As filed with the Securities and Exchange Commission on July 16, 2014

No. 333-196345

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 5

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

TerraForm Power, Inc.

(Exact name of registrant as specified in its charter)

Delaware	4911	46-4780940
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

12500 Baltimore Avenue

Beltsville, Maryland 20705

(443) 909-7200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Sebastian Deschler, Esq.

Senior Vice President, General Counsel and Secretary

TerraForm Power, Inc.

12500 Baltimore Avenue

Beltsville, Maryland 20705

(443) 909-7200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

Dennis M. Myers, P.C.	Kirk A. Davenport II
Kirkland & Ellis LLP	Latham & Watkins LLP
300 North LaSalle	885 Third Avenue
Chicago, Illinois 60654	New York, New York 10022
(312) 862-2000	(212) 906-1200

Approximate date of commencement of proposed sale to the public: As soon as practicable after this

Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:  ☐

If this Form is filed to registered additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Estimated Maximum Offering Price per share(2)	Estimated Maximum Aggregate Offering Price(2)(3)	Amount of Registration Fee(3)(4)
Class A Common Stock, $0.01 par value per share	23,074,750	$25.00	$576,868,750	$74,301

(1)	Includes 3,009,750 shares of Class A Common Stock that may be sold if the option to purchase additional shares granted by us to the underwriters is exercised in full.
(2)	Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(a) of the Securities Act of 1933, as amended.
(3)	Includes the offering price of any additional shares of Class A Common Stock that the underwriters have the option to purchase.
(4)	$70,840 was previously paid in connection with the initial filing of this Registration Statement.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, Dated July 16, 2014

20,065,000 Shares

TerraForm Power, Inc.

Class A Common Stock

This is an initial public offering of the Class A common stock of TerraForm Power, Inc. All of the shares of Class A common stock are being sold by TerraForm Power, Inc.

Prior to this offering, there has been no public market for our Class A common stock. It is currently estimated that the initial public offering price per share will be between $23.00 and $25.00. Our Class A common stock has been approved for listing on the NASDAQ Global Select Market under the symbol “TERP.”

We will have three classes of common stock outstanding after this offering: Class A common stock, Class B common stock and Class B1 common stock. Each share of Class A common stock and Class B1 common stock entitles its holder to one vote on all matters presented to our stockholders generally. All of our Class B common stock will be held by SunEdison, Inc., or our “Sponsor,” or its controlled affiliates. Each share of Class B common stock entitles our Sponsor to 10 votes on all matters presented to our stockholders generally. Immediately following this offering, the holders of our Class A common stock will collectively hold 100% of the economic interests in us, and the holders of our Class A common stock will hold 3.9% of the voting power in us, the holders of our Class B1 common stock will hold 0.9% of the voting power in us and our Sponsor will hold the remaining 95.2% of the voting power in us. As a result, we will be a “controlled company” within the meaning of the corporate governance standards of the NASDAQ Global Select Market. We are an “emerging growth company” as the term is used in the Jumpstart Our Business Startups Act of 2012 and, as such, have elected to comply with certain reduced public company reporting requirements.

See “Risk Factors” beginning on page 39 to read about factors you should consider before buying shares of our Class A common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount(1)	$	$
Proceeds, before expenses, to us	$	$

(1)	Excludes a structuring fee payable to Goldman, Sachs & Co. equal to 0.559% of the gross offering proceeds. See “Underwriting.”

The underwriters have the option to purchase up to an additional 3,009,750 shares from TerraForm Power, Inc. at the initial public offering price less the underwriting discount for a period of 30 days after the date of this prospectus.

The underwriters expect to deliver the shares against payment in New York, New York on                     , 2014.

Goldman, Sachs & Co.	Barclays	Citigroup
J.P. Morgan	Macquarie Capital

Santander

FBR

Prospectus Dated                     , 2014.

POWER
TerraForm
a SunEdison company

Alamosa, Colorado - 8.2 MW

Credit: Zinn Photography
Courtesy: SunEdison, Inc.

230 solar projects across the U.S., Canada, U.K., Chile and total nameplate capacity of 808 MW

- **20-year** weighted average remaining PPA life with creditworthy counterparties as of March 31, 2014
- Our sponsor: SunEdison is a solar industry leader with a **3.6 GW development pipeline** and **1.9 GW** of solar power generation **assets under management** as of March 31, 2014
- **1.1 GW** of identified **Call Right Projects**

U.S.	
Megawatts:	557
PV Systems:	211

OREGON
NEVADA
COLORADO
CALIFORNIA
ARIZONA
NEW MEXICO
OHIO
NEW YORK
MASSACHUSETTS
CONNECTICUT
NEW JERSEY
MARYLAND
NORTH CAROLINA
GEORGIA
FLORIDA
PUERTO RICO

Canada	
Megawatts:	38
PV Systems:	9

Chile	
Megawatts:	101
PV Systems:	1

U.K.	
Megawatts:	112
PV Systems:	9

ONTARIO

COPIAPO
(Atacama Desert)

WILTSHIRE
PEMBROKESHIRE
AMPNEY CRUCIS
BRISTOL
CORNWALL
KENT
HAMPS
DEVON

TerraForm POWER

Project: Mt. Signal
Megawatts: 265.7
Location: Calexico, CA

Project: CAP (Amanecer Solar)
Megawatts: 101.2
Location: Copiapo, Chile

Project: Huntington Beach Civic Center
Megawatts: 0.8
Location: Huntington Beach, CA

Project: Irvine Unified School District
Megawatts: 0.2
Location: Irvine, CA

Project: Kohl's department store
Megawatts: 0.1
Location: Denver, CO

Project: Whole Foods grocery store
Megawatts: 0.1
Location: West Hartford, CT

TerraForm Power

We have not and the underwriters have not authorized anyone to provide you with any information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We are offering to sell, and seeking offers to buy, shares of our Class A common stock only in jurisdictions where such offers and sales are permitted. The information in this prospectus or any free writing prospectus is accurate only as of its date, regardless of its time of delivery or the time of any sale of shares of our Class A common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

Until                    , 2014 (25 days after the date of this prospectus), all dealers that buy, sell or trade our Class A common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Trademarks and Trade Names

We own or have rights to various trademarks, service marks and trade names that we use in connection with the operation of our business. This prospectus may also contain trademarks, service marks and trade names of SunEdison, Inc. and third parties, which are the property of their respective owners. Our use or display of third parties’ trademarks, service marks, trade names or products in this prospectus is not intended to, and should not be read to, imply a relationship with or endorsement or

i

sponsorship of us. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks, service marks and trade names.

Industry and Market Data

This prospectus includes industry data and forecasts that we obtained from industry publications and surveys, public filings and internal company sources. Industry publications and surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but there can be no assurance as to the accuracy or completeness of the included information. Statements as to our market position and market estimates are based on independent industry publications, government publications, third party forecasts, management’s estimates and assumptions about our markets and our internal research. While we are not aware of any misstatements regarding the market, industry or similar data presented herein, such data involve risks and uncertainties and are subject to change based on various factors, including those discussed under the headings “Risk Factors” and “Cautionary Statement Concerning Forward-Looking Statements” in this prospectus.

As used in this prospectus, all references to watts (e.g., Megawatts, Gigawatts, MW, GW, etc.) refer to measurements of direct current, or “DC,” except where otherwise noted.

Certain Defined Terms

Unless the context provides otherwise, references herein to:

•	“we,” “our,” “us,” “our company” and “TerraForm Power” refer to TerraForm Power, Inc., together with, where applicable, its consolidated subsidiaries after giving effect to the Organizational Transactions (as defined herein);

•	“Terra LLC” refers to TerraForm Power, LLC;

•	“Terra Operating LLC” refers to TerraForm Power Operating, LLC, a wholly owned subsidiary of Terra LLC; and

•	“SunEdison” and “Sponsor” refer to SunEdison, Inc. together with, where applicable, its consolidated subsidiaries.

See “Summary—Organizational Transactions” for more information regarding our ownership structure.

ii

SUMMARY

The following summary highlights information contained elsewhere in this prospectus. It does not contain all the information you need to consider in making your investment decision. Before making an investment decision, you should read this entire prospectus carefully and should consider, among other things, the matters set forth under “Risk Factors,” “Selected Historical Combined Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our and our predecessor’s financial statements and related notes thereto appearing elsewhere in this prospectus.

About TerraForm Power, Inc.

We are a dividend growth-oriented company formed to own and operate contracted clean power generation assets acquired from SunEdison and unaffiliated third parties. Our business objective is to acquire high-quality contracted cash flows, primarily from owning solar generation assets serving utility, commercial and residential customers. Over time, we intend to acquire other clean power generation assets, including wind, natural gas, geothermal and hydro-electricity, as well as hybrid energy solutions that enable us to provide contracted power on a 24/7 basis. We believe the renewable power generation segment is growing more rapidly than other power generation segments due in part to the emergence in various energy markets of “grid parity,” which is the point at which renewable energy sources can generate electricity at a cost equal to or lower than prevailing electricity prices. We expect retail electricity prices to continue to rise due to increasing fossil fuel commodity prices, required investments in generation plants and transmission and distribution infrastructure and increasing regulatory costs. We believe we are well-positioned to capitalize on the growth in clean power electricity generation, both through project originations and transfers from our Sponsor, as well as through acquisitions from unaffiliated third parties. We will benefit from the development pipeline, asset management experience and relationships of our Sponsor, which as of March 31, 2014, had a 3.6 GW pipeline of development stage solar projects and approximately 1.9 GW of self-developed and third party developed solar power generation assets under management. Our Sponsor will provide us with a dedicated management team that has significant experience in clean power generation. We believe we are well-positioned for substantial growth due to the high-quality, diversification and scale of our project portfolio, the long-term power purchase agreements, or “PPAs,” we have with creditworthy counterparties, our dedicated management team and our Sponsor’s project origination and asset management capabilities.

Our initial portfolio will consist of solar projects located in the United States and its unincorporated territories, Canada, the United Kingdom and Chile with total nameplate capacity of 807.7 MW. All of these projects have long-term PPAs with creditworthy counterparties. The PPAs have a weighted average (based on MW) remaining life of 20 years as of March 31, 2014. We intend to rapidly expand and diversify our initial project portfolio by acquiring utility-scale and distributed clean power generation assets located in the United States, Canada, the United Kingdom and Chile, each of which we expect will also have a long-term PPA with a creditworthy counterparty. Growth in our project portfolio will be driven by our relationship with our Sponsor, including access to its project pipeline, and by our access to unaffiliated third party developers and owners of clean generation assets in our core markets.

Immediately prior to the completion of this offering, we will enter into a project support agreement, or the “Support Agreement,” with our Sponsor, which will require our Sponsor to offer us additional qualifying projects from its development pipeline by the end of 2016 that are projected to generate an aggregate of at least $175.0 million of cash available for distribution during the first 12 months following the qualifying projects’ respective commercial operations date, or “Projected FTM CAFD.” We refer to these projects as the “Call Right Projects.” Specifically, the Support Agreement requires our Sponsor to offer us:

•	from the completion of this offering through the end of 2015, solar projects that are projected to generate an aggregate of at least $75.0 million of cash available for distribution during the first 12 months following their respective commercial operations date; and

•	during calendar year 2016, solar projects that are projected to generate an aggregate of at least $100.0 million of cash available for distribution during the first 12 months following their respective commercial operations date.

If the amount of Projected FTM CAFD of the projects we acquire under the Support Agreement from the completion of this offering through the end of 2015 is less than $75.0 million, or the amount of Projected FTM CAFD of the projects we acquire under the Support Agreement during 2016 is less than $100.0 million, our Sponsor has agreed that it will continue to offer us sufficient Call Right Projects until the total aggregate Projected FTM CAFD commitment has been satisfied. The Call Right Projects that are specifically identified in the Support Agreement currently have a total nameplate capacity of 1.1 GW. We believe the currently identified Call Right Projects will be sufficient to satisfy a majority of the Projected FTM CAFD commitment for 2015 and between 15% and 40% of the Projected FTM CAFD commitment for 2016 (depending on the amount of project-level financing we use for such projects). The Support Agreement provides that our Sponsor is required to update the list of Call Right Projects with additional qualifying Call Right Projects from its pipeline until we have acquired projects under the Support Agreement that have the specified minimum amount of Projected FTM CAFD for each of the periods covered by the Support Agreement.

In addition, the Support Agreement grants us a right of first offer with respect to any solar projects (other than Call Right Projects) located in the United States and its unincorporated territories, Canada, the United Kingdom, Chile and certain other jurisdictions that our Sponsor decides to sell or otherwise transfer during the six-year period following the completion of this offering. We refer to these projects as the “ROFO Projects.” The Support Agreement does not identify the ROFO Projects since our Sponsor will not be obligated to sell any project that would constitute a ROFO Project. As a result, we do not know when, if ever, any ROFO Projects or other assets will be offered to us. In addition, in the event that our Sponsor elects to sell such assets, it will not be required to accept any offer we make to acquire any ROFO Project and, following the completion of good faith negotiations with us, our Sponsor may choose to sell such assets to a third party or not to sell the assets at all.

We believe that we are well-positioned to capitalize on additional growth opportunities in the clean energy industry as the demand for renewable energy among our customer segments is accelerating due to the emergence of grid parity in certain segments of our target markets, the lack of commodity price risk in renewable energy generation and strong political and social support. In addition, growth is driven by the ability to locate renewable energy generating assets at a customer site, which reduces our customers’ transmission and distribution costs. We believe that we are already capitalizing on the favorable growth dynamics in the clean energy industry, as illustrated by the following examples:

•

Grid Parity.    We evaluate grid parity on an individual site or customer basis, taking into account numerous factors including the customer’s geographical location and solar availability, the terrain or roof orientation where the system will be located, cost to install, prevailing electricity rates and any demand or time-of-day use charges. One of our projects located in Chile provides approximately 100 MW of utility-scale power under a 20-year PPA with a mining company at a price below the current wholesale price of electricity in that region. We believe that additional grid parity opportunities will arise in other markets with growing energy demand, increasing power prices and favorable solar attributes.

•	Distributed Generation. We own and operate a 134.8 MW distributed generation platform with a footprint in the United States, Puerto Rico and Canada with commercial and residential customers, who currently purchase electricity from us under long-term PPAs at prices at or below local retail electricity rates. These distributed generation projects reduce our customers’ transmission and distribution costs because they are located on the customers’ sites. By bypassing the traditional electrical suppliers and transmission systems, distributed energy systems delink the customers’ electricity price from external factors such as volatile commodity prices and costs of the incumbent energy supplier. This makes it possible for distributed energy purchasers to buy electricity at predictable and stable prices over the duration of a long-term contract.

As our addressable market expands, we expect there will be significant additional opportunities for us to own clean energy generation assets and provide contracted, reliable power at competitive prices to the customer segments we serve, which we believe will sustain and enhance our future growth.

We intend to use a portion of the cash available for distribution, or “CAFD,” generated by our project portfolio to pay regular quarterly cash dividends to holders of our Class A common stock. Our initial quarterly dividend will be set at $0.2257 per share of Class A common stock, or $0.9028 per share on an annualized basis. We established our initial quarterly dividend level based upon a targeted payout ratio by Terra LLC of approximately 85% of projected annual CAFD. Our objective is to pay our Class A common stockholders a consistent and growing cash dividend that is sustainable on a long-term basis. Based on our forecast and the related assumptions and our intention to acquire assets with characteristics similar to those in our initial portfolio, we expect to grow our CAFD and increase our quarterly cash dividends over time.

We intend to target a 15% compound annual growth rate in CAFD per unit over the three-year period following the completion of this offering. This target is based on, and supported by, our Sponsor’s $175.0 million aggregate Projected FTM CAFD commitment to us under the Support Agreement and our track record of successful project acquisitions from unaffiliated third parties, which will provide us the opportunity to grow our CAFD following this offering. While we believe our targeted growth rate is reasonable, it is based on estimates and assumptions regarding a number of factors, many of which are beyond our control, including the market value of projects we acquire from third parties, the purchase price we pay for acquired projects, our cost of capital, the ratio of debt to equity with respect to the financing of acquisitions, whether we have the financial resources to acquire the Call Right Projects and the timing of such acquisitions. Prospective investors should read “Cash Dividend Policy,” including our financial forecast and related assumptions, and “Risk Factors,” including the risks and uncertainties related to our forecasted results, completion of construction of projects and acquisition opportunities, in their entirety.

We intend to cause Terra LLC to distribute its CAFD to holders of its units (including us as the sole holder of the Class A units and our Sponsor as the sole holder of the Class B units) pro rata, based on the number of units held, subject to the incentive distribution rights, or “IDRs,” held by our Sponsor that are described below. However, the Class B units held by our Sponsor are deemed “subordinated” because for a period of time, referred to as the “Subordination Period,” the Class B units will not be entitled to receive any distributions from Terra LLC until the Class A units and Class B1 units (which may be issued upon reset of IDR target distribution levels or in connection with acquisitions from our Sponsor or third-parties) have received quarterly distributions in an amount equal to $0.2257 per unit, or the “Minimum Quarterly Distribution,” plus any arrearages in the payment of the Minimum Quarterly Distribution from prior quarters. The practical effect of the subordination of the Class B units is to increase the likelihood that during the Subordination Period there will be sufficient CAFD to pay the Minimum Quarterly Distribution on the Class A units and Class B1 units (if any). See “Certain Relationships and Related Party Transactions—Amended and Restated Operating Agreement of Terra LLC—Distributions.”

Our Sponsor has further agreed to forego any distributions on its Class B units with respect to the third and fourth quarters of 2014 (i.e., distributions declared on or prior to March 31, 2015), and thereafter has agreed to a reduction of distributions on its Class B units until the expiration of the Distribution Forbearance Period. The amount of our Sponsor’s distribution reduction between March 31, 2015 and the end of the Distribution Forbearance Period is based on the percentage of the As Delivered CAFD compared to the expected CAFD attributable to the Contributed Construction Projects (and substitute projects contributed by our Sponsor). The practical effect of this forbearance is to ensure that the Class A units will not be affected by delays (if any) in completion of the Contributed Construction Projects. All of the projects in our initial portfolio have already reached their commercial operations date, or “COD,” or are expected to reach COD prior to the end of 2014. The projects expected to reach COD in 2014 are the U.S. Projects 2014, Regulus Solar, the North Carolina Portfolio, Marsh Hill, SunE Perpetual Lindsay, Crucis Farm and two of the California Public Institution projects, which in aggregate represent 200.3 MW. We collectively refer to these projects as the “Contributed Construction Projects.” For a description of the IDRs, the Subordination Period and the Distribution Forbearance Period, including the definitions of Subordination Period, As Delivered CAFD, CAFD Forbearance Threshold and Distribution Forbearance Period see “Certain Relationships and Related Party Transactions—Amended and Restated Operating Agreement of Terra LLC—Distributions.”

About our Sponsor

We believe our relationship with our Sponsor provides us with the opportunity to benefit from our Sponsor’s expertise in solar technology, project development, finance, management and operations. Our Sponsor is a solar industry leader based on its history of innovation in developing, financing and operating solar energy projects and its strong market share relative to other U.S. and global installers and integrators. As of March 31, 2014, our Sponsor had a development pipeline of approximately 3.6 GW and solar power generation assets under management of approximately 1.9 GW, comprised of over 900 solar generation facilities across 12 countries. These projects were managed by a dedicated team using three renewable energy operation centers globally. As of March 31, 2014, our Sponsor had approximately 2,200 employees. After completion of this offering, our Sponsor will own 100.0% of Terra LLC’s outstanding Class B units and will hold all of the IDRs.

Purpose of TerraForm Power, Inc.

We intend to create value for the holders of our Class A common stock by achieving the following objectives:

•	acquiring long-term contracted cash flows from clean power generation assets with creditworthy counterparties;

•	growing our business by acquiring contracted clean power generation assets from our Sponsor and third parties;

•	capitalizing on the expected high growth in the clean power generation market, which is projected to require over $2.9 trillion of investment over the period from 2013 through 2020, of which $802 billion is expected to be invested in solar photovoltaic, or “PV,” generation assets;

•	creating an attractive investment opportunity for dividend growth-oriented investors;

•	creating a leading global clean power generation asset platform, with the capability to increase the cash flow and value of the assets over time; and

•	gaining access to a broad investor base with a more competitive source of equity capital that accelerates our long-term growth and acquisition strategy.

Our Initial Portfolio and the Call Right Projects

The following table provides an overview of the assets that will comprise our initial portfolio:

Project Names	Location	Commercial Operations Date(1)	Nameplate Capacity (MW)(2)	# of Sites	Project Origin(3)	Offtake Agreements
						Counterparty	Counterparty Credit Rating(4)	Remaining Duration of PPA (Years)(5)
Distributed Generation:
U.S. Projects 2014	U.S.	Q2 2014-Q4 2014	46.0	41	C	Various utilities, municipalities and commercial entities(6)	A+, A1	19
Summit Solar Projects	U.S.	2007-2014	19.6	50	A	Various commercial and governmental entities	A, A2	14
	Canada	2011-2013	3.8	7	A	Ontario Power Authority	A-, Aa1	18

Enfinity	U.S.	2011-2013	15.7	16	A	Various commercial, residential and governmental entities	A, A2	18
U.S. Projects 2009-2013	U.S.	2009-2013	15.2	73	C	Various commercial and governmental entities	BBB+, Baa1	16
California Public Institutions	U.S.	Q4 2013-Q3 2014	13.5	5	C	State of California Department of Corrections and Rehabilitation	A, A1	20
MA Operating	U.S.	Q3 2013-Q4 2013	12.2	4	A	Various municipalities	A+, A1	20
SunE Solar Fund X	U.S.	2010-2011	8.8	12	C	Various utilities, municipalities and commercial entities	AA, Aa2	17

Subtotal			134.8	208

Utility:
Regulus Solar	U.S.	Q4 2014	81.9	1	C	Southern California Edison	BBB+, A3	20
North Carolina Portfolio	U.S.	Q4 2014	26.0	4	C	Duke Energy Progress	BBB+, Baa2	15
Atwell Island	U.S.	Q1 2013	23.5	1	A	Pacific Gas & Electric Company	BBB, A3	24
Nellis	U.S.	Q4 2007	14.1	1	A	U.S. Government (PPA); Nevada Power Company (RECs)(6)	AA+, Aaa, BBB+, Baa2	14
Alamosa	U.S.	Q4 2007	8.2	1	C	Xcel Energy	A-, A3	14
CalRENEW-1	U.S.	Q2 2010	6.3	1	A	Pacific Gas & Electric Company	BBB, A3	16
Marsh Hill	Canada	Q4 2014	18.7	1	A	Ontario Power Authority	A-, Aa1	20
SunE Perpetual Lindsay	Canada	Q4 2014	15.5	1	C	Ontario Power Authority	A-, Aa1	20
Stonehenge Q1	U.K.	Q2 2014	41.1	3	A	Statkraft AS	A-, Baa1	15
Stonehenge Operating	U.K.	Q1 2013-Q2 2013	23.6	3	A	Total Gas & Power Limited	NR, NR	14
Says Court	U.K.	Q2 2014	19.8	1	C	Statkraft AS	A-, Baa1	15
Crucis Farm	U.K.	Q3 2014	16.1	1	C	Statkraft AS	A-, Baa1	15
Norrington	U.K.	Q2 2014	11.2	1	A	Statkraft AS	A-, Baa1	15
CAP(7)	Chile	Q1 2014	101.2	1	C	Compañía Minera del Pacífico (CMP)	BBB-, NR	20
Mt. Signal(8)	U.S.	Q1 2014	265.7	1	A	San Diego Gas & Electric	A, A1	25

Subtotal			672.9	22

Total Initial Portfolio			807.7	230

(1)	Represents actual or anticipated COD, as applicable, unless otherwise indicated.
(2)	Nameplate capacity represents the maximum generating capacity at standard test conditions of a facility multiplied by our percentage ownership of that facility (disregarding any equity interests held by any tax equity investor or lessor under any sale-leaseback financing or of any non-controlling interests in a partnership). Generating capacity may vary based on a variety of factors discussed elsewhere in this prospectus.

(3)	Projects which have been contributed by our Sponsor, or “Contributed Projects,” are reflected in the Predecessor’s combined consolidated historical financial statements, and are identified with a “C” above. Projects which have been acquired or are probable of being acquired contemporaneously with the completion of this offering, each an “Acquisition” or “Acquired Project,” are identified with an “A” above.
(4)	For our distributed generation projects with one counterparty and for our utility-scale projects the counterparty credit rating reflects the counterparty’s or guarantor’s issuer credit ratings issued by Standard & Poor’s Ratings Services, or “S&P,” and Moody’s Investors Service Inc., or “Moody’s.” For distributed generation projects with more than one counterparty the counterparty credit rating represents a weighted average (based on nameplate capacity) credit rating of the project’s counterparties that are rated by S&P, Moody’s or both. The percentage of counterparties that are rated by S&P, Moody’s or both (based on nameplate capacity) of each of our distributed generation projects is as follows:

•	U.S. Projects 2014: 82%
•	Summit Solar Projects (U.S.): 21%
•	Summit Solar Projects (Canada): 100%
•	Enfinity: 85%
•	U.S. Projects 2009-2013: 35%
•	California Public Institutions: 100%
•	MA Operating: 100%
•	SunE Solar Fund X: 89%

(5)	Calculated as of March 31, 2014. For distributed generation projects, the number represents a weighted average (based on nameplate capacity) remaining duration. For Nellis, the number represents the remaining duration of the renewable energy credit, or “REC,” contract.
(6)	The REC contract for the Nellis project, which represents over 90% of the expected revenues, has remaining duration of approximately 14 years. The PPA of the Nellis project has an indefinite term subject to one-year reauthorizations.
(7)	The PPA counterparty has the right, under certain circumstances, to purchase up to 40% of the project equity from us pursuant to a predetermined purchase price formula. See “Business—Our Portfolio—Initial Portfolio—Utility Projects—CAP.”
(8)	The Mt. Signal project is currently owned by Imperial Valley Solar 1 Holdings II, LLC, the entity we will acquire from Silver Ridge Power LLC, or “Silver Ridge,” concurrently with the completion of this offering. See “—Organizational Transactions.”

The projects in our initial portfolio, as well as the Call Right Projects discussed below, were selected because they are located in the geographic locations we intend to initially target. All of the projects in our initial portfolio have, and all of the Call Right Projects have or will have, long-term PPAs with creditworthy counterparties that we believe will provide sustainable and predictable cash flows to fund the regular quarterly cash dividends that we intend to pay to holders of our Class A common stock. All the projects in our initial portfolio have already reached COD or are expected to reach COD prior to the end of 2014, while the Call Right Projects generally are not expected to reach COD until the fourth quarter of 2014 or later.

The Support Agreement has established an aggregate cash purchase price that, when taken together with applicable project-level debt, equals $732.0 million subject to such adjustments as the parties may mutually agree) for the Call Right Projects set forth in the table below under the heading “Priced Call Right Projects.” This aggregate price was determined by good faith negotiations between us and our Sponsor. If we elect to purchase less than all of the Priced Call Right Projects, we and our Sponsor will negotiate prices for individual projects.

We will have the right to acquire additional Call Right Projects set forth in the table below under the heading “Unpriced Call Right Projects” at prices that will be determined in the future. The price for each Unpriced Call Right Project will be the fair market value of such project. The Support Agreement provides that we will work with our Sponsor to mutually agree on the fair market value, but if we are unable to, we and our Sponsor will engage a third-party advisor to determine the fair market value, after which we have the right (but not the obligation) to acquire such Call Right Project. Until the price for a Call Right Asset is mutually agreed to by us and our Sponsor, in the event our Sponsor receives a bona fide offer for a Call Right Project from a third party, we will have the right to match any price offered by such third party and acquire such Call Right Project on the terms our Sponsor could obtain from the third party. After the price for a Call Right Asset has been agreed upon and until the total aggregate Projected FTM CAFD commitment has been satisfied, our Sponsor may not market, offer or sell that Call Right Asset to any third party without our consent. The Support Agreement will further provide that our Sponsor is required to offer us additional qualifying Call Right Projects from its pipeline on a quarterly basis until we have acquired projects under the Support Agreement that have the specified minimum amount of Projected FTM CAFD for each of the periods covered by the Support Agreement. We cannot assure you that we will be offered these Call Right Projects on terms that are favorable to us. See “Certain Relationships and Related Party Transactions—Project Support Agreement” for additional information.

The following table provides an overview of the Call Right Projects that are currently identified in the Support Agreement:

Project Names(1)	Location	Expected Acquisition Date(2)	Nameplate Capacity (MW)(3)	# of Sites
Priced Call Right Projects:

Ontario 2015 projects	Canada	Q1 2015 - Q4 2015	13.2	22
UK projects #1-6	U.K.	Q1 2015 - Q2 2015	139.0	6
Chile project #1	Chile	Q1 2015	69.0	1

Ontario 2016 projects	Canada	Q1 2016 - Q4 2016	10.8	18
Chile project #2	Chile	Q1 2016	94.0	1

Total Priced Call Right Projects			326.0	48

Unpriced Call Right Projects:

US DG 2H2014 & 2015 projects	U.S.	Q3 2014 - Q4 2015	137.3	115
US AP North Lake I	U.S.	Q3 2015	21.6	1
US Victorville	U.S.	Q3 2015	13.0	1
US Bluebird	U.S.	Q2 2015	7.8	1

US Western project #1	U.S.	Q2 2016	156.0	1
US Southwest project #1	U.S.	Q2 2016	100.0	1
Tenaska Imperial Solar Energy Center West(4)	U.S.	Q3 2016	72.5	1
US Island project #1	U.S.	Q2 2016	65.0	1
US Southeast project #1	U.S.	Q2 2016	65.0	1
US California project #1	U.S.	Q2 2016	54.2	1
US DG 2016 projects	U.S.	Q1 2016 - Q4 2016	45.9	8
US California project #2	U.S.	Q3 2016	44.8	1

Total Unpriced Call Right Projects			783.1	133

Total 2015 projects			400.9	147
Total 2016 projects			708.2	34

Total Call Right Projects			1,109.1	181

(1)	Our Sponsor may remove a project from the Call Right Project list effective upon notice to us if, in its reasonable discretion, a project is unlikely to be successfully completed. In that case, the Sponsor will be required to replace such project with one or more additional reasonably equivalent projects that have a similar economic profile.
(2)	Represents date of anticipated acquisition.
(3)	Nameplate capacity represents the maximum generating capacity at standard test conditions of a facility multiplied by our expected percentage ownership of such facility (disregarding equity interests of any tax equity investor or lessor under any sale-leaseback financing or any non-controlling interests in a partnership). Generating capacity may vary based on a variety of factors discussed elsewhere in this prospectus.
(4)	Our Sponsor acquired an indirect 19.8% interest in the Tenaska Imperial Solar Energy Center West project in July 2014 and has entered into an agreement to acquire an additional 19.8% interest in such project from Silver Ridge upon the project achieving COD. This acquisition is in addition to the acquisition of the Mt. Signal project from Silver Ridge, which will occur concurrently with the completion of this offering. See “—Organizational Transactions.” The 72.5 MW nameplate capacity included in the table above reflects a 39.6% interest in the 183 MW Tenaska Imperial Solar Energy Center West project. We expect the project to achieve COD in the second half of 2016. Our Sponsor’s acquisitions of the interest in the Tenaska Imperial Solar Energy Center West project are subject to certain regulatory approvals, including Federal Energy Regulatory Commission, or “FERC,” approval and third-party consents, as well as customary closing conditions.

Cash Available for Distribution

The table below summarizes our estimated cash available for distribution per share of Class A common stock for the 12 months ending June 30, 2015 and December 31, 2015 based on our forecasts included elsewhere in this prospectus:

	Forecast for the 12 Months Ending
	June 30, 2015	December 31, 2015
(in thousands, except share, per share and project data)	(unaudited)
Assumed average MW for period	733	808
Cash available for distribution(1)	$89,500	$107,300
Cash available for distribution to holders of Class A shares(2)	$24,563	$29,449
Class A shares at period end	27,724,712	27,724,712
Cash available for distribution per Class A share	$0.8860	1.0622

(1)	Cash available for distribution is not a measure of performance under U.S. generally accepted accounting principles, or “GAAP.” For a reconciliation of these forecasted metrics to their closest GAAP measure, see “Cash Dividend Policy—Estimate of Future Cash Available for Distribution” elsewhere in this prospectus.
(2)	Does not give effect to any reductions of distributions on the Class B units during the Distribution Forbearance Period.

We define “cash available for distribution” or “CAFD” as net cash provided by operating activities of Terra LLC as adjusted for certain other cash flow items that we associate with our operations. It is a non-GAAP measure of our ability to generate cash to service our dividends. As calculated in this prospectus, cash available for distribution represents net cash provided by (used in) operating activities of Terra LLC (i) plus or minus changes in assets and liabilities as reflected on our statements of cash flows, (ii) minus deposits into (or plus withdrawals from) restricted cash accounts required by project financing arrangements to the extent they decrease (or increase) cash provided by operating activities, (iii) minus cash distributions paid to non-controlling interests in our projects, if any, (iv) minus scheduled project-level and other debt service payments and repayments in accordance with the related borrowing arrangements, to the extent they are paid from operating cash flows during a period, (v) minus non-expansionary capital expenditures, if any, to the extent they are paid from operating cash flows during a period, (vi) plus cash contributions from our Sponsor pursuant to the Interest Payment Agreement, (vii) plus operating costs and expenses paid by our Sponsor pursuant to the Management Services Agreement to the extent such costs or expenses exceed the fee payable by us pursuant to such agreement but otherwise reduce our net cash provided by operating activities and (viii) plus or minus operating items as necessary to present the cash flows we deem representative of our core business operations, with the approval of the audit committee. Our intention is to cause Terra LLC to distribute a portion of the cash available for distribution generated by our project portfolio to its members each quarter, after appropriate reserves for our working capital needs and the prudent conduct of our business. For further discussion of cash available for distribution, including a reconciliation of net cash provided by (used in) operating activities to cash available for distribution and a discussion of its limitations, see footnote (2) under the heading “Summary Historical and Pro Forma Financial Data” elsewhere in this prospectus.

Industry Overview

We expect to benefit from continued high growth in clean energy across the utility, commercial and residential customer segments. According to Bloomberg New Energy Finance, over 1,418 GW of clean power generation projects are expected to be installed globally over the period from 2013 through 2020, requiring an aggregate investment of over $2.9 trillion across the utility, commercial and residential markets.

We believe the solar segment of the clean power generation industry is particularly attractive as declining solar electricity costs and increasing grid electricity costs are accelerating the attainment of grid parity in various markets. Solar energy offers a compelling value proposition in markets that have reached grid parity because customers can typically purchase renewable energy for less than the cost of electricity generated by local utilities, pay little to no up-front cost and lock in long-term energy prices, insulating themselves from rising electricity rates. We expect a number of additional markets in our target geographies will reach grid parity in the coming years.

Solar energy benefits from highly predictable energy generation, the absence of fuel costs, proven technology and strong political and social support. In addition, solar generating assets are able to be located at a customer’s site which reduces the customer’s transmission and distribution costs. Finally, solar energy generation benefits from governmental, public and private support for the development of solar energy projects due to the environmentally friendly attributes of solar energy.

Our Business Strategy

Our primary business strategy is to increase the cash dividends we pay to the holders of our Class A common stock over time. Our plan for executing this strategy includes the following:

Focus on long-term contracted clean power generation assets.    Our initial portfolio and any Call Right Projects that we acquire pursuant to the Support Agreement will have long-term PPAs with creditworthy counterparties. We intend to focus on owning and operating long-term contracted clean power generation assets with proven technologies, low operating risks and stable cash flows consistent with our initial portfolio. We believe industry trends will support significant growth opportunities for long-term contracted power in the clean power generation segment as various markets around the world reach grid parity.

Grow our business through acquisitions of contracted operating assets.    We intend to acquire additional contracted clean power generation assets from our Sponsor and unaffiliated third parties to increase our cash available for distribution. The Support Agreement provides us with (i) the option to acquire the identified Call Right Projects, which currently represent an aggregate nameplate capacity of approximately 1.1 GW, and additional projects from our Sponsor’s development pipeline that will be designated as Call Right Projects under the Support Agreement to satisfy the aggregate Projected FTM CAFD commitment of $175.0 million and (ii) a right of first offer on the ROFO Projects. In addition, we expect to have significant opportunities to acquire other clean power generation assets from third-party developers, independent power producers and financial investors. We believe our knowledge of the market, third-party relationships, operating expertise and access to capital will provide us with a competitive advantage in acquiring new assets.

Attractive asset class.    We intend to initially focus on the solar energy segment because we believe solar is currently the fastest growing segment of the clean power generation industry and offers attractive opportunities to own assets and deploy long-term capital due to the predictability of solar power cash flows. In particular, we believe the solar segment is attractive because there is no associated fuel cost risk and solar technology has become highly reliable and, based on the experience of our Sponsor, requires low operational and maintenance expenditures and a low level of interaction from managers. Solar projects also have an expected life which can exceed 30 to 40 years. In addition, the solar energy generation projects in our initial portfolio generally operate under long-term PPAs with terms of up to 20 years.

Focus on core markets with favorable investment attributes.    We intend to focus on growing our portfolio through investments in markets with (i) creditworthy PPA counterparties, (ii) high clean energy demand growth rates, (iii) low political risk, stable market structures and well-established legal systems, (iv) grid parity or the potential to reach grid parity in the near term and (v) favorable government policies to encourage renewable energy projects. We believe there will be ample opportunities to acquire high-quality contracted power generation assets in markets with these attributes. While our current focus is on solar generation assets in the United States and its unincorporated territories, Canada, the United Kingdom and Chile, we will selectively consider acquisitions of contracted clean generation sources in other countries.

Maintain sound financial practices.    We intend to maintain our commitment to disciplined financial analysis and a balanced capital structure. Our financial practices will include (i) a risk and credit policy focused on transacting with creditworthy counterparties, (ii) a financing policy focused on achieving an optimal capital structure through various capital formation alternatives to minimize interest rate and refinancing risks, and (iii) a dividend policy that is based on distributing the cash available for distribution generated by our project portfolio (after deducting appropriate reserves for our working capital needs and the prudent conduct of our business). Our initial dividend was established based on our targeted payout ratio of approximately 85% of projected cash available for distribution. See “Cash Dividend Policy.”

Our Competitive Strengths

We believe our key competitive strengths include:

Scale and diversity.    Our initial portfolio and the Call Right Projects will provide us with significant diversification in terms of market segment, counterparty and geography. These projects, in the aggregate, represent 807.7 MW of nameplate capacity, which are expected to consist of 672.9 MW of nameplate capacity from utility projects and 134.8 MW of nameplate capacity of commercial, industrial, government and residential customers. Of the projects in our initial portfolio, only three account for more than $10.0 million of our forecasted CAFD for the 12 months ending December 31, 2015 and no single project accounts for more than 20% of our forecasted CAFD for the same period. Our diversification reduces our operating risk profile and our reliance on any single market or segment. We believe our scale and geographic diversity improve our business development opportunities through enhanced industry relationships, reputation and understanding of regional power market dynamics.

Stable, high-quality cash flows.    Our initial portfolio of projects, together with the Call Right Projects and third-party projects that we acquire, will provide us with a stable, predictable cash flow profile. We sell the electricity generated by our projects under long-term PPAs with creditworthy counterparties. As of March 31, 2014, the weighted average (based on MW) remaining life of our PPAs was 20 years. The weighted average credit rating (based on nameplate capacity) of the counterparties to the PPAs for the projects in our initial portfolio is A-/A3, which includes only those counterparties that are rated by S&P, Moody’s or both (representing approximately 92% of the total MW of our initial portfolio). All of our projects have highly predictable operating costs, in large part due to solar facilities having no fuel cost and reliable technology. Finally, based on our initial portfolio of projects, we do not expect to pay significant federal income taxes in the near term.

Newly constructed portfolio.    We benefit from a portfolio of relatively newly constructed assets, with most of the projects in our initial portfolio having achieved COD within the past three years. All of the Call Right Projects are expected to achieve COD by the end of 2016. The projects in our initial portfolio and the Call Right Projects utilize proven and reliable technologies provided by leading equipment manufacturers and, as a result, we expect to achieve high generation availability and predictable maintenance capital expenditures.

Relationship with SunEdison.    We believe our relationship with our Sponsor provides us with significant benefits, including the following:

•	Strong asset development and acquisition track record. Over the last five calendar years, our Sponsor has constructed or acquired solar power generation assets with an aggregate nameplate capacity of 1.4 GW and, as of March 31, 2014, was constructing additional solar power generation assets expected to have an aggregate nameplate capacity of approximately 504 MW. Our Sponsor has been one of the top five developers and installers of solar energy facilities in the world in each of the past four years based on megawatts installed. In addition, our Sponsor had a 3.6 GW pipeline of development stage solar projects as of March 31, 2014. Our Sponsor’s operating history demonstrates its organic project development capabilities and its ability to work with third-party developers and asset owners in our target markets. We believe our Sponsor’s relationships, knowledge and employees will facilitate our ability to acquire operating projects from our Sponsor and unaffiliated third parties in our target markets.

•	Project financing experience. We believe our Sponsor has demonstrated a successful track record of sourcing long duration capital to fund project acquisitions, development and construction. Since 2005, our Sponsor has raised approximately $5.0 billion in long-term, non-recourse project and tax equity financing for hundreds of projects. We expect that we will realize significant benefits from our Sponsor’s financing and structuring expertise as well as its relationships with financial institutions and other providers of capital.

•	Management and operations expertise. We will have access to the significant resources of our Sponsor to support the growth strategy of our business. As of March 31, 2014, our Sponsor had over 1.9 GW of projects under management across 12 countries. Approximately 16.0% of these projects are third-party power generation facilities, which demonstrates our Sponsor’s collaboration with multiple solar developers and owners. These projects utilize 30 different module types and inverters from 12 different manufacturers. In addition, our Sponsor maintains three renewable energy operation centers to service assets under management. Our Sponsor’s operational and management experience helps ensure that our facilities will be monitored and maintained to maximize their cash generation.

Dedicated management team.    Under the Management Services Agreement, our Sponsor has committed to provide us with a dedicated team of professionals to serve as our executive officers and other key officers. Our officers have considerable experience in developing, acquiring and operating clean power generation assets, with an average of over nine years of experience in the sector. For example, our President and Chief Executive Officer has served as the President of SunEdison’s solar energy business since November 2009. Our management team will also have access to the other significant management resources of our Sponsor to support the operational, financial, legal and regulatory aspects of our business.

Our management team includes certain individuals that were previously employed by Everstream Energy Capital Management LLC, or “Everstream,” a private equity investment firm that specializes in energy infrastructure projects, and that assisted in the early stage diligence and acquisition of certain projects in our initial portfolio.

Agreements with our Sponsor

We will enter into the agreements described below with our Sponsor immediately prior to the completion of this offering. For a more comprehensive discussion of these agreements, see “Certain Relationships and Related Party Transactions.” For a discussion of the risks related to our relationship with our Sponsor, see “Risk Factors—Risks Related to our Relationship with our Sponsor.” In addition, we will amend Terra LLC’s operating agreement to provide for Class A units, Class B units and Class B1 units and to convert our Sponsor’s interest in TerraForm Power’s common equity into Class B units and issue the IDRs to our Sponsor. As a result of holding Class B units and IDRs, subject to certain limitations during the Subordination Period and the Distribution Forbearance Period, our Sponsor will be entitled to share in distributions from Terra LLC to its unit holders. See “Certain Relationships and Related Party Transactions—Amended and Restated Operating Agreement of Terra LLC.”

Project Support Agreement.    Pursuant to the Support Agreement, our Sponsor will provide us with the right, but not the obligation, to purchase for cash certain solar projects from its project pipeline with aggregate Projected FTM CAFD of at least $175.0 million by the end of 2016. Specifically, the Support Agreement requires our Sponsor to offer us:

•	from the completion of this offering through the end of 2015, solar projects that have Projected FTM CAFD of at least $75.0 million; and

•	during calendar year 2016, solar projects that have Projected FTM CAFD of at least $100.0 million.

If the amount of Projected FTM CAFD of the projects we acquire under the Support Agreement from the completion of this offering through the end of 2015 is less than $75.0 million, or the amount of Projected FTM CAFD of the projects we acquire under the Support Agreement during 2016 is less than $100.0 million, our Sponsor has agreed that it will continue to offer us sufficient Call Right Projects until the total aggregate Projected FTM CAFD commitment has been satisfied. We have agreed to pay cash for each Call Right Project that we acquire, unless we and our Sponsor otherwise mutually agree. The Support Agreement provides that we will work with our Sponsor to mutually agree on the fair market value of each Unpriced Call Right Project within a reasonable time after it is added to the list of identified Call Right Projects. If we are unable to agree on the fair market value, we and our Sponsor will engage a third-party advisor to determine the fair market value, after which we will have the right (but not the obligation) to acquire such Call Right Project. Until we provide our Sponsor with written notice of our exercise of our right to purchase a Call Right Project, in the event our Sponsor receives a bona fide offer for a Call Right Project from a third party, our Sponsor must give us notice of such offer in reasonable detail and we will have the right to acquire such project on terms substantially similar to those our Sponsor could have obtained from such third party, but at a price no less than the price specified in the third-party offer. After the price for a Call Right Asset has been agreed and until the total aggregate Projected FTM CAFD commitment has been satisfied, our Sponsor may not market, offer or sell that Call Right Asset to any third party without our consent.

The Support Agreement provides that our Sponsor is required to offer us additional qualifying Call Right Projects from its pipeline on a quarterly basis until we have acquired projects under the Support

Agreement that have the specified minimum amount of Projected FTM CAFD for each of the periods covered by the Support Agreement. These additional Call Right Projects must satisfy certain criteria. In addition, our Sponsor may remove a project from the Call Right Project list if, in its reasonable discretion, the project is unlikely to be successfully completed. In that case, the Sponsor will be required to replace such project with one or more additional reasonably equivalent projects that have a similar economic profile. Generally, we may exercise our call right with respect to any Call Right Project identified in the Support Agreement at any time until 30 days prior to COD for that Call Right Project. If we exercise our option to purchase a project under the Support Agreement, our Sponsor is required to sell us that project on or about the date of its COD unless we agree to a different date.

In addition, our Sponsor has agreed to grant us a right of first offer on any of the ROFO Projects that it determines to sell or otherwise transfer during the six-year period following the completion of this offering. Under the terms of the Support Agreement, our Sponsor will agree to negotiate with us in good faith, for a period of 30 days, to reach an agreement with respect to any proposed sale of a ROFO Project for which we have exercised our right of first offer before it may sell or otherwise transfer such ROFO Project to a third party. However, our Sponsor will not be obligated to sell any of the ROFO Projects and, as a result, we do not know when, if ever, any ROFO Projects will be offered to us. In addition, in the event that our Sponsor elects to sell ROFO Projects, it will not be required to accept any offer we make and may choose to sell the assets to a third party or not sell the assets at all.

Under our related party transaction policy, the prior approval of our Corporate Governance and Conflicts Committee will be required for each material transaction with our Sponsor under the Support Agreement. See “—Conflicts of Interest” below.

Management Services Agreement.    Pursuant to the Management Services Agreement, our Sponsor will provide, or arrange for the provision of, operational, management and administrative services to us and our subsidiaries, and we will pay our Sponsor a base management fee as follows: (i) no fee for the remainder of 2014, (ii) 2.5% of Terra LLC’s CAFD in 2015, 2016 and 2017 (not to exceed $4.0 million in 2015 or $7.0 million in 2016 or $9.0 million in 2017), and (iii) an amount equal to our Sponsor’s actual cost for providing services pursuant to the terms of the Management Services Agreement in 2018 and thereafter. We and our Sponsor may agree to adjust the management fee as a result of a change in the scope of services provided under the Management Services Agreement, but no adjustment will be required solely as a result of our acquisition of Call Right Projects or other assets. In addition, in the event that TerraForm Power, Terra LLC, Terra Operating LLC or any of our subsidiaries refers a solar power development project to our Sponsor prior to our Sponsor’s independent identification of such opportunity, and our Sponsor thereafter develops such solar power project, our Sponsor will pay us an amount equal to $40,000 per MW multiplied by the nameplate capacity of such solar power project, determined as of the COD of such solar power project (not to exceed $30.0 million in the aggregate in any calendar year). The prior approval of our Corporate Governance and Conflicts Committee will be required for each material transaction with our Sponsor under the Management Services Agreement unless such transaction is expressly contemplated by the agreement.

Repowering Services ROFR Agreement.    Immediately prior to the completion of this offering, TerraForm Power, Terra LLC and Terra Operating LLC, collectively, the “Service Recipients,” will enter into a Repowering Services ROFR Agreement with our Sponsor, pursuant to which our Sponsor will be granted a right of first refusal to provide certain services, including (i) repowering operating solar generation projects and providing related services to analyze, design and replace or improve any of the solar power generation projects through the modification of the relevant solar energy system or the installation of new solar components, but excluding any maintenance, and (ii) such other services as may from time to time reasonably requested by the Service Recipients related to any such repowerings, collectively, the “Repowering Services.”

Interest Payment Agreement. Terra LLC and Terra Operating LLC will enter into the Interest Payment Agreement with our Sponsor and its wholly owned subsidiary, SunEdison Holdings Corporation, pursuant to which our Sponsor will agree to pay all of the scheduled interest on our new term loan facility, or the “Term Loan,” through the third anniversary of our entering into the Term Loan, up to an aggregate of $48 million over such period (plus any interest due on any payment not remitted when due). Our Sponsor will not be obligated to pay any amounts payable under the Term Loan in connection with an acceleration of the indebtedness thereunder. Any amounts payable by our Sponsor under the Interest Payment Agreement that are not remitted when due will remain due (whether on demand or otherwise) and interest will accrue on such overdue amounts at a rate per annum equal to the interest rate then applicable under the Term Loan. In addition, Terra LLC will be entitled to set off any amounts owing by our Sponsor pursuant to the Interest Payment Agreement against any and all sums owed by Terra LLC to our Sponsor under the distribution provisions of the amended and restated operating agreement of Terra LLC, and Terra LLC may pay such amounts to Terra Operating LLC.

Operating Agreements.    Our contributed projects were or are being built pursuant to engineering, procurement and construction, or “EPC,” contracts, and will be operated and maintained pursuant to operations and maintenance, or “O&M,” contracts with affiliates of our Sponsor. Under the EPC contracts, the relevant Sponsor affiliates provide liquidated damages to cover delays in project completions, as well as market standard warranties, including performance ratio guarantees, designed to ensure the expected level of electricity generation is achieved, for periods that range between two and five years after project completion depending on the relevant market. The O&M contracts cover comprehensive preventive and corrective maintenance services for a fee as defined in such agreement. The applicable Sponsor affiliates also provide generation availability guarantees of 99% for a majority of the projects covered by such O&M Agreements (on a MW basis), designed to ensure the expected level of power plant operation is achieved, and related liquidated damage obligations. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Metrics—Operating Metrics—Generation Availability” for a description of “generation availability.”

Conflicts of Interest.    While our relationship with our Sponsor and its subsidiaries is a significant strength, it is also a source of potential conflicts. As discussed above, our Sponsor and its affiliates will provide important services to us, including assisting with our day-to-day management and providing individuals who are dedicated to serve as our executive officers and other key officers. Our management team, including our officers, will remain employed by and, in certain cases, will continue to serve as an executive officer or other senior officer of, SunEdison or its affiliates. Our officers will also generally continue to have economic interests in our Sponsor following this offering. However, pursuant to the Management Services Agreement, our officers will be dedicated to running our business. These same officers may help our board of directors and, in particular, our Corporate Governance and Conflicts Committee evaluate potential acquisition opportunities presented by our Sponsor under the Support Agreement. As a result of their employment by, and economic interest in, our Sponsor, our officers may be conflicted when advising our board of directors or Corporate Governance and Conflicts Committee or otherwise participating in the negotiation or approval of such transactions.

Notwithstanding the significance of the services to be rendered by our Sponsor or its designated affiliates on our behalf in accordance with the terms of the Management Services Agreement or of the assets which we may elect to acquire from our Sponsor in accordance with the terms of the Support Agreement or otherwise, our Sponsor will not owe fiduciary duties to us or our stockholders and will have significant discretion in allocating acquisition opportunities (except with respect to the Call Right

Projects and ROFO Projects) to us or to itself or third parties. Under the Management Services Agreement, our Sponsor will not be prohibited from acquiring operating assets of the kind that we seek to acquire. See “Risk Factors—Risks Related to our Relationship with our Sponsor.”

Any material transaction between us and our Sponsor (including the proposed acquisition of any assets pursuant to the Support Agreement) will be subject to our related party transaction policy, which will require prior approval of such transaction by our Corporate Governance and Conflicts Committee. That committee will be comprised of at least three directors, each of whom will satisfy the requirements for independence under applicable laws and regulations of the Securities and Exchange Commission, or the “SEC,” and the rules of the NASDAQ Global Select Market. See “Risk Factors—Risks Related to our Relationship with our Sponsor,” “Certain Relationships and Related Party Transactions—Procedures for Review, Approval and Ratification of Related-Person Transactions; Conflicts of Interest” and “Management—Committees of the Board of Directors—Corporate Governance and Conflicts Committee” for a discussion of the risks associated with our organizational and ownership structure and corporate strategy for mitigating such risks.

Organizational Transactions

Formation Transactions

TerraForm Power, Inc. is a Delaware corporation formed on January 15, 2014 by SunEdison to serve as the issuer of the Class A common stock offered hereby. In connection with the formation of TerraForm Power, certain employees of SunEdison who will perform services for us were granted equity incentive awards under the TerraForm Power, Inc. 2014 Second Amended and Restated Long-Term Incentive Plan, or the “2014 Incentive Plan,” in the form of restricted shares of TerraForm Power. See “Executive Officer Compensation—Equity Incentive Awards.”

TerraForm Power, LLC is a Delaware limited liability company formed on February 14, 2014 as a wholly owned indirect subsidiary of SunEdison to own and operate through its subsidiaries a portfolio of contracted clean power generation assets acquired and to be acquired from SunEdison and unaffiliated third parties. Following its formation and prior to the completion of this offering: (i) SunEdison and its subsidiaries will contribute to Terra LLC the solar energy projects developed or acquired by SunEdison that are included in our initial portfolio, which we refer to as the “Initial Asset Transfers,” or “Contributed Projects” and (ii) Terra LLC will complete the acquisitions of the solar energy projects developed by third parties that are included in our initial portfolio (including the Mt. Signal project discussed below), which we refer to as the “Acquisitions” or “Acquired Projects.” On March 28, 2014, Terra LLC entered into a new $250.0 million term loan Bridge Facility, or the “Bridge Facility,” to provide funding for the Acquisitions. Through an amendment dated May 15, 2014, the size of the Bridge Facility was increased to $400.0 million.

We collectively refer to these transactions as the “Formation Transactions.”

Private Placements

On July 3, 2014, Altai Capital Master Fund, Ltd. and Everstream Opportunities Fund I, LLC entered into stock purchase agreements with us in which they agreed to purchase $45.0 million and $20.0 million, respectively, of our Class A common stock at a price per share equal to the initial public offering price in separate private placement transactions. These share purchases are subject to certain customary closing conditions and will be completed concurrently with the closing of this offering. The shares sold in these private placement transactions will not be registered under the Securities Act of

1933, as amended, or the “Securities Act.” For a further discussion of the private placement transactions, see “Certain Relationships and Related Party Transactions–Private Placements and Related Transactions.”

Throughout this prospectus, we collectively refer to the foregoing transactions as the “Private Placements.”

Offering Transactions

In connection with and, in certain cases, concurrently with the completion of, this offering, based on an assumed initial public offering price of $24.00 per share, which is the midpoint of the range listed on the cover of this prospectus:

•	we will amend and restate TerraForm Power’s certificate of incorporation to provide for Class A common stock, Class B common stock and Class B1 common stock (which Class B1 Common Stock will be distributed to Riverstone as described below and which may also be issued in the future upon a reset of IDR target distribution levels or in connection with acquisitions from our Sponsor or third parties), at which time SunEdison’s interest in TerraForm Power’s common equity will be solely shares of Class B common stock and interests in Terra LLC (as described below) and the restricted shares issued under the 2014 Incentive Plan will automatically convert into a number of shares of Class A common stock that represent an aggregate 3.55% economic interest in Terra LLC, subject to certain adjustments to prevent dilution;

•	we will amend Terra LLC’s operating agreement to provide for Class A units, Class B units and Class B1 units (which Class B1 units will be distributed to Riverstone as described below and which may be issued in the future upon a reset of IDR target distribution levels or in connection with acquisitions from our Sponsor or third parties) and to convert our Sponsor’s interest in TerraForm Power’s common equity into Class B units, issue to TerraForm Power a number of Class A units equal to the number of shares of Class A common stock (including any restricted shares) outstanding immediately after TerraForm Power amends and restates its certificate of incorporation as described above, issue the IDRs to our Sponsor and appoint TerraForm Power as the sole managing member of Terra LLC;

•	TerraForm Power will issue 20,065,000 shares of its Class A common stock to the purchasers in this offering (or 23,074,750 shares if the underwriters exercise in full their option to purchase additional shares of Class A common stock) in exchange for net proceeds of approximately $445.2 million (or approximately $512.0 million if the underwriters exercise in full their option to purchase additional shares of Class A common stock), after deducting underwriting discounts and commissions and the structuring fee but before offering expenses;

•	TerraForm Power will issue 2,708,333 shares of its Class A common stock to the purchasers in the Private Placements for gross proceeds of $65.0 million;

•	TerraForm Power will use $436.0 million of the net proceeds from this offering and the Private Placements to acquire newly-issued Class A units of Terra LLC directly from Terra LLC, and will use all remaining net proceeds (including any proceeds received by us upon exercise of the underwriters’ option to purchase additional shares of our Class A common stock) to purchase Class B units (and Class B common stock) from our Sponsor at a price equal to the price per share in this offering, less underwriting discounts and commissions and a pro rata portion of the structuring fee, following which those Class B units (and the related shares of Class B common stock) will be cancelled and Terra LLC will issue to us an equal number of Class A units, collectively representing 22.5% of Terra LLC’s outstanding membership units (or 25.5% if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

•	Terra LLC will use such proceeds of $436.0 million, together with borrowings under the Term Loan, to repay certain project-level indebtedness, to repay the Bridge Facility (including accrued interest), to pay fees and expenses associated with the Term Loan and Revolver (as defined below), to fund approximately $86.0 million of the cost of the acquisition and related milestone payments of certain projects included in our initial portfolio from our Sponsor and for general corporate purposes, which may include future acquisitions of solar assets from our Sponsor pursuant to the Support Agreement or from third parties;

•	we will acquire Imperial Valley Solar 1 Holdings II, LLC, which owns the Mt. Signal project, from Silver Ridge in exchange for consideration consisting of (i) 6,083,333 Class B1 units of Terra LLC (and a corresponding number of shares of Class B1 common stock) equal in value to $146.0 million, which Silver Ridge will distribute to R/C US Solar Investment Partnership, L.P., or “Riverstone,” and (ii) 6,083,333 Class B units of Terra LLC (and a corresponding number of shares of Class B common stock) equal in value to $146.0 million, which Silver Ridge will distribute to our Sponsor;

•	Terra Operating LLC will enter into a new $140.0 million revolving credit facility, or the “Revolver,” which will remain undrawn at the completion of this offering, and the $300 million Term Loan to refinance any remaining borrowings under the Bridge Facility; and

•	TerraForm Power will enter into various agreements with our Sponsor, including the Support Agreement, the Management Services Agreement, the Repowering Services ROFR Agreement and the Interest Payment Agreement.

We collectively refer to the foregoing transactions as the “Offering Transactions” and, together with the Formation Transactions, as the “Organizational Transactions.” We intend to use any net proceeds we receive as a result of the underwriters’ option to purchase additional shares of Class A common stock to purchase Class B units (and shares of Class B common stock) held by our Sponsor at a price equal to the initial public offering price less the underwriting discounts and commissions and structuring fee, and immediately cancel such Class B units (and shares of Class B common stock) contemporaneously with Terra LLC issuing Class A units to us. We will not retain any proceeds used by us to acquire Class B units (and shares of Class B common stock) from our Sponsor.

Immediately following the completion of this offering, based on an assumed initial public offering price of $24.00 per share, which is the midpoint of the range listed on the cover of this prospectus:

•	TerraForm Power will be a holding company and the sole material asset of TerraForm Power will be the Class A units of Terra LLC;

•	TerraForm Power will be the sole managing member of Terra LLC and will control the business and affairs of Terra LLC and its subsidiaries;

•	TerraForm Power will hold 27,724,712 Class A units of Terra LLC representing approximately 27.4% of Terra LLC’s total outstanding membership units (or 30.4%, if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

•	SunEdison, through a wholly owned subsidiary, will own 67,210,944 Class B units of Terra LLC representing approximately 66.5% of Terra LLC’s total outstanding membership units (or 63.6%, if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

•	SunEdison or one of its wholly owned subsidiaries will be the holder of the IDRs;

•	SunEdison, through the ownership by a wholly owned subsidiary of our Class B common stock, will have 95.2% of the combined voting power of all of our common stock and, through such subsidiary’s ownership of Class B units of Terra LLC, will hold, subject to the right of holders of IDRs to receive a portion of distributions after certain thresholds are met and certain limitations during the Subordination Period and the Distribution Forbearance Period, approximately 66.5% of the economic interest in our business (or 94.6% of the combined voting power of our common stock and a 63.6% economic interest in our business if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

•	Riverstone, through its ownership of our Class B1 common stock, will have 0.9% of the combined voting power of all our common stock, and, through its ownership of Class B1 units of Terra LLC, will hold, subject to the right of holders of IDRs to receive a portion of distributions after certain thresholds are met, approximately 6.0% of the economic interest in our business (or 0.9% of the combined voting power and a 6.0% economic interest in our business if the underwriters exercise in full their option to purchase additional shares of Class A common stock); and

•	the purchasers in this offering will own 20,065,000 shares of our Class A common stock, representing 2.8% of the combined voting power of all of our common stock and, through our ownership of Class A units of Terra LLC, subject to the right of holders of IDRs to receive a portion of distributions after certain thresholds are met, approximately 19.9% of the economic interest in our business (or 3.4% of the combined voting power of our common stock and a 22.8% economic interest if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

SunEdison and Riverstone (or any other permitted holder) may exchange its Class B units or Class B1 units in Terra LLC, together with a corresponding number of shares of Class B common stock or shares of Class B1 common stock, as applicable, for shares of our Class A common stock on a one-for-one basis, subject to equitable adjustments for stock splits, stock dividends and reclassifications in accordance with the terms of the exchange agreements we will enter into with SunEdison and Riverstone concurrently with the completion of this offering. When a holder exchanges a Class B unit or Class B1 unit of Terra LLC for a share of our Class A common stock, (i) Terra LLC will cancel the Class B units or Class B1 units, as applicable, (ii) Terra LLC will issue additional Class A units to us, (iii) we will cancel a corresponding number of shares of our Class B common stock or Class B1 common stock, as applicable, and (iv) we will issue a corresponding number of shares of Class A common stock to such holder. See “Certain Relationships and Related Party Transactions—Amended and Restated Operating Agreement of Terra LLC—Exchange Agreements.”

We have established the Class B1 common stock and Class B1 units primarily to be issued in connection with resetting the IDR target distribution levels. We will also issue Class B1 common stock and Class B1 units as a portion of the consideration for our acquisition of Mt. Signal from Silver Ridge concurrently with the completion of this offering and may issue such shares and units in the future in connection with acquisitions from our Sponsor or third parties.

The following chart summarizes certain relevant aspects of our ownership structure and principal indebtedness, as of March 31, 2014, after giving effect to the Organizational Transactions and this offering, based on the assumptions set forth in “The Offering—Certain Assumptions”:

(1)	Our Sponsor’s economic interest is subject to certain limitations on distributions to holders of Class B units during the Subordination Period and the Distribution Forbearance Period. See “Certain Relationships and Related Party Transactions—Amended and Restated Operating Agreement of Terra LLC—Distributions.” In the future, our Sponsor may receive Class B1 units and Class B1 common stock in connection with a reset of the IDR target distribution levels or sales of projects to Terra LLC.

(2)	The economic interest of holders of Class A units, Class B units and Class B1 units, and, in turn, holders of shares of Class A common stock, is subject to the right of holders of the IDRs to receive a portion of distributions after certain distribution thresholds are met. See “—The Offering—IDRs” and “Certain Relationships and Related Party Transactions—Amended and Restated Operating Agreement of Terra LLC—Distributions.”

(3)

Incentive distribution rights, or “IDRs,” represent a variable interest in distributions by Terra LLC and therefore cannot be expressed as a fixed percentage interest. All of our IDRs will be issued to SunEdison Holdings Corporation, which is a wholly owned subsidiary of our Sponsor. In connection with a reset of the target distribution levels, holders of IDRs will be entitled to receive newly-issued Class B1 units of Terra LLC and shares of our Class B1 common stock. Please read “Certain Relationships and Related Party Transactions—Amended and Restated Operating Agreement of Terra LLC—

Distributions” for further description of the IDRs and “Description of Capital Stock—Class B1 Common Stock” for further description of the Class B1 common stock.

(4)	Terra Operating LLC will enter into the Term Loan concurrently with the completion of this offering and use borrowings therefrom to refinance a portion of borrowings under the Bridge Facility.

(5)	Concurrently with the completion of this offering, Terra Operating LLC plans to enter into the Revolver, which will provide for a revolving line of credit of $140.0 million. The closing of the Revolver will be conditioned upon completion of this offering, the implementation of our Organizational Transactions and other customary closing conditions.

(6)	For additional information regarding our project-level indebtedness, see “Description of Certain Indebtedness—Project-Level Financing Arrangements.”

(7)	Silver Ridge has agreed to distribute the shares of Class B1 common stock and the Class B1 units that it receives as consideration for the sale of the Mt. Signal project to Riverstone, and the shares of Class B common stock and Class B units that it receives as consideration for such sale to our Sponsor.

Material Tax Considerations

If we make a distribution from current or accumulated earnings and profits, as computed for United States federal income tax purposes, such distribution will generally be taxable to holders of our Class A common stock in the current period as ordinary income for United States federal income tax purposes, eligible under current law for the lower tax rates applicable to qualified dividend income of non-corporate taxpayers. If a distribution exceeds our current and accumulated earnings and profits as computed for United States federal income tax purposes, such excess distribution will constitute a non-taxable return of capital to the extent of a holder’s United States federal income tax basis in our Class A common stock and will result in a reduction of such basis. The portion of any such excess distribution that exceeds a holder’s basis in our Class A common stock will be taxed as capital gain. While we expect that a portion of our distributions to holders of our Class A common stock may exceed our current and accumulated earnings and profits as computed for United States federal income tax purposes and therefore constitute a non-taxable return of capital to the extent of a holder’s basis in our Class A common stock, no assurance can be given that this will occur. See “Risk Factors—Risks Related to Taxation—Distributions to holders of our Class A common stock may be taxable as dividends.” Upon the sale of our Class A common stock, the holder generally will recognize capital gain or loss measured by the difference between the sale proceeds received by the holder and the holder’s basis in the Class A common stock sold, adjusted to reflect prior distributions that were treated as return of capital. Based on our current portfolio of assets that we expect will benefit from an accelerated depreciation schedule, we expect to generate net operating losses, or “NOLs,” and NOL carryforwards that we can utilize to offset future taxable income. As such, we do not anticipate paying significant United States federal income taxes for a period of approximately ten years. If you are a non-U.S. investor, please read “Material United States Federal Income Tax Consequences to Non-U.S. Holders” for a more complete discussion of the expected material United States federal income tax consequences of owning and disposing of shares of our Class A common stock.

Certain Risk Factors

We are subject to a number of risks, including risks that may prevent us from achieving our business objectives or may materially and adversely affect our business, financial condition, results of operations, cash flows and prospects. You should carefully consider these risks, including the risks discussed in the section entitled “Risk Factors,” before investing in our Class A common stock.

Risks related to our business include, among others:

•	counterparties to our PPAs may not fulfill their obligations, which could result in a material adverse impact on our business, financial condition, results of operations and cash flows;

•	a portion of the revenues under certain of the PPAs for our solar energy projects are subject to price adjustments after a period of time; if the market price of electricity decreases and we are otherwise unable to negotiate more favorable pricing terms, our business, financial condition, results of operations and cash flows may be materially and adversely affected;

•	certain of the PPAs for power generation projects in our initial portfolio and that we may acquire in the future will contain provisions that allow the offtake purchaser to terminate or buyout a portion of the project upon the occurrence of certain events; if these provisions are exercised and we are unable to enter into a PPA on similar terms, in the case of PPA termination, or find suitable replacement projects to invest in, in the case of a buyout, our cash available for distribution could materially decline; and

•	the growth of our business depends on locating and acquiring interests in additional attractive clean energy projects at favorable prices from our Sponsor and unaffiliated third parties.

Risks related to our relationship with our Sponsor include, among others:

•	our Sponsor will be our controlling stockholder and will exercise substantial influence over TerraForm Power, and we are highly dependent on our Sponsor;

•	we may not be able to consummate future acquisitions from our Sponsor; and

•	our organizational and ownership structure may create significant conflicts of interest that may be resolved in a manner that is not in our best interests or the best interests of holders of our Class A common stock and that may have a material adverse effect on our business, financial condition, results of operations and cash flows.

Risks related to an investment in the Class A common stock offered in this offering include, among others:

•	we may not be able to continue paying comparable or growing cash dividends to holders of our Class A common stock in the future;

•	the assumptions underlying the forecasts presented elsewhere in this prospectus are inherently uncertain and subject to significant business, economic, financial, regulatory and competitive risks that could cause our actual cash available for distribution to differ materially from our forecasts;

•	we are a holding company and our only material asset after completion of this offering will be our interest in Terra LLC, and we are accordingly dependent upon distributions from Terra LLC and its subsidiaries to pay dividends and taxes and other expenses;

•	as a result of our Sponsor holding all of our Class B common stock (each share of which entitles our Sponsor to 10 votes on matters presented to our stockholders generally), our Sponsor will control a majority of the vote on all matters submitted to a vote of our stockholders for the foreseeable future following this offering;

•	the holder or holders of our IDRs may elect to cause Terra LLC to issue Class B1 units in connection with a resetting of target distribution levels which could result in lower distributions to holders of our Class A common stock; and

•	we are an “emerging growth company” and have elected in this prospectus, and may elect in future SEC filings, to comply with reduced public company reporting requirements, which could make our Class A common stock less attractive to investors.

Corporate Information

Our principal executive offices are located at 12500 Baltimore Avenue, Beltsville, Maryland 20705. Our telephone number is (443) 909-7200. Our internet site is www.terraform.com. Information contained on our internet site is not incorporated by reference into the prospectus and does not constitute part of this prospectus.

JOBS Act

As a company with less than $1.0 billion in revenue during our last fiscal year, we qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, or the “JOBS Act.” Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. Thus, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies.

An emerging growth company may also take advantage of reduced reporting requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended, or the “Sarbanes-Oxley Act;”

•	reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements; and

•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the date of the first sale of our common equity securities pursuant to an effective registration statement under the Securities Act, which such fifth anniversary will occur in 2019. However, if certain events occur prior to the end of such five-year period, including if we become a “large accelerated filer,” our annual gross revenues exceed $1.0 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company prior to the end of such five-year period.

We have elected to take advantage of certain of the reduced disclosure obligations regarding financial statements and executive compensation in this prospectus and may elect to take advantage of other reduced burdens in future filings. As a result, the information that we provide to our stockholders may be different than you might receive from other public reporting companies in which you hold equity interests.

In addition, Section 107(b) of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We are choosing to “opt in” to such extended transition period election under Section 107(b). Therefore we are electing to delay adoption of new or revised accounting standards, and as a result, we may choose to not comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. As a result of such election, our financial statements may not be comparable to the financial statements of other public companies.

THE OFFERING

Shares of Class A common stock offered by us	20,065,000 shares of our Class A common stock.

Shares of Class A common stock to be sold in the Private Placements	2,708,333 shares of our Class A common stock.

Option to purchase additional shares of our Class A common stock

We have granted the underwriters an option to purchase up to an additional 3,009,750 shares of our Class A common stock, at the initial public offering price, less the underwriting discounts and commissions, within 30 days of the date of this prospectus. We intend to use the net proceeds from the exercise of such option, if any, to purchase Class B units (and shares of Class B common stock) from our Sponsor, which would be immediately cancelled in connection with our receiving a corresponding number of Class A units from Terra LLC.

Shares of Class A common stock outstanding after this offering and the Private Placements	27,724,712 shares of our Class A common stock (or 30,734,462 shares, if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

Shares of Class B common stock outstanding after this offering	67,210,944 shares of our Class B common stock, all of which will be beneficially owned by our Sponsor.

Class A units and Class B units of Terra LLC outstanding after this offering

27,724,712 Class A units and 67,210,944 Class B units of Terra LLC (or 30,734,462 Class A units and 64,201,194 Class B units of Terra LLC if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

Shares of Class B1 common stock and Class B1 units outstanding after this offering

6,083,333 Class B1 units of Terra LLC and 6,083,333 shares of our Class B1 common stock. We have established the Class B1 common stock and Class B1 units primarily to be issued in connection with resetting the IDR target distribution levels. We will also issue Class B1 common stock and Class B1 units as a portion of the consideration for our acquisition of Mt. Signal from Silver Ridge concurrently with the completion of this offering and may issue such shares and units in the future in connection with acquisitions from our Sponsor or third parties.

Use of proceeds	Assuming no exercise of the underwriters’ option to purchase additional shares of Class A common stock, we estimate that the net proceeds to us from this offering will be approximately $445.2 million after deducting underwriting discounts and commissions and the structuring fee. We will also receive gross proceeds of $65.0 million from the sale of the Class A common stock in the Private Placements. If the underwriters exercise in full their option to purchase additional shares of Class A common stock, we estimate that the additional net proceeds will be approximately $66.8 million after deducting underwriting discounts and commissions and the structuring fee.

We will use $436.0 million of the net proceeds from this offering and the Private Placements to acquire newly-issued Class A units of Terra LLC directly from Terra LLC, and we will use all remaining net proceeds (including any proceeds received by us upon exercise of the underwriters’ option to purchase additional shares of our Class A common stock) to purchase Class B units (and Class B common stock) from our Sponsor at a price equal to the price per share in this offering, less underwriting discounts and commissions and a pro rata portion of the structuring fee, following which those Class B units (and the related shares of Class B common stock) will be cancelled and Terra LLC will issue to us an equal number of Class A units. These Class A units will collectively represent approximately 22.5% of Terra LLC’s outstanding membership units after this offering (calculated without regard to the IDRs) assuming the underwriters do not exercise their option to purchase additional shares, or approximately 25.5% if the underwriters exercise their option to purchase additional shares. TerraForm Power will not retain any of the net proceeds from this offering or the Private Placements and all such net proceeds in excess of $436.0 million will be paid to our Sponsor, as described above.

Terra LLC will use net proceeds of $436.0 million, together with borrowings under the Term Loan, to repay all outstanding indebtedness (including accrued interest) under the Bridge Facility, to pay fees and expenses related to the Term Loan and the Revolver and to repay $47.0 million of project-level indebtedness. In addition, Terra LLC will use $86.0 million of the net proceeds to pay for the acquisition and related milestone payments of certain projects included in our initial portfolio from our Sponsor. The $194.4 million of net proceeds remaining with Terra LLC after the foregoing will be used for general corporate purposes, which may include future acquisitions of solar assets from SunEdison pursuant to the Support Agreement or from unaffiliated third parties. As of the date of this prospectus, we have not identified any other specific potential future acquisitions other than under the Support Agreement, as discussed elsewhere in this prospectus.

Our Sponsor will not receive any of the net proceeds or other consideration in connection with this offering, other than: (i) the net proceeds used by us to purchase Class B units (and shares of Class B common stock) from our Sponsor, including in the event the underwriters exercise their option to purchase additional shares; (ii) the Class B common stock, Class B units of Terra LLC and the IDRs issued to it in the Offering Transactions; and (iii) any proceeds it receives from our acquisition of certain projects at the completion of this offering (as described in ‘‘—Organizational Transactions—Offering Transactions’’), or, as discussed above, if Terra LLC elects in the future to use a portion of the net proceeds to fund acquisitions from our Sponsor.

Voting rights and stock lock up	Each share of our Class A common stock and Class B1 common stock will entitle its holder to one vote on all matters to be voted on by stockholders generally.

All of our Class B common stock will be held by our Sponsor or its controlled affiliates. Each share of our Class B common stock will entitle our Sponsor to 10 votes on matters presented to our stockholders generally. Our Sponsor, as the holder of our Class B common stock, will control a majority of the vote on all matters submitted to a vote of stockholders for the foreseeable future following the completion of this offering. Additionally, Terra LLC’s amended and restated operating agreement will provide that our Sponsor (and its controlled affiliates) must continue to own a number of Class B units equal to 25% of the number of Class B units held by the Sponsor upon completion of this offering until the earlier of: (i) three years from the completion of this offering or (ii) the date Terra LLC has made cash distributions in excess of the Third Target Distribution (as defined herein) for four quarters (which need not be consecutive). The number of shares of Class B common stock corresponding to such number of Class B units would represent a majority of the combined voting power of all shares of Class A common stock, Class B common stock and Class B1 common stock outstanding upon completion of this offering. Any Class B units of Terra LLC transferred by our Sponsor (other than to its controlled affiliates) will be automatically exchanged (along with a corresponding number of shares of Class B common stock) into shares of our Class A common stock in connection with such transfer. See “Certain Relationships and Related Party Transactions—Amended and Restated Operating Agreement of Terra LLC—Issuances and Transfer of Units” and “Certain Relationships and Related Party Transactions—Amended and Restated Operating Agreement of Terra LLC—Exchange Agreements.”

Holders of our Class A common stock, Class B common stock and Class B1 common stock will vote together as a single class on all matters presented to stockholders for their vote or approval, except as otherwise required by law. See “Description of Capital Stock.”

Economic interest

Immediately following this offering, subject to the right of holders of IDRs to receive a portion of distributions after certain thresholds are met, the purchasers in this offering will own in the aggregate a 19.9% economic interest in our business through our ownership of Class A units of Terra LLC, our Sponsor will own a 66.5% economic interest in our business through its ownership of Class B units of Terra LLC and Riverstone will own a 6.0% economic interest in our business through its ownership of Class B1 units of Terra LLC (or a 22.8% economic interest, a 63.6% economic interest and a 6.0% economic interest, respectively, if the underwriters exercise in full their option to purchase additional shares of our Class A common stock). See “—IDRs” and “Certain Relationships and Related Party Transactions—Amended and Restated Operating Agreement of Terra LLC—Distributions.”

Our Sponsor’s economic interest in our business, through its ownership of Class B units of Terra LLC, is subject to the limitations on distributions to holders of Class B units of Terra LLC during the Subordination Period and the Distribution Forbearance Period.

Exchange and registration rights	Each Class B unit and each Class B1 unit of Terra LLC, together with a corresponding number of shares of Class B common stock or Class B1 common stock, as applicable, will be exchangeable for a share of our Class A common stock at any time, subject to equitable adjustments for stock splits, stock dividends and reclassifications, in accordance with the terms of the exchange agreements we will enter into with our Sponsor and Riverstone concurrently with the completion of this offering. Our Sponsor or Riverstone (or any other permitted holder) may exchange its Class B units or Class B1 units in Terra LLC, together with a corresponding number of shares of Class B common stock or shares of Class B1 common stock, as applicable, for shares of our Class A common stock on a one-for-one basis, subject to equitable adjustments for stock splits, stock dividends and reclassifications, in accordance with the terms of the exchange agreements we will enter into with our Sponsor and Riverstone concurrently with the completion of this offering. When a holder exchanges a Class B unit or Class B1 unit of Terra LLC for a share of our Class A common stock, (i) such holder will surrender such Class B unit or Class B1 unit, as applicable, and a corresponding share of our Class B common stock or Class B1 common stock, as applicable, to Terra LLC, (ii) we will issue and contribute a share of Class A common stock to Terra LLC for delivery of such share by Terra LLC to the exchanging holder, (iii) Terra LLC will issue a Class A unit to us, (iv) Terra LLC will cancel the Class B unit or Class B1 unit, as applicable, and we will cancel the corresponding share of our Class B common stock or Class B1 common stock, as applicable, and (v) Terra LLC will deliver the share of Class A common stock it receives to the exchanging holder. See “Certain Relationships and Related Party Transactions—Amended and Restated Operating Agreement of Terra LLC—Exchange Agreements.”

Pursuant to registration rights agreements that we will enter into with our Sponsor and Riverstone concurrently with the completion of this offering, we will agree to file registration statements for the sale of the shares of our Class A common stock that are issuable upon exchange of Class B units or Class B1 units of Terra LLC upon request and cause that registration statement to be declared effective by the SEC as soon as practicable thereafter. See “Certain Relationships and Related Party Transactions— Registration Rights Agreements” for a description of the timing and manner limitations on resales of these shares of our Class A common stock.

Cash dividends:

Class A common stock	Upon completion of this offering, we intend to pay a regular quarterly dividend to holders of our Class A common stock. Our initial quarterly dividend will be set at $0.2257 per share of Class A common stock ($0.9028 per share on an annualized basis), which amount may be changed in the future without advance notice. Our ability to pay the regular quarterly dividend is subject to various restrictions and other factors described in more detail under the caption “Cash Dividend Policy.”

We expect to pay a quarterly dividend on or about the 75th day following the expiration of each fiscal quarter to holders of our Class A common stock of record on or about the 60th day following the last day of such fiscal quarter. With respect to our first dividend payable on December 15, 2014, we intend to pay a pro-rated dividend (calculated from the completion date of this offering through and including September 30, 2014) of $0.1717 per share of Class A common stock.

We believe, based on our financial forecast and related assumptions included in “Cash Dividend Policy—Estimated Cash Available for Distribution for the 12 Months Ending June 30, 2015 and December 31, 2015” and our acquisition strategy, that we will generate sufficient cash available for distribution to support our Minimum Quarterly Distribution of $0.2257 per share of Class A common stock ($0.9028 per share on an annualized basis). However, we do not have a legal obligation to declare or pay dividends at such initial quarterly dividend level or at all. See “Cash Dividend Policy.”

Class B common stock	Holders of our Class B common stock will not have any right to receive cash dividends. See “Description of Capital Stock—Class B Common Stock—Dividend and Liquidation Rights.” However, holders of our Class B common stock will also hold Class B units issued by Terra LLC. As a result of holding the Class B units, subject to certain limitations during the Subordination Period and the Distribution Forbearance Period, our Sponsor will be entitled to share in distributions from Terra LLC to its unit holders (including distributions to us as the holder of the Class A units of Terra LLC). See “Certain Relationships and Related Party Transactions—Amended and Restated Operating Agreement of Terra LLC—Distributions.”

Class B1 common stock	Holders of our Class B1 common will not have any right to receive cash dividends. See “Description of Capital Stock— Class B1 Common Stock—Dividend and Liquidation Rights.” However, holders of our Class B1 common stock will also hold Class B1 units issued by Terra LLC. As a result of holding Class B1 units, such holders will be entitled to share in distributions from Terra LLC to its unit holders (including distributions to us as the holder of the Class A units of Terra LLC) pro rata based on the number of units held. See “Certain Relationships and Related Party Transactions—Amended and Restated Operating Agreement of Terra LLC—Distributions.”

IDRs	The IDRs represent the right to receive increasing percentages (15.0%, 25.0% and 50.0%) of Terra LLC’s quarterly distributions after the Class A units, Class B units and Class B1 units of Terra LLC have received quarterly distributions in an amount equal to $0.2257 per unit, or the “Minimum Quarterly Distribution,” and the target distribution levels have been achieved. Our Sponsor may not sell, transfer, exchange, pledge (other than as collateral under its credit facilities) or otherwise dispose of the IDRs to any third party (other than its controlled affiliates) until after it has satisfied its $175.0 million aggregate Projected FTM CAFD commitment to us in accordance with the Support Agreement. Our Sponsor will pledge the IDRs as collateral under its existing credit agreement, but the IDRs may not be transferred upon foreclosure until after our Sponsor has satisfied its Projected FTM CAFD commitment to us. Our Sponsor has granted us a right of first refusal with respect to any proposed sale of IDRs to a third party (other than its controlled affiliates), which we may exercise to purchase the IDRs proposed to be sold on the same terms offered to such third party at any time within 30 days after we receive written notice of the proposed sale and its terms.

If for any quarter:

• Terra LLC has made cash distributions to the holders of its Class A units, Class B1 units and, subject to the Subordination Period and Distribution Forbearance Provisions, Class B units in an amount equal to the Minimum Quarterly Distribution; and

• Terra LLC has distributed cash to the holders of its Class A units and Class B1 units in an amount necessary to eliminate any arrearages in payment of the Minimum Quarterly Distribution;

then Terra LLC will make additional cash distributions for that quarter to holders of its Class A units, Class B units and Class B1 units and the IDRs in the following manner:

• first, to all holders of Class A units, Class B1 units and, subject to the Distribution Forbearance Provisions, Class B units, pro rata, until each holder receives a total of $0.3386 per unit for that quarter, or the “First Target Distribution” (150.0% of the Minimum Quarterly Distribution);

•  second, 85.0% to all holders of Class A units, Class B1 units and, subject to the Distribution Forbearance Provisions, Class B units, pro rata, and 15.0% to the holders of the IDRs, until each holder of Class A units, Class B1 units and, subject to the Distribution Forbearance Provisions, Class B units receives a total of $0.3950 per unit for that quarter, or the “Second Target Distribution” (175.0% of the Minimum Quarterly Distribution);

•  third, 75.0% to all holders of Class A units, Class B1 units and, subject to the Distribution Forbearance Provisions, Class B units, pro rata, and 25.0% to the holders of the IDRs, until each holder of Class A units, Class B1 units and, subject to the Distribution Forbearance Provisions, Class B units receives a total of $0.4514 per unit for that quarter, or the “Third Target Distribution” (200.0% of the Minimum Quarterly Distribution); and

• thereafter, 50.0% to all holders of Class A units, Class B1 units and, subject to the Distribution Forbearance Provisions, Class B units, pro rata, and 50.0% to the holders of the IDRs.

The following table illustrates the percentage allocations of distributions between the holders of Class A units, Class B units and Class B1 units of Terra LLC and the IDRs based on the specified target distribution levels. The amounts set forth under the column heading “Marginal Interest in Distributions” are the percentage interests of the holders of Class A units, Class B units and Class B1 units of Terra LLC and the IDRs in any distributions Terra LLC makes up to and including the corresponding amount in the column “Total Quarterly Distribution Per Unit.” The percentage interests set forth below assume there are no arrearages on Class A units or Class B1 units of Terra LLC and the Distribution Forbearance Provisions have terminated or otherwise do not apply.

	Total Quarterly Distribution Per Unit				Marginal Percentage Interest in Distributions to
					Unitholders	IDR Holders
Minimum Quarterly Distribution		up to $	0.2257	(1)	100.0%	0.0%
First Target Distribution	above $0.2257	up to $	0.3386	(2)	100.0%	0.0%
Second Target Distribution	above $0.3386	up to $	0.3950	(3)	85.0%	15.0%
Third Target Distribution	above $0.3950	up to $	0.4514	(4)	75.0%	25.0%
Thereafter	above $0.4514				50.0%	50.0%

(1)	This amount is equal to the Minimum Quarterly Distribution.
(2)	This amount is equal to 150.0% of the Minimum Quarterly Distribution.
(3)	This amount is equal to 175.0% of the Minimum Quarterly Distribution.
(4)	This amount is equal to 200.0% of the Minimum Quarterly Distribution.

Right to reset incentive distribution levels

Our Sponsor, as the holder of the IDRs, has the right, after Terra LLC has made cash distributions in excess of the Third Target Distribution (i.e., 50% to holders of units and 50% to the holder of the IDRs) for four consecutive quarters, to elect to relinquish the right to receive incentive distribution payments based on the initial target distribution levels and to reset, at higher levels, the target distribution levels upon which the incentive distribution payments would be set.

In connection with the resetting of the target distribution levels and the corresponding relinquishment by our Sponsor of incentive distribution payments based on the target distribution levels prior to the reset, our Sponsor will be entitled to receive a number of newly-issued Class B1 units of Terra LLC and shares of our Class B1 common stock based on the formula described below that takes into account the “cash parity” value of the cash distributions related to the IDRs for the two consecutive quarters immediately prior to the reset event as compared to the cash distribution per unit in such quarters.

The number of Class B1 units of Terra LLC and shares of Class B1 common stock to be issued in connection with a resetting of the Minimum Quarterly Distribution amount and the target distribution levels then in effect would equal the quotient determined by dividing (i) the average aggregate amount of cash distributions received in respect of the IDRs during the two consecutive fiscal quarters ended immediately prior to the date of such reset election by (ii) the average of the aggregate amount of cash distributed per Class A unit, Class B1 unit and Class B unit of Terra LLC during each of those two quarters.

Post-Reset IDRs

Following a reset election, a baseline Minimum Quarterly Distribution amount will be calculated as an amount equal to the average cash distribution amount per Class A unit, Class B1 unit and Class B unit of Terra LLC for the two consecutive fiscal quarters immediately preceding the reset election, which amount we refer to as the “Reset Minimum Quarterly Distribution,” and the target distribution levels will be reset to be correspondingly higher than the Reset Minimum Quarterly Distribution. Following a resetting of the Minimum Quarterly Distribution amount, Terra LLC would make distributions for each quarter ending after the reset date as follows:

• first, to all holders of Class A units, Class B1 units and, subject to the Distribution Forbearance Provisions, Class B units, pro rata, until each holder receives an amount per unit for that quarter equal to 115.0% of the Reset Minimum Quarterly Distribution;

• second, 85.0% to all holders of Class A units, Class B1 units and, subject to the Distribution Forbearance Provisions, Class B units, pro rata, and 15.0% to the holders of the IDRs, until each holder of Class A units, Class B1 units and, subject to the Distribution Forbearance Provisions, Class B units receives an amount per unit for that quarter equal to 125.0% of the Reset Minimum Quarterly Distribution;

• third, 75.0% to all holders of Class A units, Class B1 units and, subject to the Distribution Forbearance Provisions, Class B units, pro rata, and 25.0% to the holders of the IDRs, until each holder of Class A units, Class B1 units and, subject to the Distribution Forbearance Provisions, Class B units receives an amount per unit for that quarter equal to 150.0% of the Reset Minimum Quarterly Distribution; and

• thereafter, 50.0% to all holders of Class A units, Class B1 units and, subject to the Distribution Forbearance Provisions, Class B units, pro rata, and 50.0% to the holders of the IDRs.

Subordination of Class B units	During the Subordination Period, holders of the Class B units of Terra LLC will not be entitled to receive any distributions until the Class A units and Class B1 units of Terra LLC (if any) have received the Minimum Quarterly Distribution for such quarter plus any arrearages in the payment of the Minimum Quarterly Distribution from prior quarters. Class B units of Terra LLC will not accrue arrearages.

Subordination Period

The “Subordination Period” means the period beginning on the closing date of this offering and extending until each of the following tests has been met, which will be a minimum three-year period ending no earlier than the beginning of the period for which a distribution is paid for the third quarter of 2017:

• distributions of CAFD on each of the outstanding Class A units, Class B units and Class B1 units of Terra LLC equaled or exceeded $0.9028 per unit (the annualized Minimum Quarterly Distribution) for each of the three consecutive, non-overlapping, four-quarter periods immediately preceding that date;

• the CAFD generated during each of the three consecutive, non-overlapping, four-quarter periods immediately preceding that date equaled or exceeded the sum of $0.9028 per unit (the annualized Minimum Quarterly Distribution) on all of the outstanding Class A units, Class B units and Class B1 units of Terra LLC during those periods on a fully diluted basis; and

• there are no arrearages in payment of the Minimum Quarterly Distribution on the Class A units or Class B1 units of Terra LLC.

Notwithstanding the foregoing, the Subordination Period will automatically terminate when each of the following tests are met:

• distributions of CAFD on each of the outstanding Class A units, Class B units and Class B1 units of Terra LLC equaled or exceeded $1.8056 per unit (200.0% of the annualized Minimum Quarterly Distribution) for the four-quarter period immediately preceding that date;

• the CAFD generated during the four-quarter period immediately preceding that date equaled or exceeded the sum of (i) $1.8056 per unit (200.0% of the annualized Minimum Quarterly Distribution) on all of the outstanding Class A units, Class B units and Class B1 units of Terra LLC during such four quarters on a fully-diluted basis, and (ii) the corresponding distributions on the IDRs during such four quarters; and

• there are no arrearages in payment of the Minimum Quarterly Distributions on the Class A units or Class B1 units of Terra LLC.

Distribution Forbearance Provisions

Our Sponsor has further agreed to forego any distributions on its Class B units of Terra LLC with respect to the third or fourth quarter of 2014 (i.e., distributions declared on or prior to March 31, 2015), and thereafter has agreed to a reduction of distributions on its Class B units of Terra LLC until the expiration of the Distribution Forbearance Period. The amount of the distribution reduction during the Distribution Forbearance Period is based on the percentage of the As Delivered CAFD compared to the expected CAFD from the Contributed Construction Projects attributable to such Contributed Construction Projects (and substitute projects contributed by our Sponsor). See “Certain Relationships and Related Party Transactions—Amended and Restated Operating Agreement of Terra LLC—Distributions.”

Material federal income tax consequences to non-U.S. holders

For a discussion of the material federal income tax consequences that may be relevant to prospective investors who are non-U.S. holders, please read “Material United States Federal Income Tax Consequences to Non-U.S. Holders.”

FERC-related purchase restrictions

Except to the extent authorized by FERC pursuant to Section 203 of the Federal Power Act, or the “FPA,” a purchaser of Class A common stock in this offering will not be permitted to acquire (i) an amount of our Class A common stock that, after giving effect to such acquisition, would allow such purchaser together with its affiliates (as understood for purposes of FPA Section 203) to exercise 10% or more of the total voting power of the outstanding shares of our Class A common stock, Class B common stock and Class B1 common stock in the aggregate, or (ii) an amount of our Class A common stock as otherwise determined by our board of directors sufficient to allow such purchaser together with its affiliates to exercise control over our company. See “Business—Regulatory Matters.”

Reserved share program	At our request, the underwriters have reserved up to 5% of the shares for sale at the initial public offering price to persons who are directors, officers or employees, or who are otherwise associated with us through a directed share program. The number of shares available for sale to the general public will be reduced by the number of directed shares purchased by participants in the program. Except for certain of our officers, directors and employees who have entered into lock-up agreements, each person buying shares through the directed share program has agreed that, for a period of 180 days from the date of this prospectus, he or she will not, without the prior written consent of Citigroup Global Markets Inc., Goldman,

Sachs & Co. and Barclays Capital Inc., dispose of or hedge any shares or any securities convertible into or exchangeable for our common stock with respect to shares purchased in the program. Any directed shares not purchased will be offered by the underwriters to the general public on the same basis as all other shares offered. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with the sales of the directed shares. See “Underwriting (Conflicts of Interests).”

Conflicts of interest	Goldman, Sachs & Co., Barclays Capital Inc., Citigroup Global Markets Inc., J.P. Morgan Securities LLC, Santander Investment Securities Inc. and/or their respective affiliates are lenders under our Bridge Facility. As described in “Use of Proceeds,” a portion of the net proceeds of this offering will be used to repay amounts outstanding under our Bridge Facility. Because affiliates of Goldman, Sachs & Co., Barclays Capital Inc., Citigroup Global Markets Inc., J.P. Morgan Securities LLC and Santander Investment Securities Inc. will receive more than 5% of the net proceeds of this offering due to the repayment of amounts outstanding under our Bridge Facility, Goldman, Sachs & Co., Barclays Capital Inc., Citigroup Global Markets Inc., J.P. Morgan Securities LLC and Santander Investment Securities Inc. are deemed to have a conflict of interest under FINRA Rule 5121, or “FINRA Rule 5121,” of the Financial Regulatory Authority, Inc., or “FINRA.” Accordingly, this offering will be conducted in compliance with FINRA Rule 5121, which requires, among other things, that a “qualified independent underwriter” participate in the preparation of, and exercise the usual standards of “due diligence” with respect to, the registration statement and this prospectus. Macquarie Capital (USA) Inc. has agreed to act as the qualified independent underwriter for this offering and to undertake the legal responsibilities and liabilities of an underwriter under the Securities Act specifically including those inherent in Section 11 of the Securities Act.

Stock exchange listing	Our Class A common stock has been approved for listing on the NASDAQ Global Select Market under the symbol “TERP.”

Controlled company exemption	After completion of this offering, we will be considered a “controlled company” for the purposes of the NASDAQ Global Select Market listing requirements. As a “controlled company,” we are not required to establish a compensation or nominating committee under the listing rules of the NASDAQ Global Select Market and we do not intend to establish such committees in connection with the completion of this offering.

Certain Assumptions

The number of shares of our common stock and the number of units of Terra LLC to be outstanding after this offering, the combined voting power that identified stockholders will hold after this offering and the economic interest in our business that identified stockholders will hold after this offering are based on 27,724,712 shares of our Class A common stock (including 20,065,000 shares offered by us in this offering and 2,708,333 shares sold in the Private Placements), 67,210,944 shares of our Class B common stock, 6,083,333 shares of our Class B1 common stock, 27,724,712 Class A units of Terra LLC, 67,210,944 Class B units of Terra LLC and 6,083,333 Class B1 units of Terra LLC outstanding immediately after this offering are based on an assumed initial public offering price of $24.00 per share, the midpoint of the range set forth on the cover of this prospectus, and excludes (i) 3,009,750 shares of our Class A common stock which may be issued upon the exercise of the underwriters’ option to purchase additional shares of our Class A common stock and the corresponding number of Class A units of Terra LLC that we would purchase from Terra LLC with the net proceeds therefrom; (ii) 73,294,277 shares of our Class A common stock reserved for issuance upon the subsequent exchange of Class B units and Class B1 units of Terra LLC that will be outstanding immediately after this offering; and (iii) 5,000,440 shares of our Class A common stock reserved for future issuance under our 2014 Incentive Plan, including an aggregate of approximately 500,000 shares underlying restricted stock units that are expected to be granted to several persons who have provided or are expected to provide services to us in connection with the completion of this offering as discussed in “Executive Officer Compensation—Equity Incentive Awards—IPO Grants.”

Except as otherwise indicated, all information in this prospectus also assumes:

•	we will file our amended and restated certificate of incorporation and adopt our amended and restated bylaws immediately prior to the completion of this offering;

•	we will cause Terra LLC to amend and restate its operating agreement immediately prior to the completion of this offering; and

•	an initial public offering price of $24.00 per share of Class A common stock, which is the midpoint of the range set forth on the cover page of this prospectus.

SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA

The following table shows summary historical and pro forma financial data at the dates and for the periods indicated. The summary historical financial data as of and for the years ended December 31, 2012 and 2013 have been derived from the audited combined consolidated financial statements of our accounting predecessor included elsewhere in this prospectus. The summary historical financial data as of and for the three months ended March 31, 2014 and 2013 have been derived from the unaudited condensed combined consolidated financial statements of our accounting predecessors included elsewhere in this prospectus, which include all adjustments, consisting of normal recurring adjustments, that management considers necessary for a fair presentation of the financial position and the results of operations for such periods. Results for the interim periods are not necessarily indicative of the results for the full year. The historical combined consolidated financial statements of our accounting predecessors as of December 31, 2013 and 2012, for the years ended December 31, 2013 and 2012, as of March 31, 2014, and for the three months ended March 31, 2014 and 2013 are intended to represent the financial results of SunEdison’s contracted renewable energy assets that have been or will be contributed to Terra LLC as part of the Initial Asset Transfers.

The summary unaudited pro forma financial data have been derived by the application of pro forma adjustments to the historical combined consolidated financial statements of our accounting predecessor included elsewhere in this prospectus. The summary unaudited pro forma statements of operations data for the year ended December 31, 2013 and for the three months ended March 31, 2014 give effect to the Organizational Transactions (as described under “Summary—Organizational Transactions”), including the use of the estimated net proceeds from this offering, and the Acquisitions, as if they had occurred on January 1, 2013. The summary unaudited pro forma balance sheet data as of March 31, 2014 give effect to the Organizational Transactions, this offering and the use of the estimated net proceeds therefrom, and Acquisitions, as if each had occurred on January 1, 2014. See “Unaudited Pro Forma Condensed Consolidated Financial Statements” for additional information. As described in “Summary—Organizational Transactions,” TerraForm Power will own approximately 27.5% of Terra LLC’s outstanding membership interests after completion of the Organizational Transactions based on the assumptions set forth in “The Offering—Certain Assumptions,” including no exercise by the underwriters of their option to purchase additional shares.

The following table should be read together with, and is qualified in its entirety by reference to, the historical combined consolidated financial statements and the accompanying notes appearing elsewhere in this prospectus. Among other things, the historical combined consolidated financial statements include more detailed information regarding the basis of presentation for the information in the following table. The table should also be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Certain Relationships and Related Party Transactions—Management Services Agreement.”

Our summary unaudited pro forma financial data are presented for informational purposes only. The pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable. Our summary unaudited pro forma financial information does not purport to represent what our results of operations or financial position would have been if we operated as a public company during the periods presented and may not be indicative of our future performance. We have not made any pro forma adjustments relating to the historical operations of our acquisitions of the Stonehenge Q1 or Norrington projects that are part of our initial portfolio, as such projects had not, as of March 31, 2014, commenced commercial operations and are not otherwise material as compared to our historical financial statements.

Financial data of TerraForm Power, Inc. has not been presented in this prospectus for periods prior to its date of incorporation of January 15, 2014.

			Pro Forma	For the Three Months Ended March 31,		Pro Forma
	For the Year Ended December 31,		For the Year Ended December 31, 2013			For the Three Months Ended March 31, 2014
(in thousands except operational data)	2012	2013		2013	2014
			(unaudited)	(unaudited)		(unaudited)
Statement of Operations Data:
Operating revenue
Energy	$8,193	$8,928	$20,575	$1,693	$10,174	$19,360
Incentives	5,930	7,608	23,944	1,162	1,567	5,252
Incentives-affiliate	1,571	933	933	120	139	139

Total operating revenues	15,694	17,469	45,452	2,975	11,880	24,751
Operating costs and expenses:
Cost of operations	837	1,024	4,700	91	460	2,056
Cost of operations-affiliate	680	911	1,116	243	352	418
General and administrative	177	289	12,932	44	98	3,598
General and administrative-affiliate	4,425	5,158	5,158	1,075	1,590	1,590
Depreciation, amortization and accretion	4,267	4,961	15,495	1,090	3,241	10,771

Total operating costs and expenses	10,386	12,343	39,401	2,543	5,741	18,433

Operating income	5,308	5,126	6,051	432	6,139	6,318
Other (income) expense:
Interest expense, net	5,702	6,267	42,504	1,374	7,082	22,263
Loss (gain) on foreign currency exchange and other expense	—	(771)	(873)	—	595	370

Total other expense	5,702	5,496	41,631	1,374	7,677	22,633

Loss before income tax benefit	(394)	(370)	(35,580)	(942)	(1,538)	(16,315)
Income tax benefit	(1,270)	(88)	(15,202)	(451)	(457)	(4,189)

Net income (loss)	876	(282)	(20,378)	(491)	(1,081)	(12,126)
Less net income attributable to non-controlling interest	—	—	(6,554)	—	(361)	(8,319)

Net income (loss) attributable to TerraForm Power.	$876	$(282)	$(13,824)	$(491)	$(720)	$(3,807)

Other Financial Data: (unaudited)
Adjusted EBITDA(1)	$9,575	$10,858	$37,007	$1,522	$8,785	$21,705
Cash available for distribution(2)	2,817	122	22,962	(808)	1,999	9,088

Cash Flow Data:
Net cash provided by (used in):
Operating activities	$2,890	$(7,202)		$(42,299)	$(20,611)
Investing activities	(410)	(264,239)		(725)	(92,889)
Financing activities	(2,477)	272,482		43,024	334,946

Balance Sheet Data (at period end):
Cash and cash equivalents	$3	$1,044		$3	$222,490	$394,587
Restricted cash(3)	8,828	69,722		9,247	54,146	56,394
Property and equipment, net	111,697	407,356		113,553	586,032	1,454,001
Total assets	158,955	566,877		198,662	1,018,118	2,264,002
Total liabilities	128,926	551,425		167,189	967,673	1,383,240
Total equity	30,029	15,452		31,473	50,445	880,807

Operating Data (for the period):
MWh sold(4) (unaudited)	52,325	60,176		10,620	58,116	NA

(1)	Adjusted EBITDA is a non-GAAP financial measure. This measurement is not recognized in accordance with GAAP and should not be viewed as an alternative to GAAP measures of performance. The presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

We define Adjusted EBITDA as net income plus interest expense, net, income taxes, depreciation, amortization and accretion, and stock compensation expense after eliminating the impact of non-recurring items and other factors that we do not consider indicative of future operating performance. We believe Adjusted EBITDA is useful to investors in evaluating our operating performance because:

•	securities analysts and other interested parties use such calculations as a measure of financial performance and debt service capabilities; and

•	it is used by our management for internal planning purposes, including aspects of our consolidated operating budget and capital expenditures.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations include:

•	it does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

•	it does not reflect changes in, or cash requirements for, working capital;

•	it does not reflect significant interest expense or the cash requirements necessary to service interest or principal payments on our outstanding debt;

•	it does not reflect payments made or future requirements for income taxes;

•	it reflects adjustments for factors that we do not consider indicative of future performance, even though we may, in the future, incur expenses similar to the adjustments reflected in our calculation of Adjusted EBITDA in this prospectus; and

•	although depreciation and accretion are non-cash charges, the assets being depreciated and the liabilities being accreted will often have to be replaced or paid in the future and Adjusted EBITDA does not reflect cash requirements for such replacements or payments.

Investors are encouraged to evaluate each adjustment and the reasons we consider it appropriate for supplemental analysis.

The following table presents a reconciliation of net income to Adjusted EBITDA:

			Pro Forma			Pro Forma
	For the Year Ended December 31,		For the Year Ended December 31, 2013	For the Three Months Ended March 31,		For the Three Months Ended March 31, 2014
(in thousands)	2012	2013		2013	2014
			(unaudited)	(unaudited)		(unaudited)
Net income (loss)	$876	$(282)	$(20,378)	$(491)	$(1,081)	$(12,126)
Add:
Depreciation, amortization and accretion	4,267	4,961	22,102	1,090	3,241	13,534
Interest expense, net	5,702	6,267	42,504	1,374	7,082	22,263
Income tax benefit	(1,270)	(88)	(15,202)	(451)	(457)	(4,189)
Stock compensation expense	—	—	7,981	—	—	2,223

Adjusted EBITDA	$9,575	$10,858	$37,007	$1,522	$8,785	$21,705

(2)	Cash available for distribution represents net cash provided by (used in) operating activities of Terra LLC (i) plus or minus changes in assets and liabilities as reflected on our statements of cash flows, (ii) minus deposits into (or plus withdrawals from) restricted cash accounts required by project financing arrangements to the extent they decrease (or increase) cash provided by operating activities, (iii) minus cash distributions paid to non-controlling interests in our projects, if any, (iv) minus scheduled project-level and other debt service payments in accordance with the related borrowing arrangements, to the extent they are paid from operating cash flows during a period, (v) minus non-expansionary capital expenditures, if any, to the extent they are paid from operating cash flows during a period, (vi) plus cash contributions from our Sponsor pursuant to the Interest Payment Agreement, (vii) plus operating costs and expenses paid by our Sponsor pursuant to the Management Services Agreement to the extent such costs or expenses exceed the fee payable by us pursuant to such agreement but otherwise reduce our net cash provided by operating activities and (viii) plus or minus operating items as necessary to present the cash flows we deem representative of our core business operations, with the approval of our audit committee. Our intention is to cause Terra LLC to distribute a portion of the cash available for distribution generated by our project portfolio as distributions each quarter, after appropriate reserves for our working capital needs and the prudent conduct of our business.

We disclose cash available for distribution because management recognizes that it will be used as a supplemental measure by investors and analysts to evaluate our liquidity. However, cash available for distribution is a non-GAAP measure and should not be considered an alternative to net income, net cash provided by (used in) operating activities or any other liquidity measure determined in accordance with GAAP, nor is it indicative of funds available to fund our cash needs. In addition, our calculation of cash available for distribution is not necessarily comparable to cash available for distribution as calculated by other companies. Investors should not rely on these measures as a substitute for any GAAP measure, including net income (loss) and net cash provided by (used in) operating activities. For a discussion of the risks and uncertainties with respect to our forecasted cash available for distribution see “Risk Factors—Risks Inherent in an Investment in Us—We may not be able to continue paying comparable or growing cash dividends to holders of our Class A common stock in the future,” “—The assumptions underlying the forecast and targeted growth rate presented elsewhere in this prospectus are inherently uncertain and subject to significant business, economic, financial, regulatory and competitive risks that could cause our actual cash available for distribution in the aggregate and/or on a per-share basis, to differ materially from our forecasts,” and “—We are a holding company and our only material asset after completion of this offering will be our interest in Terra LLC, and we are accordingly dependent upon distributions from Terra LLC and its subsidiaries to pay dividends and taxes and other expenses.”

The most directly comparable GAAP measure to cash available for distribution is net cash provided by (used in) operating activities. The following table is a reconciliation of our net cash provided by (used in) operating activities to cash available for distribution for the periods presented:

	For the Year Ended December 31,		Pro Forma	For the Three Months Ended March 31,		Pro Forma
			For the Year			For the Three
			Ended			Months Ended
			December 31,			March 31,
(in thousands)	2012	2013	2013	2013	2014	2014
			(unaudited)	(unaudited)		(unaudited)
Net cash provided by (used in) operating activities	$2,890	$(7,202)	$(20,379)	$(42,299)	$(20,611)	$15,149
Changes in assets and liabilities	456	10,162	37,360	41,796	22,945	(7,969)
Scheduled project-level and other debt service payments	(529)	(2,838)	(12,302)	(305)	(335)	(2,663)
Contributions received pursuant to the Interest Payment Agreement with our Sponsor	—	—	18,283	—	—	4,571

Estimated cash available for distribution	$2,817	$122	$22,962	$(808)	$1,999	$9,088

(3)	Restricted cash includes current restricted cash and non-current restricted cash included in “Other assets” in the condensed combined consolidated financial statements.

(4)	For any period presented, MWh sold represents the amount of electricity measured in MWh that our projects generated and sold.

RISK FACTORS

This offering and an investment in our Class A common stock involve a high degree of risk. You should carefully consider the risks described below, together with the financial and other information contained in this prospectus, before you decide to purchase shares of our Class A common stock. If any of the following risks actually occurs, our business, financial condition, results of operations, cash flows and prospects could be materially and adversely affected. As a result, the trading price of our Class A common stock could decline and you could lose all or part of your investment in our Class A common stock.

Risks Related to our Business

Counterparties to our PPAs may not fulfill their obligations, which could result in a material adverse impact on our business, financial condition, results of operations and cash flows.

All of the electric power generated by our initial portfolio of projects will be sold under long-term PPAs with public utilities or commercial, industrial or government end-users. We expect the Call Right Projects will also have long-term PPAs. If, for any reason, any of the purchasers of power under these contracts are unable or unwilling to fulfill their related contractual obligations or if they refuse to accept delivery of power delivered thereunder or if they otherwise terminate such agreements prior to the expiration thereof, our assets, liabilities, business, financial condition, results of operations and cash flows could be materially and adversely affected. Furthermore, to the extent any of our power purchasers are, or are controlled by, governmental entities, our facilities may be subject to legislative or other political action that may impair their contractual performance.

A portion of the revenues under the PPAs for the U.K. projects included in our initial portfolio are subject to price adjustments after a period of time. If the market price of electricity decreases and we are otherwise unable to negotiate more favorable pricing terms, our business, financial condition, results of operations and cash flows may be materially and adversely affected.

The PPAs for the U.K. projects included in our initial portfolio will have fixed electricity prices for a specified period of time (typically four years), after which such electricity prices are subject to an adjustment based on the current market price. While the PPAs with price adjustments specify a minimum price, the minimum price is significantly below the initial fixed price. The pricing for ROCs under the PPAs is fixed by U.K. laws or regulations for the entire term of the PPA. A decrease in the market price of electricity, including lower prices for traditional fossil fuels, could result in a decrease in the pricing under such contracts if the fixed-price period has expired, unless we are able to negotiate more favorable pricing terms. We can offer no assurances that we will be able to negotiate more favorable pricing terms if the price of electricity decreases. Any decrease in the price payable to us under our PPAs could materially and adversely affect our business, financial condition, results of operations and cash flows.

Certain of the PPAs for power generation projects in our initial portfolio and that we may acquire in the future contain or will contain provisions that allow the offtake purchaser to terminate or buy out a portion of the project upon the occurrence of certain events. If these provisions are exercised and we are unable to enter into a PPA on similar terms, in the case of PPA termination, or find suitable replacement projects to invest in, in the case of a buyout, our cash available for distribution could materially decline.

Certain of the PPAs for power generation projects in our initial portfolio and that we may acquire in the future allow the offtake purchaser to purchase a portion of the applicable project from us. For example, in connection with the PPA for the CAP project, the off-taker has, under certain circumstances, the right to purchase up to 40% of the project equity from us pursuant to a predetermined purchase price formula. If the off-taker of the CAP project exercises its right to purchase a portion of the project, we would need to reinvest the proceeds from the sale in one or more projects with similar economic attributes in order to maintain our cash available for distribution. Additionally, under the PPAs for the U.S. distributed generation projects, off-takers have the option to either (i) purchase the applicable solar photovoltaic system, typically five to six years after the COD under such PPA and for a purchase price equal to the greater of a value specified in the contract or the fair market value of the project determined at the time of exercise of the purchase option or (ii) pay an early termination fee as specified in the contract, terminate the contract and require the project company to remove the applicable solar photovoltaic system from the site. If we were unable to locate and acquire suitable replacement projects in a timely fashion it could have a material adverse effect on our results of operations and cash available for distribution.

Additionally, certain of the PPAs associated with projects in our initial portfolio allow the offtake purchaser to terminate the PPA in the event certain operating thresholds or performance measures are not achieved within specified time periods, and we are therefore subject to the risk of counterparty termination based on such criteria for such projects. In addition, certain of the PPAs associated with distributed generation projects allow the offtaker to terminate the PPA by paying an early termination fee. Further, the PPA for the Regulus Solar project permits the offtake purchaser to terminate the contract if construction is not completed by December 31, 2014, although lender consent allows the collateral agent an additional 60-day cure. In the event a PPA for one or more of our projects is terminated under such provisions, it could materially and adversely affect our results of operations and cash available for distribution until we are able to replace the PPA on similar terms. We cannot provide any assurance that PPAs containing such provisions will not be terminated or, in the event of termination, we will be able to enter into a replacement PPA. Moreover, any replacement PPA may be on terms less favorable to us than the PPA that was terminated.

Most of our PPAs do not include inflation-based price increases.

In general, the PPAs that have been entered into for the projects in our initial portfolio and the Call Right Projects do not contain inflation-based price increase provisions. Certain of the countries in which we have operations, or that we may expand into in the future, have in the past experienced high inflation. To the extent that the countries in which we conduct our business experience high rates of inflation, thereby increasing our operating costs in those countries, we may not be able to generate sufficient revenues to offset the effects of inflation, which could materially and adversely affect our business, financial condition, results of operations and cash flows.

A material drop in the retail price of utility-generated electricity or electricity from other sources could increase competition for new PPAs.

We believe that an end-user’s decision to buy clean energy from us is primarily driven by their desire to pay less for electricity. The end-user’s decision may also be affected by the cost of other clean energy sources. Decreases in the retail prices of electricity supplied by utilities or other clean energy sources would harm our ability to offer competitive pricing and could harm our ability to sign new customers. The price of electricity from utilities could decrease for a number of reasons, including:

•	the construction of a significant number of new power generation plants, including nuclear, coal, natural gas or renewable energy facilities;

•	the construction of additional electric transmission and distribution lines;

•	a reduction in the price of natural gas, including as a result of new drilling techniques or a relaxation of associated regulatory standards;

•	energy conservation technologies and public initiatives to reduce electricity consumption; and

•	the development of new clean energy technologies that provide less expensive energy.

A reduction in utility retail electricity prices would make the purchase of solar energy less economically attractive. In addition, a shift in the timing of peak rates for utility-supplied electricity to a time of day when solar energy generation is less efficient could make solar energy less competitive and reduce demand. If the retail price of energy available from utilities were to decrease, we would be at a competitive disadvantage, we may be unable to attract new customers and our growth would be limited.

We are exposed to risks associated with the projects in our initial portfolio and the Call Right Projects that are newly constructed or are under construction.

Certain of the projects in our initial portfolio are still under construction. We may experience delays or unexpected costs during the completion of construction of these projects, and if any project is not completed according to specification, we may incur liabilities and suffer reduced project efficiency, higher operating costs and reduced cash flows. Additionally, the remedies available to us under the applicable EPC contract may not sufficiently compensate us for unexpected costs and delays related to project construction. If we are unable to complete the construction of a project for any reason, we may not be able to recover our related investment. In addition, certain of the Call Right Projects are under construction and may not be completed on schedule or at all, in which case any such project would not be available for acquisition by us during the time frame we currently expect or at all. Since our primary growth strategy is the acquisition of new clean energy projects, including under the Support Agreement, a delay in our ability to acquire a Call Right Project could materially and adversely affect our expected growth.

Furthermore, the PPA for the Regulus Solar project in the United States will terminate if construction is not completed by the end of 2014. If the construction of the Regulus Solar project is not completed in 2014 and the related PPA is terminated, our business, financial condition, results of operations and cash flows may be materially and adversely affected.

In addition, our expectations for the operating performance of newly constructed projects and projects under construction are based on assumptions and estimates made without the benefit of operating history. Projections contained in this prospectus regarding our ability to pay dividends to holders of our Class A common stock assume such projects perform to our expectations. However, the ability of these projects to meet our performance expectations is subject to the risks inherent in newly constructed power generation facilities and the construction of such facilities, including, but not limited to, degradation of equipment in excess of our expectations, system failures and outages. The failure of these facilities to perform as we expect could have a material adverse effect on our business, financial condition, results of operations and cash flows and our ability to pay dividends to holders of our Class A common stock.

Certain of our PPAs and project-level financing arrangements include provisions that would permit the counterparty to terminate the contract or accelerate maturity in the event our Sponsor ceases to control or own, directly or indirectly, a majority of our company.

Certain of our PPAs and project-level financing arrangements contain change in control provisions that provide the counterparty with a termination right or the ability to accelerate maturity if a change of control consent is not received. These provisions are triggered in the event our Sponsor ceases to own, directly or indirectly, capital stock representing more than 50% of the voting power (which is equal to 9% ownership) of all of our capital stock outstanding on such date, or, in some cases (less than 5% of our projects based on MW), if our Sponsor ceases to be the majority owner, directly or indirectly, of the applicable project subsidiary. As a result, if our Sponsor ceases to control, or in some cases, own a majority of TerraForm Power, the counterparties could terminate such contracts or accelerate the maturity of such financing arrangements. The termination of any of our PPAs or the acceleration of the maturity of any of our project-level financing as a result of a change in control of TerraForm Power could have a material adverse effect on our business, financial condition, results of operations and cash flows.

The growth of our business depends on locating and acquiring interests in additional, attractive clean energy projects from our Sponsor and unaffiliated third parties at favorable prices.

Our primary business strategy is to acquire clean energy projects that are operational. We may also, in limited circumstances, acquire clean energy projects that are pre-operational. We intend to pursue opportunities to acquire projects from both our Sponsor and third parties. The following factors, among others, could affect the availability of attractive projects to grow our business:

•	competing bids for a project, including from companies that may have substantially greater capital and other resources than we do;

•	fewer third-party acquisition opportunities than we expect, which could result from, among other things, available projects having less desirable economic returns or higher risk profiles than we believe suitable for our business plan and investment strategy;

•	our Sponsor’s failure to complete the development of (i) the Call Right Projects, which could result from, among other things, permitting challenges, failure to procure the requisite financing, equipment or interconnection, or an inability to satisfy the conditions to effectiveness of project agreements such as PPAs, and (ii) any of the other projects in its development pipeline in a timely manner, or at all, in either case, which could limit our acquisition opportunities under the Support Agreement; and

•	our failure to exercise our rights under the Support Agreement to acquire assets from our Sponsor.

We will not be able to achieve our target compound annual growth rate of CAFD per unit unless we are able to acquire additional clean energy projects at favorable prices.

Our acquisition strategy exposes us to substantial risks.

The acquisition of power generation assets is subject to substantial risks, including the failure to identify material problems during due diligence (for which we may not be indemnified post-closing), the risk of over-paying for assets (or not making acquisitions on an accretive basis), the ability to obtain or retain customers and, if the projects are in new markets, the risks of entering markets where we have limited experience. While we will perform our due diligence on prospective acquisitions, we may not be able to discover all potential operational deficiencies in such projects. The integration and consolidation of acquisitions requires substantial human, financial and other resources and may divert management’s attention from our existing business concerns, disrupt our ongoing business or not be successfully integrated. There can be no assurance that any future acquisitions will perform as expected or that the returns from such acquisitions will support the financing utilized to acquire them or maintain them. As a result, the consummation of acquisitions may have a material adverse effect on our business, financial condition, results of operations and cash flows and ability to pay dividends to holders of our Class A common stock.

Any of these factors could prevent us from executing our growth strategy or otherwise have a material adverse effect on our business, financial condition, results of operations and cash flows.

In addition, the development of clean energy projects is a capital intensive, high-risk business that relies heavily on the availability of debt and equity financing sources to fund projected construction and other projected capital expenditures. As a result, in order to successfully develop a clean energy project, development companies, including our Sponsor, from which we may seek to acquire projects, must obtain at-risk funds sufficient to complete the development phase of their projects. We, on the other hand, must anticipate obtaining funds from equity or debt financing sources, including under our Term Loan or Revolver, or from government grants in order to successfully fund and complete acquisitions of projects. Any significant disruption in the credit or capital markets, or a significant increase in interest rates, could make it difficult for our Sponsor or other development companies to successfully develop attractive projects as well as limit their ability to obtain project-level financing to complete the construction of a project we may seek to acquire. If our Sponsor or other development companies from which we seek to acquire projects are unable to raise funds when needed or if we or they are unable to secure adequate financing, the ability to grow our project portfolio may be limited, which could have a material adverse effect on our ability to implement our growth strategy and, ultimately, our business, financial condition, results of operations and cash flows.

We may not be able to effectively identify or consummate any future acquisitions on favorable terms, or at all. Additionally, even if we consummate acquisitions on terms that we believe are favorable, such acquisitions may in fact result in a decrease in cash available for distribution per Class A common share.

The number of acquisition opportunities for solar energy projects is limited. While our Sponsor will grant us the option to purchase the Call Right Projects and a right of first offer with respect to the ROFO Projects, we will compete with other companies for acquisition opportunities. This may increase our cost of making acquisitions or cause us to refrain from making acquisitions at all. Some of our competitors for acquisitions are much larger than us with substantially greater resources. These companies may be able to pay more for acquisitions and may be able to identify, evaluate, bid for and purchase a greater number of assets than our resources permit.

In addition, if we are unable to reach agreement with our Sponsor regarding the pricing of the Unpriced Call Right Projects, our acquisition opportunities may be more limited than we currently expect. In addition, if our Sponsor’s development of new projects slows, we also may have fewer opportunities to purchase projects from our Sponsor. If we are unable to identify and consummate future acquisitions, it will impede our ability to execute our growth strategy and limit our ability to increase the amount of dividends paid to holders of our Class A common stock.

Even if we consummate acquisitions that we believe will be accretive to CAFD per unit, those acquisitions may in fact result in a decrease in CAFD per unit as a result of incorrect assumptions in our evaluation of such acquisitions, unforeseen consequences or other external events beyond our control. Furthermore, if we consummate any future acquisitions, our capitalization and results of operations may change significantly, and stockholders will generally not have the opportunity to evaluate the economic, financial and other relevant information that we will consider in determining the application of these funds and other resources.

New projects being developed that we may acquire may need governmental approvals and permits, including environmental approvals and permits, for construction and operation. Any failure to obtain necessary permits could adversely affect our growth.

The design, construction and operation of solar energy projects is highly regulated, requires various governmental approvals and permits, including environmental approvals and permits, and may be subject to the imposition of related conditions that vary by jurisdiction. We cannot predict whether all permits required for a given project will be granted or whether the conditions associated with the permits will be achievable. The denial or loss of a permit essential to a project or the imposition of impractical conditions upon renewal could impair our ability to construct and operate a project. In addition, we cannot predict whether the permits will attract significant opposition or whether the permitting process will be lengthened due to complexities, legal claims or appeals. Delays in the review and permitting process for a project can impair or delay our ability to acquire a project or increase the cost such that the project is no longer attractive to us.

Our ability to grow and make acquisitions with cash on hand may be limited by our cash dividend policy.

As discussed in “Cash Dividend Policy,” our dividend policy is to cause Terra LLC to distribute approximately 85% of CAFD each quarter and to rely primarily upon external financing sources, including the issuance of debt and equity securities and, if applicable, borrowings under our Term Loan or our Revolver, to fund our acquisitions and growth capital expenditures (which we define as costs and expenses associated with the acquisition of project assets from our Sponsor and third parties and capitalized expenditures on existing projects to expand capacity). We may be precluded from pursuing otherwise attractive acquisitions if the projected short-term cash flow from the acquisition or investment is not adequate to service the capital raised to fund the acquisition or investment, after giving effect to our available cash reserves. See “Cash Dividend Policy—Our Ability to Grow our Business and Dividend.”

We intend to use a portion of the CAFD generated by our project portfolio to pay regular quarterly cash dividends to holders of our Class A common stock. Our initial quarterly dividend will be set at $0.2257 per share of Class A common stock, or $0.9028 per share on an annualized basis. We established our initial quarterly dividend based upon a target payout ratio by Terra LLC of approximately 85% of projected annual CAFD. As such, our growth may not be as fast as that of businesses that reinvest their available cash to expand ongoing operations. To the extent we issue additional equity securities in connection with any acquisitions or growth capital expenditures, the payment of dividends on these additional equity securities may increase the risk that we will be unable to maintain or increase our per share dividend. There will be no limitations in our amended and restated certificate of incorporation (other than a specified number of authorized shares) on our ability to issue equity securities, including securities ranking senior to our common stock. The incurrence of bank borrowings or other debt by Terra Operating LLC or by our project-level subsidiaries to finance our growth strategy will result in increased interest expense and the imposition of additional or more restrictive covenants which, in turn, may impact the cash distributions we distribute to holders of our Class A common stock.

Our indebtedness could adversely affect our financial condition and ability to operate our business, including restricting our ability to pay cash dividends or react to changes in the economy or our industry.

As of March 31, 2014, after giving pro forma effect to the Organizational Transactions, we would have had approximately $1,189 million of indebtedness and an additional $140.0 million available for future borrowings under our Revolver. Our substantial debt following the completion of this offering could have important negative consequences on our financial condition, including:

•	increasing our vulnerability to general economic and industry conditions;

•	requiring a substantial portion of our cash flow from operations to be dedicated to the payment of principal and interest on our indebtedness, thereby reducing our ability to pay dividends to holders of our Class A common stock or to use our cash flow to fund our operations, capital expenditures and future business opportunities;

•	limiting our ability to enter into or receive payments under long-term power sales or fuel purchases which require credit support;

•	limiting our ability to fund operations or future acquisitions;

•	restricting our ability to make certain distributions with respect to our capital stock and the ability of our subsidiaries to make certain distributions to us, in light of restricted payment and other financial covenants in our credit facilities and other financing agreements;

•	exposing us to the risk of increased interest rates because certain of our borrowings, which may include borrowings under our Revolver, are at variable rates of interest;

•	limiting our ability to obtain additional financing for working capital, including collateral postings, capital expenditures, debt service requirements, acquisitions and general corporate or other purposes; and

•	limiting our ability to adjust to changing market conditions and placing us at a competitive disadvantage compared to our competitors who have less debt.

Our Revolver and Term Loan will contain financial and other restrictive covenants that limit our ability to return capital to stockholders or otherwise engage in activities that may be in our long-term best interests. Our inability to satisfy certain financial covenants could prevent us from paying cash dividends, and our failure to comply with those and other covenants could result in an event of default which, if not cured or waived, may entitle the related lenders to demand repayment or enforce their security interests, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. In addition, failure to comply with such covenants may entitle the related lenders to demand repayment and accelerate all such indebtedness.

The agreements governing our project-level financing contain financial and other restrictive covenants that limit our project subsidiaries’ ability to make distributions to us or otherwise engage in activities that may be in our long-term best interests. The project-level financing agreements generally prohibit distributions from the project entities to us unless certain specific conditions are met, including the satisfaction of certain financial ratios. Our inability to satisfy certain financial covenants may prevent cash distributions by the particular project(s) to us and our failure to comply with those and other covenants could result in an event of default which, if not cured or waived may entitle the related lenders to demand repayment or enforce their security interests, which could have a material adverse effect on our business, results of operations and financial condition. In addition, failure to comply with such covenants may entitle the related lenders to demand repayment and accelerate all such indebtedness. If we are unable to make distributions from our project-level subsidiaries, it would likely have a material adverse effect on our ability to pay dividends to holders of our Class A common stock.

If our subsidiaries default on their obligations under their project-level indebtedness, this may constitute an event of default under our Term Loan and Revolver, and we may be required to make payments to lenders to avoid such default or to prevent foreclosure on the collateral securing the project-level debt. If we are unable to or decide not to make such payments, we would lose certain of our solar energy projects upon foreclosure.

Our subsidiaries incur, and we expect will in the future incur, various types of project-level indebtedness. Non-recourse debt is repayable solely from the applicable project’s revenues and is secured by the project’s physical assets, major contracts, cash accounts and, in many cases, our ownership interest in the project subsidiary. Limited recourse debt is debt where we have provided a limited guarantee, and recourse debt is debt where we have provided a full guarantee, which means if our subsidiaries default on these obligations, we will be liable directly to those lenders, although in the case of limited recourse debt only to the extent of our limited recourse obligations. To satisfy these obligations, we may be required to use amounts distributed by our other subsidiaries as well as other sources of available cash, reducing our cash available to execute our business plan and pay dividends to holders of our Class A common stock. In addition, if our subsidiaries default on their obligations under non-recourse financing agreements this may, under certain circumstances, result in an event of default under our Term Loan and Revolver, allowing our lenders to foreclose on their security interests.

Even if that is not the case, we may decide to make payments to prevent the lenders of these subsidiaries from foreclosing on the relevant collateral. Such a foreclosure could result in our losing our ownership interest in the subsidiary or in some or all of its assets. The loss of our ownership interest in one or more of our subsidiaries or some or all of their assets could have a material adverse effect on our business, financial condition, results of operations and cash flow.

If we are unable to renew letter of credit facilities our business, financial condition, results of operations and cash flows may be materially adversely affected.

We expect our Revolver to include a letter of credit facility to support project-level contractual obligations. This letter of credit facility will need to be renewed after three years, at which time we will need to satisfy applicable financial ratios and covenants. If we are unable to renew our letters of credit as expected or if we are only able to replace them with letters of credit under different facilities on less favorable terms, we may experience a material adverse effect on our business, financial condition, results of operations and cash flows. Furthermore, the inability to provide letters of credit may constitute a default under certain project-level financing arrangements, restrict the ability of the project-level subsidiary to make distributions to us and/or reduce the amount of cash available at such subsidiary to make distributions to us.

Our ability to raise additional capital to fund our operations may be limited.

Our ability to arrange additional financing, either at the corporate level or at a non-recourse project-level subsidiary, may be limited. Additional financing, including the costs of such financing, will be dependent on numerous factors, including:

•	general economic and capital market conditions;

•	credit availability from banks and other financial institutions;

•	investor confidence in us, our partners, our Sponsor, as our principal stockholder (on a combined voting basis), and manager under the Management Services Agreement, and the regional wholesale power markets;

•	our financial performance and the financial performance of our subsidiaries;

•	our level of indebtedness and compliance with covenants in debt agreements;

•	maintenance of acceptable project credit ratings or credit quality, including maintenance of the legal and tax structure of the project-level subsidiary upon which the credit ratings may depend;

•	cash flow; and

•	provisions of tax and securities laws that may impact raising capital.

We may not be successful in obtaining additional financing for these or other reasons. Furthermore, we may be unable to refinance or replace project-level financing arrangements or other credit facilities on favorable terms or at all upon the expiration or termination thereof. Our failure, or the failure of any of our projects, to obtain additional capital or enter into new or replacement financing arrangements when due may constitute a default under such existing indebtedness and may have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our ability to generate revenue from certain utility solar energy projects depends on having interconnection arrangements and services.

Our future success will depend, in part, on our ability to maintain satisfactory interconnection agreements. If the interconnection or transmission agreement of a solar energy project is terminated for any reason, we may not be able to replace it with an interconnection and transmission arrangement on terms as favorable as the existing arrangement, or at all, or we may experience significant delays or costs related to securing a replacement. If a network to which one or more of the solar energy projects is connected experiences “down time,” the affected project may lose revenue and be exposed to non-performance penalties and claims from its customers. These may include claims for damages incurred by customers, such as the additional cost of acquiring alternative electricity supply at then-current spot market rates. The owners of the network will not usually compensate electricity generators for lost income due to down time. These factors could materially affect our ability to forecast operations and negatively affect our business, results of operations, financial condition and cash flow.

For some of our projects, we rely on electric interconnection and transmission facilities that we do not own or control and that are subject to transmission constraints within a number of our regions. If these facilities fail to provide us with adequate transmission capacity, we may be restricted in our ability to deliver electric power to our customers and we may incur additional costs or forego revenues.

For our utility-scale projects we depend on electric transmission facilities owned and operated by others to deliver the power we generate and sell at wholesale to our utility customers. A failure or delay in the operation or development of these transmission facilities or a significant increase in the cost of the development of such facilities could result in our losing revenues. Such failures or delays could limit the amount of power our operating facilities deliver or delay the completion of our construction projects. Additionally, such failures, delays or increased costs could have a material adverse effect on our business, financial condition and results of operations. If a region’s power transmission infrastructure is inadequate, our recovery of wholesale costs and profits may be limited. If restrictive transmission price regulation is imposed, the transmission companies may not have a sufficient incentive to invest in expansion of transmission infrastructure. We also cannot predict whether transmission facilities will be expanded in specific markets to accommodate competitive access to those markets. In addition, certain of our operating facilities’ generation of electricity may be physically or economically curtailed without compensation due to transmission limitations or limitations on the transmission grid’s ability to accommodate all of the generating resources seeking to move power over or sell power through the grid, reducing our revenues and impairing our ability to capitalize fully on a particular facility’s generating potential. Such curtailments could have a material adverse effect on our business, financial condition, results of operations and cash flows. Furthermore, economic congestion on the transmission grid (for instance, a positive price difference between the location where power is put on the grid by a project and the location where power is taken off the grid by the project’s customer) in certain of the bulk power markets in which we operate may occur and we may be deemed responsible for those congestion costs. If we were liable for such congestion costs, our financial results could be adversely affected.

We face competition from traditional and renewable energy companies.

The solar energy industry is highly competitive and continually evolving as market participants strive to distinguish themselves within their markets and compete with large incumbent utilities and new market entrants. We believe that our primary competitors are the traditional incumbent utilities that supply energy to our potential customers under highly regulated rate and tariff structures. We compete with these traditional utilities primarily based on price, predictability of price and the ease with which customers can switch to electricity generated by our solar energy systems. If we cannot offer compelling value to our customers based on these factors, then our business will not grow. Traditional utilities generally have substantially greater financial, technical, operational and other resources than we do. As a result of their greater size, these competitors may be able to devote more resources to the research, development, promotion and sale of their products or respond more quickly to evolving industry standards and changes in market conditions than we can. Traditional utilities could also offer other value-added products or services that could help them to compete with us even if the cost of electricity they offer is higher than ours. In addition, a majority of traditional utilities’ sources of electricity is non-solar, which may allow them to sell electricity more cheaply than electricity generated by our solar energy systems.

We also face risks that traditional utilities could change their volumetric-based (i.e., cents per kWh) rate and tariff structures to make distributed solar generation less economically attractive to their retail customers. Currently, net metering programs are utilized in 43 states to support the growth of distributed generation solar by requiring traditional utilities to reimburse their retail customers who are home and business owners for the excess power they generate at the level of the utilities’ retail rates rather than the rates at which those utilities buy power at wholesale. These net metering policies have generated controversy recently because the difference between traditional utilities’ retail rates and the rates at which they can buy power at wholesale can be significant and solar owners can escape most of the infrastructure surcharges that are part of other electricity users’ bills recovered through volumetric-based rates. To address those concerns and to allow traditional utilities to cover their transmission and distribution fixed charges, at least one state public utility commission, in Arizona, has allowed its largest traditional utility, Arizona Public Service, to assess a surcharge on customers with solar energy systems for their use of the utility’s grid, based on the size of the customer’s solar energy system. This surcharge will reduce the economic returns for the excess electricity that the solar energy systems produce. These types of changes or other types of changes that could reduce or eliminate the economic benefits of net-metering could be implemented by state public utility commissions or state legislatures in the other 43 states throughout the United States that utilize net-metering programs, and could significantly change the economic benefits of solar energy as perceived by traditional utilities’ retail customers.

We also face competition in the energy efficiency evaluation and upgrades market and we expect to face competition in additional markets as we introduce new energy-related products and services. As the solar industry grows and evolves, we will also face new competitors who are not currently in the market. Our failure to adapt to changing market conditions and to compete successfully with existing or new competitors will limit our growth and will have a material adverse effect on our business and prospects.

There are a limited number of purchasers of utility-scale quantities of electricity, which exposes us and our utility-scale projects to additional risk.

Since the transmission and distribution of electricity is either monopolized or highly concentrated in most jurisdictions, there are a limited number of possible purchasers for utility-scale quantities of electricity in a given geographic location, including transmission grid operators, state and investor-owned power companies, public utility districts and cooperatives. As a result, there is a concentrated pool of potential buyers for electricity generated by our plants and projects, which may restrict our ability to negotiate favorable terms under new PPAs and could impact our ability to find new customers for the electricity generated by our generation facilities should this become necessary. Furthermore, if the financial condition of these utilities and/or power purchasers deteriorated or the Renewable Portfolio Standard, or “RPS,” climate change programs or other regulations to which they are currently subject and that compel them to source renewable energy supplies change, demand for electricity produced by our plants could be negatively impacted. In addition, provisions in our power sale arrangements may provide for the curtailment of delivery of electricity for various reasons, including to prevent damage to transmission systems, for system emergencies, force majeure or for economic reasons. Such curtailment would reduce revenues to us from power sale arrangements. If we cannot enter into power sale arrangements on terms favorable to us, or at all, or if the purchaser under our power sale arrangements were to exercise its curtailment or other rights to reduce purchases or payments under such arrangements, our revenues and our decisions regarding development of additional projects may be adversely affected.

A significant deterioration in the financial performance of the retail industry could materially adversely affect our distributed generation business.

The financial performance of our distributed generation business depends in part upon the continued viability and financial stability of our customers in the retail industry, such as medium and large independent retailers and distribution centers. If the retail industry is materially and adversely affected by an economic downturn, increase in inflation or other factors, one or more of our largest customers could encounter financial difficulty, and possibly, bankruptcy. If one or more of our largest customers were to encounter financial difficulty or declare bankruptcy, they may reduce their power purchase agreement payments to us or stop them altogether. Any interruption or termination in payments by our customers would result in less cash being paid to the special purpose legal entities we establish to finance our projects, which could adversely affect the entities’ ability to make lease payments to the financing parties which are the legal owners of many of our solar energy systems or to pay our lenders in the case of the solar energy systems that we own. In such a case, the amount of distributable cash held by the entities would decrease, adversely affecting the cash flows we receive from such entities. In addition, our ability to finance additional new projects with PPAs from such customers would be adversely affected, undermining our ability to grow our business. Any reduction or termination of payments by one or more of our principal distributed generation customers could have a material adverse effect on our business, financial condition and results of operations.

The generation of electric energy from solar energy sources depends heavily on suitable meteorological conditions. If solar conditions are unfavorable, our electricity generation, and therefore revenue from our renewable generation facilities using our systems, may be substantially below our expectations.

The electricity produced and revenues generated by a solar electric generation facility are highly dependent on suitable solar conditions and associated weather conditions, which are beyond our control. Furthermore, components of our system, such as solar panels and inverters, could be damaged by severe weather, such as hailstorms or tornadoes. We generally will be obligated to bear the expense of repairing the damaged solar energy systems that we own, and replacement and spare parts for key components may be difficult or costly to acquire or may be unavailable. Unfavorable weather and atmospheric conditions could impair the effectiveness of our assets or reduce their output beneath their rated capacity or require shutdown of key equipment, impeding operation of our solar assets and our ability to achieve forecasted revenues and cash flows. Sustained unfavorable weather could also unexpectedly delay the installation of solar energy systems, which could result in a delay in us acquiring new projects or increase the cost of such projects.

We base our investment decisions with respect to each solar energy facility on the findings of related solar studies conducted on-site prior to construction or based on historical conditions at existing facilities. However, actual climatic conditions at a facility site may not conform to the findings of these studies and therefore, our solar energy facilities may not meet anticipated production levels or the rated capacity of our generation assets, which could adversely affect our business, financial condition and results of operations and cash flows.

While we currently own only solar energy projects, in the future we may decide to expand our acquisition strategy to include other types of energy or transmission projects. To the extent that we expand our operations to include new business segments, our business operations may suffer from a lack of experience, which may materially and adversely affect our business, financial condition, results of operations and cash flows.

We have limited experience in non-solar energy generation operations. As a result of this lack of experience, we may be prone to errors if we expand our projects beyond solar energy. We lack the technical training and experience with developing, starting or operating non-solar generation facilities.

With no direct training or experience in these areas, our management may not be fully aware of the many specific requirements related to working in industries beyond solar energy generation. Additionally, we may be exposed to increased operating costs, unforeseen liabilities or risks, and regulatory and environmental concerns associated with entering new sectors of the power generation industry, which could have an adverse impact on our business as well as place us at a competitive disadvantage relative to more established non-solar energy market participants. In addition, such ventures could require a disproportionate amount of our management’s attention and resources. Our operations, earnings and ultimate financial success could suffer irreparable harm due to our management’s lack of experience in these industries. We may rely, to a certain extent, on the expertise and experience of industry consultants and we may have to hire additional experienced personnel to assist us with our operations. We can offer no assurance that if we expand our business beyond solar energy generation, we will be able to effectively develop new non-solar projects and achieve our targeted financial goals.

Operation of power generation facilities involves significant risks and hazards that could have a material adverse effect on our business, financial condition, results of operations and cash flows. We may not have adequate insurance to cover these risks and hazards.

The ongoing operation of our facilities involves risks that include the breakdown or failure of equipment or processes or performance below expected levels of output or efficiency due to wear and tear, latent defect, design error or operator error or force majeure events, among other things. Operation of our facilities also involves risks that we will be unable to transport our product to our customers in an efficient manner due to a lack of transmission capacity. Unplanned outages of generating units, including extensions of scheduled outages, occur from time to time and are an inherent risk of our business. Unplanned outages typically increase our operation and maintenance expenses and may reduce our revenues as a result of generating and selling less power or require us to incur significant costs as a result of obtaining replacement power from third parties in the open market to satisfy our forward power sales obligations.

Our inability to operate our solar energy assets efficiently, manage capital expenditures and costs and generate earnings and cash flow from our asset-based businesses could have a material adverse effect on our business, financial condition, results of operations and cash flows. While we maintain insurance, obtain warranties from vendors and obligate contractors to meet certain performance levels, the proceeds of such insurance, warranties or performance guarantees may not cover our lost revenues, increased expenses or liquidated damages payments should we experience equipment breakdown or non-performance by contractors or vendors.

Power generation involves hazardous activities, including delivering electricity to transmission and distribution systems. In addition to natural risks such as earthquake, flood, lightning, hurricane and wind, other hazards, such as fire, structural collapse and machinery failure are inherent risks in our operations. These and other hazards can cause significant personal injury or loss of life, severe damage to and destruction of property, plant and equipment and contamination of, or damage to, the environment and suspension of operations. The occurrence of any one of these events may result in our being named as a defendant in lawsuits asserting claims for substantial damages, including for environmental cleanup costs, personal injury and property damage and fines and/or penalties. We maintain an amount of insurance protection that we consider adequate but we cannot provide any assurance that our insurance will be sufficient or effective under all circumstances and against all hazards or liabilities to which we may be subject. Furthermore, our insurance coverage is subject to deductibles, caps, exclusions and other limitations. A loss for which we are not fully insured could have a material adverse effect on our business, financial condition, results of operations or cash flows. Further, due to rising insurance costs and changes in the insurance markets, we cannot provide any assurance that our insurance coverage will continue to be available at all or at rates or on terms similar to those presently available. Any losses not covered by insurance could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our business is subject to substantial governmental regulation and may be adversely affected by changes in laws or regulations, as well as liability under, or any future inability to comply with, existing or future regulations or other legal requirements.

Our business is subject to extensive federal, state and local laws and regulations in the countries in which we operate. Compliance with the requirements under these various regulatory regimes may cause us to incur significant costs, and failure to comply with such requirements could result in the shutdown of the non-complying facility or, the imposition of liens, fines and/or civil or criminal liability.

With the exception of the Mt. Signal project located in California, all of the U.S. projects in our initial portfolio are “qualifying small power production facilities,” or “Qualifying Facilities,” as defined under the Public Utility Regulatory Policies Act of 1978, as amended, or “PURPA.” Our Qualifying Facilities and their immediate project company owners have various exemptions from ratemaking and certain other regulatory provisions of the FPA, from the books and records access provisions of the Public Utility Holding Company Act of 2005, or “PUHCA,” and from state organizational and financial regulation of electric utilities, depending upon the power production capacity of the project in question. The project company owner of the Mt. Signal project, or the “Mt. Signal ProjectCo,” is regulated as a “public utility” under the FPA and is not eligible for any of the exemptions from ratemaking and certain other regulatory provisions of the FPA afforded to the owners of certain Qualifying Facilities under PURPA. However, the Mt. Signal ProjectCo has obtained “market-based rate authorization” and associated blanket authorizations and waivers from FERC under the FPA, which allow it to sell electric energy, capacity and ancillary services at wholesale from the Mt. Signal project as a public utility at negotiated, market-based rates, instead of cost-of-service rates as well as waivers of, and authorizations under, certain FERC regulations that are commonly granted to market-based rate sellers, and a waiver from FERC’s transmission open access regulations with respect to its interconnection facilities (which interconnect the project to the grid). Moreover, the Mt. Signal ProjectCo is an “Exempt Wholesale Generator” as defined under PUHCA, which exempts it and us (for purposes of our ownership of the Mt. Signal ProjectCo) from the federal books and records access provisions of PUHCA and from regulation as a utility under California law. The failure of the project company owners of our Qualifying Facilities to maintain available exemptions under PURPA may result in them becoming subject to significant additional regulatory requirements. In addition, the failure of a project company owner of one of our Qualifying Facilities or the Mt. Signal ProjectCo to comply with applicable regulatory requirements may result in the imposition of penalties as discussed further in “Business—Regulatory Matters.”

The Mt. Signal ProjectCo and any of the other owners of our project companies that have obtained or will obtain market-based rate authority from FERC under the FPA will be subject to certain market behavior rules as established and enforced by FERC, and if they are determined to have violated those rules, will be subject to potential disgorgement of profits associated with the violation, penalties, and suspension or revocation of their market-based rate authority. If such entities were to lose their market-based rate authority, they would be required to obtain FERC’s acceptance of a cost-of-service rate schedule for wholesale sales of electric energy, capacity and ancillary services and could become subject to significant accounting, record-keeping, and reporting requirements that are imposed on FERC-regulated public utilities with cost-based rate schedules.

Substantially all of our assets are also subject to the rules and regulations applicable to power generators generally, in particular the reliability standards of the North American Electric Reliability Corporation or similar standards in Canada, the United Kingdom and Chile. If we fail to comply with these mandatory reliability standards, we could be subject to sanctions, including substantial monetary penalties, increased compliance obligations and disconnection from the grid.

The regulatory environment for electric generation in the United States has undergone significant changes in the last several years due to state and federal policies affecting the wholesale and retail power markets and the creation of incentives for the addition of large amounts of new renewable generation, demand response resources and, in some cases, transmission assets. These changes are ongoing and we cannot predict the future design of the wholesale and retail power markets or the ultimate effect that the changing regulatory environment will have on our business. In addition, in some of these markets, interested parties have proposed material market design changes, including the elimination of a single clearing price mechanism, as well as made proposals to re-regulate the markets or require divestiture of electric generation assets by asset owners or operators to reduce their market share. Other proposals to re-regulate may be made and legislative or other attention to the electric power market restructuring process may delay or reverse the deregulation process. If competitive restructuring of the electric power markets is reversed, discontinued or delayed, our business prospects and financial results could be negatively impacted.

Similarly, we cannot predict if the significant increase in the installation of renewable energy projects in the other markets we operate in could result in modifications to applicable rules and regulations.

Laws, governmental regulations and policies supporting renewable energy, and specifically solar energy (including tax incentives), could change at any time, including as a result of new political leadership, and such changes may materially adversely affect our business and our growth strategy.

Renewable generation assets currently benefit from various federal, state and local governmental incentives. In the United States, these incentives include investment tax credits, or “ITCs,” cash grants in lieu of ITCs, loan guarantees, RPS programs, modified accelerated cost-recovery system of depreciation and bonus depreciation. For example, the United States Internal Revenue Code of 1986, as amended, or the “Code,” provides an ITC of 30% of the cost-basis of an eligible resource, including solar energy facilities placed in service prior to the end of 2016, which percentage is currently scheduled to be reduced to 10% for solar energy systems placed in service after December 31, 2016. The U.S. Congress could reduce the ITC to below 30% prior to the end of 2016, reduce the ITC to below 10% for periods after 2016 or replace the expected 10% ITC with an untested production tax credit of an unknown percentage. Any reduction in the ITC could materially and adversely affect our business, financial condition, results of operations and cash flows.

Many U.S. states have adopted RPS programs mandating that a specified percentage of electricity sales come from eligible sources of renewable energy. However, the regulations that govern the RPS programs, including pricing incentives for renewable energy, or reasonableness guidelines for pricing that increase valuation compared to conventional power (such as a projected value for carbon reduction or consideration of avoided integration costs), may change. If the RPS requirements are reduced or eliminated, it could lead to fewer future power contracts or lead to lower prices for the sale of power in future power contracts, which could have a material adverse effect on our future growth prospects. Such material adverse effects may result from decreased revenues, reduced economic returns on certain project company investments, increased financing costs and/or difficulty obtaining financing.

Renewable energy sources in Canada benefit from federal and provincial incentives, such as RPS programs, accelerated cost recovery deductions allowed for tax purposes, the availability of off-take agreements through RPS and the Ontario FiT program, and other commercially oriented incentives. Renewable energy sources in the United Kingdom benefit from renewable obligation certificates, climate change levy exemption certificates and embedded benefits. Renewable energy sources in Chile benefit from an RPS program. Any adverse change to, or the elimination of, these incentives could have a material adverse effect on our business and our future growth prospects.

In addition, governmental regulations and policies could be changed to provide for new rate programs that undermine the economic returns for both new and existing distributed solar assets by charging additional, non-negotiable fixed or demand charges or other fees or reductions in the number of projects allowed under net metering policies. Our business could also be subject to new and burdensome interconnection processes, delays and upgrade costs or local permit and site restrictions.

If any of the laws or governmental regulations or policies that support renewable energy, including solar energy, change, or if we are subject to new and burdensome laws or regulations, such changes may have a material adverse effect on our business, financial condition, results of operations and cash flows.

We have a limited operating history and as a result there is no assurance we can operate on a profitable basis.

We have a relatively new portfolio of assets, including several projects that have only recently commenced operations or that we expect will commence operations prior to the end of 2015, and a limited operating history on which to base an evaluation of our business and prospects. Our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stages of operation, particularly in a rapidly evolving industry such as ours. We cannot assure you that we will be successful in addressing the risks we may encounter, and our failure to do so could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our Sponsor may incur additional costs or delays in completing the construction of certain generation facilities, which could materially adversely affect our growth strategy.

Our growth strategy is dependent to a significant degree on acquiring new solar energy projects from our Sponsor and third parties. Our Sponsor’s or such third parties’ failure to complete such projects in a timely manner, or at all, could have a material adverse effect on our growth strategy. The construction of solar energy facilities involves many risks including:

•	delays in obtaining, or the inability to obtain, necessary permits and licenses;

•	delays and increased costs related to the interconnection of new generation facilities to the transmission system;

•	the inability to acquire or maintain land use and access rights;

•	the failure to receive contracted third party services;

•	interruptions to dispatch at our facilities;

•	supply interruptions;

•	work stoppages;

•	labor disputes;

•	weather interferences;

•	unforeseen engineering, environmental and geological problems;

•	unanticipated cost overruns in excess of budgeted contingencies;

•	failure of contracting parties to perform under contracts, including engineering, procurement and construction contractors; and

•	operations and maintenance costs not covered by warranties or that occur following expiration of warranties.

Any of these risks could cause a delay in the completion of projects under development, which could have a material adverse effect on our growth strategy.

Maintenance, expansion and refurbishment of power generation facilities involve significant risks that could result in unplanned power outages or reduced output.

Our facilities may require periodic upgrading and improvement. Any unexpected operational or mechanical failure, including failure associated with breakdowns and forced outages, and any decreased operational or management performance, could reduce our facilities’ generating capacity below expected levels, reducing our revenues and jeopardizing our ability to pay dividends to holders of our Class A common stock at forecasted levels or at all. Degradation of the performance of our solar facilities above levels provided for in the related PPAs may also reduce our revenues. Unanticipated capital expenditures associated with maintaining, upgrading or repairing our facilities may also reduce profitability.

We may also choose to refurbish or upgrade our facilities based on our assessment that such activity will provide adequate financial returns. Such facilities require time for development and capital expenditures before COD, and key assumptions underpinning a decision to make such an investment may prove incorrect, including assumptions regarding construction costs, timing, available financing and future power prices. This could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our Sponsor and other developers of solar energy projects depend on a limited number of suppliers of solar panels, inverters, modules and other system components. Any shortage, delay or component price change from these suppliers could result in construction or installation delays, which could affect the number of solar projects we are able to acquire in the future.

Our solar projects are constructed with solar panels, inverters, modules and other system components from a limited number of suppliers, making us susceptible to quality issues, shortages and price changes. If our Sponsor or third parties from whom we may acquire solar projects or other clean power generation projects in the future fail to develop, maintain and expand relationships with these or other suppliers, or if they fail to identify suitable alternative suppliers in the event of a disruption with existing suppliers, the construction or installation of new solar energy projects or other clean power generation projects may be delayed or abandoned, which would reduce the number of available projects that we may have the opportunity to acquire in the future.

There have also been periods of industry-wide shortage of key components, including solar panels, in times of rapid industry growth. The manufacturing infrastructure for some of these components has a long lead time, requires significant capital investment and relies on the continued availability of key commodity materials, potentially resulting in an inability to meet demand for these components. In addition, the United States government has imposed tariffs on solar cells manufactured in China. Based on determinations by the United States government, the applicable anti-dumping tariff rates range from approximately 8% to 239%. To the extent that United States market participants experience harm from Chinese pricing practices, an additional tariff of approximately 15%-16% will be applied. If our Sponsor or other unaffiliated third parties purchase solar panels containing cells manufactured in China, our purchase price for projects would reflect the tariff penalties mentioned above. A shortage of key commodity materials could also lead to a reduction in the number of projects that we may have the opportunity to acquire in the future, or delay or increase the costs of acquisitions.

We may incur unexpected expenses if the suppliers of components in our solar energy projects default in their warranty obligations.

The solar panels, inverters, modules and other system components utilized in our solar energy projects are generally covered by manufacturers’ warranties, which typically range from 5 to 20 years.

In the event any such components fail to operate as required, we may be able to make a claim against the applicable warranty to cover all or a portion of the expense associated with the faulty component. However, these suppliers could cease operations and no longer honor the warranties, which would leave us to cover the expense associated with the faulty component. Our business, financial condition, results of operations and cash flows could be materially adversely affected if we cannot make claims under warranties covering our projects.

We are subject to environmental, health and safety laws and regulations and related compliance expenditures and liabilities.

Our assets are subject to numerous and significant federal, state, local and foreign laws, including statutes, regulations, guidelines, policies, directives and other requirements governing or relating to, among other things: protection of wildlife, including threatened and endangered species and their habitat; air emissions; discharges into water; water use; the storage, handling, use, transportation and distribution of dangerous goods and hazardous, residual and other regulated materials, such as chemicals; the prevention of releases of hazardous materials into the environment; the prevention, investigation, monitoring and remediation of hazardous materials in soil and groundwater, both on and offsite; land use and zoning matters; and workers’ health and safety matters. Our facilities could experience incidents, malfunctions and other unplanned events, such as spills of hazardous materials that may result in personal injury, penalties and property damage. In addition, certain environmental laws may result in liability, regardless of fault, concerning contamination at a range of properties, including properties currently or formerly owned, leased or operated by us and properties where we disposed of, or arranged for disposal of, waste. As such, the operation of our facilities carries an inherent risk of environmental, health and safety liabilities (including potential civil actions, compliance or remediation orders, fines and other penalties), and may result in our involvement from time to time in administrative and judicial proceedings relating to such matters. While we have implemented environmental, health and safety management programs designed to continually improve environmental, health and safety performance, we cannot assure you that such liabilities, as well as the costs for complying with environmental laws and regulations, will not have a material adverse effect on our business, financial condition, results of operations and cash flows.

Risks that are beyond our control, including but not limited to acts of terrorism or related acts of war, natural disasters, hostile cyber intrusions, theft or other catastrophic events, could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our solar energy generation facilities that we acquired in the Initial Asset Transfers or those that we otherwise acquire in the future, including the Call Right Projects and any ROFO Projects, and the properties of unaffiliated third parties on which they may be located may be targets of terrorist activities, as well as events occurring in response to or in connection with them, that could cause environmental repercussions and/or result in full or partial disruption of the facilities’ ability to generate, transmit, transport or distribute electricity or natural gas. Strategic targets, such as energy-related facilities, may be at greater risk of future terrorist activities than other domestic targets. Hostile cyber intrusions, including those targeting information systems as well as electronic control systems used at the generating plants and for the related distribution systems, could severely disrupt business operations and result in loss of service to customers, as well as create significant expense to repair security breaches or system damage.

Furthermore, certain of the projects that we acquired in the Initial Asset Transfers or the Call Right Projects are located in active earthquake zones in Chile, California and Arizona, and our Sponsor and unaffiliated third parties from whom we may seek to acquire projects in the future may conduct operations in the same region or in other locations that are susceptible to natural disasters. The occurrence of a natural disaster, such as an earthquake, drought, flood or localized extended outages of critical utilities or transportation systems, or any critical resource shortages, affecting us, SunEdison or third parties from whom we may seek to acquire projects in the future, could cause a significant interruption in our business, damage or destroy our facilities or those of our suppliers or the manufacturing equipment or inventory of our suppliers.

Additionally, certain of our power generation assets and equipment are at risk for theft and damage. Although theft of equipment is rare, its occurrence can be significantly disruptive to our operations. For example, because we utilize copper wire as an essential component in our electricity generation and transportation infrastructure, we are at risk for copper wire theft, especially at our international projects, due to an increased demand for copper in the United States and internationally. Theft of copper wire or solar panels can cause significant disruption to our operations for a period of months and can lead to operating losses at those locations.

Any such terrorist acts, environmental repercussions or disruptions, natural disasters or theft incidents could result in a significant decrease in revenues or significant reconstruction, remediation or replacement costs, beyond what could be recovered through insurance policies, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

International operations subject us to political and economic uncertainties.

Our initial portfolio consists of solar projects located in the United States and its unincorporated territories, Canada, the United Kingdom and Chile. We intend to rapidly expand and diversify our initial project portfolio by acquiring utility-scale and distributed clean generation assets located in the United States, Canada, Chile and the United Kingdom. As a result, our activities are subject to significant political and economic uncertainties that may adversely affect our operating and financial performance. These uncertainties include, but are not limited to:

•	the risk of a change in renewable power pricing policies, possibly with retroactive effect;

•	measures restricting the ability of our facilities to access the grid to deliver electricity at certain times or at all;

•	the macroeconomic climate and levels of energy consumption in the countries where we have operations;

•	the comparative cost of other sources of energy;

•	changes in taxation policies and/or the regulatory environment in the countries in which we have operations, including reductions to renewable power incentive programs;

•	the imposition of currency controls and foreign exchange rate fluctuations;

•	high rates of inflation;

•	protectionist and other adverse public policies, including local content requirements, import/export tariffs, increased regulations or capital investment requirements;

•	changes to land use regulations and permitting requirements;

•	difficulty in timely identifying, attracting and retaining qualified technical and other personnel;

•	difficulty competing against competitors who may have greater financial resources and/or a more effective or established localized business presence;

•	difficulty in developing any necessary partnerships with local businesses on commercially acceptable terms; and

•	being subject to the jurisdiction of courts other than those of the United States, which courts may be less favorable to us.

These uncertainties, many of which are beyond our control, could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We may expand our international operations into countries where we currently have no presence, which would subject us to risks that may be specific to those new markets.

Since solar energy generation is in its early stages and changing and developing rapidly, we could decide to expand into other international markets. Risks inherent in an expansion of operations into new international markets include the following:

•	inability to work successfully with third parties having local expertise to develop and construct projects and operate plants;

•	restrictions on repatriation of earnings and cash;

•	multiple, conflicting and changing laws and regulations, including those relating to export and import, the power market, tax, the environment, labor and other government requirements, approvals, permits and licenses;

•	difficulties in enforcing agreements in foreign legal systems;

•	changes in general economic and political conditions, including changes in government-regulated rates and incentives relating to solar energy generation;

•	political and economic instability, including wars, acts of terrorism, political unrest, boycotts, sanctions and other business restrictions;

•	difficulties with, and extra-normal costs of, recruiting and retaining local individuals skilled in international business operations;

•	international business practices that may conflict with other customs or legal requirements to which we are subject, including anti-bribery and anti-corruption laws;

•	risk of nationalization or other expropriation of private enterprises and land;

•	financial risks, such as longer sales and payment cycles and greater difficulty collecting accounts receivable;

•	fluctuations in currency exchange rates;

•	high rates of inflation;

•	inability to obtain, maintain or enforce intellectual property rights; and

•	inability to obtain adequate financing on attractive terms and conditions.

Doing business in new international markets, particularly emerging markets such as Chile, will require us to be able to respond to rapid changes in the particular market, legal and political conditions in these countries. While we have gained significant experience from our international operations to date, we may not be able to timely develop and implement policies and strategies that will be effective in each international jurisdiction where we may decide to conduct business.

Changes in foreign withholding taxes could adversely affect our results of operations.

We will conduct a portion of our operations in Canada, the United Kingdom and Chile, and may in the future expand our business into other foreign countries. We are subject to risks that foreign countries may impose additional withholding taxes or otherwise tax our foreign income. Currently, distributions of earnings and other payments, including interest, to us from our foreign projects could constitute ordinary dividend income taxable to the extent of our earnings and profits, which may be subject to withholding taxes imposed by the jurisdiction in which such entities are formed or operating. Any such withholding taxes will reduce the amount of after-tax cash we can receive. If those withholding taxes are increased, the amount of after-tax cash we receive will be further reduced.

We are exposed to foreign currency exchange risks because certain of our solar energy projects are located in foreign countries.

We generate a portion of our revenues and incur a portion of our expenses in currencies other than U.S. dollars. Changes in economic or political conditions in any of the countries in which we operate could result in exchange rate movement, new currency or exchange controls or other restrictions being imposed on our operations or expropriation. Because our financial results are reported in U.S. dollars, if we generate revenue or earnings in other currencies, the translation of those results into United States dollars can result in a significant increase or decrease in the amount of those revenues or earnings. To the extent that we are unable to match revenues received in foreign currencies with costs paid in the same currency, exchange rate fluctuations in any such currency could have an adverse effect on our profitability. Our debt service requirements are primarily in U.S. dollars even though a percentage of our cash flow is generated in other foreign currencies and therefore significant changes in the value of such foreign currencies relative to the U.S. dollar could have a material adverse effect on our financial condition and our ability to meet interest and principal payments on debts denominated in U.S. dollars. In addition to currency translation risks, we incur currency transaction risks whenever we or one of our projects enter into a purchase or sales transaction using a currency other than the local currency of the transacting entity.

Given the volatility of exchange rates, we cannot assure you that we will be able to effectively manage our currency transaction and/or translation risks. It is possible that volatility in currency exchange rates will have a material adverse effect on our financial condition or results of operations. We expect to experience economic losses and gains and negative and positive impacts on earnings as a result of foreign currency exchange rate fluctuations, particularly as a result of changes in the value of the Canadian Dollar, the British Pound and other currencies. We expect that the portion of our revenues denominated in non-U.S. dollar currencies will continue to increase in future periods.

Additionally, although a portion of our revenues and expenses are denominated in foreign currency, we will pay dividends to holders of our Class A common stock in U.S. dollars. The amount of U.S. dollar denominated dividends paid to our holders of our Class A common stock will therefore be exposed to currency exchange rate risk. Although we intend to enter into hedging arrangements to help mitigate some of this exchange rate risk, there can be no assurance that these arrangements will be sufficient. Changes in the foreign exchange rates could have a material adverse effect on our results of operations and may adversely affect the amount of cash dividends paid by us to holders of our Class A common stock.

Our international operations require us to comply with anti-corruption laws and regulations of the United States government and various non-U.S. jurisdictions.

Doing business in multiple countries requires us and our subsidiaries to comply with the laws and regulations of the United States government and various non-U.S. jurisdictions. Our failure to comply with these rules and regulations may expose us to liabilities. These laws and regulations may apply to us, our subsidiaries, individual directors, officers, employees and agents, and those of our Sponsor, and may restrict our operations, trade practices, investment decisions and partnering activities. In particular, our non-U.S. operations are subject to United States and foreign anti-corruption laws and regulations, such as the Foreign Corrupt Practices Act of 1977, or the “FCPA.” The FCPA prohibits United States companies and their officers, directors, employees and agents acting on their behalf from corruptly offering, promising, authorizing or providing anything of value to foreign officials for the purposes of influencing official decisions or obtaining or retaining business or otherwise obtaining favorable treatment. The FCPA also requires companies to make and keep books, records and accounts that accurately and fairly reflect transactions and dispositions of assets and to maintain a system of adequate internal accounting controls. As part of our business, we deal with state-owned business enterprises, the employees and representatives of which may be considered foreign officials for purposes of the FCPA. As a result, business dealings between our or our Sponsor’s employees and any such foreign official could expose our company to the risk of violating anti-corruption laws even if such business practices may be customary or are not otherwise prohibited between our company and a private third party. Violations of these legal requirements are punishable by criminal fines and imprisonment, civil penalties, disgorgement of profits, injunctions, debarment from government contracts as well as other remedial measures. We have established policies and procedures designed to assist us and our personnel in complying with applicable United States and non-U.S. laws and regulations; however, we cannot assure you that these policies and procedures will completely eliminate the risk of a violation of these legal requirements, and any such violation (inadvertent or otherwise) could have a material adverse effect on our business, financial condition and results of operations.

In the future, we may acquire certain assets in which we have limited control over management decisions and our interests in such assets may be subject to transfer or other related restrictions.

We may seek to acquire additional assets in the future in which we own less than a majority of the related interests in the assets. In these investments, we will seek to exert a degree of influence with respect to the management and operation of assets in which we own less than a majority of the interests by negotiating to obtain positions on management committees or to receive certain limited governance rights, such as rights to veto significant actions. However, we may not always succeed in such negotiations, and we may be dependent on our co-venturers to operate such assets. Our co-venturers may not have the level of experience, technical expertise, human resources management and other attributes necessary to operate these assets optimally. In addition, conflicts of interest may arise in the future between us and our stockholders, on the one hand, and our co-venturers, on the other hand, where our co-venturers’ business interests are inconsistent with our interests and those of our stockholders. Further, disagreements or disputes between us and our co-venturers could result in litigation, which could increase our expenses and potentially limit the time and effort our officers and directors are able to devote to our business.

The approval of co-venturers also may be required for us to receive distributions of funds from assets or to sell, pledge, transfer, assign or otherwise convey our interest in such assets, or for us to acquire our Sponsor’s interests in such co-ventures as an initial matter. Alternatively, our co-venturers may have rights of first refusal or rights of first offer in the event of a proposed sale or transfer of our interests in such assets. These restrictions may limit the price or interest level for our interests in such assets, in the event we want to sell such interests.

Certain PPAs signed in connection with our utility-scale business are subject to public utility commission approval, and such approval may not be obtained or may be delayed.

As a solar energy provider in the United States, the PPAs associated with our utility-scale projects are generally subject to approval by the applicable state public utility commission. It cannot be assured that such public utility commission approval will be obtained, and in certain markets, including California and Nevada, the public utility commissions have recently demonstrated a heightened level of scrutiny on solar energy purchase agreements that have come before them for approval. If the required public utility commission approval is not obtained for any particular PPA, the utility counterparty may exercise its right to terminate such PPA, which could materially and adversely affect our business, financial condition, results of operations and cash flows.

We may not be able to replace expiring PPAs with contracts on similar terms. If we are unable to replace an expired distributed generation PPA with an acceptable new contract, we may be required to remove the solar energy assets from the site or, alternatively, we may sell the assets to the site host.

We may not be able to replace an expiring PPA with a contract on equivalent terms and conditions, including at prices that permit operation of the related facility on a profitable basis. If we are unable to replace an expiring PPA with an acceptable new project, the affected site may temporarily or permanently cease operations. In the case of a distributed generation project that ceases operations, the PPA terms generally require that we remove the assets, including fixing or reimbursing the site owner for any damages caused by the assets or the removal of such assets. The cost of removing a significant number of distributed generation projects could be material. Alternatively, we may agree to sell the assets to the site owner, but we can offer no assurances as to the terms and conditions, including price, that we would receive in any sale, and the sale price may not be sufficient to replace the revenue previously generated by the project.

We may not be able to renew our sale-leasebacks on similar terms. If we are unable to renew a sale-leaseback on acceptable terms we may be required to remove the solar energy assets from the project site subject to the sale-leaseback transaction or, alternatively, we may be required to purchase the solar energy assets from the lessor at unfavorable terms.

Provided the lessee is not in default, customary end of lease term provisions for sale-leaseback transactions obligate the lessee to (a) renew the sale-leaseback assets at fair market value, (b) purchase the solar energy assets at fair market value or (c) return the solar energy assets to the lessor. The cost of acquiring or removing a significant number of solar energy assets could be material. Further, we may not be successful in obtaining the additional financing necessary to purchase such solar energy assets from the lessor. Failure to renew our sale-leaseback transactions as they expire may have a material adverse effect on our business, financial condition, results of operations and cash flows.

The accounting treatment for many aspects of our solar energy business is complex and any changes to the accounting interpretations or accounting rules governing our solar energy business could have a material adverse effect on our GAAP reported results of operations and financial results.

The accounting treatment for many aspects of our solar energy business is complex, and our future results could be adversely affected by changes in the accounting treatment applicable to our solar energy business. In particular, any changes to the accounting rules regarding the following matters may require us to change the manner in which we operate and finance our solar energy business:

•	revenue recognition and related timing;

•	intra-company contracts;

•	operation and maintenance contracts;

•	joint venture accounting, including the consolidation of joint venture entities and the inclusion or exclusion of their assets and liabilities on our balance sheet;

•	long-term vendor agreements; and

•	foreign holding company tax treatment.

Negative public or community response to solar energy projects could adversely affect construction of our projects.

Negative public or community response to solar energy projects could adversely affect our ability to construct and operate our projects. Among concerns often cited by local community and other interest groups are objections to the aesthetic effect of plants on rural sites near residential areas, reduction of farmland and the possible displacement or disruption of wildlife. We expect this type of opposition to continue as we complete existing projects and construct future projects. It is possible that we may also face resistance from aboriginal communities in connection with any proposed expansion onto sites that may be subject to land claims. Opposition to our requests for permits or successful challenges or appeals to permits issued to us could lead to legal, public relations and other drawbacks and costs that impede our ability to meet our growth targets, achieve commercial operations for a project on schedule and generate revenues.

The seasonality of our operations may affect our liquidity.

We will need to maintain sufficient financial liquidity to absorb the impact of seasonal variations in energy production or other significant events. Following the completion of this offering, we expect that our principal source of liquidity will be cash generated from our operating activities, the cash retained by us for working capital purposes out of the gross proceeds of this offering and borrowing capacity under our Term Loan and Revolver. Our quarterly results of operations may fluctuate significantly for various reasons, mostly related to economic incentives and weather patterns.

The amount of electricity our solar power generation assets produce is dependent in part on the amount of sunlight, or irradiation, where the assets are located. Because shorter daylight hours in winter months results in less irradiation, the generation of particular assets will vary depending on the season. Additionally, to the extent more of our power generation assets are located in the northern or southern hemisphere, overall generation of our entire asset portfolio could be impacted by seasonality. Further, time-of-day pricing factors vary seasonally which contributes to variability of revenues. We expect our initial portfolio of power generation assets to generate the lowest amount of electricity during the fourth quarter of each year. As a result, we expect our revenue and cash available for distribution to be lower during the fourth quarter. However, we expect aggregate seasonal variability to decrease if geographic diversity of our portfolio between the northern and southern hemisphere increases.

In addition, in Canada, the construction of solar energy systems may be concentrated during the second half of the calendar year, largely due to periodic reductions of the applicable minimum feed-in tariff and the fact that the coldest winter months are January through March, which impacts the amount of construction that occurs. In the United States, customers will sometimes make purchasing decisions towards the end of the year in order to take advantage of tax credits or for other budgetary reasons. If we fail to adequately manage the fluctuations in the timing of our projects, our business, financial condition or results of operations could be materially affected. The seasonality of our energy production may create increased demands on our working capital reserves and borrowing capacity under our Revolver during periods where cash generated from operating activities are lower. In the event that our working capital reserves and borrowing capacity under our Revolver are insufficient to meet our financial requirements, or in the event that the restrictive covenants in our Revolver restrict our access to such facilities, we may require additional equity or debt financing to maintain our solvency. There can be no assurance that additional equity or debt financing will be available when required or available on commercially favorable terms or on terms that are otherwise satisfactory to us, in which event our financial condition may be materially adversely affected.

Changes in tax laws may limit the current benefits of solar energy investment.

We face risks related to potential changes in tax laws that may limit the current benefits of solar energy investment. As discussed below in “Industry—Government Incentives for Solar Energy,” government incentives provide significant support for renewable energy sources such as solar energy, and a decrease in these tax benefits could increase the costs of investment in solar energy. For example, in 2013 the Czech Republic and Spain announced retroactive taxes for solar energy producers. If these types of changes are enacted in other countries as well, the costs of solar energy may increase.

Additionally, we receive grant payments for specified energy property from the U.S. Department of the Treasury in lieu of tax credits pursuant to Section 1603 of the American Recovery and Reinvestment Act of 2009, each, a “Section 1603 Grant.” As a condition to claiming a Section 1063 Grant, we are required to maintain compliance with the terms of the Section 1603 program for a period of five years beginning on the date the eligible solar energy property is placed in service. Failure to maintain compliance with the requirements of Section 1603 could result in recapture of all or a part of the amounts received under a Section 1603 Grant, plus interest. A decrease in tax benefits due to recapture of a Section 1603 Grant could increase the costs of investment in solar energy.

Risks Related to our Relationship with our Sponsor

Our Sponsor will be our controlling stockholder and will exercise substantial influence over TerraForm Power, and we are highly dependent on our Sponsor.

Our Sponsor will beneficially own all of our outstanding Class B common stock upon completion of this offering. Each share of our outstanding Class B common stock will entitle our Sponsor to 10 votes on all matters presented to our stockholders generally. As a result of its ownership of our Class B common stock, our Sponsor will possess approximately 95.2% (or approximately 94.6% if the underwriters exercise in full their option to purchase additional shares of Class A common stock) of the combined voting power of our Class A common stock and Class B common stock even though our Sponsor will own only 66.5% of our Class A common stock, Class B common stock and Class B1 common stock on a combined basis (or approximately 63.6% if the underwriters exercise in full their option to purchase additional shares of Class A common stock. We intend to use any net proceeds we receive as a result of the exercise of the underwriters’ option to purchase additional shares of Class A common stock to purchase Class B Units (and shares of Class B common stock) held by our Sponsor. However, our Sponsor will continue to have a controlling interest in our voting stock and has expressed its intention to maintain a controlling interest in us going forward. As a result of this ownership, our Sponsor will continue to have a substantial influence on our affairs and its voting power will constitute a large percentage of any quorum of our stockholders voting on any matter requiring the approval of our stockholders. Such matters include the election of directors, the adoption of amendments to our amended and restated certificate of incorporation and bylaws and approval of mergers or sale of all or substantially all of our assets. This concentration of ownership may also have the effect of delaying or preventing a change in control of our company or discouraging others from making tender offers for our shares, which could prevent stockholders from receiving a premium for their shares. In addition, our Sponsor, for so long as it and its controlled affiliates possess a majority of the combined voting power, will have the power to appoint all of our directors. Our Sponsor will also have a right to specifically designate up to two additional directors to our board of directors until such time as our Sponsor and its controlled affiliates cease to own shares representing a majority voting power in us. Our Sponsor may cause corporate actions to be taken even if its interests conflict with the interests of our other stockholders (including holders of our Class A common stock). See “Certain Relationships and Related Party Transactions—Procedures for Review, Approval and Ratification of Related-Person Transactions; Conflicts of Interest.”

Furthermore, we will depend on the management and administration services provided by or under the direction of our Sponsor under the Management Services Agreement. Other than personnel designated as dedicated to us, SunEdison personnel and support staff that provide services to us under the Management Services Agreement will not be required to, and we do not expect that they will, have as their primary responsibility the management and administration of our business or act exclusively for us. Under the Management Services Agreement, our Sponsor will have the discretion to determine which of its employees, other than the designated TerraForm Power personnel, will perform assignments required to be provided to us under the Management Services Agreement. Any failure to effectively manage our operations or to implement our strategy could have a material adverse effect on our business, financial condition, results of operations and cash flows. The Management Services Agreement will continue in perpetuity, until terminated in accordance with its terms. The non-compete provisions of the Management Services Agreement will survive termination indefinitely.

The Support Agreement provides us the option to purchase additional solar projects that have Projected FTM CAFD of at least $75.0 million from the completion of this offering through the end of 2015 and $100.0 million during 2016, representing aggregate additional Projected FTM CAFD of $175.0 million. The Support Agreement also provides us a right of first offer with respect to the ROFO Projects. Additionally, we will depend upon our Sponsor for the provision of management and administration services at all of our facilities. Any failure by our Sponsor to perform its requirements under these arrangements or the failure by us to identify and contract with replacement service providers, if required, could adversely affect the operation of our facilities and have a material adverse effect on our business, financial condition, results of operations and cash flows.

We may not be able to consummate future acquisitions from our Sponsor.

Our ability to grow through acquisitions depends, in part, on our Sponsor’s ability to identify and present us with acquisition opportunities. While SunEdison established our company to hold and acquire a diversified suite of power generating assets, there are a number of factors which could materially and adversely impact the extent to which suitable acquisition opportunities are made available from our Sponsor.

In particular, the question of whether a particular asset is suitable is highly subjective and is dependent on a number of factors, including an assessment by our Sponsor relating to our liquidity position at the time, the risk profile of the opportunity and its fit with the balance of our portfolio. If our Sponsor determines that an opportunity is not suitable for us, it may still pursue such opportunity on its own behalf.

In making these determinations, our Sponsor may be influenced by factors that result in a misalignment or conflict of interest. See “Risks Related to our Business—We may not be able to effectively identify or consummate any future acquisitions on favorable terms, or at all. Additionally, even if we consummate acquisitions on terms that we believe are favorable, such acquisitions may in fact result in a decrease in cash available for distribution per Class A common share.”

The departure of some or all of our Sponsor’s employees, particularly executive officers or key employees, could prevent us from achieving our objectives.

Our growth strategy relies on our and our Sponsor’s executive officers and key employees for their strategic guidance and expertise in the selection of projects that we may acquire in the future. Because the solar power industry is relatively new, there is a scarcity of experienced executives and employees in the solar power industry. Our future success will depend on the continued service of these individuals. Our Sponsor has experienced departures of key professionals and personnel in the past and may do so in the future, and we cannot predict the impact that any such departures will have on our ability to achieve our objectives. The departure of a significant number of our Sponsor’s professionals or a material portion of its employees who perform services for us or on our behalf, or the failure to appoint qualified or effective successors in the event of such departures, could have a material adverse effect on our ability to achieve our objectives. The Management Services Agreement will not require our Sponsor to maintain the employment of any of its professionals or, except with respect to the dedicated TerraForm Power personnel, to cause any particular professional to provide services to us or on our behalf and our Sponsor may terminate the employment of any professional.

Our organizational and ownership structure may create significant conflicts of interest that may be resolved in a manner that is not in our best interests or the best interests of holders of our Class A common stock and that may have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our organizational and ownership structure involves a number of relationships that may give rise to certain conflicts of interest between us and holders of our Class A common stock, on the one hand, and our Sponsor, on the other hand. Immediately prior to the completion of this offering, we will enter into the Management Services Agreement with our Sponsor. Our executive officers will be employees of our Sponsor and certain of them will continue to have equity interests in our Sponsor and, accordingly, the benefit to our Sponsor from a transaction between us and our Sponsor will proportionately inure to their benefit as holders of equity interests in our Sponsor. Following the completion of this offering, our Sponsor will be a related party under the applicable securities laws governing related party transactions and may have interests which differ from our interests or those of holders of our Class A common stock, including with respect to the types of acquisitions made, the timing and amount of dividends by TerraForm Power, the reinvestment of returns generated by our operations, the use of leverage when making acquisitions and the appointment of outside advisors and service providers. Any material transaction between us and our Sponsor (including the acquisition of the Call Right Projects and any ROFO Projects) will be subject to our related party transaction policy, which will require prior approval of such transaction by our Corporate Governance and Conflicts Committee, as discussed in “Management—Committees of the Board of Directors—Corporate Governance and Conflicts Committee.” Those of our executive officers who will continue to have economic interests in our Sponsor following the completion of this offering may be conflicted when advising our Corporate Governance and Conflicts Committee or otherwise participating in the negotiation or approval of such transactions. These executive officers have significant project- and industry-specific expertise that could prove beneficial to our Corporate Governance and Conflicts Committee’s decision-making process and the absence of such strategic guidance could have a material adverse effect on the Corporate Governance and Conflicts Committee’s ability to evaluate any such transaction. Furthermore, the creation of our Corporate Governance and Conflicts Committee and our related party transaction approval policy may not insulate us from derivative claims related to related party transactions and the conflicts of interest described in this risk factor. Regardless of the merits of such claims, we may be required to expend significant management time and financial resources in the defense thereof. Additionally, to the extent we fail to appropriately deal with any such conflicts, it could negatively impact our reputation and ability to raise additional funds and the willingness of counterparties to do business with us, all of which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

The holder or holders of our IDRs may elect to cause Terra LLC to issue Class B1 units to it or them in connection with a resetting of target distribution levels related to the IDRs, without the approval of our Corporate Governance and Conflicts Committee or the holders of Terra LLC’s units, us as manager of Terra LLC, or our board of directors (or any committee thereof). This could result in lower distributions to holders of our Class A common stock.

The holder or holders of a majority of the IDRs (initially our Sponsor through a wholly owned subsidiary) have the right, if the Subordination Period (as defined herein) has expired and if we have made cash distributions in excess of the then-applicable Third Target Distribution for each of the prior four consecutive fiscal quarters, to reset the initial target distribution levels at higher levels based on Terra LLC’s cash distribution levels at the time of the exercise of the reset election. The right to reset the target distribution levels may be exercised without the approval of the holders of Terra LLC’s units, us, as manager of Terra LLC, or our board of directors (or any committee thereof). Following a reset election, a baseline distribution amount will be calculated as an amount equal to the average cash distribution per Class A unit, Class B1 unit and Class B unit for the two consecutive fiscal quarters immediately preceding the reset election (such amount is referred to as the “Reset Minimum Quarterly Distribution”), and the target distribution levels will be reset to correspondingly higher levels based on percentage increases above the Reset Minimum Quarterly Distribution.

In connection with the reset election, the holders of the IDRs will receive Terra LLC Class B1 units and shares of our Class B1 common stock. Therefore, the reset of the IDRs will dilute existing stockholders’ ownership. This dilution of ownership may cause dilution of future distributions per share as a higher percentage of distributions per share would go to our Sponsor or a future owner of the IDRs if the IDRs are sold.

We anticipate that our Sponsor would exercise this reset right in order to facilitate acquisitions or internal growth projects that would not be sufficiently accretive to cash distributions without such conversion. However, it is possible that our Sponsor (or another holder) could exercise this reset election at a time when Terra LLC is experiencing declines in aggregate cash distributions or is expected to experience declines in its aggregate cash distributions. In such situations, the holder of the IDRs may desire to be issued Class B1 units rather than retain the right to receive incentive distributions based on the initial target distribution levels. As a result, a reset election may cause TerraForm Power (which will hold all of Terra LLC’s Class A units), and, in turn, holders of our Class A common stock to experience a reduction in the amount of cash distributions that they would have otherwise received had Terra LLC not issued new Class B1 units to the holders of the IDRs in connection with resetting the target distribution levels. See “Certain Relations and Related Party Transactions—Amended and Restated Operating Agreement of Terra LLC—Distributions.”

The IDRs may be transferred to a third party without the consent of holders of Terra LLC’s units, us, as manager of Terra LLC, or our board of directors (or any committee thereof).

Our Sponsor may not sell, transfer, exchange, pledge (other than as collateral under its credit facilities) or otherwise dispose of the IDRs to any third party (other than its controlled affiliates) until after it has satisfied its $175.0 million aggregate Projected FTM CAFD commitment to us in accordance with the Support Agreement. Our Sponsor will pledge the IDRs as collateral under its existing credit agreement concurrently with the consummation of this offering, but the IDRs may not be transferred upon foreclosure until after our sponsor has satisfied its Projected FTM CAFD commitment to us. After that period, our Sponsor may transfer the IDRs to a third party at any time without the consent of the holders of Terra LLC’s units, us, as manager of Terra LLC, or our board of directors (or any committee thereof). However, our Sponsor has granted us a right of first refusal with respect to any proposed sale of IDRs to a third party (other than its controlled affiliates), which we may exercise to purchase the IDRs proposed to be sold on the same terms offered to such third party at any time within 30 days after we receive written notice of the proposed sale and its terms. If our Sponsor transfers the IDRs to a third party, our Sponsor would not have the same incentive to grow our business and increase quarterly distributions to holders of Class A common stock over time. For example, a transfer of IDRs by our Sponsor could reduce the likelihood of our Sponsor accepting offers made by us relating to assets owned by our Sponsor, as it would have less of an economic incentive to grow our business, which in turn would impact our ability to grow our portfolio.

If we incur material tax liabilities, distributions to holders of our Class A common stock may be reduced, without any corresponding reduction in the amount of distributions paid to our Sponsor or other holders of the IDRs, Class B units and Class B1 units.

We are entirely dependent upon distributions we receive from Terra LLC in respect of the Class A units held by us for payment of our expenses and other liabilities. We must make provisions for the payment of our income tax liabilities, if any, before we can use the cash distributions we receive from Terra LLC to make distributions to our Class A common stockholders. If we incur material tax liabilities, our distributions to holders of our Class A common stock may be reduced. However, the cash available to make distributions to the holders of the Class B units and IDRs issued by Terra LLC (all of which will initially be held by our Sponsor), or to the holders of any Class B1 units that may be issued by Terra LLC in connection with an IDR reset or otherwise, will not be reduced by the amount of our tax liabilities. As a result, if we incur material tax liabilities, distributions to holders of our Class A common stock may be reduced, without any corresponding reduction in the amount of distributions paid to our Sponsor or other holders of the IDRs, Class B units and Class B1 units of Terra LLC.

Our ability to terminate the Management Services Agreement early will be limited.

The Management Services Agreement will provide that we may terminate the agreement upon 30 days prior written notice to our Sponsor upon the occurrence of any of the following: (i) our Sponsor defaults in the performance or observance of any material term, condition or covenant contained therein in a manner that results in material harm to us and the default continues unremedied for a period of 30 days after written notice thereof is given to our Sponsor; (ii) our Sponsor engages in any act of fraud, misappropriation of funds or embezzlement that results in material harm to us; (iii) our Sponsor is grossly negligent in the performance of its duties under the agreement and such negligence results in material harm to us; (iv) upon the happening of certain events relating to the bankruptcy or insolvency of our Sponsor; (v) upon the earlier to occur of the five-year anniversary of the date of the agreement and the end of any 12-month period ending on the last day of a calendar quarter during which we generated cash available for distribution in excess of $350 million; (vi) on such date as our Sponsor and its affiliates no longer beneficially hold more than 50% of the voting power of our capital stock; and (v) upon the date that our Sponsor experiences a change in control. Furthermore, if we request an amendment to the scope of services provided by our Sponsor under the Management Services Agreement and we are not able to agree with our Sponsor as to a change to the service fee resulting from a change in the scope of services within 180 days of the request, we will be able to terminate the agreement upon 30 days’ prior notice to our Sponsor.

We will not be able to terminate the agreement for any other reason, and the agreement continues in perpetuity until terminated in accordance with its terms. The Management Services Agreement includes non-compete provisions that will prohibit us from engaging in certain activities competitive with our Sponsor’s power project development and construction business. These non-compete provisions will survive termination indefinitely. If our Sponsor’s performance does not meet the expectations of investors, and we are unable to terminate the Management Services Agreement, the market price of our Class A common stock could suffer.

If our Sponsor terminates the Management Services Agreement or defaults in the performance of its obligations under the agreement we may be unable to contract with a substitute service provider on similar terms, or at all.

We will rely on our Sponsor to provide us with management services under the Management Services Agreement and will not have independent executive, senior management or other personnel. The Management Services Agreement will provide that our Sponsor may terminate the agreement upon 180 days prior written notice of termination to us if we default in the performance or observance of any material term, condition or covenant contained in the agreement in a manner that results in material harm to our Sponsor and the default continues unremedied for a period of 30 days after written notice of the breach is given to us. If our Sponsor terminates the Management Services Agreement or defaults in the performance of its obligations under the agreement, we may be unable to contract with a substitute service provider on similar terms or at all, and the costs of substituting service providers may be substantial. In addition, in light of our Sponsor’s familiarity with our assets, a substitute service provider may not be able to provide the same level of service due to lack of pre-existing synergies. If we cannot locate a service provider that is able to provide us with substantially similar services as our Sponsor does under the Management Services Agreement on similar terms, it would likely have a material adverse effect on our business, financial condition, results of operation and cash flows.

Our Sponsor may offer Unpriced Call Right Projects to third parties or remove Call Right Projects identified in the Support Agreement and we must still agree on a number of additional matters covered by the Support Agreement.

Pursuant to the Support Agreement, our Sponsor will provide us with the right, but not the obligation, to purchase for cash certain solar projects from its project pipeline with aggregate Projected FTM CAFD of at least $175.0 million by the end of 2016. The Support Agreement identifies certain of the Call Right Projects, which we believe will collectively satisfy a majority of the total Projected FTM CAFD commitment. Our Sponsor may, however, remove a project from the Call Right Project list effective upon notice to us, if, in its reasonable discretion, a project is unlikely to be successfully completed. In that case, the Sponsor will be required to replace such project with one or more additional reasonably equivalent projects that have a similar economic profile.

The Support Agreement also provides that our Sponsor is required to offer us additional qualifying Call Right Projects from its pipeline on a quarterly basis until we have acquired Call Right Projects that are projected to generate the specified minimum amount of Projected FTM CAFD for each of the periods covered by the Support Agreement. These additional Call Right Projects must satisfy certain criteria, include being subject to a fully-executed PPA with a counterparty that, in our reasonable discretion, is creditworthy. The price for each Unpriced Call Right Project will be the fair market value. The Support Agreement provides that we will work with our Sponsor to mutually agree on the fair market value and Projected FTM CAFD of each Unpriced Call Right Project within a reasonable time after it is added to the list of identified Call Right Projects. If we are unable to agree on the fair market value or Projected FTM CAFD for a project within 90 calendar days after it is added to the list (or such shorter period as will still allow us to complete the call right exercise process), we or our Sponsor, upon written notice from either party, will engage a third-party advisor to determine the disputed item so that such material economic terms reflect common practice in the relevant market. The other economic terms with respect to our purchase of a Call Right Project will also be determined by mutual agreement or, if we are unable to reach agreement, by a third-party advisor. We may not achieve all of the expected benefits from the Support Agreement if we are unable to mutually agree with our Sponsor with respect to these matters. Until the price for a Call Right Project is agreed or determined, in the event our Sponsor receives a bona fide offer for a Call Right Project from a third party, we have the right to match the price offered by such third party and acquire such Call Right Project on the terms our Sponsor could obtain from the third party. In addition, our effective remedies under the Support Agreement may also be limited in the event that a material dispute with our Sponsor arises under the terms of the Support Agreement.

In addition, our Sponsor has agreed to grant us a right of first offer on any of the ROFO Projects that it determines to sell or otherwise transfer during the six-year period following the completion of this offering. Under the terms of the Support Agreement, our Sponsor will agree to negotiate with us in good faith, for a period of 30 days, to reach an agreement with respect to any proposed sale of a ROFO Project for which we have exercised our right of first offer before it may sell or otherwise transfer such ROFO Project to a third party. However, our Sponsor will not be obligated to sell any of the ROFO Projects and, as a result, we do not know when, if ever, any ROFO Projects will be offered to us. Furthermore, in the event that our Sponsor elects to sell ROFO Projects, our Sponsor will not be required to accept any offer we make and may choose to sell the assets to a third party or not sell the assets at all.

The liability of our Sponsor is limited under our arrangements with it and we have agreed to indemnify our Sponsor against claims that it may face in connection with such arrangements, which may lead it to assume greater risks when making decisions relating to us than it otherwise would if acting solely for its own account.

Under the Management Services Agreement, our Sponsor will not assume any responsibility other than to provide or arrange for the provision of the services described in the Management Services Agreement in good faith. In addition, under the Management Services Agreement, the liability of our Sponsor and its affiliates will be limited to the fullest extent permitted by law to conduct involving bad faith, fraud, willful misconduct or gross negligence or, in the case of a criminal matter, action that was known to have been unlawful. In addition, we will agree to indemnify our Sponsor to the fullest extent permitted by law from and against any claims, liabilities, losses, damages, costs or expenses incurred by an indemnified person or threatened in connection with our operations, investments and activities or in respect of or arising from the Management Services Agreement or the services provided by our Sponsor, except to the extent that the claims, liabilities, losses, damages, costs or expenses are determined to have resulted from the conduct in respect of which such persons have liability as described above. These protections may result in our Sponsor tolerating greater risks when making decisions than otherwise would be the case, including when determining whether to use leverage in connection with acquisitions. The indemnification arrangements to which our Sponsor is a party may also give rise to legal claims for indemnification that are adverse to us or holders of our Class A common stock.

Risks Inherent in an Investment in Us

We may not be able to continue paying comparable or growing cash dividends to holders of our Class A common stock in the future.

The amount of our cash available for distribution principally depends upon the amount of cash we generate from our operations, which will fluctuate from quarter to quarter based on, among other things:

•	the level and timing of capital expenditures we make;

•	the completion of our ongoing construction activities on time and on budget;

•	the level of our operating and general and administrative expenses, including reimbursements to our Sponsor for services provided to us in accordance with the Management Services Agreement;

•	seasonal variations in revenues generated by the business;

•	our debt service requirements and other liabilities;

•	fluctuations in our working capital needs;

•	our ability to borrow funds and access capital markets;

•	restrictions contained in our debt agreements (including our project-level financing and, if applicable, our Revolver); and

•	other business risks affecting our cash levels.

As a result of all these factors, we cannot guarantee that we will have sufficient cash generated from operations to pay a specific level of cash dividends to holders of our Class A common stock. Furthermore, holders of our Class A common stock should be aware that the amount of cash available for distribution depends primarily on our cash flow, and is not solely a function of profitability, which is affected by non-cash items. We may incur other expenses or liabilities during a period that could significantly reduce or eliminate our cash available for distribution and, in turn, impair our ability to pay dividends to holders of our Class A common stock during the period. Because we are a holding company, our ability to pay dividends on our Class A common stock is limited by restrictions on the ability of our subsidiaries to pay dividends or make other distributions to us, including restrictions under the terms of the agreements governing project-level financing. Our project-level financing agreements generally prohibit distributions from the project entities prior to COD and thereafter prohibit distributions to us unless certain specific conditions are met, including the satisfaction of financial ratios. Our Term Loan and Revolver will also restrict our ability to declare and pay dividends if an event of default has occurred and is continuing or if the payment of the dividend would result in an event of default.

Terra LLC’s cash available for distribution will likely fluctuate from quarter to quarter, in some cases significantly, due to seasonality. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors that Significantly Affect our Results of Operations and Business—Seasonality.” As result, we may cause Terra LLC to reduce the amount of cash it distributes to its members in a particular quarter to establish reserves to fund distributions to its members in future periods for which the cash distributions we would otherwise receive from Terra LLC would otherwise be insufficient to fund our quarterly dividend. If we fail to cause Terra LLC to establish sufficient reserves, we may not be able to maintain our quarterly dividend with respect to a quarter adversely affected by seasonality.

Finally, dividends to holders of our Class A common stock will be paid at the discretion of our board of directors. Our board of directors may decrease the level of or entirely discontinue payment of dividends. For a description of additional restrictions and factors that may affect our ability to pay cash dividends, please read “Cash Dividend Policy.”

The assumptions underlying the forecasts and targeted growth rate presented elsewhere in this prospectus are inherently uncertain and subject to significant business, economic, financial, regulatory and competitive risks that could cause our actual cash available for distribution, in the aggregate and/or on a per-share basis, to differ materially from our forecasts.

The forecasts presented elsewhere in this prospectus only include projects that are in our initial portfolio and were prepared using assumptions that our management believes are reasonable. See “Cash Dividend Policy—Assumptions and Considerations.” These include assumptions regarding the future operating costs of our facilities, the dates that projects in our initial portfolio will reach COD, our facilities’ future level of power generation, interest rates, administrative expenses, tax treatment of income, future capital expenditure requirements, budget and the absence of material adverse changes in economic conditions or government regulations. They also include assumptions based on solar resource studies that take into account meteorological conditions and on the availability of our facilities. The forecasts assume that no unexpected risks materialize during the forecast periods. Any one or more than one of these assumptions may prove to be incorrect, in which case our actual results of operations will be different from, and possibly materially worse than, those contemplated by the forecasts. There can be no assurance that the assumptions underlying the forecasts presented elsewhere in this prospectus will prove to be accurate. Actual results for the forecast periods will likely vary from the forecast results and those variations may be material. We make no representation that actual results achieved in the forecast periods will be the same, in whole or in part, as those forecasted herein.

The factors described above may also impact our ability to achieve our targeted compound annual growth rate in CAFD per unit over the three-year period following the completion of this offering. This target assumes that no unexpected risks materialize over the next three years and is based on additional assumptions, including the market value of projects we acquire from third parties, our cost of capital, the ratio of debt to equity with respect to the financing of acquisitions and whether we have the financial resources to acquire Call Right Projects and the timing of such acquisitions. Even if the Projected FTM CAFD commitment is satisfied we may not achieve the targeted growth rate. The price for certain of the Call Right Projects will be determined in the future, and our Sponsor is not obligated to offer us any of the Unpriced Call Right Projects on terms that will allow us to achieve our targeted growth rate. Accordingly, we may not be able to consummate acquisitions with our Sponsor or unaffiliated third parties that enable us to achieve our targeted growth rate.

We are a holding company and our only material asset after completion of this offering will be our interest in Terra LLC, and we are accordingly dependent upon distributions from Terra LLC and its subsidiaries to pay dividends and taxes and other expenses.

TerraForm Power is a holding company and has no material assets other than its ownership of membership interests in Terra LLC, a holding company that will have no material assets other than its interest in Terra Operating LLC, whose sole material assets are the projects that have been or will be contributed to it by SunEdison in the Initial Asset Transfer and the projects that have been or will be acquired through the Acquisitions. None of TerraForm Power, Terra LLC or Terra Operating LLC have any independent means of generating revenue. We intend to cause Terra Operating LLC’s subsidiaries to make distributions to Terra Operating LLC and, in turn, make distributions to Terra LLC, and, Terra LLC, in turn, to make distributions to TerraForm Power in an amount sufficient to cover all applicable taxes payable and dividends, if any, declared by us. To the extent that we need funds to pay a quarterly cash dividend to holders of our Class A common stock or otherwise, and Terra Operating LLC or Terra LLC is restricted from making such distributions under applicable law or regulation or is otherwise unable to provide such funds (including as a result of Terra Operating LLC’s operating subsidiaries being unable to make distributions), it could materially adversely affect our liquidity and financial condition and limit our ability to pay dividends to holders of our Class A common stock.

Market interest rates may have an effect on the value of our Class A common stock.

One of the factors that will influence the price of shares of our Class A common stock will be the effective dividend yield of such shares (i.e., the yield as a percentage of the then market price of our shares) relative to market interest rates. An increase in market interest rates, which are currently at low levels relative to historical rates, may lead prospective purchasers of shares of our Class A common stock to expect a higher dividend yield. If market interest rates increase and we are unable to increase our dividend in response, including due to an increase in borrowing costs, insufficient cash available for distribution or otherwise, investors may seek alternative investments with higher yield, which would result in selling pressure on, and a decrease in the market price of, our Class A common stock. As a result, the price of our Class A common stock may decrease as market interest rates increase.

If you purchase shares of Class A common stock sold in this offering, you will incur immediate and substantial dilution.

If you purchase shares of Class A common stock in this offering, you will incur immediate and substantial dilution in the amount of $16.57 per share, because the assumed initial public offering price of $24.00 per share (which is the midpoint of the price range set forth on the cover of this prospectus) is substantially higher than the as adjusted net tangible book value per share of our outstanding Class A common stock on an as adjusted basis giving effect to the Organizational Transactions. The as adjusted net tangible book value of our Class A common stock is $7.43 per share. For additional information, see “Dilution.”

If we are deemed to be an investment company, we may be required to institute burdensome compliance requirements and our activities may be restricted, which may make it difficult for us to complete strategic acquisitions or effect combinations.

If we are deemed to be an investment company under the Investment Company Act of 1940, or the “Investment Company Act,” our business would be subject to applicable restrictions under the Investment Company Act, which could make it impractical for us to continue our business as contemplated.

We believe our company is not an investment company under Section 3(b)(1) of the Investment Company Act because we are primarily engaged in a non-investment company business, and we intend to conduct our operations so that we will not be deemed an investment company. However, if we were to be deemed an investment company, restrictions imposed by the Investment Company Act, including limitations on our capital structure and our ability to transact with affiliates, could make it impractical for us to continue our business as contemplated.

Market volatility may affect the price of our Class A common stock and the value of your investment.

Following the completion of this offering, the market price for our Class A common stock is likely to be volatile, in part because our shares have not been previously traded publicly. We cannot predict the extent to which a trading market will develop or how liquid that market may become. If you purchase shares of our Class A common stock in this offering, you will pay a price that was not established in the public trading markets. The initial public offering price will be determined by negotiations between the underwriters and us. You may not be able to resell your shares above the initial public offering price and may suffer a loss on your investment. In addition, the market price of our Class A common stock may fluctuate significantly in response to a number of factors, most of which we cannot predict or control, including general market and economic conditions, disruptions, downgrades, credit events and perceived problems in the credit markets; actual or anticipated variations in our quarterly operating results or dividends; changes in our investments or asset composition; write-downs or perceived credit or liquidity issues affecting our assets; market perception of our Sponsor, our business and our assets; our level of indebtedness and/or adverse market reaction to any indebtedness we incur in the future; our ability to raise capital on favorable terms or at all; loss of any major funding source; the termination of the Management Services Agreement or additions or departures of our Sponsor’s key personnel; changes in market valuations of similar power generation companies; and speculation in the press or investment community regarding us or our Sponsor.

In addition, securities markets in general have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. Any broad market fluctuations may adversely affect the trading price of our Class A common stock.

We are a “controlled company,” controlled by our Sponsor, whose interest in our business may be different from ours or yours.

Each share of our Class B common stock will entitle our Sponsor or its controlled affiliates to 10 votes on matters presented to our stockholders generally. Following the completion of this offering, our Sponsor will own all of our Class B common stock, representing 66.5% of our Class A common stock, Class B common stock and Class B1 common stock on a combined basis and representing approximately 95.2% of our combined voting power, based on the assumptions sets forth in “The Offering—Certain Assumptions,” including no exercise by the underwriters of their option to purchase additional shares. Therefore, our Sponsor will control a majority of the vote on all matters submitted to a vote of the stockholders including the election of our directors, for the foreseeable future following this offering even if its ownership of our Class B common stock represents less than 50% of the outstanding Class A common stock, Class B common stock and Class B1 common stock on a combined basis. As a result, we will be considered a “controlled company” for the purposes of the NASDAQ Global Select Market listing requirements. As a “controlled company,” we will be permitted to opt out of the NASDAQ Global Select Market listing requirements that would require (i) a majority of the members of our board of directors to be independent, (ii) that we establish a compensation committee and a nominating and governance committee, each comprised entirely of independent directors, or (iii) an annual performance evaluation of the nominating and governance and compensation committees. We intend to rely on exceptions with respect to having a majority of independent directors, establishing a compensation committee or nominating committee and annual performance evaluations of such committees.

The NASDAQ Global Select Market listing requirements are intended to ensure that directors who meet the independence standard are free of any conflicting interest that could influence their actions as directors. As further described above in “—Risks Related to our Relationship with our Sponsor,” it is possible that the interests of our Sponsor may in some circumstances conflict with our interests and the interests of holders of our Class A common stock. Should our Sponsor’s interests differ from those of other stockholders, the other stockholders may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance rules for publicly-listed companies. Our status as a controlled company could make our Class A common stock less attractive to some investors or otherwise harm our stock price.

Provisions of our charter documents or Delaware law could delay or prevent an acquisition of us, even if the acquisition would be beneficial to holders of our Class A common stock, and could make it more difficult for you to change management.

Provisions of our amended and restated certificate of incorporation and bylaws may discourage, delay or prevent a merger, acquisition or other change in control that holders of our Class A common stock may consider favorable, including transactions in which such stockholders might otherwise receive a premium for their shares. This is because these provisions may prevent or frustrate attempts by stockholders to replace or remove members of our management. These provisions include:

•	a prohibition on stockholder action through written consent once our Sponsor ceases to hold a majority of the combined voting power of our common stock;

•	a requirement that special meetings of stockholders be called upon a resolution approved by a majority of our directors then in office;

•	the right of our Sponsor as the holder of our Class B common stock, to appoint up to two additional directors to our board of directors;

•	advance notice requirements for stockholder proposals and nominations; and

•	the authority of the board of directors to issue preferred stock with such terms as the board of directors may determine.

Section 203 of the Delaware General Corporation Law, or the “DGCL,” prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder, generally a person that together with its affiliates owns or within the last three years has owned 15% of voting stock, for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. As a result of these provisions in our charter documents following the completion of the Organizational Transactions and Delaware law, the price investors may be willing to pay in the future for shares of our Class A common stock may be limited. See “Description of Capital Stock—Antitakeover Effects of Delaware Law and our Certificate of Incorporation and Bylaws.”

Additionally, in order to ensure compliance with Section 203 of the FPA, our amended and restated certificate of incorporation will prohibit any person from acquiring, without prior FERC authorization or the written consent of our board of directors, through this offering or in subsequent purchases other than secondary market transactions (i) an amount of our Class A or Class B1 common stock that, after giving effect to such acquisition, would allow such purchaser together with its affiliates (as understood for purposes of FPA Section 203) to exercise 10% or more of the total voting power of the outstanding shares of our Class A, Class B and Class B1 common stock in the aggregate, or (ii) an amount of our Class A common stock or Class B1 common stock as otherwise determined by our board of directors sufficient to allow such purchaser together with its affiliates to exercise control over our company. Any acquisition of our Class A common stock or Class B1 common stock in violation of this prohibition shall not be effective to transfer record, beneficial, legal or any other ownership of such common stock, and the transferee shall not be entitled to any rights as a stockholder with respect to such common stock (including, without limitation, the right to vote or to receive dividends with respect thereto). While we do not anticipate that this offering will result in the acquisition of 10% or greater voting power or a change of control with respect to us or any of our solar generation project companies, any such acquisition of 10% or greater voting power or change of control could require prior authorization from FERC under Section 203 the FPA. Furthermore, a “holding company” (as defined in PUHCA) and its “affiliates” (as defined in PUHCA) may be subject to restrictions on the acquisition of our Class A common stock or Class B1 common stock in secondary market transactions to which other acquirors are not subject. A purchaser of our securities which is a “holding company” or an “affiliate” or “associate company” of such a “holding company” (as defined in PUHCA) should seek their own legal counsel to determine whether a given purchase of our securities may require prior FERC approval. See “Business—Regulatory Matters.”

You may experience dilution of your ownership interest due to the future issuance of additional shares of our Class A common stock.

We are in a capital intensive business, and may not have sufficient funds to finance the growth of our business, future acquisitions or to support our projected capital expenditures. As a result, we may require additional funds from further equity or debt financings, including tax equity financing transactions or sales of preferred shares or convertible debt to complete future acquisitions, expansions and capital expenditures and pay the general and administrative costs of our business. In the future, we may issue our previously authorized and unissued securities, resulting in the dilution of the ownership interests of purchasers of our Class A common stock offered hereby. Under our amended and restated certificate of incorporation, we will be authorized to issue 850,000,000 shares of Class A common stock, 140,000,000 shares of Class B common stock, 260,000,000 shares of Class B1 common stock and 50,000,000 shares of preferred stock with preferences and rights as determined by our board of directors. The potential issuance of additional shares of common stock or preferred stock or convertible debt may create downward pressure on the trading price of our Class A common stock. We may also issue additional shares of our Class A common stock or other securities that are convertible into or exercisable for our Class A common stock in future public offerings or private placements for capital raising purposes or for other business purposes, potentially at an offering price, conversion price or exercise price that is below the offering price for our Class A common stock in this offering.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business or our market, or if they change their recommendations regarding our Class A common stock adversely, the stock price and trading volume of our Class A common stock could decline.

The trading market for our Class A common stock will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market or our competitors. If any of the analysts who may cover us change their recommendation regarding our Class A common stock adversely, or provide more favorable relative recommendations about our competitors, the price of our Class A common stock would likely decline. If any analyst who may cover us were to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the stock price or trading volume of our Class A common stock to decline.

There is no existing market for our Class A common stock, and we do not know if one will develop with adequate liquidity to sell our Class A common stock at prices equal to or greater than the offering price.

Prior to this offering, there has not been a public market for our Class A common stock. We cannot predict the extent to which investor interest in our company will lead to the development of an active trading market on the NASDAQ Global Select Market or otherwise or how liquid that market might become. If an active trading market does not develop, you may have difficulty selling our Class A common stock that you purchase in this offering. The initial public offering price for our Class A common stock was determined by negotiations between us, SunEdison and the underwriters and may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell our Class A common stock at prices equal to or greater than the price you paid in this offering or at all.

Future sales of our common stock by our Sponsor, Riverstone or the Private Placement Investors may cause the price of our Class A common stock to fall.

The market price of our Class A common stock could decline as a result of sales by our Sponsor, Riverstone or the Private Placement purchasers of such shares (issuable to our Sponsor or Riverstone upon the exchange of some or all of its Class B units or Class B1 units of Terra LLC) in the market, or the perception that these sales could occur. After the completion of this offering, we will have 850,000,000 shares of Class A common stock authorized and 27,724,712 shares of Class A common stock outstanding. The number of outstanding shares includes 20,065,000 shares of Class A common stock that we are selling in this offering, which may be resold immediately in the public market. All of the remaining shares of Class A common stock, or approximately 7,659,712 shares, or 27.6% of our total outstanding shares of Class A common stock, and all of the outstanding shares of our Class B common stock, are restricted from immediate resale under the lock-up agreements entered into between the holders thereof, including our Sponsor, executive officers, directors, Riverstone and the Private Placement purchasers, and the underwriters as described in “Underwriting (Conflicts of Interest).” These shares (including shares of Class A common stock issuable to our Sponsor or Riverstone upon the exchange of some or all of its Terra LLC Class B units or Class B1 units) will become available for sale following the expiration of the lock-up agreements, which, without the prior consent of Goldman, Sachs & Co., Barclays Capital Inc. and Citigroup Global Markets Inc., is 180 days after the date of the closing of this offering, subject to compliance with the applicable requirements of Rule 144 promulgated under the Securities Act.

The market price of our Class A common stock may also decline as a result of our Sponsor disposing or transferring some or all of our outstanding Class B common stock, which disposals or transfers would reduce our Sponsor’s ownership interest in, and voting control over, us. These sales might also make it more difficult for us to sell equity securities at a time and price that we deem appropriate.

Our Sponsor, certain of its affiliates, Riverstone and the Private Placement Investors have certain demand and piggyback registration rights with respect to shares of our Class A common stock issuable upon the exchange of Class B units or Class B1 units of Terra LLC. The presence of additional shares of our Class A common stock trading in the public market, as a result of the exercise of such registration rights may have a material adverse effect on the market price of our securities. See “Certain Relationships and Related Party Transactions—Registration Rights Agreements.”

Our Sponsor has pledged the shares of Class B common stock that it owns to its lenders under its credit facility. If the lenders foreclose on these shares, the market price of our shares of Class A common stock could be materially adversely affected.

Our Sponsor has pledged all of the shares of Class B common stock that it owns to its lenders as security under its credit facility with Wells Fargo Bank, National Association, as administrative agent, Goldman Sachs Bank USA and Deutsche Bank Securities Inc., as joint lead arrangers and joint syndication agents, Goldman Sachs Bank USA, Deutsche Bank Securities Inc., Wells Fargo Securities, LLC and Macquarie Capital (USA) Inc., as joint bookrunners, and the lenders identified in the credit agreement. If SunEdison breaches certain covenants and obligations in its credit facility, an event of default could result and the lenders could exercise their right to accelerate all the debt under the credit facility and foreclose on the pledged shares (and a corresponding number of Class B units). While the pledged shares are subject to the 180-day lock-up restrictions described in “Shares Eligible for Future Sale—Lock-Up Agreements” and the restrictions on transfer described in “Certain Relationships and Related Party Transactions—Amended and Restated Operating Agreement of Terra LLC—Stock Lock-Up,” any future sale of the shares of Class A common stock received upon foreclosure of the pledged securities after the expiration of the lock-up periods could cause the market price of our Class A common stock to decline. In addition, because SunEdison owns a majority of the combined voting power of our common stock, the occurrence of an event of default, foreclosure, and a subsequent sale of all, or substantially all, of the the shares of Class A common stock received upon foreclosure of the pledged securities could result in a change of control, even when such change may not be in the best interest of our stockholders.

We will incur increased costs as a result of being a publicly traded company.

As a public company, we will incur additional legal, accounting and other expenses that have not been reflected in our predecessor’s historical financial statements or our pro forma financial statements. In addition, rules implemented by the SEC and the NASDAQ Global Select Market have imposed various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. These rules and regulations result in our incurring legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified people to serve on our board of directors, our board committees or as executive officers.

Initially, our legal, accounting and other expenses relating to being a publicly traded company will be paid for by our Sponsor under the Management Services Agreement without a fee for 2014, and with the relevant service fees for 2015, 2016 and 2017 capped at $4.0 million, $7.0 million, and $9.0 million, respectively. The Management Services Agreement does not have a fixed term, but may be terminated by us in certain circumstances, including upon the earlier to occur of (i) the five-year anniversary of the date of the agreement and (ii) the end of any 12-month period ending on the last day of a calendar quarter during which we generated cash available for distribution in excess of $350 million. Following the termination of the Management Services Agreement we will be required to pay for these expenses directly.

Our failure to achieve and maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act as a public company could have a material adverse effect on our business and share price.

Prior to completion of this offering, we have not operated as a public company and have not had to independently comply with Section 404(a) of the Sarbanes-Oxley Act. We anticipate being required to meet these standards in the course of preparing our financial statements as of and for the year ended December 31, 2014, and our management will be required to report on the effectiveness of our internal control over financial reporting for such year. Additionally, once we are no longer an emerging growth company, as defined by the JOBS Act, our independent registered public accounting firm will be required pursuant to Section 404(b) of the Sarbanes-Oxley Act to attest to the effectiveness of our internal control over financial reporting on an annual basis. The rules governing the standards that must be met for our management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation.

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles. We are currently in the process of reviewing, documenting and testing our internal control over financial reporting, but we are not currently in compliance with, and we cannot be certain when we will be able to implement the requirements of Section 404(a). We may encounter problems or delays in implementing any changes necessary to make a favorable assessment of our internal control over financial reporting. In addition, we may encounter problems or delays in completing the implementation of any requested improvements and receiving a favorable attestation in connection with the attestation to be provided by our independent registered public accounting firm after we cease to be an emerging growth company. If we cannot favorably assess the effectiveness of our internal control over financial reporting, or if our independent registered public accounting firm is unable to provide an unqualified attestation report on our internal controls after we cease to be an emerging growth company, investors could lose confidence in our financial information and the price of our Class A common stock could decline.

Additionally, the existence of any material weakness or significant deficiency would require management to devote significant time and incur significant expense to remediate any such material weaknesses or significant deficiencies and management may not be able to remediate any such material weaknesses or significant deficiencies in a timely manner. The existence of any material weakness in our internal control over financial reporting could also result in errors in our financial statements that could require us to restate our financial statements, cause us to fail to meet our reporting obligations and cause shareholders to lose confidence in our reported financial information, all of which could materially and adversely affect our business and share price.

We are an “emerging growth company” and have elected in this prospectus, and may elect in future SEC filings, to comply with reduced public company reporting requirements, which could make our Class A common stock less attractive to investors.

We are an “emerging growth company,” as defined by the JOBS Act. For as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various public company reporting requirements. These exemptions include, but are not limited to, (i) not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, (ii) reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements, and (iii) exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. In this prospectus, we have elected to take advantage of certain of the reduced disclosure obligations regarding financial statements and executive compensation. In addition, Section 107(b) of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We are choosing to “opt in” to such extended transition period election under Section 107(b). Therefore we are electing to delay adoption of new or revised accounting standards, and as a result, we may choose to not comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. As a result of such election, our financial statements may not be comparable to the financial statements of other public companies.

We could be an emerging growth company for up to five years after the first sale of our common equity securities pursuant to an effective registration statement under the Securities Act, which such fifth anniversary will occur in 2019. However, if certain events occur prior to the end of such five-year period, including if we become a “large accelerated filer,” our annual gross revenues exceed $1.0 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we would cease to be an emerging growth company prior to the end of such five-year period. We have taken advantage of certain of the reduced disclosure obligations regarding executive compensation in this prospectus and may elect to take advantage of other reduced burdens in future filings. As a result, the information that we provide to holders of our Class A common stock may be different than you might receive from other public reporting companies in which you hold equity interests. We cannot predict if investors will find our Class A common stock less attractive as a result of our reliance on these exemptions. If some investors find our Class A common stock less attractive as a result of any choice we make to reduce disclosure, there may be a less active trading market for our Class A common stock and the price for our Class A common stock may be more volatile.

Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to avail ourselves of this extended transition period for complying with new or revised accounting standards and, therefore, we will not be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

Risks Related to Taxation

In addition to reading the following risk factors, if you are a non-U.S. investor, please read “Material United States Federal Income Tax Consequences to Non-U.S. Holders” for a more complete discussion of the expected material United States federal income tax consequences of owning and disposing of shares of our Class A common stock.

Tax provisions and policies supporting renewable energy could change at any time, and such changes may result in a material increase in our estimated future income tax liability.

Renewable generation assets currently benefit from various federal, state and local tax incentives, including ITCs and a modified accelerated cost-recovery system of depreciation and bonus depreciation. The Code currently provides an ITC of 30% of the cost-basis of an eligible resource, including certain solar energy facilities placed in service prior to the end of 2016, which percentage is currently scheduled to be reduced to 10% for solar energy systems placed in service after December 31, 2016. The U.S. Congress could reduce, replace or eliminate the ITC. In addition, we benefit from an accelerated tax depreciation schedule for our eligible solar energy projects. The U.S. Congress could in the future eliminate or modify such accelerated depreciation. Moreover, the cost-basis of eligible resources and projects acquired from our Sponsor may be reduced if a tax authority were to successfully challenge our transfer prices as not reflecting arms’ length prices, in which case the amount of our expected ITC and depreciation deductions would be reduced. Additionally, we may be required to repay a Section 1603 Grant, with interest, if the U.S. Treasury were to successfully challenge a solar energy property for which such a Section 1603 Grant has been made as not complying with the requirements of Section 1603.

Any reduction in our ITCs or depreciation deductions as a result of a change in law or successful transfer pricing challenge, Section 1603 Grant challenge, or any elimination or modification of the accelerated tax depreciation schedule, may result in a material increase in our estimated future income tax liability and may negatively impact our business, financial condition and results of operations.

Our future tax liability may be greater than expected if we do not generate NOLs sufficient to offset taxable income.

We expect to generate NOLs and NOL carryforwards that we can utilize to offset future taxable income. Based on our current portfolio of assets that we expect will benefit from an accelerated tax depreciation schedule, and subject to tax obligations resulting from potential tax audits, we do not expect to pay significant United States federal income tax in the near term. However, in the event these losses are not generated as expected (including if our accelerated tax depreciation schedule for our eligible solar energy projects is eliminated or adversely modified), are successfully challenged by the United States Internal Revenue Service, or “IRS,” (in a tax audit or otherwise), or are subject to future limitations as a result of an “ownership change” as discussed below, our ability to realize these future tax benefits may be limited. Any such reduction, limitation, or challenge may result in a material increase in our estimated future income tax liability and may negatively impact our business, financial condition and operating results.

Our ability to use NOLs to offset future income may be limited.

Our ability to use NOLs generated in the future could be substantially limited if we were to experience an “ownership change” as defined under Section 382 of the Code. In general, an ownership change occurs if the aggregate stock ownership of certain holders (generally 5% holders, applying certain look-through and aggregation rules) increases by more than 50% over such holders’ lowest percentage ownership over a rolling three-year period. If a corporation undergoes an ownership change, its ability to use its pre-change NOL carryforwards and other pre-change deferred tax attributes to offset its post-change income and taxes may be limited. Future sales of our Class A common stock by SunEdison, as well as future issuances by us, could contribute to a potential ownership change.

A valuation allowance may be required for our deferred tax assets.

Our expected NOLs will be reflected as a deferred tax asset as they are generated until utilized to offset income. Valuation allowances may need to be maintained for deferred tax assets that we estimate are more likely than not to be unrealizable, based on available evidence at the time the estimate is made. Valuation allowances related to deferred tax assets can be affected by changes to tax laws, statutory tax rates and future taxable income levels and based on input from our auditors, tax advisors or regulatory authorities. In the event that we were to determine that we would not be able to realize all or a portion of our net deferred tax assets in the future, we would reduce such amounts through a charge to income tax expense in the period in which that determination was made, which could have a material adverse impact on our financial condition and results of operations and our ability to maintain profitability.

Distributions to holders of our Class A common stock may be taxable as dividends.

If we make distributions from current or accumulated earnings and profits as computed for U.S. federal income tax purposes, such distributions will generally be taxable to holders of our Class A common stock in the current period as ordinary dividend income for U.S. federal income tax purposes, eligible under current law for the lower tax rates applicable to qualified dividend income of non-corporate taxpayers. While we expect that a portion of our distributions to holders of our Class A common stock may exceed our current and accumulated earnings and profits as computed for U.S. federal income tax purposes and therefore constitute a non-taxable return of capital to the extent of a holder’s basis in our Class A common stock, no assurance can be given that this will occur.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of the federal securities laws. All statements other than statements of historical fact included in this prospectus are forward-looking statements. These statements relate to analyses and other information, which are based on forecasts of future results and estimates of amounts not yet determinable. These statements also relate to our future prospects, developments and business strategies. These forward-looking statements are identified by the use of terms and phrases such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “will” and similar terms and phrases, including references to assumptions. However, these words are not the exclusive means of identifying such statements. These statements are contained in many sections of this prospectus, including those entitled “Summary,” “Cash Dividend Policy,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business.” Although we believe that our plans, intentions and expectations reflected in or suggested by such forward-looking statements are reasonable, we cannot assure you that we will achieve those plans, intentions or expectations. All forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those that we expected.

The following factors, among others, could cause our actual results, performance or achievements to differ from those set forth in the forward-looking statements:

•	counterparties to our offtake agreements willingness and ability to fulfill their obligations under such agreements;

•	price fluctuations, termination provisions and buyout provisions related to our offtake agreements;

•	our ability to enter into contracts to sell power on acceptable terms as our offtake agreements expire;

•	delays or unexpected costs during the completion of construction of these projects;

•	our ability to successfully identify, evaluate and consummate acquisitions;

•	government regulation, including compliance with regulatory and permit requirements and changes in market rules, rates, tariffs and environmental laws;

•	operating and financial restrictions placed on us and our subsidiaries related to agreements governing our indebtedness and other agreements of certain of our subsidiaries and project-level subsidiaries generally and in the revolving credit facility and term loan that we will enter into concurrently with the consummation of this offering;

•	our ability to borrow additional funds and access capital markets, as well as our substantial indebtedness and the possibility that we may incur additional indebtedness going forward;

•	our ability to compete against traditional and renewable energy companies;

•	hazards customary to the power production industry and power generation operations such as unusual weather conditions, catastrophic weather-related or other damage to facilities, unscheduled generation outages, maintenance or repairs, interconnection problems or other developments, environmental incidents, or electric transmission constraints and the possibility that we may not have adequate insurance to cover losses as a result of such hazards;

•	our ability to expand into new business segments or new geographies; and

•	our ability to operate our businesses efficiently, manage capital expenditures and costs tightly, manage risks related to international operations and generate earnings and cash flows from our asset-based businesses in relation to our debt and other obligations.

Additional factors that could cause actual results to differ materially from our expectations, or cautionary statements, are disclosed under the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus. All written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements contained in this prospectus under the heading “Risk Factors,” as well as other cautionary statements that are made from time to time in our other SEC filings and public communications. You should evaluate all forward-looking statements made in this prospectus in the context of these risks and uncertainties.

We caution you that the important factors referenced above may not contain all of the factors that are important to you. In addition, we cannot assure you that we will realize the results or developments we expect or anticipate or, even if substantially realized, that they will result in the consequences or affect us or our operations in the way we expect. The forward-looking statements included in this prospectus are made only as of the date hereof. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law.

USE OF PROCEEDS

Assuming no exercise of the underwriters’ option to purchase additional shares of Class A common stock, we expect to receive approximately $445.2 million of net proceeds from the sale of the Class A common stock offered hereby based upon the assumed initial public offering price of $24.00 per share, after deducting underwriting discounts and commissions and the structuring fee but before offering expenses. We will also receive gross proceeds of $65.0 million from the sale of shares of Class A common stock in connection with the Private Placements. If the underwriters exercise in full their option to purchase additional shares of Class A common stock, we estimate that additional net proceeds will be approximately $66.8 million, after deducting underwriting discounts and commissions and a pro rata portion of the structuring fee.

We will use $436.0 million of the net proceeds from this offering and the Private Placements to acquire newly-issued Class A units of Terra LLC directly from Terra LLC, and we will use all remaining net proceeds (including any proceeds received by us upon exercise of the underwriters’ option to purchase additional shares of our Class A common stock) to purchase Class B units (and Class B common stock) from our Sponsor at a price equal to the price per share in this offering, less underwriting discounts and commissions and a pro rata portion of the structuring fee, following which those Class B units (and the related shares of Class B common stock) will be cancelled and Terra LLC will issue to us an equal number of Class A units. These Class A units will collectively represent approximately 22.5% of Terra LLC’s outstanding membership units after this offering (calculated without regard to the IDRs) assuming the underwriters do not exercise their option to purchase additional shares, or approximately 25.5% if the underwriters exercise their option to purchase additional shares. TerraForm Power will not retain any of the net proceeds from this offering or the Private Placements and all such net proceeds in excess of $436.0 million will be paid to our Sponsor, as described above.

The following table illustrates the estimated sources and uses of funds, assuming the Organizational Transactions were completed as of March 31, 2014. Actual amounts may vary from estimated amounts.

Sources of Funds		Uses of Funds

(in millions)
Class A common stock offered hereby (1)	$445.2	Repayment of Bridge Facility	$400.0
Private Placements	65.0	General corporate purposes (4)	194.4
Revolver (2)	—	Acquisitions consideration (5)	86.0
Term Loan	300.0	Purchase of Class B units from Sponsor	74.2
Release of Bridge Facility debt service cash reserve (3)	16.2	Repayment of certain project-level debt	47.0
		Estimated fees and expenses (6)	21.6
		Payment of Bridge Facility interest (3)	3.2

Total sources	$826.4	Total uses	$826.4

(1)	We expect to receive approximately $445.2 million of net proceeds from the sale of the Class A common stock offered hereby based upon the assumed initial public offering price of $24.00 per share, after deducting underwriting discounts and commissions and the structuring fee but before offering expenses.
(2)	Concurrently with the completion of this offering, Terra Operating LLC plans to enter into the Revolver, which will provide for a revolving line of credit of $140.0 million. The closing of the Revolver will be conditioned upon completion of this offering, the implementation of our Organizational Transactions and other customary closing conditions. We do not expect to have any outstanding borrowings under the Revolver upon completion of this offering. See “Description of Certain Indebtedness—Term Loan and Revolving Credit Facility.”
(3)	We are required under the Bridge Facility to maintain $16.2 million in cash to fund future interest payments. Terra LLC will use net proceeds, together with borrowings under the Term Loan, to repay all outstanding indebtedness (including accrued interest) under the Bridge Facility.

(4)	May include future acquisitions of solar assets from SunEdison pursuant to the Support Agreement or from unaffiliated third parties. As of the date of this prospectus, we have not identified any specific potential future acquisitions other than under the Support Agreement discussed elsewhere in this prospectus.
(5)	Terra LLC will use approximately $86.0 million of net proceeds to pay for the acquisition and related milestone payments of certain projects included in our initial portfolio from our Sponsor.
(6)	Includes fees and expenses related to entering into the Term Loan and Revolver as well as other expenses related to the Organizational Transactions and this offering not deducted from the proceeds of this offering when computing net proceeds.

The Bridge Facility will have outstanding indebtedness of approximately $400.0 million as of the completion of this offering but prior to its repayment. Indebtedness under the Bridge Facility bears interest at 7.0% and matures on the earlier of August 28, 2015 and the date all loans under the Bridge Facility become due and payable in full thereunder, whether by acceleration or otherwise. The approximately $9.0 million of project-level indebtedness of the U.S. Projects 2009-2013 to be repaid with a portion of the net proceeds of this offering bears interest at interest rates between 5.25-7.50% and matures at various times between 2016 and 2031. The approximately $38.0 million of project-level indebtedness of the Stonehenge Operating projects to be repaid with a portion of the net proceeds of this offering bears interest at interest rates between 3.75-4.51%, and matures in 2028.

Goldman, Sachs & Co. and/or its affiliates acted as arranger of, and is the administrative agent and one of the lenders under, our Bridge Facility. The remaining lenders are affiliates of Barclays Capital Inc., Citigroup Global Markets Inc., JPMorgan Chase Bank, N.A. and Santander Investment Securities Inc. Because affiliates of Goldman, Sachs & Co., Barclays Capital Inc., Citigroup Global Markets Inc., J.P. Morgan Securities LLC and Santander Investment Securities Inc. will receive more than 5% of the net proceeds of this offering due to the repayment of amounts outstanding under our Bridge Facility, Goldman, Sachs & Co., Barclays Capital Inc., Citigroup Global Markets Inc., J.P. Morgan Securities LLC and Santander Investment Securities Inc. are deemed to have a conflict of interest under FINRA Rule 5121. Accordingly, this offering is being made in compliance with the requirements of FINRA Rule 5121. See “Underwriting (Conflicts of Interest).”

If the initial public offering price in this offering exceeds $24.00 per share, we will make certain adjustments in our capital structure, as follows: (1) the number of shares of Class A Common Stock being issued by us in the Private Placements will decrease, such that the gross proceeds therefrom remain equal to $65.0 million; (2) the number of Class A units being purchased by us directly from Terra LLC will decrease such that the net proceeds received by Terra LLC from that purchase remains $436.0 million; (3) the number of Class B units and Class B1 units (and a corresponding number of shares of Class B common stock and Class B1 common stock) being issued to Silver Ridge on account of our acquisition of the Mt. Signal project will decrease such that the aggregate value of such securities based on the initial public offering price remains equal to $292.0 million; and (4) the number of Class B units (and corresponding shares of Class B common stock) being allocated to our Sponsor and the number of shares of Class A common stock being allocated to certain of our existing stockholders (including our President and Chief Executive Officer) in the Organizational Transactions on account of their existing ownership interest in Terra LLC will be correspondingly increased on a pro rata basis such that the aggregate number of shares of our common stock and the aggregate number of Terra LLC’s membership units outstanding following the completion of this offering will remain the same. As a result, if the price per share in this offering exceeds $24.00, the midpoint of the range listed on the cover of this prospectus, then upon completion of this offering, as compared to the ownership percentages specified in the ownership structure chart in “Prospectus Summary—Organizational Transactions,” (i) our Sponsor and our existing stockholders (including our President and Chief Executive Officer) will own a higher percentage interest in our business, (ii) the Private Placement Investors and Riverstone will own a lower percentage interest in our business and (iii) our public stockholders will own the same percentage interest in our business.

Our Sponsor will not receive any of the net proceeds or other consideration in connection with this offering, other than: (i) the net proceeds used by us to purchase Class B units (and share of Class B common stock) from our Sponsor, including in the event the underwriters’ exercise their option to purchase additional shares; (ii) the Class B common stock, Class B units of Terra LLC and the IDRs issued to it in the Offering Transactions; and (iii) any proceeds it receives from our acquisition of certain projects at the completion of this offering (as described in ‘‘Summary—Organizational Transactions—Offering Transactions’’). The Class B common stock will not entitle our Sponsor to any economic interest in TerraForm Power and the Class B units will entitle our Sponsor, subject to certain limitations on distributions to holders of Class B units during the Subordination Period and the Distribution Forbearance Period, to a 66.5% economic interest in Terra LLC, based upon the assumed initial public offering price of $24.00 per share.

CAPITALIZATION

The following table sets forth our predecessor’s cash and cash equivalents, restricted cash and consolidated capitalization as of March 31, 2014 on: (i) an historical basis; (ii) an as adjusted basis to give effect to the Acquisitions (including the additional borrowings under the Bridge Facility incurred to finance the Acquisitions); (iii) an as adjusted basis to give effect to the Formation Transactions; and (iv) an as further adjusted basis to give effect to the Offering Transactions, including this offering, and the application of the net proceeds of this offering in the manner set forth under the heading “Use of Proceeds,” based on an assumed initial public offering price of $24.00 per share. If the initial public offering price exceeds $24.00 per share, we will make certain adjustments to our capital structure as further described in “Use of Proceeds.”

You should read the following table in conjunction with the sections entitled “Use of Proceeds,” “Selected Historical Combined Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Description of Certain Indebtedness” and our combined consolidated financial statements and related notes thereto included elsewhere in this prospectus.

	March 31, 2014
(in thousands except share data)	Actual	As Adjusted for Acquisitions	As Adjusted for Formation Transactions	As Further Adjusted for Offering Transactions
	(unaudited)
Cash and restricted cash(1)	$276,636	$183,576	$180,426	$450,981

Long-term debt (including current portion):
Revolver(2)	$—	$—	$—	$—
Bridge Facility(3)(4)	250,000	400,000	400,000	—
Term Loan(4)	—	—	—	300,000
Project-level debt(5)	546,001	935,178	935,178	888,178

Total long-term debt (including current portion)	$796,001	$1,335,178	$1,335,178	$1,188,178
Equity:
Net parent investment(6)	$37,483	$198,483	$198,483	$—
Class A common stock, par value $0.01 per share, 850,000,000 shares authorized, no shares issued and outstanding, actual; 27,724,712 shares issued and outstanding, as adjusted(7)	—	—	—	277
Class B common stock, par value $0.01 per share, 140,000,000 shares authorized, no shares issued and outstanding, actual; 67,210,944 shares issued and outstanding, as adjusted(7)	—	—	—	672
Class B1 common stock, par value $0.01 per share, 260,000,000 shares authorized, no shares issued and outstanding, actual; 6,083,333 shares issued and outstanding, as adjusted	—	—	—	61
Preferred stock, par value $0.01 per share, no shares authorized, issued and outstanding, actual; 50,000,000 authorized and no shares issued and outstanding, as adjusted	—	—	—	—
Additional paid-in-capital	—	—	—	210,657
Non-controlling interest	12,962	255,569	255,569	669,140

Total equity	$50,445	$454,052	$454,052	$880,807

Total capitalization	$1,123,082	$1,972,806	$1,969,656	$2,519,966

(1)	Amount includes non-current restricted cash of $6.6 million (actual) and $14.2 million (as adjusted for acquisitions).

(2)	Concurrently with the completion of this offering, Terra Operating LLC plans to enter into the Revolver, which will provide for a revolving line of credit of $140.0 million. The closing of the Revolver will be conditioned upon completion of this offering, the implementation of our Organizational Transactions and other customary closing conditions.
(3)	We entered into the Bridge Facility on March 28, 2014, which provides for borrowings of $250.0 million, and increased the size of the loans available thereunder to $400.0 million on May 15, 2014. Borrowings under the Bridge Facility were used to finance the Acquisitions prior to the completion of this offering.
(4)	Any borrowings that remain outstanding under the Bridge Facility after the completion of this offering will be refinanced under the Term Loan.
(5)	See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Sources of Liquidity—Project-Level Financing Arrangements.”
(6)	The increase in net parent investment reflects our Sponsor’s interest in the predecessor and Mt. Signal. This interest will be reclassified to non-controlling interest at the closing of this offering and the other Organizational Transactions.
(7)	These share numbers do not give effect to the exercise of the underwriters’ option to purchase additional shares of our Class A common stock. We intend to use any net proceeds we receive as a result of any such exercise to purchase Class B units (and shares of Class B common stock) held by our Sponsor at a price equal to the initial public offering price less the underwriting discounts and commissions and a pro rata portion of the structuring fee. In that event, the number of shares of Class B common stock will be reduced and the number of shares of Class A common stock will be increased by a corresponding amount.

DILUTION

Dilution is the amount by which the offering price paid by the purchasers of our Class A common stock sold in this offering will exceed the as adjusted net tangible book value per share of our Class A common stock after the offering. Net tangible book value per share of our Class A common stock as of a particular date represents the amount of our total tangible assets less our total liabilities divided by the number of shares of Class A common stock outstanding as of such date. As of March 31, 2014, after giving effect to the Formation Transactions, our net tangible book value would have been approximately $169.0 million, or $2.12 per share of Class A common stock, assuming that our Sponsor and Riverstone exchanged all of their Terra LLC Class B units and Class B1 units, as applicable, for newly-issued shares of our Class A common stock on a one-for-one basis. Purchasers of our Class A common stock in this offering will experience substantial and immediate dilution in net tangible book value per share of our Class A common stock for financial accounting purposes, as illustrated in the following table.

Assumed initial public offering price per share		$24.00
Net tangible book value per share as of March 31, 2014 after giving effect to the Formation Transactions	$2.12
Increase in as adjusted net tangible book value per share attributable to purchasers in this offering and the Private Placements	5.31

Net tangible book value per share after giving effect to the Organizational Transactions, including this offering and the Private Placements and the use of proceeds therefrom		7.43

Immediate dilution in net tangible book value per share to purchasers in this offering and the Private Placements		$16.57

Because our Sponsor and Riverstone do not currently own any Class A common stock, we have presented dilution in net tangible book value per share of Class A common stock to investors in this offering assuming that our Sponsor and Riverstone exchanged their Terra LLC Class B units and Class B1 units, as applicable, for newly-issued shares of our Class A common stock on a one-for-one basis in order to more meaningfully present the dilutive impact on the purchasers in this offering.

If the underwriters exercise their option to purchase additional shares of our Class A common stock in full, the net tangible book value per share after giving effect to the offering would be $7.45 per share due to the decrease in Class B common stock owned by Sponsor and the equivalent increase in Class A common stock purchased by the underwriters. This represents an increase in net tangible book value of $5.31 per share to our existing stockholders and dilution in net tangible book value of $16.57 per share to purchasers in this offering.

The following table sets forth, as of March 31, 2014, the differences among the number of shares of Class A common stock purchased, the total consideration paid or exchanged and the average price per share paid by (i) our Sponsor and the management stockholders, (ii) Riverstone and the purchasers in the Private Placements and (iii) purchasers of our Class A common stock in this offering, based on our assumed initial public offering price of $24.00 per share and assuming that our Sponsor and Riverstone exchanged all of their Terra LLC Class B units or Class B1 units, as applicable, for shares of our Class A common stock on a one-for-one basis and no exercise of the underwriters’ option to purchase additional shares of Class A common stock.

	Shares of Class A Common Stock		Total Consideration		Average Price
	Number	Percent	Amount	Percent	Per Share

Our Sponsor and management stockholders(1)	71,264,871	70.5%	$198,483	21.7%	$2.79
Riverstone and the Private Placement purchasers and affiliates	9,689,118	9.6%	$232,539	25.5%	$24.00
Purchasers in the offering	20,065,000	19.9%	$481,560	52.8%	$24.00

(1)	The assets contributed by our Sponsor in the Initial Asset Transfers will be recorded at historical cost. The book value of the consideration to be provided by our Sponsor in the Initial Asset Transfers as of March 31, 2014 was approximately $198.5 million.

CASH DIVIDEND POLICY

You should read the following discussion of our cash dividend policy in conjunction with “—Assumptions and Considerations” below, which includes the factors and assumptions upon which we base our cash dividend policy. In addition, you should read “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors” for information regarding statements that do not relate strictly to historical or current facts and certain risks inherent in our business.

This forecast of future operating results and cash available for distribution in future periods is based on the assumptions described below and other assumptions believed by us to be reasonable as of the date of this prospectus. However, we cannot assure you that any or all of these assumptions will be realized. These forward-looking statements are based upon estimates and assumptions about circumstances and events that have not yet occurred and are subject to all of the uncertainties inherent in making projections. This forecast should not be relied upon as fact or as an accurate representation of future results. Future results will be different from this forecast and the differences may be materially less favorable.

For additional information regarding our historical combined consolidated results of operations, you should refer to our audited historical combined consolidated financial statements as of and for the years ended December 31, 2012 and 2013 and unaudited historical combined consolidated financial statements as of and for the three months ended March 31, 2013 and 2014 included elsewhere in this prospectus.

General

We intend to pay regular quarterly cash dividends to holders of our Class A common stock. Our quarterly dividend will initially be set at $0.2257 per share of our Class A common stock, or $0.9028 per share on an annualized basis, and the amount may be changed in the future without advance notice. We established our initial quarterly dividend level based upon a targeted payout ratio by Terra LLC of approximately 85% of projected annual cash available for distribution. We expect to pay a quarterly dividend on or about the 75th day following the expiration of each fiscal quarter to holders of our Class A common stock of record on or about the 60th day following the last day of such fiscal quarter. With respect to our first dividend payable on December 15, 2014 to holders of record on December 1, 2014, assuming a completion date of July 23, 2014, we intend to pay a pro-rated initial dividend of $0.1717 per share.

We intend to cause Terra LLC to distribute approximately 85% of its CAFD to its members, including to us as the sole holder of the Class A units, to our Sponsor as the sole holder of the Class B units and to Riverstone as the holder of Class B1 units, pro rata based on the number of units held, and, if applicable, to the holders of the IDRs (all of which will initially be held by our Sponsor). However, during the Subordination Period described below, the Class B units held by our Sponsor are deemed “subordinated” because for a three-year period, the Class B units will not be entitled to receive any distributions from Terra LLC until the Class A units and Class B1 units have received quarterly distributions in an amount equal to $0.2257 per unit, or the “Minimum Quarterly Distribution,” plus any arrearages in the payment of the Minimum Quarterly Distribution from prior quarters. The practical effect of the subordination of the Class B units is to increase the likelihood that during the Subordination Period there will be sufficient CAFD to pay the Minimum Quarterly Distribution on the Class A units (and Class B1 units, if any).

Our Sponsor has further agreed to forego any distributions on its Class B units declared prior to March 31, 2015, and thereafter has agreed to a reduction of distributions on its Class B units until the expiration of the Distribution Forbearance Period. The amount of the distribution reduction during the

Distribution Forbearance Period is based on the percentage of the As Delivered CAFD compared to the expected CAFD attributable to the Contributed Construction Projects. The practical effect of this forbearance is to ensure that the Class A units will not be affected by delays in completion of the Contributed Construction Projects. All of the projects in our initial portfolio have already reached COD or are expected to reach COD prior to the end of 2014, including the Contributed Construction Projects. For a description of the IDRs, the Subordination Period and the Distribution Forbearance Period, including the definitions of Subordination Period, As Delivered CAFD, Distribution Forbearance Period and CAFD Forbearance Threshold see “Certain Relationships and Related Party Transactions—Amended and Restated Operating Agreement of Terra LLC—Distributions.”

Rationale for our Dividend

We have established our initial quarterly dividend level after considering the amount of cash we expect to receive from Terra LLC as a result of our membership interest in Terra LLC after this offering. In accordance with its operating agreement and our capacity as the sole managing member, we intend to cause Terra LLC to make regular quarterly cash distributions to its members in an amount equal to cash available for distribution generated during a particular quarter, less reserves for working capital needs and the prudent conduct of our business, and to use the amount distributed to us to pay regular quarterly dividends to holders of our Class A common stock.

Our cash available for distribution is likely to fluctuate from quarter to quarter, in some cases significantly, as a result of the seasonality of our assets, and maintenance and outage schedules, among other factors. Accordingly, during quarters in which Terra LLC generates cash available for distribution in excess of the amount necessary to distribute to us to pay our stated quarterly dividend, we may cause it to reserve a portion of the excess to fund its cash distribution in future quarters. In quarters in which we do not generate sufficient cash available for distribution to fund our stated quarterly cash dividend, if our board of directors so determines, we may use sources of cash not included in our calculation of cash available for distribution, such as net cash provided by financing activities, receipts from network upgrade reimbursements from certain United States utility projects, all or any portion of the cash on hand or, if applicable, borrowings under our Revolver, to pay dividends to holders of our Class A common stock. Although these other sources of cash may be substantial and available to fund a dividend payment in a particular period, we exclude these items from our calculation of cash available for distribution because we consider them non-recurring or otherwise not representative of the operating cash flows we typically expect to generate.

Estimate of Future Cash Available for Distribution

We primarily considered forecasted cash available for distribution in assessing the amount of cash that we expect our assets will be able to generate for the purposes of our initial dividend. Accordingly, we believe that an understanding of cash available for distribution is useful to investors in evaluating our ability to pay dividends pursuant to our stated cash dividend policy. In general, we expect that “cash available for distribution” each quarter will equal net cash provided by (used in) operating activities of Terra LLC, calculated pursuant to GAAP,

•	plus or minus changes in assets and liabilities as reflected on our statements of cash flows,

•	minus deposits into (or plus withdrawals from) restricted cash accounts required by project financing arrangements to the extent they decrease (or increase) cash provided by operating activities,

•	minus cash distributions paid to non-controlling interests in our projects, if any,

•	minus scheduled project-level and other debt service and payments and repayments in accordance with the related loan amortization schedules, to the extent they are paid from operating cash flows during a period,

•	minus non-expansionary capital expenditures, if any, to the extent they are paid from operating cash flows during a period,

•	plus operating costs and expenses paid by our Sponsor pursuant to the Management Services Agreement to the extent such costs or expenses exceed the fee payable by us pursuant to such agreement but otherwise reduce our net cash provided by operating activities,

•	plus cash contributions from our Sponsor pursuant to the Interest Payment Agreement, and

•	plus or minus operating items as necessary to present the cash flows we deem representative of our core business operations, with the approval of our audit committee.

Limitations on Cash Dividends and our Ability to Change our Cash Dividend Policy

There is no guarantee that we will pay quarterly cash dividends to holders of our Class A common stock. We do not have a legal obligation to pay our initial quarterly dividend or any other dividend. Our cash dividend policy may be changed at any time and is subject to certain restrictions and uncertainties, including the following:

•	As the sole managing member of Terra LLC, we and, accordingly, our board of directors will have the authority to establish, or cause Terra LLC to establish, cash reserves for working capital needs and the prudent conduct of our business, and the establishment of or increase in those reserves could result in a reduction in cash dividends from levels we currently anticipate pursuant to our stated cash dividend policy. These reserves may account for the fact that our project-level cash flows may vary from year to year based on, among other things, changes in prices under offtake agreements for energy and renewable energy credits and other environmental attributes, other project contracts, changes in regulated transmission rates, compliance with the terms of non-recourse project-level financing, including debt repayment schedules, the transition to market or recontracted pricing following the expiration of offtake agreements, domestic and international tax laws and tax rates, working capital requirements and the operating performance of the assets. Furthermore, our board of directors may increase, or cause Terra LLC to increase reserves to account for the seasonality that has historically existed in our assets’ cash flows and the variances in the pattern and frequency of distributions to us from our assets during the year.

•	Prior to Terra LLC making any cash distributions to its members, Terra LLC will reimburse our Sponsor and its affiliates for certain governmental charges they incur on our behalf pursuant to the Management Services Agreement. Terra LLC’s operating agreement will not limit the amount of governmental charges for which our Sponsor and its affiliates may be reimbursed. The Management Services Agreement will provide that our Sponsor will determine in good faith the governmental charges that are allocable to us. Accordingly, the reimbursement of governmental charges and payment of fees, if any, to our Sponsor and its affiliates will reduce the amount of our cash available for distribution.

•	Section 170 of the DGCL allows our board of directors to declare and pay dividends on the shares of our Class A common stock either:

•	out of its surplus, as defined in and computed in accordance with the DGCL; or

•	in case there shall be no such surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year.

•	We may lack sufficient cash to pay dividends to holders of our Class A common stock due to cash flow shortfalls attributable to a number of operational, commercial or other factors, including low availability, as well as increases in our operating and/or general and administrative expenses, principal and interest payments on our outstanding debt, income tax expenses, working capital requirements or anticipated cash needs at our project-level subsidiaries.

•	Terra LLC’s cash distributions to us and, as a result, our ability to pay or grow our dividends is dependent upon the performance of our subsidiaries and their ability to distribute cash to us. The ability of our project-level subsidiaries to make cash distributions to Terra LLC may be restricted by, among other things, the provisions of existing and future indebtedness, applicable state corporation laws and other laws and regulations.

Our Ability to Grow our Business and Dividend

We intend to grow our business primarily through the acquisition of contracted clean power generation assets, which, we believe, will facilitate the growth of our cash available for distribution and enable us to increase our dividend per share over time. However, the determination of the amount of cash dividends to be paid to holders of our Class A common stock will be made by our board of directors and will depend upon our financial condition, results of operations, cash flow, long-term prospects and any other matters that our board of directors deems relevant.

We expect that we will rely primarily upon external financing sources, including commercial bank borrowings and issuances of debt and equity securities, to fund any future growth capital expenditures. To the extent we are unable to finance growth externally, our cash dividend policy could significantly impair our ability to grow because we do not currently intend to reserve a substantial amount of cash generated from operations to fund growth opportunities. If external financing is not available to us on acceptable terms, our board of directors may decide to finance acquisitions with cash from operations, which would reduce or even eliminate our cash available for distribution and, in turn, impair our ability to pay dividends to holders of our Class A common stock. To the extent we issue additional shares of capital stock to fund growth capital expenditures, the payment of dividends on those additional shares may increase the risk that we will be unable to maintain or increase our per share dividend level. There are no limitations in our bylaws or certificate of incorporation (other than a specified number of authorized shares), and there will not be any limitations under our Revolver, on our ability to issue additional shares of capital stock, including preferred stock that would have priority over our Class A common stock with respect to the payment of dividends. Additionally, the incurrence of additional commercial bank borrowings or other debt to finance our growth would result in increased interest expense, which in turn may impact our cash available for distribution and, in turn, our ability to pay dividends to holders of our Class A common stock.

Minimum Quarterly Distribution

Upon completion of this offering, the amended and restated operating agreement of Terra LLC will provide that, during the Subordination Period, the holders of Class A units (and Class B1 units, if any), will have the right to receive the “Minimum Quarterly Distribution” of $0.2257 per unit for each whole quarter, or $0.9028 per unit on an annualized basis, before any distributions are made to the holders of Class B units. The payment of the full Minimum Quarterly Distribution on all of the Class A units, Class B1 units and Class B units to be outstanding after completion of this offering would require Terra LLC to have CAFD of approximately $22.8 million per quarter, or $91.2 million per year (assuming an 85% payout ratio). Terra LLC’s ability to make cash distributions at the Minimum Quarterly Distribution rate will be subject to the factors described above under “—Limitations on Cash Dividends.” The table below sets forth the amount of Class A units, Class B units and Class B1 units that will be outstanding immediately after this offering and the CAFD needed to pay the aggregate Minimum Quarterly Distribution on all of such units for a single fiscal quarter and a four-quarter period (assuming no exercise and full exercise of the underwriters’ option to purchase additional shares of Class A common stock):

	No exercise of option to purchase additional Class A common stock			Full exercise of option to purchase additional Class A common stock
	Aggregate minimum quarterly distributions			Aggregate minimum quarterly distributions
	Number of Units	One Quarter	Four Quarters	Number of Units	One Quarter	Four Quarters
Class A units	27,724,712	$6,257,467	$25,029,870	30,734,462	$6,936,768	$27,747,072
Class B units	67,210,944	15,169,510	60,678,040	64,201,194	14,490,210	57,960,838
Class B1 units	6,083,333	1,373,008	5,492,033	6,083,333	1,373,008	5,492,033

Total	101,018,990	$22,799,986	$91,199,944	101,018,990	$22,799,986	$91,199,944

We intend to use any net proceeds we receive as a result of the exercise of the underwriters’ option to purchase additional shares of Class A common stock to purchase Class B units (and Class B common stock) held by our Sponsor at a price equal to the initial public offering price less the underwriting discounts and commissions and a pro rata portion of the structuring fee, and immediately cancel such Class B units (and shares of Class B common stock) contemporaneously with Terra LLC issuing Class A units to us. When we purchase a Class B unit (and share of Class B stock) from our Sponsor and contemporaneously receive a Class A unit, the aggregate minimum quarterly distribution with respect to the Class A units and Class B units will increase or decrease, respectively, by $0.2257 per quarter and by $0.9028 per four quarters.

Subordination of Class B Units

During the Subordination Period, holders of the Class B units are not entitled to receive any distribution until the Class A units and Class B1 units (if any) have received the Minimum Quarterly Distribution for the current quarter plus any arrearages in the payment of the Minimum Quarterly Distribution from prior quarters. The Class B units will not accrue arrearages.

To the extent Terra LLC does not pay the Minimum Quarterly Distribution on the Class A units and Class B1 units, holders of such units will not be entitled to receive such payments in the future except during the Subordination Period. To the extent Terra LLC has CAFD in any future quarter during the Subordination Period in excess of the amount necessary to pay the Minimum Quarterly Distribution to holders of its Class A units and Class B1 units, Terra LLC will use this excess cash to pay any distribution arrearages on Class A units and Class B1 units related to prior quarters ending during the Subordination Period before any cash distribution is made to holders of Class B units. After the Subordination Period ends, Class A units and Class B1 units will not accrue arrearages. Please read “Certain Relationships and Related Party Transactions—Amended and Restated Operating Agreement of Terra LLC—Distributions—Subordination Period.”

Distribution Forbearance Period

Our Sponsor has further agreed to forego any distributions on its Class B units with respect to the third or fourth quarter of 2014 (i.e., distributions declared on or prior to March 31, 2015), and thereafter has agreed to a reduction of distributions on its Class B units until the expiration of the Distribution Forbearance Period. The amount of the distribution reduction during the Distribution Forbearance Period is based on the percentage of the As Delivered CAFD compared to the expected CAFD from such Contributed Construction Projects attributable to the Contributed Construction Projects (and substitute projects contributed by our Sponsor). See “Certain Relationships and Related Party Transactions—Amended and Restated Operating Agreement of Terra LLC—Distributions.”

Unaudited Pro Forma Cash Available for Distribution for the Year Ended December 31, 2013 and the Three Months Ended March 31, 2014

If we had completed the Organizational Transactions on January 1, 2013, our unaudited cash available for distribution for the year ended December 31, 2013 and the three months ended March 31, 2014 would have been approximately $23.0 million and $9.1 million, of which $5.4 million and $2.1 million, respectively, would have been distributed by Terra LLC to TerraForm Power as the holder of Class A units of Terra LLC. These amounts would have been insufficient to pay the full quarterly cash dividend on all of our Class A common stock to be outstanding immediately after completion of this offering based on our initial quarterly dividend of $0.2257 per share of our Class A common stock per quarter (or $0.9028 per share on an annualized basis).

Our calculation of unaudited pro forma cash available for distribution includes the management fee payable to our Sponsor under the Management Services Agreement. The calculation also reflects all costs of doing business, including all expenses paid by our Sponsor in excess of the payments required under the Management Services Agreement. These costs include incremental general and administrative expenses as a result of being a publicly traded company, including costs associated with SEC reporting requirements, independent auditor fees, investor relations activities, stock exchange listing, registrar and transfer agent fees, incremental director and officer liability insurance and director compensation, because those expenses will be paid by our Sponsor under the Management Services Agreement.

Our unaudited pro forma consolidated financial statements, from which our unaudited cash available for distribution was derived, do not purport to present our results of operations had the transactions contemplated in this prospectus actually been completed as of the dates indicated. Furthermore, cash available for distribution is a cash method concept, while our predecessor’s historical financial statements were prepared on an accrual basis. We derived the amounts of unaudited cash available for distribution stated above in the manner shown in the table below. As a result, the amount of unaudited pro forma cash available should only be viewed as a general indicator of the amount of cash available for distribution that we might have generated had we been formed and completed the transactions contemplated in this prospectus in earlier periods.

The footnotes to the table below provide additional information about the adjustments and should be read along with the table.

(in thousands except share and per share data)	Pro Forma For the Year Ended December 31, 2013	Pro Forma For the Three Months Ended March 31, 2014
Operating revenues	$45,452	$24,751
Operating costs and expenses:
Cost of operations	5,816	2,474
Depreciation and accretion	15,495	10,771
General and administration(1)	18,090	5,188

Total operating costs and expenses	39,401	18,433

Operating income	6,051	6,318
Other (income) expense:
Interest expense, net	42,504	22,263
Other (income) expense	(873)	370

Total other expense	41,631	22,633

Income before income tax benefit	(35,580)	(16,315)
Income tax benefit	(15,202)	(4,189)

Net loss	(20,378)	(12,126)

Add:
Depreciation, amortization and accretion	22,102	13,534
Interest expense, net	42,504	22,263
Income tax expense (benefit)	(15,202)	(4,189)
Stock compensation expense	7,981	2,223

Adjusted EBITDA(2)	$37,007	$21,705

Adjustments to reconcile net income to net cash provided by operating activities:
Net income	(20,378)	(12,126)
Depreciation, amortization, and accretion	22,102	13,534
Other non-cash items	15,257	5,772
Changes in assets and liabilities	(37,360)	7,969

Net cash provided by operating activities	$(20,379)	$15,149

Adjustments to reconcile net cash provided by operating activities to cash available for distributions:
Net cash provided by operating activities	$(20,379)	$15,149
Changes in assets and liabilities	37,360	(7,969)
Deposits into/withdrawals from restricted cash accounts paid from operating cash flows	—	—
Cash distributions to non-controlling interests	—	—
Scheduled project-level and other debt service repayments	(12,302)	(2,663)
Non-expansionary capital expenditures(3)	—	—
Contributions received pursuant to the Interest Payment Agreement with our Sponsor(4)	18,283	4,571
Other items	—	—

Estimated cash available for distribution	$22,962	$9,088

Estimated cash available for distribution to holders of Class A common stock(5)	$6,302	$2,494
Estimated aggregate annual dividend	$5,357	$2,120
Shares of Class A common stock	27,724,712	27,724,712
Estimated dividend per share of Class A common stock	$0.1932	$0.0765

(1)	Reflects all costs of doing business, including all expenses paid by our Sponsor in excess of the payments required under the Management Services Agreement.

(2)	Adjusted EBITDA, and cash available for distribution are non-GAAP measures. You should not consider these measures as alternatives to net income (loss), determined in accordance with GAAP, or net cash provided by operating activities, determined in accordance with GAAP. For definitions of Adjusted EBITDA and cash available for distribution and a complete discussion of their limitations, see footnotes (1) and (2), respectively, under the heading “Summary Historical and Pro Forma Financial Data” elsewhere in this prospectus.
(3)	Represents capital expenditures for maintenance and up-keep associated with our project portfolio.
(4)	Represents contributions received from our Sponsor pursuant to the Interest Payment Agreement. These contributions are recurring for three years beginning with the origination of the Term Loan. See “Certain Relationships and Related Party Transactions—Interest Payment Agreement.”
(5)	Does not give effect to any reductions of distributions on the Class B units during the Distribution Forbearance Period.

Estimated Cash Available for Distribution for the 12 Months Ending June 30, 2015 and December 31, 2015

We forecast that our cash available for distribution during the 12 months ending June 30, 2015 and December 31, 2015 will be approximately $89.5 million and $107.3 million, respectively, of which we forecast $25.0 million (on an annualized basis) will be distributed by Terra LLC to TerraForm Power as the holder of Class A units of Terra LLC for the 12 months ending June 30, 2015 and $25.0 million for 12 months ending December 31, 2015. This amount (together with our other sources of liquidity) would be sufficient to pay our initial quarterly dividend of $0.2257 per share on all outstanding shares of our Class A common stock immediately after completion of this offering for each quarter in the 12 months ending June 30, 2015 and December 31, 2015. Based on the assumptions described below, we forecast total available liquidity of $373.0 million (including $140.0 million of availability under the Revolver) as of December 31, 2015, assuming that we do not acquire any additional projects prior to that date.

We are providing this forecast to supplement our predecessor’s historical combined consolidated financial statements and to support our belief that we will have sufficient cash available for distribution to allow Terra LLC to make distributions to TerraForm Power as the holder of Class A units of Terra LLC in amounts sufficient to allow TerraForm Power to pay a regular quarterly dividend on all of our outstanding Class A common stock immediately after completion of this offering for each quarter in fiscal year 2014, at our initial quarterly dividend of $0.2257 per share (or $0.9028 per share on an annualized basis). Please read “—Assumptions and Considerations” for further information as to the assumptions we have made for the forecast.

Our forecast is a forward-looking statement and reflects our judgment as of the date of this prospectus of the conditions we expect to exist and the course of action we expect to take with respect to our initial portfolio of projects during each of the 12-month periods ending June 30, 2015 and December 31, 2015. Although acquisitions are an important part of our growth strategy, the forecast does not include the effects of, and we have not included any adjustments with respect to, any acquisitions we may complete during the period covered by our forecast. It should be read together with the historical combined financial statements and the accompanying notes thereto included elsewhere in this prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” We believe that we have a reasonable basis for these assumptions and that our actual results of operations will approximate those reflected in our forecast, but we can give no assurance that our forecasted results will be achieved. The assumptions and estimates underlying the forecast, as described below under “—Assumptions and Considerations,” are inherently uncertain and, although we consider them reasonable as of the date of this prospectus, they are subject to a wide variety of significant business, economic, and competitive risks and uncertainties that could cause actual results to differ materially from forecasted results, including, among others, the risks and uncertainties described in “Risk Factors.” For purposes of our forecast, we have assumed that no unexpected risks will materialize during the forecast periods. Any of the risks discussed in this prospectus, to the extent they occur, could cause actual results of operations to vary significantly from those that would enable us to generate sufficient cash available for distribution to allow Terra LLC to make distributions in amounts sufficient to allow us to pay the aggregate annualized regular quarterly dividend on all outstanding shares of our Class A common stock for the 12-month periods ending June 30, 2015 and December 31, 2015, calculated at the initial quarterly dividend rate of $0.2257 per share per quarter (or $0.9028 per share on an annualized basis). Accordingly, there can be no assurance that the forecast will be indicative of our future performance or that actual results will not differ materially from those presented in the forecast. If our forecasted results are not achieved, we may not be able to pay a regular quarterly dividend to holders of our Class A common stock at our initial quarterly dividend level or at all. Inclusion of the forecast in this prospectus should not be regarded as a representation by us, the underwriters or any other person that the results contained in the forecast will be achieved.

The accompanying forecast was not prepared with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information. Neither our independent auditors, nor any other independent accountants, have compiled, examined or performed any procedures with respect to our forecast, nor have they expressed any opinion or any other form of assurance on our forecast or its achievability, and our independent auditors assume no responsibility for, and disclaim any association with, our forecast.

We do not undertake any obligation to release publicly any revisions or updates that we may make to the forecast or the assumptions used to prepare the forecast to reflect events or circumstances after the date of this prospectus. In light of this, the statement that we believe that we will have sufficient cash available for distribution (together with our other sources of liquidity) to allow Terra LLC to make distributions to TerraForm Power as the holder of Class A units of Terra LLC in amounts sufficient to allow TerraForm Power to pay the full regular quarterly dividend on all of our Class A common stock outstanding immediately after the completion of this offering for each quarter in the 12-month periods ending June 30, 2015 and December 31, 2015 (based on our initial quarterly dividend rate of $0.2257 per share per quarter (or $0.9028 per share on an annualized basis) should not be regarded as a representation by us, the underwriters or any other person that we will pay such dividends. Therefore, you are cautioned not to place undue reliance on this information.

TerraForm Power, Inc.

Estimated Cash Available for Distribution

	12 Months Ending
(in thousands except share and per share data)	June 30, 2015	December 31, 2015
Operating revenues	$217,200	$234,700
Operating costs and expenses:
Cost of operations	34,800	36,400
Depreciation, amortization and accretion	70,900	76,500
General and administration(1)	12,800	11,800

Total operating costs and expenses	118,500	124,700

Operating income	98,700	110,000
Interest expense, net	73,700	73,100

Income before income tax expense	25,000	36,900
Income tax expense	9,700	14,400

Net income	15,300	22,500

Add:
Depreciation, amortization and accretion	70,900	76,500
Interest expense, net	73,700	73,100
Income tax expense	9,700	14,400
Stock compensation expense	7,400	6,300

Adjusted EBITDA(2)	$177,000	$192,800

Adjustments to reconcile net income to net cash provided by operating activities:
Net income	$15,300	$22,500
Depreciation, amortization and accretion	70,900	76,500
Non cash items	20,800	22,800
Changes in assets and liabilities	(10,300)	6,300
Other	(500)	(600)

Net cash provided by operating activities	$96,200	$127,500

Adjustments to reconcile net cash provided by operating activities to cash available for distributions:
Net cash provided by operating activities	$96,200	$127,500
Changes in assets and liabilities	10,300	(6,300)
Deposits into/withdrawals from restricted cash accounts	3,000	6,100
Cash distributions to non-controlling interests	(4,000)	(6,400)
Scheduled project-level and other debt service and repayments	(26,900)	(30,800)
Non-expansionary capital expenditures(3)	(600)	(400)
Contributions received pursuant to the Interest Payment Agreement with our Sponsor(4)	15,700	15,600
Other	(4,200)	2,000

Estimated cash available for distribution	$89,500	$107,300

Estimated cash available for distribution to holders of Class A common stock(5)	$24,563	$29,449
Estimated aggregate annualized dividend	$25,032	$25,032
Shares of Class A common stock	27,724,712	27,724,712
Estimated annualized dividend per share of Class A common stock	$0.9028	$0.9028

(1)	Reflects all costs of doing business associated with the initial portfolio, including all expenses paid by our Sponsor in excess of the payments received under the Management Services Agreement, and stock compensation expense,
(2)	Adjusted EBITDA and cash available for distribution are non-GAAP measures. You should not consider these measures as alternatives to net income (loss), determined in accordance with GAAP, or net cash provided by operating activities, determined in accordance with GAAP. For definitions of Adjusted EBITDA and cash available for distribution and a complete discussion of their limitations, see footnotes (1) and (2), respectively, under the heading “Summary Historical and Pro Forma Financial Data” elsewhere in this prospectus.
(3)	Represents capital expenditures for maintenance and up-keep associated with our project portfolio.
(4)	Represents contributions received from our Sponsor pursuant to the Interest Payment Agreement. These contributions are recurring for three years beginning with the origination of the Term Loan. See “Certain Relationships and Related Party Transactions—Interest Payment Agreement.”
(5)	Does not give effect to any reductions of distributions on the Class B Units during the Distribution Forbearance Period.

Assumptions and Considerations

Set forth below are the material assumptions that we have made to demonstrate our ability to generate our estimated Adjusted EBITDA and estimated cash available for distribution for each of the 12 months ending June 30, 2015 and December 31, 2015. The forecast has been prepared by and is the responsibility of our management. Our forecast reflects our judgment of the conditions we expect to exist and the course of action we expect to take during the forecast period. While the assumptions disclosed in this prospectus are not all inclusive, such assumptions are those that we believe are material to our forecasted results of operations. We believe we have a reasonable basis for these assumptions. We believe that our historical results of operations will approximate those reflected in our forecast. However, we can give no assurance that our forecasted results will be achieved. We have assumed that no unexpected risks will materialize during the forecast periods. There will likely be differences between our forecasted and our historical results, and those differences may be material. If our forecast is not achieved, we may not be able to pay cash dividends on our Class A common stock at the initial quarterly dividend level or at all.

General Considerations

•	The forecast assumes that in July 2014, we will raise net proceeds of $445.2 million in this offering (after deducting underwriting discounts and commissions) through the issuance of 20,065,000 of our shares of Class A common stock at a price of $24.00 per share and gross proceeds of $65.0 million of gross proceeds from the sale of 2,708,333 shares of our Class A common stock in the Private Placements. We have also assumed that immediately following the completion of this offering, Terra LLC will have 27,724,712 Class A units and 67,210,944 Class B units outstanding and that all of such Class A units will be held by TerraForm Power. The forecast also assumes that the proceeds of this offering will be used as described in “Use of Proceeds” elsewhere in this prospectus and that in connection with the completion of this offering, the other transactions contemplated upon under the heading “Summary—Organizational Transactions” will have been completed on or prior to the closing of this offering (other than the exercise by the underwriters of their option to purchase additional shares of our Class A common stock).

•	The historical period for the 12 months ended December 31, 2013 includes the results for our U.S. Projects 2009-2013, which have a total nameplate capacity of 15.2 MW. The majority of these assets were operational for the full year ended December 31, 2013, except for 0.6 MW that achieved COD in March 2013 and 1.3 MW that achieved COD in September 2013. The historical period for the 12 months ended December 31, 2013 also includes Alamosa and SunE Solar Fund X, which have a total nameplate capacity of 8.2 MW and 8.8 MW, respectively. The historical period also includes five months of Enfinity, which has a total nameplate capacity of 15.7 MW.

•	The forecast periods include the results of the Stonehenge Q1, Stonehenge Operating and Norrington asset acquisitions in the U.K., the Marsh Hill asset acquisition and Summit Solar (Canada) in Canada and the Nellis, CalRENEW-1, Atwell Island, Summit Solar (US), MA Operating, and Mt. Signal acquisitions in the U.S., all of which are included in our initial portfolio. The Stonehenge Q1 project reflects a portfolio of three solar energy projects, which we expect to reach COD before the end of the second quarter of 2014. The Norrington project is expected to reach COD before the end of the second quarter of 2014, the Marsh Hill project is expected to achieve COD in the fourth quarter of 2014 and all other acquired projects are operational and will be included in the forecast from the date of acquisition.

•	The forecast periods include the results of operations for contributed projects, which include Regulus Solar, U.S. Projects 2014, North Carolina Portfolio, SunE Perpetual Lindsay, Says Court, Crucis Farm, CAP and California Public Institutions projects. These projects either reached COD in the second quarter of 2014 or are expected to reach COD at various times during the second half of 2014.

•	Revenues reflect the terms specified in the PPAs for 100% of energy production. The electricity pricing used in the forecast is based on our expected annual electricity generation and long-term, contracted sales under PPAs, including renewable energy certificates, or “RECs,” and renewables obligation certificates, or “ROCs.” The term “RECs” is used generically throughout this prospectus to include both renewable energy credits and solar renewable energy credits.

•	Cost of operations and expenses are forecast based on historical experience, contracted service arrangements and other management estimates. We believe the forecast cost structure is reasonable based on leveraging our existing infrastructure, our experience in operating the projects, and expected economies of scale from the additional contributed and acquired projects.

•	The forecast assumes our projects will operate within budgeted operating costs, including with respect to operations and maintenance activities pursuant to our O&M agreements and that there will be no unusual, non-recurring or unexpected operating, repair or maintenance charges.

•	The historical period and the forecast periods only include projects that are in our initial portfolio and do not include any of the Call Right Projects.

Total Operating Revenue

We estimate that we will generate total operating revenue of $217.2 million for the 12 months ending June 30, 2015 and $234.7 million for the 12 months ending December 31, 2015, compared to $17.5 million for the year ended December 31, 2013. The increase in our forecasted periods compared to the historical period is attributed to higher generation as a result of the additional contributed and acquired projects referenced in the general considerations. We estimate Megawatts in operation will average 733 MW for the 12 months ending June 30, 2015 and will average 808 MW for the period ending December 31, 2015, compared to 32 MW for the period ending December 31, 2013. Our revenues are primarily a result of the energy produced at our projects and the rates for incentives and rates for sale of generation established under power purchase agreements for each project. We estimate 1,325,000 MWh’s of production for the 12 months ending June 30, 2015, and 1,450,000 MWh’s for the 12 months ending December 31, 2015, compared to 60,176 MWh’s for the 12 months ending December 31, 2013. We estimate that 22% and 20% of total operating revenues will come from incentives in the 12 month periods ending June 30, 2015 and December 31, 2015, respectively, compared to 49% for the period ending December 31, 2013. The decrease in the incentive revenue as a percent of total operating revenues is primarily due to the increase in MWh’s of operating projects and mix of countries without incentives in the forecast periods compared to the historical periods.

Cost of Operations

We estimate that we will incur a cost for operations expense of $34.8 million for the 12 months ending June 30, 2015 and $36.4 million for the 12 months ending December 31, 2015, compared to $1.9 million for the year ended December 31, 2013. This increase in our forecasted periods from the historical period is primarily attributed to the additional contributed and acquired projects referenced in the general considerations.

Depreciation, Amortization and Accretion

We estimate that we will incur depreciation, amortization and accretion expense of $70.9 million for the 12 months ending June 30, 2015 and $76.5 million for the 12 months ending December 31, 2015 compared to $5.0 million for the year ended December 31, 2013. This increase in our forecasted periods from the historical period is primarily attributed to the additional contributed and acquired projects referenced in the general considerations. Forecasted depreciation, amortization and accretion expense reflects management’s estimates, which are based on consistent average depreciable asset lives and depreciation methodologies under GAAP. We have assumed that the average depreciable asset lives are 30 years for our solar energy systems.

General and Administration

We estimate that we will incur general and administration expenses of $12.8 million for the 12 months ending June 30, 2015 and $11.8 for the 12 months ended December 31, 2015, compared to $5.4 million for the year ended December 31, 2013. These expenses include stock compensation expense of $7.4 million and $6.3 million during the 12 months ended June 30, 2015 and December 31, 2015, respectively, and all costs of doing business, including all expenses paid by our Sponsor in excess of the payments required under the Management Services Agreement.

Capital Expenditures

We define growth capital expenditures as costs incurred by our Sponsor for contributed projects and payments to third parties for acquired projects. We estimate these costs to be $483.0 million for the 12 months ending June 30, 2015 and $0 million for the 12 months ending December 31, 2015, compared to $205.4 million for the year ended December 31, 2013.

Financing and Other

We estimate that interest expense will be $73.7 million for the 12 months ending June 30, 2015 and $73.2 million for the 12 months ending December 31, 2015, compared to $6.3 million for the year ended December 31, 2013. The increase is primarily attributed to additional project level debt and indebtedness borrowed under our Term Loan or Revolver to finance our growth capital expenditures. Forecasted interest expense is based on the following assumptions:

•	we estimate that our debt level will be approximately $1,185 million as of June 30, 2015 and $1,164 million as of December 31, 2015; and

•	we estimate that our borrowing costs will average 6.2% and 6.3% for the 12-month periods ending June 30, 2015 and December 31, 2015, respectively.

We estimate that principal amortization of indebtedness will be $26.9 million for the 12 months ending June 30, 2015 and $30.8 million for the 12 months ending December 31, 2015, compared to $3.5 million for the year ended December 31, 2013. The increase is primarily attributed to additional amortization following COD for projects in our initial portfolio and acquisitions.

Our Projects

The forecast above assumes that our portfolio of projects will consist of our initial portfolio during the relevant periods. See “Summary—Our Initial Portfolio and the Call Right Projects.” We have assumed that each of the Contributed Construction Projects will be completed on schedule for the budgeted construction costs. We have assumed that we will not make any additional acquisitions during the forecast period, other than those included in our initial portfolio.

MWh Sold

Our ability to generate sufficient cash available for distribution to pay dividends to holders of our Class A common stock is primarily a function of the volume of electricity generated and sold by our solar energy projects as well as, to a lesser extent, where applicable, the sale of green energy certificates and other environmental attributes related to energy generation. The volume of electricity generated and sold by our projects during a particular period is also impacted by the number of projects that have commenced commercial operations, as well as both scheduled and unexpected repair and maintenance required to keep our projects operational. The volume of electricity generated and sold by our projects will be negatively impacted if any projects experience higher than normal downtime as a result of equipment failures, electrical grid disruption or curtailment, weather disruptions or other events beyond our control. We have assumed that unscheduled outages during the forecast periods will be consistent with our historical experience.

As of March 31, 2014, the weighted average (based on MW) remaining life of our PPAs was 20 years. Pricing under the PPAs is fixed for the duration of the contract for all projects other than those located in the United Kingdom or Massachusetts. In the case of our U.K. projects, the price for electricity is fixed for a specified period of time (typically four years), after which the price is subject to an adjustment based on the current market price (subject to a price floor). The prices for green energy certificates are fixed by U.K. laws or regulations, and certain other attributes are indexed to prices set by U.K. laws or regulations. In the case of our Massachusetts projects, a portion of the contracted revenue is fixed and the remainder is subject to an adjustment based on the current market price. Of the projects in our initial portfolio, approximately 83% of our nameplate MW capacity is represented by PPAs with fixed-pricing for the duration of the contract and approximately 17% of our nameplate MW capacity is represented by PPAs that contain price adjustments tied to energy market indices after a stated period of time. Fixed-pricing PPAs include those which have a fixed base price and are adjusted with an inflation index.

Regulatory, Industry and Economic Factors

Our estimated results of operations for the forecasted period are based on the following assumptions related to regulatory, industry and economic factors:

•	no material nonperformance or credit-related defaults by customers, suppliers, our Sponsor or any of our customers;

•	no new or material amendments to federal, state, local or foreign laws or regulations (including tax laws, tariffs and regulations), or interpretation or application of existing laws or regulations, relating to renewable energy generally, or solar energy specifically, that in either case will be materially adverse to our business or our suppliers’, our Sponsor’s or any of our customers’ businesses or operations;

•	no material adverse effects to our business, industry or our suppliers’, our Sponsor’s or any of our customers’ businesses or operations on account of natural disasters;

•	no material adverse change resulting from supply disruptions, reduced demand for electricity or electrical grid or interconnection disruption or curtailment;

•	no material adverse changes in market, regulatory and overall economic conditions; and

•	no material adverse changes in the existing regulatory framework, such as regulations relating to net metering or third party ownership of electrical generation.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2013 and the three months ended March 31, 2014 have been derived from our accounting predecessor’s financial data (as derived from the historical condensed combined consolidated financial statements appearing elsewhere in this prospectus) and give pro forma effect to the Organizational Transactions, including the use of the estimated net proceeds from this offering and the Acquisitions, as if they had occurred on January 1, 2013. The unaudited pro forma condensed consolidated balance sheet as of March 31, 2014 gives effective to the Organizational Transactions, including the use of the estimated proceeds from this offering and the Acquisitions, as if they had occurred on such date. We derived the following unaudited pro forma condensed consolidated financial statements by applying pro forma adjustments to the historical condensed combined consolidated financial statements of our accounting predecessor, or the “Predecessor,” included elsewhere in this prospectus. The historical combined consolidated financial statements as of and for the year ended December 31, 2013 and the historical condensed combined consolidated financial statements as of and for the three months ended March 31, 2014 appearing elsewhere in this prospectus are intended to represent the financial results of our Sponsor’s solar assets that will be contributed to Terra LLC as part of the Initial Asset Transfers for that period.

The Formation Transactions for which we have made pro forma adjustments are as follows:

•	the Initial Asset Transfers of the Contributed Projects;

•	the Acquisitions considered probable, including our pending acquisition of the Mt. Signal project;

•	Terra LLC’s entry into the new $250.0 million Bridge Facility on March 28, 2014 to fund the acquisition by Terra LLC of solar projects developed by unaffiliated third parties prior to the completion of this offering; and

•	the amendment to the Bridge Facility to increase the aggregate principal amount to $400.0 million.

The Offering Transactions for which we have made pro forma adjustments are as follows:

•	the amendment and restatement of TerraForm Power’s certificate of incorporation to provide for both Class A common stock, Class B common stock and Class B1 common stock, and the concurrent conversion of (i) SunEdison’s interest in TerraForm Power’s common equity into shares of Class B common stock and (ii) certain equity interests held by certain of our executives and other employees of SunEdison into shares of Class A common stock;

•	the issuance of restricted stock units to be granted to several persons who have provided or are expected to provide services to us in connection with the completion of this offering, or the “IPO Grants”;

•	the amendment of Terra LLC’s operating agreement to provide for Class A units, Class B units and Class B1 units and to convert SunEdison’s units into Class B units, issue the IDRs to our Sponsor and appoint TerraForm Power as the sole managing member of Terra LLC;

•	the sale of 20,065,000 shares of our Class A common stock to the purchasers in this offering in exchange for net proceeds of approximately $445.2 million, after deducting underwriting discounts and commissions but before offering expenses;

•	the sale of 2,708,333 shares of our Class A common stock to the purchasers in the Private Placements in exchange for gross proceeds of $65.0 million, after deducting fees payable to underwriters in connection with such shares but before expenses;

•	our use of $436.0 million of the net proceeds from this offering and the Private Placements to purchase newly- issued Class A units of Terra LLC directly from Terra LLC, and our use of all remaining net proceeds to purchase Class B units (and Class B common stock) from our Sponsor at a price equal to the price per share in this offering, less underwriting discounts and commissions and a pro rata portion of the structuring fee, following which those Class B units (and the related shares of Class B common stock) will be cancelled and Terra LLC will issue to us an equal number of Class A units, collectively representing 22.5% of Terra LLC’s outstanding membership units (or 25.5% if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

•	Terra LLC’s use of such proceeds of $436.0 million to repay certain project-level indebtedness, to repay a portion of the Bridge Facility (including accrued interest), to pay fees for the Term Loan and Revolver and to fund the acquisition of certain projects from our Sponsor;

•	Terra Operating LLC’s execution of a new $140.0 million Revolver, which will remain undrawn at the completion of this offering, and a $300.0 million Term Loan to refinance any remaining borrowings under the Bridge Facility; and

•	our entering into the Management Services Agreement and Interest Payment Agreement with our Sponsor.

The pro forma adjustments we have made in respect of the Acquisitions are as follows:

•	adjustments to reflect payment of cash to sellers, and to record acquired assets and assumed liabilities at their fair value;

•	adjustments to reflect depreciation and amortization of fair value adjustments for acquired property, plant and equipment, and intangible assets, and debt assumed; and

•	adjustments to reflect operating activity.

The Unaudited Pro Forma Condensed Consolidated Financial Statements, or the “pro forma financial statements,” combine the historical combined consolidated financial statements of the Predecessor and the Acquired Projects to illustrate the effect of the Acquisitions. The pro forma financial statements were based on, and should be read in conjunction with:

•	the accompanying notes to the Unaudited Pro Forma Condensed Consolidated Financial Statements;

•	the combined consolidated financial statements of Predecessor for the year ended December 31, 2013 and for the three months ended March 31, 2014 and the notes relating thereto, included elsewhere in this prospectus; and

•	the consolidated financial statements of Acquired Projects purchased from third parties for the year ended December 31, 2013 and for the three months ended March 31, 2014 and the notes relating thereto, included elsewhere in this prospectus.

The historical combined consolidated financial statements have been adjusted in the pro forma financial statements to give pro forma effect to events that are (1) directly attributable to the acquisition, (2) factually supportable and (3) with respect to the pro forma statements of operations, expected to have a continuing impact on the combined results.

As described in the accompanying notes, the unaudited condensed consolidated pro forma financial statements have been prepared using the acquisition method of accounting under existing United States generally accepted accounting principles, or GAAP. The Predecessor has been treated as the acquirer in the Acquisitions for accounting purposes. The purchase price will be allocated to the Acquired Projects’ assets and liabilities based upon their estimated fair values as of the date of completion of the applicable Acquisitions. The allocation is dependent on certain valuations and other studies that have not progressed to a stage where there is sufficient information to make a final definitive allocation. A final determination of the fair value of the Acquired Projects’ assets and liabilities, which cannot be made prior to the completion of the transactions, will be based on the actual net tangible and intangible assets of the Acquired Projects that existed as of the date of completion of the applicable Acquisitions. Accordingly, the pro forma purchase price adjustments are preliminary, subject to future adjustments, and have been made solely for the purpose of providing the unaudited pro forma condensed consolidated financial information presented below. Adjustments to these preliminary estimates are expected to occur and these adjustments could have a material impact on the accompanying unaudited pro forma financial statements, although we do not expect the adjustments to have a material effect on the combined company’s future results of operations and financial position.

The unaudited pro forma condensed consolidated financial statements are presented for informational purposes only. The unaudited pro forma condensed consolidated financial statements do not purport to represent what our results of operations or financial condition would have been had the transactions to which the pro forma adjustments relate actually occurred on the dates indicated, and they do not purport to project our results of operations or financial condition for any future period or as of any future date.

We have not made any pro forma adjustments to our historical combined consolidated statement of operations for the year ended December 31, 2013 and condensed combined consolidated financial statements as of and for the three months ended March 31, 2014 relating to the historical operations of the Stonehenge Q1, Marsh Hill and Norrington projects that will be part of our initial portfolio, as such projects have not yet commenced commercial operations and are not otherwise material as compared to our historical condensed combined consolidated financial statements.

The unaudited pro forma condensed consolidated balance sheet and statement of operations should be read in conjunction with the sections entitled “Summary—Organizational Transactions,” “Use of Proceeds,” “Capitalization,” “Selected Historical Combined Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical combined consolidated financial statements and related notes thereto included elsewhere in this prospectus.

Unaudited Pro Forma Consolidated Statement of Operations

for the Three Months Ended March 31, 2014

			Pro Forma Adjustments						TerraForm Power, Inc. Pro Forma
(in thousands except share and per share data)	Predecessor	Predecessor Acquisitions(1)	Acquisition Adjustments		Formation Transactions		Offering Transactions
Statement of Operations Data:
Operating revenues:
Energy	$10,174	$11,949	$(4,934	)(2)	$—		$—		$17,189
Incentives	1,567	3,685	2,171	(2)	—		—		7,423
Incentives—affiliate	139	—	—		—		—		139

Total operating revenues	11,880	15,634	(2,763)		—		—		24,751
Operating costs and expenses:
Cost of operations	460	1,595	—		—		—		2,056
Cost of operations— affiliate	352	66	—		—		—		418
Depreciation, amortization and accretion	3,241	9,764	(2,233	)(3)	—		—		10,771
General and administrative	98	1,277	—		124	(7)	2,099	(7)	3,598
General and administrative —affiliate	1,590	—	—		—		—		1,590

Total operating costs and expenses	5,741	12,702	(2,233)		124		2,099		18,433

Operating income	6,139	2,932	(530)		(124)		(2,099)		6,318
Other (income) expense:
Interest expense, net	7,082	10,664	(1,077	)(4)	5,594	(8)	—		22,263
Loss (gain) on foreign currency exchange	595	(225)	—		—		—		370

Total other (income) expense	7,677	10,439	(1,077)		5,594		—		22,633

Income (loss) before income tax benefit	(1,538)	(7,507)	547		(5,718)		(2,099)		(16,315)
Income tax benefit	(457)	(33)	(728	)(5)	(2,173	)(5)	(798	)(5)	(4,189)

Net (loss) income	(1,081)	(7,474)	1,275		(3,545)		(1,301)		(12,126)
Less net (loss) income attributable to non-controlling interest	(361)	(4,934)	1	(6)	(3,025	)(9)	—		(8,319)

Net (loss) income attributable to TerraForm Power	$(720)	$(2,540)	$1,274		$(520)		$(1,301)		$(3,807)

Pro Forma basic and diluted loss per share(10)	—	—	—		—		—		$(0.14)

Pro Forma weighted average shares outstanding(10)	—	—	—		—		—		27,724,712

Notes to the Unaudited Pro Forma Consolidated Statements of Operations

(1)	The following table represents the consolidating schedule of predecessor Acquired Projects results reflected in the unaudited pro forma consolidated statement of operations for the three months ended March 31, 2014.

(in thousands)	Nellis	CalRENEW-1	Atwell Island	Summit Solar	Stonehenge Operating(a)	Mt. Signal	All Other	Predecessor Acquisitions
Statement of Operations Data:
Operating revenues:
Energy	$154	$470	$864	$725	$341	$8,944	$451	$11,949
Incentives	1,524	—	—	742	562	—	857	3,685

Total operating revenue	1,678	470	864	1,467	903	8,944	1,308	15,634
Operating costs and expenses:
Cost of operations	96	100	19	97	48	1,232	3	1,595
Cost of operations—affiliate	—	—	—	—	66	—	—	66
Depreciation, amortization, and accretion	1,061	136	756	706	627	5,528	950	9,764
General and administrative	89	—	268	266	159	312	183	1,277

Total operating costs and expenses	1,246	236	1,043	1,069	900	7,072	1,136	12,702

Operating income	432	234	(179)	398	3	1,872	172	2,932
Interest expense, net	750	475	348	443	683	7,965	—	10,664
Other expense (income)	—	—	—	—	(225)	—	—	(225)

Total other expense	750	475	348	443	458	7,965	—	10,439

Income (loss) before income tax expense (benefit)	(318)	(241)	(527)	(45)	(455)	(6,093)	172	(7,507)
Income tax expense (benefit)	—	—	—	—	(33)	—	—	(33)

Net (loss) income	(318)	(241)	(527)	(45)	(422)	(6,093)	172	(7,474)
Less net loss attributable to non-controlling interest	—	—	—	(1)	—	(4,933)	—	(4,934)

Net (loss) income attributable to TerraForm Power	$(318)	$(241)	$(527)	$(44)	$(422)	$(1,160)	$172	$(2,540)

(a)	The statements of operations for the three months ended March 31, 2014 have been translated from British pounds (GBP) to U.S. dollars (USD) at a rate of £1.655 GBP/USD.

(2)	Amortization of power purchase agreements intangible—Represents $2.8 million of amortization of acquired off-market PPAs over the terms of such agreements resulting from fair value adjustments of the Acquired Projects and a $2.2 million reclassification of green energy credit revenue for Mt. Signal from energy revenues to incentive revenues. The estimate of the amortization of the PPA intangible is preliminary, subject to change and could vary materially from the actual adjustment at the time the acquisition is completed.

(3)	Depreciation and amortization—Represents the net depreciation expense resulting from the fair value adjustments of the Acquired Projects’ property, plant and equipment. The fair values of property, plant and equipment acquired were valued primarily using a cost approach and limited to what is economically supportable as indicated by an income approach. Under this approach, the fair value approximates the current cost of replacing an asset with another of equivalent economic utility adjusted for functional obsolescence and physical depreciation. The estimate is preliminary, subject to change and could vary materially from the actual adjustment at the time the acquisition is completed. The estimated useful life of the property, plant and equipment acquired range from 24 to 29 years. Approximately 1⁄25 of the change in fair value adjustments to property, plant and equipment would be recognized annually.

(4)	Interest expense—Represents the elimination of interest expense related to debt not assumed, the elimination of interest expense on terminated financing lease arrangements, and a reduction of interest expense related to purchase accounting fair value adjustments for debt assumed. The fair value of debt was estimated based on market rates for similar project-level debt.

(5)	Income taxes—Adjustment to record the tax effect of pro forma adjustments to revenue and expense, and to give pro forma effect to the conversion of the historical operations of the predecessor acquisitions from a non-taxable basis to a taxable basis, calculated using the Predecessor’s estimated combined statutory federal, foreign, and state tax rate of 38.0% applied to net loss after noncontrolling interest. The noncontrolling interest share of net loss is not subject to income tax.

(6)	Represents the elimination of the earnings allocated to non-controlling interest for our acquisition of Summit Solar, which non-controlling interest was acquired by the seller prior to the acquisition.

(7)	Represents stock compensation expense of approximately $0.1 million related to the grants of restricted stock to certain employees in connection with the formation of TerraForm Power, and $2.1 million of stock compensation expense related to the IPO Grants, which will be recognized over a three year service period.

(8)	Interest expense is adjusted to include: (i) lower interest for debt repaid, (ii) higher interest for acquired debt (recognized at a market interest rate of 5.25% at the time of acquisition), and (iii) higher interest under the Term Loan. Total interest is estimated to be equal to approximately 5.25% of total pro forma indebtedness, less an estimate of capitalized interest, plus an estimate of amortization of debt issuance costs and discounts. The actual interest rates may vary from that estimate and a 1/8% variance in the estimated interest rate would result in a $0.4 million change in pro forma interest expense for the three months ended March 31, 2014.

(9)	TerraForm Power will become the sole managing member of Terra LLC subsequent to completion of the Initial Asset Transfers. After completion of the Organizational Transactions, TerraForm Power will own less than 100% of the economic interests in Terra LLC but will have 100% of the voting power and control the management of Terra LLC. In addition, Terra LLC will own less than 100% of the consolidated project entities. Giving pro forma effect to the Organizational Transactions, including the use of proceeds from this offering as if each had occurred on January 1, 2013, the non-controlling interest would have been 72.6% of the net loss of Terra LLC, which received less than 100% of the income from the underlying consolidated project entities. The amount of net loss attributable to non-controlling interests in the project is unchanged from the historical owned and acquired results as such amounts are not effected by the Formation Transactions or the Offering Transactions.

(10)	The pro forma basic and diluted loss per share is calculated as follows:

(in thousands except share and per share data)	Basic	Diluted
EPS Numerator:
Net loss attributable to Class A common stock	$(3,807)	$(3,807)

EPS Denominator:
Class A shares offered hereby	20,065,000	20,065,000
Private Placement of Class A shares	2,708,333	2,708,333
Restricted Class A shares	4,951,379	4,951,379

Total Class A shares	27,724,712	27,724,712

Loss per share	$(0.14)	$(0.14)

Unaudited Pro Forma Consolidated Statement of Operations

for the Year Ended December 31, 2013

			Pro Forma Adjustments
(in thousands except share and per share data)	Predecessor	Predecessor Acquisitions(1)	Acquisition Adjustments		Formation Transactions		Offering Transactions		TerraForm Power, Inc. Pro Forma
Statement of Operations Data:
Operating revenues:
Energy	$8,928	$18,254	$(7,650	)(2)	$—		$—		$19,532
Incentives	7,608	16,336	1,043	(2)	—		—		24,987
Incentives—affiliate	933	—	—		—		—		933

Total operating revenues	17,469	34,590	(6,607)		—		—		45,452
Operating costs and expenses:
Cost of operations	1,024	3,676	—		—		—		4,700
Cost of operations—affiliate	911	205	—		—		—		1,116
Depreciation, amortization and accretion	4,961	14,274	(3,740	)(3)	—		—		15,495
General and administrative	289	4,662	—		812	(7)	7,169	(7)	12,932
General and administrative—affiliate	5,158	—	—		—		—		5,158

Total operating costs and expenses	12,343	22,817	(3,740)		812		7,169		39,401

Operating income	5,126	11,773	(2,867)		(812)		—		6,051
Other (income) expense:
Interest expense, net	6,267	19,614	(5,636	)(4)	22,259	(8)	—		42,504
Gain on foreign currency exchange and other	(771)	(102)	—		—		—		(873)

Total other (income) expense	5,496	19,512	(5,636)		22,259		—		41,631

Income before income tax expense (benefit)	(370)	(7,739)	2,769		(23,071)		(7,169)		(35,580)
Income tax expense (benefit)	(88)	53	(3,676	)(5)	(8,767	)(5)	(2,724	)(5)	(15,202)

Net (loss) income	(282)	(7,792)	6,445		(14,304)		(4,445)		(20,378)
Less net (loss) income attributable to non-controlling interest	—	4,464	(39	)(6)	(10,979	)(9)	—		(6,554)

Net (loss) income attributable to TerraForm Power	$(282)	$(12,256)	$6,484		$(3,325)		$(4,445)		$(13,824)

Pro Forma basic and diluted loss per share(10)	—	—	—		—		—		$(0.50)

Pro Forma weighted average shares outstanding(10)	—	—	—		—		—		27,724,712

Notes to the Unaudited Pro Forma Consolidated Statements of Operations

(1)	The following table represents the consolidating schedule of Predecessor acquired projects reflected in the unaudited pro forma consolidated statement of operations for the year ended December 31, 2013.

(in thousands)	Nellis	CalRENEW-1	Atwell Island	Summit Solar	Stonehenge Operating(a)	Mt. Signal	All Other	Predecessor Acquisitions
Statement of Operations Data:
Operating revenues:
Energy	$698	$2,628	$5,371	$5,327	$1,467	$1,777	$986	$18,254
Incentives	6,920	—	—	4,501	2,619	—	2,296	16,336

Total operating revenue	7,618	2,628	5,371	9,828	4,086	1,777	3,282	34,590
Operating costs and expenses:
Cost of operations	435	372	79	1,706	100	536	448	3,676
Cost of operations— affiliate	—	—	—	—	205	—	—	205
Depreciation, amortization, and accretion	4,241	538	2,266	2,726	1,791	2,012	700	14,274
General and administrative	314	—	1,123	260	546	1,209	1,210	4,662

Total operating costs and expenses	4,990	910	3,468	4,692	2,642	3,757	2,358	22,817

Operating (loss) income	2,628	1,718	1,903	5,136	1,444	(1,980)	924	11,773
Other expense (income)	—	—	3	—	(108)	3	—	(102)
Interest expense, net	3,079	1,447	1,393	1,485	2,822	8,351	1,037	19,512

Income (loss) before income tax expense (benefit)	(451)	271	507	3,651	(1,270)	(10,334)	(113)	(7,739)
Income tax expense (benefit)	—	—	—	—	53	—	—	53

Net (loss) income	(451)	271	507	3,651	(1,323)	(10,334)	(113)	(7,792)
Less net income attributable to non-controlling interest	—	—	—	39	—	4,425	—	4,464

Net (loss) income attributable to TerraForm Power	$(451)	$271	$507	$3,612	$(1,323)	$(14,759)	$(113)	$(12,256)

(a)	The statements of operations for the year ended December 31, 2013 have been translated from British pounds (GBP) to U.S. dollars (USD) at a rate of £1.564 GBP/USD.

(2)	Amortization of power purchase agreements intangible—Represents $6.6 million of amortization of acquired off-market PPAs over the terms of such agreements resulting from fair value adjustments of the Acquired Projects and a reclassification of $1.0 million of green energy credit revenue for Mt. Signal from energy revenues to incentive revenues. The estimate of the amortization of the PPA intangible is preliminary, subject to change and could vary materially from the actual adjustment at the time the acquisition is completed.

(3)	Depreciation and amortization—Represents the net depreciation expense resulting from the fair value adjustments of the Acquired Projects’ property, plant and equipment. The fair values of property, plant and equipment acquired were valued primarily using a cost approach and limited to what is economically supportable as indicated by an income approach. The fair value approximates the current cost of replacing an asset with another of equivalent economic utility adjusted for functional obsolescence and physical depreciation. The estimate is preliminary, subject to change and could vary materially from the actual adjustment at the time the acquisition is completed. The estimated useful lives of the property, plant and equipment acquired range from 24 to 29 years.

(4)	Interest expense—Represents the elimination of interest expense related to debt not assumed, the elimination of interest expense on terminated financing lease agreements, and a reduction of interest expense related to purchase accounting fair value adjustments for debt assumed. The fair value of debt was estimated based on market rates for similar project-level debt.

(5)	Income taxes—Adjustment to record the tax effect of pro forma adjustments to revenue and expense, and to give pro forma effect to the conversion of the historical operations of the predecessor acquisitions from a non-taxable basis to a taxable basis, calculated using the Predecessor’s estimated combined statutory federal, foreign, and state tax rate of 38.0% applied to net loss after non-controlling interests. The non-controlling interests share of losses is not subject to income taxes.

(6)	Represents the elimination of the earnings allocated to non-controlling interest for our acquisition of Summit Solar, which non-controlling interest was acquired by the seller prior to the acquisition.

(7)	Represents stock compensation expense of $0.5 million related to the grants of restricted stock to our executive officers in connection with the formation of TerraForm Power, and $7.2 million of stock compensation expense related to the IPO Grants, which will be recognized over a three year service period.

(8)	Interest expense is adjusted to include: (i) lower interest for debt repaid, (ii) higher interest for acquired debt (recognized at a market interest rate of 5.25% at the time of acquisition), and (iii) higher interest under the Term Loan. Total interest is estimated to be equal to approximately 5.25% of total pro forma indebtedness, less an estimate of capitalized interest, plus an estimate of amortization of debt issuance costs and discounts. The actual interest rates may vary from that estimate and a 1/8% variance in the estimated interest rate would result in a $1.4 million change in pro forma interest expense for the year ended December 31, 2013.

(9)	TerraForm Power will become the sole managing member of Terra LLC subsequent to consummation of the Initial Asset Transfers. After consummation of the Organizational Transactions, TerraForm Power will own less than 100% of the economic interests in Terra LLC but will have 100% of the voting power and control the management of Terra LLC. In addition, Terra LLC will own less than 100% of the consolidated project entities. Giving pro forma effect to the Organizational Transactions, including the use of proceeds from this offering as if each had occurred on January 1, 2013, the non-controlling interest would have been 72.6%, of the net loss of Terra LLC, which received less than 100% of the income from the underlying consolidated project entities. The amount of the net loss attributable to non-controlling interests in the project entities is unchanged from the historical and acquired results as such amounts are not effected by the Formation Transactions or the Offering Transactions.

(10)	The pro forma basic and diluted loss per share is calculated as follows:

(in thousands except share and per share data)	Basic	Diluted
EPS Numerator:
Net loss attributable to Class A common stock	$(13,824)	$(13,824)

EPS Denominator:
Class A shares offered hereby	20,065,000	20,065,000
Private Placement of Class A shares	2,708,333	2,708,333
Restricted Class A shares	4,951,379	4,951,379

Total Class A shares	27,724,712	27,724,712

Loss per share	$(0.50)	$(0.50)

Unaudited Pro Forma Consolidated Balance Sheet

As of March 31, 2014

			Pro Forma Adjustments
(in thousands except share data)	Predecessor	Predecessor Acquisitions(1)	Acquisition Adjustments		Formation Transactions		Offering Transactions		TerraForm Power, Inc. Pro Forma
Assets
Current assets:
Cash and cash equivalents	$222,490	$9,416	$(120,912	)(2)	$(3,150	)(19)	$286,743	(20)	$394,587
Restricted cash	47,515	4,671	6,188	(3)	—		(16,188	)(21)	42,186
Accounts receivable	9,771	9,537	(375	)(4)	—		—		18,933
Deferred income taxes	128	—	—		—		(128	)(22)	—
Due from affiliates	—	6,186	(6,186	)(5)	—		—		—
Prepayments and other current assets	46,395	116,367	(111,975	)(6)	—		—		50,787

Total currents assets	326,299	146,177	(233,260)		(3,150)		270,427		506,493
Property and equipment, net	586,032	838,951	29,018	(7)	—		—		1,454,001
Intangible assets	60,958	34,297	154,449	(8)	—		—		249,704
Deferred financing costs, net	27,027	5,702	(503	)(9)	3,150	(19)	3,134	(23)	38,510
Other assets	17,802	13,976	(16,484	)(10)	—		—		15,294

Total assets	$1,018,118	$1,039,103	$(66,780)		$—		$273,561		$2,264,002

Liabilities and Equity
Current liabilities:
Current portion of long-term debt	$51,753	$86,667	$(67,159	)(11)	$—		$(4,000	)(24)	$67,261
Current portion of capital lease obligations	1,833	—	(1,833	)(12)	—		—		—
Accounts payable and other current liabilities	27,575	31,691	(8,143	)(13)	—		—		51,123
Deferred revenue	480	1,013	(1,013	)(14)	—		—		480
Due to parents and affiliates	117,516	24,239	(24,239	)(5)	—		—		117,516

Total current liabilities	199,157	143,610	(102,387)		—		(4,000)		236,380
Long-term debt	715,076	568,889	(20,048	)(11)	—		(143,000	)(24)	1,120,917
Long-term capital lease obligations, less current portion	27,339	—	(27,339	)(12)	—		—		—
Deferred revenue	6,837	24,877	(24,877	)(14)	—		—		6,837
Deferred income taxes	6,149	23	(23	)(15)	—		(6,149	)(22)	—
Asset retirement obligations	13,115	5,991	—		—		—		19,106

Total liabilities	$967,673	$743,390	$(174,674)		$—		$(153,149)		$1,383,240
Equity:
Net parent investment	$37,483	$—	$161,000	(16)	$—		$(198,483	)(25)	$—
Class A common stock, par value $0.01 per share, 850,000,000 shares authorized, no shares issued and outstanding, actual; 27,724,712 shares issued and outstanding, as adjusted	—	—	—		—		277	(26)	277
Class B common stock, par value $0.01 per share, 140,000 shares authorized, no shares issued and outstanding, actual; 67,210,944 shares issued and outstanding, as adjusted	—	—	—		—		672	(26)	672
Class B1 common stock, par value $0.01 per share, 260,000 shares authorized, no shares issued and outstanding, actual; 6,083,333 shares issued and outstanding, as adjusted	—	—	—		—		61	(26)	61
Preferred stock, par value $0.01 per share, no shares authorized, issued and outstanding, actual; 50,000,000 authorized and no shares issued and outstanding, as adjusted	—	—	—		—		—		—
Additional paid-in-capital	—	—	—		—		210,657	(27)	210,657
Non-controlling interest	12,962	2,998	239,609	(17)	—		413,571	(27)	669,140
Members’ equity	—	292,715	(292,715	)(18)	—		—		—

Total equity	$50,445	$295,713	$107,894		$—		$426,755		$880,807

Total liabilities and equity	$1,018,118	$1,039,103	$(66,780)		$—		$273,561		$2,264,002

Notes to the Unaudited Pro Forma Consolidated Balance Sheet

(1)	The following table represents the consolidating schedule of predecessor Acquired Project results reflected in the unaudited pro forma condensed consolidated balance sheet as of March 31, 2014.

(in thousands)	CalRENEW-1	Atwell Island	Summit Solar	Stonehenge Operating(a)	Mt. Signal	All Other	Predecessor Acquisitions
Assets
Current assets:
Cash and cash equivalents	$1,467	$—	$1,039	$791	$6,119	$—	$9,416
Restricted cash	—	1,867	—	2,804	—	—	4,671
Accounts receivable	179	—	1,068	604	7,311	375	9,537
Due from affiliates	—	—	—	6,186	—	—	6,186
Prepayments and other current assets	90	40	353	2,193	106,836	6,855	116,367

Total current assets	1,736	1,907	2,460	12,578	120,266	7,230	146,177
Property and equipment, net	16,504	87,600	103,003	47,873	557,915	26,056	838,951
Intangible assets	—	—	—	—	34,297	—	34,297
Deferred financing costs, net	—	—	1,523	2,449	1,730	—	5,702
Other assets	225	1,840	4,718	338	2,551	4,304	13,976

Total assets	$18,465	$91,347	$111,704	$63,238	$716,759	$37,590	$1,039,103

Liabilities and Equity
Current liabilities:
Current portion of long-term debt	$8	$1,945	$2,706	$13,217	$68,791	$—	$86,667
Accounts payable and other current liabilities	74	51	1,359	808	28,980	419	31,691
Deferred revenue	—	—	1,013	—	—	—	1,013
Due to parents and affiliates	—	—	—	16,239	8,000	—	24,239

Total current liabilities	82	1,996	5,078	30,264	105,771	419	143,610
Long-term debt	—	73,373	28,160	34,472	401,006	31,878	568,889
Deferred grants and rebates, net of current portion and other long-term liabilities	—	—	24,877	—	—	—	24,877
Deferred income taxes	—	—	—	23	—	—	23
Asset retirement obligations	220	—	2,468	348	2,955	—	5,991

Total liabilities	$302	$75,369	$60,583	$65,107	$509,732	$32,297	$743,390
Equity:
Members’ equity (deficit)	$18,163	$15,978	$50,730	$(1,869)	$204,420	$5,293	$292,715
Non-controlling interests	—	—	391	—	2,607	—	2,998

Total equity (deficit)	$18,163	$15,978	$51,121	$(1,869)	$207,027	$5,293	$295,713

Total liabilities and equity	$18,465	$91,347	$111,704	$63,238	$716,759	$37,590	$1,039,103

(a)	The consolidated balance sheets as of March 31, 2014 have been translated from British Pounds (GBP) to U.S. Dollars (USD) at a rate of £1.664 GBP/USD.

(2)	Represents the impact of the following acquisition adjustments:

Net proceeds from increased borrowings under the Bridge Facility	$138,613
Cash paid for Acquired Projects	(200,025)
Purchase of lessor’s interests in certain financing lease arrangements	(59,500)

Net adjustment	$(120,912)

(3)	Represents the increase in debt service reserves related to the increase in the Bridge Facility.

(4)	Accounts receivable—Represents the elimination of accounts receivable not acquired from the seller.

(5)	This reflects the elimination of intercompany transactions that were not acquired.

(6)	Prepayment and other current assets—Represents adjustment for accrued prepaid expenses at the acquisition date related to the elimination of cash grant awards as these receivables were not acquired.

(7)	Property, plant and equipment—Represents the adjustment to reflect the Acquired Projects’ property, plant and equipment at their estimated fair values. The fair values of property, plant, and equipment acquired were valued primarily using a cost approach and limited to what is economically supportable as indicated by an income approach. The fair value approximates the current cost of replacing an asset with another asset of equivalent economic utility adjusted further for obsolescence and physical depreciation. The estimate is preliminary, subject to change and could vary materially from the actual adjustment at the time the acquisition is completed. The estimated useful lives of the property, plant and equipment acquired range from 24 to 28 years.

(8)	Intangible assets—Represents the adjustment to record the Acquired Projects’ PPAs at their estimated fair values. The estimated fair values were determined based on income approach. The estimated useful lives of the intangibles range from 14 to 28 years.

(9)	Deferred financing costs, net—Represents adjustment for removal of the Acquired Projects historical deferred financing cost as the debt was revalued under acquisition accounting.

(10)	Other Assets—Represents the elimination of other assets that were not acquired and the write-off of prepaid interest associated with the purchase of lessor’s interest of certain financing lease arrangements.

(11)	Long-term debt, including current portion—Represents adjustments to the Acquired Projects’ long-term debt based on preliminary estimates of fair value and to eliminate debt not assumed.

(12)	Represents elimination of current and long-term position of capital leases upon acquisition of lessor.

(13)	Accounts payable and other current liabilities—Adjustment represents trade payables and accrued liabilities adjusted to fair value at the acquisition date.

(14)	Deferred revenue including current portion—Adjustments represent elimination of the Acquired Projects’ deferred revenue as power purchase agreements are adjusted to fair value.

(15)	Deferred income taxes—Represents the adjustment to eliminate the sellers’ deferred taxes.

(16)	Represents our Sponsor’s interest in Mt. Signal of $146 million, which will be acquired through the issuance of equity in connection with this offering, and a $15 million net gain associated with the termination of certain financing lease arrangements.

(17)	Non-controlling interest—Represents Riverstone’s interest in Mt. Signal, which will be acquired through the issuance of equity in conjunction with this offering, and an expected contribution from a tax equity investor.

(18)	Members’ equity—Represents adjustment to eliminate the historical equity of acquired entities.

(19)	Represents the payment of financing costs related to establishing the Revolver.

(20)	Represents the effect of the following expected Offering Transactions:

Proceeds from this offering received by Terra LLC, net of estimated fees and expenses	$364,804
Term Loan, net of discount	287,796
Proceeds from the Private Placements	65,000
Repayment of the Bridge Facility	(400,000)
Repayment of project-level indebtedness	(47,045)
Release of Bridge Facility debt service reserves	16,188

Net adjustment	$286,743

(21)	Reflects the changes in net restricted cash resulting from the release of debt service reserves as a result of the repaying the Bridge Facility.

(22)	Represents elimination of deferred taxes as a result of this offering.

(23)	Represents payment of financing costs related to the origination of the Revolver and the write-off of deferred financing costs due to repayment of the Bridge Facility.

(24)	Represents the repayment of the Bridge Facility and certain project-level indebtedness.

(25)	Represents reclassification of our Sponsor’s investments in various contributed projects to non-controlling interest.

(26)	Represents the par value of common stock issued and outstanding as a result of this offering.

(27)	Represents the reallocation of equity as a result of this offering.

Note 1. Basis of Pro Forma Presentation

The pro forma statements of operations for the year ended December 31, 2013 give effect to the Acquisitions as if they were completed on January 1, 2013. The pro forma balance sheet as of March 31, 2014 gives effect to the Acquisitions as if they were completed on March 31, 2014.

The pro forma financial statements have been derived from the historical combined consolidated financial statements of the Predecessor and the predecessor acquired projects that are included elsewhere in this registration statement. Assumptions and estimates underlying the pro forma adjustments are described in the accompanying notes, which should be read in connection with the pro forma financial statements.

The pro forma financial statements were prepared using the acquisition method of accounting under GAAP. The Predecessor has been treated as the acquirer in the Acquisitions for accounting purposes. Acquisition accounting requires, among other things, that most assets acquired and liabilities assumed be recognized at fair value as of the acquisition date. Because acquisition accounting is dependent upon certain valuations and other studies that must be completed as of the acquisition date, there is not currently sufficient information for a definitive measurement. Therefore, the pro forma financial statements are preliminary and have been prepared solely for the purpose of providing unaudited pro forma condensed combined financial information. Differences between these preliminary estimates and the final acquisition accounting will occur and these differences could have a material impact on the accompanying pro forma financial statements and the combined company’s future results of operations and financial position.

The Acquisitions are reflected in the pro forma financial statements as being accounted for based on the accounting guidance for business combinations. Under the acquisition method, the total estimated purchase price is calculated as described in Note 2 to the pro forma financial statements. In accordance with accounting guidance for business combinations, the assets acquired and the liabilities assumed have been measured at fair value. The fair value measurements utilize estimates based on key assumptions of the acquisition, including prior acquisition experience, benchmarking of similar acquisitions and historical and current market data. The pro forma adjustments included herein are likely to be revised as additional information becomes available and as additional analyses are performed. The final purchase price allocation will be determined after the acquisitions are completed and the final amounts recorded for the acquisitions may differ materially from the information presented in these pro forma financial statements.

The pro forma financial statements do not reflect any cost savings from operating efficiencies or synergies that could result from the Acquisitions.

For the purpose of measuring the estimated fair value of the assets acquired and liabilities assumed, as reflected in the pro forma financial statements, we have applied the accounting guidance for fair value measurements, which defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Note 2. Acquired Projects

Subsequent to the year ended December 31, 2013, we completed the following acquisitions described below to expand our initial portfolio. The initial accounting for these business combinations is not complete because the evaluation necessary to assess the fair values of certain net assets acquired is still in process. The provisional amounts are subject to revision until the evaluations are completed to the extent that any additional information is obtained about the facts and circumstances that existed as of the acquisition date.

Summit Solar Projects

On May 22, 2014, we signed a purchase and sale agreement to acquire the equity interests in 23 solar energy systems located in the U.S. from Nautilus Solar PV Holdings, Inc. These 23 systems have a combined capacity of 19.6 MW. In addition, an affiliate of the seller owns certain interests in seven operating solar energy systems in Canada with a total capacity of 3.8 MW. In conjunction with the signing of the purchase and sale agreement to acquire the U.S. equity interests, we signed an asset purchase agreement to purchase the right and title to all of the assets of the Canadian facilities.

MA Operating

On May 16, 2014, we signed four asset purchase agreements to acquire four operating solar energy systems located in Massachusetts, which achieved commercial operations during 2013. The total capacity for these projects is 12.2 MW. We completed these acquisitions on June 30, 2014.

Atwell Island

On May 16, 2014, we acquired all of the membership interests in SPS Atwell Island, LLC, or “Atwell Island,” which owns a 23.5 MW solar energy generation system located in Tulare County, California. Immediately preceding the purchase of Atwell Island the existing sale-leaseback transaction was terminated.

Nellis

On March 28, 2014, we acquired 100% of the controlling investor member interests in MMA NAFB Power, LLC, or “Nellis,” which owns a 14.1 MW solar energy generations system located on Nellis Air Force Base in Clark County, Nevada. A wholly owned subsidiary of our Sponsor holds the noncontrolling managing member interests in Nellis.

CalRenew-1

On April 30, 2014, we signed a unit purchase agreement to acquire 100% of the issued and outstanding membership interests of CalRenew-1, LLC, which owns a 6.3 MW solar energy generation system located in Mendota, California. The closing of the acquisition occurred on May 15, 2014.

Stonehenge Operating

On May 21, 2014, we acquired 100% of the issued share capital of three operating solar energy systems located in the United Kingdom from ib Vogt GmbH and others. These acquisitions are collectively referred to as Stonehenge Operating. The Stonehenge Operating projects consist of Sunsave 6 (Manston) Limited, Boyton Solar Park Limited and KS SPV 24 Limited. The total combined capacity for the Stonehenge Operating projects is 23.6 MW.

Mt. Signal

Concurrently with the completion of this offering and as part of the Offering Transactions, we, along with the interest of the tax equity investor, will obtain a 100% interest in Imperial Valley Solar 1 Holdings II, LLC, which owns a 265.7 MW utility scale solar energy system located in Mt. Signal, California, which we refer to as the Mt. Signal project. We will acquire Mt. Signal from an indirect wholly-owned subsidiary of Silver Ridge in exchange for consideration consisting of (i) 6,083,333 Class B1 units (and a corresponding number of shares Class B1 common stock) equal in value to $146 million and (ii) 6,083,333 Class B units (and a corresponding number of shares Class B common stock) equal in value to $146 million (in each case based on an assumed initial public offering price of $24.00 per share, which is the midpoint of the range listed on the cover page of this prospectus). Silver Ridge is owned 50% by Riverstone and 50% by our Sponsor, who recently acquired all of AES Corporation’s equity ownership interest in Silver Ridge. In connection with its acquisition of AES Corporation’s interest in Silver Ridge, our Sponsor entered into a Master Transaction Agreement with Riverstone pursuant to which the parties agreed to sell Mt. Signal to us and to distribute the Class B units (and shares of Class B common stock) to our Sponsor and the Class B1 units (and shares of Class B1 common stock) to Riverstone.

Note 3. Estimated Purchase Price and Preliminary Purchase Price Allocation

The allocation of the preliminary purchase price to the fair values of assets acquired and liabilities assumed includes pro forma adjustments to reflect the fair values of Acquired Projects’ assets and liabilities at the acquisition date. The final allocation of the purchase price could differ materially from the preliminary allocation used for the Unaudited Pro Forma Condensed Consolidated Balance Sheet primarily because power market prices, interest rates and other valuation variables will fluctuate over time and be different at the time of completion of the acquisition compared to the amounts assumed in the pro forma adjustments. The following is a summary of the preliminary purchase price allocation, net of acquired cash, for our acquisitions:

	Mt. Signal	Other	Total Estimated Allocation
Property and equipment	$692,333	$195,396	$877,729
Other assets	10,636	14,507	25,143
Intangible assets (PPA)	115,000	111,588	226,588

Total assets acquired	817,969	321,491	1,139,460
Debt	415,700	105,305	521,005
Accounts payable	17,448	4,195	21,643
Asset retirement obligations	2,333	4,912	7,245

Total liabilities assumed	435,481	114,412	549,893
Non-controlling interest	96,607	—	96,607

Purchase price	$285,881	$207,079	$492,960

Note 4. Significant Accounting Policies

Based upon Predecessor’s initial review of Acquired Projects’ significant accounting policies, as disclosed in their consolidated historical financial statements included in this registration statement, as well as on preliminary discussions with their management, the pro forma combined consolidated financial statements assume there will be no significant adjustments necessary to conform the Acquired Projects’ accounting policies to the Predecessor’s accounting policies. Upon completion of the acquisitions and a more comprehensive comparison and assessment, differences may be identified that would necessitate changes to the Acquired Projects’ future accounting policies and such changes could result in material differences in future reported results of operations and financial position for Acquired Projects’ operations as compared to historically reported amounts.

SELECTED HISTORICAL COMBINED CONSOLIDATED FINANCIAL DATA

The following table shows selected historical combined consolidated financial data at the dates and for the periods indicated. The selected historical combined consolidated financial data as of and for the years ended December 31, 2013 and 2012 have been derived from the audited combined consolidated financial statements of our accounting predecessor included elsewhere in this prospectus. The selected historical combined consolidated financial data and balance sheet data as of March 31, 2014 and for the three months ended March 31, 2014 and 2013 have been derived from our unaudited condensed combined consolidated financial statements included elsewhere in this prospectus, which include all adjustments, consisting of normal recurring adjustments, that management considers necessary for a fair presentation of the financial position and the results of operations for such periods. Results for the interim periods are not necessarily indicative of the results for the full year. The historical combined consolidated financial statements as of December 31, 2013 and 2012, for the years ended December 31, 2013 and 2012, as of March 31, 2014, and for the three months ended March 31, 2014 and 2013 are intended to represent the financial results of SunEdison’s contracted renewable energy assets that will be contributed to Terra LLC as part of the Initial Asset Transfers.

The following table should be read together with, and is qualified in its entirety by reference to, the historical combined consolidated financial statements and the accompanying notes appearing elsewhere in this prospectus. Among other things, the historical combined consolidated financial statements include more detailed information regarding the basis of presentation for the information in the following table. The table should also be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Financial data of TerraForm Power, Inc. has not been presented in this prospectus for periods prior to its date of incorporation of January 15, 2014.

	For the Year Ended December 31,		For the Three Months Ended March 31
(in thousands)	2012	2013	2013	2014
			(Unaudited)	(Unaudited)
Statement of Operations Data:
Operating revenue:
Energy	$8,193	$8,928	$1,693	$10,174
Incentives	5,930	7,608	1,162	1,567
Incentives—affiliate	1,571	933	120	139

Total operating revenues	15,694	17,469	2,975	11,880
Operating costs and expenses:
Cost of operations	837	1,024	91	460
Cost of operations—affiliate	680	911	243	352
General and administrative	177	289	44	98
General and administrative—affiliate	4,425	5,158	1,075	1,590
Depreciation and accretion	4,267	4,961	1,090	3,241

Total operating costs and expenses	10,386	12,343	2,543	5,741

Operating income	5,308	5,126	432	6,139
Other (income) expense:
Interest expense, net	5,702	6,267	1,374	7,082
Loss (gain) on foreign currency exchange	—	(771)	—	595

Total other expense	5,702	5,496	1,374	7,677

Loss before income tax benefit	(394)	(370)	(942)	(1,538)
Income tax benefit	(1,270)	(88)	(451)	(457)

Net income (loss)	876	(282)	(491)	(1,081)
Net loss attributable to non-controlling interest	—	—	—	(361)

Net income (loss) attributable to TerraForm	$876	$(282)	$(491)	$(720)

Other Financial Data: (unaudited)
Adjusted EBITDA(1)	$9,575	$10,858	$1,522	$8,785

Cash Flow Data:
Net cash provided by (used in):
Operating activities	$2,890	$(7,202)	$(42,299)	$(20,611)
Investing activities	(410)	(264,239)	(725)	(92,889)
Financing activities	(2,477)	272,482	43,024	334,946

Balance Sheet Data (at period end):
Cash and cash equivalents	$3	$1,044	$3	$222,490
Restricted cash(2)	8,828	69,722	9,247	54,146
Property and equipment, net	111,697	407,356	113,553	586,032
Total assets	158,955	566,877	198,662	1,018,118
Total liabilities	128,926	551,425	167,189	967,673
Total equity	30,029	15,452	31,473	50,445

(1)	Adjusted EBITDA is a non-GAAP financial measure. This measurement is not recognized in accordance with GAAP and should not be viewed as an alternative to GAAP measures of performance. The presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

We define Adjusted EBITDA as net income plus interest expense, net, income taxes, depreciation and accretion and stock compensation expense, after eliminating the impact of non-recurring items and other factors that we do not consider indicative of future operating performance. We believe Adjusted EBITDA is useful to investors in evaluating our operating performance because:

•	securities analysts and other interested parties use such calculations as a measure of financial performance and debt service capabilities; and

•	it is used by our management for internal planning purposes, including aspects of our consolidated operating budget and capital expenditures.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations include:

•	it does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

•	it does not reflect changes in, or cash requirements for, working capital;

•	it does not reflect significant interest expense or the cash requirements necessary to service interest or principal payments on our outstanding debt;

•	it does not reflect payments made or future requirements for income taxes;

•	it adjusts for contract amortization, mark-to-market gains or losses, asset write offs, impairments and factors that we do not consider indicative of future performance;

•	it reflects adjustments for factors that we do not consider indicative of future performance, even though we may, in the future, incur expenses similar to the adjustments reflected in our calculation of Adjusted EBITDA in this prospectus; and

•	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced or paid in the future and Adjusted EBITDA does not reflect cash requirements for such replacements or payments.

Investors are encouraged to evaluate each adjustment and the reasons we consider it appropriate for supplemental analysis.

The following table presents a reconciliation of net income to Adjusted EBITDA:

	For the Year Ended December 31,		For the Three Months Ended March 31
(in thousands)	2012	2013	2013	2014
			(unaudited)
Net income (loss)	$876	$(282)	$(491)	$(1,081)
Add:
Depreciation and accretion	4,267	4,961	1,090	3,241
Interest expense, net	5,702	6,267	1,374	7,082
Income tax benefit	(1,270)	(88)	(451)	(457)
Stock compensation expense	—	—	—	—

Adjusted EBITDA	9,575	10,858	1,522	8,785

(2)	Restricted cash includes current restricted cash and non-current restricted cash included in “other assets” in the condensed combined consolidated financial statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including, without limitation, those set forth in “Risk Factors,” “Cautionary Statement Concerning Forward-Looking Statements” and other matters included elsewhere in this prospectus. The following discussion of our financial condition and results of operations should be read in conjunction with our predecessor’s historical combined consolidated financial statements and the notes thereto included elsewhere in this prospectus and our unaudited pro forma financial data, as well as the information presented under “Summary Historical and Pro Forma Financial Data,” “Selected Historical Combined Consolidated Financial Data,” and “Unaudited Pro Forma Condensed Consolidated Financial Statements.”

Overview

We are a dividend growth-oriented company formed to own and operate contracted clean power generation assets acquired from SunEdison and unaffiliated third parties. Our business objective is to acquire high-quality contracted cash flows, primarily from owning solar generation assets serving utility, commercial and residential customers. Over time, we intend to acquire other clean power generation assets, including wind, natural gas, geothermal and hydro-electricity, as well as hybrid energy solutions that enable us to provide contracted power on a 24/7 basis. We believe the renewable power generation segment is growing more rapidly than other power generation segments due in part to the emergence in various energy markets of “grid parity,” which is the point at which renewable energy sources can generate electricity at a cost equal to or lower than prevailing electricity prices. We expect retail electricity prices to continue to rise due to increasing fossil fuel commodity prices, required investments in generation plants and transmission and distribution infrastructure and increasing regulatory costs. We believe we are well-positioned to capitalize on the growth in renewable power electricity generation, both through project originations and transfers from our Sponsor as well as through acquisitions from unaffiliated third parties. We will benefit from the development pipeline, asset management experience and relationships of our Sponsor, which as of March 31, 2014 had a 3.6 GW pipeline of development stage solar projects and approximately 1.9 GW of self-developed and third party developed solar power generation assets under management. Our Sponsor will provide us with a dedicated management team that has significant experience in clean power generation. We believe we are well-positioned for substantial growth due to the high-quality, diversification and scale of our project portfolio, the long-term PPAs we have with creditworthy counterparties, our dedicated management team and our Sponsor’s project origination and asset management capabilities.

Our initial portfolio will consist of solar projects located in the United States and its unincorporated territories, Canada, the United Kingdom and Chile with total nameplate capacity of 807.7 MW. All of these projects have long-term PPAs with creditworthy counterparties. The PPAs have a weighted average (based on MW) remaining life of 20 years as of March 31, 2014. We intend to rapidly expand and diversify our initial project portfolio by acquiring clean utility-scale, distributed and residential generation assets located in the United States, Canada, the United Kingdom and Chile, each of which we expect will also have a long-term PPA with a creditworthy counterparty. Growth in our project portfolio will be driven by our relationship with our Sponsor, including access to its project pipeline, and by our access to unaffiliated third party developers and owners of clean generation assets in our core markets.

Factors that Significantly Affect our Results of Operations and Business

We expect the following factors will affect our results of operations:

Increasing Utilization of Clean Power Generation Sources

Clean energy has been one of the fastest growing sources of electricity generation in North America and globally over the past decade. We expect the renewable energy generation segment in particular to continue to offer high growth opportunities driven by:

•	the significant reduction in the cost of solar and other renewable energy technologies, which will lead to grid parity in an increasing number of markets;

•	distribution charges and the effects of an aging transmission infrastructure, which enable renewable energy generation sources located at a customer’s site, or distributed generation, to be more competitive with, or cheaper than, grid-supplied electricity;

•	the replacement of aging and conventional power generation facilities in the face of increasing industry challenges, such as regulatory barriers, increasing costs of and difficulties in obtaining and maintaining applicable permits, and the decommissioning of certain types of conventional power generation facilities, such as coal and nuclear facilities;

•	the ability to couple renewable power generation with other forms of power generation, creating a hybrid energy solution capable of providing energy on a 24/7 basis while reducing the average cost of electricity obtained through the system;

•	the desire of energy consumers to lock in long-term pricing of a reliable energy source;

•	renewable power generation’s ability to utilize freely available sources of fuel, thus avoiding the risks of price volatility and market disruptions associated with many conventional fuel sources;

•	environmental concerns over conventional power generation; and

•	government policies that encourage development of renewable power, such as state or provincial renewable portfolio standard programs, which motivate utilities to procure electricity from renewable resources.

In addition to renewable energy, we expect natural gas to grow as a source of electricity generation due to its relatively lower cost and lower environmental impact compared to other fossil fuel sources, such as coal and oil.

Project Operations and Generation

Our revenue is primarily a function of the volume of electricity generated and sold by our solar energy projects as well as, to a lesser extent, where applicable, the sale of green energy certificates and other environmental attributes related to energy generation. Our initial portfolio of power generation assets is or will be fully contracted under long-term PPAs with creditworthy counterparties. As of March 31, 2014, the weighted average remaining life of our PPAs was 20 years. Pricing of the electricity sold under these PPAs is or will be fixed for the duration of the contract. In the case of our U.K. projects, the price for electricity is fixed for a specified period of time (typically four years), after which the price is subject to an adjustment based on the current market price (subject to a price floor). The prices for green energy certificates are fixed by U.K. laws or regulations, and certain other attributes are indexed to prices set by U.K. laws or regulations. In the case of our Massachusetts projects, a portion of the contracted revenue is fixed and the remainder is subject to an adjustment based on the current market price. Certain of our PPA have price escalators based on an index (such as the consumer price index) or other rates specified in the applicable PPA. For more information regarding green energy certificates and other environmental attributes, see “Business—Government Incentives.”

We define “generation availability” as the actual amount of time a power generation asset produces electricity divided by the amount of time such asset is expected to produce electricity, which reflects anticipated maintenance and interconnection interruptions. Our ability to generate electricity in an efficient and cost-effective manner is impacted by our ability to maintain and utilize the electrical generation capacity of our projects. The volume of electricity generated and sold by our projects during a particular period is also impacted by the number of projects that have commenced commercial operations, as well as both scheduled and unexpected repair and maintenance required to keep our projects operational. Equipment performance represents the primary factor affecting our operating results because equipment downtime impacts the volume of the electricity that we are able to generate from our projects. The volume of electricity generated and sold by our projects will be negatively impacted if any projects experience higher than normal downtime as a result of equipment failures, electrical grid disruption or curtailment, weather disruptions or other events beyond our control.

Generally, over longer time periods, we expect our portfolio will exhibit less variability in generation compared to shorter periods. It is likely that we will experience more generation variability in monthly or quarterly production than we do for annual production. As a result, our periodic cash flows and payout ratios will reflect more variability during periods shorter than a year. While we intend to reserve a portion of our cash available for distribution and maintain a revolving credit facility in order to, among other things, facilitate the payment of dividends to our stockholders, unpredicted variability in generation could result in variability of our dividend payments to the extent we lack sufficient reserves and liquidity.

We use reliable and proven solar panels, inverters and other equipment for each of our projects. We believe this significantly reduces the probability of unexpected equipment failures. Additionally, through our Management Services Agreement with our Sponsor, one of the world’s largest solar energy developers and operators, we have access to significant resources to support the maintenance and operation of our business. We believe our relationship with our Sponsor provides us with the opportunity to benefit from our Sponsor’s expertise in solar technology, project development, finance, and management and operations.

Project Acquisitions

Our ability to execute our growth strategy is dependent on our ability to acquire additional clean power generation assets from our Sponsor and unaffiliated third parties. We are focused on acquiring long-term contracted clean power generation assets with proven technologies, low operating risks and stable cash flows in geographically diverse locations with growing demand and stable legal and political systems. We expect to have the opportunity to increase our cash available for distribution and, in turn, our quarterly dividend per share by acquiring additional assets from our Sponsor, including those available to us under the Support Agreement, and from third parties.

As of March 31, 2014, our Sponsor’s pipeline (as defined below) was 3.6 GW. We benefit from this pipeline because our Sponsor has granted us a right to acquire the Call Right Projects and a right of first offer with respect to the ROFO Projects pursuant to the Support Agreement.

SunEdison includes a solar energy system project in its “pipeline” when it has a signed or awarded PPA or other energy offtake agreement or has achieved each of the following three items: site control, an identified interconnection point with an estimate of the interconnection costs and an executed energy offtake agreement or the determination that there is a reasonable likelihood that an energy offtake agreement will be signed. There can be no assurance that SunEdison’s pipeline will be converted into completed projects or that we will acquire these projects.

Immediately prior to the completion of this offering, we will enter into the Support Agreement with our Sponsor, which requires our Sponsor to offer us Call Right Projects from its development pipeline by the end of 2016 that have at least $175.0 million of Projected FTM CAFD. Specifically, the Support Agreement requires our Sponsor to offer us:

•	after the completion of this offering and prior to the end of 2015, solar projects that have at least $75.0 million of Projected FTM CAFD; and

•	during calendar year 2016, solar projects that have at least $100.0 million of Projected FTM CAFD.

If the amount of Projected FTM CAFD of the projects we acquire under the Support Agreement after the completion of this offering and prior to the end of 2015 is less than $75.0 million, or the amount of Projected FTM CAFD of the projects we acquire under the Support Agreement during 2016 is less than $100.0 million, our Sponsor has agreed that it will continue to offer to us sufficient Call Right Projects until the total aggregate Projected FTM CAFD commitment has been satisfied. The Call Right Projects that are specifically identified in the Support Agreement currently have a total nameplate capacity of 1.1 GW. We believe the currently identified Call Right Projects will be sufficient to satisfy a majority of the Projected FTM CAFD commitment for 2015 and between 15% and 40% of the Projected FTM CAFD commitments for 2016 (depending on the amount of project-level debt incurred by such projects). The Support Agreement provides that our Sponsor is required to update the list of Call Right Projects with additional qualifying Call Right Projects from its pipeline on a quarterly basis until we have acquired Call Right Projects that have the specified minimum amount of Projected FTM CAFD for each of the periods covered by the Support Agreement.

In addition, the Support Agreement grants us a right of first offer with respect to the ROFO Projects. The Support Agreement does not identify the ROFO Projects since our Sponsor will not be obligated to sell any project that would constitute a ROFO Project. As a result, we do not know when, if ever, any ROFO Projects or other assets will be offered to us. In addition, in the event that our Sponsor elects to sell such assets, it will not be required to accept any offer we make to acquire any ROFO Project and, following the completion of good faith negotiations with us, our Sponsor may choose to sell such assets to a third party or not sell the assets at all.

In addition to acquiring clean power generation assets from our Sponsor, we intend to pursue additional acquisition opportunities that are complementary to our business from unaffiliated third parties. See “Business—Our Business Strategy.”

When we acquire clean power generation assets from a party other than our Sponsor, our financial statements will generally reflect such assets and their associated operations beginning on the date the acquisition is consummated. For so long as our Sponsor controls us, acquisitions from it will result in a recast of our financial statements for prior periods in accordance with accounting rules applicable to transactions between entities under common control. As a result, our financial statements would reflect such assets and resulting costs and operations for periods prior to the consummation of the acquisition.

Seasonality

The amount of electricity our solar power generation assets produce is dependent in part on the amount of sunlight, or irradiation, where the assets are located. Because shorter daylight hours in winter months results in less irradiation, the generation of particular assets will vary depending on the season. Additionally, to the extent more of our power generation assets are located in the northern or southern hemisphere, overall generation of our entire asset portfolio could be impacted by seasonality. While we expect seasonal variability to occur, we expect aggregate seasonal variability to decrease if geographic diversity of our portfolio between the northern and southern hemisphere increases.

We expect our initial portfolio’s power generation to be at its lowest during the fourth quarter of each year. Similarly, we expect our fourth quarter revenue generation to be lower than other quarters. We intend to reserve a portion of our cash available for distribution and maintain a revolving credit facility in order to, among other things, facilitate the payment of dividends to our stockholders. As a result, we do not expect seasonality to have a material effect on the amount of our quarterly dividends.

Location of Power Generation Assets/Tax Repatriation

While we are a United States taxpayer, a significant portion of our assets are located in foreign tax jurisdictions and we expect that we will acquire additional power generation assets in foreign tax jurisdictions in the future. Changes in tax rates and the application of foreign tax withholding requirements in foreign jurisdictions where we own power generation assets will impact the contribution from such assets to cash available for distribution.

Cash Distribution Restrictions

In many cases we obtain project-level financing for our clean power generation assets. These project financing arrangements typically restrict the ability of our project subsidiaries to distribute funds to us unless specific financial thresholds are satisfied on specified dates. Although our calculation of cash available for distribution will reflect the cash generated by such project subsidiaries, we may not have sufficient liquidity to make corresponding distributions until the cash is actually distributed and/or such financial thresholds are satisfied. As a result, Terra LLC may incur borrowings under our Revolver to fund dividends or increase our reserves for the prudent conduct of our business.

Foreign Exchange

Our operating results are reported in United States dollars. However, in the future, we expect a significant amount of our revenues and expenses will be generated in currencies other than United States dollars (including the British pound, the Canadian dollar and other currencies). As a result, we expect our revenues and expenses will be exposed to foreign exchange fluctuations in local currencies where our clean power generation assets are located. To the extent we do not hedge these exposures, fluctuations in foreign exchange rates could negatively impact our profitability.

Interest Rates

As of March 31, 2014, our long-term debt was borrowed at both fixed and variable interest rates. In the future, we expect a substantial amount of our corporate and project-level capital structure will be financed with variable rate debt or similar arrangements. We also expect that we will refinance fixed rate debt from time to time. If we incur variable rate debt or refinance our fixed rate debt, changes in interest rates could have an adverse effect on our cost of capital.

Key Metrics

Operating Metrics

Nameplate Megawatt Capacity

We measure the electricity-generating production capacity of our power generation assets in nameplate megawatt capacity. Rated capacity is the expected maximum output a power generation system can produce without exceeding its design limits. Nameplate capacity is the rated capacity of all of the power generation assets we own adjusted to reflect our economic ownership of joint ventures and similar projects. The size of our power generation assets varies significantly among the assets comprising our portfolio. We believe the aggregate nameplate megawatt capacity of our portfolio is indicative of our overall production capacity and period to period comparisons of our nameplate megawatt capacity are indicative of the growth rate of our business.

Generation Availability

Generation availability refers to the actual amount of time a power generation asset produces electricity divided by the amount of time such asset is expected to produce electricity, which reflects anticipated maintenance and interconnection interruptions. We track generation availability as a measure of the operational efficiency of our business.

Megawatt Hour Generation

Megawatt hour generation refers to the actual amount of electricity a power generator produces over a specific period of time. We track the aggregate generation of our power generation assets as it is indicative of the periodic production of our business operations.

Megawatt Hours Sold

Megawatt hours sold refers to the actual volume of electricity generated and sold by our projects during a particular period. We track megawatt hours sold as an indicator of our ability to recognize revenue from the generation of electricity at our projects.

Financial Metrics

Cash Available for Distribution

As calculated in this prospectus, cash available for distribution represents net cash provided by (used in) operating activities of Terra LLC (i) plus or minus changes in assets and liabilities as reflected on our statements of cash flows, (ii) minus deposits into (or plus withdrawals from) restricted cash accounts required by project financing arrangements to the extent they decrease (or increase) cash provided by operating activities, (iii) minus cash distributions paid to non-controlling interests in our projects, if any, (iv) minus scheduled project-level and other debt service payments and repayments in accordance with the related borrowing arrangements, to the extent they are paid from operating cash flows during a period, (v) minus non-expansionary capital expenditures, if any, to the extent they are paid from operating cash flows during a period, (vi) plus cash contributions from our Sponsor pursuant to the Interest Payment Agreement, (vii) plus operating costs and expenses paid by our Sponsor pursuant to the Management Services Agreement to the extent such costs or expenses exceed the fee payable by us pursuant to such agreement but otherwise reduce our net cash provided by operating activities and (viii) plus or minus operating items as necessary to present the cash flows we deem representative of our core business operations, with the approval of the audit committee.

We believe cash available for distribution is useful to investors in evaluating our operating performance because securities analysts and other interested parties use such calculations as a measure of financial performance. In addition, cash available for distribution is used by our management team for internal planning purposes. For a further discussion of cash available for distribution, including a reconciliation of net cash provided by (used in) operating activities to cash available for distribution and a discussion of its limitations, see footnote 2 under the heading “Summary Historical and Pro Forma Financial Data” elsewhere in this prospectus.

Adjusted EBITDA

We define Adjusted EBITDA as net income plus interest expense, net, income taxes, depreciation and accretion and stock compensation expense, after eliminating the impact of non-recurring items and other factors that we do not consider indicative of future operating performance.

We believe Adjusted EBITDA is useful to investors in evaluating our operating performance because securities analysts and other interested parties use such calculations as a measure of financial performance and debt service capabilities. In addition, Adjusted EBITDA is used by our management for internal planning purposes, including for certain aspects of our consolidated operating budget and capital expenditures. See footnote (1) under the heading “Summary Historical and Pro Forma Financial Data” elsewhere in this prospectus for a discussion on the limitations of Adjusted EBITDA.

Components of Results of Operations

Operating Revenues

Energy

A significant majority of the Company’s revenues are obtained through the sale of energy pursuant to terms of PPAs or other contractual arrangements which have a weighted average (based on MW) remaining life of 18 years as of March 31, 2014. All of these PPAs are accounted for as operating leases and have no minimum lease payments and all of the rental income under these leases is recorded as income when the electricity is delivered.

Incentives

The Company also generates renewable energy certificates, or “RECs,” as it produces electricity. The term “RECs” is used generically throughout this prospectus to include both renewable energy credits and solar renewable energy credits. These RECs are currently sold pursuant to agreements with our parent, third parties and a certain debt holder. Under the terms of certain debt agreements with a creditor, RECs are transferred directly to the creditor to reduce principal and interest payments due under solar program loans and are therefore presented in the combined consolidated statements of cash flows as non-cash reconciling items in determining cash flows from operations. Additionally, we have contractual agreements with our Sponsor for the sale of 100% of the RECs generated by certain systems included in our initial portfolio. These RECs are transferred directly to our Sponsor when they are generated. The Company does not have any RECs in inventory at March 31, 2014.

We also receive performance-based incentives, or “PBIs,” from public utilities in connection with certain sponsored programs. PBI revenue is based on the actual level of output generated from our solar energy systems recognized upon validation of the kilowatt hours produced from a third party metering company because the quantities to be billed to the utility are determined and agreed to at that time.

In addition, we receive upfront incentives or subsidies from various state governmental jurisdictions for operating certain of our solar energy systems. The amounts that have been deferred are recognized as revenue on a straight-line basis over the depreciable life of the solar energy system as the Company fulfills its obligation to operate these solar energy systems.

We expect we will receive incentives from the government of the United Kingdom in the form of ROCs which we expect to sell to unaffiliated third parties. ROCs are based on the actual level of output generated from the applicable power generation facility. Revenue is recognized in respect of ROCs when the energy is produced, specified criteria are met and the ROC is transferred to a third party with a specified price.

We expect incentive revenues to increase in the future as a result of the completion of project contributions and acquisitions. We expect incentive revenue as a percentage of total revenue to decrease primarily due to the increase in MWh’s of operating projects and mix of countries without incentive revenues.

Operating Costs and Expenses

Cost of operations

Our cost of operations is comprised of the contractual costs incurred under our fixed price operations and maintenance and project-level management administration agreements with annual escalators for our solar power generation assets. Cost of operations also includes costs incurred for property taxes, property insurance, land leases, licenses and other maintenance not covered by our operations and maintenance agreements.

Depreciation and accretion

Depreciation expense is recognized using the straight-line method over the estimated useful lives of our solar power generation assets. Accretion expense represents the increase in asset retirement obligations over the remaining operational life of the associated solar power generation assets.

General and administrative

Our general and administrative expenses consist primarily of the allocation of general corporate overhead costs from our Sponsor that are attributable to our predecessor operations. These costs include legal, accounting, tax, treasury, information technology, insurance, employee benefit costs, communications, human resources, and procurement. Upon completion of this offering, we expect that our general and administrative expense will be comprised of the management fee we will pay to our Sponsor for the management and administration services provided to us under the Management Services Agreement and all costs of doing business, including all expenses paid by our Sponsor in excess of the payments required under the Management Services Agreement. See “Certain Relationships and Related Party Transactions—Management Services Agreement.”

Interest expense

Interest expense is comprised of interest incurred under our fixed and variable rate financing arrangements and the amortization of deferred financing costs incurred in connection with obtaining construction and term financing.

Income tax expense (benefit)

Income tax expense (benefit) consists of federal and state income taxes in the United States and certain foreign jurisdictions, and deferred income taxes and changes in related valuation allowance reflecting the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Combined Results of Operations of our Predecessor

Three Months Ended March 31, 2014 Compared to Three Months Ended March 31, 2013

The following table summarizes our historical combined consolidated statements of operations as a percentage of operating revenues for the periods shown:

	For the Three Months Ended March 31,
(As a percentage of operating revenues)	2014	2013
	(unaudited)
Operating revenues:
Energy	86%	57%
Incentives	13	39
Incentives—affiliate	1	4

Total operating revenues	100	100
Operating costs and expenses:
Cost of operations	4	3
Cost of operations—affiliate	3	8
Depreciation and accretion	27	37
General and administrative	1	1
General and administrative—affiliate	13	36

Total operating costs and expenses	48	85

Operating income	52	15
Other expense:
Interest expense, net	60	46
Loss on foreign currency exchange	5	—

Total other expense	65	46

Loss before income tax benefit	(13)	(31)
Income tax benefit	(4)	(15)

Net loss	(9)%	(16)%

Net loss attributable to non-controlling interest	(3)	—

Net loss attributable to TerraForm Power	(6)%	(16)%

Operating Revenues

Operating revenues for the three months ended March 31, 2014 and 2013 were as follows:

	For the Three Months Ended March 31,
Operating Revenues (in thousands, except MW data)	2014	2013
	(unaudited)
Energy	$10,174	$1,693
Incentives	1,567	1,162
Incentives—affiliate	139	120

Total operating revenues	$11,880	$2,975

MWh sold	58,116	10,620
Nameplate megawatt capacity (MW)(1)	162.6	32.2

(1)	Operational at end of period.

Operating revenues during the three months ended March 31, 2014 increased by $8.9 million compared to the same period in 2013 primarily due an $8.5 million increase in energy revenue. Total nameplate megawatt capacity increased 505% during the three months ended March 31, 2014 compared to the same period in 2013 primarily due to the completion of CAP and the California Public Institutions projects. MWh sold increased 447% during the quarter ended March 31, 2014 compared to the same period in 2013. The increase in energy revenue is due to the CAP project, which achieved COD during the three months ended March 31, 2014.

Costs of Operations

	For the Three Months Ended March 31,
Cost of Operations (in thousands)	2014	2013
	(unaudited)
Cost of operations	$460	$91
Cost of operations—affiliate	352	243

Total cost of operations	$812	$334

Total costs of operations increased by $0.5 million to $0.8 million for the three months ended March 31, 2014 compared to the three months ended March 31, 2013. This increase was primarily due to the completion of CAP and the California Public Institutions projects, which achieved COD in December 2013 and January 2014, respectively. Cost of operations—affiliate increased $0.1 million during the three month ended March 31, 2014 compared to the same period in 2013. The increase is due to additional operations and maintenance costs resulting from the completion of CAP and the California Public Institutions projects.

General and Administrative Expense

General and administrative—affiliate expense increased to $1.6 million from $1.1 million for the three months ended March 31, 2014 and 2013, respectively, due to changes in the nameplate capacity of our operational solar energy systems. General and administrative expense increased to $0.1 million for the three months ended March 31, 2014 compared to $44 thousand in the three months ended March 31, 2013.

Depreciation and Accretion

Depreciation and accretion expense increased by $2.1 million to $3.2 million for the three months ended March 31, 2014, compared to the three months ended March 31, 2013, due primarily to additional depreciation for solar energy systems that reached commercial operations in late 2013 and the beginning of 2014.

Interest Expense, Net

Interest expense, net increased by $5.7 million during the three months ended March 31, 2014 compared to the same period in 2013 due to increased indebtedness related to construction financings, financing lease arrangements and borrowings under the bridge credit facility.

Loss on Foreign Currency Exchange

The company incurred a loss on foreign currency exchange of $0.6 million for the three months ended March 31, 2014 due to the remeasurement of certain assets and liabilities denominated in Chilean Pesos. There was no gain or loss on foreign currency exchange for the three months ended March 31, 2013.

Income Tax Benefit

Income tax benefit was constant at $0.5 million for the three months ended March 31, 2014 compared to the same period in 2013.

Net Loss Attributable to Non-Controlling Interest

Net loss attributable to non-controlling interest increased to $0.4 million for the three months ended March 31, 2014 due to the origination of a non-controlling interest in a project entity in December 2013. There were no non-controlling interests as of March 31, 2013.

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

The following table summarizes our historical combined consolidated statements of operations as a percentage of operating revenues for the periods shown:

	For the Year Ended December 31,
(As a percentage of operating revenues)	2013	2012
Operating revenues:
Energy	51%	52%
Incentives	44	38
Incentives—affiliate	5	10

Total operating revenues	100	100
Operating costs and expenses:
Cost of operations	6	5
Cost of operations—affiliate	5	4
Depreciation and accretion	28	27
General and administrative	2	1
General and administrative—affiliate	30	28

Total operating costs and expenses	71	65

Operating income	29	35
Other (income) expense:
Interest expense, net	36	36
Gain on foreign currency exchange	(4)	—

Total other expense	32	36

Loss before income tax expense (benefit)	(3)	(2)
Income tax expense (benefit)	(1)	(8)

Net (loss) income	(2)%	6%

Operating Revenues

Operating revenues for the years ended December 31, 2013 and 2012 were as follows:

	For the Year Ended December 31,
Operating Revenues (in thousands, except MW data)	2013	2012
Energy	$8,928	$8,193
Incentives	7,608	5,930
Incentives—affiliate	933	1,571

Total operating revenues	$17,469	$15,694

MWh sold	60,176	52,325
Nameplate megawatt capacity (MW)(1)	57.4	32.2

(1)	Operational at end of period.

Operating revenues during the year ended December 31, 2013 increased by $1.8 million compared to the same period in 2012 primarily due to an increase in incentive revenue of $1.7 million, or 28%, due to the acquisition of the Enfinity projects (acquired by our Sponsor in July 2013), which were included in the results of operations for five months and contributed $1.8 million of incentive revenues during the year ended December 31, 2013. Total nameplate megawatt capacity increased 77% during the year ended December 31, 2013 compared to the same period in 2012 primarily due to the acquisition of the Enfinity projects, which have a total capacity of 15.7 MW, and the completion of solar energy systems with total capacity of 9.3 MW, which reached commercial operations in December 2013. MWh sold increased by 7.9 million, or 15%, due primarily to the acquisition of the Enfinity projects, which contributed sales of 8,009 MWh during the year ended December 31, 2013 and none during the same period in the prior year. At December 31, 2013, we had solar energy projects under construction that will result in an additional 310 MW of nameplate capacity when the projects achieve commercial operations in 2014.

Costs of Operations

	For the Year Ended December 31,
Cost of Operations (in thousands)	2013	2012
Cost of operations	$1,024	$837
Cost of operations—affiliate	911	680

Total cost of operations	$1,935	$1,517

Costs of operations, non-affiliate, increased by $0.2 million, or 22%, during the year ended December 31, 2013 compared to the year ended December 31, 2012. This increase was primarily due to an increase in MWh sold as a result of the addition of the Enfinity projects. Cost of operations—affiliate increased $0.2 million during the year ended December 31, 2013 compared to the same period in 2012. The increase is primarily due to additional operations and maintenance expenses related to the Enfinity Projects and Other Project Completions of which 1.8 MW reached COD in December 2012, 0.6 MW that achieved COD in March 2013, and 1.3 MW that reached COD in September 2013.

General and Administrative Expense

General and administrative—affiliate expense increased by $0.8 million to $5.2 million during 2013 compared to $4.4 million during the year ended December 31, 2012. The increase compared to the prior year is due to the overall increase in the nameplate capacity of our operational solar energy systems. General and administrative expense, non-affiliate, increased to $0.3 million for the year ended December 31, 2013 compared to $0.2 million in the year ended December 31, 2012.

Depreciation and Accretion

Depreciation and accretion expense increased by $0.7 million to $5.0 million for the year ended December 31, 2013 compared to the year ended December 31, 2012, due primarily to additional depreciation for solar energy systems that reached commercial operations in late 2012 and throughout 2013 and the acquisition of the Enfinity projects.

Interest Expense, Net

Interest expense, net increased by $0.6 million during the year ended December 31, 2013 compared to the same period in 2012 primarily due to the acquisition of the Enfinity projects, which incurred $0.7 million of interest expense related to term bond and financing leaseback arrangements.

Gain on Foreign Currency Exchange

Gain on foreign currency exchange was $0.8 million for the year ended December 31, 2013 due to transactional gains primarily related to construction in Chile. There was no gain or loss on foreign currency exchange for the year ended December 31, 2013.

Income Tax Benefit

Income tax benefit was $0.1 million for the year ended December 31, 2013 compared to an income tax benefit of $1.3 million during the same period in 2012. The decrease in income tax benefit compared to the prior year is primarily due to grants received in lieu of tax credits in 2012 that were not received in 2013.

Liquidity and Capital Resources

Our principal liquidity requirements are to finance current operations, service our debt and fund cash dividends to our investors. We will also use capital in the future to finance expansion capital expenditures and acquisitions. Historically, our predecessor operations were financed as part of our Sponsor’s integrated operations and largely relied on internally generated cash flows as well as corporate and/or project-level borrowings to satisfy capital expenditure requirements. As a normal part of our business, depending on market conditions, we will from time to time consider opportunities to repay, redeem, repurchase or refinance our indebtedness. Changes in our operating plans, lower than anticipated electricity sales, increased expenses, acquisitions or other events may cause us to seek additional debt or equity financing in future periods. There can be no guarantee that financing will be available on acceptable terms or at all. Debt financing, if available, could impose additional cash payment obligations and additional covenants and operating restrictions. Equity financing, if any, could result in the dilution of our existing stockholders and make it more difficult for us to maintain our dividend policy. In addition, any of the items discussed in detail under “Risk Factors” in this prospectus may also significantly impact our liquidity.

Liquidity Position

We believe that, following the completion of this offering, we will have sufficient borrowings available under the Revolver, liquid assets and cash flows from operations to meet our financial commitments, debt service obligations, contingencies and anticipated required capital expenditures for at least the next 12 months. As of March 31, 2014, December 31, 2013 and 2012, our liquidity was approximately $276.6 million, $70.8 million and $8.8 million, respectively, comprised of cash and restricted cash.

However, we are subject to business and operational risks that could adversely affect our cash flow. A material decrease in our cash flows would likely produce a corresponding adverse effect on our borrowing capacity.

Sources of Liquidity

Following the completion of this offering, we expect our ongoing sources of liquidity to include cash on hand, cash generated from operations, borrowings under new and existing financing arrangements and the issuance of additional equity securities as appropriate given market conditions. We expect that these sources of funds will be adequate to provide for our short-term and long-term liquidity needs. Our ability to meet our debt service obligations and other capital requirements, including capital expenditures, as well as make acquisitions, will depend on our future operating performance which, in turn, will be subject to general economic, financial, business, competitive, legislative, regulatory and other conditions, many of which are beyond our control. As described in Note 5, Debt and Capital Lease Obligations, to our unaudited condensed combined consolidated financial statements, our financing arrangements as of March 31, 2014 consisted mainly of project-level financings and construction loans for our various assets.

Term Loan and Revolving Credit Facility

In connection with this offering, we anticipate that Terra Operating LLC will enter into the Revolver and the Term Loan, together, the “Credit Facilities.” The Revolver is expected to provide for up to a $140.0 million senior secured revolving credit facility and the Term Loan is expected to provide for up to a $300.0 million senior secured term loan. The Term Loan will be used to refinance a portion of outstanding borrowings under the Bridge Facility. We also expect to have the ability to seek an incremental term loan facility or increase the Revolver under the Credit Facilities. We expect the funding of the Term Loan to occur contemporaneously with the closing of this offering. Each of Terra Operating LLC’s existing and subsequently acquired or organized domestic restricted subsidiaries and Terra LLC will be guarantors under the Credit Facilities.

We expect the Term Loan will mature on the five year anniversary and the Revolver will mature on the three year anniversary of the funding date of the Term Loan. All outstanding amounts under the Credit Facilities are expected to bear interest at a rate per annum equal to, at Terra Operating LLC’s option, either (a) a base rate plus 2.75% or (b) a reserve adjusted eurodollar rate plus 3.75%. For the Term Loan, the base rate will be subject to a “floor” of 2.00% and the reserve adjusted eurodollar rate will be subject to a “floor” of 1.00%.

We expect the Credit Facilities to provide for voluntary prepayments, in whole or in part, subject to notice periods and payment of repayment premiums. The Credit Facilities will require Terra Operating LLC to prepay outstanding borrowings in certain circumstances, subject to certain exceptions. We expect the Credit Facilities will contain customary and appropriate representations and warranties and affirmative and negative covenants (subject to exceptions) by Terra LLC, Terra Operating LLC and certain of Terra Operating LLC’s subsidiaries.

The Credit Facilities, each guarantee and any interest rate and currency hedging obligations of Terra Operating LLC or any guarantor owed to the administrative agent, any arranger or any lender under the Credit Facilities are expected to be secured by first priority security interests in (i) all of Terra Operating LLC’s and each guarantor’s assets, (ii) 100% of the capital stock of each of Terra Operating LLC’s domestic restricted subsidiaries and 65% of the capital stock of Terra Operating LLC’s foreign restricted subsidiaries and (iii) all intercompany debt, collectively, the “Credit Facilities Collateral.” Notwithstanding the foregoing, we expect the Credit Facilities Collateral will exclude the capital stock of non-recourse subsidiaries.

New Tax Credit Residential Investment Fund

We are in the process of negotiating an investment fund that may include a commitment from a large financial services company to provide tax equity financing for residential projects in conjunction with the our investment of cash equity. We expect the fund could provide financing for residential solar projects in various locations in the U.S., with a solar lease or PPA, with terms of up to 20 years. If completed, we expect our equity commitment would be deployed, in conjunction with the tax equity financing, over the next twelve months.

We currently do not have commitments from lenders or investors with respect to this potential new investment fund. We are in the process of finalizing the terms relating to the new tax equity financing and, as a result, the final, definitive terms may differ from those described above, and any such differences may be significant. In addition, we can provide no assurance that we will complete such new investment fund.

Project-Level Financing Arrangements

We have outstanding project-specific non-recourse financing that is backed by certain of our solar energy system assets. The table below summarizes certain terms of our project-level financing arrangements for our initial portfolio as of March 31, 2014:

Name of Project (in thousands)	Aggregate Principal Amount	Type of Financing	Maturity Date(s)
Distributed Generation:
U.S. Projects 2009-2013	$10,160	Solar Program Loans	2024 - 2026
	8,316	RZF Bonds	2016 - 2031
California Public Institutions	11,397	Term Loans	2023
Enfinity(1)	4,904 31,267	Bonds Financing Lease	2032 2025 - 2032
SunE Solar Fund X(2)	55,668	Financing Lease	2030

Subtotal	$121,712
Utility:
Regulus Solar(3)	$44,400	Development Loan	2016
Nellis(1)	47,000	Term Loans	2027
Alamosa(4)	29,172	Capital Lease	2032
SunE Perpetual Lindsay	13,893	Construction Loan	2015
Stonehenge Operating(5)	—	Term Loans	2028
Summit Solar(6)	—	Term Loans	2020 - 2028
Says Court/Crucis Farm	35,979	Construction Loan	2015
CAP	212,500	Term Loans	2032
	41,345	VAT Facility	2014

Subtotal	$424,289

Total Project-Level Indebtedness	$546,001

(1)	Aggregate principal amount reflects fair value of debt.
(2)	On May 16, 2014, we, through our Sponsor, executed a purchase and sale agreement to acquire the lessor portion of the capital lease related to the SunE Solar Fund X projects and there is no additional project-level financing outstanding. We will own 100% of the project interests and no third party owns an equity interest in the project. We will be entitled to 100% of the cash flows generated by the project.
(3)	In March 2014, a $120.0 million non-recourse construction financing agreement was entered into to finance the construction of Regulus Solar, of which $4.5 million was drawn as of March 31, 2014.
(4)	On May 7, 2014, we purchased the lessor portion of the capital leases related to the Alamosa project and there is no additional project-level financing outstanding. We own 100% of the project interests and no third party investor owns an equity interest in the project. We are entitled to 100% of the cash flows generated by the project.
(5)	On May 21, 2014, we acquired the Stonehenge Operating projects. The development and construction of the Stonehenge Operating projects was financed with a €27.7 million term loan and a £6.2 million VAT loan. The VAT loan was repaid in full in May 2014. As of March 31, 2014, the outstanding indebtedness under the term loan was €27.7.
(6)	On May 22, 2014, we signed a purchase and sale agreement to acquire the equity interests in 23 solar energy systems located in the U.S. from Nautilus Solar PV Holdings, Inc. Eleven of the 23 projects in the U.S. were financed in part by non-recourse project-level amortizing term loans, and 7 of the 23 projects were financed in part by a series of sale-leaseback transactions between November 2007 and December 2013. As of March 31, 2014, approximately $21.0 million aggregate principal amount of the term loans and sale-leaseback financing arrangements were outstanding. Aggregate principal amount reflects fair value of debt.

The agreements governing our project-level financing contain financial and other restrictive covenants that limit our project subsidiaries’ ability to make distributions to us or otherwise engage in activities that may be in our long-term best interests. The project-level financing agreements generally prohibit distributions from the project entities to us unless certain specific conditions are met, including the satisfaction of certain financial ratios. For more information regarding the terms of our project-level financing, see “Description of Certain Indebtedness—Project-Level Financing Arrangements.”

Uses of Liquidity

Our principle requirements for liquidity and capital resources, other than for operating our business, can generally be categorized by the following: (i) debt service obligations; (ii) funding acquisitions, if any; and (iii) cash dividends to investors. Generally, once COD is reached, solar power generation assets do not require significant capital expenditures to maintain operating performance.

Debt Service Obligations

Principal payments on our debt as of December 31, 2013 are due in the following periods:

(in thousands)	2014	2015	2016	2017	2018	Thereafter	Total
Maturities of long-term debt	$34,312	$8,222	$53,137	$9,155	$9,764	$206,409	$320,999

These amounts do not include any indebtedness we incurred or assumed since that date in connection with expanding our initial project portfolio. See “Unaudited Pro Forma Condensed Consolidated Financial Statements.”

Acquisitions

Following the completion of this offering, we expect to continue to acquire additional projects. Although we have no commitments to make any such acquisitions, we expect to acquire certain of the Call Right Projects and ROFO Projects. We do not expect to have sufficient amounts of cash on hand to fund the acquisition costs of all of such Call Right Projects and ROFO Projects. As a result, we will need to finance a portion of such acquisitions by either raising additional equity or issuing new debt. We believe that we will have the financing capacity to pursue such opportunities, but we are subject to business, operational and macroeconomic risks that could adversely affect our cash flows and ability to raise capital. A material decrease in our cash flows or downturn in the equity or debt capital markets would likely produce a corresponding adverse effect on our ability to finance such acquisitions.

Cash Dividends to Investors

We intend to cause Terra LLC to distribute to its unitholders in the form of a quarterly distribution a portion of the cash available for distribution that is generated each quarter. In turn, we intend to use the amount of cash available for distribution that TerraForm Power receives from such distribution to pay quarterly dividends to the holders of our Class A common stock. The cash available for distribution is likely to fluctuate from quarter to quarter and in some cases significantly if any projects experience higher than normal downtime as a result of equipment failures, electrical grid disruption or curtailment, weather disruptions or other events beyond our control. We expect our dividend payout ratio to vary as we intend to maintain or increase our dividend despite variations in our cash available for distribution from period to period.

See “Cash Dividend Policy—Assumptions and Considerations.”

Cash Flow Discussion

We use traditional measures of cash flow, including net cash provided by operating activities, net cash used in investing activities and net cash provided by financing activities, as well as cash available for distribution to evaluate our periodic cash flow results.

Three Months Ended March 31, 2014 Compared to Three Months Ended March 31, 2013

The following table reflects the changes in cash flows for the comparative periods:

(in thousands)	For the Three Months Ended March 31,		Change
	2014	2013
	(unaudited)
Net cash (used in) provided by operating activities	$(20,611)	$(42,299)	$21,688
Net cash used in investing activities	(92,889)	(725)	(92,164)
Net cash provided by financing activities	334,946	43,024	291,922

Total	$221,446	$—	$221,446

Net Cash Used By Operating Activities

The change to net cash provided by operating activities is primarily driven by the timing of cash payments to our Sponsor and affiliates for reimbursement of operating expenses paid by the same or other affiliates of our Sponsor.

Net Cash Used By Investing Activities

The change to net cash used by investing activities is driven by capital expenditures related to the construction of solar energy systems and the purchase of the Nellis project, partially offset by changes in restricted cash in accordance with the restrictions in our debt agreements.

Net Cash Provided By Financing Activities

The change in net cash provided by financing activities is primarily driven by proceeds from the Bridge Facility and system construction and term debt financing arrangements.

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

The following table reflects the changes in cash flows for the comparative periods:

	For the Year Ended December 31,
(in thousands)	2013	2012	Change
Net cash (used in) provided by operating activities	$(7,202)	$2,890	$(10,092)
Net cash used in investing activities	(264,239)	(410)	(263,829)
Net cash provided by (used in) financing activities	272,482	(2,477)	274,959

Total	$1,041	$3	$1,038

Net Cash (Used In) Provided By Operating Activities

The change to net cash provided by operating activities is primarily driven by the timing of cash payments to our Sponsor and affiliates for reimbursement of operating expenses paid by the same or other affiliates of our Sponsor. In addition, changes in current assets and liabilities used cash of $10.2 million during 2013 compared to $0.5 million during 2012 primarily due to an increase in VAT receivable related to the construction of the CAP project in Chile during fiscal 2013.

Net Cash Used By Investing Activities

The change to net cash used by investing activities is driven by capital expenditures related to the construction of solar energy systems and changes in restricted cash in accordance with the restrictions in our debt agreements.

Net Cash Provided By (Used In) Financing Activities

The change in net cash provided by financing activities is primarily driven by proceeds from system construction and term debt financing arrangements which were partially offset by distributions to our Sponsor.

Contractual Obligations and Commercial Commitments

We have a variety of contractual obligations and other commercial commitments that represent prospective cash requirements. The following table summarizes our outstanding contractual obligations and commercial commitments as of December 31, 2013.

	Payment due by Period
Contractual Cash Obligations (in thousands)	Under 1 Year	1-3 Years	3-5 Years	Over 5 Years	Total
Long-term debt (principal)(1)	$34,312	$61,359	$18,918	$206,410	$320,999
Long-term debt (interest)	19,343	65,042	31,479	110,792	226,656
Capital lease obligations (principal)	773	3,734	3,871	20,793	29,171
Capital lease obligations (interest)	431	1,607	1,380	3,185	6,603
Financing lease obligations	7,432	13,876	11,989	35,357	68,654
Purchase obligations(2)	743	1,522	1,467	14,782	18,514
Asset retirement obligations	—	—	—	11,002	11,002

Total contractual obligations	$63,034	$147,140	$69,104	$402,321	$681,599

(1)	Does not include obligations under the Bridge Facility, the Revolver or Term Loan that we will enter into prior to completion of this offering or any indebtedness assumed since that date in connection with expanding our initial project portfolio. See “Unaudited Pro Forma Condensed Consolidated Financial Statements.”
(2)	Consists primarily of contractual payments due for operation and maintenance services. Does not include payments under the Management Services Agreement, which we will enter into upon the completion of this offering.

Off-Balance Sheet Arrangements

We are not a party to any off-balance sheet arrangements.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based on our predecessor’s combined consolidated historical financial statements that are included elsewhere in this prospectus, which have been prepared in accordance with GAAP. In applying the critical accounting policies set forth below, our management uses its judgment to determine the appropriate assumptions to be used in making certain estimates. These estimates are based on management’s experience, the terms of existing contracts, management’s observance of trends in the power industry, information provided by our power purchasers and information available to management from other outside sources, as appropriate. These estimates are subject to an inherent degree of uncertainty.

We use estimates, assumptions and judgments for certain items, including the depreciable lives of property and equipment, income tax, revenue recognition and certain components of cost of revenue. These estimates, assumptions and judgments are derived and continually evaluated based on available information, experience and various assumptions we believe to be reasonable under the circumstances. To the extent these estimates are materially incorrect and need to be revised, our operating results may be materially adversely affected.

Our significant accounting policies are summarized in Note 2, Summary of Significant Accounting Policies, to our audited combined consolidated financial statements included elsewhere in this prospectus. We identify our most critical accounting policies as those that are the most pervasive and important to the portrayal of our financial position and results of operations, and that require the most difficult, subjective and/or complex judgments by management regarding estimates about matters that are inherently uncertain.

Use of Estimates

In preparing our combined consolidated financial statements, we use estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements. Such estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results may differ from estimates under different assumptions or conditions.

Asset Retirement Obligations

We operate under solar power services agreements with some customers that include a requirement for the removal of the solar energy systems at the end of the term of the agreement. Asset retirement obligations are recognized at fair value in the period in which they are incurred and the carrying amount of the related long-lived asset is correspondingly increased. Over time, the liability is accreted to its expected future value. The corresponding asset capitalized at inception is depreciated over the useful life of the asset.

Revenue Recognition

Power Purchase Agreements

A significant majority of the Company’s revenues are obtained through the sale of energy (based on MW) pursuant to terms of PPAs or other contractual arrangements which have a weighted average remaining life of 20 years as of March 31, 2014. All PPAs are accounted for as operating leases, have no minimum lease payments and all of the rental income under these leases is recorded as income when the electricity is delivered. The contingent rental income recognized in the years ended December 31, 2013 and 2012 was $8,928 and $8,193, respectively. The contingent rental income recognized in the three months ended March 31, 2014 and 2013 was $10,174 and $1,693, respectively.

Incentive Revenue

The Company also generates solar renewable energy certificates as it produces electricity. These RECs are currently sold pursuant to agreements with our parent, third parties and a certain debt holder. Under the terms of certain debt agreements with a creditor, RECs are transferred directly to the creditor to reduce principal and interest payments due under solar program loans and are therefore presented in the combined consolidated statements of cash flows as a non-cash reconciling item in determining cash flows from operations. Additionally, we have contractual agreements with our Sponsor for the sale of 100% of the RECs generated by certain systems included in the initial portfolio. These RECs are transferred directly to our Sponsor when they are generated. Revenue from the sale of RECs under the terms of the solar program loans was $1,761 and $1,831 during the years ended December 31, 2013 and 2012, respectively. Revenue from the sale of RECs under the terms of the solar program loans was

$127 and $211 during the three months ended March 31, 2014 and 2013, respectively. Revenue from the sale of RECs to affiliates was $933 and $1,571 during the years ended December 31, 2013 and 2012, respectively. Revenue from the sale of RECs to affiliates was $139 and $120 during the three months ended March 31, 2014 and 2013, respectively.

The Company also receives PBIs from public utilities in connection with certain sponsored programs. The Company has a PBI arrangement with the state of California. PBI arrangements within the state of California are agreements whereby the Company will receive a set rate multiplied by the kWh production on a monthly basis for 60 months. The PBI revenue is recognized as energy is generated over the measurement period. The Company recognizes revenue based on the rate applicable at the time the energy is created and adjusts the amount recognized when the Company meets the threshold that qualifies it for the higher rate. PBI in the state of Colorado has a 20-year term at a fixed price per kWh produced. The revenue is recognized as energy is generated over the term of the agreement. Revenue from PBIs was $4,271 and $3,909 during the years ended December 31, 2013 and 2012, respectively. Revenue from PBIs was $978 and $898 during the three months ended March 31, 2014 and 2013, respectively.

Stock-Based Compensation

On January 31, 2014 and February 20, 2014, the Company granted 27,647 and 14,118 shares of restricted stock, respectively, to certain employees of SunEdison that will perform services for us. The number of restricted shares granted represents 3.55% of the estimated fair value of the total equity in Terra LLC as of the grant date. Upon the filing of our amended and restated certificate of incorporation prior to the completion of this offering, the restricted shares will be converted into a number of shares of Class A common stock that represents the percentage interest noted above, or an aggregate of 3,586,174 shares of Class A common stock. We began recognizing stock-based compensation expense on the date of grant based on the grant-date fair value of these awards using the straight-line attribution method, net of estimated forfeitures. Stock based compensation expense recognized for the three months ended March 31, 2014 was $124.

On January 29, 2014 and February 20, 2014, the Company granted 7,193 and 3,749 shares of Class A common stock, respectively, to certain individuals. These shares of Class A common stock will be split into an aggregate of 1,365,204 shares upon the filing of our amended and restated certificate of incorporation prior to the completion of this offering. The number of shares granted represents 2.00% of the estimated fair value of the total equity in TerraForm Power as of the grant date. The stock-based compensation expense based on the grant-date fair value for these shares will be recognized at the completion of this offering.

Common Stock Valuation

We are required to estimate the fair value of the common stock when performing the fair value calculations. The fair value of the restricted shares was determined by our board of directors, with input from management and contemporaneous third-party valuations. We believe that our board of directors has the relevant experience and expertise to determine the fair value of our common stock. As described below, the fair value of the restricted shares was determined by our board of directors with reference to the most recent contemporaneous third-party valuation as of the grant date.

Given the absence of a public trading market of our common stock, and in accordance with the American Institute of Certified Public Accountants Accounting and Valuation Guide: Valuation of Privately-Held-Company Equity Securities Issued as Compensation, our board of directors exercised reasonable judgment and considered numerous objective and subjective factors to determine the best estimate of the fair value of our common stock including:

•	contemporaneous valuations performed by unrelated third-party specialists;

•	our operating and financial performance;

•	current business conditions and projections;

•	hiring of key personnel and the experience of our management;

•	our stage of development;

•	stage of project acquisitions, construction and revenue arrangements;

•	likelihood of achieving a liquidity event, such as an initial public offering or a sale of the company;

•	lack of marketability of our common stock;

•	the market performance of comparable publicly traded companies; and

•	the U.S. and global capital market conditions.

In valuing our common stock, our board of directors determined the equity value of our business using the income approach valuation method. The income approach estimates value based on the expectation of future cash flows that a company will generate. These future cash flows are discounted to their present values using a discount rate derived from an analysis of the cost of capital of comparable publicly traded companies in our industry or similar lines of business as of the valuation date and is adjusted to reflect the risks inherent in our cash flows.

Once we determined an equity value, we used the Probability Weighted Expected Return Method, or “PWERM,” to allocate our equity value among the various outcomes. Under the PWERM, the value of equity is estimated based on analyses of future values for the enterprise assuming various possible outcomes. Share value is based on the probability-weighted present value of expected future returns to the equity investor, considering the likely future scenarios available to the enterprise and the rights and preferences of each share class.

After the equity value is determined, a discount for lack of marketability is applied to our common stock to arrive at the fair value of our common stock. The probability and timing of each scenario were based upon discussions between our board of directors and our management team. Under the PWERM, the value of our common stock was based upon two possible future events for our company:

•	initial public offering; and

•	no initial public offering.

We believe we applied a reasonable valuation method to determine the estimated fair value of our common stock on the respective grant dates.

Between December 31, 2013 and the date of this prospectus, we granted the following shares:

	Historical		As Converted(1)
Grant Date	Number of Shares	Fair Value Per Share on Date of Grant	Number of Shares	Fair Value Per Share on Date of Grant
Restricted Class C Shares
January 31, 2014	27,647	$58	2,373,946	$0.68
February 20, 2014	14,118	$58	1,212,228	$0.68
Class A Shares
January 29, 2014	7,193	$37	897,452	$0.30
February 20, 2014	3,749	$37	467,753	$0.30

(1)	Effective upon the filing of our amended and restated certificate of incorporation prior to the completion of this offering, we will effect a 124.7674-for-one stock split of the outstanding shares of our Class A common stock and our Class C common stock will be converted into shares of our Class A common stock on a 85.8661-for-one basis.

The restricted stock will be subject to time-based vesting conditions, whereby 25% of the Class A common stock will vest on the first anniversary of the date of the grant, 25% will vest on the second anniversary of the date of the grant, and 50% will vest on the third anniversary of the date of grant, subject to accelerated vesting upon certain events. Under certain circumstances upon a termination of employment, any unvested shares of Class A common stock held by the terminated employee will be forfeited. The restricted stock awards are subject to certain adjustments to prevent dilution at the time of conversion to Class A common stock.

The Class A shares will be subject to time-based vesting conditions, with 34% vesting upon the six-month anniversary of this offering, 33% vesting upon the one-year anniversary of this offering and 33% vesting upon the 18-month anniversary of this offering. These restricted shares will not be subject to forfeiture in the event of a termination of employment and vesting is not accelerated upon a change of control. The Class A shares granted do not include terms similar to the restricted stock grants to adjust the number of shares at the time of the initial public offering to prevent dilution and therefore have a lower grant date fair value than the restricted stock. These estimates will not be necessary for new equity-based awards following the completion of this offering when our shares of Class A common stock are traded on the NASDAQ Global Select Market.

Valuation Inputs

In estimating the fair value of our common stock, our board of directors considered a valuation analysis for our common stock dated as of January 31, 2014. The valuation analysis reflected a fair value for our common stock of $68.6 million. The primary valuation considerations were an enterprise value determined from the income-based approach using an enterprise value multiple applied to our forward revenue metric and a lack of marketability discount of 15%. The illiquidity discount model utilized the following assumptions: a time to liquidity event of six months; a risk free rate of 3.4%; and volatility of 60% over the time to a liquidity event. Estimates of the volatility of our common stock were based on available information on the volatility of common stock of comparable publicly traded companies. Our board of directors considered the proximity relative to the January 31, 2014 valuation and our financial performance in establishing the fair value of the common stock.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board issued Accounting Standards Update No. 2014-09, Revenue From Contracts With Customers (topic 606), which changes how and when revenues from customers are recognized. We have not evaluated the expected effect this update may have. The update is effective beginning January 1, 2017.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to several market risks in our normal business activities. Market risk is the potential loss that may result from market changes associated with our business or with an existing or forecasted financial or commodity transaction. The types of market risks we are exposed to are interest rate risk, foreign currency risk, liquidity risk and credit risk.

Interest Rate Risk

As of March 31, 2014 our long-term debt was at both fixed and variable interest rates. A hypothetical increase or decrease in our variable interest rates by 1% would not have had a significant effect on our predecessor’s earnings for the three months ended March 31, 2014. As of March 31, 2014, the estimated fair value of our debt was $792.2 million and the carrying value of our debt was $796.0 million. We estimate that a 1% decrease in market interest rates would have increased the fair value of our long-term debt by $28.2 million.

We expect to enter into the Term Loan and the Revolver upon completion of this offering. We expect that borrowings under the Term Loan and Revolver will be at variable rates. Although we intend to use hedging strategies to mitigate our exposure to interest rate fluctuations, we may not hedge all of our interest rate risk and, to the extent we enter into interest rate hedges, our hedges may not necessarily have the same duration as the associated indebtedness. Our exposure to interest rate fluctuations will depend on the amount of indebtedness that bears interest at variable rates, the time at which the interest rate is adjusted, the amount of the adjustment, our ability to prepay or refinance variable rate indebtedness when fixed rate debt matures and needs to be refinanced and hedging strategies we may use to reduce the impact of any increases in rates.

Foreign Currency Risk

In 2013, all of our operating revenues were generated in the United States and Puerto Rico and were denominated in United States dollars. During the three-months ended March 31, 2014 we generated operating revenues in the United States, Puerto Rico and Chile, all of which were denominated in United States dollars. We expect the PPAs, operating and maintenance agreements, financing arrangements and other contractual arrangements relating to our initial project portfolio will be United States dollar and British pound denominated, but in the future we expect such arrangements may also be denominated in other currencies. We expect to use derivative financial instruments, such as forward exchange contracts and purchases of currency options to minimize our net exposure to currency fluctuations.

INDUSTRY

Overview of the Clean Energy Industry

Clean power sources, including solar, wind, hydro-electricity and geothermal, as well as natural gas, are expected to account for 70% of the new power generation capacity added globally from 2013 to 2020, according to Bloomberg New Energy Finance. This represents a 5.6% compound annual growth rate, or “CAGR,” for clean power generation capacity during that time period, making it the fastest growing source of generation capacity. The following chart reflects the projected evolution of cumulative installed generation capacity from various power sources from 2010 to 2020:

Global Cumulative Installed Generation Capacity (GW), 2010-2020

In the United States, renewable energy is expected to be the fastest growing form of electricity generation. Between 2010 and 2020, renewable energy sources are projected to grow from 10% to 15% of total market supply, representing nearly half the total growth in energy supply during that period, according to the U.S. Energy Information Administration, or “EIA.” The following chart reflects the projected growth in renewable and conventional energy sources from 2010 to 2020:

U.S. Energy Supply (Trillion kWh), 2010-2020

We expect the renewable generation segment to continue to offer high growth opportunities driven by:

•	the significant reduction in the cost of solar and other clean energy technologies, which will lead to grid parity in an increasing number of markets;

•	transmission and distribution charges and the effects of an aging transmission infrastructure, which enable renewable energy generation sources located at a customer’s site, or distributed generation, to be more competitive with, or cheaper than, grid-supplied electricity;

•	the replacement of aging and conventional power generation facilities in the face of increasing industry challenges, such as regulatory barriers, increasing costs of and difficulties in obtaining and maintaining applicable permits, and the decommissioning of certain types of conventional power generation facilities, such as coal and nuclear facilities;

•	the ability to couple renewable power generation with other forms of power generation, creating a hybrid energy solution capable of providing energy on a 24/7 basis while reducing the average cost of electricity obtained through the system;

•	the desire of energy consumers to lock in predictable rate long-term pricing of a reliable energy source;

•	renewable power generation’s ability to utilize freely available sources of fuel avoiding the risks of price volatility and market disruptions associated with many conventional fuel sources;

•	environmental concerns over conventional power generation; and

•	government policies that encourage development of renewable power, such as state or provincial renewable portfolio standard programs, which motivate utilities to procure electricity supply from renewable resources.

In addition to renewable energy, we expect natural gas to grow as a source of electricity generation due to its relatively lower cost and lower environmental impact compared to other fossil fuel sources, such as coal and oil.

Solar Energy

Solar energy is one of the fastest growing sources of new electricity generation. According to Bloomberg New Energy Finance, global solar photovoltaic, or “PV,” installations have grown from 17.0 GW in 2010 to approximately 30.0 GW in 2013, and are projected to grow to 68.0 GW by 2020. The following chart reflects the growth or expected growth, as applicable, for global solar PV installations from 2010 to 2020:

Global Solar PV Installations (GW), 2010-2020

Source: Bloomberg New Energy Finance

According to Bloomberg New Energy Finance, from 2013 to 2020, solar PV energy assets capable of producing approximately 416 GW of energy in the aggregate are expected to be installed globally, requiring total investments of approximately $802 billion. The following chart reflects the expected investments in solar energy installations from 2010 to 2020:

Annual Investment in Global Solar PV Energy ($ in billions), 2010-2020

Solar Energy Segments

Solar energy systems can be classified into four segments: (i) utility-scale, (ii) commercial and industrial, or “C&I,” (iii) residential and (iv) off-grid. We are focused on the first three of these segments. The utility-scale segment represents projects where either the purchaser of the electricity or the owner of the system is an electric utility. The C&I segment represents commercial firms, industrial companies, academic institutions, government entities, hospitals, non-profits and all other entities that are neither a utility nor a residential customer that purchase solar power directly from a generation company or a solar power plant. The residential segment represents residential homeowners with solar generation capabilities.

In the C&I segment, most commercial or industrial firms do not own the solar assets, but rather sign a PPA with a generation company that owns the assets. Demand for C&I and residential solar is driven largely by customer’s desire for fixed long-term energy prices, corporate “green” initiatives, state and federal incentives and net metering policies.

While solar utility projects compete with other wholesale generation plants, solar energy in the C&I and residential markets competes with the retail price of electricity. The retail electricity price includes generation costs as well as transmission and distribution charges. Solar generating assets can be located at a customer’s site, which reduces the customer’s transmission and distribution charges and allows these distributed solar generation assets to compete favorably with the retail cost of electricity. By competing with the retail price of electricity, solar energy is able to reach grid parity and reduce customer electricity costs.

The vast majority of utility solar projects are structured so that the utility does not own the generating assets, but rather the utility signs a long-term PPA to buy the electricity from the plant. Demand for utility PPAs is largely driven by (i) the utility’s need to meet renewables mandates, (ii) load growth and (iii) the retirement of existing generation assets.

Key Drivers of Solar Energy Growth

We believe the following factors have driven, and will continue to drive, the global growth of solar energy:

Grid parity. The price of solar energy has undergone, and is expected to continue to undergo, a decline in pricing. On a global basis, the average total installation cost of solar PV projects is expected to decline by more than 60% in the ten-year period ending in 2020. In 2010, the average installation cost per watt of capacity was $4.50 and fell to $2.17 in 2013. By 2020, this number is expected to fall to $1.77 according to Bloomberg New Energy Finance.

According to the EIA, total sales of retail electricity in the United States in 2012 were $364 billion. United States retail electricity prices have increased at an average annual rate of 3.6% and 2.7% from 2004 to 2012 for residential and commercial customers, respectively, with average residential prices rising from 8.95 cents to 11.88 cents per kilowatt hour, or “kWh,” and average commercial prices rising from 8.17 cents to 10.09 cents per kWh over this period, according to EIA.

Rising electricity rates are driven by the following factors: (i) increasing transmission and distribution charges, (ii) the replacement of aging fossil fuel plants with newer, but in some cases more expensive plants, (iii) smart-grid architecture goals/investments and (iv) increasing commodity prices in certain markets. Rising retail electricity prices create a significant and growing market opportunity for lower-cost retail energy. Solar energy may be able to offer C&I and residential customers clean electricity at a price lower than their current utility rate. The following chart reflects the actual and projected average U.S. retail electricity prices across all sectors from 2011 to 2020:

Average U.S. Electricity Prices (Cents per KWh), 2011-2020

Source: EIA

Movement to Distributed Generation. Although some locations are more suitable than others, solar energy systems can generate electricity nearly anywhere. By contrast, hydro-electricity power, wind or geothermal electricity generating systems are site-specific and location is critical. This means power generated by solar PV systems can sometimes be delivered at a relatively low cost to areas that were previously difficult to service, have high transmission and distribution charges or have high load requirements. Solar power can, in some places where the cost of generation is very high, replace or significantly reduce the use of expensive and environmentally detrimental power generation technologies, such as diesel generators.

Distributed solar energy systems provide customers with an alternative to traditional utility energy suppliers. Distributed resources are smaller in unit size and can be constructed at a customer’s site, removing the need for lengthy transmission and distribution lines. By bypassing the traditional utility suppliers, distributed energy systems delink the customer’s price of power from external factors such as volatile commodity prices, costs of the incumbent energy supplier and transmission and distribution charges. This makes it possible for distributed energy purchasers to buy energy at a predictable and stable price over a long period of time.

Solar Power Generation Typically Coincides with the Times of Peak Energy Demand and the Highest Cost of Energy. Solar energy systems generate most of their electricity during the afternoon hours, when the energy from the sun is strongest. This generally corresponds to peak demand hours and the most expensive energy prices. Certain markets offer pricing incentives for power produced during peak demand hours, which often benefits solar power.

Acceptance and Support for Solar Energy. Solar as an asset class for investment dollars continues to see increased acceptance because solar energy: (i) is a reliable and predictable energy output; (ii) has low and predictable operational and maintenance costs; (iii) is lower risk than other energy sources due to minimal asset complexity and use of proven technologies; and (iv) does not face commodity risk.

Solar Energy Markets

Set forth below is a summary of the key markets in which the projects in our initial portfolio operate.

United States

In the United States, solar PV installations have grown at a CAGR of 59.9% from 2010 to 2013, and are projected to grow at an annualized rate of 8.3% from 2013 to 2020, according to Bloomberg New Energy Finance. The following chart reflects the actual and projected growth in solar PV installations by residential, commercial and utility segments from 2010 to 2020:

U.S. Solar PV Installations (GW), 2010-2020

Source: Bloomberg New Energy Finance

According to GTM Research and SEIA, solar represented the second-largest source of new electricity generating capacity in the United States in 2013, exceeded only by natural gas.

Utility Segment. Aggregate United States utility solar installations in 2012 and 2013 were 4.6 GW, representing a total investment of $10.0 billion. During the period from 2014 through 2020, 13.1 GW of utility-scale solar installations are expected, requiring an aggregate investment of $18.2 billion.

C&I Segment. Aggregate United States C&I solar installations in 2012 and 2013 were 2.1 GW, representing a total investment of $8.5 billion. During the period from 2014 through 2020, 18.1 GW of C&I solar installations are expected, requiring an aggregate investment of $35.8 billion.

Customers in the C&I segment are split between those that choose to lease the system or sign a PPA and those that purchase the solar system outright (i.e., in a cash purchase). According to GTM Research, approximately 72% of U.S. C&I solar installations in 2012 were structured as leases or PPAs.

Residential Segment. Aggregate United States residential solar installations in 2012 and 2013 were 1.3 GW, representing a total investment of $6.6 billion. During the period from 2014 through 2020, 12.1 GW of residential solar installations are expected, requiring an aggregate investment of $30.4 billion.

Customers in the residential segment are split between those that choose to lease the system or sign a PPA and those that purchase the solar system outright (i.e., in a cash purchase). According to GTM Research, approximately 52% of U.S. residential solar installations in 2012 were structured as leases or PPAs.

Unless otherwise noted, all U.S. data above are according to Bloomberg New Energy Finance.

Renewable Portfolio Standard. United States state RPS and targets have been a key driver of the expansion of solar power and will continue to drive solar power installations in many areas of the United States. As of March 2013, 29 states and the District of Columbia have RPS in place, and ten other states have non-binding goals supporting renewable energy. The following chart represents renewable portfolio programs, standards and targets by state as of March 2013:

Overview of U.S. State RPS and Targets

Source: Edison Electric Institute

Our Other Core Markets

In addition to the United States, we initially intend to acquire, own and operate assets in Canada, the United Kingdom and Chile, all of which have favorable attributes for growth of solar generation.

Canada. In 2012, total electricity generation capacity in Canada reached 134 GW and is expected to grow to 164 GW in 2035, according to the National Energy Board of Canada. Driven by government support for renewable energy at both federal and provincial levels, Canada installed a total of 744 MW of solar generation in 2012 and 2013, representing an investment of $2.4 billion, according to Bloomberg New Energy Finance. Canada expects to install 3.3 GW of solar generation during the period from 2014 to 2020, requiring an aggregate investment of $6.4 billion, according to Bloomberg New Energy Finance.

United Kingdom. Currently, the U.K. government supports the development of renewable energy projects principally through ROCs and feed-in tariffs, or “FiTs.” The market continues to be active in utility PV under the ROC scheme, and commercial and residential PV markets have experienced low but sustained growth in recent years. Draft regulations have been announced to launch a Contract for Differences program, to replace the ROC regime. The current proposal is that all projects interconnected after March 30, 2015 may no longer benefit from ROCs. Final legislation is expected in July 2014.

According to Bloomberg New Energy Finance, solar installations in the United Kingdom in 2012 and 2013 totaled 1.9 GW, representing a total investment of $7.4 billion. During the period from 2014 to 2020, 14.0 GW of solar installations are expected, requiring an aggregate investment of $25.9 billion.

Chile. In October 2013, Chile increased its clean energy generation target to 20% by 2025, from their prior target of 10% by 2024. The target applies to new capacity contracted starting from June 2013 in Chile’s Central and Greater Northern Interconnected System, the two largest power systems in the country. With Chile’s electricity demand expected to almost double by 2025 to 105 TWh of power consumption annually, the 20% target represents a net addition of up to 7.4 GW of renewable capacity, according to Bloomberg New Energy Finance.

Chile is well positioned for substantial growth in renewable capacity through solar generation, driven by favorable conditions such as having some of the highest rates of solar insolation in the world, the new 20% renewable target by 2025, and, in some cases, solar generation already being competitive with wholesale pricing. According to Bloomberg New Energy Finance, 4.7 GW of solar installations are expected in Chile during the period from 2014 to 2020, requiring an aggregate investment of $6.8 billion.

Government Incentives for Solar Energy

Increasing concerns regarding additional energy requirements, grid architecture and distributed generation goals, security of energy supply, consequences of greenhouse gas emissions and fossil-fuel prices have resulted in support for governmental policies and programs at the federal, state, local and provincial level of our markets that support electricity generation from renewable energy sources such as solar power. These programs provide for various incentives and financial mechanisms, including, in the United States, accelerated tax depreciation, tax credits, cash grants and rebate programs, which serve to reduce the cost and to accelerate the adoption of renewable generation facilities. These incentives help catalyze private sector investments in renewable generation and efficiency measures, including the installation and operation of solar generation facilities. See “Business—Government Incentives” for a discussion of government programs and incentives applicable to our business.

BUSINESS

About TerraForm Power, Inc.

We are a dividend growth-oriented company formed to own and operate contracted clean power generation assets acquired from SunEdison and unaffiliated third parties. Our business objective is to acquire high-quality contracted cash flows, primarily from owning solar generation assets serving utility, commercial and residential customers. Over time, we intend to acquire other clean power generation assets, including wind, natural gas, geothermal and hydro-electricity, as well as hybrid energy solutions that enable us to provide contracted power on a 24/7 basis. We believe the renewable power generation segment is growing more rapidly than other power generation segments due in part to the emergence in various energy markets of “grid parity,” which is the point at which renewable energy sources can generate electricity at a cost equal to or lower than prevailing electricity prices. We expect retail electricity prices to continue to rise due to increasing fossil fuel commodity prices, required investments in generation plants and transmission and distribution infrastructure and increasing regulatory costs. We believe we are well-positioned to capitalize on the growth in clean power electricity generation, both through project originations and transfers from our Sponsor, as well as through acquisitions from unaffiliated third parties. We will benefit from the development pipeline, asset management experience and relationships of our Sponsor, which as of March 31, 2014 had a 3.6 GW pipeline of development stage solar projects, and approximately 1.9 GW of self-developed and third party developed solar power generation assets under management. Our Sponsor will provide us with a dedicated management team that has significant experience in clean power generation. We believe we are well-positioned for substantial growth due to the high-quality, diversification and scale of our project portfolio, the PPAs we have with creditworthy counterparties, our dedicated management team and our Sponsor’s project origination and asset management capabilities.

Our initial portfolio will consist of solar projects located in the United States and its unincorporated territories, Canada, the United Kingdom and Chile with total nameplate capacity of 807.7 MW. All of these projects will have long-term PPAs with creditworthy counterparties. The PPAs for these projects have a weighted average (based on MW) remaining life of 20 years as of March 31, 2014. We intend to rapidly expand and diversify our initial project portfolio by acquiring utility-scale and distributed clean power generation assets located in the United States, Canada, the United Kingdom and Chile, each of which we expect will also have a long-term PPA with a creditworthy counterparty. Growth in our project portfolio will be driven by our relationship with our Sponsor, including access to its project pipeline, and by our access to unaffiliated third party developers and owners of clean generation assets in our core markets.

Immediately prior to the completion of this offering, we will enter into the Support Agreement with our Sponsor, which will require our Sponsor to offer us additional qualifying projects from its development pipeline by the end of 2016 that are projected to generate an aggregate of at least $175.0 million of Projected FTM CAFD by the end of 2016. We refer to these projects as the “Call Right Projects.” Specifically, the Support Agreement requires our Sponsor to offer us:

•	after the completion of this offering and prior to the end of 2015, solar projects that have Projected FTM CAFD of at least $75.0 million; and

•	during calendar year 2016, solar projects that have Projected FTM CAFD of at least $100.0 million.

If the amount of Projected FTM CAFD of the projects we acquire under the Support Agreement through the end of 2015 is less than $75.0 million, or the amount of Projected FTM CAFD of the projects we acquire under the Support Agreement during 2016 is less than $100.0 million, our Sponsor has agreed that it will continue to offer sufficient Call Right Projects until the total Projected FTM CAFD aggregate commitment has been satisfied. The Call Right Projects that are specifically identified in the Support Agreement currently have a total nameplate capacity of 1.1 GW. We believe the currently identified Call Right Projects will be sufficient to satisfy a majority of the Projected FTM CAFD commitment for 2015 and between 15% and 40% of the Projected FTM CAFD commitment for 2016 (depending on the amount of project-level financing we use for such projects). The Support Agreement provides that our Sponsor is required to update the list of Call Right Projects with additional qualifying Call Right Projects from its pipeline until we have acquired projects under the Support Agreement that have the specified minimum amount of Projected FTM CAFD for each of the periods covered by the Support Agreement.

In addition, the Support Agreement grants us a right of first offer with respect to any solar projects (other than Call Right Projects) located in the United States and its unincorporated territories, Canada, the United Kingdom, Chile and certain other jurisdictions that our Sponsor decides to sell or otherwise transfer during the six-year period following the completion of this offering. We refer to these projects as the “ROFO Projects.” The Support Agreement does not identify the ROFO Projects since our Sponsor will not be obligated to sell any project that would constitute a ROFO Project. As a result, we do not know when, if ever, any ROFO Projects or other assets will be offered to us. In addition, in the event that our Sponsor elects to sell such assets, it will not be required to accept any offer we make to acquire any ROFO Project and, following the completion of good faith negotiations with us, our Sponsor may choose to sell such assets to a third party or not sell the assets at all.

We believe we are well-positioned to capitalize on additional growth opportunities in the clean energy industry as the demand for renewable energy among our customer segments is accelerating due to the emergence of grid parity in certain segments of our target markets, the lack of commodity price risk in renewable energy generation and strong political and social support. In addition, growth is driven by the ability to locate renewable energy generating assets at a customer site, which reduces our customers’ transmission and distribution costs. We believe that we are already capitalizing on the favorable growth dynamics in the clean energy industry, as illustrated by the following examples:

•	Grid Parity. We evaluate grid parity on an individual site or customer basis, taking into account numerous factors including the customer’s geographical location and solar availability, the terrain or roof orientation where the system will be located, cost to install, prevailing electricity rates and any demand or time-of-day use charges. One of our projects located in Chile provides approximately 100 MW of utility-scale power under a 20-year PPA with a mining company at a price below the current wholesale price of electricity in that region. We believe that additional grid parity opportunities will arise in other markets with growing energy demand, increasing power prices and favorable solar attributes.

•	Distributed Generation. We own and operate a 134.8 MW distributed generation platform with a footprint in the United States, Puerto Rico and Canada with commercial and residential customers who currently purchase electricity from us under long-term PPAs at prices at or below local retail electricity rates. These distributed generation projects reduce our customers’ transmission and distribution costs because they are located on the customer’s site. By bypassing the traditional electrical suppliers and transmission systems, distributed energy systems delink the customer’s electricity price from external factors such as volatile commodity prices and costs of the incumbent energy supplier. This makes it possible for distributed energy purchasers to buy electricity at predictable and stable prices over the duration of a long-term contract.

As our addressable market expands, we expect there will be significant additional opportunities for us to own clean energy generation assets and provide contracted, reliable power at competitive prices to the customer segments we serve, which we believe will sustain and enhance our future growth.

We intend to use a portion of CAFD generated by our project portfolio to pay regular quarterly cash dividends to holders of our Class A common stock. Our initial quarterly dividend will be set at $0.2257 per share of Class A common stock, or $0.9028 per share on an annualized basis. We established our initial quarterly dividend level based upon a targeted payout ratio of approximately 85% of projected annual CAFD. Our objective is to pay our Class A common stockholders a consistent and growing cash dividend that is sustainable on a long-term basis. Based on our forecast and the related assumptions and our intention to acquire assets with characteristics similar to those in our initial portfolio, we expect to grow our CAFD and increase our quarterly cash dividends over time. We intend to target a 15% compound annual growth rate in our CAFD per unit over the three year period following completion of this offering. This target is based on, and supported by, our Sponsor’s $175.0 million aggregate Projected FTM CAFD commitment to us under the Support Agreement and our track record of successful project acquisitions from unaffiliated third parties, which will provide us the opportunity to grow our CAFD following this offering. While we believe our targeted growth rate is reasonable, it is based on estimates and assumptions regarding a number of factors, many of which are beyond our control, including the valuation of projects we acquire from third parties, our cost of capital, the ratio of debt to equity with respect to the financing of acquisitions and whether we have the financial resources to acquire the Call Right Projects and the timing of such acquisitions. In addition, the price for certain of the Call Right Projects will be determined in the future, and our Sponsor is not obligated to offer us such Unpriced Call Right Projects on terms that will allow us to achieve our targeted growth rate. Accordingly, we may not be able to consummate acquisitions with our Sponsor or unaffiliated third parties that enable us to achieve our targeted growth rate. Prospective investors should read “Cash Dividend Policy,” including our financial forecast and related assumptions, and “Risk Factors,” including the risks and uncertainties related to our forecasted results, completion of construction of projects and acquisition opportunities, in their entirety.

About our Sponsor

We believe our relationship with our Sponsor provides us with the opportunity to benefit from our Sponsor’s expertise in solar technology, project development, finance, management and operations. Our Sponsor is a solar industry leader based on its history of innovation in developing, financing and operating solar energy projects and its strong market share relative to other U.S. and global installers and integrators. As of March 31, 2014, our Sponsor had a development pipeline of approximately 3.6 GW and solar power generation assets under management of approximately 1.9 GW, comprised of over 900 solar generation facilities across 12 countries. These projects were managed by a dedicated team using three renewable energy operation centers globally. As of March 31, 2014, our Sponsor had approximately 2,200 employees. After completion of this offering, our Sponsor will own 100.0% of our outstanding Class B units and will hold all of the IDRs.

Purpose of TerraForm Power, Inc.

We intend to create value for the holders of our Class A common stock by achieving the following objectives:

•	acquiring long-term contracted cash flows from clean power generation assets with creditworthy counterparties;

•	growing our business by acquiring contracted clean power generation assets from our Sponsor and third parties;

•	capitalizing on the expected high growth in the clean power generation market, which is projected to require over $2.9 trillion of investment over the period from 2013 through 2020, of which $802 billion is expected to be invested in solar PV generation assets;

•	creating an attractive investment opportunity for dividend growth-oriented investors;

•	creating a leading global clean power generation asset platform, with the capability to increase the cash flow and value of the assets over time; and

•	gaining access to a broad investor base with a more competitive source of equity capital that accelerates our long-term growth and acquisition strategy.

Our Business Strategy

Our primary business strategy is to increase the cash dividends we pay the holders of our Class A common stock over time. Our plan for executing this strategy includes the following:

Focus on long-term contracted clean power generation assets.    Our initial portfolio and any Call Right Projects that we acquire pursuant to the Support Agreement will have long-term PPAs with creditworthy counterparties. We intend to focus on owning and operating long-term contracted clean power generation assets with proven technologies, low operating risks and stable cash flows consistent with our initial portfolio. We believe industry trends will support significant growth opportunities for long-term contracted power in the clean power generation segment as various markets around the world reach grid parity.

Grow our business through acquisitions of contracted operating assets.    We intend to acquire additional contracted clean power generation assets from our Sponsor and unaffiliated third parties to increase our cash available for distribution. The Support Agreement provides us with (i) the option to acquire the identified Call Right Projects, which currently represent an aggregate nameplate capacity of approximately 1.1 GW, and additional projects from SunEdison’s development pipeline that will be designated as Call Right Projects under the Support Agreement to satisfy the aggregate Projected FTM CAFD commitment of $175.0 million and (ii) a right of first offer on the ROFO Projects. In addition, we expect to have significant opportunities to acquire other clean power generation assets from third party developers, independent power producers and financial investors. We believe our knowledge of the market, third party relationships, operating expertise and access to capital will provide us with a competitive advantage in acquiring new assets.

Attractive asset class.    We intend to initially focus on the solar energy segment because we believe solar is currently the fastest growing segment of the clean power generation industry in which to own assets and deploy long-term capital due to the predictability of solar power cash flows. In particular, we believe the solar segment is attractive because there is no associated fuel cost risk and solar technology has become highly reliable and, based on the experience of our Sponsor, requires low operational and maintenance expenditures and a low level of interaction from managers. Solar projects also have an expected life which can exceed 30 to 40 years. In addition, the solar energy generation projects in our initial portfolio generally operate under long-term PPAs with terms of up to 20 years.

Focus on core markets with favorable investment attributes.    We intend to focus on growing our portfolio through investments in markets with (i) creditworthy PPA counterparties, (ii) high clean energy demand growth rates, (iii) low political risk, stable market structures and well-established legal systems, (iv) grid parity or the potential to reach grid parity in the near term and (v) favorable government policies to encourage renewable energy projects. We believe there will be ample opportunities to acquire high-quality contracted power generation assets in markets with these attributes. While our current focus is on solar generation assets in the United States and its unincorporated territories, Canada, the United Kingdom and Chile, we will selectively consider acquisitions of contracted clean generation sources in other countries.

Maintain sound financial practices.    We intend to maintain our commitment to disciplined financial analysis and a balanced capital structure. Our financial practices will include (i) a risk and credit policy focused on transacting with creditworthy counterparties, (ii) a financing policy focused on achieving an optimal capital structure through various capital formation alternatives to minimize interest rate and refinancing risks, and (iii) a dividend policy that is based on distributing the cash available for distribution generated by our project portfolio (after deducting appropriate reserves for our working capital needs and the prudent conduct of our business). Our initial dividend was established based on our targeted payout ratio of approximately 85% of projected cash available for distribution. See “Cash Dividend Policy.”

Our Competitive Strengths

We believe our key competitive strengths include:

Scale and diversity.    Our initial portfolio and the Call Right Projects will provide us with significant diversification in terms of market segment, counterparty and geography. These projects, in the aggregate, represent 807.7 MW of nameplate capacity, which are expected to consist of 672.9 MW of nameplate capacity from utility projects and 134.8 MW of nameplate capacity of commercial, industrial, government and residential customers. Of the projects in our initial portfolio, only three account for more than $10.0 million of our forecasted CAFD for the 12 months ending December 31, 2015 and no single project accounts for more than approximately 20% of our forecasted CAFD for the same period. Our diversification reduces our operating risk profile and our reliance on any single market or segment. We believe our scale and geographic diversity improve our business development opportunities through enhanced industry relationships, reputation and understanding of regional power market dynamics.

Stable, high-quality cash flows.    Our initial portfolio of projects, together with the Call Right Projects and third party projects that we acquire, will provide us with a stable, predictable cash flow profile. We sell the electricity generated by our projects under long-term PPAs with creditworthy counterparties. As of March 31, 2014, the weighted average (based on MW) remaining life of our PPAs was 20 years. The weighted average credit rating (based on nameplate capacity) of the counterparties to the PPAs for the projects in our initial portfolio is A-/A3, which includes only those counterparties that are rated by S&P, Moody’s or both (representing approximately 92% of the total MW of our initial portfolio). All of our projects have highly predictable operating costs, in large part due to solar facilities having no fuel cost and reliable technology. Finally, based on our initial portfolio of projects, we do not expect to pay significant federal income taxes in the near term.

Newly constructed portfolio.    We benefit from a portfolio of relatively newly constructed assets, with most of the projects in our initial portfolio having achieved COD within the past three years. All of the Call Right Projects are expected to achieve COD by the end of 2016. The projects in our initial portfolio and the Call Right Projects utilize proven and reliable technologies provided by leading equipment manufacturers and, as a result, we expect to achieve high generation availability and predictable maintenance capital expenditures.

Relationship with SunEdison.    We believe our relationship with our Sponsor provides us with significant benefits, including the following:

•

Strong asset development and acquisition track record.    Over the last five calendar years, our Sponsor has constructed or acquired solar power generation assets with an aggregate nameplate capacity of 1.4 GW and is currently constructing additional solar power generation assets expected to have an aggregate nameplate capacity of approximately 504 MW. Our Sponsor has been one of the top five developers and installers of solar energy facilities in the world in each of the past four years based on megawatts installed. In addition, our Sponsor had a 3.6 GW pipeline of development stage solar projects as of March 31, 2014. Our Sponsor’s operating history demonstrates its organic project development capabilities and its ability to work with third party developers and asset owners in our target markets. We believe our Sponsor’s relationships, knowledge and employees will facilitate our ability to acquire operating projects from our Sponsor and unaffiliated third-parties in our target markets.

•	Project financing experience. We believe our Sponsor has demonstrated a successful track record of sourcing long duration capital to fund project acquisitions, development and construction. Since 2005, our Sponsor has raised approximately $5 billion in long-term, non-recourse project financing for hundreds of projects. We expect that we will realize significant benefits from our Sponsor’s financing and structuring expertise as well as its relationships with financial institutions and other providers of capital.

•	Management and operations expertise. We will have access to the significant resources of our Sponsor to support the growth strategy of our business. As of March 31, 2014, our Sponsor had over 1.9 GW of projects under management across 12 countries. Approximately 16.0% of these projects are third party power generation facilities, which demonstrates our Sponsor’s collaboration with multiple solar developers and owners. These projects utilize 30 different module types and inverters from 12 different manufacturers. In addition, our Sponsor maintains three renewable energy operation centers to service assets under management. Our Sponsor’s operational and management experience helps ensure that our facilities will be monitored and maintained to maximize their cash generation.

Dedicated management team.    Under the Management Services Agreement, our Sponsor has committed to provide us with a dedicated team of professionals to serve as our executive officers and other key officers. Our officers have considerable experience in developing, acquiring and operating clean power generation assets, with an average of over nine years of experience in the sector. For example, our President and Chief Executive Officer has served as the President of SunEdison’s solar energy business since November 2009. Our management team will also have access to the other significant management resources of our Sponsor to support the operational, financial, legal and regulatory aspects of our business.

Our management team includes certain individuals that were previously employed by Everstream, a private equity investment firm that specializes in energy infrastructure projects and that assisted in the early stage diligence and acquisition of certain projects.

Our Portfolio

Our initial portfolio will consist of solar projects located in the United States and its unincorporated territories, Canada, the United Kingdom and Chile with total nameplate capacity of 807.7 MW. All of these projects will have long-term PPAs with creditworthy counterparties. The PPAs for the projects with executed PPAs have a weighted average (based on MW) remaining life of 20 years as of March 31, 2014 that we believe will provide predictable and sustainable cash flows to fund regular quarterly cash distributions that we intend to pay holders of our Class A common stock. We intend to rapidly expand and diversify our initial project portfolio by acquiring clean utility-scale and distributed generation assets located in the United States, Canada, the United Kingdom and Chile, each of which we expect will also have a long-term PPA with a creditworthy counterparty. Growth in our project portfolio will be driven by our relationship with our Sponsor, including access to its project pipeline, and by our access to unaffiliated third party developers and owners of clean generation assets in our core markets. All the projects in our initial portfolio have already reached COD or are expected to reach COD prior to the end of 2014, while the Call Right Projects generally are not expected to reach COD until the fourth quarter of 2014 or later.

We will have the right to acquire additional Call Right Projects set forth in the table below under the heading “Unpriced Call Right Projects” at prices that will be determined in the future. The price for each Call Right Project will be the fair market value. The Support Agreement provides that we will work with our Sponsor to mutually agree on the fair market value, but if we are unable to, we and our Sponsor will engage a third-party advisor to determine the fair market value, after which we have the right (but not the obligation) to acquire such Call Right Project. Until the price for an Unpriced Call Right Project is mutually agreed to by us and our Sponsor, in the event our Sponsor receives a bona fide offer for a Call Right Project from a third party, we will have the right to match any price offered by such third party and acquire such Call Right Project on the terms our Sponsor could obtain from the third party. After the price for a Call Right Asset has been agreed and until the total aggregate Projected FTM CAFD commitment has been satisfied, our Sponsor may not market, offer or sell that Call Right Asset to any third party without our consent. The Support Agreement will further provide that our Sponsor is required to offer us additional qualifying Call Right Projects from its pipeline on a quarterly basis until we have acquired projects under the Support Agreement that have the specified minimum amount of Projected FTM CAFD for each of the two periods covered by the Support Agreement. Our Sponsor may not sell, transfer, exchange, pledge or otherwise dispose of the IDRs that it holds to any third party (other than its controlled affiliates) until after it has satisfied its $175.0 million aggregate Projected FTM CAFD commitment to us in accordance with the Support Agreement. We cannot assure you that we will be offered these Call Right Projects on terms that are favorable to us. See “Certain Relationships and Related Party Transactions—Project Support Agreement” for additional information.

Initial Portfolio

The following table provides an overview of the assets that will comprise our initial portfolio:

Project Names	Location	Commercial Operations Date(1)	Nameplate Capacity (MW)(2)	# of Sites	Project Origin(3)	Offtake Agreements
						Counterparty	Counterparty Credit Rating(4)	Remaining Duration of PPA (Years)(5)
Distributed Generation:
U.S. Projects 2014	U.S.	Q2 2014-Q4 2014	46.0	41	C	Various utilities, municipalities and commercial entities(6)	A+, A1	19
Summit Solar Projects	U.S.	2007-2014	19.6	50	A	Various commercial and	A, A2	14
						governmental entities

	Canada	2011-2013	3.8	7	A	Ontario Power Authority	A-, Aa1	18

Enfinity	U.S.	2011-2013	15.7	16	A	Various commercial, residential and governmental entities	A, A2	18

U.S. Projects 2009-2013	U.S.	2009-2013	15.2	73	C	Various commercial and	BBB+, Baa1	16
						governmental entities(6)

California Public Institution	U.S.	Q4 2013-Q3 2014	13.5	5	C	State of California Department of Corrections and Rehabilitation	A, A1	20
MA Operating	U.S.	Q3 2013-Q4 2013	12.2	4	A	Various municipalities	A+, A1	20
SunE Solar Fund X	U.S.	2010-2011	8.8	12	C	Various utilities, municipalities and commercial entities	AA, Aa2	17

Subtotal			134.8	208

Utility:
Regulus Solar	U.S.	Q4 2014	81.9	1	C	Southern California Edison	BBB+, A3	20
North Carolina Portfolio	U.S.	Q4 2014	26.0	4	C	Duke Energy Progress	BBB+, Baa2	15
Atwell Island	U.S.	Q1 2013	23.5	1	A	Pacific Gas & Electric Company	BBB, A3	24
Nellis	U.S.	Q4 2007	14.1	1	A	U.S. Government (PPA); Nevada Power Company (RECs)(6)	AA+, Aaa, BBB+, Baa2	14
Alamosa	U.S.	Q4 2007	8.2	1	C	Xcel Energy	A-, A3	14
CalRENEW-1	U.S.	Q2 2010	6.3	1	A	Pacific Gas & Electric Company	BBB, A3	16
Marsh Hill	Canada	Q4 2014	18.7	1	A	Ontario Power Authority	A-, Aa1	20
SunE Perpetual Lindsay	Canada	Q4 2014	15.5	1	C	Ontario Power Authority	A-, Aa1	20
Stonehenge Q1	U.K.	Q2 2014	41.1	3	A	Statkraft AS	A-, Baa1	15
Stonehenge Operating	U.K.	Q1 2013-Q2 2013	23.6	3	A	Total Gas & Power Limited	NR, NR	14
Says Court	U.K.	Q2 2014	19.8	1	C	Statkraft AS	A-, Baa1	15
Crucis Farm	U.K.	Q3 2014	16.1	1	C	Statkraft AS	A-, Baa1	15
Norrington	U.K.	Q2 2014	11.2	1	A	Statkraft AS	A-, Baa1	15
CAP(7)	Chile	Q1 2014	101.2	1	C	Compañía Minera del Pacífico (CMP)	BBB-, NR	20
Mt. Signal(8)	U.S.	Q1 2014	265.7	1	A	San Diego Gas & Electric	A, A1	25

Subtotal			672.9	22

Total Initial Portfolio			807.7	230

(1)	Represents date of actual or anticipated COD, as applicable, unless otherwise indicated.
(2)	Nameplate capacity represents the maximum generating capacity at standard test conditions of a facility multiplied by our percentage ownership of that facility (disregarding any equity interests by any tax equity investor or lessor under any sale-leaseback financing or of any non-controlling interests in a partnership) . Generating capacity may vary based on a variety of factors discussed elsewhere in this prospectus.
(3)

Projects which have been contributed by our Sponsor, or “Contributed Projects,” are reflected in the Predecessor’s combined consolidated historical financial statements, and are identified with a “C” above. Projects which have been acquired or are probable of being acquired, contemporaneously with the completion of this offering, each an “Acquisition” or “Acquired Project,” are identified with an “A” above and for the period prior to ownership in the unaudited pro forma consolidated financial statements.
(4)	For our Distributed Generation projects with one counterparty and for our Utility projects the counterparty credit rating reflects the counterparty’s or guarantor’s issuer credit ratings issued by Standard & Poor’s Ratings Services, or “S&P,” and Moody’s Investors Service Inc., or “Moody’s.” For Distributed Generation projects with more than one counterparty the counterparty credit rating represents a weighted average (based on nameplate capacity) credit rating of the project’s counterparties that are rated by S&P, Moody’s or both. The percentage of counterparties that are rated by S&P, Moody’s or both (based on nameplate capacity) of each of our Distributed Generation projects is as follows:

•	U.S. Projects 2014: 82%
•	Summit Solar Projects (U.S.): 21%
•	Summit Solar Projects (Canada): 100%
•	Enfinity: 85%
•	U.S. Projects 2009-2013: 35%
•	U.S. State Prison Projects: 100%
•	MA Operating: 100%
•	SunE Solar Fund X: 89%

(5)	Calculated as of March 31, 2014. For distributed generation projects, the number represents a weighted average (based on nameplate capacity) remaining duration. For Nellis, the number represents the remaining duration of the REC contract.
(6)	The REC contract for the Nellis project, which represents over 90% of the expected revenues, has remaining duration of approximately 13 years. The PPA of the Nellis project has an indefinite term subject to 1 year reauthorizations.
(7)	The PPA counterparty has the right, under certain circumstances, to purchase up to 40% of the project equity from us pursuant to a predetermined purchase price formula. See “—Our Portfolio—Initial Portfolio—Utility Projects—CAP.”
(8)	The Mt. Signal project is currently owned by Imperial Valley Solar 1 Holdings II, LLC, the entity we will acquire concurrently with the completion of this offering. See “Summary—Organizational Transactions.”

Distributed Generation Projects

Distributed generation solar energy systems provide customers with an alternative to traditional utility energy suppliers. Distributed resources are smaller in unit size and can be installed at a customer’s site, removing the need for lengthy transmission and distribution lines. By bypassing the traditional utility suppliers, distributed energy systems delink the customer’s price of power from external factors such as volatile commodity prices, costs of the incumbent energy supplier and some transmission and distribution charges. This makes it possible for distributed energy purchasers to buy energy at a predictable and stable price over a long period of time.

PPAs for certain of the U.S. distributed generation projects allow the offtake purchaser to purchase the applicable project from us at prices equal to the greater of a specified amount in the PPA or fair market value. In addition, certain PPAs allow the offtake purchaser to terminate the PPA in the event operating thresholds or performance measures are not achieved within specified time periods, and by the payment of an early termination fee, which requires us to remove the project from the off-taker’s site. These operating thresholds and performance measures noted above are readily achievable in the normal operation of the projects.

U.S. Projects 2014

Our U.S. Projects 2014 portfolio consists of approximately 41 canopy, groundmount and rooftop solar generation facilities currently under construction with an aggregate nameplate capacity of approximately 46.0 MW located in Arizona, California, Connecticut, Georgia, Massachusetts, New

Jersey, New York and Puerto Rico, all of which have either reached COD or are expected to reach

COD in 2014. The projects have been designed and engineered, and are being constructed pursuant to fixed-price turn-key EPC contracts with an affiliate of our Sponsor. An affiliate of our Sponsor will provide day-to-day operations and maintenance services under 8-year O&M agreements, whose terms may be extended for additional 12-year periods upon the mutual agreement between us and our Sponsor. We have a 100% ownership interest in all of the U.S. Projects 2014. The projects sell power to corporate entities (comprising 18.4 MW), municipalities (comprising 24.6 MW) and school districts (comprising 3.0 MW).

The projects sell all of their energy output under separate 15-20 year PPAs with various creditworthy counterparties, except for one project that has a PPA with a term of 10 years (2.7 MWs). In addition, many of the California projects receive incremental cash flows from five-year production based incentives from the California Solar Initiative. The projects also receive revenue from contracted and un-contracted RECs in the states of California, Connecticut, Massachusetts and New Jersey.

Summit Solar Projects

On May 22, 2014, the Company signed a purchase and sale agreement to acquire the equity interests in 23 solar energy systems located in the U.S. from Nautilus Solar PV Holdings, Inc. These 23 systems have a combined capacity of 19.6 MW. In addition, an affiliate of the seller owns certain interests in seven operating solar energy systems in Canada with a total capacity of 3.8 MW. In conjunction with the signing of the purchase and sale agreement to acquire the U.S. equity interests, the Company signed an asset purchase agreement to purchase the right and title to all of the assets of the Canadian facilities.

The Summit Solar Projects portfolio has an aggregate nameplate capacity of 23.7 MW and consists of 30 canopy, groundmount and rooftop solar generation facilities located in New Jersey, Florida, Maryland, Connecticut, California and Ontario. The projects commenced operations between October 2007 and June 2014. An affiliate of our Sponsor will provide day-to-day operations and maintenance services under 5-year O&M agreements, whose terms may be extended for additional 5-year periods upon the mutual agreement between us and our Sponsor.

The projects sell all of their output under 23 separate 15-20 year PPAs in the U.S. and 7 feed-in-tariff contracts in Canada to school districts, municipalities, municipal and public utilities, businesses, a community center, a public non-profit institute, a university and private schools. The projects also generate RECs, the majority of which are contracted with investment grade buyers at a fixed price for a period of up to ten years.

Seven of the Summit Solar Projects are financed pursuant to sale-leaseback transactions that commenced between November 2007 and December 2013. Additionally, 11 of the Summit Solar Projects have non-recourse project-level debt financing totaling $21.0 million as of March 31, 2014.

U.S. Projects 2009-2013

Our U.S. Projects 2009-2013 portfolio has an aggregate nameplate capacity of 15.2 MW and consists of: (i) a distributed generation portfolio consisting of 68 canopy, groundmount and rooftop solar generation facilities with an aggregate nameplate capacity of 13.2 MW located in California, Colorado, Connecticut, Massachusetts, New Jersey, and Oregon and (ii) a distributed generation portfolio consisting of 5 rooftop solar generation facilities with an aggregate nameplate capacity of 2.0 MW located in Puerto Rico. The projects in the United States commenced operations between 2009 and 2013. The projects in Puerto Rico commenced operations in the fourth quarter of 2012 through the fourth quarter of 2013. We have a 100% ownership interest in all of the U.S. Projects 2009-2013. The U.S. Projects 2009-2013 sell power to various corporate entities (comprising 8.3 MW), municipalities (comprising 3.7 MW), school districts (comprising 1.9 MW) and REIT/developer entities (comprising 1.3 MW). An affiliate of our Sponsor will provide day-to-day operations and maintenance services under long-term O&M agreements.

The projects in the United States sell all of their energy under 68 separate 15-20 year PPAs with various creditworthy counterparties, except for a 121 KW project that has a PPA with a term of 10 years. In addition, many of the U.S. projects receive incremental cash flows from 5-20 year production-based incentives from the California Solar Initiative and Colorado’s Xcel Solar*Rewards, respectively. The projects in the United States also receive revenue from contracted and un-contracted RECs in California, Connecticut, Massachusetts and New Jersey. The projects in Puerto Rico sell all of their energy under separate PPAs with various creditworthy counterparties and have 15-20 year terms.

Certain of the projects in the United States were partially financed with loans and term bonds. See “Description of Certain Indebtedness—Project-Level Financing Arrangements.”

Enfinity

Our Enfinity portfolio consists of operational distributed generation projects across six host customers having an aggregate nameplate capacity of 15.7 MW. The projects reached commercial operation between 2011 and 2013, and are located in Arizona, California, Colorado and Ohio. An affiliate of our Sponsor will provide day-to-day operations and maintenance services under 10-year O&M agreements, whose terms may be extended for additional 10-year periods upon the mutual agreement between us and our Sponsor.

Each of the projects sell all of their energy output under separate 15-20 year PPAs with various creditworthy counterparties. The PPA offtake agreements are with corporate entities (comprising 9.8 MWs), municipalities/government entities (comprising 3.7 MWs) and school districts (comprising 2.3 MWs). The projects also receive revenues from contracted RECs in Arizona and Colorado, and the California project receives incremental cash flows from a five-year production based incentive from the California Solar Initiative. The Denver Housing Authority, or “DHA,” Projects (2.5 MWs) are residential rooftop installations.

California Public Institutions

Our California Public Institutions projects consist of five separate groundmount solar generation facilities with an aggregate nameplate capacity of approximately 13.5 MW located in California. Three of the projects (representing approximately 9.3 MW) reached COD between December 2013 and March 2014 and the remaining two projects (representing approximately 4.2 MW) are currently under construction and expected to reach COD during 2014. The projects were designed, engineered and constructed (or are being constructed) pursuant to fixed-price turn-key EPC contracts with an affiliate of our Sponsor. An affiliate of our Sponsor will provide day-to-day operations and maintenance services under 20-year O&M agreements, whose terms may be extended upon the mutual agreement between us and our Sponsor.

Four projects supply electricity to prisons in California and one project supplies electricity to a hospital in California. All electricity output is sold pursuant to a 20-year PPA with the State of California acting through the Department of Corrections and Rehabilitation and the Department of State Hospitals, as applicable. In addition, the three operational projects receive incremental cash flows from five-year production based incentives through the California Solar Initiative.

Construction financing for the two projects still under construction is provided through our Sponsor’s revolving credit facility, which we expect to replace with a combination of tax equity financing and term loan term debt. Permanent financing for the California Public Institutions projects consists of up to approximately $37.2 million consisting of up to approximately $19.5 million of tax equity financing and up to approximately $17.7 million of non-recourse project-level term debt financing. As of March 31, 2014 approximately $13.5 million of tax equity financing had been provided and approximately $11.4 million term loan term debt had been incurred with respect to the three projects that had reached COD. See “Description of Certain Indebtedness—Project-Level Financing Arrangements” for a summary of the non-recourse project level debt financing.

Under the tax-equity financing arrangement our subsidiaries lease the projects to a master tenant. Currently, we have a 1% and the tax equity investor has a 99% ownership interest in the master tenant. On the fifth anniversary of the tax equity financing, we will have a 67% and the tax equity investor will have a 33% ownership interest in the master tenant. Distributions from the master tenant are not subject to restrictive covenants. Additionally, we have a 51% ownership interest and the master tenant has a 49% ownership in the holding company for the project subsidiaries.

MA Operating

Our MA Operating portfolio consists of four groundmount solar generation facilities with an aggregate nameplate capacity of 12.2 MW located in Massachusetts. The projects commenced operations in 2013. The projects were designed, engineered and constructed under an EPC contract with Gehrlicher Solar America Corp., and Gehrlicher Solar America Corp. also provides day-to-day operations and maintenance services under a 10-year O&M Agreement.

All electricity output is sold pursuant to a 20-year PPA with investment grade municipal customers. The PPA customer is obligated to pay us a fixed percentage of each virtual net metering credit generated by the solar generation facility. The virtual net metering credit is derived from the National Grid G-1 electricity tariff. In addition, the projects generate RECs through the end of 2023, the majority of which will be contracted for a period of at least five years with an investment grade buyer. See “Business—Government Incentives—United States” for details regarding these incentives.

SunE Solar Fund X

The SunE Solar Fund X consists of 12 distributed generation solar facilities with an aggregate nameplate capacity of approximately 8.8 MW located in California, New Mexico and Maryland. The projects achieved COD between June 2010 and February 2011. The projects were designed, engineered and constructed pursuant to EPC contracts with an affiliate of our Sponsor. An affiliate of our Sponsor will provide day-to-day operations and maintenance services under O&M agreements, whose terms will match those of the PPAs.

All electricity output is sold pursuant to 20-25 year PPAs to customers including the University of Maryland Eastern Shore (State of Maryland), City of Santa Fe, Sutter Auburn Faith Hospital, Pacific Bell Telephone Company and separate locations of California State University.

In addition, several of the projects receive incremental cash flows from production-based incentives through the California Solar Initiative. The projects also receive revenue from contracted RECs in the states of California, Maryland and New Mexico.

In 2010, our Sponsor entered into a sale-leaseback transaction with J.P. Morgan. A subsidiary of our Sponsor served as the lessee and a J.P. Morgan subsidiary as the lessor of the projects. On May 16, 2014, we executed a purchase and sale agreement to acquire J.P. Morgan’s equity interests in the project lessor under the sale-leaseback transaction. Effective on or before the completion of this offering, we will acquire 100% of the interests of both lessee and lessor of the project, and remove any interest J.P. Morgan had in the projects.

Utility Projects

Regulus Solar

Regulus Solar is a groundmount solar generation project located in Lamont, California with a nameplate capacity of approximately 81.9 MW. We expect the Regulus Solar project to reach COD by November 2014. The project is being designed, engineered, constructed and commissioned pursuant to an EPC agreement with an affiliate of our Sponsor. An affiliate of our Sponsor will provide day-to-day operations and maintenance services under a 5-year O&M agreement, which may be extended for additional 5-year periods upon the mutual agreement between us and our Sponsor.

All energy, capacity, green attributes and ancillary products and services from the facility will be sold to Southern California Edison pursuant to a PPA that expires in December 2034. Revenues will consist of a fixed payment based on production, which is adjusted by time-of-day factors resulting in higher payments during peak hours.

The development and construction of the Regulus Solar project has been financed with a $44 million development loan and a $120 million non-recourse construction financing which we expect to be repaid with tax equity and term financing proceeds prior to completion. The project’s security obligations under the PPA will be met by posting a letter of credit of approximately $24 million. See “Description of Certain Indebtedness—Project-Level Financing Arrangements” for a description of the project-level financing of the Regulus Solar project.

North Carolina Portfolio

The North Carolina Portfolio will consist of four groundmount solar generation facilities with an aggregate nameplate capacity of approximately 26.0 MW. All of these facilities are expected to reach COD during 2014. The facilities are being designed, engineered, constructed and commissioned pursuant to an EPC agreement with an affiliate of our Sponsor. An affiliate of our Sponsor will provide day-to-day operations and maintenance services under 10-year O&M agreements, whose terms may be extended for additional 10-year periods upon the mutual agreement between us and our Sponsor.

All energy and capacity generated by the North Carolina Portfolio will be sold to Progress Energy Carolinas pursuant to 15-year PPAs for fixed prices based on electricity production, which is adjusted by time-of-day factors resulting in higher payments during peak hours. The green attributes and ancillary products and services from the facilities are not subject to the PPAs and will be sold to various customers at market prices.

We expect to fund the construction of the North Carolina Portfolio through a revolving construction facility. We expect permanent financing to consist of tax equity, and currently do not expect to incur permanent debt financing with respect to this project.

Atwell Island

Atwell Island is a 23.5 MW solar generation facility located in Tulare County, California, which commenced operations in March 2013. The Atwell Island project was engineered, constructed and commissioned pursuant to an EPC agreement with Samsung Solar Construction Inc., who also subcontracted to a wholly owned subsidiary of Quanta Services Inc. This subsidiary provides day-to-day operations and maintenance services under a three-year O&M agreement that ends in March 2016. The term of the agreement may be extended based on mutual agreement between the parties.

The project sells 100% of its electricity generation, including environmental attributes and ancillary products and services from the facility, to Pacific Gas & Electric, or “PGE,” pursuant to a 25-year PPA that expires in March 2038. The price under the PPA is a stated price per MWh, which escalates annually for the remainder of the delivery term. The PPA price is also adjusted by time-of-day factors resulting in higher payments during peak hours.

We currently do not expect to incur debt financing with respect to this project. The project’s security obligations under the PPA were met by posting a letter of credit of approximately $6 million. The line of credit matures in May 2020.

Nellis

Nellis is a groundmount solar generation facility with a nameplate capacity of approximately 14.1 MW located on the Nellis Airforce Base, or “Nellis AFB,” near Las Vegas, Nevada. The facility reached COD in December 2007. The project company is structured as a limited liability company, in which we own the position of the investor member, while our Sponsor continues to hold the position of the managing member. An affiliate of our Sponsor will provide day-to-day operations and maintenance services under a 5-year O&M agreement, whose terms may be extended for additional 5-year periods upon the mutual agreement between us and our Sponsor.

The project company has a ground lease with Nellis AFB until January 1, 2028. The project derives approximately 90% of its revenues from a Portfolio Energy Credit Purchase Agreement with the Nevada Power Company, or “NPC.” Under the agreement, NPC purchases all of the Portfolio Energy Credits produced by the facility at a fixed rate for 20 years from January 1, 2008 to help meet NPC’s renewable energy portfolio obligations under Nevada law. The remaining revenues of the project come from the sale of energy and capacity generated by the project to Nellis AFB pursuant to an indefinite life PPA subject to one-year reauthorizations at the option of the United States federal government.

The Nellis project is financed with non-recourse project-level senior notes. See “Description of Certain Indebtedness—Project-Level Financing Arrangements.”

Alamosa

Our Alamosa project is a groundmount solar generation facility in Alamosa, Colorado with a nameplate capacity of approximately 8.2 MW. The project reached COD in the second half of 2007. The project was designed, engineered, constructed and commissioned by an affiliate of our Sponsor. An affiliate of our Sponsor will provide day-to-day operations and maintenance services under an O&M agreement, whose terms match those of the PPA.

All electricity and related environmental attributes produced by the Alamosa project are sold to the Public Service Company of Colorado through a long-term, fixed-price PPA. The payment is a fixed payment based on production and the agreement contracted period ends on December 31, 2027.

In 2007, our Sponsor entered into a sale-leaseback transaction with Union Bank, N.A., or “Union Bank.” A subsidiary of our Sponsor served as the lessee and a Union Bank subsidiary as the lessor of the project. In 2014, we acquired 100% of the interests of both the lessee and the lessor of the project and thus removed any interests that Union Bank had in the project.

CalRENEW-1

CalRENEW-1 is a groundmount solar generation facility located in Mendota, California with a nameplate capacity of approximately 6.3 MW. This facility reached COD in April 2010. The 50-acre site on which the facility is located is leased under a 40-year land lease. The facility was designed, engineered, constructed and commissioned pursuant to an EPC agreement with Golden State Utility Company. We intend for an affiliate of our Sponsor to provide day-to-day operation and maintenance services under a long-term O&M agreement.

All energy, capacity, green attributes and ancillary products and services from the facility are sold to PGE pursuant to a PPA that expires in April 2030. Revenues consist of a fixed payment based on production, which is adjusted based on time-of-day factors resulting in higher payments during peak hours.

We currently do not expect to incur debt financing with respect to this project. We intend to meet the project’s security obligations under the PPA by posting a letter of credit of approximately $1.7 million under the Revolver.

Marsh Hill

Our Marsh Hill project is a solar generation facility with a nameplate capacity of 18.7 MW located in the municipality of Scugog in eastern Ontario, Canada. The project is expected to reach COD before the end of 2014. We will own approximately 72% of the project. Pursuant to the regulatory requirements of the Province of Ontario FiT program, the original developer will retain approximately 28% of the project ownership which will be transferred to us upon COD. The project is being designed, engineered, constructed and commissioned pursuant to an EPC agreement with an affiliate of our Sponsor. An affiliate of our Sponsor will provide day-to-day operations and maintenance services under a 5-year O&M agreement, whose terms may be extended for additional 5-year periods upon the mutual agreement between us and our Sponsor.

All energy, capacity, green attributes and ancillary products and services from the facility are sold to the OPA pursuant to a PPA that expires 20 years after COD (approximately December 2034). Revenues consist of a fixed payment based on production, with no annual escalation.

Marsh Hill has two security letters of credit totaling C$750,000 issued and outstanding as per the terms of its OPA feed-in tariff contract. Both letters of credit are fully refundable at COD. There are currently no financing facilities in place for the Marsh Hill project.

SunE Perpetual Lindsay

Our SunE Perpetual Lindsay project is a groundmount solar generation facility with a nameplate capacity of approximately 15.5 MW located in Lindsay, Ontario, Canada, which is expected to reach COD in December 2014. We own 75% of the ownership interests in SunE Perpetual Lindsay. The remaining 25% of the ownership interests will be retained by the original developer of the project and will be transferred to us upon COD. The project is being designed, engineered, constructed and commissioned pursuant to an EPC agreement with an affiliate of our Sponsor. An affiliate of our Sponsor will provide day-to-day operations and maintenance services under a 5-year O&M agreement, whose terms may be extended for additional 5-year periods upon the mutual agreement between us and our Sponsor.

All energy, capacity, green attributes and ancillary products and services from the facility are sold to the Ontario Power Authority pursuant to a PPA that expires 20 years after COD (approximately September 2034). Revenues consist of a fixed payment based on production, with no annual escalation.

As of March 31, 2014, SunE Perpetual Lindsay had two security letters of credit totaling $750,000 issued and outstanding as per the terms of its Ontario Power Authority feed-in tariff contract. Both letters of credit are fully refundable at COD.

U.K. 2014 Projects

The U.K. 2014 Projects portfolio has an aggregate nameplate capacity of 88.2 MW and consists of the Stonehenge Q1 portfolio (the Fareham, Knowlton and Westwood projects) and the Norrington, Says Court and Crucis Farm projects. Our Stonehenge Q1 portfolio has a total nameplate capacity of approximately 41.1 MW. Our Norrington project has a nameplate capacity of approximately 11.2 MW, our Says Court project has a nameplate capacity of approximately 19.8 MW and our Crucis Farm project has a nameplate capacity of approximately 16.1 MW. Each of the projects except Crucis Farm is expected to reach COD in the second quarter of 2014. Crucis Farm is expected to reach COD in the third quarter of 2014. We have a 100% ownership interest in each of the projects.

Each of the projects is being constructed pursuant to an EPC contract with an affiliate of our Sponsor. Following COD, an affiliate of our Sponsor will provide operations and maintenance services under 10-year O&M agreements, which may be extended for additional 10-year terms at our election.

All of these projects sell all of their electricity, renewable obligation certificates, or “ROCs”, embedded benefits and Climate Change Levy Exemption Certificates, or “LECs,” under 15-year PPAs with an affiliate of Statkraft A/S. Pricing of the electricity sold under these PPAs, which is expected to constitute about 40% of the revenues under the PPAs, is fixed for the first four years of the PPAs, after which the price is subject to an adjustment based on current market prices (subject to a price floor). Pricing for ROCs, which is expected to constitute about 55% of the revenues under the PPAs, is fixed by U.K. laws or regulations for the entire PPA term. Pricing for LECs and embedded benefits, which jointly constitute about 5% of the revenues under the PPAs, is indexed to prices set by U.K. laws or regulations. See “Business—Government Incentives—United Kingdom” for details regarding these incentives.

Stonehenge Operating

The Stonehenge Operating portfolio has an aggregate nameplate capacity of 23.6 MW and consists of the Boyton Solar Park, KS SPV 24 and Sunsave 6 projects. Our Boyton Solar Park project has a nameplate capacity of approximately 6.2 MW and achieved COD in May 2013. Our KS SPV 24 project has a nameplate capacity of approximately 7.6 MW and achieved COD in June 2013. Our Sunsave 6 project has a nameplate capacity of approximately 9.8 MW and achieved COD in May 2013. Vogt Solar Ltd. provides day-to day operations and maintenance services to the projects under 2-year O&M agreements, which will be automatically renewed for an additional 3-year period unless the O&M operator proposes a qualified replacement contractor and that replacement is accepted by the project.

All of these projects sell all of their electricity, ROCs, embedded benefits and LECs under 15-year PPAs to Total Gas & Power Limited. Pricing of the electricity sold under these PPAs, which constitutes about 45% of the revenues under the PPAs, is fixed for the first five years of the PPAs, after which the price is subject to an adjustment based on the current market price (subject to a price floor). Pricing for ROCs, which is expected to constitute about 54% of the revenues under the PPAs, is fixed by U.K. laws or regulations for the entire PPA term. Pricing for LECs and embedded benefits, which jointly constitute about 1% of the revenues under the PPAs, is indexed to prices set by U.K. laws or regulations.

The Stonehenge Operating projects were financed with a €27.7 million term loan and a £6.2 million VAT loan. See “Description of Certain Indebtedness—Project-Level Financing Arrangements.”

CAP

Our CAP project is a groundmount photovoltaic power plant with a nameplate capacity of 101.2 MW located near the city of Copiapó in north-central Chile. It is connected to the Chilean central grid system (Sistema Interconectado Central) and reached COD on March 26, 2014. The project was designed, engineered and constructed pursuant to a construction contract with an affiliate of our Sponsor. An affiliate of our Sponsor will provide day-to-day operations and maintenance services under a 5-year O&M agreement, whose terms may be extended for additional 5-year periods upon the mutual agreement between us and our Sponsor.

All energy, capacity, green attributes and ancillary products and services from the facility are sold under a 20-year PPA with Compañía Minera del Pacífico, S.A., or “CMP,” an affiliate of CAP, S.A., a leading iron ore mining and steel company. The United States dollar denominated PPA serves as a contract for differences, pursuant to which CMP guarantees the payment of a fixed price per MWh of electricity produced, which price increases semiannually with inflation. In connection with the PPA, CAP and its affiliates were granted an option to acquire up to 40% of the shares of the project company from us pursuant to a predetermined purchase price formula. CAP can exercise this option during a period of two years from COD, which occurred in March 2014.

The project has been financed through a long term, non-recourse financing provided by the U.S. Government’s Overseas Private Investment Corporation and the International Finance Corporation, and through a VAT loan provided by Rabobank Chile. See “Description of Certain Indebtedness—Project-Level Financing Arrangements.”

Mt. Signal

Mt. Signal is a groundmount solar generation project located in Imperial County, California with a nameplate capacity of approximately 265.7 MW. Mt. Signal reached COD in three phases from Q4 2013 through Q1 2014. The project was designed, engineered, constructed and commissioned pursuant to an EPC agreement with an unaffiliated third party. An affiliate of our Sponsor will provide day-to-day operations and maintenance services under a five-year O&M agreement, which may be extended for additional five-year periods upon the mutual agreement between us and our Sponsor.

The project sells 100% of its electricity generation, including environmental attributes and ancillary products and services from the facility, to San Diego Gas & Electric, or “SDG&E,” (rated: A/A1) pursuant to a 25-year PPA that expires in March 2039. The price under the PPA is a stated price per MWh. The PPA price is also adjusted by time-of-day factors resulting in higher payments during peak hours.

Mt. Signal is financed with $415.7 million in non-recourse project-level senior notes. See “Description of Certain Indebtedness—Project-Level Financing Arrangements.”

Call Right Projects

The following table provides an overview of the Call Right Projects that are currently identified in the Support Agreement:

Project Names(1)	Location	Expected Acquisition Date(2)	Nameplate Capacity (MW)(3)	# of Sites
Priced Call Right Projects:

Ontario 2015 projects	Canada	Q1 2015 - Q4 2015	13.2	22
UK projects #1-6	U.K.	Q1 2015 - Q2 2015	139.0	6
Chile project #1	Chile	Q1 2015	69.0	1

Ontario 2016 projects	Canada	Q1 2016 - Q4 2016	10.8	18
Chile project #2	Chile	Q1 2016	94.0	1

Total Priced Call Right Projects			326.0	48

Unpriced Call Right Projects:

US DG 2H2014 & 2015 projects	U.S.	Q3 2014 - Q4 2015	137.3	115
US AP North Lake I	U.S.	Q3 2015	21.6	1
US Victorville	U.S.	Q3 2015	13.0	1
US Bluebird	U.S.	Q2 2015	7.8	1

US Western project #1	U.S.	Q2 2016	156.0	1
US Southwest project #1	U.S.	Q2 2016	100.0	1
Tenaska Imperial Solar Energy Center West(4)	U.S.	Q3 2016	72.5	1
US Island project #1	U.S.	Q2 2016	65.0	1
US Southeast project #1	U.S.	Q2 2016	65.0	1
US California project #1	U.S.	Q2 2016	54.2	1
US DG 2016 projects	U.S.	Q1 2016 - Q4 2016	45.9	8
US California project #2	U.S.	Q3 2016	44.8	1

Total Unpriced Call Right Projects			783.1	133

Total 2015 projects			400.9	147
Total 2016 projects			708.2	34

Total Call Right Projects			1,109.1	181

(1)	Our Sponsor may remove a project from the Call Right Project list effective upon notice to us if, in its reasonable discretion, a project is unlikely to be successfully completed. In that case, the Sponsor will be required to replace such project with one or more additional reasonably equivalent projects that have a similar economic profile.
(2)	Represents date of actual or anticipated acquisition unless otherwise indicated.
(3)	Nameplate capacity represents the maximum generating capacity at standard test conditions of a facility multiplied by our expected percentage ownership of such facility (disregarding any equity interests of any tax equity investor or lessor under any sale-leaseback financing or any non-controlling interests in a partnership). Generating capacity may vary based on a variety of factors discussed elsewhere in this prospectus.
(4)	Our Sponsor acquired an indirect 19.8% interest in the Tenaska Imperial Solar Energy Center West in July 2014 and has entered into an agreement to acquire an additional 19.8% interest in the Tenaska Imperial Solar Energy Center West project from Silver Ridge upon the project achieving COD. This acquisition is in addition to the acquisition of the Mt. Signal project from Silver Ridge which will occur concurrently with the completion of this offering. See “Summary—Organizational Transactions.” The 72.5 MW nameplate capacity included in the table above reflects a 39.6% interest in the 183 MW project. We expect the Tenaska Imperial Solar Energy Center West project to achieve COD in the second half of 2016. Our Sponsor’s acquisitions of the interest in the Tenaska Imperial Solar Energy Center West project are subject to certain regulatory approvals, including FERC approval and third-party consents, as well as customary closing conditions.

For a detailed description of the terms of the Support Agreement, see “Certain Relationships and Related Party Transactions—Project Support Agreement.”

Competition

Power generation is a capital-intensive business with numerous industry participants. We compete to acquire new projects with solar developers who retain solar power plant ownership, independent power producers, financial investors and certain utilities. We compete to supply energy to our potential customers with utilities and other providers of distributed generation. We believe that we compete favorably with our competitors based on these factors in the regions we service. We compete with other solar developers, independent power producers and financial investors based on our lower cost of capital, development expertise, pipeline, global footprint and brand reputation. To the extent we re-contract projects upon termination of a PPA or sell electricity into the merchant power market, we compete with traditional utilities primarily based on low cost of capital, generation located at customer sites, operations and management expertise, price (including predictability of price), green attributes of power, the ease by which customers can switch to electricity generated by our solar energy systems and our open architecture approach to working within the industry, which facilitates collaboration and project acquisitions.

Environmental Matters

We will be subject to environmental laws and regulations in the jurisdictions in which we own and operate solar and other renewable energy projects. These laws and regulations generally require that governmental permits and approvals be obtained both before construction and during operation of power plants. While we incur costs in the ordinary course of business to comply with these laws, regulations and permit requirements, we do not expect that the costs of compliance will have a material impact on our business, financial condition or results of operations. We also do not anticipate material capital expenditures for environmental controls for our projects in the next several years. These laws and regulations frequently change and often become more stringent, or subject to more stringent interpretation or enforcement, and therefore future changes could require us to incur materially higher costs.

Employees

Pursuant to the Management Services Agreement, we have a dedicated TerraForm Power management team, solely focused on managing and growing our business. We do not have any employees. The personnel that carry out these activities are employees of our Sponsor, and their services are provided to us or for our benefit under the Management Services Agreement. For a discussion of the individuals from our Sponsor’s management team that are expected to be involved in our business, see “Management” and “Executive Officer Compensation.”

Properties

See “—Our Portfolio” for a description of our principal properties.

Regulatory Matters

With the exception of the Regulus project and the Mt. Signal project, all of our U.S. solar projects are Qualifying Facilities under PURPA having net power production capacities of 20 MW (AC) or less. As a result, these projects and their project company owners are exempt under PURPA from ratemaking and certain other regulatory provisions of the FPA, from the books and records access provisions of PUHCA, and from state organizational and financial regulation of electric utilities. The Regulus project is a Qualifying Facility, but when it goes into operation it will have a net power production capacity of approximately 60 MW (AC). Accordingly, while the Regulus project has certain rights as a Qualifying Facility with respect to the sale and purchase of power to and from utilities, it and its project company owner, or the “Regulus ProjectCo,” will not be entitled to the regulatory exemptions available to our other Qualifying Facilities because of its size and will be regulated for most purposes as a public utility subject to the FPA. The Mt. Signal project is not a Qualifying Facility and is not entitled to any exemptions under PURPA. As a result, the Mt. Signal ProjectCo is regulated for all purposes as a public utility subject to the FPA, but it has the right to sell power at market-based rates and certain waivers as discussed below.

All of the solar project companies that we own outside of the United States are Foreign Utility Companies, or “FUCOs,” as defined in PUHCA. They are exempt from state organizational and financial regulation of electric utilities and from most provisions of PUHCA and the FPA.

The Mt. Signal ProjectCo has obtained market-based rate authority and associated blanket authorizations and waivers from FERC under the FPA, allowing it to sell energy, capacity and ancillary services at wholesale from the Mt. Signal Project at negotiated, market-based rates and exempting it from accounting record-keeping and reporting requirements imposed on public utilities under the FPA. The Mt. Signal ProjectCo is also an Exempt Wholesale Generator as defined under PUHCA, providing it and us (for purposes of our ownership of the Mt. Signal Project Co) with an exemption from the federal books and records access provisions of PUHCA and from regulation as a utility under California law.

The Regulus ProjectCo will similarly need to obtain market-based rate authorization prior to operation of the Regulus project as will the project company owners of all U.S. solar projects acquired by us that have a net power production capacity greater than 20 MW (AC). However, while still subject to the rate jurisdiction of FERC under the FPA, the project company owners of solar projects having a net power production greater than 20 MW (AC) but no more than 30 MW (AC) will receive exemption under PURPA from the books and records access provisions of PUHCA and from state organizational and financial regulation of electric utilities.

Under Section 203 of the FPA, pre-approval by FERC is generally required for any direct or indirect acquisition of control over, or merger or consolidation with, a “public utility” or in certain circumstances an “electric utility company,” as such terms are used for purposes of FPA Section 203. FERC generally presumes that the acquisition of direct or indirect voting power of 10% or more in an entity results in a change in control of such entity. Violation of Section 203 can result in civil or criminal liability under the FPA, including civil penalties of up to $1 million per day per violation, and the possible imposition of other sanctions by FERC, including the potential voiding of an acquisition made without prior authorization under Section 203. Depending upon the circumstances, liability for violation of FPA Section 203 may attach to a public utility, the parent holding company of a public utility or an electric utility company, or to an acquiror of the voting securities of such holding company or its public utility or electric utility company subsidiaries.

All of our solar generation project companies are electric utility companies, and certain of our project companies including Mt. Signal ProjectCo and the Regulus ProjectCo are or will become “public utilities” for purposes of FPA Section 203. Accordingly, in order to ensure compliance with FPA Section 203, our amended and restated certificate of incorporation will prohibit, in the absence of the prior written consent of our board of directors or prior authorization by FERC, any person from acquiring, through this offering or in subsequent purchases other than secondary market transactions, (i) an amount of our Class A common stock or Class B1 common stock that, after giving effect to such acquisition, would allow such purchaser together with its affiliates (as understood for purposes of FPA Section 203) to exercise 10% or more of the total voting power of the outstanding shares of our Class A common stock, Class B common stock and Class B1 common stock in the aggregate, or (ii) an amount of our Class A common stock or Class B1 common stock as otherwise determined by our board of directors sufficient to allow such purchaser together with its affiliates to exercise control over our company. Any acquisition of our Class A common stock or Class B1 common stock in violation of this prohibition shall not be effective to transfer record, beneficial, legal or any other ownership of such common stock, and the transferee shall not be entitled to any rights as a stockholder with respect to such common stock (including, without limitation, the right to vote or to receive dividends with respect thereto).

FERC has determined that an issuer and its subsidiaries will not be held liable under FPA Section 203 for secondary market transactions in the issuer’s voting securities (i.e., sales and purchases of the issuer’s voting securities in public markets of which the issuer has no knowledge). Accordingly, our amended and restated certificate of incorporation will not contain restrictions on the acquisition of our Class A common stock or Class B1 common stock in secondary market transactions. Nevertheless, an acquiror that is, or is an “affiliate” or an “associate company” of, a “holding company” (as defined in PUHCA) may have an obligation to file under FPA Section 203 to seek prior FERC approval for secondary market transactions. Such entities are advised to consult legal counsel concerning such acquisitions and prior to acquiring an amount of our Class A common stock or Class B1 common stock that would constitute 10% or more of the total voting power of the outstanding shares of our Class A common stock, Class B common stock and Class B1 common stock in the aggregate.

Our solar energy projects are also subject to compliance with the mandatory reliability standards developed by the North American Electric Reliability Corporation and approved by FERC under the FPA. In the United Kingdom, Canada and Chile, we are also generally subject to the regulations of the relevant energy regulatory agencies applicable to all producers of electricity under the relevant feed-in tariff regulations (including the feed-in tariff rates); however we are generally not subject to regulation as a traditional public utility, i.e., regulation of our financial organization and rates other than feed-in tariff rates.

Additionally, interconnection agreements are required for virtually all of our projects. Depending on the size of the system and state law requirements, interconnection agreements are between the local utility and either us or our customer in the United States, Canada, the United Kingdom or Chile. In almost all cases, interconnection agreements are standard form agreements that have been preapproved by FERC (in the United States), the local public utility commission, or “PUC,” or other regulatory body with jurisdiction over interconnection agreements.

Government Incentives

Each of the United States, Canada, the United Kingdom and Chile has established various incentives and financial mechanisms to reduce the cost of solar energy and to accelerate the adoption of solar energy. These incentives, which include tax credits, cash grants, tax abatements, rebates and renewable energy credits or green certificates and net energy metering, or “net metering,” programs. These incentives help catalyze private sector investments in solar energy and efficiency measures. Set forth below is a summary of the various programs and incentives that we expect will apply to our business.

United States

Federal Government Support for Solar Energy

The federal government provides an uncapped investment tax credit, or “Federal ITC,” that allows a taxpayer to claim a credit of 30% of qualified expenditures for a residential or commercial solar energy system that is placed in service on or before December 31, 2016. This credit is scheduled to reduce to 10% effective January 1, 2017. Solar energy systems that began construction prior to the end of 2011 are eligible to receive a 30% federal cash grant paid by the United States Treasury

Department under section 1603 of the American Recovery and Reinvestment Act of 2009, or the “U.S. Treasury grant,” in lieu of the Federal ITC. The federal government also provides accelerated depreciation for eligible solar energy systems. Based on our current portfolio of assets, we will benefit from an accelerated tax depreciation schedule, and we will rely on financing structures that monetize a substantial portion of these benefits and provide financing for our solar energy systems at the lowest cost of capital.

State Government Support for Solar Energy

Many states offer a personal and/or corporate investment or production tax credit for solar energy systems, which is additive to the Federal ITC. Further, more than half of the states, and many local jurisdictions, have established property tax incentives for renewable energy systems that include exemptions, exclusions, abatements and credits. We expect to finance certain of our solar power projects with a tax equity financing structure, whereby the tax equity investor is a member holding equity in the limited liability company that directly or indirectly owns the solar power project and receives the benefits of various tax credits.

Many state governments, utilities, municipal utilities and co-operative utilities offer a rebate or other cash incentive for the installation and operation of a solar energy system or energy efficiency measures. Capital costs or “up-front” rebates provide funds to solar customers based on the cost, size or expected production of a customer’s solar energy system. Performance-based incentives provide cash payments to a system owner based on the energy generated by their solar energy system during a pre-determined period, and they are paid over that time period. Some states also have established FiT programs that are a type of performance-based incentive where the system owner-producer is paid a set rate for the electricity their system generates over a set period of time.

Forty-three states have a regulatory policy known as net metering. Net metering typically allows our customers to interconnect their on-site solar energy systems to the utility grid and offset their utility electricity purchases by receiving a bill credit at the utility’s retail rate for energy generated by their solar energy system in excess of electric load that is exported to the grid. At the end of the billing period, the customer simply pays for the net energy used or receives a credit at the retail rate if more energy is produced than consumed. Some states require utilities to provide net metering to their customers until the total generating capacity of net metered systems exceeds a set percentage of the utilities’ aggregate customer peak demand.

Some of our projects in Massachusetts participate in what is known as Virtual Net Metering, or “VNM.” VNM in Massachusetts enables solar systems to be sited remotely from the customer’s meter and still receive a credit against their monthly electricity bill. We bill the customer at a fixed rate or for a percentage of the credit they received which is derived from the G-1 electricity tariff. In addition, multiple customers may be designated as credit recipients from a project, provided they are all within the same Local Distribution Company, or “LDC,” service territory and load zone. The VNM structure provides a material electricity offtaker credit enhancement for our projects by creating the ability to sell to hundreds of entities that are located remotely from the project location within the required area. The authority for VNM in Massachusetts was established by the Green Communities Act of 2007 and would require a change in law to repeal the program.

Many states also have adopted procurement requirements for renewable energy production. Twenty-nine states have adopted a renewable portfolio standard that requires regulated utilities to procure a specified percentage of total electricity delivered to customers in the state from eligible renewable energy sources, such as solar energy systems, by a specified date. To prove compliance with such mandates, utilities must surrender renewable energy certificates, or RECs. System owners often are able to sell RECs to utilities directly or in REC markets.

United States state RPS and targets have been a key driver of the expansion of solar power and will continue to drive solar power installations in many areas of the United States. As of March 2013, 29 states and the District of Columbia had RPS in place, and ten other states had non-binding goals supporting renewable energy. The following chart represents renewable portfolio programs, standards and targets by state as of March 2013:

Overview of U.S. State RPS and Targets

Source: Database of State Incentives for Renewables & Efficiency, U.S. Department of Energy

Canada

Federal Government Support for Renewable Energy

While provincial governments have jurisdiction over their respective intra-provincial electricity markets, from 2007 to 2011, the Canadian federal government supported the development of renewable energy through its ecoENERGY for Renewable Power program, or “ecoEnergy federal incentive,” which resulted in a total of 104 projects qualifying for funds, and will represent cash incentives of approximately C$1.4 billion over 14 years and encouraged an aggregate of approximately 4,500 MW of new renewable energy generating capacity. The program is now fully subscribed, and the Canadian federal government has not signaled an intention to renew it.

Provincial Government Support for Renewable Energy

Provincial governments have been active in promoting renewable energy in general and solar power in particular through RPS as well as through RFPs and FiT programs for renewable energy. Several provinces are currently preparing new RFPs for renewable energy. Current provincial targets for renewable energy in those provinces with stated targets are outlined below.

Ontario.    In 2009, the Green Energy and Green Economy Act, 2009 was passed into law and the Ontario Power Authority launched its FiT program, which offers stable prices under long-term contracts for electricity generation from renewable energy. In November 2010, the Ontario Ministry of Energy, or “MoE,” released the draft Supply Mix Directive and Long Term Energy Plan, or “LTEP.” Ontario, one of our markets, has been a leader in supporting the development of renewable energy through the LTEP, which calls for 10,700 MW of renewable energy generating capacity (excluding small-scale hydro electricity power) by 2018. Ontario was also the first jurisdiction in North America to introduce a FiT program, which has resulted in contracts being executed for approximately 4,546 MW of electricity generating capacity as of January 31, 2013. These new contract awards under the FiT program, along with previously-awarded PPAs, suggests Ontario is close to meeting its current RPS by 2015, provided that all of the currently-contracted projects are successfully developed, financed and constructed.

In April and July of 2012, the MoE implemented version 2.0 of the FiT program, which, among other things, reduced contract prices for new solar power projects, limited the acceptance of applications to specific application windows, and prioritized projects based upon project type (community participation, Aboriginal participation, public infrastructure participation), municipal and Aboriginal support, project readiness and electricity system benefit. The revisions to the FiT program do not affect FiT contracts issued prior to October 31, 2011. Prices under the FiT program will be reviewed annually, with prices established in November that will take effect January 1 of the following year. Such price changes do not affect previously issued FiT contracts but, rather, only FiT contracts to be entered into subsequent to the price change. The revisions may, however, make project economics less attractive (because of the PPA price reduction) and by granting priority points or status to certain types of projects, may make it more difficult to obtain PPAs in the future.

Other Provinces.    Provincial support for renewable energy in other provinces includes the following objectives:

•	British Columbia: To achieve energy self-sufficiency by 2016 with at least 93% of net electricity generation from clean or renewable sources.

•	New Brunswick: To generate 10% of net electricity generation from new renewable sources by 2016.

•	Nova Scotia: To generate 25% and 40% of net electricity generation from new (post-2001) sources of renewable energy by 2015 and 2020, respectively.

United Kingdom

Renewables Obligation

In the United Kingdom, a RPS based on the Renewables Obligation Order 2009, or “RO,” supports renewable electricity generation by placing an obligation on licensed electricity suppliers to submit ROCs each year or else pay a buy-out price. Suppliers source ROCs from generators of electricity from renewable sources. The aggregate number of ROCs required to be retired by the electricity companies each year is set by the government prior to such year based on the predicted generation (supply of ROCs) plus a “headroom” of 10%. This minimizes the risk of supply of ROCs exceeding the obligation in any year and provides for stable prices, as some market participants will generally have to pay the buy-out price, which is set by law and increases by inflation every year. The total buy-out prices received by the government are redistributed, net of the costs of the Office for Gas and Electricity Markets, or “OFGEM,” pro rata among all electricity companies that have submitted ROCs (the so-called “ROC recycle value”). OFGEM, the regulator of electricity and gas markets in Great Britain, administers the process for granting these green energy certificates. OFGEM awards ROCs according to the generating station’s metered output, provided that generator is awarded different amounts of ROCs for each MWh of generation depending on the technology used and the date the relevant facility is connected to the relevant distribution or transmission network and commissioned (the “ROC banding levels”). Accredited renewable energy generators must submit the monthly electricity output data from their projects to OFGEM based on a meter installed at the project site. OFGEM will register the relevant number of ROCs under the generator’s account based on such output on the Renewables and CHP Register, at which time the renewable energy generator is free to sell or transfer such ROCs to third parties. ROCs are then tradeable commodities whose price is agreed by selling ROCs through online auctions or by the generator and its offtaker in the relevant PPA or offtake agreement.

The U.K. government has a policy intent not to modify the ROC banding levels for projects after they are accredited for the RO, subject to limited exceptions which are not relevant to solar PV generating stations, which is referred to as grandfathering. In December 2012, the United Kingdom Department of Energy and Climate Change, or “DECC,” announced the banding levels for ground-mounted solar PV for the period April 2013 to March 2017. The ground-mounted solar PV banding level applicable for projects connected during the fiscal year that ended in March 2013 was 2.0 ROCs per MWh, while under the current legislation the ground-mounted solar PV banding level applicable for projects connected during the fiscal year ending March 2014, 2015, 2016 and 2017 is 1.6 ROCs per MWh, 1.4 ROCs per MWh, 1.3 ROCs per MWh and 1.2 ROCs per MWh, respectively.

However, the U.K. government is proposing to close the RO across Great Britain to new solar PV capacity above 5 MW. This would apply from April 1, 2015, both to new stations and to additional capacity added to existing accredited stations after that date, where the station is, or would become, above 5 MW. DECC proposes to provide a “grace period” designed to protect solar developers that have made a significant financial commitment to projects on or before May 13, 2014. Solar PV installations above 5 MW in size will still be eligible to apply for support under the new Contracts for Difference scheme and projects of 5 MW or below will continue to be eligible for support under either the RO or small-scale FIT scheme as discussed below. These proposals are subject to public consultation that will run until July 7, 2014.

Subject to the proposal in relation to future solar PV installations as described above, the U.K. government has indicated that new renewable energy projects may continue to gain accreditation under the RO until the scheme closes on March 31, 2017. The March 31, 2017 closure date for accreditation under the RO is subject to certain grace period provisions which are designed to help avoid an investment hiatus by protecting projects against certain risks of delay. These provisions and other transition arrangements are currently before Parliament as part of the RO Closure Order 2014. After the closure date, the U.K. government intends to close the ROCs to new accreditation, and the pool of ROCs-supported electricity capacity will decrease over time until the program ends on March 31, 2037. The U.K. government has confirmed that it will continue to calculate the RO annually by headroom until March 31, 2027, and ROCs issued on or after April 1, 2027 will be replaced with “fixed price certificates,” which is a new form of certificate, fixed at the 2027 buyout price plus 10%. The DECC has indicated that the intention is to maintain levels and length of support for existing participants.

Contract for Differences

Draft regulations have been announced to launch a Contract for Differences scheme to replace the ROC regime. Final legislation is expected in July 2014. As described above, solar PV installations above 5 MW in size will be eligible to apply for support under the new Contracts for Difference auctions. The first allocation round is expected to open in October 2014.

Feed-in Tariffs

FiTs support renewable electricity generation by requiring certain licensed electricity suppliers to make generation and export payments in respect of certain kinds of renewable electricity generation up to 5 MW. New, small-scale electricity generating stations, including solar, above 50 kW and up to 5 MW in size have the one-off option of choosing support from either the ROCs or the FiT scheme. Generation payments are a fixed payment by the relevant electricity supplier to the FiT generator for every kWh generation by the installation. Export payments are a fixed payment by the relevant electricity supplier to the FiT generator for every kWh exported to the national grid (although electricity can alternatively be sold into the market). FiTs for solar generating stations are granted for either 20 or 25 years. The policy of “grandfathering” ensures that solar generating stations should continue to receive the FiT for which they were first accredited for the duration of their FiT support.

The FiT generation payment is subject to degression, which is a mechanism to control FiTs costs. There are currently three separate “degression bands” for solar PV with associated triggers based on quarterly deployment. In addition, solar PV is subject to automatic degression, which means that there is a minimum of 3.5% degression for every solar PV tariff every nine months. DECC is currently proposing to split the current FiT degression band for over 50 kW and stand-alone PV installations into two separate bands, which are essentially two distinct building-mounted and ground-mounted solar bands, to assist in realizing the U.K. government’s ambition towards favoring/increasing the deployment of building-mounted solar PV ahead of ground-mounted PV.

Levy Exemption Certificates

Certain renewable generators, including solar plants, are also eligible to receive levy exemptions certificates, or “LECs,” in respect of the Climate Change Levy, a tax on U.K. business energy use. A LEC is only transferable together with the electricity to which it relates.

Long-Term Visibility of Support

While the ROCs and FiT support levels decrease over time for new projects due to anticipated reductions in the cost of installations, an objective from DECC has been to seek to create stability in the market for investors and to create a long-term sustainable regulatory framework. This is illustrated by the policy of grandfathering, the long duration of ROCs and FiT support levels and mechanisms such as banding reviews, degression and the Levy Control Framework which are designed to ensure that levels of support for renewables are sustainable.

Chile

Chile has two major electricity grids, the Central Interconnected System, or the “SIC,” and the Greater Northern Interconnected System, or the “SING.” Each of these two main grids has its own independent system operator and market administrator, a Centro de Despacho Económico de Carga, or “CDEC,” and is subject to the oversight of the Comisión Nacional de Energía, or “CNE.” The main functions of the CDEC include ensuring an adequate supply of electricity into the system, providing efficient and economical dispatch of power projects and ensuring that the most efficient electricity generation available to meet demand is dispatched to customers.

In 2008, the Chilean government enacted law No. 20257, the Renewable and Non-Conventional Energy Law, which promotes the use of non-conventional renewable energy, or “NCRE,” sources and defines the different types of technologies qualified as NCRE sources. For the period from 2010 to 2014, that law requires generation companies to supply 5% of their total contractual obligations entered into after August 31, 2007 with NCRE sources. The requirement to supply electricity with NCRE sources will increase by 0.5% annually until 2024, when the requirement will reach 10% of total contractual obligations. A generation company can meet this requirement by developing its own NCRE generation capacity (such as wind, solar, biomass, geothermal or small hydroelectric technology), purchasing from other generators generating NCREs in excess of their legal requirements during the preceding year or paying the applicable fines for non-compliance. A modification of law No. 20257 was enacted by law No. 20698 in October 2013 establishing new goals of NCRE for all supply contracts signed after July 2013. The new goals, which are expressed as a percentage of contracted energy supply, will be 5% by 2013, with annual increases of 1%, to reach 12% in 2020, and later that year, more substantial annual increases to reach 20% in 2025.

The current penalty for non-compliance is approximately (i) $30 per MWh of deficit with respect to such generator’s NCRE generation obligation, as the same shall be certified as of March 1 of the following year, and (ii) $46 per MWh of deficit with respect to such generator’s NCRE generation obligation, if within the following three year period after the non-compliance referred in (i) above, such generator still does not comply with its NCRE generation obligations under the law.

As of the end of 2011, renewable energy accounted for approximately 3% of total electricity generation in Chile.

In early 2012, the Chilean government approved net-metering regulations that would allow systems of up to 100 kW to connect to the grid. Residential customers in the SIC already pay approximately U.S. $0.20 per kWh, and with generation from PV systems not subject to the country’s VAT, project economics are favorable for early adopters.

Legal Proceedings

We are not a party to any legal proceeding other than legal proceedings arising in the ordinary course of our business. We are also a party to various administrative and regulatory proceedings that have arisen in the ordinary course of our business. Although it is not possible to predict the outcome of any of these matters, we believe the ultimate outcome of these matters, individually and in the aggregate, will not have a material adverse effect on our business, financial condition or results of operations.

MANAGEMENT

Below is a list of names, ages (as of March 31, 2014) and a brief account of the business experience of persons who have been or will be appointed to serve as our executive officers, other key officers and directors prior to the completion of this offering. Each of our executive officers and other key officers listed below were appointed to their respective position with us in January 2014.

Name	Age	Position
Carlos Domenech Zornoza	44	Director, President and Chief Executive Officer
Francisco “Pancho” Perez Gundin	43	Director and Chief Operating Officer
Sanjeev Kumar	50	Chief Financial Officer
Kevin Lapidus	44	Senior Vice President, Corporate Development and M&A
Sebastian Deschler	43	Senior Vice President, General Counsel and Secretary
Ahmad Chatila	47	Director and Chairman
Brian Wuebbels	42	Director
Steven Tesoriere	36	Director
Martin Truong	37	Director Nominee
Mark Lerdal	55	Director Nominee
Mark Florian	56	Director Nominee
Hanif “Wally” Dahya	58	Director Nominee

Carlos Domenech Zornoza, Director, President and Chief Executive Officer

Carlos Domenech Zornoza serves as our President and Chief Executive Officer. Previously, Mr. Domenech served as the Executive Vice President & President of SunEdison Capital from March 2013 to January 2014. After the acquisition of SunEdison by MEMC Electronic Materials, Inc. in November 2009, Mr. Domenech served as the Executive Vice President & President of SunEdison. Before that, Mr. Domenech served as the Chief Financial Officer of SunEdison beginning in September 2007 until he became its Chief Operating Officer in November 2008. Prior to joining SunEdison, Mr. Domenech spent 14 years with General Electric, where he served in a variety of leadership roles, including serving as the Chief Financial Officer of Universal Pictures International Entertainment, then a division of General Electric. We believe Mr. Domenech’s extensive energy industry and leadership experience will enable him to provide essential guidance to our board of directors.

Francisco “Pancho” Perez Gundin, Director and Chief Operating Officer

Pancho Perez Gundin serves as our Chief Operating Officer. Previously, Mr. Perez Gundin served as the President of SunEdison Europe, EMEA and Latin America from June 2009 to January 2014. Mr. Perez Gundin began with SunEdison in operations in November 2008. Prior to joining SunEdison, Mr. Perez Gundin spent 14 years with Universal Pictures International Entertainment, where he served in a variety of financial roles, including most recently serving as Financial Director for that company. We believe Mr. Perez Gundin’s extensive leadership and financial and energy industry experience will enable him to contribute significant managerial and financial oversight skills to our board of directors.

Sanjeev Kumar, Chief Financial Officer

Sanjeev Kumar serves as our Chief Financial Officer. From February 2013 to December 2013, Mr. Kumar served as the Chief Financial Officer of EverStream Yield, whose efforts were combined with TerraForm Power in January 2014, from February 2013 to December 2013. EverStream Yield was an affiliate of SunEdison and EverStream Energy Capital Management, an energy investment company. From December 2009 to November 2012, Mr. Kumar served as the Chief Financial Officer of Enphase Energy, including during its initial public offering in 2012. From December 2008 to July 2009, Mr. Kumar served as the Chief Financial Officer of HelioVolt Corporation, a producer of thin film solar products. From 2006 to 2008, Mr. Kumar served as the Chief Financial Officer of Energy Conversion Devices, Inc., a publicly traded company and a supplier of thin-film flexible solar laminates and batteries used in hybrid vehicles. Prior to 2006, Mr. Kumar served in a number of different finance positions, including as Chief Financial Officer of the U.S. operations of Rhodia S.A., a publicly held chemicals company, and as Assistant Treasurer and Manager of Corporate Development of Occidental Petroleum Corporation, an oil and gas exploration and production company. Mr. Kumar previously served on the board of directors of Solar Integrated Technologies Inc., a publicly-listed company in the United Kingdom, and Ovonyx, Inc., a privately-held company commercializing its phase-change semiconductor memory technology.

Kevin Lapidus, Senior Vice President, Corporate Development and M&A

Kevin Lapidus serves as our Senior Vice President, Corporate Development and M&A. Mr. Lapidus also serves as the Senior Vice President, Corporate Development and M&A for SunEdison, a position he has held since January 2013. In that role, Mr. Lapidus manages SunEdison’s Global Corporate Development group and is responsible for company and project acquisitions, joint ventures and partnerships, and other capital raising and strategy initiatives. Previously, Mr. Lapidus served as SunEdison’s General Counsel from February 2007 until joining the Global Corporate Development group. Mr. Lapidus previously also managed SunEdison’s Government Affairs group. Prior to that, Mr. Lapidus served as the Senior Vice President and General Counsel of two other technology companies, and for six years served on the board of directors of the Washington Metropolitan Area Corporate Counsel Association (WMACCA), including serving as its president for one year. Mr. Lapidus was also an attorney at both Hale and Dorr LLP and Hogan & Hartson L.L.P.

Sebastian Deschler, Senior Vice President, General Counsel and Secretary

Sebastian Deschler serves as our Senior Vice President, General Counsel and Secretary. Previously, Mr. Deschler served as SunEdison’s Vice President and Head of Legal, EMEA and Latin America, from July 2010 to January 2014. Mr. Deschler previously served as Director, International Legal and Head of Legal, Europe, of SunEdison from December 2007 to June 2010. Prior to joining SunEdison, Mr. Deschler was an attorney at Milbank, Tweed, Hadley & McCloy LLP and Orrick, Herrington & Sutcliffe LLP in Washington, D.C., handling project finance, regulatory and corporate matters.

Ahmad Chatila, Director and Chairman

Ahmad Chatila serves as Chairman of our board of directors and as a director. Mr. Chatila serves as the President, Chief Executive Officer and as a member of the board of directors for SunEdison, positions he has held since March 2009. Prior to SunEdison, Mr. Chatila served as Executive Vice President of the Memory and Imaging Division, and head of global manufacturing for Cypress Semiconductor. Previously, Mr. Chatila served as managing director of Cypress’ Low Power Memory Business Unit. Prior to these roles at Cypress, Mr. Chatila served in sales at Taiwan Semiconductor Manufacturing Co. We believe Mr. Chatila’s extensive leadership experience enables him to play a key role in all matters involving our board of directors and contribute an additional perspective from the energy industry.

Brian Wuebbels, Director

Brian Wuebbels is a member of our board of directors. Mr. Wuebbels serves as the Executive Vice President and Chief Financial Officer of SunEdison, positions he has held since May 2012. Mr. Wuebbels has been with SunEdison/MEMC Electronic Materials, Inc. since 2007 and previously held various positions, including Vice President and General Manager – Balance of System Products, Vice President, Solar Wafer Manufacturing, Vice President of Financial Planning and Analysis and Vice

President Operations Finance. Before joining MEMC, Mr. Wuebbels served as Vice President and Chief Financial Officer of Honeywell’s Sensing and Controls Business. Prior to that, Mr. Wuebbels spent 10 years at General Electric in various senior finance and operations roles in multiple businesses around the world. We believe Mr. Wuebbels’ extensive leadership and financial expertise will enable him to contribute significant managerial, strategic and financial oversight skills to our board of directors.

Steven Tesoriere, Director

Steven Tesoriere is a member of our board of directors. Mr. Tesoriere is a Managing Principal and Portfolio Manager of Altai Capital Management, L.P. Prior to founding Altai Capital in 2009, Mr. Tesoriere was an analyst at Anchorage Capital Group, L.L.C. from 2003 to 2009, and prior to that, he was an Associate at Goldman, Sachs & Co. and an Analyst at The Blackstone Group, L.P. Mr. Tesoriere is a member of the board of directors of SunEdison. Mr. Tesoriere brings extensive financial management experience and financial expertise to our board of directors which allows him to bring valuable contributions in finance development.

Martin Truong, Director Nominee

Martin Truong will be appointed to our board of directors in connection with the completion of this offering. Mr. Truong has served as SunEdison’s Vice President, General Counsel and Secretary since April of 2013 and was promoted to Senior Vice President in May of 2014. Mr. Truong joined SunEdison in February 2008 and has held various roles of increasing responsibility, most recently serving as SunEdison’s Assistant General Counsel with legal responsibilities for Emerging Markets, Solar Materials and intellectual property licensing and monetization. Mr. Truong’s extensive energy industry and leadership experience will enable him to provide valuable guidance to our board of directors.

Mark Lerdal, Director Nominee

Mark Lerdal will be appointed to our board of directors in connection with the completion of this offering. Mr. Lerdal has served as the Executive Chairman of Leaf Clean Energy, a closed end fund focused on renewable energy investments since April 1, 2014. He has also been a Managing Director of MP2 Capital, LLC, a developer, owner and operator of solar generation assets since 2009. From September of 2011 to February of 2013 Mr. Lerdal served as President of Hydrogen Energy California, a developer of a carbon capture and sequestration facility. Prior to that time Mr. Lerdal was a Managing Director at KKR Finance in its debt securities division. He has been active in the renewable energy business for 30 years as an investor, operating executive and attorney. Mr. Lerdal also serves as a non-executive board member at Trading Emissions and Onsite Energy Corporation. Mr. Lerdal’s extensive energy industry and leadership experience will enable him to provide valuable guidance to our board of directors.

Mark Florian, Director Nominee

Mark Florian will be appointed to our board of directors in connection with the completion of this offering. Mr. Florian has served as a Managing Director and the Head of Infrastructure Funds at First Reserve, a premier global energy-focused investment firm, since 2008. The energy infrastructure investment business of First Reserve currently has over $4 billion of assets under management. Prior to joining First Reserve, Mr. Florian had a 23-year career at Goldman Sachs, where he served in several senior roles, including Chief Operating Officer of Goldman Sachs’ Public Sector and Infrastructure Department. During his time at Goldman Sachs, Mr. Florian’s work spanned various areas of the firm, including the corporate investment banking, mergers & acquisitions and public finance areas. Mr. Florian’s experience in investment banking for infrastructure companies and his extensive experience in the energy industry will enable him to provide essential guidance to our board of directors and management team.

Hanif “Wally” Dahya, Director Nominee

Hanif “Wally” Dahya will be appointed to our board of directors in connection with the completion of this offering. Mr. Dahya has served as the Chief Executive Officer of the Y Company LLC, a private investment firm that specializes in restructuring distressed assets in the emerging markets, focusing on Telecommunications, Energy, and Environmental Industries since 2007. Before founding the Y Company LLC, Mr. Dahya was a Partner at Sandler O’Neill & Partners LP, a full service investment banking firm specializing in serving financing institutions, from 1991 to 1997. Prior to that, Mr. Dahya worked at EF Hutton & Company, Inc. in the Corporate Finance group, served as a Managing Director at LF Rothschild & Company, Inc., and was a Managing Director at UBS Securities Inc. Mr. Dahya is currently a member of the Board of Directors of New York Community Bancorp, Inc., for which he chairs the Investment Committee and the New York Commercial Bank Credit Committee and is a member of the Audit Committee, Nominating and Corporate Governance Committee, Risk Assessment Committee, Capital Adequacy Committee and the Asset Liability Committee. Mr. Dahya brings valuable energy industry and public company board experience to our board of directors.

Controlled Company

For purposes of the applicable stock exchange rules, we expect to be a “controlled company.” Controlled companies under those rules are companies of which more than 50% of the voting power for the election of directors is held by an individual, a group or another company. Our Sponsor will continue to control more than 50% of the combined voting power of our common stock upon completion of this offering and, as a result, will have the right to designate a majority of the members of our board of directors for nomination for election and the voting power to elect such directors. Accordingly, we expect to be eligible to, and we intend to, take advantage of certain exemptions from corporate governance requirements provided in the applicable stock exchange rules. Specifically, as a controlled company, we would not be required to have (i) a majority of independent directors, (ii) a nominating and corporate governance committee composed entirely of independent directors, (iii) a compensation committee composed entirely of independent directors or (iv) an annual performance evaluation of the nominating and corporate governance and compensation committee. We intend to rely on the exceptions with respect to having a majority of independent directors, establishing a compensation committee or nominating committee and annual performance evaluations of such committees. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the applicable stock exchange rules. The controlled company exemption does not modify the independence requirements for the audit committee, and we intend to comply with the requirements of the Sarbanes-Oxley Act and the applicable NASDAQ Global Select Market rules, which require that our audit committee be composed of at least three members, one of whom will be independent upon the listing of our Class A common stock on the NASDAQ Global Select Market, a majority of whom will be independent within 90 days of the date of this prospectus, and each of whom will be independent within one year of the date of this prospectus. In addition, following this offering, we will have a Corporate Governance and Conflicts Committee comprised of at least three independent directors.

Board Composition

Upon the completion of this offering, our board of directors will consist of nine members.

Our board of directors will be responsible for, among other things, overseeing the conduct of our business, reviewing and, where appropriate, approving our long-term strategic, financial and organizational goals and plans, and reviewing the performance of our chief executive officer and other members of senior management. Following the end of each year, our board of directors will conduct an annual self-evaluation, which includes a review of any areas in which the board of directors or management believes the board of directors can make a better contribution to our corporate governance, as well as a review of the committee structure and an assessment of the board of directors’ compliance with corporate governance principles. In fulfilling the board of directors’ responsibilities, directors have full access to our management and independent advisors.

Our board of directors, as a whole and through its committees, will have responsibility for the oversight of risk management. Our senior management is responsible for assessing and managing our risks on a day-to-day basis. Our audit committee will oversee and review with management our policies with respect to risk assessment and risk management and our significant financial risk exposures and the actions management has taken to limit, monitor or control such exposures. Our board of directors oversees risk related to compensation policies. Our audit committee will report to the full board of directors with respect to these matters, among others.

Committees of the Board of Directors

We expect that, immediately following this offering, the standing committees of our board of directors will consist of an Audit Committee and a Corporate Governance and Conflicts Committee. Each of the committees will report to the board of directors as they deem appropriate and as the board may request. The expected composition, duties and responsibilities of these committees are set forth below. As a controlled company, we are not required to establish a compensation or nominating committee under the listing rules of the NASDAQ Global Select Market and we do not intend to establish such committees in connection with the completion of this offering.

Audit Committee

The Audit Committee will be responsible for, among other matters: (1) appointing, retaining and evaluating our independent registered public accounting firm and approving all services to be performed by them; (2) overseeing our independent registered public accounting firm’s qualifications, independence and performance; (3) overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the interim and annual financial statements that we file with the SEC; (4) reviewing and monitoring our accounting principles, accounting policies, financial and accounting controls and compliance with legal and regulatory requirements; (5) establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls or auditing matters; and (6) reviewing and approving related person transactions.

Immediately following this offering, our Audit Committee will consist Messrs. Tesoriere, Lerdal and Dahya. We believe that Messrs. Tesoriere, Lerdal and Dahya qualify as independent directors according to the rules and regulations of the SEC and the NASDAQ Global Select Market with respect to audit committee membership. We also believe that Mr. Dahya qualifies as our “audit committee financial expert,” as such term is defined in Item 401(h) of Regulation S-K. Our board of directors will adopt a written charter for the Audit Committee in connection with this offering, which will be available on our corporate website upon the completion of this offering. The information on our website is not part of this prospectus.

Corporate Governance and Conflicts Committee

Our Corporate Governance and Conflicts Committee will be responsible for, among other matters: (1) overseeing the organization of our board of directors to discharge the board’s duties and responsibilities properly and efficiently; (2) identifying best practices and recommending corporate governance principles; (3) developing and recommending to our board of directors a set of corporate governance guidelines and principles applicable to us; and (4) reviewing and approving proposed conflicted transactions between us and an affiliated party (including with respect to the purchase and sale of the Call Right Projects, any ROFO Projects and any other material transaction between us and our Sponsor).

Immediately following this offering, our Corporate Governance and Conflicts Committee will consist of Messers. Lerdal, Florian and Dahya. We believe Messers. Lerdal, Florian and Dahya qualify as independent directors according to the rules and regulations of the SEC and the NASDAQ Global Select Market. Our board of directors will adopt a written charter for the Corporate Governance and Conflicts Committee in connection with this offering, which will be available on our corporate website upon the completion of this offering. The information on our website is not part of this prospectus.

Other Committees

Our board of directors may establish other committees as it deems necessary or appropriate from time to time.

Family Relationships

There are no family relationships among any of our executive officers.

Code of Ethics

Prior to completion of this offering, our board of directors will adopt a Code of Ethics that applies to all of our employees, including our chief executive officer, chief financial officer and principal accounting officer. Our Code of Ethics is available on our website. If we amend or grant a waiver of one or more of the provisions of our Code of Ethics, we intend to satisfy the requirements under Item 5.05 of Form 8-K regarding the disclosure of amendments to or waivers from provisions of our Code of Ethics that apply to our principal executive officer, financial and accounting officers by posting the required information on our website. Our website is not part of this prospectus.

EXECUTIVE OFFICER COMPENSATION

Compensation of our Executive Officers

We are a newly formed subsidiary of SunEdison consisting of portions of various parts of SunEdison’s business that are being contributed to us in connection with this offering. We have not incurred any cost or liability with respect to compensation of our executive officers prior to our formation. We do not and will not directly employ any of the persons responsible for managing our business and we currently do not have a compensation committee.

Our officers will manage the day-to-day affairs of our business. Each of our executive officers is an employee of SunEdison. However, other than Mr. Lapidus, who will have responsibilities to both us and SunEdison, our executive officers will be dedicated to the operations and management of our business. Mr. Lapidus will devote part of his business time to our business and part of his business time to SunEdison’s business.

Because our executive officers will remain employees of SunEdison, their compensation will be determined and paid by SunEdison. The ultimate responsibility and authority for compensation-related decisions for our executive officers will reside with the SunEdison compensation committee or the chief executive officer of SunEdison, as applicable, and any such compensation decisions will not be subject to any approvals by our board of directors or any committees thereof. Our executive officers, as well as other employees of SunEdison who provide services to us, may participate in employee benefit plans and arrangements sponsored by SunEdison, including plans that may be established in the future. In addition, certain of our officers and certain employees of SunEdison who provide services to us currently hold grants under SunEdison’s equity incentive plans and will retain these grants after the completion of this offering. We will not reimburse SunEdison for compensation related expenses attributable to any executive’s or employee’s time dedicated to providing services to us. For details on the amounts we will pay SunEdison following this offering for management services, see “Certain Relationships and Related Party Transactions—Management Services Agreement.”

Except as set forth below, we do not currently expect to have any long-term incentive or equity compensation plan in which our executive officers may participate.

Equity Incentive Awards

In connection with the formation of TerraForm Power, each of our executive officers was granted in the first quarter of 2014 equity incentive awards under the 2014 Incentive Plan in the form of restricted shares. The restricted shares will convert into shares of Class A common stock upon the filing of our amended and restated certification of incorporation in connection the completion of this offering. The table below sets forth the economic interest that each executive officer will hold in TerraForm Power following the conversion of the restricted shares into Class A common stock, as well as the number of shares of Class A common stock that each executive will hold upon such conversion, based upon an assumed initial public offering price of $24.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions but before offering expenses. The number of shares of Class A common stock will be proportionally increased in the event we increase the number of shares being offered hereby and do not use such net proceeds therefrom to repurchase Class B units (and shares of Class B common stock).

Name	Economic Interest in TerraForm Power (%)	Number of Shares of Class A Common Stock
Carlos Domenech Zornoza	1.2000	1,212,228
Francisco “Pancho” Perez Gundin	0.8000	808,152
Sanjeev Kumar	0.2000	202,038
Kevin Lapidus	0.3250	328,312
Sebastian Deschler	0.1375	138,901

Total	2.6625%	2,689,631

For each executive, 25% of the Class A common stock will vest on the first anniversary of the date of the grant, 25% will vest on the second anniversary of the date of the grant and 50% will vest on the third anniversary of the date of grant, subject to accelerated vesting upon certain events. Under certain circumstances upon a termination of employment, any unvested shares of Class A common stock held by the terminated executive will be forfeited.

In addition, Mr. Domenech was granted 3,749 shares of Class A common stock under the 2014 Incentive Plan in the first quarter of 2014. These shares will convert into 467,753 shares of Class A common stock upon the filing of our amended and restated certification of incorporation in connection the completion of this offering. These shares will be subject to time-based vesting conditions, with 34% vesting upon the 6-month anniversary of this offering, 33% vesting upon the one-year anniversary of this offering and 33% vesting upon the 18-month anniversary of this offering. These restricted shares will not be subject to forfeiture in the event of a termination of employment and vesting is not accelerated upon a change of control.

IPO Grants

Prior to the completion of this offering, we expect our board of directors to approve a grant of restricted stock units to several persons who have provided or are expected to provide services to us. Although the specific terms of these grants have not been finalized, we expect that these grants will consist of approximately 500,000 restricted stock units, or “RSUs,” which are expected to vest in increments of 25% on the first anniversary of our initial public offering, 25% on the second anniversary of our initial public offering and 50% on the third anniversary of our initial public offering. The RSUs will not entitle the holders to voting rights with respect to matters presented to our stockholders, and holders of the RSUs will not have any right to receive dividends.

TerraForm Power, Inc. 2014 Second Amended and Restated Long-Term Incentive Plan

The 2014 Incentive Plan became effective as of April 11, 2014. The material terms of the 2014 Incentive Plan are summarized below. Certain awards which have been made, or we expect will be made prior to the completion of this offering, under the 2014 Incentive Plan are summarized above.

The purpose of the 2014 Incentive Plan is to enhance the profitability and value of our company for the benefit of our stockholders by enabling us to offer eligible individuals cash and stock-based incentives in order to attract, retain and reward such individuals and strengthen the mutuality of interests between such individuals and our stockholders. Eligibility to participate in the 2014 Incentive Plan is limited to our and our affiliates’ employees (including officers and directors who are employees) and consultants who are designated by our board or a committee of our board which is authorized to administer the plan, in its discretion, as eligible to receive awards under the 2014 Incentive Plan. The 2014 Incentive Plan provides for the grant of non-qualified stock options, incentive stock options (within the meaning of Section 422 of the Code), stock appreciation rights, restricted stock, performance shares, restricted stock units or any other cash or stock based award. The material terms of the 2014 Incentive Plan are as follows:

•	Shares Subject to the Plan. The maximum aggregate number of shares that may be issued under the 2014 Incentive Plan shall not exceed a number of shares of common stock that represent an aggregate 8.5% economic interest in Terra LLC, or 8,586,614 shares, based on the assumptions set forth in “The Offering—Certain Assumptions,” subject to certain adjustments to prevent dilution, of which 5,000,440 shares remain available for future issuances. This limitation does not apply to any awards settled in cash. To the extent any stock option or other stock-based award granted under the 2014 Incentive Plan is forfeited, cancelled, terminated, expires or lapses without having been exercised or paid in full, the shares subject to such awards will become available for future grant or sale under the 2014 Incentive Plan. The Class C common stock issued, subject to outstanding awards or reserved under the 2014 Incentive Plan, will convert at the time of our initial public offering into shares of Class A common stock. As used herein and in the 2014 Incentive Plan, references to “common stock” mean, prior to the completion of this offering, our Class C common stock and, following the completion of this offering, our Class A common stock.

•	Award Limitations. During the course of any fiscal year, the maximum number of shares subject to any award of stock options, stock appreciation rights, shares of restricted stock or other stock-based awards for which the grant of such award or the lapse of the relevant restricted period is subject to the attainment of performance goals, in each case, granted to any participant shall be equal to 50% of the total share reserve under the 2014 Incentive Plan, provided that the maximum number of shares for all types of awards granted to any participant does not exceed 50% of the share reserve during any fiscal year. The maximum value of a cash payment to an individual made under an award with respect to a fiscal year shall be $10,000,000.

•	Plan Administration. The 2014 Incentive Plan provides that the plan will be administered by our board of directors. Our board of directors has the authority to amend and modify the plan, subject to any shareholder approval required by law or exchange rules. Subject to the terms of our 2014 Incentive Plan, our board of directors will have the authority to determine the terms, conditions and restrictions, including vesting terms, the number of shares of common stock subject to an award and the performance measures applicable to awards granted under the 2014 Incentive Plan, amend any outstanding awards and construe and interpret the 2014 Incentive Plan and the awards granted thereunder. Our board of directors also has the ability to delegate its authority to grant awards and/or to execute agreements or other documents on behalf of the board of directors to one or more of our officers (to the extent permitted by applicable law and applicable exchange rules).

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Stock Options and Stock Appreciation Rights.    Our board of directors may grant incentive stock options, non-qualified stock options and stock appreciation rights under our 2014 Incentive Plan, provided that incentive stock options can only be granted to eligible employees. Generally, the exercise price of stock options and stock appreciation rights will be fixed by the board of directors and set forth in the award agreement, but in no event will the exercise price be less than 100% of the grant date fair market value of shares of our common stock. The term of a stock option or stock appreciation right may not exceed ten years; provided, however, than an incentive stock option held by an employee who owns more than 10% of all of our classes of stock, or of certain of our affiliates, may not have a term in excess of five years and must have an exercise price of at least 110% of the grant date fair market value of shares of our common stock. Upon a participant’s termination of service for any reason other than cause, death or disability, the participant may exercise his or her option during the time period ending on the earlier of three (3) months after such termination date or the term of the option. Upon a participant’s termination of service for death or disability, the participant (or his or her estate as applicable) may exercise his or her option during the time period ending on the earlier of 12 months after such termination date or the term of option. If a participant is terminated for cause, then all outstanding options (whether or not vested) shall immediately terminate and cease to be exercisable. Subject to the provisions of our 2014 Incentive Plan, our board of directors will determine the remaining terms of the stock options and stock appreciation rights.

•	Restricted Stock and Restricted Stock Units. Our board of directors will decide at the time of grant whether an award will be in restricted stock or restricted stock units. The board of directors will also determine the number of shares subject to the award, vesting and the nature of any performance targets. Subject to the terms of the award agreement, (i) recipients of restricted stock will have voting rights and be entitled to receive dividends with respect to their respective shares of restricted stock and (ii) the recipients of restricted stock units will have no voting rights or rights to receive dividends with respect to their respective restricted stock units. The award agreements with respect to the restricted stock granted to our executive officers as described above include voting and dividend rights.

•	Performance-Based Awards. Our board of directors will determine the value of any performance-based award, the vesting and nature of the performance measures and whether the performance award is denominated or settled in cash, in common stock or in a combination of both. The performance goals applicable to a particular award will be determined by our board of directors in writing prior to the beginning of the applicable performance period or at such later date as permitted under Section 162(m) of the Code and while the outcome of the performance goals are substantially uncertain. The performance goals will be objective and will include one or more of the following company-wide, parent, affiliate subsidiary, division, other operational unit, administrative department or product category of the company measures: revenue or revenue growth, diversity, economic value added, index comparisons, earnings or net income (before or after taxes), operating margin, peer company comparisons, productivity, profit margin, return on revenue, return on investment, return on capital, sales growth, return on assets, stock price, earnings per share, cash flow, free cash flow, working capital levels, working capital as a percentage of sales, days sales outstanding, months on hand, days payables outstanding, production levels or services levels, market share, costs, debt to equity ratio, net revenue or net revenue growth, gross revenue, base-business net sales, total segment profit, EBITDA, adjusted diluted earnings per share, earnings per share, gross profit, gross profit growth, adjusted gross profit, net profit margin, operating profit margin, adjusted operating profit, earnings or earnings per share before income tax (profit before taxes), net earnings or net earnings per share (profit after tax), compound annual growth in earnings per share, pretax income, expenses, capitalization, liquidity, results of customer satisfaction surveys, quality, safety, cost management, process improvement, inventory, total or net operating asset turnover, operating income, total shareholder return, compound shareholder return, return on equity, return on invested capital, pretax and pre-interest expense return on average invested capital, which may be expressed on a current value basis, or sales growth, marketing, operating or workplan goals. The applicable award agreement may provide for acceleration or adjustments to the performance targets.

•	Vesting. Subject to the limitations set forth in the 2014 Incentive Plan, our board of directors will determine the vesting terms (including any performance targets) governing each award at the time of the grant.

•	Transferability of Awards. Except as otherwise permitted by the board of directors or the 2014 Incentive Plan, the 2014 Incentive Plan does not allow awards to be transferred; provided, however, that (i) certain awards may be transferable by will or by the laws of descent and distribution; (ii) the board of directors may determine, in its sole discretion, at the time of grant or thereafter that a non-qualified stock option that is otherwise not transferable is transferable to a family member in whole or in part and in such circumstances, and under such conditions, as specified by the board of directors; and (iii) shares subject to awards made pursuant to other stock-based or cash-based awards may not be transferred prior to the date on which the shares are issued, or, if later, the date on which any applicable restriction, performance or deferral period lapses.

•	Adjustment for Changes in Capitalization. In the event of a dissolution or liquidation of the Company, a sale of substantially all of the assets of the Company (in one or a series of transactions), a merger or consolidation of the Company with or into any other corporation (regardless of whether the Company is the surviving corporation), or a statutory share exchange involving capital stock of the Company, a divestiture, distribution of assets to shareholders (other than ordinary cash dividends), reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, stock combination or exchange, rights offering, spin-off or other relevant change, appropriate adjustments will be made in the number and price of shares subject to each outstanding award, as well as to the share limitations contained in the 2014 Incentive Plan.

•	Change in Control. Unless otherwise provided in an award agreement, in the event of a participant’s termination without cause or good reason during the 12-month period following a “change in control” (as defined in the 2014 Incentive Plan), all options and stock appreciation rights shall become immediately exercisable, and/or the period of restriction shall expire and the award shall vest immediately with respect to 100% of the shares of restricted stock, restricted stock units, and any other award, and/or all performance goals or other vesting criteria will be deemed achieved at 100% target levels and all other terms and conditions will be deemed met as of the date of the participant’s termination. In addition, in the event of a change in control, an award may be treated, to the extent determined by our board of directors to be permitted under Section 409A of the Code, in accordance with one of the following methods as determined by our board of directors in its sole discretion: (i) upon at least 10 days’ advance notice to the affected persons, cancel any outstanding awards and pay to the holders thereof, in cash or stock, or any combination thereof, the value of such awards based upon the price per share received or to be received by other shareholders of the Company in the event; or (ii) provide for the assumption of or the issuance of substitute awards that will substantially preserve the otherwise applicable terms of any affected awards previously granted under the 2014 Incentive Plan, as determined by the board of directors in its sole discretion. In the case of any option or stock appreciation right with an exercise price that equals or exceeds the price paid for a share in connection with the change in control, the board of directors may cancel the option or stock appreciation right without the payment of consideration therefor. Except as noted above, the award agreements with respect to the restricted stock granted to our executive officers as described above provides for acceleration of all unvested shares of restricted stock upon a change in control.

•	Acceleration. Notwithstanding the terms of the applicable award agreement, our board of directors has the power to accelerate the time at which an award may first be exercised or the time during which an award, or any part thereof, will vest in accordance with the 2014 Incentive Plan.

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Amendment, Modification or Termination of the 2014 Incentive Plan.    Our board of directors has the authority to amend, modify, terminate or suspend this 2014 Incentive Plan or amend any or all of the applicable award agreements made pursuant to the 2014 Incentive Plan to the extent permitted by law, subject to any stockholder approval required by law or exchange rules for certain amendments; provided that no termination, suspension or modification of the 2014 Incentive Plan may materially or adversely affect any right acquired by any award recipient prior to such termination, suspension or modification without the consent of the award recipient. Our 2014 Incentive Plan will terminate on the ten-year anniversary of its approval by our board of directors, unless terminated earlier pursuant to the terms of the 2014 Incentive Plan.

Compensation of our Directors

The officers of SunEdison who also serve as our directors will not receive additional compensation for their service as one of our directors. Our directors who are not officers or employees of SunEdison will receive compensation as “non-employee directors” as set by our board of directors.

Following the completion of this offering, our directors who are not employees of us or our Sponsor will receive the following fees for their service on our board of directors and its committees:

•	$50,000 annual board of directors cash retainer;

•	$20,000 additional cash retainer for the chairman of the Audit Committee and $7,500 additional cash retainer for each member of the Audit Committee; and

•	$12,500 additional cash retainer for chairman of the Corporate Governance and Conflicts Committee and $5,000 additional cash retainer for each member of the Corporate Governance and Conflicts Committee.

In addition, following the completion of this offering, we expect that our directors who are not employees of us or our Sponsor will be awarded restricted stock units, or “RSUs,” for shares of common stock on an annual basis (as of the date of the annual stockholder meeting each year) in connection with their board service. Each year, RSUs are to be awarded in an amount such that the number of underlying shares of common stock has a total value of $150,000 on the date the award is granted (rounded to the nearest 100 shares), which vest on the first anniversary of the grant date. For newly elected or appointed outside directors that become directors on a date other than the date of the annual stockholder meeting, such directors would receive RSUs for a pro rata portion of the $150,000 total value.

Each member of our board of directors will be indemnified for their actions associated with being a director to the fullest extent permitted under Delaware law.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of our Class A common stock that will be issued and outstanding upon the completion of this offering and the Private Placements and the related transactions and held by:

•	beneficial owners of 5% or more of our common stock;

•	each of our directors, director nominees and named executive officers; and

•	all of our directors, director nominees and executive officers, as a group.

The number of shares of our Class A common stock and percentage of combined voting power before and after completion of this offering is presented after giving effect to the Organizational Transactions. The number of shares of our Class A common stock and percentage of combined voting power after this offering set forth below are based on the shares of our Class A common stock, Class B common stock and Class B1 common stock outstanding immediately after the completion of this offering, the Private Placements and the Mt. Signal acquisition based on the assumptions set forth in “The Offering—Certain Assumptions.”

Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof, or has the right to acquire such powers within 60 days. Common stock subject to options that are currently exercisable or exercisable within 60 days of the date of this prospectus and restricted stock units that vest within 60 days of the date of this prospectus are deemed to be outstanding and beneficially owned by the person holding the options and restricted stock units for the purposes of computing the percentage ownership of that person and any group of which that person is a member. These shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Percentage of combined voting power is based on 27,724,712 shares of Class A common stock, 67,210,944 shares of Class B common stock and 6,083,333 shares of Class B1 common stock outstanding for stockholders other than our executive officers and directors. Percentage of beneficial ownership of our executive officers and directors is based on 27,724,712 shares of Class A common stock, 67,210,944 shares of Class B common stock and 6,083,333 shares of Class B1 common stock outstanding plus any options exercisable within 60 days and restricted stock units that vest within 60 days of the date of this prospectus by any executive officer or director included in the group for which percentage ownership has been calculated. Except as disclosed in the footnotes to this table and subject to applicable community property laws, we believe that each stockholder identified in the table possesses sole voting and investment power over all shares of common stock shown as beneficially owned by the stockholder. The number of shares of Class A common stock held by our executive officers on account of grants of restricted stock will be proportionally increased in the event we increase the number of shares being offered hereby and do not use such net proceeds therefrom to repurchase Class B units (and shares of Class B common stock). The following table does reflect any shares of our Class A common stock that directors, officers, employees and certain other persons who are associated with us may purchase in this offering through the reserved share program described under “Underwriting (Conflicts of Interest)” elsewhere in this prospectus.

Unless otherwise indicated in the table or footnotes below, the address for each beneficial owner is c/o TerraForm Power, Inc., 2500 Baltimore Avenue, Beltsville, Maryland 20705. For further information regarding material transactions between us and certain of our stockholders, see “Certain Relationships and Related Party Transactions.”

	Number of Shares of Class A Common Stock		Number of Shares of Class B Common Stock or Class B1 Common Stock		Percentage of Combined Voting Power
	Before Offering	After Offering	Before Offering	After Offering	Before Offering	After Offering(1)	After Offering (Full Exercise of Underwriters’ Option)(1)
5% Stockholders:
SunEdison(2)	—	—	64,471,777	67,210,944	99.4%	95.2%	94.6%
Riverstone(3)	—	—	—	6,083,333	—	0.9	0.9
Altai Capital Master Fund, Ltd.(4).	—	1,875,000	—	—	—	*	*
Entities Affiliated with Everstream(5)	897,452	1,730,785	—	—	—	*	*
Directors, Director Nominees and Executive Officers:
Carlos Domenech Zornoza(6)	1,679,981	1,679,981	—	—	*	*	*
Franciso “Pancho” Perez Gundin	808,152	808,152	—	—	*	*	*
Sanjeev Kumar	202,038	202,038	—	—	*	*	*
Kevin Lapidus	328,312	328,312	—	—	*	*	*
Sebastian Deschler	138,901	138,901	—	—	*	*	*
Ahmad Chatila	—	—	—	—	—	—	—
Brian Wuebbels	—	—	—	—	—	—	—
Steven Tesoriere(7)	—	1,875,000	—	—	*	*	*
Mark Lerdal	—	—	—	—	—	—	—
Mark Florian	—	—	—	—	—	—	—
Hanif “Wally” Dahya	—	—	—	—	—	—	—
Directors, Director Nominees and executive officers as a group (11 persons)	3,157,384	5,032,384	—	—	*	*	*

*	Indicates less than 1%.

(1)	Each share of our Class B common stock is entitled to 10 votes per share.

(2)	Represents shares of Class B common stock held directly by SunEdison Holdings Corporation, a wholly owned subsidiary of SunEdison. SunEdison Holdings Corporation will receive 6,083,333 shares of Class B common stock in connection with our acquisition of the Mt. Signal project from Silver Ridge in connection with the completion of this offering. SunEdison Holdings Corporation will not own any shares of Class A common stock immediately following this offering. However, SunEdison Holdings Corporation will own 67,210,944 Class B units of Terra LLC, which are exchangeable (together with shares of our Class B common stock) for shares of our Class A common stock at any time following this offering. As a result, SunEdison Holdings Corporation may be deemed to beneficially own the shares of Class A common stock for which such Class B units are exchangeable. If SunEdison Holdings Corporation exchanged all of its Class B units for shares of our Class A common stock, it would own no shares of Class B common stock, it would own 67,210,944 shares, or 66.5%, of our Class A common stock and it would hold 66.5% of our combined voting power. The principal place of business for these entities is 13736 Riverport Drive, Suite 180, Maryland Heights, Missouri 63043.

(3)	Represents shares of Class B1 common stock to be received by Riverstone in connection with our acquisition of the Mt. Signal project from Silver Ridge in connection with the completion of this offering. Riverstone will not own any shares of Class A common stock immediately following this offering. However, Riverstone will own 6,083,333 Class B1 units of Terra LLC, which are exchangeable (together with shares of our Class B1 common stock) for shares of our Class A common stock at any time following this offering. As a result, Riverstone may be deemed to beneficially own the shares of Class A common stock for which such Class B units are exchangeable. If Riverstone exchanged all of its Class B1 units for shares of our Class A common stock, it would own no shares of Class B1 common stock, it would own 6,083,333 shares, or 6.0% of our Class A common stock and it would hold 0.9% of our combined voting power. The principal place of business for this entity is 4301 N. Fairfax Drive, Suite 360, Arlington, Virginia 22203

(4)	Represents shares of Class A common stock to be purchased by Altai Capital Master Fund, Ltd., or “ACMF,” in connection with the Private Placements. Altai Capital Management, L.P., or the “Altai Investment Manager,” serves as investment manager to ACMF. Altai Capital Management, LLC, or “IMGP,” serves as general partner of Altai Investment Manager. Mr. Rishi Bajaj serves as managing principal of Altai Investment Manager and member of IMGP. Mr. Toby E. Symonds serves as president and managing principal of Altai Investment Manager and member of IMGP. Mr. Steven V. Tesoriere serves as managing principal of Altai Investment Manager and member of IMGP. In such capacities, each of Altai Investment Manager, IMGP, Mr. Bajaj, Mr. Symonds and Mr. Tesoriere may be deemed to beneficially own the shares held by ACMF. Each of Altai Investment Manager, IMGP, Mr. Bajaj, Mr. Symonds and Mr. Tesoriere disclaims beneficial ownership of the securities held by ACMF except to the extent of its or his respective pecuniary interest therein. These shares are also reported for Mr. Tesoriere in the above table as he may be deemed the beneficial owner of the shares held by ACMF. The principal place of business of each of ACMF, Altai Investment Manager, IMGP, Mr. Bajaj, Mr. Symonds and Mr. Tesoriere is 152 West 57th Street, 10th Floor, New York, New York 10019.

(5)	Represents, before this offering, 897,452 shares of Class A common stock held directly by Everstream Energy Capital Management Incentive Vehicle LP, or “Everstream Incentive LP,” and, after this offering, those shares and 833,333 shares of Class A common stock to be purchased by Everstream Energy Capital Management LLC, or “Everstream Capital Management,” and/or one or more investment entities it controls or manages, in connection with the Private Placements. Everstream Capital Management is managed by a board of three managers, including Messrs. Peter Lee and Bruce Pflaum. Everstream Energy Capital Management Incentive Vehicle GP, LLC, or “Everstream Incentive GP,” is the general partner of Everstream Incentive LP. Messrs. Lee and Pflaum are the sole members of Everstream Incentive GP and, as a result, may be deemed to have beneficial ownership over such shares. Messrs. Lee and Pflaum disclaim beneficial ownership of the shares of Class A common stock held directly by Everstream Incentive LP and Everstream Capital Management (or such other affiliated investment entity), except to the extent of their pecuniary interest therein. The principal place of business for these entities and Mr. Pflaum is 420 Miller Avenue, Suite 102, Mill Valley, California 94941, and the principal place of business for Mr. Lee is c/o Everstream Energy Capital Management LLC, 350 State Highway 7, Suite 261, Excelsior, Minnesota 55331.

(6)	Does not include shares of Class A common stock indirectly owned based on Mr. Domenech’s 38.4% limited partnership interest in Everstream Incentive LP.

(7)	Mr. Tesoriere serves as managing principal of Altai Investment Manager and member of IMGP. In such capacity, Mr. Tesoriere may be deemed to beneficially own the shares held by ACMF. Mr. Tesoriere disclaims beneficial ownership of the securities held by ACMF except to the extent of his pecuniary interest therein. Such shares are also reported above in the holdings of ACMF. The principal place of business of Mr. Tesoriere is 152 West 57th Street, 10th Floor, New York, New York. 10019.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following are summaries of certain provisions of our related party agreements and are qualified in their entirety by reference to all of the provisions of such agreements. Because these descriptions are only summaries of the applicable agreements, they do not necessarily contain all of the information that you may find useful. We therefore urge you to review the agreements in their entirety. Copies of the forms of the agreements have been filed as exhibits to the registration statement of which this prospectus is a part, and are available electronically on the website of the Securities and Exchange Commission at www.sec.gov.

Private Placements

On July 3, 2014, the purchasers in the Private Placements entered into stock purchase agreements with us in which they agreed to purchase an aggregate of $65.0 million of our Class A common stock at a price per share equal to the initial public offering price in separate private placement transactions. Mr. Steven Tesoriere, a member of our board of directors, is a managing principal of Altai Capital Management, L.P., which is the investment adviser of the associated investment fund purchasing Class A common stock in the Private Placements. In addition, Mr. Carlos Domenech Zornoza, our President and Chief Executive Officer, holds a 38.4% limited partnership interest in Everstream Incentive LP, which is associated with the investment fund purchasing Class A common stock in the Private Placements. These share purchases are subject to certain customary closing conditions and will be completed concurrently with the closing of this offering. The sale of these shares will not be registered under the Securities Act.

In addition, the stock purchase agreements provide for registration rights pursuant to which the Private Placement purchasers will be entitled to up to two long form registrations on Form S-1 and five short-form registrations on Form S-3 (in each case, so long as the aggregate market value of the shares to be registered equals at least $20.0 million, or at least $10.0 million if the shares to be registered constitute all of the registrable securities held by such Private Placement purchasers), the right to demand a shelf registration statement be filed, and “piggyback” registration rights for shares of Class A common stock acquired pursuant to the Private Placements. All such demands are subject to an initial “Holdback Period” of 180 days following the initial public offering, during which the Private Placement purchasers may not request that we register the shares of Class A common stock. A demand registration may take any form, including an underwritten offering and a shelf registration, provided that the investors are only entitled to two long form registrations and five short-form registrations (including takedowns from a resale shelf registration statement).

Project Support Agreement

Immediately prior to the completion of this offering, Terra LLC will enter into the Support Agreement with our Sponsor, pursuant to which our Sponsor will provide Terra LLC the opportunity to acquire the Call Right Projects and a right of first offer with respect to the ROFO Projects, as described below.

Call Right Projects

Pursuant to the Support Agreement, our Sponsor will provide us and our subsidiaries with the right, but not the obligation, to purchase for cash certain solar projects from its project pipeline. We refer to these projects as the Call Right Projects. The Call Right Projects will consist of (i) a list of identified projects and (ii) other projects to be identified in the future that are both (a) located in the United States, Canada, the United Kingdom, Chile or any other country on which we and our Sponsor mutually agree and (b) subject to a fully executed PPA (or expected to be subject to a fully executed PPA prior to the commencement of COD for such project) with a creditworthy counterparty, as determined in our reasonable discretion. The Call Right Projects include both Priced Call Right Projects and Unpriced Call Right Projects. A letter agreement related to the Support Agreement between Terra LLC and our Sponsor provides that the aggregate purchase price that, when taken together with applicable project-level debt, equals $732.0 million subject to such adjustments as the parties may mutually agree for the Priced Call Right Projects. This aggregate purchase price was determined by good faith negotiations between us and our Sponsor. If we elect to purchase less than all of the Priced Call Right Projects, we and our Sponsor will negotiate prices for individual projects. The price for any Unpriced Call Right Project that we determine to purchase will be the fair market value. The Support Agreement provides that we will work with our Sponsor to mutually agree on the fair market value, but if we are unable to agree, we and our Sponsor will engage a third-party advisor to determine the fair market value as described in more detail below.

The Support Agreement requires our Sponsor to add qualifying projects from its development pipeline to the Call Right Project list on a quarterly basis until we have been offered Call Right Projects that have the specified minimum amount of Projected FTM CAFD for each of the periods covered by the Support Agreement. In addition, our Sponsor will be permitted to remove a project from the list of Call Right Projects if, in its reasonable discretion, the project is unlikely to be successfully completed, effective upon notice to us. In that case, the Sponsor will be required to replace such project with one or more additional reasonably equivalent projects that have a similar economic profile.

Our Sponsor’s commitment is to offer us Call Right Projects with aggregate Projected FTM CAFD of $175.0 million by the end of 2016. The Support Agreement will require our Sponsor to offer us solar projects from the completion of this offering through the end of 2015 that have Projected FTM CAFD of at least $75.0 million, and to offer us solar projects during 2016 that have Projected FTM CAFD of at least $100.0 million. If the amount of Projected FTM CAFD provided from the completion of this offering through 2015 is less than $75.0 million or the amount of Projected FTM CAFD provided during 2016 is less than $100.0 million, our Sponsor has agreed that it will continue to offer sufficient Call Right Projects until the total aggregate Projected FTM CAFD commitment has been satisfied.

The Support Agreement provides that we will work with our Sponsor to mutually agree on the fair market value and Projected FTM CAFD of each Call Right Project. In the case of the Call Right Projects that are added to the list in the future, this process, with respect to the price, will occur within a reasonable time after the new Call Right Project is added to the list of identified Call Right Projects. If we are unable to agree on a price or Projected FTM CAFD for a project within 90 calendar days after it is added to the list (or with respect to Projected FTM CAFD such shorter period as will still allow Terra LLC to timely complete the relevant call right exercise process), we and our Sponsor, upon written notice from either party, will engage a third-party advisor to determine the price or Projected FTM CAFD of such project. We and our Sponsor will each pay 50% of the fees and expenses of any third-party advisor that is retained pursuant to the Support Agreement; provided that if we do not agree to purchase the project in question, we will be responsible for 100% of such fees and expenses. We have agreed to pay cash for each Call Right Project that we acquire, unless we and our Sponsor otherwise mutually agree. In the event our Sponsor receives a bona fide offer for a Call Right Project from a third party prior to the time we provide our Sponsor written notice of our exercise of our right to purchase a Call Right Project, our Sponsor must give us notice of such offer in reasonable detail and we will have the right to acquire such Call Right Project on terms substantially similar to those our Sponsor could have obtained from such third party and at a price no less than the price specified in the third-party offer. If we decline to exercise our purchase right, our Sponsor will be permitted to sell the applicable project to a third party. Notwithstanding the foregoing, after the price for a Call Right Project has been agreed or determined and until the total aggregate Projected FTM CAFD commitment has been satisfied, our Sponsor may not market, offer or sell that Call Right Project to any third party without our consent.

We will be permitted to exercise our call right with respect to any Call Right Project identified in the Support Agreement at any time during the applicable call right period for that Call Right Project, which generally will begin on the date of the agreement with respect to identified projects or the date a project is added to the Call Right Project list and will end 30 days prior to the project’s COD. If we exercise our option to purchase a Call Right Project under the Support Agreement, our Sponsor will be required to sell us that project on or about the date of its COD unless we otherwise agree to a different date.

ROFO Projects

The Support Agreement provides that our Sponsor will grant us a right of first offer with respect to any proposed sale or other transfer of any solar project or portfolio of projects developed by our Sponsor during the six-year period following the completion of this offering (other than Call Right Projects) located in the United States, Canada, the United Kingdom, Chile and other jurisdictions we and our Sponsor may agree on. We refer to these projects as the ROFO Projects. Our Sponsor will agree to negotiate with us in good faith, for a period of 30 days, to reach an agreement with respect to any proposed sale of a ROFO Project for which we have exercised our right of first offer before it may sell or otherwise transfer such ROFO Project to a third party. If we and our Sponsor are unable to agree upon terms with respect to a ROFO Project, our Sponsor will have the right to sell such project to a third party on terms generally no less favorable to our Sponsor than those offered to us.

Our Sponsor will not be obligated to sell any of the ROFO Projects and, therefore, we do not know when, if ever, any ROFO Projects will be offered to, or acquired by, us. In addition, in the event that our Sponsor elects to sell ROFO Projects, our Sponsor will not be required to accept any offer we make and may choose to sell the projects to a third party (provided that the terms are no less favorable to our Sponsor than those offered to us) or not to sell the projects at all.

Corporate Governance and Conflicts Committee

For as long as our Sponsor has voting control over us, any material action taken by us under the Support Agreement, including any termination or amendment thereof, the exercise or waiver of any of our rights thereunder and the terms and conditions of any definitive agreement for the purchase and sale of a Call Right Project will require the approval of our Corporate Governance and Conflicts Committee.

Termination

We or our Sponsor will have the right to terminate the Support Agreement upon written notice if the other party materially breaches or defaults in the performance of its obligations under the Support Agreement or under any transaction agreement entered into by the parties in connection with any of the Call Right Projects or the ROFO Projects, and such breach or default is continuing for 30 days after the breaching party has been given a written notice specifying such default or breach.

Project-Level Management and Administration Agreements

While projects are under construction and after they reach COD, affiliates of our Sponsor will provide certain services to our project-level entities.

Under the EPC contracts for projects developed by our Sponsor, the relevant Sponsor affiliates provide liquidated damages to cover delays in project completions, as well as market standard warranties, including performance ratio guaranties for periods that generally range between two and five years depending on the relevant market. The O&M contracts cover preventive and corrective maintenance services for a fee as defined in such agreement. The relevant Sponsor affiliates also provide generation availability guarantees of 99% for a majority of the projects covered by such O&M agreements (on a MW basis), and related liquidated damage obligations. In certain cases, asset management contracts cover the provision of asset management services to the relevant project-level entity. For the year ended December 31, 2013, our Sponsor received a total of approximately $346.8 million in compensation under the related EPC contracts and $0.9 million in compensation under the related O&M contracts. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Metrics—Operating Metrics—Generation Availability” for a description of “generation availability.”

Management Services Agreement

Immediately prior to the completion of this offering, we, Terra LLC, Terra Operating LLC and our Sponsor will enter into the Management Services Agreement pursuant to which our Sponsor will agree to provide or arrange for other service providers to provide management and administration services to us and our subsidiaries.

Services Rendered

Under the Management Services Agreement, our Sponsor or certain of its affiliates will provide or arrange for the provision by an appropriate service provider of the following services:

•	causing or supervising the carrying out of all day-to-day management, secretarial, accounting, banking, treasury, administrative, liaison, representative, regulatory and reporting functions and obligations;

•	identifying, evaluating and recommending to us acquisitions or dispositions from time-to-time and, where requested to do so, assisting in negotiating the terms of such acquisitions or dispositions;

•	recommending and implementing our business strategy, including potential new markets to enter;

•	establishing and maintaining or supervising the establishment and maintenance of books and records;

•	recommending and, where requested to do so, assisting in the raising of funds whether by way of debt, equity or otherwise, including the preparation, review or distribution of any prospectus or offering memorandum in respect thereof and assisting with communications support in connection therewith;

•	recommending to us suitable candidates to serve on the boards of directors or their equivalents of our subsidiaries;

•	making recommendations with respect to the exercise of any voting rights to which we are entitled in respect of our subsidiaries;

•	making recommendations with respect to the payment of dividends by us or any other distributions by us, including distributions to holders of our Class A common stock;

•	monitoring and/or oversight of the applicable accountants, legal counsel and other accounting, financial or legal advisors and technical, commercial, marketing and other independent experts, and managing litigation in which we are sued or commencing litigation after consulting with, and subject to the approval of, the relevant board of directors or its equivalent;

•	attending to all matters necessary for any reorganization, bankruptcy proceedings, dissolution or winding up of us, subject to approval by the relevant board of directors or its equivalent;

•	supervising the timely calculation and payment of taxes payable, and the filing of all tax returns;

•	causing our annual combined consolidated financial statements and quarterly interim financial statements and, as applicable, local statutory accounts to be: (i) prepared in accordance with generally accepted accounting principles or other applicable accounting principles for review and audit at least to such extent and with such frequency as may be required by law or regulation; and (ii) submitted to the relevant board of directors or its equivalent for its prior approval;

•	making recommendations in relation to and effecting the entry into insurance policies covering our assets, together with other insurances against other risks, including directors and officers insurance as the relevant service provider and the relevant board of directors or its equivalent may from time to time agree;

•	arranging for individuals to carry out the functions of principal executive, accounting and financial officers for purposes of applicable securities laws;

•	providing individuals to act as senior officers as agreed from time-to-time, subject to the approval of the relevant board of directors or its equivalent;

•	advising us regarding the maintenance of compliance with applicable laws and other obligations; and

•	providing all such other services as may from time-to-time be agreed with us that are reasonably related to our day-to-day operations.

In the event we are able to, or otherwise elect to, provide any or all of the services ourselves then our Sponsor will not provide such services. The services provided by our Sponsor will be subject to the supervision of our Corporate Governance and Conflicts Committee and our Sponsor will only provide the services requested by the Corporate Governance and Conflicts Committee and will at all times comply with our conflicts of interest policy.

In addition, pursuant to the Management Services Agreement, we will, and will cause our subsidiaries to, use commercially reasonably efforts to have our Sponsor or an affiliate of our Sponsor act as the primary operating and maintenance and asset management counterparty for the projects in our portfolio on terms and conditions that are market standard and otherwise reasonably acceptable to our Corporate Governance and Conflicts Committee. The amounts paid by us in respect of such services will not exceed the fair market value of such services (determined as the price that would be applicable between an unrelated service provider and recipient). Notwithstanding the foregoing, (i) if, in the good-faith determination of one of our senior executive officers, it would be commercially unreasonable to engage our Sponsor to provide operating and maintenance or asset management services or (ii) with respect to projects located in markets where our Sponsor does not provide operating and maintenance or asset management services, we may engage third parties for such services.

Non-Compete

Other than with the approval of our Sponsor, after the effective date of the Management Services Agreement each of TerraForm Power, Terra LLC and Terra Operating LLC have agreed that it and its affiliates will not, and will not agree to, directly or indirectly in each case without the consent of our Sponsor, engage in certain activities competitive with SunEdison’s power project development and construction business. These activities include:

•	engaging in, providing financing for or arranging any power project development activity;

•

acquiring, purchasing, obtaining or investing in any equity or other ownership interest of any other person engaged in the business of developing or constructing power projects, or the “Power Development or Construction Business,” except to the extent (i) in connection with such acquisition, purchase or investment our Sponsor is permitted to acquire, purchase or invest in, as applicable, at fair market value, all or the relevant part of such Power Development or Construction Business, or (ii) TerraForm Power, Terra LLC, Terra Operating LLC and the relevant service recipient agree, prior to such acquisition, purchase or investment, to divest and transfer to an unrelated third party such Power Development or Construction Business within six months after the completion of such acquisition, purchase or investment;

•	except as permitted in the Management Services Agreement, engaging in any commercial activities, negotiations, planning, exploratory or strategic discussions or other similar activities that relate to, or are otherwise designed to facilitate, finance, induce or otherwise assist any person in the development or construction of any power project;

•	prior to the date on which (i) control over the relevant power project site has been obtained by the relevant party, including through the execution of appropriate purchase option, lease option or similar agreements; (ii) a PPA or other energy offtake agreement has been secured for such project by the relevant party; and (iii) such project has reached mechanical completion, which is prior to the project being placed into service, such date, the “Construction Completion Date,” making any payment to any person to facilitate, finance, induce or otherwise assist the construction of a power project; or

•	other than with respect to asset management services for power generation projects in which TerraForm Power or any of TerraForm Power’s subsidiaries or affiliates has a material ownership interest (but subject to the provisions of the Management Services Agreement regarding the assumption of O&M and asset management contracts), engaging in the business of providing operating and maintenance services or asset management services for power generation projects or assets.

Notwithstanding anything to the contrary in the Management Services Agreement, we will be able to negotiate, structure and sign definitive legal agreements, make milestone payments and finance the acquisition of power development projects provided we do not make any payments in connection with such project before the Construction Completion Date.

If the Management Services Agreement is terminated, the non-competition provisions will continue to survive indefinitely.

In addition, until the later of the seventh anniversary of the date of the agreement or six months after the date our Sponsor ceases to beneficially own capital stock representing more than 50% of the voting power of all of the capital stock issued by us on such date, each of the parties to the Management Services Agreement agrees that it will not, and each will cause its affiliates not to, solicit or induce (or attempt to solicit or induce) any employees of another party to the Management Services Agreement to terminate his or her employment with such other party. Notwithstanding the foregoing, we may freely employ any of the dedicated personnel, and (i) general advertisements in newspapers and similar media of general circulation and (ii) use of recruiting firms that are not instructed to target a party’s employees, shall not be a violation of the solicitation or inducement provision of the preceding sentence.

Management Fee

As consideration for the services provided or arranged for by our Sponsor pursuant to the Management Services Agreement, we will pay our Sponsor a base management fee as follows: (i) no fee for the remainder of 2014, (ii) 2.5% of Terra LLC’s CAFD in 2015, 2016 and 2017 (not to exceed $4.0 million in 2015, $7.0 million in 2016 or $9.0 million in 2017), and (iii) an amount equal to our Sponsor’s or other service provider’s actual cost for providing services pursuant to the terms of the Management Services Agreement in 2018 and thereafter. We and our Sponsor may agree to adjust the management fee as a result of a change in the scope of services provided under the Management Services Agreement. In addition, in the event that TerraForm Power, Terra LLC, Terra Operating LLC or any of our subsidiaries refers a solar power development project to our Sponsor prior to our Sponsor’s independent identification of such opportunity, and our Sponsor thereafter develops such solar power project, our Sponsor will pay us an amount equal to the $40,000 per MW multiplied by the nameplate megawatt capacity of such solar project, determined as of the COD, of such solar power project (not to exceed $30.0 million in the aggregate in any calendar year), provided that, before such referral fee is paid to us in cash, it will be offset first against any due but unpaid base management fee and then against any costs and expenses incurred by our Sponsor to fund operating expenses in connection with the provision of services under the Management Services Agreement.

We may amend the scope of the services to be provided by our Sponsor under the Management Services Agreement, including reducing the number of our subsidiaries that receive services or otherwise, by providing 180 days’ prior written notice to our Sponsor, provided that the scope of services to be provided by our Sponsor under the Management Services Agreement cannot be increased without our Sponsor’s prior written consent. If the parties are unable to agree on a revised base management fee, we may terminate the agreement after the end of such 180-day period by providing 30 days prior written notice to our Sponsor, provided that any decision by us to terminate the Management Services Agreement in such an event must be approved by a majority of our independent directors.

Reimbursement of Expenses and Certain Taxes

We will be required to pay or reimburse our Sponsor or other service provider for all sales, use, value added, withholding or other similar taxes or customs duties or other governmental charges levied or imposed by reason of the Management Services Agreement or any agreement it contemplates, other than income taxes, corporation taxes, capital gains taxes or other similar taxes payable by our Sponsor or other service provider, which are personal to our Sponsor or other service provider, or to the extent any taxes or other governmental charges relate to the provision of services by our Sponsor or other service provider pursuant to the Management Services Agreement. We will not be required to reimburse our Sponsor or other service provider for any third-party out-of-pocket fees, costs and expenses incurred in the provision of the management and administration services nor will we be required to reimburse our Sponsor for the salaries and other remuneration of its management, personnel or support staff who carry out any services or functions for us or overhead for such persons.

Amendment

Any amendment, supplement to or waiver of the Management Services Agreement (including any proposed change to the scope of services to be provided by our Sponsor thereunder and any related change in our Sponsor’s management fee) must be approved by our Corporate Governance and Conflicts Committee.

Termination

The Management Services Agreement will not have a fixed term. However, we will be able to terminate the Management Services Agreement upon 30 days’ prior written notice of termination from us to our Sponsor if any of the following occurs:

•	our Sponsor defaults in the performance or observance of any material term, condition or covenant contained in the agreement in a manner that results in material harm to us and the default continues unremedied for a period of 30 days after written notice of the breach is given to our Sponsor;

•	our Sponsor engages in any act of fraud, misappropriation of funds or embezzlement against us that results in material harm to us;

•	our Sponsor is grossly negligent in the performance of its duties under the agreement and such negligence results in material harm to us;

•	certain events relating to the bankruptcy or insolvency of our Sponsor, us, Terra LLC or Terra Operating LLC;

•	upon the earlier to occur of (i) the fifth-year anniversary of the date of the agreement and (ii) the end of any 12-month period ending on the last day of a calendar quarter during which we generated cash available for distribution in excess of $350 million;

•	on such date as our Sponsor and its affiliates no longer beneficially hold more than 50% of the voting power of our capital stock; or

•	certain events leading to a change of control of our Sponsor.

Except as set forth in this section and above in “—Management Fee,” we will not have a right to terminate the Management Services Agreement for any other reason. We will only be able to terminate the Management Services Agreement with the prior approval of a majority of our independent directors.

Our Management Services Agreement will expressly provide that the agreement may not be terminated by us due solely to the poor performance or the underperformance of any of our operations or any of our or our subsidiaries investments made upon the recommendation of our Sponsor or other service provider. Nothing in the Management Services Agreement will limit our right to terminate project-level EPC, O&M or asset management agreements in case of under-performance.

Our Sponsor will be able to terminate the Management Services Agreement upon 180 days’ prior written notice of termination to us if we default in the performance or observance of any material term, condition or covenant contained in the agreement in a manner that results in material harm and the default continues unremedied for a period of 30 days after written notice of the breach is given to us. Our Sponsor will also be able terminate the Management Services Agreement upon the occurrence of certain events relating to our bankruptcy or insolvency.

Indemnification and Limitations on Liability

Under the Management Services Agreement, our Sponsor will not assume any responsibility other than to provide or arrange for the provision of the services called for thereunder in good faith and will not be responsible for any action that we take in following or declining to follow the advice or recommendations of our Sponsor. The maximum amount of the aggregate liability of our Sponsor or any of its affiliates, or of any director, officer, employee, contractor, agent, advisor or other representative of our Sponsor or any of its affiliates, will be equal to (i) until the end of 2016, an amount of $11 million, and (ii) thereafter, the base management fee previously paid by us in the two most recent calendar years pursuant to the Management Services Agreement. We have also agreed to indemnify each of our Sponsor and other service recipients and their respective affiliates, directors, officers, agents, members, partners, stockholders and employees to the fullest extent permitted by law from and against any claims, liabilities, losses, damages, costs or expenses (including legal fees) incurred by an indemnified person or threatened in connection with our respective businesses, investments and activities or in respect of or arising from the Management Services Agreement or the services provided by our Sponsor, except to the extent that the claims, liabilities, losses, damages, costs or expenses have resulted from the indemnified person’s bad faith, fraud, willful misconduct or gross negligence, or in the case of a criminal matter, action that the indemnified person knew to have been unlawful. In addition, under the Management Services Agreement, the indemnified persons will not be liable to us to the fullest extent permitted by law, except for conduct that involved bad faith, fraud, willful misconduct, gross negligence or in the case of a criminal matter, action that the indemnified person knew to have been unlawful.

Repowering Services ROFR Agreement

Immediately prior to the completion of this offering, TerraForm Power, Terra LLC and Terra Operating LLC, collectively, the “Service Recipients,” will enter into a Repowering Services ROFR Agreement with our Sponsor, pursuant to which our Sponsor will be granted a right of first refusal to provide certain services, including (i) repowering solar generation projects and related services provided to analyze, design and replace or improve any of the solar power generation projects through the modification of the relevant solar energy system or the installation of new solar components, but excluding any maintenance and (ii) providing such other services as may from time to time reasonably requested by the Service Recipients related to any such repowerings, collectively, the “Repowering Services.” The Service Recipients must provide written notice to our Sponsor stating their intent to engage a person to provide one or more of the Repowering Services and specify the material terms and conditions, including a fair market value fee to be paid for the Repowering Services to be provided. Upon request of the Sponsor, the Service Recipients must provide a breakdown of the fair market value fee for relevant parts of the Repowering Services and the supply of relevant components as would be standard in the relevant market. Our Sponsor will have 15 business days, or the “ROFR Notice Period,” to respond to such written notice and agree to provide all or a portion of the requested Repowering Services or to supply the relevant components required for the Repowering Services.

If our Sponsor fails to respond to the notice from the Service Recipient within the ROFR Notice Period it will be deemed to have waived its rights to provide, or arrange for the provision of, the Repowering Services. The Service Recipient may then, during the 90-day period following the expiration of the ROFR Notice Period, engage another person to perform the Repowering Services on terms and conditions not more favorable than those specified in the notice provided to our Sponsor. If the Service Recipient does not engage a third party to perform the Repowering Services within such 90-day period, or if the Repowering Services are not commenced within six months from the expiration of the ROFR Notice Period, our Sponsor’s right of first refusal will be deemed to be revived and the provisions of such Repowering Services may not be offered to any third party unless first re-offered to our Sponsor.

Investment Agreement

On March 28, 2014, Terra LLC and Terra Operating LLC entered into the Investment Agreement with our Sponsor pursuant to which our Sponsor agreed to make investments in Terra LLC to be used to repay certain construction indebtedness, which we refer to as the “Construction Debt,” and/or to pay for components of solar energy systems being constructed and/or developed by our SunE Perpetual Lindsay, North Carolina Portfolio and U.S. Projects 2014 project.

Subject to the limitations discussed below, our Sponsor agreed to make cash equity investments in Terra LLC in a minimum amount necessary to repay the Construction Debt of those projects so that as of the date of the investment, the outstanding amount of Construction Debt, taking into account the aggregate amount of term project indebtedness actually incurred by the project and/or tax equity investments actually received by such project, equals zero. The obligations of our Sponsor to make an investment with respect to any project are subject to the following conditions:

•	the Credit Agreement, dated as of February 28, 2014, by and among Sponsor, as borrower, the lenders from time to time party thereto, and Wells Fargo Bank, National Association, as administrative agent, Goldman Sachs Bank USA and Deutsche Bank Securities Inc., as joint lead arrangers and joint syndication agents, Goldman Sachs Bank USA, Deutsche Bank Securities Inc., Wells Fargo Securities, LLC and Macquarie Capital (USA) Inc., as joint bookrunners, which we refer to as the “Sponsor Credit Agreement,” shall have been amended to permit the making of such investment;

•	the project in question has achieved COD or the equivalent under its PPA;

•	the project company which owns the project shall have incurred the Construction Debt and the Construction Debt is still outstanding as of the earliest of (A) 90 days after COD or the equivalent or (B) the date of the refinancing of such Construction Debt with permanent financing or (C) the “date certain” or equivalent as required under such Construction Debt or tax equity investment documentation.

The Sponsor obtained the required amendment to the Sponsor Credit Agreement on May 28, 2014.

The Sponsor further agreed to make cash investments in Terra LLC with respect to certain projects to pay for certain components of solar energy systems pursuant to EPC contracts as necessary to achieve COD, the “Component Costs” identified on a schedule to the Investment Agreement.

Notwithstanding any other provision of the Investment Agreement, under no circumstances will our Sponsor be required to contribute an aggregate amount in excess of (i) the Maximum Component Costs identified on the schedule to the Investment Agreement with respect to any individual identified project or (ii) $85.0 million in the aggregate.

Interest Payment Agreement

Immediately prior to the completion of this offering, Terra LLC and Terra Operating LLC will enter into the Interest Payment Agreement with our Sponsor and SunEdison Holdings Corporation, pursuant to which our Sponsor will agree to pay all of the scheduled interest on our Term Loan through the third anniversary of our entering into the Term Loan, up to an aggregate of $48 million over such period (plus any interest due on any payment not remitted when due). Our Sponsor will not be obligated to pay any amounts payable under the Term Loan in connection with an acceleration of the indebtedness thereunder. The Interest Payment Agreement will provide that at least three business days prior to each interest payment date under the Term Loan, our Sponsor will deposit into an account of Terra Operating LLC an amount equal to the interest payment amount and Terra Operating LLC will use such funds solely to pay the interest payment amount in accordance with the terms of the Term Loan.

Any amounts payable by our Sponsor under the Interest Payment Agreement that are not remitted when due will remain due (whether on demand or otherwise) and interest will accrue on such overdue amounts at a rate per annum equal to the interest rate then applicable under the Term Loan. In addition, Terra LLC will be entitled to set off any amounts owing by SunEdison pursuant to the Interest Payment Agreement against any and all sums owed by Terra LLC to SunEdison under the distribution provisions of the amended and restated operating agreement of Terra LLC, and Terra LLC may pay such amounts to Terra Operating LLC.

The Interest Payment Agreement may be terminated prior to the third anniversary of the date of the Term Loan credit agreement (but not earlier than the final third year interest payment), by mutual written agreement of our Sponsor and Terra Operating LLC and will automatically terminate upon the repayment in full of all outstanding indebtedness under the Term Loan or a change of control of us, Terra LLC or Terra Operating LLC. The agreement may also be terminated at the election of our Sponsor, Terra LLC or Terra Operating LLC if any of them experiences certain events relating to bankruptcy or insolvency. Any decision by Terra LLC or Terra Operating LLC to terminate the Interest Payment Agreement must have the prior approval of a majority of the members of our Corporate Governance and Conflicts Committee.

Amended and Restated Operating Agreement of Terra LLC

Immediately prior to the completion of this offering, the operating agreement of Terra LLC will be amended and restated to authorize three classes of units, the Class A units, the Class B units and the Class B1 units, and to appoint us as the sole managing member of Terra LLC. The following is a description of the material terms of Terra LLC’s amended and restated operating agreement.

Governance

TerraForm Power will serve as the sole managing member of Terra LLC. As such, TerraForm Power, and effectively our board of directors, will control the business and affairs of Terra LLC and be responsible for the management of its business. No other member of Terra LLC, in its capacity as such, will have any authority or right to control the management of Terra LLC or to bind it in connection with any matter. Any amendment, supplement or waiver of the Terra LLC operating agreement must be approved by a majority of our independent directors.

Amendments

The operating agreement of Terra LLC may be amended, supplemented, waived or modified by our written consent, in our sole discretion without the approval of any other person, however, no amendment may (i) modify the limited liability of any member, or increase the liabilities or obligations of any member, in each case, without the consent of each such affected member or (ii) materially and adversely affect the rights of a holder of Class A units, Class B units or Class B1 units, in their capacity as holders of Class A units, Class B units or Class B1 units, in relation to other classes of equity securities of Terra LLC, without the consent of the holders of a majority of such classes of units. So long as we are the managing member, any such amendment, supplement or waiver must be approved by a majority of our independent directors (as determined in accordance with the applicable listing rules of the NASDAQ Global Select Market). Notwithstanding the foregoing, we may, without the written consent of any other member or any other person, amend, supplement, waive or modify any provision of Terra LLC’s operating agreement and execute, swear to, acknowledge, deliver, file and record whatever documents may be required in connection therewith, to:

•	reflect any amendment, supplement, waiver or modification that we determine is necessary or appropriate in connection with the creation, authorization or issuance of any class of units or other equity securities in Terra LLC or other Terra LLC securities in accordance with the Terra LLC operating agreement;

•	reflect the admission, substitution, withdrawal or removal of members in accordance with the Terra LLC operating agreement;

•	reflect a change in Terra LLC’s name, the location of its principal place of business, its registered agent or its registered office;

•	reflect a change in Terra LLC’s fiscal or taxable year and any other changes that we determine to be necessary or appropriate as a result of a change in Terra LLC’s fiscal or taxable, including a change in the dates on which Terra LLC is to make distributions; or

•	cure any ambiguity, mistake, defect or inconsistency.

Voting Rights

The Class A units, Class B units and Class B1 units will not have any voting rights.

Exchange Rights of Members; Automatic Conversion

Terra LLC will issue Class A units, which may only be issued to TerraForm Power, as the sole managing member, and Class B units, which may only be issued and held by our Sponsor or its controlled affiliates. Additionally, we will establish the Class B1 units which may be issued in connection with a reset of incentive distribution levels (see “—Distributions—IDRs—IDR Holders’ Right to Reset Incentive Distribution Levels”), or in connection with acquisitions from our Sponsor or third parties. We will issue Class B1 units to Riverstone in connection with our acquisition of the Mt. Signal project.

Each Class B unit and each Class B1 unit of Terra LLC, together with a corresponding number of shares of Class B common stock or Class B1 common stock, as applicable, will be exchangeable for a share of our Class A common stock, subject to equitable adjustments for stock splits, stock dividends and reclassifications in accordance with the terms of the amended and restated operating agreement of Terra LLC and any applicable exchange agreement. When a holder surrenders Class B units or Class B1 units of Terra LLC and a corresponding number of shares of Class B common stock or Class B1 common stock for shares of our Class A common stock, (i) Terra LLC will cancel the Class B units or Class B1 units as applicable, (ii) Terra LLC or will issue additional Class A units to us, (iii) we will redeem and cancel a corresponding number of shares of our Class B common stock or Class B1 common stock, as applicable, and (iv) we will issue a corresponding number of shares of Class A common stock to such holder. See “—Exchange Agreements.”

Additionally, the amended and restated operating agreement of Tierra LLC will provide that no member may directly or indirectly, sell or transfer (including any transfer of the equity interests of a direct or indirect holder of units that is classified as a partnership or disregarded entity for U.S. federal income tax purposes) any units so as to cause those units to be owned, directly or indirectly, by a “disqualified person” for purposes of Section 1603 of the American Recovery and Reinvestment Tax Act. Any such transfer, if attempted, shall be void and ineffectual and shall not operate to transfer any interest or title and shall be void ab initio. Moreover, the amended and restated operating agreement of Terra LLC and the Exchange Agreements will provided that if a holder of Class B1 units does become a “disqualified person” for purposes of Section 1603 of the American Recovery and Reinvestment Tax Act, all Class B1 units and all shares of Class B1 common stock held by such person shall be automatically converted without any action on the part of such owner.

Distributions

Subordination

General

Terra LLC’s amended and restated operating agreement will provide that, during the Subordination Period (as described below), the Class A units and Class B1 units (if any) will have the right to receive quarterly distributions in an amount equal to $0.2257 per unit, which amount is defined as the “Minimum Quarterly Distribution,” plus any arrearages in the payment of the Minimum Quarterly Distribution on the Class A units and Class B1 units from prior quarters, before any distributions may be made on the Class B units. The Class B units are deemed “subordinated” because for a period of time, referred to as the Subordination Period, the Class B units will not be entitled to receive any distributions from Terra LLC until the Class A units and Class B1 units have received the Minimum Quarterly Distribution plus any arrearages in the payment of the Minimum Quarterly Distribution from prior quarters. Furthermore, no arrearages will be paid on the Class B units. The practical effect of the subordinated Class B units is to increase the likelihood that during the Subordination Period there will be sufficient CAFD to pay the Minimum Quarterly Distribution on the Class A units and Class B1 units.

The subordination of the Class B units is in addition to the Distribution Forbearance Provisions (as defined below) applicable to the Class B units described below under the caption “—Distribution Forbearance Provisions.”

Subordination Period

The “Subordination Period” means the period beginning on the closing date of this offering and extending until each of the following tests has been met, which will be a minimum three-year period ending no earlier than the beginning of the period for which a distribution is paid for the third quarter of 2017:

•	distributions of CAFD on each of the outstanding Class A units, Class B units and Class B1 units equaled or exceeded $0.9028 per unit (the annualized Minimum Quarterly Distribution) for each of three non-overlapping, four-quarter periods immediately preceding that date;

•	the CAFD generated during each of three non-overlapping, four-quarter periods immediately preceding that date equaled or exceeded the sum of $0.9028 per unit (the annualized Minimum Quarterly Distribution) on all of the outstanding Class A units, Class B units and Class B1 units during those periods on a fully diluted basis; and

•	there are no arrearages in payment of the Minimum Quarterly Distribution on the Class A units or Class B1 units.

Early Termination of Subordination Period

Notwithstanding the foregoing, the Subordination Period will automatically terminate when each of the following tests has been met:

•	distributions of CAFD on each of the outstanding Class A units, Class B units and Class B1 units equaled or exceeded $1.8056 per unit (200.0% of the annualized Minimum Quarterly Distribution) for the four-quarter period immediately preceding that date;

•	the CAFD generated during the four-quarter period immediately preceding that date equaled or exceeded the sum of (i) $1.8056 per unit (200.0% of the annualized Minimum Quarterly Distribution) on all of the outstanding Class A units, Class B units and Class B1 units during such four-quarter period on a fully diluted basis, and (ii) the corresponding distributions on the IDRs during such four-quarter period; and

•	there are no arrearages in payment of the Minimum Quarterly Distributions on the Class A units or Class B1 units.

Distributions During the Subordination Period

If Terra LLC makes a distribution of cash for any quarter ending before the end of the Subordination Period, its amended and restated operating agreement will require that it make the distribution in the following manner:

•	first, to the holders of Class A units and Class B1 units, pro rata, until Terra LLC distributes for each Class A unit and Class B1 unit an amount equal to the Minimum Quarterly Distribution for that quarter and any arrearages in payment of the Minimum Quarterly Distribution on such units for any prior quarters;

•	second, subject to the Distribution Forbearance Provisions applicable to the Class B units, to the holders of Class B units, pro rata, until Terra LLC distributes for each Class B unit an amount equal to the Minimum Quarterly Distribution for that quarter; and

•	thereafter, in the manner described in “—IDRs” below.

Distributions After the Subordination Period

When the Subordination Period ends, each outstanding Class B unit will then participate pro rata with the Class A units and Class B1 units in distributions, subject to the Distribution Forbearance Provisions applicable to the Class B units. Once the Subordination Period ends, it does not recommence under any circumstances.

If Terra LLC makes distributions of cash for any quarter ending after the expiration of the Subordination Period, its amended and restated operating agreement will require that it make the distribution in the following manner:

•	first, to all holders of Class A units, Class B1 units and Class B units, pro rata, until Terra LLC distributes for each unit an amount equal to the Minimum Quarterly Distribution for that quarter, subject to the Distribution Forbearance Provisions applicable to the Class B units; and

•	thereafter, in the manner described in “—IDRs” below.

IDRs

General

IDRs represent the right to receive increasing percentages (15.0%, 25.0% and 50.0%) of Terra LLC’s quarterly distributions after the Minimum Quarterly Distribution and the target distribution levels have been achieved. Our Sponsor will hold the IDRs upon completion of this offering, and will only be able to transfer the IDRs as described in the “Transferability of IDRs” section below.

Initial IDR Structure

If for any quarter:

•	Terra LLC has made cash distributions to the holders of its Class A units, Class B1 units and, subject to the Distribution Forbearance Provisions, Class B units in an amount equal to the Minimum Quarterly Distribution; and

•	Terra LLC has distributed cash to holders of Class A units and holders of Class B1 units in an amount necessary to eliminate any arrearages in payment of the Minimum Quarterly Distribution;

then Terra LLC will make additional cash distributions for that quarter among holders of its Class A units, Class B units, Class B1 units and the IDRs in the following manner:

•	first, to all holders of Class A units, Class B1 units and, subject to the Distribution Forbearance Provisions, Class B units, pro rata, until each holder receives a total of $0.3386 per unit for that quarter (the “First Target Distribution”) (150.0% of the Minimum Quarterly Distribution);

•	second, 85.0% to all holders of Class A units, Class B1 units and, subject to the Distribution Forbearance Provisions, Class B units, pro rata, and 15.0% to the holders of the IDRs, until each holder of Class A units, Class B1 units and, subject to the Distribution Forbearance Provisions, Class B units receives a total of $0.3950 per unit for that quarter (the “Second Target Distribution”) (175.0% of the Minimum Quarterly Distribution);

•	third, 75.0% to all holders of Class A units, Class B1 units and, subject to the Distribution Forbearance Provisions, Class B units, pro rata, and 25.0% to the holders of the IDRs, until each holder of Class A units, Class B1 units and, subject to the Distribution Forbearance Provisions, Class B units receives a total of $0.4514 per unit for that quarter (the “Third Target Distribution”) (200.0% of the Minimum Quarterly Distribution); and

•	thereafter, 50.0% to all holders of Class A units, Class B1 units and, subject to the Distribution Forbearance Provisions, Class B units, pro rata, and 50.0% to the holders of the IDRs.

The Terra LLC amended and restated operating agreement prohibits distributions on the IDRs unless CAFD since the closing of this offering exceeds the amount of CAFD distributed as of the date of the determination.

The following table illustrates the percentage allocations of distributions between the holders of Class A units, Class B units, Class B1 units and the IDRs based on the specified target distribution levels. The amounts set forth under the column heading “Marginal Percentage Interest in Distributions” are the percentage interests of the holders of Class A units, Class B units, Class B1 units and the IDRs in any distributions Terra LLC makes up to and including the corresponding amount in the column “Total Quarterly Distribution Per Unit.” The percentage interests set forth below assume there are no arrearages on Class A units or Class B1 units and the Distribution Forbearance Provisions applicable to the Class B units have terminated or otherwise do not apply.

				Marginal Percentage Interest in Distributions
	Total Quarterly Distribution Per Unit			Unitholders	IDR Holders
Minimum Quarterly Distribution		up to $0.2257	(1)	100.0%	0.0%
First Target Distribution	above $0.2257	up to $0.3386	(2)	100.0%	0.0%
Second Target Distribution	above $0.3386	up to $0.3950	(3)	85.0%	15.0%
Third Target Distribution	above $0.3950	up to $0.4514	(4)	75.0%	25.0%
Thereafter	above $0.4514			50.0%	50.0%

(1)	This amount is equal to the Minimum Quarterly Distribution.
(2)	This amount is equal to 150.0% of the Minimum Quarterly Distribution.
(3)	This amount is equal to 175.0% of the Minimum Quarterly Distribution.
(4)	This amount is equal to 200.0% of the Minimum Quarterly Distribution.

IDR Holders’ Right to Reset Incentive Distribution Levels

Our Sponsor, as the holder of the IDRs, has the right after Terra LLC has made cash distributions in excess of the Third Target Distribution level (i.e., 50% to holders of units and 50% to the holder of the IDRs) for four consecutive quarters, to elect to relinquish the right to receive incentive distribution payments based on the initial target distribution levels and to reset, at higher levels, the target distribution levels upon which the incentive distribution payments would be set. See “—Post-Reset IDRs” below.

The right to reset the target distribution levels upon which the incentive distributions are based may be exercised at any time after the expiration or termination of the Subordination Period, when Terra LLC has made cash distributions in excess of the then-applicable Third Target Distribution level for the prior four consecutive fiscal quarters. At the sole discretion of the holder of the IDRs, the right to reset may be exercised without the approval of the holders of Terra LLC units, TerraForm Power, as manager of Terra LLC, or the board or directors (or any committee thereof) of TerraForm Power.

The reset target distribution levels will be higher than the most recent per unit distribution level and the target distribution levels prior to the reset such that there will be no incentive distributions paid under the reset target distribution levels until cash distributions per Class A unit, Class B unit and Class B1 unit following the reset event increase as described below. Because the reset target distribution levels will be higher than the most recent per unit distribution level prior to the reset, if Terra LLC were to issue additional units after the reset and maintain the per unit distribution level, no additional incentive distributions would be payable. By contrast, if there were no such reset and Terra LLC were to issue additional units and maintain the per unit distribution level, additional incentive distributions would have to be paid based on the additional number of outstanding units and the percentage interest of the IDRs above the target distribution levels. Thus, the exercise of the reset right would lower our cost of equity capital. Our Sponsor could exercise this reset right in order to facilitate acquisitions or internal growth projects that would otherwise not be sufficiently accretive to cash distributions per unit, taking into account the existing levels of incentive distribution payments being made.

The holders of IDRs will be entitled to cause the target distribution levels to be reset on more than one occasion. There are no restrictions on the ability to exercise their reset right multiple times, but the requirements for exercise must be met each time. Because one of the requirements is that Terra LLC make cash distributions in excess of the then-applicable Third Target Distribution for the prior two consecutive fiscal quarters, a minimum of two quarters must elapse between each reset.

In connection with the resetting of the target distribution levels and the corresponding relinquishment by our Sponsor of incentive distribution payments based on the target distribution levels prior to the reset, our Sponsor will be entitled to receive a number of newly-issued Terra LLC Class B1 units and shares of Class B1 common stock based on the formula described below that takes into account the “cash parity” value of the cash distributions related to the IDRs for the two consecutive quarters immediately prior to the reset event as compared to the cash distribution per unit in such quarters.

The number of Class B1 units and shares of Class B1 common stock to be issued in connection with a resetting of the Minimum Quarterly Distribution amount and the target distribution levels then in effect would equal the quotient determined by dividing (x) the average aggregate amount of cash distributions received in respect of the IDRs during the two consecutive fiscal quarters ended immediately prior to the date of such reset election by (y) the average of the aggregate amount of cash distributed per Class A unit, Class B1 unit and Class B unit during each of these two quarters.

Post-Reset IDRs

Following a reset election, a baseline Minimum Quarterly Distribution amount will be calculated as an amount equal to the average cash distribution amount per Class A unit, Class B1 unit and Class B unit for the two consecutive fiscal quarters immediately preceding the reset election (which amount we refer to as the “Reset Minimum Quarterly Distribution”) and the target distribution levels will be reset to be correspondingly higher than the Reset Minimum Quarterly Distribution. Following a resetting of the Minimum Quarterly Distribution amount, such that Terra LLC would make distributions for each quarter ending after the reset date as follows:

•	first, to all holders of Class A units, Class B1 units and, subject to the Distribution Forbearance Provisions, Class B units, pro rata, until each holder receives an amount per unit for that quarter equal to 115.0% of the Reset Minimum Quarterly Distribution;

•	second, 85.0% to all holders of Class A units, Class B1 units and, subject to the Distribution Forbearance Provisions, Class B units, pro rata, and 15.0% to the holders of the IDRs, until each holder of Class A units, Class B1 units and, subject to the Distribution Forbearance Provisions, Class B units receives an amount per unit for that quarter equal to 125.0% of the Reset Minimum Quarterly Distribution;

•	third, 75.0% to all holders of Class A units, Class B1 units and, subject to the Distribution Forbearance Provisions, Class B units, pro rata, and 25.0% to the holders of the IDRs, until each holder of Class A units, Class B1 units and, subject to the Distribution Forbearance Provisions, Class B units receives an amount per unit for that quarter equal to 150.0% of the Reset Minimum Quarterly Distribution; and

•	thereafter, 50.0% to all holders of Class A units, Class B1 units and, subject to the Distribution Forbearance Provisions, Class B units, pro rata, and 50.0% to the holders of the IDRs.

Because a reset election can only occur after the Subordination Period expires, the Reset Minimum Quarterly Distribution will have no significance except as a baseline for the target distribution levels after our Sponsor effectuates an IDR reset.

The following table illustrates the percentage allocation of Terra LLC distributions between the holders of Class A units, Class B units, Class B1 units and the IDRs at various distribution levels (i) pursuant to the distribution provisions of Terra LLC’s amended and restated operating agreement that will be in effect at the closing of this offering, as well as (ii) following a hypothetical reset of the target distribution levels based on the assumption that the average distribution amount per common unit during the two quarters immediately preceding the reset election was $0.5000. This illustration assumes the Distribution Forbearance Provisions applicable to the Class B units have terminated or otherwise do not apply.

	Quarterly Distribution Per Class A Unit Prior to Reset			Holders of Class A Units	IDRs Holders	Quarterly Distribution Per Class A Unit Following Hypothetical Reset
Minimum Quarterly Distribution		up to $0.2257	(1)	100.0%	—		up to $0.5000	(5)
First Target Distribution	above $0.2257	up to $0.3386	(2)	100.0%	—	above $0.5000	up to $0.5750	(6)
Second Target Distribution	above $0.3386	up to $0.3950	(3)	85.0%	15.0%	above $0.5750	up to $0.6250	(7)
Third Target Distribution	above $0.3950	up to $0.4514	(4)	75.0%	25.0%	above $0.6250	up to $0.7500	(8)
Thereafter	above $0.4514			50.0%	50.0%	above $0.7500

(1)	This amount is equal to the Minimum Quarterly Distribution.
(2)	This amount is equal to 150% of the Minimum Quarterly Distribution.
(3)	This amount is equal to 175% of the Minimum Quarterly Distribution.
(4)	This amount is equal to 200% of the Minimum Quarterly Distribution.
(5)	This amount is equal to the hypothetical Reset Minimum Quarterly Distribution.
(6)	This amount is 115.0% of the hypothetical Reset Minimum Quarterly Distribution.
(7)	This amount is 125.0% of the hypothetical Reset Minimum Quarterly Distribution.
(8)	This amount is 150.0% of the hypothetical Reset Minimum Quarterly Distribution.

The following table illustrates the total amount of Terra LLC distributions that would be distributed to holders of Class A units, Class B units, Class B1 units and the IDRs, based on the amount distributed for the quarter immediately prior to the reset. The table assumes that immediately prior to the reset there would be 27,724,712 Class A units outstanding, 67,210,944 Class B units outstanding and 6,083,333 Class B1 units outstanding and the average distribution to each common unit would be $0.5000 for the two quarters prior to the reset. This illustration assumes the Distribution Forbearance Provisions applicable to the Class B units have terminated or otherwise do not apply.

	Prior to Reset
	Quarterly Distribution Per Unit				Distributions to Holders of Units	Distributions to Holders of IDRs	Total Distributions
Minimum Quarterly Distribution				up to $0.2257	$22,801,250	$—	$22,801,250
First Target Distribution	above $	0.2257	up to $	0.3386	11,400,625	—	11,400,625
Second Target Distribution	above $	0.3386	up to $	0.3950	5,700,313	1,005,938	6,706,250
Third Target Distribution	above $	0.3950	up to $	0.4514	5,700,313	1,900,104	7,600,417
Thereafter	above $	0.4514			4,906,995	4,906,995	9,813,990

					$50,509,495	$7,813,037	$58,322,532

The following table illustrates the total amount of Terra LLC distributions that would be distributed to holders of units and the IDRs, with respect to the quarter after the reset occurs. The table reflects that as a result of the reset there would be 27,724,712 Class A units outstanding, 67,210,944 Class B units outstanding and 21,709,406 Class B1 units outstanding and the average distribution to each unit would be $0.5000. The number of Class B1 units to be issued upon the reset was calculated by dividing (i) the amount received in respect of the IDRs for the quarter prior to the reset as shown in the table above, or $7,813,037, by (ii) the cash distributed on each unit for the quarter prior to the reset as shown in the table above, or $50,509,495. This illustration assumes the Distribution Forbearance Provisions applicable to the Class B units have terminated or otherwise do not apply.

	After Hypothetical Reset
	Quarterly Distribution Per Unit				Distributions to Holders of Units Existing Prior to Reset	Distributions to Holders of New Class B1 Units(1)	Distributions to Holders of IDRs	Total Distributions
Minimum Quarterly Distribution			up to $	0.5000	$50,509,495	$7,813,037	$—	$58,322,532
First Target Distribution	above $	0.5000	up to $	0.5750	—	—	—	—
Second Target Distribution	above $	0.5750	up to $	0.6250	—	—	—	—
Third Target Distribution	above $	0.6250	up to $	0.7500	—	—	—	—
Thereafter	above $	0.7500			—	—	—	—

					$50,509,495	$7,813,037	$—	$58,322,532

(1)	Represents distributions in respect of the Class B1 units issued upon the reset.

Transferability of IDRs

Our Sponsor may not sell, transfer, exchange, pledge (other than as collateral under its credit facilities) or otherwise dispose of the IDRs to any third party (other than its controlled affiliates) until after it has satisfied its $175.0 million aggregate Projected FTM CAFD commitment to us in accordance with the Support Agreement. Our Sponsor will pledge the IDRs as collateral under its existing credit agreement, but the IDRs may not be transferred upon foreclosure until after our Sponsor has satisfied its Projected FTM CAFD commitment to us. Our Sponsor has granted us a right of first refusal with respect to any proposed sale of IDRs to a third party (other than its controlled affiliates), which we may exercise to purchase the IDRs proposed to be sold on the same terms offered to such third party at any time within 30 days after we receive written notice of the proposed sale and its terms.

Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels

If Terra LLC combines its common units into fewer common units or subdivides its common units into a greater number of common units, its amended and restated operating agreement will specify that the Minimum Quarterly Distribution and the target distribution levels will be proportionately adjusted.

For example, if a two-for-one split of the common units should occur, the Minimum Quarterly Distribution and the target distribution levels would each be reduced to 50.0% of its initial level. Terra LLC will not make any adjustment by reason of the issuance of additional units for cash or property.

In addition, if as a result of a change in law or interpretation thereof, Terra LLC or any of its subsidiaries is treated as an association taxable as a corporation or is otherwise subject to additional taxation as an entity for U.S. federal, state, local or non-U.S. income or withholding tax purposes, TerraForm Power, as manager of Terra LLC, may, in its sole discretion, reduce the Minimum Quarterly Distribution and the target distribution levels for each quarter by multiplying (a) each distribution level times (b) the quotient obtained by dividing (i) CAFD for that quarter by (ii) the sum of CAFD for that quarter, plus our estimate of our additional aggregate liability for the quarter for such income and withholding taxes payable by reason of such change in law or interpretation thereof. To the extent that the actual tax liability differs from the estimated tax liability for any quarter, the difference will be accounted for in distributions with respect to subsequent quarters.

Stock Lock-Up

Terra LLC’s amended and restated operating agreement will provide that our Sponsor (together with its controlled affiliates) must continue to own a number of Class B units equal to 25% of the number of Class B units held by the Sponsor upon closing of this offering until the earlier of: (i) three years from the completion of this offering or (ii) the date Terra LLC has made cash distributions in excess of the Third Target Distribution (as defined above) for four quarters (which need not be consecutive). The number of shares of Class B common stock corresponding to such number of Class B units would represent a majority of the combined voting power of all shares of Class A common stock and Class B common stock outstanding upon completion of this offering. However, our Sponsor may pledge all of the Class B units they hold to lenders as security under credit facilities or other borrowing or debt arrangements, but no transfer upon foreclosure on such units may occur in violation of this provision. Any Class B units transferred by our Sponsor (including in connection with foreclosure on units pledged as collateral) would be exchanged (along with a corresponding number of shares of Class B common stock) into shares of our Class A common stock in connection with such transfer. See “—Issuances and Transfer of Units” and “—Exchange Agreements.”

Distribution Forbearance Provisions

During the Distribution Forbearance Period (as defined below) Terra LLC’s amended and restated operating agreement will limit distributions in respect of the Class B units as follows:

•	the Class B units will not, under any circumstances, be entitled to receive any distributions with respect to the third and fourth quarter of 2014 (i.e., distributions declared on or prior to March 31, 2015); and

•	thereafter, when any distribution is made to the holders of Class A units and Class B1 units, holders of Class B units will be entitled to receive, on a per unit basis, an amount equal to the product of:

•	the per unit amount of the distribution in respect of the Class A units and Class B1 units; multiplied by

•	the ratio of (i) the As Delivered CAFD (as defined below) with respect to the Contributed Construction Projects and any substitute projects contributed by our Sponsor to Terra LLC in the event any of the identified projects fails to achieve COD, or the “Completed CAFD Contribution Amount,” to (ii) a CAFD threshold of $38.84 million, or the “CAFD Forbearance Threshold,” which is the currently anticipated CAFD to be generated by the Contributed Construction Projects.

We refer to the forgoing provisions as the “Distribution Forbearance Provisions.”

For purposes of the amended and restated operating agreement, “As Delivered CAFD” means, with respect to any of the projects described in the preceding paragraph, the CAFD projected, as of such project’s COD, to be generated by such project in the 12 months after such project’s COD taking into account, among other things, the project finance structure, the as-built system size and the production level and will be determined by mutual agreement between us and our Sponsor.

The “Distribution Forbearance Period” begins on the date of the closing of this offering and ends on the later of March 31, 2015 or the date that the Completed CAFD Contribution amount exceeds the CAFD Forbearance Threshold.

Any distributions forgone by the holders of Class B units pursuant to the Distribution Forbearance Provisions will not be distributed to holders of other classes of units and will not constitute an arrearage on the Class B units. After the date on which the Distribution Forbearance Period ends, distributions will be made to holders of Class B units in accordance with the respective number of units as described above under “—Distributions During the Subordination Period,” “—Distribution After the Subordination Period” and “—IDRs.”

Coordination of TerraForm Power and Terra LLC

At any time TerraForm Power issues shares of its Class A common stock for cash, the net proceeds therefrom will promptly be transferred to Terra LLC and Terra LLC will either:

•	transfer newly-issued Class A units of Terra LLC to TerraForm Power; or

•	use such net proceeds to purchase Class B units of Terra LLC from our Sponsor, which Class B units will automatically convert into Class A units of Terra LLC when transferred to TerraForm Power.

In the event TerraForm Power issues shares of Class A common stock that are subject to forfeiture or cancellation (e.g. restricted stock), the corresponding Class A units will be issued subject to similar forfeiture or cancellation provisions.

In the event Terra LLC purchases a Class B unit or a Class B1 unit of Terra LLC from the holder thereof, TerraForm Power will automatically redeem and cancel the corresponding share of its Class B common stock or Class B1 common stock, as applicable.

If TerraForm Power issues other classes or series of equity securities, Terra LLC will issue, and TerraForm Power will use the net proceeds from such issuance of other classes or services of equity security to purchase, an equal amount of units with designations, preferences and other rights and terms that are substantially the same as TerraForm Power’s newly-issued equity securities. If TerraForm Power elects to redeem or purchase any shares of its Class A common stock (or its equity securities of other classes or series other than shares of its Class B common stock or Class B1 common stock), Terra LLC will, immediately prior to such redemption, redeem or purchase an equal number of Class A units (or its units of the corresponding classes or series) held by TerraForm Power, upon the same terms and for the same price, as the shares of Class A common stock (or equity securities of such other classes or series) so redeemed.

Issuances and Transfer of Units

Class A units may only be issued to TerraForm Power, as the sole managing member of Terra LLC, and are non-transferable except upon redemption by Terra LLC. Class B units may only be issued to our Sponsor and its controlled affiliates. Class B units may not be transferred, except to our Sponsor or to a controlled affiliate of our Sponsor. Our Sponsor may not transfer any Class B units to any person, including a controlled affiliate, unless our Sponsor transfers an equivalent number of shares of our Class B common stock to the same transferee. Class B1 units may not be transferred without our consent, which may be subject to such conditions as we may specify, and any such attempted transfer without our consent will be void ab initio, except our Sponsor may transfer Class B1 units to a controlled affiliate without our consent. Our holders of Class B1 units may not transfer any Class B1 units to any person, including to a controlled affiliate of our Sponsor or with our consent, unless the transferor transfers an equivalent number of shares of our Class B1 common stock to the same transferee. TerraForm Power may impose additional restrictions on exchange that it determines necessary or advisable so that Terra LLC is not treated as a “publicly traded partnership” for United States federal income tax purposes.

Exchange Agreements

We will enter into an exchange agreement pursuant to which our Sponsor (and its controlled affiliates who acquire Class B units or Class B1 units of Terra LLC), or any permitted successor holder, may from time to time cause Terra LLC to exchange its Class B units or Class B1 units, together with a corresponding number of shares of Class B common stock or Class B1 common stock, as applicable, for shares of our Class A common stock on a one-for-one basis, subject to adjustments for stock splits, stock dividends and reclassifications. The exchange agreement also provides that, subject to certain exceptions, the holder will not have the right to cause Terra LLC to exchange Class B units or Class B1 units, together with a corresponding number of shares of Class B common stock or Class B1 common stock, as applicable, if Terra LLC determines that such exchange would be prohibited by law or regulation or would violate other agreements to which TerraForm Power may be subject, and TerraForm Power may impose additional restrictions on exchange that it determines necessary or advisable so that Terra LLC is not treated as a “publicly traded partnership” for United States federal income tax purposes.

When a holder exchanges a Class B unit or Class B1 unit of Terra LLC for a share of our Class A common stock, (i) such holder will surrender such Class B unit or Class B1 unit, as applicable, and a corresponding share of our Class B common stock or Class B1 common stock, as applicable, to Terra LLC, (ii) we will issue and contribute a share of Class A common stock to Terra LLC for delivery of such share by Terra LLC to the exchanging holder, (iii) Terra LLC will issue a Class A unit to us, (iv) Terra LLC will cancel the Class B unit or Class B1 unit, as applicable, and we will cancel the corresponding share of our Class B common stock or Class B1 common stock, as applicable, and (v) Terra LLC will deliver the share of Class A common stock it receives to the exchanging holder. As result, when a holder exchanges its Class B units or Class B1 units for shares of our Class A common stock, our interest in Terra LLC will be correspondingly increased. We have reserved for issuance 73,294,277 shares of our Class A common stock, which is the aggregate number of shares of Class A common stock expected to be issued over time upon the exchange of all Class B units and Class B1 units of Terra LLC, together with a corresponding number of shares of Class B common stock or Class B1 common stock, as applicable, outstanding immediately after this offering.

We will also enter into an exchange agreement with Riverstone on substantially similar terms as the agreement with our Sponsor, provided it will apply only with respect to the exchange of Class B1 units, together with a corresponding number of shares of Class B1 common stock.

Indemnification and Exculpation

To the extent permitted by applicable law, Terra LLC will indemnify its managing member, our authorized officers and our other employees and agents from and against any losses, liabilities, damages, costs, expenses, fees or penalties incurred in connection with serving in such capacities, provided that the acts or omissions of these indemnified persons are not the result of fraud, willful misconduct or, in the case of a criminal matter, such indemnified person acted with knowledge that its conduct was unlawful.

Such authorized officers and other employees and agents will not be liable to Terra LLC, its members or their affiliates for damages incurred as a result of any acts or omissions of these persons, except if the acts or omissions of these exculpated persons are not the result of fraud, willful misconduct or, in the case of a criminal matter, such indemnified person acted with knowledge that its conduct was unlawful.

Allocation of Taxable Income, Gain, Loss and Deduction

Each member’s share of taxable income, gains, losses, and deductions will be determined under Terra LLC’s amended and restated operating agreement. In the event a member contributes appreciated or depreciated property to Terra LLC, the items of income, gain, loss, and deduction attributable to that property will be allocated among the members under Section 704(c) of the Code, using the remedial method (as defined in United States Treasury regulations Section 1.704-3(d)), to account for the difference between the tax basis and fair market value of such property. Terra LLC’s amended and restated operating agreement provides that the managing member cannot elect to use a method other than the remedial method to eliminate these book-tax disparities without the consent of our Corporate Governance and Conflicts Committee.

Registration Rights Agreements

We plan to enter into the SunEdison Registration Rights Agreement pursuant to which our Sponsor and its affiliates will be entitled to an unlimited number of demand registration rights, the right to demand that a shelf registration statement be filed, and “piggyback” registration rights, for shares of our Class A common stock that are issuable upon exchange of Class B units and Class B1 units of Terra LLC that it owns. The right to sell shares of our Class A common stock pursuant to the SunEdison Registration Rights Agreement will be made subject to a lock-up agreement between our Sponsor and the underwriters in this offering which, unless waived by Goldman, Sachs & Co., Barclays Capital Inc. and Citigroup Global Markets Inc., will prevent our Sponsor from exercising this right until 180 days after the date of this prospectus.

We also plan to enter into a registration rights agreement with Riverstone pursuant to which Riverstone and its affiliates will be entitled to two long-form demand registrations on Form S-1 and an unlimited number of short-form demand registration on Form S-3 (in each case, so long as the aggregate market value of the shares to be registered equals at least $100 million, or at least $50 million if the shares to be registered constitute all of the registrable securities held by Riverstone), the right to demand that a shelf registration statement be filed, and “piggyback” registration rights, for shares of our Class A common stock that are issuable upon exchange of Class B1 units of Terra LLC that it owns. The right to sell shares of our Class A common stock pursuant to this registration rights agreement will be made subject to a lock-up agreement between Riverstone and the underwriters in this offering which, unless waived, will prevent Riverstone from exercising this right until 180 days after the date of this prospectus.

Procedures for Review, Approval and Ratification of Related-Person Transactions; Conflicts of Interest

Our board of directors will adopt a code of business conduct and ethics in connection with the completion of this offering that will provide that our board of directors or its authorized committee will periodically review all related-person transactions that are required to be disclosed under SEC rules and, when appropriate, initially authorize or ratify all such transactions. See “Management—Committees of the Board of Directors—Corporate Governance and Conflicts Committee.” In the event that our board of directors or its authorized committee considers ratification of a related-person transaction and determines not to so ratify, the code of business conduct and ethics will provide that our management will make all reasonable efforts to cancel or annul the transaction.

The code of business conduct and ethics will provide that, in determining whether to recommend the initial approval or ratification of a related-person transaction, our board of directors or its authorized committee should consider all of the relevant facts and circumstances available, including (if applicable) but not limited to: (i) whether there is an appropriate business justification for the transaction; (ii) the benefits that accrue to us as a result of the transaction; (iii) the terms available to unrelated third parties entering into similar transactions; (iv) the impact of the transaction on director independence (in the event the related person is a director, an immediate family member of a director or an entity in which a director or an immediate family member of a director is a partner, stockholder, member or executive officer); (v) the availability of other sources for comparable products or services; (vi) whether it is a single transaction or a series of ongoing, related transactions; and (vii) whether entering into the transaction would be consistent with the code of business conduct and ethics.

Our organizational and ownership structure and strategy involve a number of relationships that may give rise to conflicts of interest between us and our stockholders on the one hand, and SunEdison, on the other hand. In particular, conflicts of interest could arise, among other reasons, because:

•	in originating and recommending acquisition opportunities (except with respect to the Call Right Projects and the ROFO Projects), our Sponsor has significant discretion to determine the suitability of opportunities for us and to allocate such opportunities to us or to itself or third parties;

•	there may be circumstances where our Sponsor will determine that an acquisition opportunity is not suitable for us because of the fit with our acquisition strategy or limits arising due to regulatory or tax considerations or limits on our financial capacity or because our Sponsor is entitled to pursue the acquisition on its own behalf rather than offering us the opportunity to make the acquisition;

•	where our Sponsor has made an acquisition, it may transfer the asset to us at a later date after such asset has been developed or we have obtained sufficient financing;

•	our relationship with our Sponsor involves a number of arrangements pursuant to which our Sponsor provides various services, access to financing arrangements and originates acquisition opportunities, and circumstances may arise in which these arrangements will need to be amended or new arrangements will need to be entered into;

•	subject to the call right described in “—Project Support Agreement—Call Right Projects” and the right of first offer described in “—Project Support Agreement—ROFO Projects,” our Sponsor is permitted to pursue other business activities and provide services to third parties that compete directly with our business and activities without providing us with an opportunity to participate, which could result in the allocation of our Sponsor’s resources, personnel and acquisition opportunities to others who compete with us;

•	our Sponsor does not owe TerraForm Power or our stockholders any fiduciary duties, which may limit our recourse against it;

•	the liability of our Sponsor is limited under our arrangements with them, and we have agreed to indemnify our Sponsor against claims, liabilities, losses, damages, costs or expenses which they may face in connection with those arrangements, which may lead them to assume greater risks when making decisions than they otherwise would if such decisions were being made solely for their own account, or may give rise to legal claims for indemnification that are adverse to the interests of our stockholders;

•	our Sponsor or a SunEdison sponsored consortium may want to acquire or dispose of the same asset as us;

•	we may be, directly or indirectly, purchasing an asset from, or selling an asset to, our Sponsor;

•	there may be circumstances where we are acquiring different assets as part of the same transaction with our Sponsor;

•	our Sponsor will have the ability to designate a majority of the board of directors of TerraForm Power and, therefore, it will continue to control TerraForm Power and could cause TerraForm Power to cause Terra LLC to make distributions to its members, including our Sponsor, based on our Sponsor’s interests; and

•	other conflicting transactions involving us and our Sponsor.

The code of business conduct and ethics described above will be adopted in connection with the completion of this offering, and as a result the transactions described above (including the Organizational Transactions) were not reviewed under such policy.

DESCRIPTION OF CERTAIN INDEBTEDNESS

Bridge Facility

Terra LLC entered into the $250.0 million Bridge Facility on March 28, 2014, with Goldman Sachs Bank USA, or “GS Bank,” an affiliate of Goldman, Sachs & Co., as Administrative Agent, Documentation Agent, Sole Lead Arranger, Sole Lead Bookrunner and Syndication Agent. See “Underwriting (Conflicts of Interest).” On May 15, 2014, Terra LLC amended the Bridge Facility to include an additional $150.0 million in loans under the Bridge Facility. The proceeds of the additional loans will be used for the acquisition of the Acquisitions. We intend to use a portion of the net proceeds from this offering to repay a portion of the outstanding borrowings under the Bridge Facility. Any borrowings that remain outstanding after completion of this offering will be refinanced under the Term Loan.

The material terms of the Bridge Facility are summarized below.

Maturity and Amortization

The Bridge Facility will mature on the earlier of September 28, 2015 and the date on which all loans under the Bridge Facility become due and payable in full, whether by acceleration or otherwise. The principal amount of the Loans under the Bridge Facility is payable in consecutive semiannual installments on August 28, 2014 and February 28, 2015, in each case, in an amount equal to 0.50% of the original principal balance of the Loans under the Bridge Facility funded prior to such payment, with the remaining balance payable on the maturity date.

Interest Rate

Prior to August 15, 2014, all outstanding Loans under the Bridge Facility will bear interest at a rate per annum equal to, at Terra LLC’s option, either (a) a base rate plus 5.00% or (b) a reserve adjusted eurodollar rate plus 6.00%. Thereafter, all outstanding Loans under the Bridge Facility will bear interest at a rate per annum equal to, at our option, either (a) a base rate plus the sum of 5.00% and the Spread (as defined below) or (b) a reserve adjusted eurodollar rate plus the sum of 6.00% and the Spread. The reserve adjusted eurodollar rate will be subject to a “floor” of 1.00% and the base rate will be subject to a “floor” of 2.00%.

The “Spread” will initially be 0.50% per annum, commencing on August 15, 2014, and will increase by an additional 0.25% per annum every 90 days thereafter.

Prepayments

The Loans under the Bridge Facility may be prepaid in whole or in part without premium or penalty. The Bridge Facility requires Terra LLC to prepay outstanding Loans in certain circumstances, including, subject to certain exceptions:

•	an amount equal to 100% of the net cash proceeds from the sale or other disposition of any of Terra LLC’s or its subsidiaries’ (other than non-recourse subsidiaries’) property or assets;

•	an amount equal to 100% of the net cash proceeds of insurance paid on account of any loss of any of Terra LLC’s or its subsidiaries’ (other than non-recourse subsidiaries’) property or assets;

•	an amount equal to 100% of the net cash proceeds received from the initial public offering of equity securities of Terra LLC or any direct or indirect parent of Terra LLC; and

•	an amount equal to 100% of the net cash proceeds received by Terra LLC or its subsidiaries from the incurrence of indebtedness by Terra LLC or its subsidiaries (other than certain indebtedness permitted to be incurred under the Bridge Facility).

The Bridge Facility contains other customary prepayment obligations.

Representations and Warranties

The Bridge Facility contains customary representations and warranties, including representations and warranties related to: organization, requisite power and authority; qualification; equity interests and ownership; due authorization; no conflict; governmental consents; binding obligation; historical financial statements; projections; no material adverse effect; no restricted junior payments; no adverse proceedings; payment of taxes; properties; environmental matters; no defaults; material contracts; governmental regulations; federal reserve regulations; Exchange Act; employee matters; employee benefit plans; certain fees; solvency; compliance with statutes; the Patriot Act; and energy regulatory matters.

Covenants

The Bridge Facility contains customary affirmative covenants, including covenants related to: financial statements and other reports; existence; payment of taxes and claims; maintenance of properties; insurance; books and records; inspections; lenders meetings; compliance with laws; environmental matters; subsidiaries; additional material real estate assets; further assurances; cash management systems; ratings; energy regulatory status; and post-closing obligations. The Bridge Facility also contains customary negative covenants that restrict our ability to take certain actions, including covenants related to: indebtedness; liens; negative pledges; restricted junior payments; restrictions on subsidiary distributions; investments; financial covenants; fundamental changes; dispositions of assets; acquisitions; disposal of subsidiary interests; sales and leasebacks; transactions with shareholders and affiliates; conduct of business; permitted activities of project holdcos; amendments or waivers of organizational documents and certain material contracts; and fiscal year. The Bridge Facility will permit acquisitions of assets or equity interests of any person so long as (i) no default or event of default shall have occurred and be continuing or would result from such acquisitions, (ii) the representations and warranties contained in the Bridge Facility and the other credit facilities shall be true and correct as of the date of such acquisitions, (iii) the transactions in connection with the such acquisitions shall be consummated in accordance with applicable laws and applicable governmental authorizations, (iv) in the case of acquisitions of equity interests, Terra LLC or a guarantor under the Bridge Facility shall acquire 100% of the equity interests acquired or issued in connection with such acquisitions, (v) Terra LLC shall have delivered the acquisition agreements related to such acquisitions and the financial statements of the person or assets being acquired to GS Bank and (vi) other than with respect to certain initial acquisitions, the requisite lenders shall have consented to such acquisitions.

Compliance with a minimum debt service coverage ratio will be tested quarterly.

Collateral

The Loans under the Bridge Facility and each guarantee are secured by first priority security interests in (i) all of Terra LLC’s and each guarantor’s assets, (ii) 100% of the capital stock of each of our domestic subsidiaries and 65% of the capital stock of each of our foreign subsidiaries and (iii) all intercompany debt, collectively, the “Collateral.” Notwithstanding the foregoing, the Collateral will exclude the capital stock of non-recourse subsidiaries.

Events of Default

The Bridge Facility includes customary events of default, including payment defaults, covenant defaults, breach of representations or warranties, cross-defaults and cross-acceleration, certain bankruptcy and insolvency events, certain ERISA-related events, changes in control or ownership and invalidity of any loan document.

Term Loan and Revolving Credit Facility

In connection with this offering, we also anticipate that Terra Operating LLC will enter into the Credit Facilities with GS Bank, as Administrative Agent, GS Bank, Barclays Bank PLC, Citigroup Global Markets Inc. and JPMorgan Chase Bank, N.A., as Joint Lead Arrangers, Joint Bookrunners and Co-Syndication Agents, and Santander Bank, N.A., as Documentation Agent. The Revolver is expected to provide for up to a $140.0 million senior secured revolving credit facility and the Term Loan is expected to provide for up to a $300.0 million senior secured term loan. The Term Loan will be used to refinance a portion of outstanding borrowings under the Bridge Facility and pay related fees and expenses.

We also expect to have the ability to seek an incremental term loan facility or increase the Revolver under the Credit Facilities.

We expect the funding of the Term Loan to occur contemporaneously with the closing of this offering. Each of Terra Operating LLC’s existing and subsequently acquired or organized domestic restricted subsidiaries (excluding non-recourse subsidiaries) and Terra LLC will be guarantors under the Credit Facilities.

The material terms we expect for the Credit Facilities are summarized below.

Maturity and Amortization

We expect the Term Loan will mature on the five-year anniversary and the Revolver will mature on the three-year anniversary of the funding date of the Term Loan. We expect the outstanding principal amount of the Term Loan will be payable in equal quarterly amounts of 1.00% per annum, with the remaining balance payable on the maturity date. We do not expect the Revolver to require amortization with respect to outstanding borrowings.

Interest Rate

All outstanding amounts under the Credit Facilities are expected to bear interest at a rate per annum equal to, at Terra Operating LLC’s option, either (a) a base rate plus 2.75% or (b) a reserve adjusted eurodollar rate plus 3.75%. For the Term Loan, the base rate will be subject to a “floor” of 2.00% and the reserve adjusted eurodollar rate will be subject to a “floor” of 1.00%.

Prepayments

We expect the Credit Facilities to provide for voluntary prepayments, in whole or in part, subject to notice periods and payment of repayment premiums. The Credit Facilities will require Terra Operating LLC to prepay outstanding borrowings in certain circumstances, including, subject to certain exceptions:

•	an amount equal to 100% of the net cash proceeds of the sale or other disposition of any of Terra Operating LLC’s or its restricted subsidiaries’ (other than nonrecourse subsidiaries) property or assets;

•	an amount equal to 100% of the net cash proceeds of insurance paid on account of any loss of any of Terra Operating LLC’s or its restricted subsidiaries’ (other than nonrecourse subsidiaries) property or assets; and

•	an amount equal to 100% of the net cash proceeds received by Terra Operating LLC or its restricted subsidiaries from the incurrence of indebtedness by Terra Operating LLC or its restricted subsidiaries property or assets.

Representations and Warranties

We expect that the Credit Facilities will contain customary and appropriate representations and warranties by Terra LLC, Terra Operating LLC and certain of Terra Operating LLC’s subsidiaries, including, without limitation, representations and warranties related to: organization; requisite power and authority; qualification; equity interests and ownership; due authorization; no conflict; governmental consents; binding obligation; historical financial statements; projections; no material adverse effect; no restricted junior payments; adverse proceedings; payment of taxes; properties; environmental matters; no defaults; material contracts; governmental regulation; federal reserve regulations; Exchange Act; employee matters; employee benefit plans; certain fees; solvency; compliance with statutes; disclosure; anti-terrorism laws; anti-money laundering; embargoed persons; and energy regulatory matters.

Covenants

We expect the Credit Facilities will contain customary affirmative covenants, subject to exceptions, by Terra LLC, Terra Operating LLC and certain of Terra Operating LLC’s subsidiaries, including, without limitation, covenants related to: financial statements and other reports (including notices of default and annual budgets); existence; payment of taxes and claims; maintenance of properties; insurance; books and records; inspections; lenders meetings; compliance with laws; environmental; subsidiaries; additional material real estate assets; interest rate protection; further assurances; cash management systems; ratings; and energy regulatory status. We expect the Credit Facilities will also contain customary negative covenants, subject to exceptions, by Terra Operating LLC (with respect to Terra Operating LLC and certain of its subsidiaries) including, without limitation, covenants related to: indebtedness; liens; no further negative pledges; restricted junior payments; restrictions on subsidiary distributions; investments; fundamental changes; disposition of assets; acquisitions; sales and leasebacks; transactions with shareholders and affiliates; conduct of business; permitted activities of Terra LLC; amendments or waivers of organizational documents; and fiscal year.

We expect the Credit Facilities will contain a maximum leverage ratio and minimum debt service coverage ratio that will be tested quarterly.

Collateral

The Credit Facilities, each guarantee and any interest rate, currency hedging or hedging of RECs obligations of Terra Operating LLC or any guarantor owed to the administrative agent, any arranger or any lender under the Credit Facilities are expected to be secured by first priority security interests in (i) all of Terra Operating LLC’s and each guarantor’s assets, (ii) 100% of the capital stock of each of Terra Operating LLC’s domestic restricted subsidiaries and 65% of the capital stock of Terra Operating LLC’s foreign restricted subsidiaries and (iii) all intercompany debt, collectively, the “Credit Facilities Collateral.” Notwithstanding the foregoing, we expect the Credit Facilities Collateral will exclude the capital stock of non-recourse subsidiaries.

Project-Level Financing Arrangements

As summarized below, we have outstanding project-specific non-recourse financing that is backed by certain of our solar energy system assets, including liens on such assets in favor of the applicable lenders. The shares or other equity interests of the project-level entities have also generally been pledged as security under such financing arrangements. These financing arrangements generally include customary covenants, including restrictive covenants that limit the ability of the project-level entities to make cash distributions to their parent companies and ultimately to us including if certain financial ratios are not met.

U.S. Projects 2014

The development and construction of the U.S. Projects 2014 may be financed with a construction loan, which is expected to be refinanced prior to COD with tax equity proceeds and payments from our Sponsor pursuant to the Investment Agreement. See “Certain Relationships and Related Party Transactions—Investment Agreement.”

U.S. Projects 2009-2013 Term Loans and RZF Bonds

Nineteen of the projects in the U.S. Projects 2009-2013 portfolio that are located in New Jersey, with an aggregate nameplate capacity of approximately 3.6 MW, are financed with REC-based term loans through the Public Service Electric and Gas Company. The loans were issued between the third quarter of 2009 and the fourth quarter of 2011, when each applicable project reached COD, and mature between 2024 and 2026. Loan payments are made by transferring the RECs generated by the projects to Public Service Electric and Gas Company and, as a result, the loans are not repaid in cash. As of March 31, 2014, the aggregate outstanding indebtedness under the loans was approximately $10.2 million. The term loans contain customary covenants related to business operations, maintenance of projects, insurance coverage and a debt service calculation requirement. As of March 31, 2014, the U.S. Projects 2009-2013 were in compliance with all covenants under the term loans.

Twenty-one of the projects in the U.S. Projects 2009-2013 portfolio that are located in California, with an aggregate nameplate capacity of approximately 4.1 MW, are financed with four separate California Statewide Communities Development Authority Recovery Zone Facility Bonds, or “RZF Bonds.” Two of the RZF Bonds were issued on December 1, 2010. The aggregate outstanding principal amount of those RZF Bonds was $4.68 million as of March 31, 2014. The other two RZF Bonds were issued on July 1, 2010. The aggregate outstanding principal amount of the those RZF Bonds was $3.71 million as of March 31, 2014. The RZF Bonds contain certain representations and warranties and covenants of the borrower including limitations on business activities, guarantees, environmental issues, project maintenance standards and a minimum debt service coverage ratio requirement. As of March 31, 2014, the U.S. Projects 2009-2013 were in compliance with all covenants under the RZF Bonds.

Summit Solar Projects

Eleven of the twenty-three projects located in the U.S. were financed in part by non-recourse project-level amortizing term loans provided by four lenders. The term loans mature between August 2020 and July 2028. Pursuant to the term loan agreements, the project entities and the holding company for project entities are permitted to make distributions if the applicable debt service coverage ratios are met. As of March 31, 2014 approximately $21.0 million aggregate principal amount of the term loans was outstanding.

Seven of the twenty-three projects located in the U.S. were financed in part by a series of sale-leaseback transactions between November 2007 and December 2013.

Enfinity

Certain of the Enfinity projects (representing 13.2 MW of the 15.7 MW) were financed through a series of non-recourse, sale-leaseback transactions between December 2011 and December 2013. As of March 31, 2014, the sale-leasebacks had an aggregate principal value of $31.3 million.

The remaining portion of the portfolio (the 2.5 MW DHA project) was financed with a non-recourse, 20-year Qualified Energy Conservation, or “QEC,” bond. The QEC bond matures on April 20, 2032. As of March 31, 2014, the QEC bond had a principal balance of $6.5 million.

California Public Institutions Term Loan

The California Public Institutions projects are financed in part by a $17.2 million non-recourse, project-level amortizing term loan provided by National Bank of Arizona. The term loan matures in December 2023. All of the membership interests of the project-level entity that owns the projects have been pledged as security under the term loan. Pursuant to the term-loan agreement, the project entities and the holding company for project entities are permitted to make distributions if the applicable debt service coverage ratios are met. As of March 31, 2014, the outstanding indebtedness under the term loan was approximately $11.4 million.

Regulus Solar Term Loan

The development and construction of the Regulus Solar project has been financed with a $44.4 million development loan that matures on March 31, 2016, and a $120 million non-recourse construction loan that matures on the later of 90 days after COD or January 1, 2015, which are expected to be replaced prior to completion of the project with long-term financing of at least the same aggregate amount in the form of long-term, non-recourse debt and tax equity proceeds. As of March 31, 2014, the outstanding indebtedness under the development loan was approximately $44.4 million and the outstanding indebtedness under the construction financing was $4.5 million.

North Carolina Portfolio

The development and construction of the North Carolina Portfolio may be financed with a $31.4 million construction loan, which, if utilized, is expected to be refinanced prior to COD with proceeds from tax equity financings.

Atwell Island

Atwell Island’s security obligations under its PPA are met by posting a letter of credit issued under a $6.0 million non-recourse project-level letter of credit facility. The facility matures in May 2020.

Nellis Senior Notes

The Nellis project was financed with $55.0 million non-recourse, project-level senior notes, which are fully amortizing and mature in 2027. As of March 31, 2014 approximately $44.0 million aggregate principal amount of the senior notes was outstanding. Pursuant to the senior note agreement, the project is permitted to pay quarterly dividends if a debt service coverage ratio is met.

SunE Perpetual Lindsay

The development and construction of the SunE Perpetual Lindsay was financed with a $49.3 million construction loan, which is expected to be repaid prior to COD. As of March 31, 2014, SunE Perpetual Lindsay had two security letters of credit totaling $750,000 issued and outstanding as per the terms of its Ontario Power Authority feed-in tariff contract. Both letters of credit are fully refundable at COD.

Stonehenge Operating

The development and construction of the Stonehenge Operating projects has been financed with a €27.7 million term loan and a £6.2 million VAT loan and a cross-currency swap from pounds to euros for term loan debt service. The term loan matures in June 2028 and the VAT loan was repaid in full in May 2014. Pursuant to the term loan agreement, the project entities and the holding company for project entities are permitted to make distributions if the applicable debt service coverage ratios are met. As of March 31, 2014, the outstanding indebtedness under the term loan was approximately €27.2 million.

CAP

In August 2013, a Chilean legal entity related to our CAP project received $212.5 million in non-recourse debt financing from the Overseas Private Investment Corporation, or “OPIC,” the U.S. government’s development finance institution, and the International Financial Corporation, or “IFC,” a member of the World Bank Group, that matures in December 2032. As of March 31, 2014, the outstanding balance under the debt financing was $212.5 million. In addition to the debt financing provided by OPIC and IFC, the project entity received a Chilean peso VAT credit facility from Rabobank Chile. Under the VAT credit facility the project entity borrowed funds to pay for value added tax payments due in connection with the construction of the project. The VAT credit facility will mature on November 20, 2014. As of March 31, 2014, the outstanding balance under the VAT credit facility was the Chilean peso equivalent of approximately $41.3 million.

Mt. Signal

In November 2012, the Mt. Signal project company issued $415.7 million of senior secured notes in a private placement and entered into a cash grant bridge loan and a letter of credit facility in connection with the financing of the project. The remaining project development and construction costs were funded by equity.

The senior secured notes will mature in 2038, which provides a 9-month tail to the expected PPA expiration date. Interest on the notes is payable semi-annually on June 30 and December 31 of each year, commencing on June 30, 2013. The subordinated cash grant bridge loan was repaid in full in May 2014. A letter of credit facility was also extended to the project company to satisfy certain security obligations under the PPA, other project agreements and the notes. The facility will terminate on the earlier of July 2, 2019 and the fifth anniversary of the Mt. Signal project’s completion date.

The Mt. Signal project also secured a commitment by a tax equity investor to make an investment of approximately $103.0 million, subject to the satisfaction of customary closing conditions. The tax equity investor made an initial investment of approximately $9 million in October 2013 and the second and final investment is expected to be made upon all conditions precedent being met in or around June 2014. The full amount of the tax equity investment is expected to be distributed to the original equity investors in the project and we will not retain any proceeds from the tax equity financing.

DESCRIPTION OF CAPITAL STOCK

The following is a description of the material terms of our amended and restated certificate of incorporation and our amended and restated bylaws, as each will be in effect upon completion of the offering. The following description may not contain all of the information that is important to you. To understand them fully, you should read our amended and restated certificate of incorporation and our amended and restated bylaws, forms of which have been or will be filed with the SEC as exhibits to our registration statement of which this prospectus is a part.

Authorized Capitalization

As of March 31, 2014, we had three outstanding classes of common stock. As of that date, we had 260,942 shares of Class A common stock outstanding held by three recordholders, 250,000 shares of Class B common stock outstanding held by one recordholder and 41,765 shares of Class C common stock held by 13 recordholders. Effective upon the filing of our amended and restated certificate of incorporation prior to the completion of this offering, we will effect a 124.7674-for-one stock split of the outstanding shares of our Class A common stock and a 257.8871-for-one stock split of the outstanding shares of our Class B common stock, and our outstanding Class C common stock will be converted into shares of our Class A common stock on a 85.8661-for-one basis. All of the shares of Class A common stock held by our Sponsor will be retired for no consideration immediately prior to the filing of such amended and restated certificate of incorporation.

Upon completion of this offering and based on the assumptions set forth in “The Offering—Certain Assumptions,” our authorized capital stock will consist of 750,000,000 shares of Class A common stock, par value $0.01 per share, of which 27,724,712 shares will be issued and outstanding, 132,000,000 shares of Class B common stock, par value $0.01 per share, of which 67,210,944 shares will be issued and outstanding, 150,000,000 shares of Class B1 common stock, par value $0.01 per share, of which 6,083,333 shares will be issued and outstanding, and 50,000,000 shares of preferred stock, par value $0.01 per share, none of which will be issued and outstanding. In addition, upon completion of this offering, (i) an aggregate of 5,000,440 shares of our Class A common stock will be reserved for future issuance under the 2014 Incentive Plan, as described in “Executive Officer Compensation—Equity Incentive Awards—TerraForm Power, Inc. 2014 Second Amended and Restated Long-Term Incentive Plan,” and (ii) an aggregate of 73,294,277 shares of our Class A common stock will be reserved for issuance upon the exchange of Class B units and Class B1 units. Unless our board of directors determines otherwise, we will issue all shares of our capital stock in uncertificated form.

Class A Common Stock

Voting Rights

Each share of Class A common stock and Class B1 common stock entitles the holder to one vote with respect to each matter presented to our stockholders on which the holders of Class A common stock or Class B1 common stock, as applicable, are entitled to vote. Holders of shares of our Class A common stock, Class B common stock and Class B1 common stock vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law. Holders of our Class A common stock and Class B1 common stock will not have cumulative voting rights. Except in respect of matters relating to the election and removal of directors on our board of directors and as otherwise provided in our amended and restated certificate of incorporation or required by law, all matters to be voted on by holders of our Class A common stock, Class B common stock and Class B1 common stock must be approved by a majority, on a combined basis, of the votes cast by holders of such shares present in person or by proxy at the meeting and entitled to vote on the subject matter. In the case of election of directors, all matters to be voted on by our stockholders must be approved by a plurality of the votes entitled to be cast by all shares of our common stock on a combined basis.

Dividend Rights

Subject to preferences that may be applicable to any then outstanding preferred stock, the holders of our outstanding shares of Class A common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds. Dividends upon our Class A common stock may be declared by our board of directors at any regular or special meeting, and may be paid in cash, in property or in shares of capital stock. Before payment of any dividend, there may be set aside out of any of our funds available for dividends, such sums as the Board of Directors deems proper as reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any of our property or for any proper purpose, and the Board of Directors may modify or abolish any such reserve. Furthermore because we are a holding company, our ability to pay dividends on our Class A common stock is limited by restrictions on the ability of our subsidiaries to pay dividends or make other distributions to us, including restrictions under the terms of the agreements governing our indebtedness. See “Description of Certain Indebtedness” and “Cash Dividend Policy.”

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of our Class A common stock would be entitled to share ratably in our assets that are legally available for distribution to stockholders after payment of our debts and other liabilities and the liquidation preference of any of our outstanding shares of preferred stock, subject only to the right of the holders of shares of our Class B common stock and Class B1 common stock to receive payment for the par value of their shares in connection with our liquidation.

Other Rights

Holders of our Class A common stock have no preemptive, conversion or other rights to subscribe for additional shares. All outstanding shares are, and all shares offered by this prospectus will be, when sold, validly issued, fully paid and non-assessable. The rights, preferences and privileges of the holders of our Class A common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate and issue in the future.

Listing

Our Class A common stock has been approved for listing on the NASDAQ Global Select Market under the symbol “TERP.”

Transfer Agent and Registrar

The transfer agent and registrar for our Class A common stock is Computershare Trust Company, N.A. The transfer agent’s address is 250 Royall Street, Canton, Massachusetts 02021.

Class B Common Stock

Voting Rights

Each share of Class B common stock entitles the holder to 10 votes on matters presented to our stockholders generally. Holders of shares of our Class A common stock, Class B common stock and Class B1 common stock vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law. Holders of our Class B common stock will not have cumulative voting rights. Except in respect of matters relating to the election and removal of directors on our board of directors and as otherwise provided in our amended and restated certificate of incorporation or required by law, all matters to be voted on by holders of our Class A common stock, Class B common stock and Class B1 common stock must be approved by a majority, on a combined basis, of such shares present in person or by proxy at the meeting and entitled to vote on the subject matter representing a majority, on a combined basis of votes. In the case of election of directors, all matters to be voted on by our stockholders must be approved by a plurality of the votes entitled to be cast by all shares of our common stock on a combined basis.

Dividend and Liquidation Rights

Holders of our Class B common stock do not have any right to receive dividends other than dividends payable solely in shares of Class B common stock in the event of payment of a dividend in shares of common stock payable to holders of our Class A common stock, or to receive a distribution upon our liquidation or winding up except for their right to receive payment for the par value of their shares of Class B common stock in connection with our liquidation.

Mandatory Redemption

Shares of Class B common stock are subject to redemption at a price per share equal to par value upon the exchange of Class B units of Terra LLC for shares of our Class A common stock. Shares of Class B common stock so redeemed are automatically cancelled and are not available to be reissued. See “Certain Relationships and Related Party Transactions—Amended and Restated Operating Agreement of Terra LLC—Exchange Agreements.”

Transfer Restrictions

Shares of Class B common stock may not be transferred, except to our Sponsor or to a controlled affiliate of our Sponsor so long as an equivalent number of Class B units are transferred to the same person.

Director Designation Rights

Our amended and restated certificate of incorporation will provide that our Sponsor, as the holder of our Class B common stock, will be entitled to elect up to two directors to our board of directors. See “Antitakeover Effects of Delaware Law and our Certificate of Incorporation and Bylaws—Meetings and Elections of Directors—Director Designation Rights.”

Class B1 Common Stock

Voting Rights

Each share of Class B1 common stock entitles the holder to one vote on matters presented to our stockholders generally. Holders of shares of our Class A common stock, Class B common stock and Class B1 common stock vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law. Holders of our Class B1 common stock will not have cumulative voting rights. Except in respect of matters relating to the election and removal of directors on our board of directors and as otherwise provided in our amended and restated certificate of incorporation or as required by law, all matters to be voted on by holders of our Class A common stock, Class B common stock and Class B1 common must be approved by a majority, on a combined basis, of votes by holders of such shares present in person or by proxy at the meeting and entitled to vote on the subject matter representing a majority, on a combined basis of votes. In the case of election of directors, all matters to be voted on by our stockholders must be approved by a plurality of the votes entitled to be cast by all shares of our common stock on a combined basis.

Dividend and Liquidation Rights

Holders of our Class B1 common stock do not have any right to receive dividends other than dividends payable solely in shares of Class B1 common stock in the event of payment of a dividend in shares of common stock payable to holders of our Class A common stock, or to receive a distribution upon our liquidation or winding up except for their right to receive payment for the par value of their shares of Class B1 common stock in connection with our liquidation.

Mandatory Redemption

Shares of Class B1 common stock are subject to redemption at a price per share equal to par value upon the exchange of Class B1 units of Terra LLC for shares of our Class A common stock. Shares of Class B1 common stock so redeemed are automatically cancelled and are available to be reissued. See “Certain Relationships and Related Party Transactions—Amended and Restated Operating Agreement of Terra LLC—Exchange Agreements.”

Transfer Restrictions

Shares of Class B1 common stock may not be transferred without our consent. Additionally, shares of Class B1 common stock may only be transferred if an equivalent number of Class B1 units, which generally may not be transferred without our consent, are transferred to the same transferee. See “Certain Relationships and Related Party Transactions—Amended and Restated LLC Agreement of Terra LLC—Issuance and Transfer of Units.”

Authorized but Unissued Capital Stock

Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of the NASDAQ Global Select Market, which would apply so long as the shares of Class A common stock remain listed on the NASDAQ Global Select Market, require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or the then outstanding number of shares of Class A common stock. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

One of the effects of the existence of unissued and unreserved common stock or preferred stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the stockholders of opportunities to sell their shares at prices higher than prevailing market prices.

Preferred Stock

Our amended and restated certificate of incorporation will authorize our board of directors to provide for the issuance of shares of preferred stock in one or more series and to fix the preferences, powers and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including the dividend rate, conversion rights, voting rights, redemption rights and liquidation preference and to fix the number of shares to be included in any such series without any further vote or action by our stockholders. Any preferred stock so issued may rank senior to our common stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up, or both. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our company without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of common stock, including the loss of voting control to others. At present, we have no plans to issue any preferred stock.

Corporate Opportunity

As permitted under the DGCL, in our amended and restated certificate of incorporation, we will renounce any interest or expectancy in, or any offer of an opportunity to participate in, specified business opportunities that are presented to us or one or more of our officers, directors or stockholders. In recognition that our directors and officers may serve as (i) directors and/or officers of SunEdison and its affiliates or (ii) as directors, officers and/or employees of other businesses engaged in designing, developing, providing services to, managing, owning or investing in power generation facilities, or “Dual Role Persons,” our amended and restated certificate of incorporation will provide for the allocation of certain corporate opportunities between us and the Dual Role Persons. Specifically, none of the Dual Role Persons will have any duty to refrain from engaging directly or indirectly in the same or similar business activities or lines of business that we do. In the event that a Dual Role Person acquires knowledge of a potential transaction or matter outside of his or her capacity as a director of TerraForm Power which may be a corporate opportunity, we will not have any expectancy in such corporate opportunity, and the Dual Role Person will not have any duty to present such corporate opportunity to us and may pursue or acquire such corporate opportunity for himself/herself or direct such opportunity to another person. A corporate opportunity that a Dual Role Person acquires knowledge of will not belong to us unless the corporate opportunity at issue is expressly offered in writing to such person solely in his or her capacity as a director or officer of ours. In addition, even if a business opportunity is presented to a Dual Role Person, the following corporate opportunities will not belong to us: (1) those we are not financially able, contractually permitted or legally able to undertake; (2) those not in our line of business; (3) those of no practical advantage to us; and (4) those in which we have no interest or reasonable expectancy. Except with respect to Dual Role Persons, the corporate opportunity doctrine applies as construed pursuant to applicable Delaware laws, without limitation.

Antitakeover Effects of Delaware Law and our Certificate of Incorporation and Bylaws

In addition to the disproportionate voting rights that SunEdison will have following this offering as a result of its ownership of our Class B common stock, some provisions of Delaware law contain, and our amended and restated certificate of incorporation and our amended and restated bylaws described below will contain, a number of provisions which may have the effect of encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they will also give our board of directors the power to discourage acquisitions that some stockholders may favor.

Undesignated Preferred Stock

The ability to authorize undesignated preferred stock will make it possible for our board of directors to issue preferred stock with superior voting, special approval, dividend or other rights or preferences on a discriminatory basis that could impede the success of any attempt to acquire us. These and other provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of our company.

Meetings and Elections of Directors

Special Meetings of Stockholders.    Our amended and restated certificate of incorporation will provide that a special meeting of stockholders may be called only by our board of directors by a resolution adopted by the affirmative vote of a majority of the total number of directors then in office.

Stockholder Action by Written Consent.    Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of our stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless our amended and restated certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation will provide that any action required or permitted to be taken by our stockholders may be effected by written consent by such stockholders until such time as our Sponsor ceases to directly or indirectly beneficially own 50% or more of the combined voting power of our common stock. Upon our Sponsor ceasing to directly or indirectly beneficially own 50% or more of the combined voting power of our common stock, our stockholders will not be permitted to take action by written consent.

Election and Powers of Chairman; Board Meetings.    Our amended and restated certificate of incorporation will provide that the Chairman of our board of directors will be elected by our stockholders. Pursuant to our amended and restated bylaws, the Chairman (or his or her designee) will have the right to call special meetings of our board of directors, establish the agenda for meetings of our board of directors and adjourn meetings of our board of directors. In addition, matters to be addressed or voted upon at any meeting of our board of directors shall be set forth in a notice of meeting delivered to each director in accordance with our amended and restated bylaws (unless such notice is waived) or brought before our board at such meeting by the Chairman. The provisions regarding election of our Chairman by our stockholders and our Chairman’s right to call special meetings of the board, establish the agenda and adjourn meetings of the board of directors will remain in effect until such time as our Sponsor ceases to directly or indirectly beneficially own 50% or more of the combined voting power of our common stock.

Director Designation Rights.    Our amended and restated certificate of incorporation will provide that our Sponsor, as the holder of our Class B common stock, will be entitled to elect up to two directors to our board of directors, which directors will be in addition to any other directors, officers or other affiliates of our Sponsor who (a) may be serving as directors upon the completion of this offering (b) are subsequently appointed by our board to fill any vacancies or (c) are elected by our stockholders. We refer to directors elected to our board by our Sponsor pursuant to the foregoing provision as “Sponsor Designated Directors.” A director will be deemed to be a Sponsor Designated Director only if specifically identified as such in writing by our Sponsor at the time of his or her appointment to our board or at any time thereafter. Our Sponsor will have the right to remove and replace any Sponsor Designated Director at any time and for any reason, and to fill any vacancies otherwise resulting in such director positions. The provisions regarding the designation of directors by our Sponsor will terminate as of the date that our Sponsor ceases to directly or indirectly beneficially own shares representing 50% or more of the combined voting power of our common stock, unless required to be terminated earlier pursuant to applicable law or the rules of the national securities exchange on which any of our securities are listed. Any Sponsor Designated Director in office at the time of termination of the director designation provisions in our amended and restated certificate of incorporation will continue to hold office until the next annual meeting of stockholders and until his or her successor is duly elected and qualified or until his or her earlier death, resignation or removal.

Vacancies.    Any vacancy occurring on our board of directors and any newly created directorship may be filled only by a majority of the directors remaining in office (even if less than a quorum), subject to the rights of holders of any series of preferred stock and the director designation rights of our Sponsor.

Amendments

Amendments of Certificate of Incorporation.    The provisions described above under “—Meetings and Elections of Directors—Special Meetings of Stockholders,” “—Meetings and Elections of Directors—Elimination of Stockholder Action by Written Consent” and “—Meetings and Elections of Directors—Vacancies” may be amended only by the affirmative vote of holders of at least two-thirds of the combined voting power of outstanding shares of our capital stock entitled to vote in the election of directors, voting together as a single class.

Amendment of Bylaws.    Our board of directors will have the power to make, alter, amend, change or repeal our bylaws or adopt new bylaws by the affirmative vote of a majority of the total number of directors then in office.

Notice Provisions Relating to Stockholder Proposals and Nominees

Our amended and restated bylaws will also impose some procedural requirements on stockholders who wish to make nominations in the election of directors or propose any other business to be brought before an annual or special meeting of stockholders.

Specifically, a stockholder may (i) bring a proposal before an annual meeting of stockholders, (ii) nominate a candidate for election to our board of directors at an annual meeting of stockholders, or (iii) nominate a candidate for election to our board of directors at a special meeting of stockholders that has been called for the purpose of electing directors, only if such stockholder delivers timely notice to our corporate secretary. The notice must be in writing and must include certain information and comply with the delivery requirements as set forth in the bylaws.

To be timely, a stockholder’s notice must be received at our principal executive offices:

•	in the case of a nomination or other business in connection with an annual meeting of stockholders, not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the previous year’s annual meeting of stockholders; provided, however, that if the date of the annual meeting is advanced more than 30 days before or delayed more than 70 days after the first anniversary of the preceding year’s annual meeting, notice by the stockholder must be delivered not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made by us;

•	in the case of a nomination in connection with a special meeting of stockholders, not earlier than the 120th day prior to such special meeting and not later than the close of business on the later of the 90th day before such special meeting or the 10th day following the day on which public announcement of the date of such meeting is first made by us.

With respect to special meetings of stockholders, our amended and restated bylaws will provide that only such business shall be conducted as shall have been stated in the notice of the meeting.

Delaware Antitakeover Law

We have opted out of Section 203 of the DGCL. However, our amended and restated certificate of incorporation will provide that in the event our Sponsor and its affiliates cease to beneficially own at least 5% of the total voting power of all the then outstanding shares of our capital stock, we will automatically become subject to Section 203 of the DGCL. Section 203 provides that, subject to certain exceptions specified in the law, a Delaware corporation shall not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that the stockholder became an interested stockholder unless:

•	prior to such time, our board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock outstanding at the time the transaction commenced, excluding certain shares; or

•	at or subsequent to that time, the business combination is approved by our board of directors and by the affirmative vote of holders of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years did own, 15% or more of our voting stock.

Under certain circumstances, Section 203 makes it more difficult for a person who would be an “interested stockholder” to effect various business combinations with a corporation for a three-year period. The provisions of Section 203 may encourage companies interested in acquiring us to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction that results in the stockholder becoming an interested stockholder. These provisions also may make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Removal of Directors

Our amended and restated certificate of incorporation will provide that, if any director (other than a Sponsor Designated Director) who, at the time of his or her most recent election or appointment to a term on our board of directors was an employee of our company or our Sponsor or any of our or its subsidiaries, ceases to be employed by us or our Sponsor or any of our or its subsidiaries during such term as director, such director shall no longer be qualified to be a director and shall immediately cease to be a director without any further action unless otherwise determined by our board of directors. In addition, our amended and restated certificate of incorporation will provide, in accordance with the DGCL and subject to our Sponsor’s director designation rights and any special voting rights of any series of preferred stock that we may issue in the future, that stockholders may remove directors, with or without cause, by a majority vote.

Amendments

Any amendments to our amended and restated certificate of incorporation, subject to the rights of holders of our preferred stock, regarding the provisions thereof summarized under “—Corporate Opportunity” or “—Antitakeover Effects of Delaware Law and our Certificate of Incorporation and Bylaws” will require the affirmative vote of at least 66 2/3% of the voting power of all shares of our common stock then outstanding.

SHARES ELIGIBLE FOR FUTURE SALE

Future sales of substantial amounts of our Class A common stock in the public market, or the perception that such sales may occur, could adversely affect the prevailing market price of our Class A common stock. No prediction can be made as to the effect, if any, future sales of shares, or the availability of shares for future sales, will have on the market price of our Class A common stock prevailing from time to time. The number of shares available for future sale in the public market is subject to legal and contractual restrictions, some of which are described below. The expiration of these restrictions will permit sales of substantial amounts of our Class A common stock in the public market, or could create the perception that these sales may occur, which could adversely affect the prevailing market price of our Class A common stock. These factors could also make it more difficult for us to raise funds through future offerings of our Class A common stock.

Sale of Restricted Shares

Prior to this offering, there has been no public market for our Class A common stock. Future sales of our Class A common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares, other than shares sold in this offering, will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of a substantial number of shares of our Class A common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity-related capital at a time and price we deem appropriate.

Upon the completion of this offering, we will have issued and outstanding an aggregate of 27,724,712 shares of Class A common stock (or 30,734,462 shares of Class A common stock if the underwriters exercise in full their option to purchase additional shares of Class A common stock). All of the shares of Class A common stock to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any such shares which may be held or acquired by an “affiliate” of ours, as that term is defined in Rule 144 promulgated under the Securities Act, or “Rule 144,” which shares will be subject to the volume limitations and other restrictions of Rule 144 described below. The remaining shares of our Class A common stock that will be outstanding upon completion of this offering will be “restricted securities,” as that phrase is defined in Rule 144, and may be resold only after registration under the Securities Act or pursuant to an exemption from such registration, including, among others, the exemptions provided by Rule 144 under the Securities Act, which rules are summarized below. These remaining shares of our Class A common stock that will be outstanding upon completion of this offering will be available for sale in the public market after the expiration of the lock-up agreements described below taking into account the provisions of Rule 144 under the Securities Act. See “—Lock-Up Agreements.”

Following this offering, our Sponsor and Riverstone may exchange Class B units or Class B1 units, as applicable, of Terra LLC, together with a corresponding number of shares of Class B common stock or Class B1 common stock, as applicable, for shares of our Class A common stock on a one-for-one basis, subject to adjustments for stock splits, stock dividends and reclassifications. Upon completion of this offering, our Sponsor will hold 67,210,944 Class B units of Terra LLC and Riverstone will own 6,083,333 Class B1 units of Terra LLC, all of which will be exchangeable, if exchanged together with a corresponding number of shares of Class B common stock or Class B1 common stock, as applicable, for shares of our Class A common stock. See “Certain Relationships and Related Party Transactions—Amended and Restated Operating Agreement of Terra LLC—Exchange Agreements.” The shares of Class A common stock we issue upon such exchanges would be “restricted securities” as defined in Rule 144 described below. However, upon the completion of this offering, we intend to enter into a registration rights agreement with our Sponsor that will require us to register under the Securities Act shares of our Class A common stock issued in such an exchange. See “—Registration Rights.”

Rule 144

The shares of our Class A common stock being sold in this offering will generally be freely tradable without restriction or further registration under the Securities Act, except that any shares of our Class A common stock held by an “affiliate” of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption under Rule 144 or otherwise. Rule 144 permits our Class A common stock that has been acquired by a person who is an affiliate of ours, or has been an affiliate of ours within the past three months, to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

•	1% of the total number of shares of our Class A common stock outstanding which will equal approximately 277,247 shares after this offering; or

•	the average weekly reported trading volume of our Class A common stock on the NASDAQ Global Select Market for the four calendar weeks prior to the sale.

Such sales are also subject to specific manner-of-sale provisions, a six-month holding period requirement for restricted securities, notice requirements and the availability of current public information about us.

Rule 144 also provides that a person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has for at least six months beneficially owned shares of our Class A common stock that are restricted securities, will be entitled to freely sell such shares of our Class A common stock subject only to the availability of current public information about us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has for at least one year beneficially owned shares of our Class A common stock that are restricted securities, will be entitled to freely sell such shares of Class A common stock under Rule 144 without regard to the public information requirements of Rule 144.

Lock-Up Agreements

We and each of our officers and directors, our Sponsor, Riverstone and each of the investors in the Private Placements have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of the shares of our Class A common stock or securities (including Terra LLC units) convertible into or exchangeable for, or that represent the right to receive, shares of our Class A common stock during the period from the date of this prospectus continuing through the date that is 180 days after the date of this prospectus, except in connection with this offering or with the prior written consent of Goldman, Sachs & Co., Barclays Capital Inc. and Citigroup Global Markets Inc. as representatives of the underwriters in this offering. See “Underwriting (Conflicts of Interest).”

The restrictions in the immediately preceding paragraph do not apply to:

•	our entry into any agreement providing for the issuance of shares of our Class A common stock or securities convertible into or exchangeable for shares of our Class A common stock to any seller (or its affiliates) in connection with our acquisition of energy projects (or equity interests therein), or the issuance of any such securities to the seller (or its affiliates) pursuant to any such agreement, in an aggregate number of shares not to exceed 15% of the total number of shares of our Class A common stock issued and outstanding following the completion of this offering (including any additional shares if the underwriters exercise their 30-day option to purchase additional shares), so long as any recipient of such securities is subject to the same lock-up restrictions described above;

•	conversions of Riverstone’s Class B1 common stock and Class B1 units into Class A common stock, and sales of the Class A common stock received upon conversion, but only to the extent of the taxable income or gain (if any) realized by Riverstone during the lock-up period in connection with the Mt. Signal transaction;

•	Riverstone’s disposal of Class B1 common stock and Class B1 units, but only to the extent Riverstone is required by law, regulation or government order to dispose of such securities, or where the failure to dispose of such securities would result in Riverstone or its affiliates (i) being required to hold separate, divest or refrain from acquiring, investing in or otherwise dealing in any property, assets, facility, business, or equity, or being required to commit on behalf of itself or any of its affiliates to any conduct or remedy, or the entry into, amendment, modification or termination of any contract or agreement with a third party or (ii) having to defend against any lawsuit, action or proceeding;

•	our Sponsor’s pledge of our or Terra LLC’s equity securities as collateral under the Sponsor Credit Agreement, or the transferring of such pledged shares or other securities in the event the lenders under the Sponsor Credit Agreement exercise their right to foreclose on such pledged securities, so long as any recipient of such securities is subject to the same lock-up restrictions described above; and

•	certain other transfers, including, but not limited to, transfers of shares of our Class A common stock or securities convertible into or exchangeable for shares of our Class A common stock (i) acquired in open market transactions after the completion of this offering, (ii) pursuant to a bona fide third party tender offer, merger, consolidation or other similar transaction, (iii) pursuant to our equity incentive or employee benefit plans and (iv) in certain other transactions not involving a disposition for value.

In addition, if the lock-up restrictions applicable to SunEdison Holdings Corporation are waived with respect to a number of the shares of Class B common stock or other securities it holds, then Riverstone will receive a waiver with respect to the same number of shares.

Registration Rights

Upon completion of this offering, our Sponsor, Riverstone, the purchasers in the Private Placements and certain of their respective affiliates will be entitled to various rights with respect to the registration of shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming fully tradable under the Securities Act immediately upon the effectiveness of the registration, except for shares held by affiliates. See “Certain Relationships and Related Party Transactions—Registration Rights Agreements” and “—Private Placement.” Shares covered by a registration statement will be eligible for sales in the public market upon the expiration or release from the terms of the lock-up agreement referred to above.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following is a general summary of material United States federal income and estate tax consequences to non-U.S. holders, as defined below, of the purchase, ownership and disposition of shares of our Class A common stock as of the date of this prospectus. This summary deals only with shares of common stock purchased in this offering that are held as capital assets (generally, property held for investment) by a non-U.S. holder.

For purposes of this discussion, a “non-U.S. holder” means a beneficial owner of shares of our Class A common stock that is, for United States federal income tax purposes, an individual, corporation, estate or trust, but is not any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or any other entity treated as a corporation for United States federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person for United States federal income tax purposes.

If any entity or arrangement treated as a partnership for United States federal income tax purposes holds shares of our Class A common stock, the tax treatment of a partner in such partnership generally will depend upon the status of the partner and the activities of the partner and the partnership. If you are a partner of a partnership considering an investment in shares of our Class A common stock, you should consult your own tax advisors.

This summary is based upon the Code, applicable United States Treasury regulations, rulings and other administrative pronouncements, and judicial decisions, all as of the date of this prospectus. Those authorities are subject to different interpretations and may be changed, perhaps retroactively, so as to result in United States federal income tax consequences different from those summarized below. We cannot assure you that a change in law will not alter significantly the tax considerations described in this summary.

This summary does not address all aspects of United States federal income and estate taxes and does not deal with foreign, state, local, alternative minimum or other tax considerations that may be relevant to non-U.S. holders in light of their particular circumstances. In addition, this summary does not represent a detailed description of the United States federal income and estate tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws (including if you are a United States expatriate, financial institution, insurance company, tax-exempt organization, dealer in securities, broker, “controlled foreign corporation,” “passive foreign investment company,” a partnership or other pass-through entity for United States federal income tax purposes (or an investor in such a pass-through entity), a person who acquired shares of our Class A common stock as compensation or otherwise in connection with the performance of services, or a person who has acquired shares of our Class A common stock as part of a straddle, hedge, conversion transaction or other integrated investment).

We have not sought and will not seek any rulings from the United States Internal Revenue Service, or the IRS, regarding the matters discussed below. There can be no assurance that the IRS will not take positions concerning the tax consequences of the ownership or disposition of shares of our Class A common stock that differ from those discussed below.

If you are considering the purchase of shares of our Class A common stock, you should consult your own tax advisors concerning the particular United States federal income and estate tax consequences to you of the ownership and disposition of shares of our Class A common stock, as well as the consequences to you arising under other United States federal tax laws and the laws of any other applicable taxing jurisdiction and any applicable tax treaty in light of your particular circumstances.

Distributions

We intend to pay cash distributions on shares of our Class A common stock for the foreseeable future, as outlined above under “Cash Dividend Policy.” Subject to the discussion below on backup withholding and FATCA withholding, in general, distributions of cash or other property in respect of shares of our Class A common stock will constitute dividends for United States federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. To the extent any such distributions exceed both our current and accumulated earnings and profits, they will first be treated as a return of capital reducing your tax basis in our Class A common stock (determined on a share-by-share basis), but not below zero, and then will be treated as gain from the sale of stock as described below under “Gain on Disposition of Shares of Class A Common Stock.”

Dividends paid to a non-U.S. holder generally will be subject to a United States federal withholding tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty. United States federal withholding tax may be imposed on the gross amount of a distribution, due to the difficulty of determining whether we have sufficient earnings and profits to cause the distribution to be a dividend for United States federal income tax purposes.

However, dividends that are effectively connected with the conduct of a trade or business within the United States by a non-U.S. holder generally will not be subject to such withholding tax, provided certain certification and disclosure requirements are satisfied (including the provision of a properly completed IRS Form W-8 ECI or other applicable form). Instead, unless an applicable income tax treaty provides otherwise, such dividends will generally be subject to United States federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Code. A corporate non-U.S. holder may be subject to an additional “branch profits tax” at a rate of 30% on its earnings and profits (subject to adjustments) that are effectively connected with its conduct of a United States trade or business (unless an applicable income tax treaty provides otherwise).

A non-U.S. holder of shares of our Class A common stock who wishes to claim the benefit of an applicable treaty rate for dividends will be required (a) to complete IRS Form W-8BEN (or other applicable form) and certify under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits or (b) if shares of our Class A common stock are held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable United States Treasury regulations. A non-U.S. holder who provides us, our paying agent or other applicable withholding agent with an IRS Form W-8BEN, Form W-8ECI or other form must update the form or submit a new form, as applicable, if there is a change in circumstances that makes any information on such form incorrect. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals.

It is possible that a distribution made to a non-U.S. holder may be subject to over-withholding because, for example, at the time of the distribution we or the relevant withholding agent may not be able to determine how much of the distribution constitutes dividends or the proper documentation establishing the benefits of any applicable treaty has not been properly supplied. If there is any over-withholding on distributions made to a non-U.S. holder, such non-U.S. holder may obtain a refund of the over-withheld amount by timely filing an appropriate claim for refund with the IRS. Non-U.S. holders should consult their tax advisors regarding the applicable withholding tax rules and the possibility of obtaining a refund of any over-withheld amounts.

Gain on Disposition of Shares of Class A Common Stock

Subject to the discussion below on backup withholding and FATCA withholding, any gain realized by a non-U.S. holder on the sale, exchange or other disposition of shares of our Class A common stock generally will not be subject to United States federal income tax unless:

•	the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•	we are or have been a United States real property holding corporation, or “USRPHC,” for United States federal income tax purposes at any time during the shorter of the five-year period ending on the date of the disposition or the period that the non-U.S. holder held shares of our Class A common stock, or the applicable period.

In the case of a non-U.S. holder described in the first bullet point above, any gain generally will be subject to United States federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Code (unless an applicable income tax treaty provides otherwise), and a non-U.S. holder that is a foreign corporation may also be subject to the branch profits tax at a rate of 30% on its effectively connected earnings and profits (subject to adjustments), unless an applicable income tax treaty provides otherwise. Except as otherwise provided by an applicable income tax treaty, an individual non-U.S. holder described in the second bullet point above will be subject to a flat 30% tax on any gain derived from the disposition, which may be offset by certain United States source capital losses.

We believe we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our United States real property relative to the fair market value of our other business assets, and because the definition of United States real property is not entirely clear, there can be no assurance that we are not a USRPHC now or will not become one in the future. Even if we are or become a USRPHC, however, so long as our Class A common stock is regularly traded on an established securities market a non-U.S. holder will be subject to United States federal income tax on any gain in respect of our Class A common stock only if such non-U.S. holder actually or constructively owned more than 5% of our outstanding common stock at any time during the applicable period. You should consult your own tax advisor about the consequences that could result if we are, or become, a USRPHC.

Information Reporting and Backup Withholding

We must report annually to the IRS and to you the amount of dividends paid to you and the amount of tax, if any, withheld with respect to such dividends. The IRS may make this information available to the tax authorities in the country in which you are resident.

In addition, you may be subject to information reporting requirements and backup withholding with respect to dividends paid on, and the proceeds of disposition of, shares of our Class A common stock, unless, generally, you certify under penalties of perjury (usually on IRS Form W-8BEN) that you are not a United States person or you otherwise establish an exemption. Additional rules relating to information reporting requirements and backup withholding with respect to payments of the proceeds from the disposition of shares of our Class A common stock are as follows:

•	If the proceeds are paid to or through the United States office of a broker, the proceeds generally will be subject to backup withholding and information reporting, unless you certify under penalties of perjury (usually on IRS Form W-8BEN) that you are not a United States person or you otherwise establish an exemption.

•	If the proceeds are paid to or through a non-U.S. office of a broker that is not a United States person and is not a foreign person with certain specified United States connections, a “U.S.-related person,” information reporting and backup withholding generally will not apply.

•	If the proceeds are paid to or through a non-U.S. office of a broker that is a United States person or a U.S.-related person, the proceeds generally will be subject to information reporting (but not to backup withholding), unless you certify under penalties of perjury (usually on IRS Form W-8BEN) that you are not a United States person or you otherwise establish an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against your United States federal income tax liability, provided the required information is timely furnished by you to the IRS.

Legislation Affecting Taxation of Common Stock Held by or through Foreign Entities

Legislation enacted in 2010, known as the Foreign Account Tax Compliance Act, or “FATCA,” generally imposes a withholding tax of 30% on dividend income from our Class A common stock and on the gross proceeds of a sale or other disposition of our Class A common stock, if the payments are made to certain foreign entities, unless certain diligence, reporting, withholding and certification obligations and requirements are met. Payments subject to withholding under FATCA include dividends paid after June 30, 2014 and payments of gross proceeds made after December 31, 2016.

The withholding under FATCA described above generally applies to payments of dividends or gross proceeds made to (i) a “foreign financial institution” (as a beneficial owner or an intermediary), unless such institution enters into an agreement with the United States government to collect and provide to the United States tax authorities substantial information regarding United States account holders of such institution (which would include certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with United States owners) and (ii) a foreign entity acting as a beneficial owner or an intermediary that is not a “foreign financial institution,” unless such entity makes a certification identifying its substantial United States owners (as defined for this purpose) or makes a certification that such foreign entity does not have any substantial United States owners. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. Under certain circumstances, a non-U.S. holder of our Class A common stock might be eligible for refunds or credits of such withholding taxes, and a non-U.S. holder might be required to file a United States federal income tax return to claim such refunds or credits.

Non-U.S. holders should consult their own tax advisors regarding the implications of this legislation on their investment in our Class A common stock.

United States Federal Estate Tax

Shares of our Class A common stock that are owned (or deemed to be owned) at the time of death by an individual who is not a citizen or resident of the United States (as specifically defined for United States federal estate tax purposes) will be includable in such non-U.S. holder’s gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise, and therefore may be subject to United States federal estate tax.

POTENTIAL PURCHASERS OF OUR CLASS A COMMON STOCK ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE UNITED STATES FEDERAL, STATE, LOCAL AND NON-U.S. INCOME, ESTATE AND OTHER TAX AND TAX TREATY CONSIDERATIONS OF PURCHASING, OWNING AND DISPOSING OF OUR CLASS A COMMON STOCK.

UNDERWRITING (CONFLICTS OF INTEREST)

We and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co., Barclays Capital Inc. and Citigroup Global Markets Inc. are the representatives of the underwriters, and Goldman, Sachs & Co., Barclays Capital Inc., Citigroup Global Markets Inc., J.P. Morgan Securities LLC and Macquarie Capital (USA) Inc. are the joint bookrunners.

Underwriters	Number of Shares
Goldman, Sachs & Co.
Barclays Capital Inc.
Citigroup Global Markets Inc.
J.P. Morgan Securities LLC
Macquarie Capital (USA) Inc.
Santander Investment Securities Inc.
FBR Capital Markets & Co.

Total	20,065,000

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

The underwriters have an option to buy up to an additional 3,009,750 shares from us. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 3,009,750 additional shares of our Class A common stock.

	No Exercise	Full Exercise
Per share	$	$
Total	$	$

We will also pay Goldman, Sachs & Co. a structuring fee equal to 0.559% of the gross proceeds of this offering for the evaluation, analysis and structuring of our company. SunEdison has also granted Goldman, Sachs & Co. a right of first refusal, subject to certain limitations, to provide services with respect to future offerings and financings by SunEdison and its affiliates, including us. Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $         per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We and each of our officers and directors, and our Sponsor, Riverstone and each of the investors in the Private Placement have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives.

The restrictions in the immediately preceding paragraph do not apply to:

•	our entry into any agreement providing for the issuance of shares of our Class A common stock or securities convertible into or exchangeable for shares of our Class A common stock to any seller (or its affiliates) in connection with our acquisition of energy projects (or equity interests therein), or the issuance of any such securities to the seller (or its affiliates) pursuant to any such agreement, in an aggregate number of shares not to exceed 15% of the total number of shares of our Class A common stock issued and outstanding following the completion of this offering (including any additional shares if the underwriters exercise their 30-day option to purchase additional shares), so long as any recipient of such securities is subject to the same lock-up restrictions described above;

•	conversions of Riverstone’s Class B1 common stock and Class B1 units into Class A common stock, and sales of the Class A common stock received upon conversion, but only to the extent of the taxable income or gain (if any) realized by Riverstone during the lock-up period in connection with the Mt. Signal transaction;

•	Riverstone’s disposal of Class B1 common stock and Class B1 units, but only to the extent Riverstone is required by law, regulation or government order to dispose of such securities, or where the failure to dispose of such securities would result in Riverstone or its affiliates (i) being required to hold separate, divest or refrain from acquiring, investing in or otherwise dealing in any property, assets, facility, business, or equity, or being required to commit on behalf of itself or any of its affiliates to any conduct or remedy, or the entry into, amendment, modification or termination of any contract or agreement with a third party or (ii) having to defend against any lawsuit, action or proceeding;

•	our Sponsor’s pledge of our or Terra LLC’s equity securities as collateral under the Sponsor Credit Agreement, or the transferring of such pledged shares or other securities in the event the lenders under the Sponsor Credit Agreement exercise their right to foreclose on such pledged securities, so long as any recipient of such securities is subject to the same lock-up restrictions described above; and

•	certain other transfers, including, but not limited to, transfers of shares of our Class A common stock or securities convertible into or exchangeable for shares of our Class A common stock (i) acquired in open market transactions after the completion of this offering, (ii) pursuant to a bona fide third party tender offer, merger, consolidation or other similar transaction, (iii) pursuant to our equity incentive or employee benefit plans and (iv) in certain other transactions not involving a disposition for value.

In addition, if the lock-up restrictions applicable to SunEdison Holdings Corporation are waived with respect to a number of the shares of Class B common stock or other securities it holds, then Riverstone will receive a waiver with respect to the same number of shares.

Prior to the offering, there has been no public market for the shares. The initial public offering price will be negotiated between us and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

Our Class A common stock has been approved for listing on the NASDAQ Global Select Market under the symbol “TERP.” In order to meet one of the requirements for listing the common stock on the NASDAQ Global Select Market, the underwriters have undertaken to sell lots of 100 or more shares to a minimum of 400 beneficial holders.

At our request, the underwriters have reserved up to 5% of the shares for sale at the initial public offering price to persons who are directors, officers or employees, or who are otherwise associated with us through a directed share program. The number of shares available for sale to the general public will be reduced by the number of directed shares purchased by participants in the program. Except for certain of our officers, directors and employees who have entered into lock-up agreements as described above, each person buying shares through the directed share program has agreed that, for a period of 180 days from the date of this prospectus, he or she will not, without the prior written consent of Citigroup Global Markets Inc., Goldman, Sachs & Co. and Barclays Capital Inc., dispose of or hedge any shares or any securities convertible into or exchangeable for our common stock with respect to shares purchased in the program. For certain officers, directors and employees purchasing shares through the directed share program, the lock-up agreements contemplated in the preceding paragraph shall govern with respect to their purchases. Citigroup Global Markets Inc., Goldman, Sachs & Co. and Barclays Capital Inc. in their sole discretion may release any of the securities subject to these lock-up agreements at any time, which, in the case of officers and directors, shall be with notice. Any directed shares not purchased will be offered by the underwriters to the general public on the same basis as all other shares offered. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with the sales of the directed shares.

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the our stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on a securities exchange, in the over-the-counter market or otherwise.

The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions and the structuring fee, will be approximately $4.4 million.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to us and to persons and entities with relationships with us, for which they received or will receive customary fees and expenses. In particular, affiliates of each of Goldman, Sachs & Co., Barclays Capital Inc., Citigroup Global Markets Inc., J.P. Morgan Securities LLC and Santander Investment Securities Inc. are lenders under the Bridge Facility and, accordingly will receive a portion of the net proceeds from this offering.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to our assets, securities and/or instruments (directly, as collateral securing other obligations or otherwise) and/or the assets, securities and/or instruments of persons and entities with relationships with us. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

Conflicts of Interest

As described in “Use of Proceeds,” a portion of the net proceeds from this offering will be used to repay amounts outstanding under our Bridge Facility. Because affiliates of Goldman, Sachs & Co., Barclays Capital Inc., Citigroup Global Markets Inc., J.P. Morgan Securities LLC and Santander Investment Securities Inc. will receive more than 5% of the net proceeds of this offering due to the repayment of amounts outstanding under our Bridge Facility, Goldman, Sachs & Co., Barclays Capital Inc., Citigroup Global Markets Inc., J.P. Morgan Securities LLC and Santander Investment Securities Inc. are deemed to have a conflict of interest under FINRA Rule 5121. Accordingly, this offering will be conducted in compliance with FINRA Rule 5121, which requires, among other things, that a “qualified independent underwriter” participate in the preparation of, and exercise the usual standards of “due diligence” with respect to, the registration statement and this prospectus. Macquarie Capital (USA) Inc. has agreed to act as the qualified independent underwriter for this offering and to undertake the legal responsibilities and liabilities of an underwriter under the Securities Act, specifically including those inherent in Section 11 of the Securities Act. Pursuant to FINRA Rule 5121, Goldman, Sachs & Co., Barclays Capital Inc., Citigroup Global Markets Inc., J.P. Morgan Securities LLC and Santander Investment Securities Inc. will not confirm any sales to any account over which it exercises discretionary authority without the specific written approval of the account holder.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a) to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d) in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Notice to Prospective Investors in the United Kingdom

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

Notice to Prospective Investors in Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the “SFA,” (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Notice to Prospective Investors in Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Notice to Prospective Investors in Chile

The shares are not registered in the Securities Registry (Registro de Valores) or subject to the control of the Chilean Securities and Exchange Commission (Superintendencia de Valores y Seguros de Chile). This prospectus and other offering materials relating to the offer of the shares do not constitute a public offer of, or an invitation to subscribe for or purchase, the shares in the Republic of Chile, other than to individually identified purchasers pursuant to a private offering within the meaning of Article 4 of the Chilean Securities Market Act (Ley de Mercado de Valores) (an offer that is not “addressed to the public at large or to a certain sector or specific group of the public”).

LEGAL MATTERS

The validity of the Class A common stock offered hereby will be passed upon for us by Kirkland & Ellis LLP (a partnership that includes professional corporations), Chicago, Illinois. Kirkland & Ellis LLP has from time to time represented and may continue to represent our Sponsor and some of its affiliates in connection with various legal matters. The underwriters have been represented by Latham & Watkins LLP, New York, New York.

EXPERTS

The balance sheet of SunEdison Yieldco, Inc. (renamed TerraForm Power, Inc.) as of January 15, 2014, and the combined consolidated financial statements of TerraForm Power (a solar energy generation asset business of SunEdison, Inc.) as of December 31, 2013 and 2012, and for each of the years in the two-year period ended December 31, 2013, have been included in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of MMA NAFB Power, LLC as of December 31, 2013 and 2012, and for each of the years in the two-year period ended December 31, 2013, have been included in the registration statement in reliance upon the report of CohnReznick LLP, an independent public accounting firm, appearing elsewhere herein, and given on the authority of said firm as experts in accounting and auditing.

The financial statements of CalRENEW-1 LLC as of December 31, 2013 and for the year ended December 31, 2013, have been included in the registration statement in reliance upon the report of Moss Adams LLP, an independent public accounting firm, given on the authority of said firm as experts in accounting and auditing.

The financial statements of SPS Atwell Island, LLC, as of December 31, 2013 and 2012 and for each of the years in the two-year period ended December 31, 2013, have been included in the registration statement in reliance upon the report of Moss Adams LLP, an independent public accounting firm, given on the authority of said firm as experts in accounting and auditing.

The Summit Solar Combined Carve-out financial statements, as of December 31, 2013 and 2012 and for each of the years in the two-year period ended December 31, 2013, have been included in the registration statement in reliance upon the report of CohnReznick LLP, an independent public accounting firm, given on the authority of said firm as experts in accounting and auditing.

The combined financial statements of Stonehenge Operating Group, as of December 31, 2013 and for the year ended December 31, 2013, have been included in the registration statement in reliance upon the report of KPMG LLP in the United Kingdom, an independent auditor, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Imperial Valley Solar 1 Holdings II, LLC and Subsidiaries, at December 31, 2013 and 2012, and for the year ended December 31, 2013 and the period from September 24, 2012 (Date of Inception) to December 31, 2012 appearing in this registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act that registers the shares of our Class A common stock to be sold in this offering. The registration statement, including the attached exhibits, contains additional relevant information about us and our Class A common stock. The rules and regulations of the SEC allow us to omit from this document certain information included in the registration statement.

You may read and copy the reports and other information we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of this information by mail from the public reference section of the SEC, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. You may obtain information regarding the operation of the public reference room by calling 1-800-SEC-0330. The SEC also maintains a website that contains reports, proxy statements and other information about issuers, like us, who file electronically with the SEC. The address of that website is http://www.sec.gov. This reference to the SEC’s website is an inactive textual reference only and is not a hyperlink.

Upon completion of this offering, we will become subject to the reporting, proxy and information requirements of the Exchange Act, and as a result will be required to file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference room and the website of the SEC referred to above, as well as on our website, www.terraform.com. This reference to our website is an inactive textual reference only and is not a hyperlink. The contents of our website are not part of this prospectus, and you should not consider the contents of our website in making an investment decision with respect to our Class A common stock.

Index to Financial Statements

TerraForm Power, Inc. (formerly SunEdison Yieldco, Inc.) Unaudited

Financial Statements

TerraForm Power (Predecessor) Audited Combined Consolidated Financial Statements

TerraForm Power, Inc.

Condensed Balance Sheet

(Unaudited)

As of March 31, 2014
Stockholders’ Equity
Preferred stock, $0.01 par value; 100,000 shares authorized; none issued at March 31, 2014	$—
Class A common stock, $0.01 par value per share: 500,000 shares authorized; 260,942 shares issued and outstanding at March 31, 2014	261
Class B common stock, $0.01 par value per share: 500,000 shares authorized; 250,000 shares issued and outstanding at March 31, 2014	250
Class C common stock, $0.01 par value per share: 100,000 shares authorized; 41,765 shares issued and outstanding at March 31, 2014	42
Additional paid in capital	2,559,119
Accumulated loss	(123,861)
Receivable for issuance of common stock	(2,435,811)

Total stockholders’ equity	$—

See accompanying notes to condensed financial statements.

TerraForm Power, Inc.

Condensed Statement of Operations

(Unaudited)

For the period from January 15, 2014 to March 31, 2014
Operating costs and expenses:
General and administrative	$123,861

Net Loss	$(123,861)

See accompanying notes to condensed financial statements.

TerraForm Power, Inc.

Condensed Statement of Stockholders’ Equity

(Unaudited)

	Class A Common Stock		Class B Common Stock		Class C Common Stock		Additional Paid-in Capital	Accumulated Loss	Receivable for Issuance of Common Stock
	Shares	Amount	Shares	Amount	Shares	Amount				Total
Balance at January 15, 2014	—	$—	—	$—	—	$—	$—	$—	$—	$—
Issuance of Class A common stock	260,942	261	—	—	—	—	—	—	(261)	—
Issuance of Class B common stock	—	—	250,000	250	—	—	—	—	(250)	—
Issuance of Class C common stock	—	—	—	—	41,765	42	2,435,258	—	(2,435,300)	—
Stock-based compensation	—	—	—	—	—	—	123,861	—	—	123,861
Net loss	—	—	—	—	—	—	—	(123,861)	—	(123,861)

Balance at March 31, 2014	260,942	$261	250,000	$250	41,765	$42	$2,559,119	$(123,861)	$(2,435,811)	$—

See accompanying notes to condensed financial statements.

TerraForm Power, Inc.

Condensed Statement of Cash Flows

(Unaudited)

For the period from January 15, 2014 to March 31, 2014
Cash flows from operating activities:
Net loss	$(123,861)
Adjustment to reconcile net loss to net cash provided by operating activities:
Stock-based compensation	123,861

Net cash provided by operating activity	—

Net change in cash and cash equivalents	—
Cash and cash equivalents at beginning of period	—

Cash and cash equivalents at end of period	$—

See accompanying notes to condensed financial statements.

TerraForm Power, Inc.

Notes to Condensed Financial Statements

(Unaudited)

1. NATURE OF OPERATIONS

TerraForm Power, Inc. (the “Corporation”) was formed under the name SunEdison Yieldco, Inc. on January 15, 2014, as a wholly owned subsidiary of SunEdison, Inc. (“SunEdison” or “Parent”). The name change from SunEdison Yieldco, Inc. to TerraForm Power, Inc. became effective on May 22, 2014. The Corporation intends to become a holding company with its sole assets expected to be an equity interest in TerraForm Power, LLC. (“TerraForm”). The Corporation intends to be the managing member of TerraForm and will operate and control the business affairs of TerraForm.

Basis of Presentation

The TerraForm Power, Inc. financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). The Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) is the source of authoritative U.S. GAAP to be applied by nongovernmental entities. In addition, the rules and interpretative releases of the United States Securities and Exchange Commission (“SEC”) under authority of federal securities laws are also sources of authoritative U.S. GAAP for SEC registrants.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Stock-Based Compensation

Stock-based compensation expense for all share-based payment awards is based on the estimated grant-date fair value and is accounted for in accordance with FASB ASC 718, Compensation—Stock Compensation. We recognize these compensation costs net of an estimated forfeiture rate for only those shares expected to vest on a straight-line basis over the requisite service period of the award, which is generally the option vesting term. For ratable awards, we recognize compensation costs for all grants on a straight-line basis over the requisite service period of the entire award. For awards which vest contingently upon the Corporation’s initial public offering, the compensation cost will be recognized at the completion of the initial public offering of the Corporation.

3. STOCKHOLDER’S EQUITY

On January 15, at formation, the Corporation authorized 1,000 shares of common stock. On January 29, 2014, the Corporation amended and restated its certification of incorporation to authorize 500,000 shares of Class A common stock, par value $0.01 per share, of which 250,000 shares were issued to SunEdison at par value and are outstanding at March 31, 2014. In addition, the Corporation authorized 500,000 shares of Class B common stock, par value $0.01 per share, of which 250,000 were issued to SunEdison at par value and are outstanding at March 31, 2014. Further, the Corporation authorized 100,000 shares of Class C common stock, par value $0.01 per share.

Each share of Class A and Class C common stock stock entitles the holder to one vote on all matters. Each share of Class B common stock entitles the holder to ten votes per share. All issued shares of Class C common stock will automatically be converted into shares of Class A common upon the closing of the initial public offering of Class A common stock.

The corporation also authorized 100,000 shares of preferred stock, par value $0.01 per share. None of the shares of preferred stock have been issued.

Stock-Based Compensation

On January 31, 2014 and February 20, 2014, the Corporation granted 27,647 and 14,118 shares, respectively, of restricted stock under the SunEdison Yieldco, Inc. 2014 Long-Term Incentive Plan (“2014 Incentive Plan”). The restricted stock will convert into shares of Class A common stock upon the filing of our amended and restated certification of incorporation in connection the completion of the proposed initial public offering of Class A common stock of the Corporation (the “Offering”). In addition, on January 29, 2014 and February 20, 2014, the Corporation granted 7,193 and 3,749 shares of Class A common stock, respectively, to certain individuals under the 2014 Incentive Plan.

In estimating the fair value of our restricted stock and Class A shares, the primary valuation considerations were an enterprise value determined from an income-based approach using an enterprise value multiple applied to our forward revenue metric and a lack of marketability discount of 15%. The illiquidity discount model used the following assumptions: a time to liquidity event of 6 months; a risk free rate of 3.4%; and volatility of 60% over the time to a liquidity event. Estimates of the volatility of our common stock were based on available information on the volatility of common stock of comparable publicly traded companies.

For the restricted stock after conversion to Class A common stock, 25% of the Class A common stock will vest on the first anniversary of the date of the grant, 25% will vest on the second anniversary of the date of the grant, and 50% will vest on the third anniversary of the date of grant, subject to accelerated vesting upon certain events. Under certain circumstances upon a termination of employment, any unvested shares of Class A common stock held by the terminated executive will be forfeited.

The amount of stock compensation expense related to the restricted stock was $123,861 for the period ended March 31, 2014. As of March 31, 2014, $2.3 million of total unrecognized compensation cost related to restricted stock is expected to be recognized over a period of approximately 3 years. The fair value of restricted stock on the date of grant was $58 per share.

For the Class A common stock, the shares will be subject to time-based vesting conditions, with 34% vesting upon the 6 month anniversary of this offering, 33% vesting upon the one year anniversary of this offering and 33% vesting upon the 18 month anniversary of this offering. These restricted shares will not be subject to forfeiture in the event of a termination of employment and vesting is not accelerated upon a change of control and do not have anti-dilution provisions.

There was no stock compensation expense related to the Class A shares for the period ended March 31, 2014. As of March 31, 2014, $0.4 million of total unrecognized compensation cost related to Class A shares is expected to be recognized upon the completion of the proposed initial public offering of Class A common stock of the Corporation. The fair value of Class A shares on the date of grant was $37 per share.

TerraForm Power (Predecessor)

Condensed Combined Consolidated Statements of Operations

(Unaudited)

	Three months ended March 31,
In thousands	2014	2013
Operating revenues:
Energy	$10,174	$1,693
Incentives	1,567	1,162
Incentives—affiliate	139	120

Total operating revenues	11,880	2,975
Operating costs and expenses:
Cost of operations	460	91
Cost of operations—affiliate	352	243
General and administrative	98	44
General and administrative—affiliate	1,590	1,075
Depreciation and accretion	3,241	1,090

Total operating costs and expenses	5,741	2,543

Operating income	6,139	432
Other expense:
Interest expense, net	7,082	1,374
Loss on foreign currency exchange	595	—

Total other expenses, net	7,677	1,374

Loss before income tax benefit	(1,538)	(942)
Income tax benefit	(457)	(451)

Net loss	(1,081)	(491)

Net loss attributable to non-controlling interest	(361)	—

Net loss attributable to TerraForm Power	$(720)	$(491)

See accompanying notes to condensed combined consolidated financial statements.

TerraForm Power (Predecessor)

Condensed Combined Consolidated Balance Sheets

(Unaudited)

In thousands	March 31, 2014	December 31, 2013
Assets
Current assets:
Cash and cash equivalents	$222,490	$1,044
Restricted cash, including consolidated variable interest entities of $2,563 and $2,139 in 2014 and 2013, respectively	47,515	62,321
Accounts receivable	9,771	1,505
Deferred income taxes	128	128
VAT receivable and other current assets	46,395	41,360

Total current assets	326,299	106,358
Property and equipment, net, including consolidated variable interest entities of $49,674 and $26,006 in 2014 and 2013, respectively	586,032	407,356
Intangible assets, including consolidated variable interest entities of $38,358 and $0 in 2014 and 2013, respectively	60,958	22,600
Deferred financing costs, net	27,027	12,397
Other assets	17,802	18,166

Total assets	$1,018,118	$566,877

Liabilities and Equity
Current liabilities:
Current portion of long-term debt, including consolidated variable interest entities of $2,719 and $587 in 2014 and 2013, respectively	$51,753	$36,682
Current portion of capital lease obligations	1,833	773
Accounts payable and other current liabilities	27,575	8,688
Deferred revenue	480	428
Due to parent and affiliates	117,516	82,051

Total current liabilities	199,157	128,622
Other liabilities:
Long-term debt, less current portion, including consolidated variable interest entities of $55,678 and $8,683 in 2014 and 2013, respectively	715,076	371,427
Long-term capital lease obligations, less current portion	27,339	28,398
Deferred revenue	6,837	5,376
Deferred income taxes	6,149	6,600
Asset retirement obligations, including consolidated variable interest entities of $3,586 and $1,627 in 2014 and 2013, respectively	13,115	11,002

Total liabilities	$967,673	$551,425
Equity:
Net parent investment	37,483	2,674
Non-controlling interests	12,962	12,778

Total equity	50,445	15,452

Total liabilities and equity	$1,018,118	$566,877

See accompanying notes to condensed combined consolidated financial statements.

TerraForm Power (Predecessor)

Condensed Combined Consolidated Statements of Cash Flows

(Unaudited)

In thousands	Three months ended March 31,
	2014	2013
Cash flows from operating activities:
Net loss	$(1,081)	$(491)
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Non-cash incentive revenue	(127)	(211)
Non-cash interest expense	81	124
Depreciation and accretion	3,241	1,090
Amortization of deferred financing costs and debt discounts	488	29
Recognition of deferred revenue	(64)	(52)
Loss on foreign currency exchange	595	—
Deferred taxes	(451)	(1,100)
Other	(348)	108
Changes in assets and liabilities:
Accounts receivable	(7,507)	(454)
VAT receivable and other current assets	(7,470)	71
Accounts payable and other current liabilities	18,112	846
Deferred revenue	1,577	44
Due to parent and affiliates	(27,657)	(42,303)

Net cash used in operating activities	(20,611)	(42,299)

Cash flows from investing activities:
Capital expenditures	(98,533)	—
Acquisitions, net of cash	(14,211)	—
Change in restricted cash	19,855	(725)

Net cash used in investing activities	(92,889)	(725)

Cash flows from financing activities:
Principal payments on long-term debt	(335)	(305)
Change in restricted cash for principal payments on long-term debt	538	305
Repayments of solar energy system financing lease obligations	(233)	—
Proceeds from long-term debt	314,169	44,400
Proceeds from non-controlling interest	545	—
Net parent investment	35,529	78
Payment of deferred financing costs	(15,267)	(1,454)

Net cash provided by financing activities	334,946	43,024

Net increase in cash and cash equivalents	221,446	—
Cash and cash equivalents at beginning of period	1,044	3

Cash and cash equivalents at end of period	$222,490	$3

See accompanying notes to condensed combined consolidated financial statements.

TerraForm Power (Predecessor)

Condensed Combined Consolidated Statement of Equity

(Unaudited)

In thousands	Net Parent Investment	Noncontrolling Interests	Total Equity
Balance at January 1, 2014	$2,674	$12,778	$15,452

Net loss	(720)	(361)	(1,081)
Contributions from parent and affiliates—cash	52,384	—	52,384
Distributions to parent and affiliates—cash	(16,855)	—	(16,855)
Contributions from non-controlling interests	—	545	545

Balance at March 31, 2014	$37,483	$12,962	$50,445

See accompanying notes to condensed combined consolidated financial statements.

TerraForm Power (Predecessor)

Notes to Condensed Combined Consolidated Financial Statements

(Amounts in thousands)

(Unaudited)

1. NATURE OF OPERATIONS

The accompanying unaudited condensed combined consolidated financial statements of TerraForm Power (“TerraForm”, the “Predecessor” or the “Company”) have been prepared in connection with the proposed initial public offering of Class A common stock of TerraForm Power, Inc. (“Offering”). TerraForm Power, Inc. was formed under the name SunEdison Yieldco, Inc. on January 15, 2014 as a wholly owned subsidiary of SunEdison, Inc. (“Parent”). The name change from SunEdison Yieldco, Inc. to TerraForm Power, Inc. became effective on May 22, 2014, and the Company remains wholly owned by the Parent at March 31, 2014. TerraForm represents the assets that TerraForm Power, Inc. intends to acquire from the Parent concurrently with the closing of the Offering, and therefore, the unaudited condensed combined consolidated financial statements of TerraForm are viewed as the Predecessor of TerraForm Power, Inc. The assets to be acquired include solar energy generation systems and the long-term contractual arrangements to sell the solar energy generated to third parties.

Basis of Presentation

The accompanying condensed combined consolidated financial statements of TerraForm Power, in our opinion, include all adjustments (consisting of normal, recurring items) necessary to present fairly our financial position and results of operations and cash flows for the periods presented. TerraForm Power has presented the condensed combined consolidated financial statements in accordance with U.S. generally accepted accounting principles (“GAAP”) for interim financial information. Accordingly, they do not include all the information and disclosures required by GAAP for complete financial statements. These condensed combined consolidated financial statements should be read in conjunction with TerraForm Power’s audited financial statements and notes thereto as of December 31, 2013 and 2012 and for the years ended December 31, 2013 and 2012. Operating results for the three months ended March 31, 2014 are not necessarily indicative of the results that may be expected for the year ending December 31, 2014.

For further information, including the Company’s significant accounting policies, refer to the audited financial statements and the notes thereto as of December 31, 2013 and 2012 and for the years ended December 31, 2013 and 2012, included in our registration statement on Form S-1. There have been no significant changes to our accounting policies since December 31, 2013.

TerraForm currently operates as part of the Parent. The condensed combined consolidated financial statements were prepared using the Parent’s historical basis of assets and liabilities, and include all revenues, expenses, assets, and liabilities attributed to the assets to be acquired. The historical condensed combined consolidated financial statements also include allocations of certain corporate expenses of the Parent. Management believes the assumptions and methodology underlying the allocation of the Parent’s corporate expenses reasonably reflects all of the costs of doing business of the Predecessor. However, such expenses may not be indicative of the actual level of expense that would have been incurred by the Predecessor if it had operated as an independent, publicly traded company during the periods prior to the Offering or of the costs expected to be incurred in the future.

Changes in the net parent investment account resulting from Parent contributions of assets and liabilities have been considered non-cash financing activities for purposes of the condensed combined consolidated statements of cash flows.

These condensed combined consolidated financial statements and related notes to the condensed combined consolidated financial statements are presented on a consistent basis for all periods presented. All significant intercompany transactions and balances have been eliminated in the condensed combined consolidated financial statements.

Earnings Per Share

During the periods presented, TerraForm was wholly owned by the Parent and accordingly, no earnings per share has been calculated.

Derivative Financial Instruments

All derivative instruments are recorded on the consolidated balance sheet at fair value. Derivatives not designated as accounting hedges are reported directly in earnings along with offsetting transaction gains and losses on the items being hedged. TerraForm held no derivatives designated as accounting hedges during the three months ended March 31, 2014 and 2013.

Use of Estimates

In preparing our condensed combined consolidated financial statements, we use estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements. Such estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results may differ from estimates under different assumptions or conditions.

2. PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

In thousands	As of March 31, 2014	As of December 31, 2013
Solar energy systems	$424,144	$163,698
Construction in progress—solar energy systems	149,278	228,749
Capitalized leases—solar energy systems	29,931	29,170

Property and equipment, gross	603,353	421,617
Less accumulated depreciation—solar energy systems	(12,662)	(9,956)
Less accumulated depreciation—capitalized leases—solar energy systems	(4,659)	(4,305)

Property and equipment, net	$586,032	$407,356

Depreciation expense was $3,062 and $1,019 for the three months ended March 31, 2014 and 2013, respectively, and includes depreciation expense for capital leases of $270 for the three months ended March 31, 2014 and 2013.

The cost of constructing facilities, equipment and solar energy systems includes interest costs and amortization of deferred financing costs incurred during the asset’s construction period. These costs totaled $2,110 for the three months ended March 31, 2014, and no amounts were capitalized during the three months ended March 31, 2013.

3. ACQUISITIONS

The initial accounting for acquisitions is not complete because the evaluation necessary to assess the fair values of assets acquired and liabilities assumed is still in process. The provisional amounts are subject to revision to the extent additional information is obtained about the facts and circumstances that existed as of the acquisition dates.

Nellis

On March 28, 2014, the Company acquired 100% of the controlling investor member interests in MMA NAFB Power, LLC (“Nellis”), which owns a 14.1 MW solar energy generation system located on Nellis Air Force Base in Clark County, Nevada. A wholly owned subsidiary of our Parent holds the noncontrolling interest in Nellis. The purchase price for this acquisition was $12,463, net of acquired cash.

CalRenew-1

On April 30, 2014, the Company signed a unit purchase agreement to acquire 100% of the issued and outstanding membership interests of CalRenew-1, LLC (“CR-1”), which owns a 6.3 MW solar energy generation system located in Mendota, California. The purchase price for this acquisition was $14,195, net of acquired cash.

Atwell Island

On May 16, 2014, the Company signed a membership interest purchase agreement to acquire all of the membership interests in SPS Atwell Island, LLC (“Atwell Island”), a 23.5 MW solar energy generation system located in Tulare County, California. The purchase price for this acquisition was $67,224, net of acquired cash.

MA Operating

On May 22, 2014, the Company signed four asset purchase agreements to acquire four operating solar energy systems located in Massachusetts that achieved commercial operations during 2013. The total capacity for these projects is 12.2 MW. The purchase price for this acquisition is expected to be $39,500.

Stonehenge Operating Projects

On May 21, 2014, the Company signed three purchase agreements to acquire 100% of the issued share capital of three operating solar energy systems located in the United Kingdom from ib Vogt GmbH. These acquisitions are collectively referred to as Stonehenge Operating Projects. The Stonehenge Operating Projects consists of Sunsave 6 (Manston) Limited, Boyton Solar Park Limited and KS SPV 24 Limited. The total combined capacity for the Stonehenge Operating Projects is 23.6 MW. The purchase price for the Stonehenge Operating Projects was $23,455, net of acquired cash.

Summit Solar Projects

On May 22, 2014, the Company signed a purchase and sale agreement to acquire the equity interests in 23 solar energy systems located in the U.S. from Nautilus Solar PV Holdings, Inc. These 23 systems have a combined capacity of 19.9 MW. In addition, an affiliate of the seller owns certain interests in seven operating solar energy systems in Canada with a total capacity of 3.8 MW. In conjunction with the signing of the purchase and sale agreement to acquire the U.S. equity interests, the Company signed an asset purchase agreement to purchase the right and title to all of the assets of the Canadian facilities. The total purchase price for these projects is expected to be $50,103, net of acquired cash.

The provisional estimated allocation of assets and liabilities, net of acquired cash, is as follows (in thousands):

Property and equipment	$192,515
Other assets	14,357
Intangible assets (PPA)	114,036

Total assets acquired	320,908

Debt	105,217
Accounts payable	3,840
Asset retirement obligations	4,912

Total liabilities assumed	113,969

Purchase Price	$206,939

The following unaudited pro forma supplementary data gives effect to the acquisitions as if the transactions had occurred on January 1, 2013. The unaudited pro forma supplementary data is provided for informational purposes only and should not be construed to be indicative of the Company’s results of operations had the acquisitions been consummated on the date assumed or of the Company’s results of operations for any future date.

	Three months ended March 31, (unaudited)
	2014	2013
Operating revenues	$17,166	$5,300
Net loss	(556)	(785)

Acquisition costs related to the transactions above are de minimus and have not been adjusted for in the unaudited pro forma supplementary data.

4. VARIABLE INTEREST ENTITIES (“VIEs”)

We are the primary beneficiary of two VIEs in solar energy projects that we consolidated as of March 31, 2014. The carrying amounts and classification of our consolidated VIEs’ assets and liabilities included in our condensed combined consolidated balance sheet are as follows:

In thousands	As of March 31, 2014	As of December 31, 2013
Current assets	$3,486	$2,139
Noncurrent assets	92,874	27,076

Total assets	$96,360	$29,215

Current liabilities	$10,430	$6,129
Noncurrent liabilities	59,264	10,310

Total liabilities	$69,694	$16,439

All of the assets in the table above are restricted for settlement of the VIE obligations, and all of the liabilities in the table above can only be settled using VIE resources.

5. DEBT AND CAPITAL LEASE OBLIGATIONS

Debt consists of the following:

	As of March 31, 2014			As of December 31, 2013
In thousands	Total Principal	Current	Long- Term	Total Principal	Current	Long- Term
System construction and term debt	$419,734	$46,097	$373,637	$310,793	$33,683	$277,110
Bridge credit facility	250,000	2,500	247,500	—	—	—
Solar program loans	10,160	631	9,529	10,206	629	9,577
Capital lease obligations	29,172	1,833	27,339	29,171	773	28,398
Financing lease obligations	86,935	2,525	84,410	87,110	2,370	84,740

Total debt outstanding	$796,001	$53,586	$742,415	$437,280	$37,455	$399,825

With the exception of the Bridge Credit Facility, our solar energy systems for which we have long-term debt obligations are included in separate legal entities. We typically finance our solar energy projects through project entity specific debt secured by the project entity’s assets (mainly the solar energy system) with no recourse to the Company. Typically, these financing arrangements provide for a construction loan, which upon completion will be converted into a term loan.

System Construction and Term Debt

On March 28, 2014, the Company assumed a term loan facility in conjunction with the acquisition of Nellis. The term loan is due in 2027, bears interest at a rate of 6.69% per annum, and is secured by the acquired assets of Nellis.

On March 25, 2014 a Canadian project entity obtained a construction term loan in the amount of $13,893. The construction term loan matures in September 2015. Interest under the construction term loan facility has variable rate options based on Prime Rate Advances or CDOR (“Canadian Dealer Offered Rate”) Advances at the Company’s election. The interest rate payable under Prime Rate Advances will be the sum of the Prime Rate in effect on such day plus 1.00% and an applicable margin of 2.00%. The interest rate payable under CDOR Advances will be based on the published CDOR rate plus an applicable margin of 2.00%.

On March 31, 2014, a project entity in the United Kingdom obtained a construction term loan in the amount of $35,979. The construction term loan matures in September 2015. Interest under the construction term loan is based on the London Interbank Offered Rate (“LIBOR”) plus an applicable margin of 2.50%.

Term bonds consist of five fixed rate bonds maturing between January 2016 and April 2032 with fixed interest rates that range between 5.00% and 7.50%. Additionally, a portion of the total outstanding system and construction term debt also relates to variable rate debt with interest rates that are tied to the three-month London Interbank Offered Rate plus an applicable margin of 2.50%. The term debt agreements contain certain representations, covenants and warranties of the borrower including limitations on business activities, guarantees, environmental issues, project maintenance standards, and a minimum debt service coverage ratio requirement.

In August 2013, a Chilean legal entity received $212,500 in non-recourse debt financing from the Overseas Private Investment Corporation (“OPIC”), the U.S. Governments development finance institution, and International Finance Corporation (“IFC”), a member of the World Bank Group. In addition to the debt financing provided by OPIC and IFC, the project entity received a Chilean peso

VAT credit facility from Rabobank. Under the VAT credit facility the project entity may borrow funds to pay for value added tax payments due from the project. The VAT credit facility has a variable interest rate that is tied to the Chilean Interbank Rate plus 1.40% and will mature in September 2014. As of March 31, 2014, the outstanding balance under the Chilean peso denominated VAT credit facility was $41,343.

In March 2013, a project entity entered into a financing agreement with a group of lenders for a $44,400 development loan that matures on March 31, 2016. Under the terms of this financing agreement, interest accrues from the date of borrowing until the maturity date at a rate of 18% per annum and is paid in kind (“PIK”) at each PIK interest date. On March 28, 2014, the project entity entered into an agreement for a construction loan facility for an amount up to $120,000. The construction loan facility has a term ending in January 2015. Interest under the construction loan facility has variable interest rate options based on Base Rate Loans or LIBOR loans at the Company’s election. The interest rate payable under Base Rate Loans will be based upon an adjusted base rate (equal to the greater of (a) the Base Rate (Prime Rate) in effect on such day, (b) the Federal Funds Effective Rate in effect on such day plus 0.50% and (c) the LIBOR rate plus 1.00%. The interest rate payable under LIBOR Loans will be based upon the published LIBOR rate plus 3.75% applicable margin. There were no amounts outstanding on the construction loan facility as of March 31, 2014.

Bridge Credit Facility

On March 28, 2014, SunEdison Yieldco, LLC (renamed TerraForm Power, LLC) entered into a credit and guaranty agreement with Goldman Sachs Bank USA as administrative agent, (the “Bridge Credit Facility”). The Bridge Credit Facility originally provided for a senior secured term loan facility in an aggregate principal amount of $250,000. On May 15, 2014, the Bridge Credit Facility was amended to increase the aggregate principal amount to $400,000. The Bridge Credit Facility has a term ending in September 2015. The purpose of the Bridge Credit Facility is to fund the acquisition of projects from third party developers as well as projects developed by the parent.

Our obligations under the Bridge Credit Facility were guaranteed by certain of our domestic subsidiaries. Our obligations and the guaranty obligations of our subsidiaries were secured by first priority liens on and security interests in substantially all present and future assets of the Company and the subsidiary guarantors.

Interest under the Bridge Credit Facility has variable interest rate options based on Base Rate Loans or Eurodollar loans at the Company’s election. The interest rate payable under Base Rate Loans will be based upon an adjusted base rate (equal to the greater of (a) the Base Rate (Prime Rate) in effect on such day, (b) the Federal Funds Effective Rate in effect on such day plus 0.50% and (c) the Eurodollar Rate for a Eurodollar Loan with a one month interest period plus the difference between the applicable margin for Eurodollar Rate Loans and the applicable margin for Base Rate Loans. The interest rate payable under Eurodollar Loans will be based upon the published LIBOR rate; plus 6.0% applicable margin.

Solar Program Loans

The solar program loans consist of nineteen loans maturing between September 2024 and October 2026. The fixed interest rates range between 11.11% and 11.31%. We currently repay principal and interest due under loans with Solar Renewable Energy Credits (SRECs) generated by the underlying solar energy systems at the greater of the floor price, as stated in the loan agreements, or market value. The lender performs an annual and biennial calculation to ensure that the SRECs have covered 90% of the payments per the original amortization schedule annually and 100% of the payments biennially. The loan agreements convey customary covenants related to business operations, maintenance of the projects, insurance coverage, and a debt service calculation requirement.

Capital Lease Obligations

The Company is party to a lease agreement that provided for the sale and simultaneous Capital lease of a single solar energy system. Generally, this Capital lease classification occurs when the term of the lease is greater than 75% of the estimated economic life of the solar energy system and the transaction is not subject to real estate accounting. As of March 31, 2014, the remaining lease term is approximately fourteen years.

Financing Lease Obligations

In certain transactions we account for the proceeds of sale leasebacks as financings, which are typically secured by the solar energy system asset and its future cash flows from energy sales, and without recourse to us under the terms of the arrangement. The balance outstanding for sale leaseback transactions accounted for as financings as of March 31, 2014 is $86,935. The sale leasebacks accounted for as financings mature between 2025 and 2032 and are collateralized by the related solar energy system assets with a carrying amount of $69,095.

6. DERIVATIVES

As of March 31, 2014, we are party to four interest rate swap instruments that are accounted for as economic hedges. These instruments are used to hedge floating rate debt and are not accounted for as cash flow hedges. Under the interest rate swap agreements, we pay the fixed rate and the financial institution counterparties to the agreements pay us a floating interest rate. The amount recorded in the condensed combined consolidated balance sheet of $570 is included in accounts payable and other current liabilities, and represents the estimated fair value of the net amount that we would settle on March 31, 2014, if the agreements were transferred to other third parties or canceled by us. Because these hedges are deemed economic hedges and not accounted for under hedge accounting, the changes in fair value are recorded to interest expense (income) within the condensed combined consolidated statement of operations. Interest expense related to the interest rate swaps was $570 for the three months ended March 31, 2014, with no corresponding expense for the period ended March 31, 2013.

7. INCOME TAXES

Income tax balances are determined and reported herein under the “separate return” method. Use of the separate return method may result in differences when the sum of the amounts allocated to TerraForm’s carve-out tax provisions are compared with amounts presented in the Parent’s consolidated financial statements. In that event, the related deferred tax assets and liabilities could be significantly different from those presented herein. Furthermore, certain tax attributes (for example, net operating loss carryforwards) that were reflected in the Parent’s consolidated financial statements may or may not be available to reduce future taxable income when TerraForm is separated from the Parent.

We record income tax expense (benefit) each quarter using our best estimate of our full year’s effective tax rate. We regularly review our deferred tax assets for realizability, taking into consideration all available evidence, both positive and negative, including cumulative losses, projected future pre-tax and taxable income (losses), the expected timing of the reversals of existing temporary differences and the expected impact of tax planning strategies. Our total deferred tax liabilities, net of deferred tax assets, as of March 31, 2014 and December 31, 2013, were $6,021 and $6,472, respectively.

We are subject to income taxes in the United States and multiple foreign jurisdictions and are subject to income tax audits in these jurisdictions. We believe that our tax return positions are fully supported, but tax authorities may challenge certain positions. The Company has no tax uncertainties for which an accrual is necessary.

8. COMMITMENTS AND CONTINGENCIES

From time to time, we are notified of possible claims or assessments arising in the normal course of business operations. Management continually evaluates such matters with legal counsel and believes that, although the ultimate outcome is not presently determinable, these matters will not result in a material adverse impact on our financial position or operations.

9. RELATED PARTIES

Corporate Allocations

Amounts were allocated from our Parent for general corporate overhead costs attributable to the operations of the Predecessor. These amounts were $1,590 and $1,075 for the three months ended March 31, 2014 and 2013, respectively. The general corporate overhead expenses incurred by the Parent include costs from certain corporate and shared services functions provided by the Parent. The amounts reflected include (i) charges that were incurred by the Parent that were specifically identified as being attributable to the Predecessor and (ii) an allocation of applicable remaining general corporate overhead costs based on the proportional level of effort attributable to the operation of TerraForm’s solar energy systems. These costs include legal, accounting, tax, treasury, information technology, insurance, employee benefit costs, communications, human resources, and procurement. Corporate costs that were specifically identifiable to a particular operation of the Parent have been allocated to that operation, including the Predecessor. Where specific identification of charges to a particular operation of the Parent was not practicable, an allocation was applied to all remaining general corporate overhead costs. The allocation methodology for all remaining corporate overhead costs is based on management’s estimate of the proportional level of effort devoted by corporate resources that is attributable to each of TerraForm’s operations. The cost allocations have been determined on a basis considered to be a reasonable reflection of all costs of doing business by the Predecessor. The amounts that would have been or will be incurred on a stand-alone basis could differ from the amounts allocated due to economies of scale, management judgment, or other factors.

Incentive Revenue

Certain SRECs are sold to our parent under contractual arrangements at fixed prices. Revenue from the sale of SRECs to affiliates was $139 and $120 during the three months ended March 31, 2014 and 2013, respectively.

Operations and Maintenance

Operations and maintenance services are provided to TerraForm by affiliates of the Parent pursuant to contractual agreements. Costs incurred for these services were $352 and $243 for the three months ended March 31, 2014 and 2013, respectively, and were reported as cost of operations in the condensed combined consolidated statements of operations.

Parent and Affiliates

Certain of our expenses are paid by affiliates of the Parent and are reimbursed by the Company to the same, or other affiliates of the Parent. As of March 31, 2014 and December 31, 2013, the Company owed its Parent and affiliates $117,516 and $82,051, respectively.

MMA NAFB Power, LLC and Subsidiary

Consolidated Balance Sheets

	March 31, 2014 (Unaudited)	December 31, 2013
Assets
CURRENT ASSETS
Restricted cash (Note 2)	$1,749,218	$1,948,840
Accounts receivable (Note 4)	759,233	520,316
Prepaid asset management fees and expenses	52,177	20,082

Total current assets	2,560,628	2,489,238
RESTRICTED CASH (Note 2)	3,068,685	3,219,201
PROPERTY AND EQUIPMENT—NET (Note 5)	97,583,894	98,613,326
DEFERRED FINANCING COSTS—NET (Note 2)	755,466	769,291

TOTAL	$103,968,673	$105,091,056

Liabilities and Members’ Equity
CURRENT LIABILITIES
Accounts payable and accrued liabilities	$39,000	$1,910
Interest payable	736,472	740,239
Due to members (Note 3)	—	644,649
Current portion of long-term debt (Note 7)	2,043,880	2,011,347

Total current liabilities	2,819,352	3,398,145
ASSET RETIREMENT OBLIGATION (Note 8)	1,933,573	1,901,591
LONG-TERM DEBT (Note 7)	41,990,341	42,248,078

Total liabilities	46,743,266	47,547,814
Commitments and contingencies
MEMBERS’ EQUITY	57,225,407	57,543,242

TOTAL	$103,968,673	$105,091,056

See Notes to Unaudited Consolidated Financial Statements.

MMA NAFB Power, LLC and Subsidiary

Consolidated Statements of Operations

(Unaudited)

	For the three months ended March 31,
	2014	2013
Revenues
Solar electricity sales (Note 2)	$154,137	$162,126
Renewable energy credits (Note 2)	1,524,038	1,669,315

Total revenues	1,678,175	1,831,441

Operating expenses
Taxes, licenses and fees	20,543	23,870
Insurance expenses	25,920	20,422
Professional fees	39,000	521
Asset management fees (Note 3)	20,384	20,082
Bank fees	3,750	4,243
Depreciation (Note 5)	1,029,432	1,029,431
Accretion expense (Note 8)	31,982	29,918
Repairs and maintenance	74,790	55,595

Total operating expenses	1,245,801	1,184,082

Income from operations	432,374	647,359

Other (income) expenses
Interest income	(88)	(110)
Interest expense	736,472	768,503
Amortization of deferred financing costs (Note 2)	13,825	13,823

Total other (income) expenses	750,209	782,216

Net loss	$(317,835)	$(134,857)

See Notes to Unaudited Consolidated Financial Statements.

MMA NAFB Power, LLC and Subsidiary

Consolidated Statements of Cash Flows

(Unaudited)

	For the three months ended March 31,
	2014	2013
Operating activities
Net loss	$(317,835)	$(134,857)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	1,043,257	1,043,254
Accretion expense	31,982	29,918
Changes in operating assets and liabilities:
Increase in accounts receivable	(238,917)	(309,522)
Increase in prepaid asset management fees and expenses	(32,095)	(15,483)
Increase (decrease) in accounts payable and accrued liabilities	37,090	(56,193)
Decrease in interest payable	(3,767)	(3,257)

Net cash provided by operating activities	519,715	553,860

Investing activities
Decrease in restricted cash	350,138	41,469

Net cash provided by investing activities	350,138	41,469

Financing activities
Distribution to members	(644,649)	(400,606)
Repayments of long-term debt	(225,204)	(194,723)

Net cash used in financing activities	(869,853)	(595,329)

Change in cash and cash equivalents	—	—
Cash and cash equivalents—beginning of period	—	—

Cash and cash equivalents—end of period	$—	$—

Supplementary disclosure of cash flow activities
Cash paid during the period for interest	$740,239	$771,760

Distributions due to members	$—	$394,989

See Notes to Unaudited Consolidated Financial Statements.

MMA NAFB Power, LLC and Subsidiary

Notes to Consolidated Financial Statements

(Unaudited)

Note 1—Organization

MMA NAFB Power, LLC (the “Fund”), a Delaware limited liability company, was formed on February 20, 2007. The purpose of the Fund is to invest in a single Project Company, Solar Star NAFB, LLC (“Solar Star”) which built, owns and operates a 14-megawatt solar electric facility (“SEF”) located on the property of Nellis Air Force Base (“Nellis”), Nevada, and placed in service during 2007.

The Fund consists of 50 Class A Investor Member Interests and 50 Class B Managing Member Interests (collectively, the “Members”) as defined within the Amended and Restated Limited Liability Company Operating Agreement (the “LLC Agreement”). Citicorp North America, Inc., Allstate Life Insurance Company and Allstate Insurance Company (collectively the “Investor Members”) purchased the Class A Investor Member Interests, with MMA Solar Fund IV GP, Inc., a wholly-owned subsidiary of SunEdison, Inc., (the “Managing Member” or “SunEd”) owning the Class B Managing Member Interests. On March 28, 2014, all of the Class A Investor Member Interests of the Fund were acquired by the Managing Member for a purchase price of $14,211,392.

Distributions of income, gains, and losses will be allocated 99.99% to the Class A Investor Member Interests and 0.01% to the Class B Managing Member Interests. Cash distributions will be allocated 95% to the Class A Investor Member Interests and 5% to the Class B Managing Member Interests each quarter. In the event the distributable cash exceeds the projected amount in the final base cash forecast for each quarter, the excess distributable cash shall be allocated 70% to the Class A Investor Member Interests and 30% to the Class B Managing Member Interests. The Fund will continue in operation until the earlier of February 20, 2057, or at the dissolution and termination of the Fund in accordance with the provisions of the LLC Agreement.

Note 2—Summary of significant accounting policies

Unaudited interim financial information

The consolidated financial statements as of March 31, 2014 and for the three months ended March 31, 2014 and 2013 included herein have been prepared by the Fund without audit, pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”). Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. However, the Company believes that the disclosures contained herein comply with the requirements of the Securities Exchange Act of 1934, as amended, and are adequate to make the information presented not misleading. The financial statements included herein reflect all adjustments (consisting of normal recurring adjustments) which are, in the opinion of management, necessary for a fair presentation of the financial position, results of operations and cash flows for the interim periods presented. The results of operations for the three months ended March 31, 2014 and 2013 are not necessarily indicative of the results to be anticipated for the entire year ending December 31, 2014. All references to March 31, 2014 or to the three months ended March 31, 2014 and 2013 in the notes to these consolidated financial statements are unaudited.

Basis of presentation

The accompanying consolidated financial statements include the accounts of the Fund and Solar Star. All inter-company accounts, transactions, profits and losses have been eliminated upon consolidation.

Use of estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the balance sheet date, and reported amounts of revenues and expenses for the period presented. Actual results could differ from these estimates. The Fund’s significant accounting judgments and estimates include the depreciable lives of property and equipment, the assumptions used in the impairment of long-lived assets, the assumptions used in the calculation of the contractor guarantees, and the amortization of deferred financing costs.

Concentration of credit risk

The Fund maintains its restricted cash balances in bank deposit accounts, which at times, may exceed federally insured limits. The Fund has not experienced any losses in such accounts. The Fund believes it is not exposed to any significant credit risk on its restricted cash accounts.

Solar Star has only two customers: (i) Nellis for sales of electric output, and (ii) Nevada Power for sales of Renewable Energy Credits or Certificates (“RECs”). The Fund believes it is not exposed to any significant credit risk on its accounts receivable from these two customers.

Restricted cash

Restricted cash consists of cash used as collateral for a letter of credit issued to Nevada Power and cash held on deposit in a financial institution that is restricted for use in the day-to-day operations of Solar Star, for payments of principal and interest on the long-term debt, and for distributions to the Fund’s members. Distributions to the Fund’s members are based upon the excess amount of cash available after the payments described above, less cash restricted for the Fund’s debt reserve. Restricted cash includes amounts from the sale of solar power and RECs. A portion of restricted cash classified as long-term represents the minimum debt reserve required to be held by Solar Star (see Note 7).

The short-term restricted cash balance at March 31, 2014 and December 31, 2013 is $1,749,218 and $1,948,840, respectively. The long-term restricted cash balance at March 31, 2014 and 2013 is $3,068,685 and $3,219,201, respectively.

Accounts receivable

Accounts receivable represents amounts due from customers under revenue agreements. The Fund evaluates the collectability of its accounts receivable taking into consideration such factors as the aging of a customer’s account, credit worthiness and historical trends. As of March 31, 2014 and December 31, 2013, the Fund considers accounts receivable to be fully collectible.

Property and equipment

Property and equipment includes the amounts related to the construction of the SEF and are stated at cost, less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the related assets, which were determined by the Fund to be 30 years.

Impairment of long-lived assets

The Fund regularly monitors the carrying value of property and equipment and tests for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where the undiscounted expected future cash flow is less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The Fund determines fair value generally by using a discounted cash flow model. The factors considered by the Fund in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment, no impairment existed at March 31, 2014 and December 31, 2013.

Deferred financing costs

Financing fees are amortized over the term of the loan using the straight-line method. Accounting principles generally accepted in the United States of America require that the effective yield method be used to amortize financing costs; however, the effect of using the straight-line method is not materially different from the results that would have been obtained under the effective yield method. Amortization expense for the three months ended March 31, 2014 and 2013 was $13,825 and $13,823, respectively.

Revenue recognition

Solar electricity sales

Solar Star has entered into a power purchase agreement (“PPA”) whereby the entire electric output of the SEF is sold to Nellis for a period of 20 years. Solar Star recognizes revenue from the sale of electricity in the period that the electricity is generated and delivered to Nellis.

Renewable energy credits

Various state governmental jurisdictions have incentives and subsidies in the form of Environmental Attributes or RECs whereby each megawatt hour of energy produced by a renewable energy source, such as solar photovoltaic modules, equals one REC.

Similar to the PPA, Solar Star has entered into an agreement to sell all RECs generated by this facility for a period of 20 years to Nevada Power. Solar Star has determined that the REC agreement is a performance-based contract and the revenue will be recorded as the RECs are sold to Nevada Power.

Asset retirement obligation

The Fund’s asset retirement obligation relates to leased land upon which the SEF was constructed. The lease requires that, upon lease termination, the leased land be restored to an agreed-upon condition, effectively retiring the energy property. The Fund is required to record the present value of the estimated obligation when the SEF is placed in service. Upon initial recognition of the Fund’s asset retirement obligation, the carrying amount of the SEF was also increased. The asset retirement obligation will be accreted to its future value over a period of 20 years, while the amount capitalized at the commercial operation date will be depreciated over its estimated useful life of 30 years. For the three months ended March 31, 2014 and 2013, accretion expense was $31,982 and $29,918, respectively.

Income taxes

The Fund is not a taxable entity for U.S. Federal income tax purposes or for the State of Nevada where it operates. Taxes on the Fund’s operations are borne by its members through the allocation of taxable income or losses. Income tax returns filed by the Company are subject to examination by the Internal Revenue Service for a period of three years. While no income tax returns are currently being examined by the Internal Revenue Service, tax years since 2010 remain open.

Fair value of financial instruments

The Fund maintains various financial instruments recorded at cost in the March 31, 2014 and December 31, 2013 consolidated balance sheets that are not required to be recorded at fair value. For these instruments, the Fund used the following methods and assumptions to estimate the fair value:

•	Restricted cash, accounts receivable, prepaid asset management fees and expenses, current portion of long-term debt, due to members and accounts payable and accrued liabilities cost approximates fair value because of the short-maturity period; and

•	Long-term debt fair value is based on the amount of future cash flows associated with each debt instrument discounted at the current borrowing rate for similar debt instruments of comparable terms. As of both March 31, 2014 and December 31, 2013, the fair value of the Fund’s long-term debt with unrelated parties is approximately 8% greater than its carrying value.

Subsequent events

The Company evaluated subsequent events through May 23, 2014, the date these unaudited consolidated financial statements were available to be issued. The Company determined that there were no subsequent events that required recognition or disclosure in these unaudited consolidated financial statements.

Note 3—Related-party transactions

Guarantees/indemnifications

The REC agreement required that the Fund maintain a letter of credit or a cash deposit of $1,500,000 which could be drawn on by Nevada Power if Solar Star does not produce the minimum amount of RECs per the agreement. The required amount is reduced by $150,000 on each anniversary of the REC agreement over the 10-year life of the letter of credit. The outstanding balance on the letter of credit was $600,000 as of both March 31, 2014 and December 31, 2013. Cash collateral for securing the letter of credit provided by the Fund as of March 31, 2014 and December 31, 2013 was $600,000 and is included in restricted cash in the accompanying consolidated balance sheets.

Asset management fees

The Managing Member manages the day-to-day operations of the Fund for an annual asset management fee. The asset management fee is adjusted annually for changes to the Consumer Price Index. The Fund incurred $20,384 and $20,082 in asset management fees during the three months ended March 31, 2014 and 2013, respectively. As of March 31, 2014 and December 31, 2013, $20,383 and $20,082 was prepaid to the Managing Member, respectively.

Due to members

As of March 31, 2014 and December 31, 2013, amounts due to the Fund’s members were as follows:

	2014	2013
Due to Managing Member	$—	$130,064
Due to Investor Members	—	514,585

Total	$—	$644,649

Amounts due to members include distributions of $644,649 related to the fourth quarter of 2013 that were paid during the first quarter of 2014.

Note 4—Accounts receivable

As of March 31, 2014 and December 31, 2013, accounts receivable consisted of the following:

	2014	2013
Renewable energy credits	$650,235	$432,902
Solar electricity	108,998	87,414

Total	$759,233	$520,316

Note 5—Property and equipment—net

As of March 31, 2014 and December 31, 2013, property and equipment at cost, less accumulated depreciation consisted of the following:

	2014	2013
Solar energy facility	$123,895,312	$123,895,312
Accumulated depreciation	(26,311,418)	(25,281,986)

Total net book value	$97,583,894	$98,613,326

Depreciation expense for the three months ended March 31, 2014 and 2013 was $1,029,432 and $1,029,431, respectively.

Note 6—Performance guaranty liability

The Fund entered into a five-year performance guaranty agreement with the contractor who constructed the SEF. The agreement commenced on January 1, 2008, and was intended to guarantee the performance of the SEF based on specified performance standards. If the aggregate amount of actual kilowatt-hours (“kWh”) generated was less than the aggregate expected amount, then the contractor shall pay the Fund an amount as defined within the agreement. If the aggregate of the actual kWh generated was at least 5% greater than the aggregate of the expected amount, then the Fund shall pay the contractor an amount equal to 50% of the over-performance based on a guaranteed energy price, as defined within the performance guaranty agreement. On August 28, 2013, the Fund entered into a Settlement Agreement and Mutual General Release with the contractor, whereby the Fund paid a total of $642,311 to the contractor, which included a $150,000 consideration to discharge all claims relating to payment or calculation of the over-performance amount.

Note 7—Debt

As of March 31, 2014 and December 31, 2013, long-term debt consisted of the following:

	2014	2013
Term loan paying interest at 6.69%, due in 2027, secured by SEF	$44,034,221	$44,259,425
Less current portion of long-term loan	(2,043,880)	(2,011,347)

Total long-term debt	$41,990,341	$42,248,078

The Fund’s future annual debt maturities as of March 31, 2014 are as follows:

2014 remaining	$1,786,143
2015	2,146,443
2016	2,290,535
2017	2,444,231
2018	2,724,196
Thereafter	32,642,673

$44,034,221

Note 8—Asset retirement obligation

The Fund’s asset retirement obligation relates to leased land upon which the Solar Energy Facility was built.

The following table reflects the changes in the asset retirement obligation for the three months ended March 31, 2014 and 2013:

	2014	2013
Beginning balance	$1,901,591	$1,778,867
Liabilities incurred	—	—
Liabilities settled during the year	—	—
Accretion expense	31,982	29,918

Ending balance	$1,933,573	$1,808,785

Note 9—Commitments

Lease agreements

The Fund leases the ground space at Nellis for 20 years under a long-term non-cancelable operating lease agreement. The lease expires on January 1, 2028, and does not provide for any renewal option. The total rent for the entire lease term is $10.

Renewable energy credit agreement

Solar Star entered into an agreement with Nevada Power to sell RECs generated from the facility for 20 years at a rate of $83.10 per 1,000 delivered RECs for the first year, and increasing by 1% annually.

The agreement requires Solar Star to deliver a minimum amount of RECs each contract year. If this requirement is not met and an arrangement for replacement of the RECs is not entered into, Solar Star is required to pay for the replacement costs of the RECs not delivered.

Note 10—Contingencies

From time to time, the Fund is notified of possible claims or assessments arising in the normal course of business operations. Management continually evaluates such matters with legal counsel and believes that, although the ultimate outcome is not presently determinable, these matters will not result in a material adverse impact on the Fund’s consolidated financial position or operations.

CALRENEW-1 LLC

BALANCE SHEETS

(UNAUDITED)

	March 31, 2014	December 31, 2013
CURRENT ASSETS
Cash and cash equivalents	$1,467,286	$1,157,231
Accounts receivable	179,084	140,860
Prepaid and other current assets	89,427	58,807

Total current assets	1,735,797	1,356,898

PROPERTY AND EQUIPMENT, net	16,503,836	16,636,832

OTHER ASSETS
Intercompany receivable	—	1,000
Other	225,437	327,234

Total other assets	225,437	328,234

Total assets	$18,465,070	$18,321,964

CURRENT LIABILITIES
Accounts payable	$69,182	$24,192
Accrued liabilities	4,853	3,772
Note payable	8,000	8,000
Note payable to related party	—	10,638,391
Accrued interest on note payable to related party	—	8,652,982

Total current liabilities	82,035	19,327,337

OTHER LIABILITIES
Asset retirement obligation	219,773	216,595

Total other liabilities	219,773	216,595

Total liabilities	301,808	19,543,932

COMMITMENTS AND CONTINGENCIES (NOTE 6)

EQUITY
Member’s equity	21,307,148	1,681,010
Retained deficit	(3,143,886)	(2,902,978)

Total equity (deficit)	18,163,262	(1,221,968)

Total liabilities and equity	$18,465,070	$18,321,964

See accompanying notes.

CALRENEW-1 LLC

STATEMENTS OF OPERATIONS

(UNAUDITED)

	Three Months Ended March 31,
	2014	2013
POWER SALES	$470,352	$489,810

OPERATING EXPENSES
Project operating expenses	99,858	60,115
Depreciation	132,996	132,690
Accretion	3,178	—

Total operating expenses	236,032	192,805

OPERATING INCOME	234,320	297,005

NON-OPERATING INCOME (EXPENSES)
Related party interest expense	(335,765)	(382,932)
Interest income	863	871
Financing costs	(138,493)	—
Interest expense	(1,833)	(200)

Total non-operating expenses	(475,228)	(382,261)

NET LOSS	$(240,908)	$(85,256)

See accompanying notes.

CALRENEW-1 LLC

STATEMENTS OF CHANGES IN MEMBER’S EQUITY

(UNAUDITED)

	Member’s Equity	Retained Deficit	Total
Balances, January 1, 2013	$1,681,010	$(3,174,540)	$(1,493,530)
Net loss	—	(85,256)	(85,256)

Balances, March 31, 2013	$1,681,010	$(3,259,796)	$(1,578,786)

Balances, January 1, 2014	$1,681,010	$(2,902,978)	$(1,221,968)
Net loss	—	(240,908)	(240,908)
Conversion of intercompany loan and related accrued interest	19,626,138	—	19,626,138

Balances, March 31, 2014	$21,307,148	$(3,143,886)	$18,163,262

See accompanying notes.

CALRENEW-1 LLC

STATEMENTS OF CASH FLOWS

(UNAUDITED)

	Three Months Ended March 31,
	2014	2013
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(240,908)	$(85,256)
Adjustment to reconcile net income to net cash from operating activities:
Interest expense on related party note payable	335,765	382,932
Write off of financing costs	138,493	—
Depreciation	132,996	132,996
Accretion	3,178	—
Amortization	1,692	1,692
Changes in:
Accounts receivable	(38,224)	(83,091)
Prepaid assets	(30,620)	(31,479)
Accounts payable	44,990	6,185
Accrued liabilities	1,081	(7,116)

Net cash from operating activities	348,443	316,863

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	—	(306)
Payments on long-term receivables	11,844	—

Net cash from investing activities	11,844	(306)

CASH FLOWS FROM FINANCING ACTIVITIES
Payments on related party note payable	—	(999,979)
Financing costs	(50,232)	—

Net cash from financing activities	(50,232)	(999,979)

NET INCREASE IN CASH AND CASH EQUIVALENTS	310,055	(683,422)
CASH AND CASH EQUIVALENTS, beginning of year	1,157,231	1,076,335

CASH AND CASH EQUIVALENTS, end of year	$1,467,286	$392,913

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during the period for interest	$1,500	$—

NON-CASH INVESTING AND FINANCING ACTIVITIES
Conversion of intercompany loan and related accrued interest to equity	$19,626,138	$—

See accompanying notes.

CALRENEW-1 LLC

NOTES TO FINANCIAL STATEMENTS

(UNAUDITED)

Note 1—Summary of Significant Accounting Policies

Nature of business—CalRENEW-1 LLC (the Company or CR-1) was established on April 7, 2007, as a limited liability company under the Delaware Limited Liability Company Act. The Company owns and operates a 5 megawatt (MW) photovoltaic (PV) solar facility located in Mendota, California. CR-1 sells the electricity to Pacific Gas & Electric Company (PG&E) under a 20-year power purchase and sales agreement, which terminates on April 30, 2030. CR-1 was wholly owned by Meridian Energy USA, Inc. (MEUSA). In August 2009, MEL Solar Holdings Limited (MSHL), a New Zealand limited liability company, purchased 100% of the stock of MEUSA. MSHL is a wholly-owned subsidiary of Meridian Energy Limited, a New Zealand limited liability company and a mixed ownership model company under the Public Finance Act of 1989. On May 15, 2014, the Company was purchased from MEUSA by an affiliate of SunEdison, Inc, as described in Note 7.

Basis of presentation—The unaudited financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information. They do not include all information and footnotes necessary for a fair presentation of the Company’s financial position and the results of operations and cash flows in conformity with U.S. GAAP for complete financial statements. These financial statements should be read in conjunction with the Company’s financial statements and related notes as of December 31, 2013 and 2012, and for the years then ended. In the opinion of management, all adjustments (consisting of normal recurring adjustments and accruals) considered necessary for a fair presentation of the results of operations for the period presented have been included in the interim period. Operating results for the interim periods ended March 31, 2014 and 2013 presented herein are not necessarily indicative of the results that may be expected for the year ending December 31, 2014.

Use of estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to make estimates and assumptions affecting the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. The amounts estimated could differ from actual results.

Cash and cash equivalents—For purposes of the statement of cash flows, the Company defines cash equivalents as all highly liquid instruments purchased with an original maturity of three months or less. From time to time, certain bank accounts that are subject to limited FDIC coverage exceed their insured limits.

Accounts receivable—Accounts receivable are uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date. Customer account balances with invoices dated over 30 days are considered delinquent.

Trade accounts receivable are stated at the amount management expects to collect from balances outstanding at year-end. Management establishes an allowance for doubtful customer accounts through a review of historical losses, specific customer balances, and industry economic conditions. Customer accounts are charged off against the allowance for doubtful accounts when management determines that the likelihood of eventual collection is remote. At March 31, 2014 and December 31, 2013, management determined that no allowance for doubtful accounts was considered necessary.

Asset retirement obligations—Accounting standards require the recognition of an Asset Retirement Obligation (ARO), measured at estimated fair value, for legal obligations related to decommissioning and restoration costs associated with the retirement of tangible long-lived assets in the period in which the liability is incurred. The initial capitalized asset retirement costs are depreciated over the life of the related asset, with accretion of the ARO liability classified as an operating expense.

Revenue recognition—The Company recognizes revenue from power sales to PG&E based on the megawatt hours (MWh) provided to PG&E each month at the contracted rates, pursuant to the Power Purchase and Sale Agreement (the Agreement) between PG&E and the CalRENEW-1 LLC.

Concentrations of credit risk—The Company grants credit to PG&E during the normal course of business. The Company performs ongoing credit evaluations of PG&E’s financial condition and generally requires no collateral.

Depreciation lives and methods—Depreciation has been determined by use of the straight-line method over the estimated useful lives of the related assets ranging from 9 to 35 years.

The Company generally capitalizes assets with costs of $1,000 or more as purchases or construction outlays occur.

Income taxes—The Company is taxed as a partnership; accordingly, federal and state taxes related to its income are the responsibility of the members. The Company applies applicable authoritative accounting guidance related to the accounting for uncertain tax positions. The impact of uncertain tax positions would be recorded in the Company’s financial statements only after determining a more-likely-than-not probability that the uncertain tax positions would withstand challenge, if any, from taxing authorities. As facts and circumstances change, the Company would reassess these probabilities and would record any changes in the financial statements as appropriate. Under this guidance, the Company adopted a policy to record accrued interest and penalties associated with uncertain tax positions in income tax expense in the statement of income as necessary. As of March 31, 2014 and December 31, 2013, the Company recognized no accrued interest and penalties associated with uncertain tax positions.

Note 2—Property and Equipment

Property and equipment consists of the following:

	March 31, 2014	December 31, 2013
Land rights	$50,000	$50,000
Solar farm generation assets	18,464,054	18,464,054
Asset retirement obligation asset	209,631	209,631

Total	18,723,685	18,723,685
Less: accumulated depreciation	(2,219,849)	(2,086,853)

Property and equipment, net	$16,503,836	$16,636,832

Note 3—Other Assets

Other assets consist of the following:

	March 31, 2014	December 31, 2013
Prepaid interconnection costs	$199,175	$200,830
Capitalized financing costs	—	88,261
Network upgrade receivable	11,843	23,688
Security deposit	10,000	10,000
Prepaid metering fees	4,419	4,455

Total	$225,437	$327,234

Note 4—Notes Payable

Notes payable are summarized as follows:

	March 31, 2014	December 31, 2013
Note payable to River Ranch LLC, annual installments of $8,000, interest at 5%, matures November 2014, secured by Deed of Trust	$8,000	$8,000

Related party note payable to Meridian Energy USA, Inc., due on demand, interest at 12.8%, unsecured	$—	$10,638,391

On March 31, 2014 the Company converted the related party note payable and related accrued interest into equity due to the pending sales transaction discussed in Note 7.

Note 5—Asset Retirement Obligations

The Company completed an asset retirement obligation (ARO) calculation using a layered approach with the assumption that the assets will be in service through the year 2049. The useful life expectations used in the calculations of the ARO are based on the assumption that operations will continue without deviation from historical trends.

As of the balance sheet dates, the ARO capitalized asset and the offsetting ARO liability were established at present value. The ARO asset will be depreciated through 2049 on a straight line basis and the ARO liability will be accreted through 2049 using a discount rate and effective interest method.

The asset retirement obligation consists of the following:

	March 31, 2014	December 31, 2013
Liability at beginning of period	$216,595	$59,721
Accretion expense	3,178	3,584
Liabilities incurred	—	153,290

Liability at end of period	$219,773	$216,595

Note 6—Commitments, Contingencies and Concentrations

The Company may be involved from time to time in legal and arbitration proceedings arising in the ordinary course of business. Although the outcomes of legal proceedings are difficult to predict, none of these proceedings is expected to lead to material loss or expenditure in the context of the Company’s results.

The Company operates in the Western United States, particularly California. Should California decide to change the regulatory focus away from renewable energy, the impact could be substantial for the Company.

The Company sells 100% of the electrical output of the CR-1 solar facility to PG&E under a 20-year power purchase and sale agreement which terminates April 30, 2030. This contract is the sole source of the Company’s revenues until further solar projects are developed, constructed and brought into operations.

The Company is engaged in the operation of solar facilities to generate electricity for sale to utilities, municipalities and other customers. Development of such solar facilities is a capital intensive, multi-year effort which includes obtaining land or land rights, interconnection agreements, permits from local authorities, and long-term power sales contracts.

Note 7—Subsequent Events

Subsequent events are events or transactions that occur after the date of the balance sheet but before financial statements are available to be issued. The Company recognizes in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing the financial statements. The Company’s financial statements do not recognize subsequent events that provide evidence about conditions that did not exist at the date of the balance sheet, but arose after such date and before the financial statements are available to be issued. The Company has evaluated subsequent events through May 21, 2014, which is the date the financial statements were available to be issued.

On May 15, 2014 the Company was sold to an affiliate of SunEdison, Inc.

SPS ATWELL ISLAND, LLC

CONDENSED BALANCE SHEETS

(IN THOUSANDS, UNAUDITED)

	March 31, 2014	December 31, 2013
ASSETS
Current Assets:
Restricted cash	$1,867	$1,540
Prepaid expenses and other current assets	40	84

Total current assets	1,907	1,624
Property and Equipment, net	87,600	88,356
Other Assets	1,840	1,840

Total assets	$91,347	$91,820

LIABILITIES AND MEMBER’S EQUITY
Current Liabilities:
Accounts payable and accrued liabilities	$51	$4,453
Financing obligation	1,945	1,945

Total current liabilities	1,996	6,398
Financing Obligation	73,373	73,319
Commitments and Contingencies (Note 7)
Member’s Equity	15,978	12,103

Total liabilities and member’s equity	$91,347	$91,820

See accompanying notes.

SPS ATWELL ISLAND, LLC

CONDENSED STATEMENTS OF OPERATIONS

(IN THOUSANDS, UNAUDITED)

	Three Months Ended March 31,
	2014	2013
REVENUES
Revenue from sale of electricity	$864	$67

OPERATING EXPENSES
Cost of electricity sold	775	76
Other operating expenses	268	137

Total operating expenses	1,043	213

OPERATING LOSS	(179)	(146)

OTHER EXPENSE
Interest expense	(348)	(37)

Total other expense	(348)	(37)

NET LOSS	$(527)	$(183)

See accompanying notes.

SPS ATWELL ISLAND, LLC

CONDENSED STATEMENTS OF MEMBER’S EQUITY

(IN THOUSANDS, UNAUDITED)

TOTAL MEMBER’S EQUITY
MEMBER’S EQUITY, JANUARY 1, 2013	$23,863
Member distributions	(12,267)
Net loss	(183)

MEMBER’S EQUITY, MARCH 31, 2013	$11,413

MEMBER’S EQUITY, JANUARY 1, 2014	$12,103
Member contribution	4,402
Net loss	(527)

MEMBER’S EQUITY, MARCH 31, 2014	$15,978

See accompanying notes.

SPS ATWELL ISLAND, LLC

CONDENSED STATEMENTS OF CASH FLOWS

(IN THOUSANDS, UNAUDITED)

	Three Months Ended March 31,
	2014	2013
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(527)	$(183)
Adjustments:
Non-cash interest expense	54	—
Depreciation	756	76
Changes in assets and liabilities from operations:
Prepaid expenses	44	(387)
Other assets	—	127
Accounts payable and accrued liabilities	—	(1,896)

Net cash flow provided by (used in) operating activities	327	(2,263)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	—	(797)

Net cash flow (used in) investing activities	—	(797)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from construction loan	—	1,654
Repayment of construction loan	—	(67,714)
Proceeds from sale-leaseback transaction	—	90,055
Payments on financing obligation	—	(8,804)
Member contributions	4,402	—
Member distributions	—	(12,168)
Payment of indemnification accrual	(4,402)	—

Net cash flow provided by financing activities	—	3,023

NET CHANGE IN CASH AND CASH EQUIVALENTS	327	(37)

CASH AND CASH EQUIVALENTS
Beginning of period	1,540	104

End of period	$1,867	$67

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for interest	$294	$37

SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITY
Indemnification accrual recorded as discount on financing obligation	$—	$(4,402)

Reclassification of intangible asset to property and equipment	$—	$5,508

See accompanying notes.

SPS ATWELL ISLAND, LLC

NOTES TO CONDENSED FINANCIAL STATEMENTS

(IN THOUSANDS, UNAUDITED)

Note 1—Summary of Organization and Significant Accounting Policies

Organization—SPS Atwell Island, LLC (the “Company”) was a wholly-owned subsidiary of Samsung Green Repower, LLC (“SGR”), under Samsung C&T America, Inc. (the “Administrator”). The Company is organized as a limited liability company (LLC) formed to develop and operate a 23.5 megawatt (“MW”) solar photovoltaic facility (the “Solar Facility”) located in Tulare County, CA. On May 16, 2014, the Company was purchased from SGR by an affiliate of SunEdison, Inc., as described in Note 9.

The Solar Facility was in development throughout 2012 and into March 2013. On March 22, 2013, pursuant to a Participation Agreement dated June 28, 2012, the Solar Facility was sold to Atwell Solar Trust 2012 (“Trust/Lessor”) in a sale-leaseback transaction (the “Sale-Leaseback Transaction”) designed to transfer to the Trust/Lessor ownership of the Solar Facility, including certain related tax elements. Under the Sale-Leaseback Transaction, concurrently on March 22, 2013 and in accordance with the Participation Agreement, the Facility Site and Facility Lease Agreement (collectively, the “Facility Lease” and “Facility Lease Agreements”) were executed between Trust/Lessor and the Company.

Under the Facility Lease Agreements, the Company has the duty to operate the Solar Facility in exchange for contractual lease payments owed to the Trust/Lessor and the obligation to perform under a 25-year Power Purchase Agreement (“PPA”) with Pacific Gas and Electric Company (“PG&E”). As discussed in further detail herein, these financial statements present this Facility Lease as a financing event with the Company retaining the Solar Facility asset, recording a financing obligation, recording revenue as it is generated from energy sold to PG&E under the PPA, and recording payments under the Facility Lease as payments allocated between interest and principal. The 25-year term of the PPA commenced in March 2013.

Basis of presentation—The unaudited financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information. They do not include all information and footnotes necessary for a fair presentation of the Company’s financial position and the results of operations and cash flows in conformity with U.S. GAAP for complete financial statements. These financial statements should be read in conjunction with the Company’s financial statements and related notes as of December 31, 2013 and 2012, and for the years then ended. In the opinion of management, all adjustments (consisting of normal recurring adjustments and accruals) considered necessary for a fair presentation of the results of operations for the period presented have been included in the interim period. Operating results for the interim periods ended March 31, 2014 and 2013 presented herein are not necessarily indicative of the results that may be expected for the year ending December 31, 2014. The year 2013 was the first year during which the Company is considered an operating company and is no longer in the development stage.

Use of estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the balance sheet. Actual results could differ from those estimates.

Project administration agreement—A Project Administration Agreement (the “PAA”) is in place between the Company and the Administrator, which is an affiliate of the Company. The PAA provides for certain administrative services from Administrator to the Company. The PAA covers support services spanning both construction and operating phases of the Project such as bookkeeping, compliance reporting, administration of insurance, and the maintenance of corporate functions for the Company and Trust/Lessor.

Concentrations—The Company’s restricted cash balances are placed with high-credit-quality and federally-insured institutions. From time to time, the Company’s restricted cash balances with any one institution may exceed federally-insured limits or may be invested in a non-federally-insured money market account. The Company has not experienced any losses in such accounts and believes it is not exposed to significant credit risk as a result of its restricted cash investment policies.

The Company has a significant concentration of credit risk as the PPA and the related accounts receivable are with one utility, PG&E, in the state of California.

Restricted cash—Pursuant to the terms of the Amended and Restated Depository Agreement entered between the parties to the Facility Lease, all cash owned by the Company is held in restricted accounts that consist of amounts held in trust by a bank to support the Company’s operations and obligations.

Accounts receivable—Accounts receivable consist of amounts owed on revenues generated from operating the Solar Facility.

Property and equipment—At March 31, 2014, property and equipment consists of the Solar Facility. Prior to the commercial operation date in March 2013, the Solar Facility was recorded as construction in process. While construction was in process, the Company recorded all costs and expenses related to the development and construction of the facility, including interest cost but excluding administrative expenses, as part of the Solar Facility cost. Upon the commercial operation date in March 2013, the Solar Facility asset was placed in service and depreciation commenced using the straight-line method and a 30-year useful life.

Sale-leaseback transaction—The Sale-Leaseback Transaction was executed in March 2013. As the Solar Facility is considered integral property, and based on the continuing involvement provided in the Facility Lease agreements, the Company determined the transaction did not meet accounting qualifications for a sale and that the transaction should be recorded using the finance method. Under the finance method, the Company did not recognize any upfront profit because a sale was not recognized. Rather, the Solar Facility assets remained on the Company books and the full amount of the financing proceeds of $90,055 was recorded as a financing obligation (Note 5).

Indemnification liability—Based on the cash grant the Trust/Lessor received from Treasury, and in accordance with terms defined in Facility Lease agreements, as of March 31, 2013, the Company accrued an indemnification obligation to the Trust/Lessor of $4,402. The Company offset the indemnification liability as a discount on the financing obligation that will increase interest expense as it amortizes. The obligation was paid by the Company in early 2014.

Valuation of long-lived and intangibles—The Company evaluates the carrying value of long-lived assets for possible impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. In general, the Company would recognize an impairment loss when the sum of undiscounted expected cash flows from the asset is less than the carrying amount of such asset. No impairment was evidenced or recorded as of March 31, 2014 or 2013.

Asset retirement obligations—The Company has considered the terms and conditions of the various agreements under which it operates and has concluded that it does not have any legally imposed asset retirement obligation. The Facility Lease agreements require a decommissioning reserve of $60 and the Company designates a portion of restricted cash to fund this decommissioning reserve.

Operating leases—Rents payable under a site lease are charged to operations over the lease term based on the lease payment calculation, which is deemed a methodical and systematic basis.

Revenue recognition—The Company earns revenue from the sale of electricity under the 25-year PPA with PG&E. The Company is required to sell all energy and related energy attributes generated by the Solar Facility at specific rates as determined by the PPA. The Company recognizes revenue from the sale of electricity and related energy attributes when the electricity is generated and delivered. The PPA expires in March 2038.

Income taxes—The Company is a limited liability company for federal and state income tax purposes, and is disregarded from its member. The taxable income of the Company is generally included in the income tax returns of the holder of its member interest.

Note 2—Property and Equipment

At March 31, 2014 and December 31, 2013, property and equipment are stated at book value, less accumulated depreciation, and consist of the following:

	March 31, 2014	December 31, 2013
Solar facility	$90,621	$90,621
Construction-in-progress	—	—

Less accumulated depreciation	(3,021)	(2,265)

Total	$87,600	$88,356

Depreciation expense for the three month period ended March 31, 2014 and 2013 was $756 and $76, respectively.

Note 3—Solar Facility Rights

The Company was originally a joint venture between SGR and a 50 percent partner. In October 2011, SGR acquired the 50 percent interest and all related assets and rights for $6,000. The Company concluded this was an asset purchase and recorded a Solar Facility Rights intangible asset. In the October 2011 transaction, the Company obtained full interest in rights necessary for the development, financing, installation, construction, operation and ownership of a solar project, including the PPA, interconnection agreement, land lease rights and permits to develop the solar plant. The Solar Facility Rights were not amortized while the Solar Facility was under construction. Upon the March 2013 commercial operation date of the Solar Facility, the Solar Facility Rights asset was reclassified to the Solar Facility fixed asset.

Note 4—Construction Loan

In December 2011, the Company entered into a $74,520 construction loan to fund construction of the Solar Facility. The loan incurred interest at specific rates as determined by the loan agreement, was collateralized by all the Company’s assets, and was settled in full, with interest, in March 2013. The construction loan balance was $66,060 at December 31, 2012 and the amount paid off, including accrued interest, in March 2013 was $67,714. Interest accrued on this loan of $1,730 during the construction period, was capitalized as part of the construction-in-progress asset.

Note 5—Financing Obligation

As a result of the Sale-Leaseback Transaction (Note 1), the Company reported the transaction proceeds of $90,055 as a financing obligation relating to the Facility Lease. The payments on the financing obligation are allocated between interest and principal based on a rate determined by reference to the Company’s estimated incremental borrowing rate adjusted to eliminate substantially all negative amortization and to eliminate any estimated built-in gain or loss. As a result of the indemnification liability (Note 1), the Company subsequently recorded a discount on the financing obligation which will be amortized as interest expense. The net balance outstanding for the financing obligation as of March 31, 2014 was $75,318. The net balance outstanding for the financing obligation as of December 31, 2013 was $75,264.

The financing obligation is secured by the PPA and certain guarantees by SGR. The Facility Lease requires the Company to pay customary operating and repair expenses and to observe certain operating restrictions and covenants. The Facility Lease agreements contain renewal options at lease termination and purchase options at amounts approximating fair market value or termination value (greater of the two) as of dates specified in the those agreements.

Following is disclosure, as of March 31, 2014, of payment required on financing obligation over the next five years:

Years ending December 31:
2014	$3,256
2015	3,640
2016	3,653
2017	3,677
2018	3,597

For the three month periods ending March 31, 2014 and 2013, interest expense of $348 and $37, respectively, was recorded relating to the financing obligation.

Note 6—Member’s Equity

Refer to Note 9 for a subsequent event related to a change to the ownership of the Company.

Capitalized terms used in this footnote are used as defined in the Company’s LLC operating agreement (the “Operating Agreement”).

Structure—According to the Operating Agreement, as of March 31, 2014, SGR is the manager of the Company and also its sole member.

Taxable income and loss allocations—The Operating Agreement provides that each item of income, gain, loss, deduction, and credit of the Company will be allocated 100 percent to the member.

Member distributions—The Operating Agreement calls for distributable cash to be distributed to the member at the discretion of the manager.

Member liability—The member has no liability for the debts, obligations, or liabilities of the Company, whether arising in contract, tort, or otherwise solely by reason of being a member.

Note 7—Commitments and Contingencies

Real property agreements—The Solar Facility assets are located on property that the Company sub-leases from the Trust/Lessor, located in the County of Tulare, State of California. The original lease was between the Company and the Atwell Island Water District (“AIWD”). The lease was assigned to the Trust/Lessor at sale and subleased back to the Company simultaneously. The sublease term is co-terminus with the term of the Facility Lease. The Company pays $20 directly to AIWD each quarter for the land lease for the duration of its lease term.

As of March 31, 2014, future minimum rental payments are as follows:

Years ending December 31:
2014	$60
2015	80
2016	80
2017	80
2018	80
Thereafter	1,140

$1,520

Project administration agreement—The Company has entered into a project administration agreement (the “PAA”) with Administrator to provide administrative services relating to the day-to-day operations of the Company. The PAA is co-terminus with the term of the Facility Lease and establishes an annual base fee, due in equal installments on a monthly basis that was initially $300 and is subject to an annual escalator based on inflation. For the three month period ended March 31, 2014 and 2013, the Company incurred $75 and $0, respectively, of expense under the PAA.

Maintenance and service agreements—The Company has entered into an integrated service package contract with The Ryan Company, Inc. (“Provider”), which provides for certain maintenance, service, and administrative responsibilities for the Facility. For the three month period ending March 31, 2014 and 2013, the Company incurred fixed fees under this contract totaling $88 and $42, respectively. Under a Performance Ratio Guarantee, the Provider guarantees performance ratio at average rate of 74.36 percent for the agreement term of three years.

Interconnection Agreement—The Company has entered into an interconnection agreement with a utility and California Independent Operator (“CAISO”), Participating Transmission Owner that allows the Company to interconnect its generating facility with the utility’s transmission or distribution grid. The interconnection agreement has a term of 25 years and can be renewed for successive one-year periods after its expiration. The agreement can only be terminated after the Company ceases operation and has complied with all laws and regulations applicable to such termination. The Company’s long-term other assets balances at March 31, 2014 and 2013 consist of amounts contractually due to the Company from the utility as reimbursement for costs incurred relating to network upgrades on interconnection facilities.

Letters of credit—At March 31, 2014, the Company had the following letters of credit:

The Trust/Lessor issued a letter of credit totaling $6,000 benefiting the Company, as the Borrower, pursuant to the terms of the Participation Agreement. Issuance of this letter of credit is related to the performance under the PPA. The letter of credit expires on the 7th anniversary of the Sale and Leaseback closing date. The Borrower may request an extension of the LC during the one year prior to the expiration date.

Legal proceedings and claims—From time to time, the Company is subject to various legal proceedings and claims arising in the normal course of its business.

Note 8—Related-party Transactions and Balances

Activity under the PAA agreement described in Note 7 is a related-party activity. At March 31, 2014 and December 31, 2013, the Company had no payables to any of its affiliates.

Note 9—Subsequent Events

Subsequent events are events or transactions that occur after the balance sheet date but before financial statements are issued. The Company recognizes in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing the financial statements. The Company’s financial statements do not recognize subsequent events that provide evidence about conditions that did not exist at the date of the balance sheet but arose after the balance sheet date and before financial statements are issued.

The Company has evaluated subsequent events through May 16, 2014, which is the date the financial statements were available to be issued.

On May 16, 2014, the Company purchased the Solar Facility from Trust/Lessor and terminated the associated Sale-Leaseback Transaction. Immediately following the purchase of the Solar Facility from the Trust/Lessor, all of the issued and outstanding membership interests of the Company was sold to an affiliate of SunEdison, Inc.

Summit Solar

Combined Carve-Out Balance Sheets

	March 31, 2014 (unaudited)	December 31, 2013
Assets
Current assets
Cash and cash equivalents	$1,038,492	$1,790,570
Accounts receivable	1,068,415	686,514
Deferred rent under sale-leaseback, current portion	226,475	226,475
Prepaid expenses and other current assets	126,206	201,404

Total current assets	2,459,588	2,904,963

Investment in energy property, net	103,003,244	103,829,927

Other assets
Restricted cash	4,309,492	4,087,467
Deferred rent under sale-leaseback, net of current portion	308,376	364,995
Deferred financing costs, net	1,523,431	1,579,394
Other non-current assets	100,000	100,000

Total other assets	6,241,299	6,131,856

Total assets	$111,704,131	$112,866,746

Summit Solar

Combined Carve-Out Balance Sheets

	March 31, 2014 (unaudited)	December 31, 2013
Liabilities and Members’ Capital
Current liabilities
Accounts payable and accrued expenses	$1,358,888	$532,925
Financing obligations, current maturities	233,656	222,474
Long-term debt, current maturities	2,472,306	2,493,919
Deferred grants and rebates, current portion	981,496	981,496
Deferred gains on sale, current portion	32,087	32,087

Total current liabilities	5,078,433	4,262,901

Long-term liabilities
Asset retirement obligation	2,468,186	2,431,531
Financing obligations, net of current maturities	9,657,148	9,657,148
Long-term debt, net of current maturities	18,502,697	18,867,431
Deferred grants and rebates, net of current portion	24,510,339	24,755,711
Deferred gains on sale, net of current portion	366,362	374,384

Total long-term liabilities	55,504,732	56,086,205

Commitments and contingencies
Members’ capital
Members’ capital	54,151,894	54,773,423
Accumulated other comprehensive loss	(3,422,337)	(2,648,839)
Non-controlling interests	391,409	393,056

Total members’ capital	51,120,966	52,517,640

Total liabilities and members’ capital	$111,704,131	$112,866,746

See Notes to Unaudited Combined Carve-out Financial Statements.

Summit Solar

Unaudited Combined Carve-Out

Statements of Operations and Comprehensive Loss

	For the three months ended March 31,
	2014	2013
Revenues
Energy generation revenue	$724,446	$767,276
Solar Renewable Energy Certificate (SREC) revenue	682,499	281,040
Performance Based Incentive (PBI) revenue	59,678	66,091

Total revenues	1,466,623	1,114,407

Operating expenses
Cost of operations	281,771	209,455
Selling, general and administrative expenses	12,477	27,324
Project administration fee	68,400	49,223
Depreciation and accretion	706,153	648,183

Total operating expenses	1,068,801	934,185

Net operating income	397,822	180,222

Other income (expenses)
Amortization expense—deferred financing costs	(55,963)	(51,061)
Interest income	2,470	2,153
Interest expense—financing obligations	(147,942)	(82,514)
Interest expense—long-term debt	(241,818)	(151,580)

Total other expenses	(443,253)	(283,002)

Combined net loss	(45,431)	(102,780)
Net loss attributable to non-controlling interest	1,647	13,806

Net loss attributable to the members	$(43,784)	$(88,974)

Comprehensive loss
Combined net loss	$(45,431)	$(102,780)
Other comprehensive loss
Foreign currency translation adjustments	(773,498)	(507,789)

Total comprehensive loss	(818,929)	(610,569)
Comprehensive loss attributable to non-controlling interests	1,647	13,806

Comprehensive loss attributable to the members	$(817,282)	$(596,763)

See Notes to Unaudited Combined Carve-out Financial Statements.

Summit Solar

Unaudited Combined Carve-Out Statements of Cash Flows

	For the three months ended March 31,
	2014	2013
Cash flows from operating activities
Combined net loss	$(45,431)	$(102,780)
Adjustments to reconcile combined net loss to net cash provided by operating activities
Depreciation and accretion	706,153	648,183
Amortization expense—deferred financing costs	55,963	51,061
Amortization of gain on sale	(8,022)	(8,021)
Changes in operating assets and liabilities:
Accounts receivable	(384,291)	(351,425)
Prepaid expenses and other current assets	73,122	115,493
Deferred rent under sale-leaseback	56,619	56,618
Accounts payable and accrued expenses	224,323	(162,650)

Net cash provided by operating activities	678,436	246,479

Cash flows from investing activities
Expenditures on energy property	(8,623)	(2,616,222)

Net cash used in investing activities	(8,623)	(2,616,222)

Cash flows from financing activities
Net deposits to restricted cash	(222,025)	396,170
Proceeds from long-term debt	—	2,400,000
Repayments of long-term debt	(386,347)	(423,442)
Deferred financing fees paid	—	8,535
Net distributions	(577,745)	(79,095)

Net cash (used in) provided by financing activities	(1,186,117)	2,302,168

Effects of exchange rate changes on cash and cash equivalents	(235,774)	(145,865)

Net decrease in cash and cash equivalents	(752,078)	(213,440)
Cash and cash equivalents, beginning of the period	1,790,570	418,329

Cash and cash equivalents, end of the period	$1,038,492	$204,889

Cash paid for interest, net of amount capitalized	$109,997	$18,657

Supplemental schedule of non-cash investing and financing activities
Expenditures on energy property are adjusted by the following:
Accounts payable—construction	$(616,367)	$(587,704)

Increase in financing obligation	$11,182	$—

See Notes to Unaudited Combined Carve-out Financial Statements.

Summit Solar

Notes to Unaudited Combined Carve-Out Financial Statements

Note 1—Nature of operations and basis of presentation

Basis of presentation

Summit Solar (the “Group”) as used in the accompanying combined carve-out financial statements comprises the entities and solar energy facilities listed below, which are the subject of a purchase and sale agreement and which have historically operated as a part of Nautilus Solar Energy, LLC (“NSE”). The Group is not a stand-alone entity, but is a combination of entities and solar energy facilities that are 100% owned by NSE unless otherwise noted below.

Entities:
Solar I	SWBOE
St. Joseph’s	Green Cove Management
Liberty	Lindenwold
Ocean City One	Dev Co
Solar Services	Power III
Silvermine	Solar PPA Partnership One
Funding II (1%)*	Waldo Solar Energy Park of Gainesville
Power II (1%)*	Cresskill
Medford BOE (1%)*	WPU
Medford Lakes (1%)*	KMBS
Wayne (1%)*	Power I
Hazlet (1%)*	Sequoia
Talbot (1%)*	Ocean City Two
Frederick (1%)*	Funding IV
Gibbstown (51%)*	San Antonio West

Solar energy facilities:
Solomon	1000 Wye Valley
460 Industrial	252 Power
80 Norwich	510 Main
215 Gilbert	7360 Bramalae

*	Subsequent to March 31, 2014, affiliates of NSE purchased the remaining interests in these entities (see Note 13).

Throughout the periods presented in the combined carve-out financial statements, the Group did not exist as a separate, legally constituted entity. The combined carve-out financial statements have therefore been derived from the consolidated financial statements of NSE and its subsidiaries to represent the financial position and performance of the Group on a stand-alone basis throughout those periods in accordance with accounting principles generally accepted in the United States of America.

Management of NSE believes the assumptions underlying the combined carve-out financial statements are reasonable based on the scope of the purchase and sale agreement and the entities forming the Group being under common control and management throughout the periods covered by the combined carve-out financial statements.

Outstanding inter-entity balances, transactions, and cash flows between entities comprising the Group have been eliminated.

The combined carve-out financial statements included herein may not necessarily represent what the Group’s results, financial position and cash flows would have been had it been a stand-alone entity during the periods presented, or what the Group’s results, financial position and cash flows may be in the future.

Management of NSE specifically identified expenses as being attributable to the Group which includes all material expenses incurred by NSE on the Group’s behalf. The expenses do not include allocations of general corporate overhead expenses from NSE as these costs were not considered material to the Group. The costs identified as specifically attributable to the Group are considered to be a reasonable reflection of all costs of doing business by the Group. For the years ended December 31, 2013 and 2012, Funding II incurred a project administration fee in the amount of $504,327 and $888,611, respectively. Management of NSE determined that it was not practicable to determine an estimate of this fee that would have been incurred had the Group operated as an unaffiliated entity. The combined carve-out financial statements included herein may not necessarily represent what the Group’s results, financial position and cash flows would have been had it been a stand-alone entity during the periods presented, or what the Group’s results, financial position and cash flows may be in the future.

Nature of operations

The Group engages in the development, construction, financing, ownership, and operation of distributed generation solar energy facilities in the United States and Canada. Solar Services provides operating and maintenance services for certain assets and/or entities included in the Group.

Note 2—Summary of significant accounting policies

Unaudited interim financial information

The combined carve-out financial statements as of March 31, 2014 and for the three months ended March 31, 2014 and 2013 included herein have been prepared by the Group without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. However, the Group believes that the disclosures contained herein comply with the requirements of the Securities Exchange Act of 1934, as amended, and are adequate to make the information presented not misleading. The financial statements included herein, reflect all adjustments (consisting of normal recurring adjustments) which are, in the opinion of management, necessary for a fair presentation of the financial position, results of operations and cash flows for the interim periods presented. The results of operations for the three months ended March 31, 2014 and 2013 are not necessarily indicative of the results to be anticipated for the entire year ending December 31, 2014. All references to March 31, 2014 or to the three months ended March 31, 2014 and 2013 in the notes to these combined carve-out financial statements are unaudited.

Use of estimates

The preparation of combined carve-out financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the combined carve-out financial statements and reported amounts of revenues and expenses for the periods presented. Actual results could differ from these estimates.

Cash and cash equivalents

Cash and cash equivalents include deposit and money market accounts.

Restricted cash

Restricted cash consists of cash on deposit with various financial institutions for reserves required under certain loan and lease agreements. The use of these reserves is restricted based on the terms of the respective loan and lease agreements. Cash received during the term of a sale-leaseback transaction is subject to control agreements and collateral agency agreements under various financing facilities. As of March 31, 2014 and December 31, 2013, restricted cash is $4,309,492 and $4,087,467, respectively.

Accounts receivable

Accounts receivable is stated at the amount billed to customers less any allowance for doubtful accounts. The Group evaluates the collectability of its accounts receivable taking into consideration such factors as the aging of a customer’s account, credit worthiness and historical trends. As of March 31, 2014 and December 31, 2013, the Group considers accounts receivable to be fully collectible.

Energy property

Energy property is stated at cost. Depreciation is provided using the straight-line method by charges to operations over estimated useful lives of 30 years for solar energy facilities. Expenditures during the construction of new solar energy facilities are capitalized to solar energy facilities under construction as incurred until achievement of the commercial operation date (the “COD”). Expenditures for maintenance and repairs are charged to expense as incurred. Upon retirement, sale or other disposition of the solar energy facility, the cost and accumulated depreciation are removed from the accounts and the related gain or loss, if any, is reflected in the period of disposal.

Depreciation expense for the three months ended March 31, 2014 and 2013 was $914,870 and $842,603, respectively.

Impairment of long-lived assets

The Group reviews its energy property for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. When recovery is reviewed, if the undiscounted cash flows estimated to be generated by the energy property are less than its carrying amount, the Group compares the carrying amount of the energy property to its fair value in order to determine whether an impairment loss has occurred. The amount of the impairment loss is equal to the excess of the asset’s carrying value over its estimated fair value. No impairment loss was recognized during the three months ended March 31, 2014 or 2013.

Intangible assets and amortization

Deferred financing costs in connection with long-term debt are amortized over the term of the loan agreement using the effective interest method. Accumulated amortization as of March 31, 2014 and December 31, 2013 is $478,109 and $422,146, respectively. Amortization expense for the three months ended March 31, 2014 and 2013 was $55,963 and $51,061, respectively.

Asset retirement obligation

The Group is required to record asset retirement obligations when it has the legal obligation to retire long-lived assets. Upon the expiration of the power purchase agreements (the “PPAs”) or lease agreements, the solar energy facility is required to be removed if the agreement is not extended or the solar energy facility is not purchased by the customer. Where asset retirement obligations exist, the Group is required to record the present value of the estimated obligation and increase the carrying amount of the solar energy facility. The asset retirement obligations are accreted to their future value over the term of the PPA or lease and the capitalized amount is depreciated over the estimated useful life of 30 years.

Members’ capital

In the combined carve-out balance sheets, members’ capital represents NSE and its affiliates’ historical investment in the carve-out entities and solar energy facilities, their accumulated net earnings, including accumulated other comprehensive loss, and the net effect of transactions with NSE and its affiliates.

Comprehensive loss

Comprehensive loss consists of two components, combined net loss and other comprehensive loss. Other comprehensive loss refers to revenue, expenses, gains and losses that, under accounting principles generally accepted in the United States of America, are recorded as an element of members’ capital but are excluded from combined net loss.

Cost of operations

Cost of operations includes expenses related to operations and maintenance, insurance and rent.

Revenue recognition

The Group derives revenues from the following sources: sales of energy generation, sales of Solar Renewable Energy Certificates (“SRECs”), and Performance Based Incentive (“PBI”) programs.

Energy generation

Energy generation revenue is recognized as electricity is generated by the solar energy facility and delivered to the customers. Revenues are based on actual output and contractual prices set forth in long-term PPAs.

SRECs

SRECs are accounted for as governmental incentives and are not considered an output of the solar energy facilities. Revenue from the sale of SRECs to third parties is recognized upon the transfer of title and delivery of the SRECs to third parties and is derived from contractual prices set forth in SREC sale agreements or at spot market prices.

PBI programs

Revenue from PBI programs is recognized on eligible solar energy facilities as delivery of the generation occurs. The Group is entitled to receive PBI revenues over a five-year term, expiring February 1, 2015, based on statutory rates as energy is delivered.

Grants and rebates

The costs of the facilities built in the United States of America qualify for energy investment tax credits as provided under Section 48 of the Internal Revenue Code (“IRC”) (“Section 48 Tax Credit”) or

alternatively, upon election, may be eligible for the United States Department of the Treasury (“Treasury”) grant payment for specified energy property in lieu of tax credits pursuant to Section 1603 of the American Recovery and Reinvestment Act of 2009 (“Section 1603 Grant”).

The Group receives Section 1603 Grants, rebates and other grants from various renewable energy programs. Upon receipt of the grants and rebates, deferred revenue is recorded and amortized using the straight-line method over the shorter of the useful life of the related solar energy facility or term of the leaseback, where applicable. Amortization of deferred grants and rebates is recorded as an offset to depreciation expense. As of March 31, 2014 and December 31, 2013, deferred grants and rebates are $25,491,835 and $25,737,207, respectively. During the three months ended March 31, 2014 and 2013, deferred grant and rebate amortization was $245,372 and $225,101, respectively.

Income taxes

The entities included in the accompanying combined carve-out financial statements have elected to be treated as pass-through entities or are disregarded entities for income tax purposes and as such, are not subject to income taxes. Rather, all items of taxable income, deductions and tax credits are passed through to and are reported by the entities’ members on their respective income tax returns. The Group’s Federal tax status as pass-through entities is based on their legal status as limited liability companies. Accordingly, the Group is not required to take any tax positions in order to qualify as pass-through entities. The consolidated income tax returns that report the activity of the Group are subject to examination by the Internal Revenue Service for a period of three years. While no income tax returns are currently being examined by the Internal Revenue Service, tax years since 2010 remain open.

Sales tax

The Group collects Harmonized Sales Taxes from its customers in Canada and remits these amounts to the Canadian government. Revenue is recorded net of Harmonized Sales Taxes.

Derivative instruments

The Group is required to evaluate contracts to determine whether the contracts are derivative instruments. Certain contracts that meet the definition of a derivative may be exempted from derivative accounting guidance under the normal purchases and normal sales exemption. Normal purchases and normal sales are contracts that provide for the purchase or sale of something other than a financial instrument or derivative instrument that will be delivered in quantities expected to be used or sold over a reasonable period in the normal course of business. SREC sale agreements that meet these requirements are designated as normal purchase or normal sale contracts and are exempted from the derivative accounting and reporting requirements. As of March 31, 2014 and December 31, 2013, all contracts for the sale of SRECs have been designated as exempt from the derivative accounting and reporting requirements.

Fair value of financial instruments

The Group maintains various financial instruments recorded at cost in the accompanying combined carve-out balance sheets that are not required to be recorded at fair value. For these instruments, management uses the following methods and assumptions to estimate fair value: (1) cash and cash equivalents, restricted cash, accounts receivable, deferred rent, prepaid expenses and other current assets, and accounts payable and accrued expenses approximate fair value because of the short-term nature of these instruments; and (2) long-term debt is deemed to approximate fair value based on borrowing rates available to the Group for long-term debt with similar terms and average maturities.

Foreign currency transactions

The Group determines the functional currency of each entity based on a number of factors, including the predominant currency for the entity’s expenditures and borrowings. When the entity’s local currency is considered its functional currency, management translates its assets and liabilities into U.S. dollars at the exchange rates in effect at the balance sheet dates. Revenue and expense items are translated at the average exchange rates for the reporting period. Adjustments from the translation process are presented as a component of accumulated other comprehensive loss in the accompanying combined carve-out balance sheets.

The carrying amounts and classification of the Group’s foreign operations’ assets and liabilities as of March 31, 2014 and December 31, 2013 included in the accompanying combined carve-out balance sheets are as follows:

	March 31, 2014	December 31, 2013
Current assets	$1,245,568	$1,181,874
Investment in energy property, net	17,083,254	17,816,141

Total assets	$18,328,822	$18,998,015

Current liabilities	$68,476	$111,536
Non-current liabilities	343,629	338,526

Total liabilities	$412,105	$450,062

Master lease agreements

The Group has entered into master lease agreements with financial institutions under which the financial institutions agreed to purchase solar energy facilities constructed by the Group and then simultaneously lease back the solar energy facilities to the Group. Under the terms of the master lease agreements, each solar energy facility is assigned a lease schedule that sets forth the terms of that particular solar energy facility lease such as minimum lease payments, basic lease term and renewal options, buyout or repurchase options, and end of lease repurchase options. Several of the leases have required rental prepayments.

The financial institutions owning the solar energy facilities retain all tax benefits of ownership, including any Section 48 Tax Credit or Section 1603 Grant.

The Group analyzes the terms of each solar energy facility lease schedule to determine the appropriate classification of the sale-leaseback transaction because the terms of the solar energy facility lease schedule may differ from the terms applicable to other solar energy facilities. In addition, the Group must determine if the solar energy facility is considered integral equipment to the real estate upon which it resides. The terms of the lease schedule and whether the solar energy facility is considered integral equipment may result in either one of the following sale-leaseback classifications:

Operating lease

The sale-leaseback classification for non-real estate transactions is accounted for as an operating lease when management determines that a sale of the solar energy facility has occurred and the terms of the solar energy facility lease schedule meet the requirements of an operating lease. Typically, the classification as an operating lease occurs when the term of the lease is less than 75% of the estimated economic life of the solar energy facility and the present value of the minimum lease payments does not exceed 90% of the fair value of the solar energy facility. The classification of a sale-

leaseback transaction as an operating lease results in the deferral of any profit on the sale of the solar energy facility. The profit is recognized over the term of the lease as a reduction of rent expense. Rent paid for the lease of the solar facility is recognized on a straight-line basis over the term of the lease.

Financing arrangement

The sale-leaseback transaction is accounted for as a financing arrangement when the Group determines that a sale of the solar energy facility has not occurred. Typically, this occurs when the solar energy facilities are determined to be integral property and the Group has a prohibited form of continuing involvement, such as an option to repurchase the solar energy facilities under the master lease agreements. The classification of a sale-leaseback transaction as a financing arrangement results in no profit being recognized because a sale has not been recognized, and the financing proceeds are recorded as a liability.

The Group uses its incremental borrowing rate to determine the principal and interest component of each lease payment. However, to the extent that the incremental borrowing rate will result in either negative amortization of the financing obligation over the entire term of the lease or a built-in loss at the end of the lease (i.e. net book value exceeds the financing obligation), the rate is adjusted to eliminate such results. The Group has not been required to adjust its incremental borrowing rate for any of its financing arrangements. As a result, the financing arrangements amortize over the term of the respective lease and the Group expects to recognize a gain at the end of the lease term equal to the remaining financing obligation less the solar energy facility’s net book value.

Variable interest entity

The Group determines when it should include the assets, liabilities, and activities of a variable interest entity (“VIE”) in its combined carve-out financial statements and when it should disclose information about its relationship with a VIE when it is determined to be the primary beneficiary of the VIE. The determination of whether the Group is the primary beneficiary of a VIE is made upon initial involvement with the VIE and on an ongoing basis based on changes in facts and circumstances. The primary beneficiary of a VIE is the entity that has (1) the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance and (2) the obligation to absorb losses or receive benefits that could potentially be significant to the VIE. If multiple unrelated parties share such power, as defined, no party is required to consolidate a VIE.

Non-controlling interests

Non-controlling interests are presented in the accompanying combined carve-out balance sheets as a component of members’ capital, unless these interests are considered redeemable. Combined net loss includes the total loss of the Group and the attribution of that loss between controlling and non-controlling interests is disclosed in the accompanying combined carve-out statements of operations and comprehensive loss.

Commitments and contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

Subsequent events

Material subsequent events have been considered for disclosure and recognition in these combined carve-out financial statements through May 27, 2014 (the date the financial statements were available to be issued).

Note 3—Energy property

Energy property consists of the following as of:

	March 31, 2014	December 31, 2013
Asset retirement cost	$2,125,065	$2,125,065
Solar energy facilities—operating	109,228,085	109,844,632
Solar energy facilities under construction	925,171	251,132

	112,278,321	112,220,829
Accumulated depreciation	(9,275,077)	(8,390,902)

	$103,003,244	$103,829,927

Note 4—Long-term debt and financing obligations

Long-term debt consists of the following as of:

	March 31, 2014	December 31, 2013
Term loans paying interest at 0% - 6.75%, due in 2020-2028, secured by the solar energy facilities	$20,975,003	$21,361,350
Less current portion of long-term debt	(2,472,306)	(2,493,919)

Total long-term debt	$18,502,697	$18,867,431

During 2013 and 2012, certain entities of the Group completed construction and installation of four solar energy facilities, which were sold to a third party, and concurrently entered into a lease of the solar energy facilities for periods ranging from 15 to 20 years. These certain entities of the Group pledged membership interests in certain entities to the third party as security. The Group has classified the transactions as financing arrangements because the solar energy facilities were determined to be integral equipment and the purchase option available under the master lease agreement represents a prohibited form of continuing involvement.

Note 5—Operating leases

Certain entities of the Group have entered into various lease agreements for the sites where solar energy facilities have been constructed. Minimum lease payments are recognized in the accompanying combined carve-out statements of operations and comprehensive loss on a straight-line basis over the lease terms. Rent expense during the three months ended March 31, 2014 and 2013 was $83,913 and $76,927, respectively.

In prior years, certain entities of the Group completed construction and installation of three solar energy facilities, which were sold to a third party, and concurrently entered into a leaseback of the solar energy facilities for periods of 15 to 20 years. These certain entities of the Group are leasing, operating and maintaining the solar energy facilities under arrangements that qualify as operating leases. The membership interests in these entities were pledged to the third party as security. The Group records lease expense under its operating leases on a straight line basis over the term of the lease. Aggregate gains on the sale of the solar energy facilities to this third party amounted to $591,458, the amortization of which is recognized as an offset to the corresponding lease expense ratably over the term of the lease. As of March 31, 2014 and December 31, 2013, the Group has deferred rent of $534,851 and $591,470, respectively, which represents the difference between the amount paid by the Group and the rent expense recorded using the straight-line basis in the aforementioned transaction. For both the three months ended March 31, 2014 and 2013, the Group recorded lease expenses of $56,619, net of offsets from the recognition of the gains on sale of $8,022.

Note 6—SREC inventory

The Group generates SRECs for each 1,000 kWh of solar energy produced. To monetize the SRECs in certain states with mandatory renewable energy portfolio standards, the Group enters into third party contracts to sell their generated SRECs at fixed prices and in designated quantities over periods ranging from 1 to 12 years. The timing of delivery to customers is dictated by the terms of the underlying contracts. In the event energy production does not generate sufficient SRECs to fulfill a contract, the Group may be required to utilize its supply of uncontracted SRECs, purchase SRECs on the spot market, or pay specified contractual damages. Additionally, the Group also sells generated SRECs on the spot market.

As of March 31, 2014 and December 31, 2013, the Group holds 88 and 797 SREC, respectively, that are committed through forward contracts with prices ranging from $50 to $370.

Management accounts for its SREC inventory under the incremental cost method and has recorded no value to these SRECs in the accompanying combined carve-out balance sheets as of March 31, 2014 and December 31, 2013.

Note 7—Variable interest entity

A certain entity of the Group is the primary beneficiary of a VIE, which was formed in 2012 and is consolidated as of March 31, 2014 and December 31, 2013. The carrying amounts and classification of the consolidated VIE’s assets and liabilities as of March 31, 2014 and December 31, 2013 included in the accompanying combined carve-out balance sheets are as follows:

	March 31, 2014	December 31, 2013
Current assets	$68,913	$115,622
Non-current assets	4,531,528	4,676,686

Total assets	$4,600,441	$4,792,308

Current liabilities	$338,633	$351,259
Non-current liabilities	3,455,741	3,538,350

Total liabilities	$3,794,374	$3,889,609

The amounts shown above exclude inter-entity balances that were eliminated for purposes of presenting these combined carve-out financial statements. All of the assets above are restricted for settlement of the VIE obligations, and all of the liabilities above can only be settled using VIE resources; however, NSE has guaranteed the long-term debt.

Note 8—Related-party transactions

Project administration fee

An affiliate of the Group provides administrative and project management services to Funding II and earns an annual, noncumulative fee. The fee is equal to 15% of gross revenues, as defined, and specifically excludes deferred grant amortization, and is to be paid from cash flows as prioritized in the Operating Agreement. The fee is only incurred to the extent of available cash flow. During the three months ended March 31, 2014 and 2013, project administration fees were $68,400 and $49,223, respectively.

Note 9—Commitments and contingencies

An entity within the Group was involved in arbitration with a vendor in pursuit of liquidated damages relating to completed work under a contractual arrangement. The vendor filed a counterclaim for payment of amounts outside of the provisions of the contract. In September 2013, the Group reached a settlement with the vendor, whereby the Group received liquidated damages of $175,000.

An entity within the Group is currently involved in a dispute with a vendor who has filed a claim in the amount of $447,725 regarding the completion of certain milestones under a contractual agreement. Management disagrees with the claim based on the position that one of the milestones was not met under the terms of the contract. The Group has not accrued for any amounts for this matter as NSE has executed an indemnification and is entitled to control and defend any claims related to this matter.

Operations and maintenance agreements

The Group has entered into Operations and Maintenance Agreements (“O&M Agreements”) with unrelated third parties for operating and maintaining solar energy facilities. In general, the third parties are entitled to a quarterly fee, escalated annually, based on the size of the respective solar energy facility. The terms are generally concurrent with the term of the respective PPAs of the specific solar energy facilities unless terminated earlier in accordance with the O&M Agreements.

During the three months ended March 31, 2014 and 2013, the Group incurred expenses relating to these O&M Agreements of $94,035 and $12,837, respectively, all of which is included in cost of operations in the accompanying combined carve-out statements of operations and comprehensive loss.

Power purchase agreements

The Group has entered into 15- to 20-year PPAs with one customer for each solar energy facility. The PPAs provide for the receipt of payments in exchange for the sale of all solar-powered electric energy. The electricity payments are calculated based on the amount of electricity delivered at a designated delivery point at a fixed price. Certain PPAs have minimum production guarantee provisions that require the Group to pay the customer for any production shortfalls.

SREC sale agreements

The Group has entered into 1- to 12-year SREC agreements with various third parties. The agreements provide for the receipt of fixed payments in exchange for the transfer of either a contractually fixed quantity or all of the SRECs generated by the solar energy facilities. Certain agreements require the Group to establish collateral accounts, which are released as the Group meets its obligations under the SREC agreements.

Sublease agreement

A certain entity of the Group entered into a sublease agreement with a third party to sublease the roof of a building to install a solar energy facility. The entity was required to pay a security deposit of $100,000 at the execution of the lease, which remains receivable as of March 31, 2014. The sublease agreement requires annual payments of $85,000 through the termination of the respective PPA on May 4, 2032.

Grant compliance

As a condition to claiming Section 1603 Grants, the Group is required to maintain compliance with the terms of the Section 1603 program for a period of 5 years. Failure to maintain compliance with the requirements of Section 1603 could result in recapture of the amounts received, plus interest.

The Group is required to maintain compliance with various state renewable energy programs that provided other rebates or grants. The compliance periods range from 5 to 15 years. Failure to comply with these requirements could result in recapture of the amounts received.

Note 10—Asset retirement obligation

The Group determined that, based on contractual obligations under the various PPA and lease agreements, there is a requirement to record an asset retirement obligation. The following table reflects the changes in the asset retirement obligation for the three months ended March 31, 2014 and 2013:

	2014	2013
Asset retirement obligation, January 1	$2,431,531	$2,035,249
Liabilities incurred	—	—
Liabilities settled	—	—
Accretion expense	36,655	30,681

Asset retirement obligation, March 31	$2,468,186	$2,065,930

Note 11—Major customers

During the three months ended March 31, 2014, the Group derived 21% of its energy generation revenue from one customer and 77% of its SREC revenue from five customers.

During the three months ended March 31, 2013, the Group derived 17% of its energy generation revenue from one customer and 93% of its SREC revenue from six customers.

Note 12—Concentrations

The Group maintains cash with financial institutions. At times, these balances may exceed Federally insured limits; however, the Group has not experienced any losses with respect to its bank balances in excess of Federally insured limits. Management believes that no significant concentration of credit risk exists with respect to these cash balances as of March 31, 2014 and December 31, 2013.

The Group sells solar-powered electric energy to customers under 15- to 20-year arrangements and sells SRECs under contracts with third parties. The Group is dependent on these customers.

Note 13—Subsequent events

On May 22, 2014, an affiliate of NSE entered into a purchase and sale agreement to sell its ownership interests in the Group to an affiliate of SunEdison, Inc.

On May 22, 2014, the Class B Member of Funding II, an affiliate of NSE, purchased the ownership interests of the Class A Member. As a result of the transaction, the affiliate acquired the remaining 99% interest in Funding II (see Note 1).

On May 22, 2014, Funding IV, an affiliate of NSE, purchased the non-controlling interests of Gibbstown. As a result of the transaction, the affiliate acquired the remaining 49% interest in Gibbstown (see Note 1).

On May 22, 2014, the Group repaid the noninterest bearing loan with a principal balance of $2,489,538 as of March 31, 2014.

Stonehenge Operating Group

Combined Balance Sheets

(Unaudited)

In thousands	March 31, 2014	December 31, 2013
Assets
Current assets:
Cash and cash equivalents	£476	£301
Restricted cash	1,685	1,430
Accounts receivable	363	561
Notes receivable—related parties	3,718	4,120
Prepaid expenses and other current assets	1,318	2,020

Total current assets	7,560	8,432
Property and equipment, net	28,775	29,154
Deferred financing costs, net	1,472	1,587
Other assets	203	203

Total assets	£38,010	£39,376

Liabilities and Shareholders’ Deficit
Current liabilities:
Current portion of long-term debt	£7,944	£7,754
Notes payable—related parties	9,761	9,761
Accounts payable and other current liabilities	486	756
Due to related parties	—	961

Total current liabilities	18,191	19,232
Other liabilities:
Long-term debt, less current portion	20,720	20,771
Deferred income taxes	14	34
Asset retirement obligations	209	208

Total liabilities	39,134	40,245
Shareholders’ deficit:
Shareholders’ deficit	(1,124)	(869)

Total liabilities and shareholders’ deficit	£38,010	£39,376

See accompanying notes to combined financial statements.

Stonehenge Operating Group

Combined Statements of Operations

(Unaudited)

	Three months ended March 31,
In thousands	2014	2013
Operating revenues:
Energy	£206	£4
Incentives	340	6

Total operating revenues	546	10
Operating costs and expenses:
Cost of operations	29	1
Cost of operations—affiliate	40	22
General and administrative	95	38
Depreciation and accretion	380	23

Total operating costs and expenses	544	84

Operating income	2	(74)
Other expense:
Interest expense	413	379
Other, net	(136)	(92)

Total other expenses	277	287

Loss before income tax benefit	(275)	(361)
Income tax benefit	(20)	—

Net loss	£(255)	£(361)

See accompanying notes to combined financial statements.

Stonehenge Operating Group

Combined Statements of Cash Flows

(Unaudited)

	Three months ended March 31,
In thousands	2014	2013
Cash flows from operating activities:
Net loss	£(255)	£(361)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and accretion	380	23
Amortization of deferred financing costs	115	—
Deferred taxes	(20)	—
(Gain) loss on foreign currency exchange	(136)	(92)
Changes in assets and liabilities:
Accounts receivable	198	(1)
Prepaid expenses and other current assets	643	(1,461)
Accounts payable and other current liabilities	(423)	(1,593)
Other assets	—	(20)
Due to parent and affiliates	(559)	(399)

Net cash used in operating activities	66	(3,904)

Cash flows from investing activities:
Capital expenditures	—	(14,303)

Net cash used in investing activities	—	(14,303)

Cash flows from financing activities:
Change in restricted cash	(255)	—
Proceeds from long-term debt	764	—
Proceeds from notes payable—related parties	—	18,657
Principal payments on long-term debt	(400)	—

Net cash provided by financing activities	109	18,657

Net increase in cash and cash equivalents	175	450
Cash and cash equivalents at beginning of period	301	6

Cash and cash equivalents at end of period	476	£456

Supplemental Cash Flow Information:
Cash payments for interest	£303	£44
Cash payments for taxes	£—	£—
See accompanying notes to combined financial statements.

Stonehenge Operating Group

Notes to Combined Financial Statements

(Amounts in thousands)

(Unaudited)

1. NATURE OF OPERATIONS

The Stonehenge Operating Group (the “Group”), as used in the accompanying combined financial statements, comprises the entities and solar energy facilities listed below:

•	Sunsave 6 (Manston) Ltd (“Sunsave 6”)

•	KS SPV 24 Limited (“SPV 24”)

•	Boyton Solar Park Limited (“Boyton”)

The Group is not a stand-alone entity but is a combination of entities and solar energy systems that are under the common management of ib Vogt GmbH (“ib Vogt”). The Group’s operating solar energy systems are located in the United Kingdom (“UK”) and operate under long-term contractual arrangements to sell 100% of the solar energy generated by the systems to one third party customer. The total combined capacity for the solar energy systems comprising the Group is 23.6 MW.

Basis of Presentation

The Group has presented combined financial statements as of March 31, 2014 and for the three month periods ended March 31, 2014 and 2013. The Group’s combined financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). The Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) is the source of authoritative U.S. GAAP to be applied by non-governmental entities. During the three month periods ended March 31, 2014 and 2013, there were no transactions among the combined entities that required elimination. The Group’s functional currency is the British pound (“GBP”).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

In preparing our combined financial statements, we use estimates and assumptions that may affect reported amounts and disclosures. Estimates are used when accounting for depreciation, amortization, asset retirement obligations, accrued liabilities, and income taxes. These estimates and assumptions are based on current facts, historical experience, and various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the recording of revenue, costs and expenses that are not readily apparent from other sources. To the extent there are material differences between the estimates and actual results, our future results of operations would be affected.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances with original maturity periods of three months or less when purchased.

Restricted Cash

Restricted cash consists of cash on deposit in financial institutions that is restricted from use in operations pursuant to requirements of certain debt agreements. These funds are reserved for current debt service payments in accordance with the restrictions in the debt agreements.

Accounts Receivable

Accounts receivable are reported on the combined balance sheet at the invoiced amounts adjusted for any write-offs and the allowance for doubtful accounts. We establish an allowance for doubtful accounts to adjust our receivables to amounts considered to be ultimately collectible. Our allowance is based on a variety of factors, including the length of time receivables are past due, significant one-time events, the financial health of our customers, and historical experience. There was no allowance for doubtful accounts or write-off of accounts receivable as of March 31, 2014.

Property and Equipment

Property and equipment consists of solar energy systems and is stated at cost. Expenditures for major additions and improvements are capitalized, and maintenance, and repairs are charged to expense as incurred. When property and equipment is retired or otherwise disposed of, the cost and accumulated depreciation is removed from the accounts, and any resulting gain or loss is included in the results of operations for the respective period. Depreciation of property and equipment is recognized using the straight-line method over the estimated useful lives of the solar energy systems of twenty years.

Capitalized Interest

Interest incurred on funds borrowed to finance construction of solar energy systems is capitalized until the system is ready for its intended use. The amount of interest capitalized during the three month period ended March 31, 2013 was £88. No amounts were capitalized during the three month period ended March 31, 2014. Interest costs charged to interest expense, including amortization of deferred financing costs, was £413 and £379 during the three month periods ended March 31, 2014 and 2013, respectively.

Deferred Financing Costs

Financing costs incurred in connection with obtaining construction and term financing are deferred and amortized over the maturities of the respective financing arrangements using the effective-interest method. Amortization of deferred financing costs recorded in interest expense was £115 during the three month period ended March 31, 2014. There was no amortization of deferred financing costs during the three month period ended March 31, 2013.

Impairment of Long-lived Assets

Long-lived assets that are held and used are reviewed for impairment whenever events or changes in circumstances indicate carrying values may not be recoverable. An impairment loss is recognized if the total future estimate of undiscounted cash flows expected from an asset are less than its carrying value. An impairment charge is measured as the difference between an asset’s carrying amount and fair value with the difference recorded in operating costs and expenses in the statement of operations. Fair values are determined by a variety of valuation methods including appraisals, sales prices of similar assets, and present value techniques. There were no impairments recognized during the three month period ended March 31, 2014 and the year ended December 31, 2013.

Operating Lease Agreements

Rentals applicable to operating leases where substantially all of the benefits and risks of ownership remain with the lessor are charged against profits on a straight-line basis over the period of the lease.

Asset Retirement Obligations

The Group’s asset retirement obligations relate to leased land upon which the solar energy systems were constructed. The leases require that, upon lease termination, the leased land be restored to an agreed-upon condition. The Group is required to record the present value of the estimated obligations when the solar energy system are placed in service. Upon initial recognition of the Group’s asset retirement obligations, the carrying amount of the solar energy systems were also increased. The asset retirement obligations will be accreted to their future value over the terms of the land leases, while the amount capitalized at the commercial operation date will be depreciated over its estimated useful life of 20 years. Accretion expense recognized during the three month period ended March 31, 2014 was £1. There was no accretion expense during the three month period ended March 31, 2013.

Revenue Recognition

Power Purchase Agreements

A significant majority of the Group’s revenues are obtained through the sale of energy pursuant to terms of power purchase agreements (“PPAs”) or other contractual arrangements. All PPAs are accounted for as operating leases, have no minimum lease payments, and all of the rental income under these leases is recorded as income when the electricity is delivered. The contingent rental income recognized during the three month periods ended March 31, 2014 and 2013 was £206 and £4, respectively, exclusive of Value Added Tax (“VAT”).

Incentive Revenue

We receive incentives in the form of renewable obligation certificates (“ROCs”) and Levy Exemption Certificates (“LECs”) in respect to the production of electricity, which we sell to third parties. ROCs and LECs are accounted for as governmental incentives and are not considered an output of our solar energy systems. ROCs and LECs revenue is recognized at the time the Group has transferred ROCs or LECs pursuant to an executed contract relating to the sale to a third party. Incentive revenue was £340 and £6 during the three month periods ended March 31, 2014 and 2013, respectively.

Recently Issued Accounting Pronouncements

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”). The Group does not currently expect the adoption of ASU 2014-09 to have a significant effect on its combined financial statements and related disclosures.

Income Taxes

Our income tax balances are determined and reported in accordance with FASB ASC 740 (“ASC 740”), Income Taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carryforwards.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rate is recognized in operations in the period that includes the enactment date. Valuation allowances are established when management determines that it is more likely than not that some portion, or all of the deferred tax asset, will not be realized.

Deferred income taxes arise primarily because of differences in the bases of assets or liabilities between financial statement accounting and tax accounting which are known as temporary differences. We record the tax effect of these temporary differences as deferred tax assets (generally items that can be used as a tax deduction or credit in future periods) and deferred tax liabilities (generally items for which we receive a tax deduction but have not yet been recorded in the combined statement of operations).

We regularly review our deferred tax assets for realizability, taking into consideration all available evidence, both positive and negative, including historical pre-tax and taxable income, projected future pre-tax and taxable income, and the expected timing of the reversals of existing temporary differences. In arriving at these judgments, the weight given to the potential effect of all positive and negative evidence is commensurate with the extent to which it can be objectively verified.

We have made our best estimates of certain income tax amounts included in the combined financial statements. Application of our accounting policies and estimates, however, involves the exercise of judgment and use of assumptions as to future uncertainties and, as a result, actual results could differ from these estimates. In arriving at our estimates, factors we consider include how accurate the estimate or assumptions have been in the past, how much the estimate or assumptions have changed, and how reasonably likely such change may have a material impact.

Contingencies

We are involved in conditions, situations, or circumstances in the ordinary course of business with possible gain or loss contingencies that will ultimately be resolved when one or more future events occur or fail to occur. If some amount within a range of loss appears at the time to be a better estimate than any other amount within the range, that amount will be accrued. When no amount within the range is a better estimate than any other amount, however, the minimum amount in the range will be accrued. We continually evaluate uncertainties associated with loss contingencies and record a charge equal to at least the minimum estimated liability for a loss contingency when both of the following conditions are met: (i) information available prior to issuance of the financial statements indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements; and (ii) the loss or range of loss can be reasonably estimated. Legal costs are expensed when incurred. Gain contingencies are not recorded until realized or realizable.

Derivative Financial Instruments

All derivative instruments are recorded on the combined balance sheet at fair value. Derivatives not designated as hedge accounting are reported directly in earnings along with offsetting transaction gains and losses on the items being hedged. The group held no derivatives designated as hedges during the three month periods ended March 31, 2014 and 2013. See note 5 for disclosures regarding our derivative financial instruments.

Fair Value Measurements

For cash and cash equivalents, restricted cash, accounts receivable, accounts payable, and accrued liabilities, the carrying amount approximates fair value because of the short-term maturity of the instruments. See note 4 for disclosures related to the fair value of our long-term debt.

We apply the provisions of ASC 820, Fair Value Measurement (ASC 820), to our assets and liabilities that we are required to measure at fair value pursuant to other accounting standards, including our derivative financial instruments. See note 9 for disclosures regarding our fair value measurements.

Foreign Currency Transactions

Transaction gains and losses that arise from exchange rate fluctuations on transactions and balances denominated in a currency other than the functional currency are generally included in the results of operations as incurred. Foreign currency transaction gains were £136 and £92 during the three month periods ended March 31, 2014 and 2013, respectively.

Comprehensive Income

The Group did not have other comprehensive income during the three month periods ended March 31, 2013 and 2013 or accumulated other comprehensive income as of December 31, 2013 and March 31, 2014. As such, no statement of comprehensive income has been presented herein.

3. PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

	March 31, 2014	December 31, 2013
Solar energy systems	£30,299	£30,299
Less accumulated depreciation—solar energy systems	(1,524)	(1,145)

Property and equipment, net	£28,775	£29,154

Depreciation expense was £379 and £23 during the three month periods ended March 31, 2014 and 2013, respectively.

4. DEBT

Debt consists of the following as of March 31, 2014 and December 31, 2013:

	March 31, 2014			December 31, 2013
In thousands	Total Principal	Current	Long- Term	Total Principal	Current	Long- Term
Term loan facilities	£22,506	£1,786	£20,720	£22,367	£1,596	£20,771
VAT facilities	6,158	6,158	—	6,158	6,158	—

Total debt outstanding	£28,664	£7,944	£20,720	£28,525	£7,754	£20,771

On August 7, 2013, Boyton entered into a credit agreement with Bayerische Landesbank (“Bayern LB”), which provided for a term loan facility with a limit of €7,869 and a VAT facility with a limit of £1,800. The term loan facility bears interest at a rate of 3.4% per annum and matures in 2028. At March 31, 2014, the balance outstanding under the term loan facility was €7,734, or £6,390 (€1 = £0.8263). At December 31, 2013, the balance outstanding under the term loan facility was €7,778, or £6,493 (€1 = £0.8348). The VAT facility bears interest at a variable rate of LIBOR plus an applicable margin of 2% and matures on June 30, 2014. At March 31, 2014 and December 31, 2013, the variable rate on the VAT facility was 2.5% and the amount outstanding was £1,800.

On October 4, 2013, SPV 24 entered into a facility agreement with Bayern LB, which provided for a term loan facility with a limit of €8,333 and a VAT facility with a limit of £2,056. The term loan facility bears interest at a rate of 3.4% per annum and matures in 2028. At March 31, 2014, the balance outstanding under the term loan facility was €8,190, or £6,765 (€1 = £0.8263). At December 31, 2013, the balance outstanding under the term loan facility was €7,500, or £6,261 (€1 = £0.8348). The VAT facility bears interest at a variable rate of LIBOR plus an applicable margin of 2% and matures on June 30, 2014. At March 31, 2014 and December 31, 2013, the variable rate on the VAT facility was 2.5% and the amount outstanding was £2,057.

On December 5, 2013, Sunsave 6 entered into a facility agreement with Bayern LB, which provided for a term loan facility with a limit of €11,515 and a VAT facility with a limit of £2,301. The term loan facility bears interest at a rate of 3.4% per annum and matures in 2028. At March 31, 2014, the balance outstanding under the term loan facility was €11,316, or £9,351 (€1 = £0.8263). At December 31, 2013, the balance outstanding under the term loan facility was €11,515, or £9,613 (€1 = £0.8348). The VAT facility bears interest at a variable rate of LIBOR plus an applicable margin of 2% and matures on June 30, 2014. At March 31, 2014 and December 31, 2013, the variable rate on the VAT facility was 2.5% and the amount outstanding was £2,301.

The Group entered into three cross-currency swap agreements with Bayern LB to hedge the foreign currency risk posed by the term loan facilities, which are denominated in euros (€). See note 5 for disclosures regarding our derivative financial instruments.

The estimated fair value of our outstanding debt obligations was £27,560 and £27,818 at March 31, 2014 and December 31, 2013, respectively. The fair value of our debt is calculated based on expected future cash flows discounted at market interest rates with consideration for non-performance risk or current interest rates for similar instruments.

5. DERIVATIVES

At March 31, 2014, the Group’s hedging activity consists of the following:

Derivatives not designated as hedging:	Balance Sheet Classification	Assets (Liabilities) Fair Value
Cross currency swaps	Prepaid expenses and other current assets	£36
Cross currency swaps	Accounts payable and other current liabilities	(331)

Derivatives not designated as hedging:	Statement of Operations Classification	Losses
Cross currency swaps	Other, net	£97

There was no hedging activity during the three month period ended March 31, 2013.

At December 31, 2013, the Group’s hedging activity consists of the following:

Derivatives not designated as hedging:	Balance Sheet Classification	Assets (Liabilities) Fair Value
Cross currency swaps	Prepaid expenses and other current assets	£59
Cross currency swaps	Accounts payable and other current liabilities	(257)

As of March 31, 2014 and December 31, 2013, we were party to three cross-currency swap instruments that are accounted for as economic hedges to the foreign currency risk posed by the term loan facilities, which are denominated in euros (€). The combined notional value of the three instruments at March 31, 2014 and December 31, 2013 was £23,190 and £23,598, respectively. The amounts recorded to the combined balance sheet, as provided in the table above, represent the fair value of the net amount that would settle on the balance sheet date if the swaps were transferred to other third parties or canceled by the Group. Because these hedges are deemed economic hedges and not accounted for under hedge accounting, the changes in fair value are recorded to other, net within the combined statement of operations. There were no cash inflows or outflows during the three month periods ended March 31, 2014 and 2013 related to these hedges. The losses above are reflected within gain on foreign currency exchange as an adjustment to reconcile net loss to net cash used in operating activities in the combined statement of cash flows.

6. INCOME TAXES

Income tax benefit during the three month period ended March 31, 2014 consists of the following:

	Current	Deferred	Total
Three month period ended March 31, 2014
Income tax benefit	£—	£(20)	£(20)

Effective Tax Rate

The income tax benefit for the three month periods ended March 31, 2014 differed from the amounts computed by applying the standard rate of corporation tax in the UK of 23.0% as identified in the following table

March 31, 2014
Income tax at Corporation rate	23.0%
Increase (reduction) in income taxes:
Capital allowances in excess of depreciation	3.1
Unrelieved losses	(3.2)
Change in valuation allowance	(15.6)

Effective tax rate	7.3%

Deferred Taxes

Deferred income taxes for the Group’s taxable project entities reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Group’s deferred tax assets and liabilities at March 31, 2014 and December 31, 2013 are as follows:

	As of
	March 31, 2014	December 31, 2013
Deferred tax liabilities:
Solar energy systems	£305	£207
Deferred tax assets:
Net operating loss carryforwards	415	254
Valuation allowance	(124)	(81)

Total deferred tax assets	291	173

Net long-term deferred tax liabilities	£14	£34

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the scheduled reversal of deferred tax liabilities and generation of future taxable income during the periods in which the deferred tax assets become deductible. During the three month period ended March 31, 2014 and the year ended December 31, 2013, a valuation allowance was recognized on net operating losses for project entities that have current year losses and no history of earnings, as there is insufficient evidence to suggest there will be sufficient taxable income during the periods in which certain of the temporary differences become deductible. The operating loss carryforward period is indefinite, subject to certain conditions. The change during the three month period ended March 31, 2014, in the total valuation allowance was £43. The change during the year ended December 31, 2013 in the total valuation allowance was £81.

As of March 31, 2014 and December 31, 2013, the Group did not have any unrecognized tax benefits or uncertain tax positions.

7. RELATED PARTIES

Shareholder Loans

ibVogt

ib Vogt is a related party as it holds 50% of the ordinary share capital of each of the project entities comprising the Group. At both March 31, 2014 and December 31, 2013, the Group had outstanding shareholder loans payable to ib Vogt totaling £4,881. The loans from ib Vogt have no fixed repayment date, are unsecured, and bear no interest.

At March 31, 2014 and December 31, 2013, the Group had outstanding shareholder loans receivable from ib Vogt totaling £3,718 and £4,120, respectively. These loans mature on March 31, 2015.

ViMAP

ViMAP GmbH (“ViMAP”) is a related party as it holds 50% of the ordinary share capital of two of the project entities comprising the Group (Boyton and SPV 24). At both March 31, 2014 and December 31, 2013, the Group had outstanding shareholder loans payable to ViMAP totaling £3,311. The loans from ViMAP have no fixed repayment date, are unsecured, and bear no interest.

St. Nicholas Court

St. Nicholas Court Farms Limited (“St. Nicholas Court”) is a related party as it holds 50% of the ordinary share capital of one of the project entities comprising the Group (Sunsave 6). At both March 31, 2014 and December 31, 2013, the Group had an outstanding shareholder loan payable to St. Nicholas Court totaling £1,569. The loan from St. Nicholas Court has no fixed repayment date, is unsecured, and bears no interest.

Purchases

During the year ended December 31, 2013, the Group purchased a total of £26,685 and £1,078 in respect of project rights, services, solar panels, grid connection and other associated plant and machinery pursuant to Engineering, Procurement and Construction (“EPC”) contracts with ib Vogt and St. Nicholas Court, respectively, for the construction of the Group’s solar energy facilities. At December 31, 2013, a balance of £961 remained outstanding and is reflected in due to related parties in the combined balance sheets.

During the three month period ended March 31, 2014, the Group repaid the outstanding balance from December 31, 2013, did not make any additional purchases, and no amounts were outstanding as of March 31, 2014.

Operations and Maintenance

Operations and maintenance services are solely provided to the Group by an affiliate of ib Vogt pursuant to contractual agreements. Costs incurred for these services were £40 and £22 during the three month periods ended March 31, 2014 and 2013, respectively, and were reported as cost of operations—affiliates in the combined statement of operations. No balance remains outstanding as of March 31, 2014 and December 31, 2013.

8. FAIR VALUE MEASUREMENTS

We perform fair value measurements in accordance with ASC 820. ASC 820 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at their fair values, we consider the principal or most advantageous market in which we would transact and consider assumptions that market participants would use when pricing the assets or liabilities, such as inherent risk, transfer restrictions and risk of nonperformance.

ASC 820 establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. An asset’s or a liability’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. ASC 820 establishes three levels of inputs that may be used to measure fair value:

•	Level 1: quoted prices in active markets for identical assets or liabilities;

•	Level 2: inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; or

•	Level 3: unobservable inputs that are supported by little or no market activity and that are significant to the fair values of the assets or liabilities.

The following table summarizes the financial instruments measured at fair value on a recurring basis classified in the fair value hierarchy (Level 1, 2 or 3) based on the inputs used for valuation in the accompanying combined balance sheet:

	As of March 31, 2014			As of December 31, 2013
Assets (Liabilities)	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Cross-currency swaps	£—	£36	£—	£—	£59	£—
Cross-currency swaps	—	(331)	—	—	(257)	—

Total	£—	£(295)	£—	£—	£(198)	£—

The Group’s cross-currency swaps are classified as Level 2 since all significant inputs are observable and do not require management judgment. There were no transfers between Level 1, Level 2 and Level 3 financial instruments during the three month period ended March 31, 2014 or the year ended December 31, 2013. The Group held no financial instruments measured at fair value during the three months period ended March 31, 2013.

9. COMMITMENTS AND CONTINGENCIES

From time to time, we are notified of possible claims or assessments arising in the normal course of business operations. Management continually evaluates such matters with legal counsel and believes that, although the ultimate outcome is not presently determinable, these matters will not result in a material adverse impact on our financial position or operations.

Operating Leases

The Group is obligated under certain long-term noncancelable operating leases related to land for its solar energy systems. Certain of these lease agreements contain renewal options. Below is a summary of the Group’s future minimum lease commitments as of March 31, 2014:

	Balance of
	2014	2015	2016	2017	2018	Thereafter	Total
Land leases	£95	£127	£127	£127	£127	£2,239	£2,842

10. SUBSEQUENT EVENTS

On May 21, 2014, 100% of the ordinary share capital of the project entities that comprise the Group, were sold to an affiliate of TerraForm Power, Inc.

For our combined financial statements as of March 31, 2014 and 2013 and for the three month periods ended March 31, 2014 and 2013, we have evaluated subsequent events through July 3, 2014, the date the combined financial statements were available to be issued.

Imperial Valley Solar 1 Holdings II, LLC and Subsidiaries

Consolidated Balance Sheets

(In Thousands of U.S. Dollars)

	March 31, 2014	December 31, 2013
Assets
Current assets:
Cash and cash equivalents	$6,119	$2,481
Accounts receivable	7,311	2,871
Cash grant receivable	105,120	111,933
Prepaid expenses	666	802
Other current assets	1,050	1,638

Total current assets	120,266	119,725

Noncurrent assets:
Restricted cash	199	510
Property, plant and equipment, net of accumulated depreciation of $7,183 and $1,943, respectively	557,915	522,015
Construction in progress	—	126,073
Intangible assets, net of amortization of $332 and $82, respectively	34,297	34,547
Deferred financing costs, net of accumulated amortization of $1,730 and $1,826, respectively	1,730	1,375
Long-term prepaid	2,352	2,929

Total noncurrent assets	596,493	687,449

Total assets	$716,759	$807,174

Liabilities and member’s equity
Liabilities:
Current liabilities:
Accounts payable	$3,303	$1,081
Accounts payable – related parties	8,000	8,586
Accrued expenses	25,677	81,790
Current portion of long-term debt, net of unamortized discount of $3,937 and $5,861, respectively	68,791	98,699

Total current liabilities	105,771	190,156

Noncurrent liabilities:
Long-term debt, net of unamortized discount of $1,433 and $1,134, respectively	401,006	401,306
Asset retirement obligation	2,955	2,333

Total noncurrent liabilities	403,961	403,639

Member’s equity:
Contributed capital	222,789	222,789
Accumulated deficit	(18,369)	(17,209)
Noncontrolling interest	2,607	7,799

Total member’s equity	207,027	213,379

Total liabilities and member’s equity	$716,759	$807,174

See accompanying notes.

Imperial Valley Solar 1 Holdings II, LLC and Subsidiaries

Consolidated Statements of Operations

(In Thousands of U.S. Dollars)

	Three Months Ended March 31,
	2014	2013
Revenues	$8,944	$—
Cost of revenues, including depreciation of $5,240 and $0, respectively, amortization of $250 and $0, respectively, and accretion of $38 and $0, respectively	6,760	—

Gross profit	2,184	—

Operating expenses:
General and administrative expenses	312	427

Total operating expenses	312	427

Profit (loss) from continued operations	1,872	(427)

Interest income	1	50
Interest expense	(7,966)	(4,104)

Net loss	(6,093)	(4,481)

Less: Loss attributable to noncontrolling interest	(4,933)	—

Net loss attributable to Imperial Valley Solar 1
Holdings II, LLC (Member)	(1,160)	(4,481)

See accompanying notes.

Imperial Valley Solar 1 Holdings II, LLC and Subsidiaries

Consolidated Statements of Changes in Member’s Equity

(In Thousands of U.S. Dollars)

	Contributed Capital	Accumulated Deficit	Noncontrolling Interest	Total Member’s Equity
Balance at December 31, 2013	$222,789	$(17,209)	$7,799	$213,379
Net loss	—	(1,160)	(4,933)	(6,093)
Financing fees paid on behalf of noncontrolling interest	—	—	(259)	(259)

Balance at March 31, 2014	$222,789	$(18,369)	$2,607	$207,027

See accompanying notes.

Imperial Valley Solar 1 Holdings II, LLC and Subsidiaries

Consolidated Statements of Cash Flows

(In Thousands of U.S. Dollars)

	Three months ended March 31,
	2014	2013
Operating activities
Net loss	$(6,093)	$(4,481)
Adjustments to reconcile net loss to net cash used in operating activities:		—
Depreciation	5,240	—
Accretion on asset retirement obligation	38	—
Amortization of financing costs	2,542	570
Amortization of intangible assets	250	—
Changes in operating assets and liabilities:
Accounts receivable	(4,049)	—
Prepaid expenses	440	1,834
Other current assets	176	(157)
Other noncurrent assets	(283)	(67)
Accounts payable and accrued expenses	6,585	6,046
Accounts payable and accrued expenses – related parties	(846)	(138)

Net cash provided by operating activities	4,000	3,967

Investing activities
Decrease in restricted cash	311	96,728
Capital expenditures	(55,558)	(105,016)
Receipt of government grants	105,418	—

Net cash provided by (used in) investing activities	50,171	(8,288)

Financing activities
Proceeds from project financing	72,960	4,712
Repayment of borrowings	(104,793)	—
Financed capital expenditures	(18,700)	—
Financing fees	—	(151)

Net cash (used in) provided by financing activities	(50,533)	4,561

Total change in cash and cash equivalents	3,638	240
Cash and cash equivalents, beginning of period	2,481	927

Cash and cash equivalents, end of period	$6,119	$1,167

Supplemental disclosures
Interest paid, net of amount capitalized	$861	$468
Noncash increases (decreases) to property, plant and equipment and construction in progress:
Amortization of prepaid expenses	$304	$(1,555)
Accounts payable and accrued expenses	$60,475	$40,365
Asset retirement obligation	$584	$—
Cash grant receivable	$(98,605)	$—
Other non cash investing and financing activities;
Financing fees paid by related party	$(259)	$—

See accompanying notes.

Imperial Valley Solar 1 Holdings II, LLC and Subsidiaries

Notes to the Consolidated Financial Statements

(In Thousands of U.S. Dollars)

For the Quarterly Period Ended March 31, 2014

1. Summary of Significant Accounting Policies

Nature of Business

Imperial Valley Solar 1 Holdings II, LLC (IVS 1 Holdings II) is a holding company that through its subsidiaries (collectively, the Company), was formed for the purpose of developing, constructing, owning and operating a utility-scale photovoltaic solar energy project with a capacity of 266 megawatts (MW) located in Calexico, California, United States, known as Mount Signal Solar (MSS).

IVS 1 Holdings II is wholly owned by SRP Power, LLC (Member), which is ultimately owned by Silver Ridge Power, LLC (SRP). SRP is a joint venture of The AES Corporation (AES Corp), and Riverstone/Carlyle Renewable Energy Partners II, LP (Riverstone). AES Corp and Riverstone are the ultimate controlling parties of the Company as they exercise joint control over SRP.

IVS 1 Holdings II was formed on September 24, 2012 at which point SRP Power, LLC contributed its existing equity interests in Imperial Valley Solar 1 Holdings, LLC (a subsidiary in which it held a controlling financial interest) to IVS 1 Holdings II, in exchange for equity interests in IVS 1 Holdings II. As a result, IVS 1 Holdings II became the owner of Imperial Valley Solar 1, LLC, an entity formed on April 9, 2012 for the purpose of developing, constructing, owning and operating the MSS project.

The commercial operation of MSS is recognized in three phases: the initial phase of 139 MW was placed into service on November 22, 2013 (Phase I), the second phase of 72.91 MW on December 20, 2013 (Phase II), and the last phase of 54 MW on March 4, 2014 (Phase III).

Interim Financial Presentation

The accompanying unaudited consolidated financial statements and footnotes have been prepared in accordance with generally accepted accounting principles in the United States of America (U.S. GAAP), as contained in the Financial Accounting Standards Board (FASB) Accounting Standards Codification, for interim financial information and Article 10 of Regulation S-X issued by the U.S. Securities and Exchange Commission (SEC). In the opinion of management, the interim financial information includes all adjustments of a normal recurring nature necessary for a fair presentation of the results of operations, financial position and cash flows. The results of operations for the three months ended March 31, 2014 are not necessarily indicative of results that may be expected for the year ending December 31, 2014. The accompanying consolidated financial statements are unaudited and should be read in conjunction with the Imperial Valley Solar 1 Holdings II, LLC and Subsidiaries audited consolidated financial statements and notes thereto as of December 31, 2013 and 2012 and for the years ended December 31, 2013 and for the period from September 24, 2012 (Date of Inception) to December 31, 2012.

There have been no significant changes to our accounting policies, nor have we adopted any new pronouncements, since December 31, 2013.

The consolidated financial statements are presented in U.S. Dollars and all values are rounded to the nearest thousand ($000), except when otherwise indicated.

Imperial Valley Solar 1 Holdings II, LLC and Subsidiaries

Notes to the Consolidated Financial Statements  (continued)

(In Thousands of U.S. Dollars)

Principles of Consolidation

Subsidiaries are fully consolidated from the date of their acquisition, being the date on which the Company obtains control, and continue to be consolidated until the date when such control ceases. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. Investments in which the Company does not have control but has the ability to exercise significant influence are accounted for using the equity method of accounting. All intercompany balances, transactions, unrealized gains and losses resulting from intercompany transactions are eliminated in the accompanying consolidated financial statements.

The accompanying consolidated financial statements include the accounts and results of operations of IVS 1 Holdings II, its wholly owned subsidiaries and those entities in which the Company has a controlling financing interest and which are required to be consolidated under applicable accounting standards. The usual condition for a controlling financial interest is ownership of a majority of the voting interests of an entity; however, a controlling financial interest may also exist in entities such as variable interest entities (VIEs), through arrangements that do not involve controlling voting interests.

A VIE is an entity (a) that has a total equity investment at risk that is not sufficient to finance its activities without additional subordinated financial support or (b) where the group of equity holders does not have (i) the ability to make significant decisions about the entity’s activities, (ii) the obligation to absorb the entity’s expected losses or (iii) the right to receive the entity’s expected residual returns; or (c) where the voting rights of some equity holders are not proportional to their obligations to absorb expected losses, receive expected residual returns, or both, and substantially all of the entity’s activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights.

The determination of which party has the power to direct the activities that most significantly impact the economic performance of the VIE could require significant judgment and assumptions. That determination considers the purpose and design of the business, the risks that the business was designed to create and pass along to other entities, the activities of the business that can be directed and which party can direct them, and the expected relative impact of the activities on the economic performance of the business throughout its life.

The Company has no VIEs.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the Company to make estimates and assumptions that affect amounts reported in the accompanying condensed consolidated financial statements and notes. Actual results could differ from those estimates. The Company’s significant estimates include the carrying amount and the estimated useful lives of its long-lived assets and the fair value of financial instruments.

Concentration of Credit Risk

The Company is exposed to concentrations of credit risk primarily related to cash and cash equivalents and restricted cash. The Company mitigates its exposure to credit risk by maintaining deposits at highly rated financial institutions and by monitoring the credit quality of the related financial institution and counterparties of the Company’s contracts.

Imperial Valley Solar 1 Holdings II, LLC and Subsidiaries

Notes to the Consolidated Financial Statements  (continued)

(In Thousands of U.S. Dollars)

The Company’s operations are concentrated within the United States, and any changes to government policies for renewable energy, including revisions or changes to renewable energy tax legislation, could have a negative effect on the Company’s activities, financial condition, and results of operations.

Cash and Cash Equivalents

The Company considers unrestricted cash on hand and deposits in banks to be cash and cash equivalents; such balances approximate fair value at March 31, 2014 and December 31, 2013. The Company has $6,119 and $2,481 cash and cash equivalents as of March 31, 2014 and December 31, 2013, respectively.

Restricted Cash

Restricted cash includes cash and cash equivalents that are restricted as to withdrawal or usage. The nature of restriction includes restrictions imposed by the financing agreement, power purchase agreement and debt service reserve. The construction disbursement account receives the proceeds of all construction loans and makes disbursements for the payment of construction costs.

Accounts Receivable and Allowance for Doubtful Accounts

The Company reviews its accounts receivable for collectibility and records an allowance for doubtful accounts for estimated uncollectible accounts receivable. Accounts receivable are written off when they are no longer deemed collectible. Write-offs would be deducted from the allowance and subsequent recoveries would be added. The allowance is based on the Company’s assessment of known delinquent accounts, historical experience and other currently available evidence of the collectibility and the aging of accounts receivable. The underlying assumptions, estimates and assessments the Company uses to provide for losses are updated to reflect the Company’s view of current conditions. Changes in such estimates could significantly affect the allowance for losses. It is possible the Company will experience credit losses that are different from the Company’s current estimates. Based on the Company’s assessment performed at March 31, 2014 and December 31, 2013, no allowance for doubtful accounts was necessary.

Income Taxes

The Company and its subsidiaries are limited liability companies treated as partnerships and single-member disregarded entities for U.S. income tax purposes. As such, U.S. federal and state income taxes are generally not recognized at the entity level but instead, income is taxed at the owner-member level. Accordingly, the Company and its subsidiaries do not have liabilities for U.S. federal or state taxes and, therefore, no current income taxes or deferred income taxes are reflected in these financial statements.

Noncontrolling Interest

Mount Signal Tax Equity Financing

On August 15, 2013, Imperial Valley Solar 1 Holdings, LLC (IVS1 Holdings), a subsidiary of the Company, entered into an arrangement that admitted a noncontrolling shareholder as a partner (tax equity investor) in the MSS Project, and received net proceeds of $9,000 on October 9, 2013 in return. IVS1 Holdings will receive an additional estimated $94,000 (Cash Grant Capital Contribution) upon satisfaction of a set of conditions precedent to this contribution. Under the terms of the arrangement,

Imperial Valley Solar 1 Holdings II, LLC and Subsidiaries

Notes to the Consolidated Financial Statements  (continued)

(In Thousands of U.S. Dollars)

the tax equity investor will receive disproportionate returns on its investment of the profit or loss, and will share in the cash distributions from MSS. The preferential return period continues until the tax equity investor recovers its investment and achieves a cumulative after-tax return of 20%.

IVSI Holdings currently estimates the preferential return period to end on December 31, 2023. The length of the preferential return period is dependent upon estimated future cash flows as well as projected tax benefits. At the end of the preferential return period, IVS1 Holdings will continue to share in the profit or loss and in the cash distributions at rates pursuant to the agreement with the tax equity investor. During and beyond the preferential return period, IVS1 Holdings retains a class of membership interests which provide it with day-to-day operational and management control of MSS. However, certain decisions require the approval of the tax equity investor.

Under the IVS1 Holdings tax equity structure, the Company is the managing member and responsible for the management of MSS. The tax equity member is viewed as a passive investor in MSS, although it is afforded certain rights related to major decisions. As the managing member, the Company is responsible for day-to-day operating decisions related to MSS and for preparing the annual operating and capital expenditure budgets. If a proposed operating budget exceeds the prior year’s budget by a certain percentage, the tax equity member has the right to veto the variation from budget. The tax equity member is also provided other customary protective rights.

Noncontrolling interests are classified as a separate component of equity in the consolidated balance sheets and consolidated statements of changes in equity. Additionally, net income and comprehensive income attributable to noncontrolling interests are reflected separately from consolidated net income and comprehensive income in the consolidated statements of operations and consolidated statements of changes in equity. Any change in ownership of a subsidiary while the controlling financial interest is retained is accounted for as an equity transaction between the controlling and noncontrolling interests. Losses continue to be attributed to the noncontrolling interests, even when the noncontrolling interests’ basis has been reduced to zero.

We determine the net income (loss) attributable to the controlling partner by deducting from net income (loss) the amount of net income (loss) attributable to the noncontrolling interest. The net income (loss) attributable to the noncontrolling interest represents the tax equity investors’ allocable share in the results of the MSS project. We have determined that the provisions in the Tax Equity Finance Arrangement represent a substantive profit sharing arrangement. We have further determined that the appropriate methodology for calculating the noncontrolling interest balance that reflects the substantive profit sharing arrangement is a balance sheet approach using the Hypothetical Liquidation at Book Value method, or HLBV method. We therefore use the HLBV method to determine the share of the results of the MSS Project attributable to the tax equity investor, which we record in our consolidated balance sheets as noncontrolling interest. The HLBV method determines the tax equity investor’s allocable share of the results of the MSS Project by calculating the net change in the tax equity investor’s share in the consolidated net assets of the MSS Project at the beginning and end of the period after adjusting for any transactions between the MSS Project and the MSS Project investors, such as capital contributions or cash distributions.

Property, Plant and Equipment

Property, plant and equipment (PPE) is stated at cost, net of accumulated depreciation and/or accumulated impairment losses, if any. Such costs include the costs of replacing component parts of the PPE and borrowing costs for long-term construction projects if the recognition criteria are met.

Imperial Valley Solar 1 Holdings II, LLC and Subsidiaries

Notes to the Consolidated Financial Statements  (continued)

(In Thousands of U.S. Dollars)

Land option payments are reclassified to PPE once the option is exercised. All other pre-development project costs are expensed during the pre-development sub-phase. Once the pre-development sub-phase is completed, a solar project advances to the development sub-phase, financing, engineering and construction phases. Costs incurred in these phases are capitalized as incurred and presented as Construction in progress (CIP). Payments for engineering costs, insurance costs, salaries, interest and other costs directly relating to CIP are capitalized during the construction period provided the completion of the project is deemed probable, or expensed at the time the Company determines that development of a particular project is no longer probable.

The continued capitalization of such costs was subject to ongoing risks related to successful completion, including those related to government approvals, siting, financing, constructing, permitting and contract compliance. Revenues earned before a project is placed in service are recorded as a reduction to the related project’s cost. Once a project is placed in service, all accumulated costs are reclassified from CIP to PPE, and become subject to depreciation or amortization. For the three months ended March 31, 2014, the Company recorded $421 of revenues before Phase III was placed in service. For the year ended December 31, 2013, the Company recorded $3,147 of revenues before Phases I and II were placed in service. For the three months ended March 31, 2013, the Company did not earn any revenue.

Many of the Company’s construction and equipment procurement agreements contain damage clauses relating to construction delays and contractually specified performance targets. These clauses are negotiated to cover lost margin or revenues from the Solar Projects in the event of nonperformance. Liquidated damages are those payments received from contractors that are related to a failure to meet contractually specified performance targets or completion dates prior to commercial operations and are recorded as a reduction to the cost of Solar Projects.

Assets related to the generation of energy are generally placed in service when the power plant is electrically and mechanically complete and is able to operate safely. The Company generally considers this milestone achieved when (a) the following items are completed: (i) inverters are calibrated and operating in accordance with manufacturing specifications, (ii) isolation testing has been successfully completed, (iii) generation equipment has been tested in accordance with manufacturer specifications, (iv) preliminary load testing has been successfully completed and (v) electrical protection checking has been successfully completed and (b) the plant is connected to the electrical grid. For large plants which may be commissioned in sections, a power plant may be placed in service in stages. Any shared assets will be placed in service when the first portion is placed in service.

Land owned by the Company is not depreciated. Land has an unlimited useful life. The Company’s depreciation of PPE is computed using the straight-line method over the estimated useful lives of the assets, which are accounted for on a component basis. At March 31, 2014, the useful lives of the Company’s components are as follows:

Panels	25 years
Structures	25 years
Inverters	25 years
Transformer	20-25 years
Other items	5 years
Leasehold improvements	Over the lesser of the useful life or the term of the land lease

Imperial Valley Solar 1 Holdings II, LLC and Subsidiaries

Notes to the Consolidated Financial Statements  (continued)

(In Thousands of U.S. Dollars)

Upon Phase I and II of MSS being placed in service during 2013 and Phase III in March 2014, the depreciation of PPE commenced for each phase.

An item of PPE and any other significant part initially recognized is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on de-recognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the Consolidated Statements of Operations when the asset is derecognized. For the periods presented, the Company did not recognize any gain or loss on the derecognition of assets.

All repair and maintenance costs that do not meet capitalization criteria are recognized in the Consolidated Statements of Operations as incurred.

The assets’ residual values, useful lives and methods of depreciation are reviewed at each financial year-end and adjusted prospectively, if appropriate.

Capitalized Interest

The Company capitalizes interest on borrowed funds used to finance capital projects. Capitalization is discontinued once a phase of the project is placed in service. The capitalized interest during construction is classified in CIP in the accompanying Consolidated Balance Sheets (see Note 3 – Construction in Progress). Once placed in service, the capitalized interest is classified in PPE in the accompanying Consolidated Balance Sheets (see Note 2 – Property, Plant and Equipment).

Asset Retirement Obligation

In accordance with the accounting standards for asset retirement obligations (AROs), the Company records the fair value of the liability for a legal obligation to retire an asset in the period in which the obligation is incurred if a reasonable estimate of fair value can be made.

When a new liability is recognized, the Company capitalizes the costs of the liability by increasing the carrying amount of the related long-lived asset. The liability is accreted to its present value each period and the capitalized cost is depreciated over the useful life of the related asset. Accretion expense is calculated by applying the effective interest rate to the carrying amount of the liability at the beginning of each period and is included in cost of revenues in the accompanying Consolidated Statements of Operations. The effective interest rate is the credit-adjusted risk-free rate applied when the liability (or portion of the liability) was initially measured and recognized. Changes resulting from revisions to the timing or amount of the original estimates of cash flows are recognized as an increase or a decrease in the asset retirement cost and AROs.

The Company recognized an ARO as of March 31, 2014 and December 31, 2013 related to the MSS project (see Note 12 – Asset Retirement Obligation).

Recoverability of Long-Lived Assets

The Company evaluates the recoverability of its long-lived assets whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. The carrying amount of the Company’s long-lived assets is considered impaired when their anticipated undiscounted cash flows are less than their carrying value. Impairment is measured as the difference between the discounted expected future cash flows and the assets’ carrying amount.

Imperial Valley Solar 1 Holdings II, LLC and Subsidiaries

Notes to the Consolidated Financial Statements  (continued)

(In Thousands of U.S. Dollars)

The Company’s long-lived assets are primarily comprised of property, plant and equipment and intangibles.

The Company has not recognized any impairment losses on its long-lived assets as of March 31, 2014 or December 31, 2013 and for the three months ended March 31, 2014 and 2013.

Financing Costs

Financing costs are deferred and amortized over the related financing period using the effective interest method. The initial fees paid directly to the lenders under the nonrecourse agreement have been classified as debt discount and included in long-term debt on the Consolidated Balance Sheets. The amortization of deferred financing costs and debt discount is included as interest expense in the accompanying Consolidated Statements of Operations unless capitalized as part of PPE (see Note 11 – Long-Term Debt).

Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consist of accounts due to vendors related to the Company’s operations and construction. The nature of these payables relates to costs for legal, maintenance, spare parts, administrative, and accrued construction and operation costs.

Leases

Leases that meet certain criteria are classified as capital leases, and assets and liabilities are recorded at amounts equal to the lesser of the present value of the minimum lease payments or the fair value of the leased properties at the beginning of the respective lease terms. Leases that do not meet such criteria are classified as operating leases. When the Company is the lessee, related rentals are charged to expense on a straight-line basis. As a lessee, the Company did not have any capital or operating leases as of March 31, 2014 or December 31, 2013.

The Company is a lessor under the terms of a long-term PPA for the sale of electricity and green credits. The term of the PPA is for 25 years. Under this agreement, the Company will recognize revenue as energy is delivered (see Note 1 – Summary of Significant Accounting Policies – Revenue Recognition).

Fair Value

Fair value, as defined in the fair value measurement accounting guidance, is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, or exit price. The Company follows the fair value measurement accounting guidance for financial assets and liabilities and for nonfinancial assets and liabilities measured on a nonrecurring basis. The fair value measurement accounting guidance requires that the Company make assumptions market participants would use in pricing an asset or liability based on the best information available. Reporting entities are required to consider factors that were not previously measured when determining the fair value of financial instruments. These factors include nonperformance risk and credit risk. The fair value measurement guidance prohibits inclusion of transaction costs and any adjustments for blockage factors in determining the instruments’ fair value. The principal or most advantageous market should be considered from the perspective of the reporting entity.

Imperial Valley Solar 1 Holdings II, LLC and Subsidiaries

Notes to the Consolidated Financial Statements  (continued)

(In Thousands of U.S. Dollars)

Fair value, where available, is based on observable quoted market prices. Where observable prices or inputs are not available, several valuation models and techniques are applied. These models and techniques attempt to maximize the use of observable inputs and minimize the use of unobservable inputs. The process involves varying levels of management judgment, the degree of which is dependent on the price transparency of the instruments or market and the instruments’ complexity.

To increase consistency and enhance disclosure of the fair value, the fair value measurement accounting guidance creates a fair value hierarchy to prioritize the inputs used to measure fair value into three categories. An asset’s or liability’s level within the fair value hierarchy is based on the lowest level of input significant to the fair value measurement, where Level 1 is the highest and Level 3 is the lowest. The three levels are defined as follows:

•	Level 1 – Quoted prices in active markets for identical assets or liabilities.

•	Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

•	Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

Revenue Recognition

The Company is party to a PPA for the sale of electricity and green credits. The PPA has been evaluated and classified as an operating lease with a non-lease element. Thus, the Company recognizes revenue based upon rates specified in the PPA when the electricity is delivered. The Company commenced the recognition of revenue upon Phase I being placed into service on November 22, 2013.

Green credits are renewable energy certificates that are created based on the amount of renewable energy generated and are used to meet renewable energy portfolio standards of a jurisdiction. Pursuant to the accounting standards for revenue recognition, transfer is not considered to have occurred until the customer takes title to the product. The recognition of the sale of green credits is classified as Revenues in the accompanying Consolidated Statements of Operations. All revenue recognized for the three months ended March 31, 2014 was for electricity sales and green credits.

General and Administrative Expenses

General and administrative expenses include corporate and other expenses related to corporate staff functions and initiatives which include executive management, finance and accounting, legal, human resources and information systems.

Cash Grant

The Company recognizes government grants when there is reasonable assurance that both; the entity complied with all the conditions set forth by the respective government, and that the grant will be

Imperial Valley Solar 1 Holdings II, LLC and Subsidiaries

Notes to the Consolidated Financial Statements  (continued)

(In Thousands of U.S. Dollars)

received. Government grants whose primary condition relates to the purchase, construction or acquisition of long-lived assets are recognized by reducing the asset by the grant amount. (See Note 6 – Cash Grant Receivable.)

2. Property, Plant and Equipment

Upon Phases I and II of the MSS project being placed in service during 2013 and Phase III being placed in service on March 4, 2014, the total balance of Construction in Progress (CIP) balance related to the respective phase as well as the shared asset were reclassified to property, plant and equipment (PPE) and depreciation commenced.

	March 31, 2014	December 31, 2013
Land	$9,206	$9,206
Solar power generation equipment	552,875	512,318
Asset retirement costs	2,905	2,322
Office, furniture and equipment	112	112
Less: Accumulated depreciation	(7,183)	(1,943)

Total property, plant and equipment, net	$557,915	$522,015

Depreciation expense for the three months ended March 31, 2014 and 2013 was $5,240 and $0, respectively.

PPE reduced by $98,605 for Phases II and III during the three months ended March 31, 2014 and by $111,933 for Phases I during the year ended December 31, 2013 for the amount of the Cash Grant Receivable (refer to Note 6 – Cash Grant Receivable).

All of the PPE was pledged as a security for the Company’s debt as of March 31, 2014 and December 31, 2013.

3. Construction in Progress

The MSS project was fully placed in service on March 4, 2014, therefore, as of March 31, 2014, the Company no longer had a balance in CIP. As of December 31, 2013, the Company had CIP of $126,073 related to Phase III, while Phase I and Phase II of the MSS project were placed into service as of December 31, 2013. Capitalized costs in CIP included panels, compensation, insurance costs, capitalized interest and overhead costs related to persons directly involved in the development and/or construction of the MSS project.

Interest and certain fees deferred and amortized in connection with the Company’s debt have been capitalized during the period of construction. The Company capitalized interest in the amount of $2,067 and $3,625 during the three months ended March 31, 2014 and for the three months ended March 31, 2014, respectively.

4. Intangible assets

The Company has intangible assets of $34,297 and $34,547 as of March 31, 2014 and December 31, 2013, respectively. Intangible assets include land control rights, rights to an interconnection

Imperial Valley Solar 1 Holdings II, LLC and Subsidiaries

Notes to the Consolidated Financial Statements  (continued)

(In Thousands of U.S. Dollars)

agreement, land permits and a power purchase agreement. Amortization expense related to intangible assets subject to amortization was $250 and $0 for the three months ended March 31, 2014 and 2013, respectively.

The following summarizes the estimated amortization expense as of March 31, 2014:

	Years Ending December 31,
	2014	2015	2016	2017	2018	Thereafter	Total
Amortizable intangibles	$943	$1,247	$1,247	$1,247	$1,247	$28,366	$34,297

The average useful life of intangible assets subject to amortization is 28 years.

5. Cash and Cash Equivalents and Restricted Cash

As of March 31, 2014 and December 31, 2013, the Company had cash and cash equivalents of $6,119 and $2,481, respectively. As of March 31, 2014 and December 31, 2013, the Company had restricted cash of $199 and $510, respectively. As of March 31, 2014 and December 31, 2013, restricted cash was held in a construction disbursement bank account administered by a financial institution on behalf of the Company for the payment of construction costs.

6. Cash Grant Receivable

On December 18, 2013, the Company applied for the cash grant under Section 1603, Payments for Specified Energy Property in Lieu of Tax Credits of the American Reinvestment and Recovery Act of 2009 for the Phase I of the MSS project (Phase I Cash Grant). The Company concluded that conditions were met on December 18, 2013 for the recognition of the Phase I Cash Grant and the Company recognized a Phase I Cash Grant receivable of $111,933 with a corresponding reduction of property, plant and equipment. On March 31, 2014, the Company received proceeds related to the Phase I Cash Grant receivable of $105,418. The Company expects to collect the remaining Phase I Cash Grant upon addressing US Treasury’s review questions.

On February 18, 2014 the Company applied for the cash grant under Section 1603, Payments for Specified Energy Property in Lieu of Tax Credits of the American Reinvestment and Recovery Act of 2009 for the Phase II of the MSS project (Phase II Cash Grant). The Company has concluded that conditions were met on February 18, 2014 for the recognition of the Phase II Cash Grant and the Company recognized a Phase II Cash Grant receivable of $59,089 with a corresponding reduction of property, plant and equipment. On April 21, 2014, the Company received proceeds related to the Phase II Cash Grant receivable of $55,380. The Company expects to collect the remaining Phase II Cash Grant receivable upon addressing US Treasury’s review questions.

On March 31, 2014, the Company applied for the cash grant under Section 1603, Payments for Specified Energy Property in Lieu of Tax Credits of the American Reinvestment and Recovery Act of 2009 for the Phase III of the MSS project (Phase III Cash Grant). The Company has concluded that conditions were met on March 31, 2014 for the recognition of the Phase III Cash Grant and the Company recognized a Phase III Cash Grant receivable of $39,517 with a corresponding reduction of property, plant and equipment. On April 25, 2014, the Company received proceeds related to the Phase III Cash Grant receivable of $36,796. The Company expects to collect the remaining Phase III Cash Grant receivable upon addressing US Treasury’s review questions.

Imperial Valley Solar 1 Holdings II, LLC and Subsidiaries

Notes to the Consolidated Financial Statements  (continued)

(In Thousands of U.S. Dollars)

7. Prepayments

Prepayments as of March 31, 2014 and December 31, 2013 were $3,018 and $3,731, respectively. As of March 31, 2014 and December 31, 2013, $2,352 and $2,929 of the prepayments related to financing costs related to MSS financial close and insurance, which had been recognized as a long-term prepaid because the related debt for these facilities has not yet been drawn. The remaining prepayments related to prepaid plant insurance and other expenses.

8. Accounts Payable

Accounts payable as of March 31, 2014 and December 31, 2013 were $3,303 and $1,081, respectively, and related to amounts owed to third parties for construction, operation and maintenance, legal and environmental costs.

9. Accrued Expenses

Accrued expenses as of March 31, 2014 and December 31, 2013 were $25,677 and $81,790, respectively and are predominantly comprised of construction and operation costs not yet invoiced, consulting, audit fees and accrued interest.

10. Member’s Equity

The Company operates under the Operating Limited Liability Agreement (LLC Agreement) dated September 21, 2012. The authorized unit capital of the Company is 10 units.

At the closing of the financing for its MSS project in November 2012, the Company received an equity contribution of $108,955 in cash and an additional non-cash contribution for incurred project costs of $100,779.

Non-cash contribution to the Company included project rights and capitalized development and costs related to preparing the asset for its intended use. Project rights include land control rights, rights to an interconnection agreement, a power purchase agreement and land permits.

11. Long-Term Debt

In November 2012, the Company obtained financing for its MSS project. The financing arrangement included $415,700 in secured senior notes (Notes), a $220,000 cash grant bridge loan (CGBL) and a letter of credit facility (LC facility) of $79,640. The Company had fully drawn on the Notes as of December 31, 2012. The Notes are secured by a first priority security interest in the membership interests of the MSS project and all of its assets. The Notes bear interest at 6.00% and are due June 2038. Repayment of the Notes is scheduled to begin in the second half of 2014. The Notes are redeemable at the Company’s option, at par value plus accrued interest. Under the financing agreement for the notes, the Company is limited to the distribution of dividends until the project is in operation and all distribution requirements under the financing agreements are met.

The CGBL lenders have first priority on the proceeds from the Cash Grant. The CGBL will be repaid with the cash grant. The Company has applied for the cash grant under Section 1603, Payments for

Imperial Valley Solar 1 Holdings II, LLC and Subsidiaries

Notes to the Consolidated Financial Statements  (continued)

(In Thousands of U.S. Dollars)

Specified Energy Property in Lieu of Tax Credits of the American Reinvestment and Recovery Act of 2009 since commercial operation began on the first phase of the MSS project. During 2013, the Company started draws on the CGBL, as the proceeds from the Notes were fully utilized. During the three months ended March 31, 2014, the Company drew an additional $72,960 under the CGBL facility and repaid $104,793. As of March 31, 2014, the Company had an outstanding balance of $59,413 for CGBL. The CGBL has a fixed interest rate for each specific draw and bears interest at 3.35% to 3.37%.

Future maturities of the Notes and CGBL are as follows as of March 31, 2014:

Years ending December 31,
2014	$72,727
2015	13,147
2016	18,022
2017	14,022
2018	14,324
Thereafter	342,925

Total	$475,167

The LC facility allows the MSS project to issue letters of credit to certain of its counterparties. The LC facility is secured by a security interest in the MSS project and by a second priority interest in proceeds from the Grant. Upon obtaining the financing in 2012, MSS issued $41,347 of letters of credit under the LC facility. A letter of credit issued in 2012 in relation to the procurement of modules for $6,500 was released and cancelled during 2013. During the three months ended March 31, 2014, the Company issued additional letters of credit of $12,746. As of March 31, 2014, the Company has $47,593 in letters of credit outstanding under the LC facility. The Company pays a commitment fee of 0.75% on the unused portion of the LC facility.

The outstanding indebtedness, net of debt discount, is as follows as of March 31, 2014:

	Current	Long-Term	Total Principal
Notes	$13,174	$401,006	$414,180
CGBL	55,617	—	55,617

Total debt outstanding	$68,791	$401,006	$469,797

12. Asset Retirement Obligation

As of March 31, 2014, the Company has recorded an ARO of $2,955, which includes an additional amount of $584 related to the completion of Phase III of the MSS project. The estimated liability is based on the future estimated costs associated with the dismantlement, demolition and removal of the solar power plant. The liability is calculated based on the following assumptions:

Estimated useful life	25 years
Inflation factor	2.19
Credit-adjusted risk-free discount rate	6%

Imperial Valley Solar 1 Holdings II, LLC and Subsidiaries

Notes to the Consolidated Financial Statements  (continued)

(In Thousands of U.S. Dollars)

The estimate of the ARO is based on projected future retirement costs and requires management to exercise significant judgment. Such costs could differ significantly when they are incurred.

For the three months ended March 31, 2014 and 2013, the Company recognized accretion expense of $38 and $0, respectively.

13. Fair Value

The fair value of current financial assets and liabilities and other deposits, approximates their reported carrying amounts due to their short maturities. The fair value of long-term debt is estimated differently based upon the type of loan.

	March 31, 2014		December 31, 2013
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets
Cash and cash equivalents	$6,119	$6,119	$2,481	$2,481
Restricted cash	199	199	510	510
Accounts receivable	7,311	7,311	2,871	2,871

Total assets	$13,629	$13,629	$5,862	$5,862

Liabilities
Accounts payable	$3,303	$3,303	$1,081	$1,081
Accounts payable – related parties	8,000	8,000	8,586	8,586
Accrued expenses	25,677	25,677	81,790	81,790
Long-term debt	469,797	420,418	500,005	488,864

Total liabilities	$506,777	$457,398	$585,185	$574,044

Valuation Techniques

The fair value measurement accounting guidance describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach would use prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach would use valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset. All financial assets and liabilities (other than debt) are classified as Level 1 in the fair value hierarchy for the purpose of determining and disclosing the fair value of financial instruments.

Debt

The fair value of debt is estimated differently based upon the type of loan. For variable rate loans and fixed rate loans with maturity of less than one year, carrying value approximates fair value. The fair value of fixed rate loans is estimated using a discounted cash flow analysis. In the discounted cash flow analysis, the discount rate is based on the credit rating of the individual debt instruments, if available, or the credit rating of the subsidiary. If the subsidiary’s credit rating is not available, a

Imperial Valley Solar 1 Holdings II, LLC and Subsidiaries

Notes to the Consolidated Financial Statements  (continued)

(In Thousands of U.S. Dollars)

synthetic credit rating is determined using certain key metrics, including cash flow ratios and interest coverage, as well as other industry-specific factors. For the three months ended March 31, 2014 and for the year ended December 31, 2013, the Company classified the debt as Level 3 in the fair value hierarchy for the purpose of determining and disclosing the fair value of financial instruments. The fair value of recourse and non-recourse debt excludes accrued interest at the valuation date.

The Company does not have any assets and liabilities that are measured at fair value on a recurring basis.

14. Related-Party Transactions

For the purpose of the financial statements, parties are considered to be related to the Company if the Company has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Company and the party are subject to common control or common significant influence. Related parties may be individuals or other entities.

The Company has management and operations agreements with U.S. Solar Services (USSS), a wholly owned company of Member and ultimately SRP, which provides construction management and general and administrative services. During the three months ended March 31, 2014 and 2013, the Company recorded $1,125 and $309 of management expenses with USSS.

In addition, the Company has related party transactions of $6,709 which related to payments on its behalf by AES Solar Power, LLC for payments related to the inception of the noncontrolling interest for consultants and legal fees and payments for environmental insurance required to be held by the IVS1 Holdings.

15. Commitments and Contingencies

Capital Commitments

Upon the MSS project achieving financial close in 2012, certain conditions precedent were met resulting in MSS project’s engineering, procurement and construction contract (EPC) and panel supply agreement becoming effective. The total estimated contract value of the EPC contract as of December 31, 2012 was $360,360. In 2013, due to an EPC settlement and change orders, the EPC contract increased an additional $4,677. As of March 31, 2014, $6,955 remains unpaid under the EPC agreement.

Operating Leases

The Company is obligated under certain long-term noncancelable operating leases related to land for its solar projects. Certain of these lease agreements contain renewal options and inflation-adjusted rent escalation clauses. The Company capitalized $7 and $105 for the three months ended March 31, 2014 and 2013, respectively, related to land leases. Rent expense for the three months ended March 31, 2014 and 2013 under the land agreements was $90 and $0, respectively.

Below is a summary of the Company’s future minimum lease commitments as of March 31, 2014:

	Years ending December 31,
	2014	2015	2016	2017	2018	Thereafter	Total
Land leases	$320	$436	$444	$453	$462	$12,189	$14,304

Imperial Valley Solar 1 Holdings II, LLC and Subsidiaries

Notes to the Consolidated Financial Statements  (continued)

(In Thousands of U.S. Dollars)

Letter of Credit

In the normal course of business, the Company may enter into various agreements providing performance assurance to third parties. Such agreements include letters of credit and are entered into primarily to support or enhance the creditworthiness of the Company by facilitating the availability of sufficient credit to accomplish the intended business purposes of the Company.

As discussed in Note 11- Long-Term Debt, the LC facility allows the MSS project to issue letters of credit to certain counterparties. The letters of credit are required under the MSS project financing agreement to be posted during construction. The Company issued letters of credit for PPA, and interconnection studies and upgrades. The letters of credit are issued with a one-year maximum duration and extended for additional periods at the Company’s discretion. The others have expiration beyond March 31, 2014 and some will automatically renew unless the Company makes a notification.

Legal Proceedings

The Company does not have any legal proceedings that are currently pending. From time to time, the Company or its subsidiaries may be party to various lawsuits, claims and other legal and regulatory proceedings that arise in the ordinary course of business. These actions may seek, among other things, compensation, civil penalties, or injunctive or declaratory relief.

Environmental Contingencies

The Company reviews its obligations as they relate to compliance with environmental laws, including site restoration and remediation. For the three months ended March 31, 2014 and for the year ended December 31, 2013, there were no known environmental contingencies that required the Company to recognize a liability.

16. Subsequent Events

Subsequent events have been evaluated through June 13, 2014, the date these financial statements were available to be issued.

On April 21, 2014, the Company received proceeds related to the Phase II Cash Grant receivable of $55,380 and on April 25, 2014, the Company received proceeds related to the Phase III Cash Grant receivable of $36,796. The Company expects to collect the remaining Phase II and Phase III Cash Grant receivables upon addressing US Treasury’s review questions.

On April 29, 2014, the CGBL facility was fully repaid with the Cash Grant proceeds.

Report of Independent Registered Public Accounting Firm

To SunEdison Yieldco, Inc.:

We have audited the accompanying balance sheet of SunEdison Yieldco, Inc. (the Company) as of January 15, 2014. The balance sheet is the responsibility of the Company’s management. Our responsibility is to express an opinion on the balance sheet based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of the Company as of January 15, 2014, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

McLean, Virginia

April 10, 2014

SunEdison Yieldco, Inc.

Balance Sheet

January 15, 2014
Stockholder’s Equity
Common Stock	$10
Receivable for issuance of common stock	(10)

Total stockholder’s equity	$—

See accompanying notes to balance sheet.

SunEdison Yieldco, Inc.

Notes to Balance Sheet

1. NATURE OF OPERATIONS

SunEdison Yieldco, Inc. (the “Corporation”) is a Delaware corporation formed on January 15, 2014 by SunEdison, Inc. (“SunEdison” or “Parent”) as a wholly owned subsidiary of SunEdison. The Corporation intends to become a holding company with its sole assets expected to be an equity interest in SunEdison Yieldco, LLC. (“SunEdison Yieldco”). The Corporation intends to be the managing member of SunEdison Yieldco and will operate and control the business affairs of SunEdison Yieldco. As of December 31, 2013, the Corporation was not yet incorporated and had no operations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The SunEdison Yieldco, Inc. balance sheet has been prepared in accordance with U.S. generally accepted accounting principles. Separate statements of income, changes in stockholder’s equity and cash flows have not been presented in the financial statements because there have been no activities of this entity other than those related to its formation.

3. STOCKHOLDER’S EQUITY

The Corporation is authorized to issue 1,000 shares of common stock, par value $0.01 per share. The Corporation has issued all 1,000 shares of common stock to SunEdison in exchange for the $10 par value.

Report of Independent Registered Public Accounting Firm

To TerraForm Power:

We have audited the accompanying combined consolidated balance sheets of TerraForm Power (a solar energy generation asset business of SunEdison, Inc.) (the Company) as of December 31, 2013 and 2012, and the related combined consolidated statements of operations, equity, and cash flows for each of the years in the two-year period ended December 31, 2013. These combined consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these combined consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined consolidated financial statements referred to above present fairly, in all material respects, the financial position of TerraForm Power as of December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

McLean, Virginia

May 27, 2014

TerraForm Power (Predecessor)

Combined Consolidated Statements of Operations

	For the year ended December 31,
In thousands	2013	2012
Operating revenues:
Energy	$8,928	$8,193
Incentives	7,608	5,930
Incentives-affiliate	933	1,571

Total operating revenues	17,469	15,694

Operating costs and expenses:
Cost of operations	1,024	837
Cost of operations-affiliate	911	680
General and administrative	289	177
General and administrative-affiliate	5,158	4,425
Depreciation and accretion	4,961	4,267

Total operating costs and expenses	12,343	10,386

Operating income	5,126	5,308
Other (income) expense:
Interest expense, net	6,267	5,702
Gain on foreign currency exchange	(771)	—

Total other expenses, net	5,496	5,702

Loss before income tax benefit	(370)	(394)
Income tax benefit	(88)	(1,270)

Net (loss) income	$(282)	$876

See accompanying notes to combined consolidated financial statements.

TerraForm Power (Predecessor)

Combined Consolidated Balance Sheets

	As of December 31,
In thousands	2013	2012
Assets
Current assets:
Cash and cash equivalents	$1,044	$3
Restricted cash, including consolidated variable interest entities of $2,139 and $0 in 2013 and 2012, respectively	62,321	4,538
Accounts receivable	1,505	613
Deferred income taxes	128	27
VAT receivable and other current assets	41,360	3,673

Total current assets	106,358	8,854
Property and equipment, net, including consolidated variable interest entities of $26,006 and $0 in 2013 and 2012, respectively	407,356	111,697
Intangible assets	22,600	22,600
Deferred financing costs, net	12,397	1,828
Other assets	18,166	13,976

Total assets	$566,877	$158,955

Liabilities and Equity
Current liabilities:
Current portion of long-term debt and financing lease obligations, including consolidated variable interest entities of $587 and $0 in 2013 and 2012, respectively	$36,682	$1,191
Current portion of capital lease obligations	773	1,802
Accounts payable and other current liabilities	8,688	575
Deferred revenue	428	205
Due to parent and affiliates	82,051	5,988

Total current liabilities	128,622	9,761
Other liabilities:
Long-term debt and financing lease obligations, less current portion, including consolidated variable interest entities of $8,683 and $0 in 2013 and 2012, respectively	371,427	74,307
Long-term capital lease obligations, less current portion	28,398	29,172
Deferred revenue	5,376	5,012
Deferred income taxes	6,600	4,499
Asset retirement obligations, including consolidated variable interest entities of $1,627 and $0 in 2013 and 2012, respectively	11,002	6,175

Total liabilities	551,425	128,926

Equity:
Net parent investment	2,674	30,029
Non-controlling interests	12,778	—

Total equity	15,452	30,029

Total liabilities and equity	$566,877	$158,955

See accompanying notes to combined consolidated financial statements.

TerraForm Power (Predecessor)

Combined Consolidated Statements of Cash Flows

	For the year ended December 31,
In thousands	2013	2012
Cash flows from operating activities:
Net (loss) income	$(282)	$876
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Non-cash incentive revenue	(1,761)	(1,831)
Non-cash interest expense	1,139	1,119
Depreciation and accretion	4,961	4,267
Amortization of deferred financing costs and debt discounts	119	161
Recognition of deferred revenue	(205)	(190)
Deferred taxes	(253)	(1,270)
Gain on foreign currency exchange	(771)	—
Other	13	214
Changes in assets and liabilities:
Accounts receivable	(892)	106
VAT receivable and other current assets	(33,701)	(786)
Accounts payable and other current liabilities	4,774	(613)
Deferred revenue	792	173
Due to parent and affiliates	18,865	664

Net cash (used in) provided by operating activities	(7,202)	2,890

Cash flows from investing activities:
Capital expenditures	(205,361)	(2,274)
Receipts of grants in lieu of tax credits	—	5,466
Change in restricted cash	(58,878)	(3,602)

Net cash used in investing activities	(264,239)	(410)

Cash flows from financing activities:
Principal payments on long-term debt	(2,838)	(529)
Change in restricted cash for principal payments on long-term debt	2,834	475
Repayments of solar energy system capital lease obligations	(1,803)	(1,762)
Proceeds from long-term debt	304,729	—
Contributions from non-controlling interest	12,778	—
Net parent investment	(32,702)	(648)
Payment of deferred financing costs	(10,516)	(13)

Net cash provided by (used in) financing activities	272,482	(2,477)

Net change in cash and cash equivalents	1,041	3
Cash and cash equivalents at beginning of period	3	—

Cash and cash equivalents at end of period	$1,044	$3

See accompanying notes to combined consolidated financial statements.

TerraForm Power (Predecessor)

Combined Consolidated Statements of Equity

In thousands	Net Parent Investment	Non-controlling Interests	Total Equity
Balance at December 31, 2011	$29,801	$—	$29,801

Net income	876	—	876
Contributions from parent and affiliates—cash	4,818	—	4,818
Distributions to parent and affiliates—cash	(5,466)	—	(5,466)

Balance at December 31, 2012	$30,029	$—	$30,029

Net loss	(282)	—	(282)
Contributions from parent and affiliates—cash	47,788	—	47,788
Contributions from parent and affiliates—non-cash	5,629	—	5,629
Distributions to parent and affiliates—cash	(80,490)	—	(80,490)
Contributions from noncontrolling interests	—	12,778	12,778

Balance at December 31, 2013	$2,674	$12,778	$15,452

See accompanying notes to combined consolidated financial statements.

TerraForm Power (Predecessor)

Notes to Combined Consolidated Financial Statements

(Amounts in thousands)

1. NATURE OF OPERATIONS

The accompanying combined consolidated financial statements of TerraForm Power (“TerraForm Power”, the “Predecessor”, or the “Company”) have been prepared in connection with the proposed initial public offering of Class A common stock of TerraForm Power, Inc. (“Offering”). TerraForm Power, Inc. was formed under the name SunEdison Yieldco, Inc. on January 15, 2014 as a wholly owned subsidiary of SunEdison, Inc. (“Parent”). TerraForm Power represents the assets that TerraForm Power, Inc. intends to acquire from the Parent concurrently with the closing of the Offering, and therefore, the combined consolidated financial statements of TerraForm Power are viewed as the Predecessor of TerraForm Power, Inc. The assets to be acquired include solar energy generation systems and the long-term contractual arrangements to sell the solar energy generated to third parties.

Basis of Presentation

TerraForm Power has presented combined consolidated financial statements as of and for the years ended December 31, 2013 and 2012. TerraForm Power’s combined consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). The Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) is the source of authoritative U.S. GAAP to be applied by nongovernmental entities. In addition, the rules and interpretative releases of the United States Securities and Exchange Commission (“SEC”) under authority of federal securities laws are also sources of authoritative U.S. GAAP for SEC registrants.

TerraForm Power currently operates as part of the Parent. The combined consolidated financial statements were prepared using the Parent’s historical basis in certain assets and liabilities, and include all revenues, expenses, assets, and liabilities attributed to the assets to be acquired. The historical combined consolidated financial statements also include allocations of certain corporate expenses of the Parent. Management believes the assumptions and methodology underlying the allocation of the Parent’s corporate expenses reasonably reflects all of the costs of doing business of the predecessor. However, such expenses may not be indicative of the actual level of expense that would have been incurred by the Predecessor if it had operated as an independent, publicly traded company during the periods prior to the Offering or of the costs expected to be incurred in the future.

The combined consolidated balance sheets do not separately present certain of the Parent’s assets or liabilities where management deemed it inappropriate due to the underlying nature of those assets and liabilities. The Parent performs financing, cash management, treasury and other services for us on a centralized basis. Changes in the net parent investment account in the combined balance sheets related to these activities have been considered cash receipts and payments for purposes of the combined statements of cash flows and are reflected in financing activities. Changes in the net parent investment account resulting from Parent contributions of assets and liabilities have been considered non-cash financing activities for purposes of the combined consolidated statements of cash flows.

These combined consolidated financial statements and related notes to the combined consolidated financial statements are presented on a consistent basis for all periods presented. All significant intercompany transactions and balances have been eliminated in the combined consolidated financial statements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

In preparing our combined consolidated financial statements, we use estimates and assumptions that may affect reported amounts and disclosures. Estimates are used when accounting for depreciation, amortization, leases, asset retirement obligations, the fair value of assets and liabilities recorded in connection with business combinations, accrued liabilities and income taxes, among others. Such estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results may differ from estimates under different assumptions or conditions.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and money market funds with original maturity periods of three months or less when purchased.

Restricted Cash

Restricted cash consists of cash on deposit in financial institutions that is restricted from use in operations pursuant to requirements of certain debt agreements. These funds are used to pay for capital expenditures, current operating expenses and current debt service payments in accordance with the restrictions in the debt agreements. Restricted cash with maturity periods greater than one year are presented within other assets in the combined consolidated balance sheets. The amount of restricted cash included in other assets at December 31, 2013 and 2012 was $7,401 and $4,290, respectively.

Accounts Receivable

Accounts receivable are reported on the combined consolidated balance sheets at the invoiced amounts adjusted for any write-offs and the allowance for doubtful accounts. We establish an allowance for doubtful accounts to adjust our receivables to amounts considered to be ultimately collectible. Our allowance is based on a variety of factors, including the length of time receivables are past due, significant one-time events, the financial health of our customers and historical experience. There was no allowance for doubtful accounts or write-off of accounts receivable as of and for the years ended December 31, 2013 and 2012.

Property and Equipment

Property and equipment consists of solar energy systems and is stated at cost. Expenditures for major additions and improvements are capitalized, and minor replacements, maintenance, and repairs are charged to expense as incurred. When property and equipment is retired, or otherwise disposed of, the cost and accumulated depreciation is removed from the accounts and any resulting gain or loss is included in the results of operations for the respective period. Depreciation of property and equipment is recognized using the straight-line method over the estimated useful lives of the solar energy systems of twenty to thirty years.

The Company is entitled to receive investment tax credits or grants in lieu of tax credits from various government agencies, both state and federal, for the construction of certain eligible items of property and equipment. The carrying value of the property and equipment has been reduced by the amount of the construction credits or grants received.

Capitalized Interest

Interest incurred on funds borrowed to finance construction of solar energy systems is capitalized until the system is ready for its intended use. The amount of interest capitalized during the year ended

December 31, 2013 was $3,599 and no amounts were capitalized during the year ended December 31, 2012. Interest costs charged to interest expense was $6,275 and $5,706 during the years ended December 31, 2013 and 2012, respectively.

Deferred Financing Costs

Financing costs incurred in connection with obtaining construction and term financing are deferred and amortized over the maturities of the respective financing arrangements using the effective-interest method. Amortization of deferred financing costs is capitalized during construction and recorded as interest expense in the consolidated statements of operations following commencement of commercial operation. Amortization of deferred financing costs capitalized during construction was $791 during the year ended December 31, 2013 and no amounts were capitalized during the year ended December 31, 2012. Amortization of deferred financing costs recorded as interest expense was $119 and $161 during the years ended December 31, 2013 and 2012, respectively.

Variable Interest Entities (“VIEs”)

The Company consolidates VIEs where the Company is the primary beneficiary. The primary beneficiary of a VIE is the party that has the power to direct the activities that most significantly impact the performance of the entity and the obligation to absorb loses or the right to receive benefits that could potentially be significant to the entity.

Non-controlling Interests

Non-controlling interests represents the portion of net assets in consolidated entities that are not owned by the Company. For certain partnership structures where income is not allocated based on legal ownership percentages, we measure the income (loss) allocable to the non-controlling interest holders using a hypothetical liquidation of book value method that considers the terms of the governing contractual arrangements. The non-controlling interests’ balance is reported as a component of equity in the combined consolidated balance sheets. No income was allocated to the non-controlling interest holders in 2012 or 2013 as the non-controlling interest originated in late December 2013

Impairment of Long-lived Assets

Long-lived assets that are held and used are reviewed for impairment whenever events or changes in circumstances indicate carrying values may not be recoverable. An impairment loss is recognized if the total future estimated undiscounted cash flows expected from an asset are less than its carrying value. An impairment charge is measured as the difference between an asset’s carrying amount and fair value with the difference recorded in operating costs and expenses in the statement of operations. Fair values are determined by a variety of valuation methods, including appraisals, sales prices of similar assets and present value techniques. There were no impairments recognized during the years ended December 31, 2013 and 2012.

Capital Leases

The Company is party to a lease agreement that provided for the sale and simultaneous leaseback of a solar energy system. We record a lease liability and the solar energy system asset on our balance sheet at the present value of minimum lease payments.

Financing Lease Obligations

Certain of our assets were financed with sale lease back arrangements. Proceeds received from a sale leaseback are treated using the deposit method when the sale of the solar energy system is not recognizable. A sale is not recognized when the leaseback arrangements include a prohibited form of continuing involvement, such as an option or obligation to repurchase the assets under our master lease agreements. Under these arrangements, we do not recognize any profit until the sale is recognizable, which we expect will be at the end of the arrangement when the contract is cancelled and the initial deposits received are forfeited by the financing party.

Over the course of the leaseback arrangements we are required to make rental payments. These payments are treated as a financing arrangement. Interest expense is recognized using an effective yield method.

Asset Retirement Obligations

The Company operates under solar power services agreements with some customers that include a requirement for the removal of the solar energy systems at the end of the term of the agreement. Asset retirement obligations are recognized at fair value in the period in which they are incurred and the carrying amount of the related long-lived asset is correspondingly increased. Over time, the liability is accreted to its expected future value. The corresponding asset capitalized at inception is depreciated over the useful life of the solar energy system.

Revenue Recognition

Power Purchase Agreements

A significant majority of the Company’s revenues are obtained through the sale of energy pursuant to terms of power purchase agreements (“PPAs”) or other contractual arrangements which have a weighted average (based on MWs) remaining life of 17 years as of December 31, 2013. All PPAs are accounted for as operating leases, have no minimum lease payments and all of the rental income under these leases is recorded as income when the electricity is delivered. The contingent rental income recognized in the years ended December 31, 2013 and 2012 was $8,928 and $8,193, respectively.

Incentive Revenue

The Company also generates solar renewable energy certificates (“SRECs”) as it produces electricity. SRECs are accounted for as governmental incentives and are not considered output of the underlying solar energy systems. These SRECs are currently sold pursuant to agreements with third parties, our parent and a certain debt holder, and SREC revenue is recognized when the electricity is generated and the SREC is sold. Under the terms of certain debt agreements with a creditor, SRECs are transferred directly to the creditor to reduce principal and interest payments due under solar program loans and are therefore presented in the combined consolidated statements of cash flows as a non-cash reconciling item in determining cash flows from operations. Additionally, we have contractual agreements with our Sponsor for the sale of 100% of the SRECs generated by certain systems included in the initial portfolio. These SRECs are transferred directly to our Sponsor when they are generated. Revenue from the sale of SRECs under the terms of the solar program loans was $1,761 and $1,831 during the years ended December 31, 2013 and 2012, respectively. Revenue from the sale of SRECs to affiliates was $933 and $1,571 during the years ended December 31, 2013 and 2012, respectively. Revenue from the sale of SRECs to third parties was $1,371 during the year ended December 31, 2013 with no corresponding revenue for the year ended December 31, 2012.

The Company also receives performance-based incentives, or “PBIs,” from public utilities in connection with certain sponsored programs. The Company has a PBI arrangement with the state of California. PBI arrangements within the state of California are agreements whereby the Company will receive a set rate multiplied by the kWh production on a monthly basis for 60 months. The PBI revenue is recognized as energy is generated over the measurement period. The Company recognizes revenue based on the rate applicable at the time the energy is created and adjusts the amount recognized when the Company meets the threshold that qualifies it for the higher rate. PBI in the state of Colorado has a 20-year term at a fixed price per kWh produced. The revenue is recognized as energy is generated over the term of the agreement. Revenue from PBIs was $4,271 and $3,909 during the years ended December 31, 2013 and 2012, respectively.

Deferred Revenue

Deferred revenue consists of upfront incentives or subsidies received from various state governmental jurisdictions for operating certain of our solar energy systems. The amounts deferred are recognized as revenue on a straight-line basis over the depreciable life of the solar energy system as the Company fulfills its obligation to operate these solar energy systems. Recognition of deferred revenue was $205 and $190 during the years ended December 31, 2013 and 2012, respectively.

Income Taxes

Our income tax balances are determined and reported using a “separate return” method, or as though we filed separate returns for jurisdictions in which TerraForm Power’s operations are included in consolidated returns filed by the Parent. Income taxes as presented herein allocate current and deferred income taxes of the Parent to us in a manner that is systematic, rational and consistent with the asset and liability method. The sum of the amounts allocated to TerraForm Power’s carve-out tax provisions may not equal the historical consolidated provision. Under the separate return method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry forwards.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rate is recognized in operations in the period that includes the enactment date. Valuation allowances are established when management determines that it is more likely than not that some portion, or all of the deferred tax asset, will not be realized. The financial effect of changes in tax laws or rates is accounted for in the period of enactment.

Deferred income taxes arise primarily because of differences in the bases of assets or liabilities between financial statement accounting and tax accounting which are known as temporary differences. We record the tax effect of these temporary differences as deferred tax assets (generally items that can be used as a tax deduction or credit in future periods) and deferred tax liabilities (generally items for which we receive a tax deduction, but have not yet been recorded in the combined consolidated statement of operations).

We regularly review our deferred tax assets for realizability, taking into consideration all available evidence, both positive and negative, including historical pre-tax and taxable income, projected future pre-tax and taxable income and the expected timing of the reversals of existing temporary differences. In arriving at these judgments, the weight given to the potential effect of all positive and negative evidence is commensurate with the extent to which it can be objectively verified.

We believe our tax positions are in compliance with applicable tax laws and regulations. Tax benefits are recognized only for tax positions that are more likely than not to be sustained upon examination by tax authorities. The amount recognized is measured as the largest amount of benefit that is greater than 50 percent likely to be realized upon ultimate settlement. We believe that our income tax accrued liabilities, including related interest, are adequate in relation to the potential for additional tax assessments. There is a risk, however, that the amounts ultimately paid upon resolution of audits could be materially different from the amounts previously included in our income tax expense and, therefore, could have a material impact on our tax provision, net income and cash flows.

Contingencies

We are involved in conditions, situations or circumstances in the ordinary course of business with possible gain or loss contingencies that will ultimately be resolved when one or more future events occur or fail to occur. If some amount within a range of loss appears at the time to be a better estimate than any other amount within the range, that amount will be accrued. When no amount within the range is a better estimate than any other amount, however, the minimum amount in the range will be accrued. We continually evaluate uncertainties associated with loss contingencies and record a charge equal to at least the minimum estimated liability for a loss contingency when both of the following conditions are met: (i) information available prior to issuance of the financial statements indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements; and (ii) the loss or range of loss can be reasonably estimated. Legal costs are expensed when incurred. Gain contingencies are not recorded until realized or realizable.

Fair Value Measurements

We maintain various financial instruments recorded at cost in the December 31, 2013 and 2012 combined consolidated balance sheets that are not required to be recorded at fair value. For cash and cash equivalents, restricted cash, accounts receivable, accounts payable, and accrued liabilities, the carrying amount approximates fair value because of the short-term maturity of the instruments. See Note 8 for disclosures related to the fair value of our long-term debt.

Foreign Currency Transactions

Transaction gains and losses that arise from exchange rate fluctuations on transactions and balances denominated in a currency other than the functional currency are generally included in the results of operations as incurred. Foreign currency transaction gains included in other income were $771 during the year ended December 31, 2013. There were no transaction gains or losses arising from exchange rate fluctuations during the period ended December 31, 2012.

Business Combinations

The Company accounts for its business combinations by recognizing in the financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree at fair value at the acquisition date. The Company also recognizes and measures the goodwill acquired or a gain from a bargain purchase in the business combination and determines what information to disclose to enable users of an entity’s financial statements to evaluate the nature and financial effects of the business combination. In addition, transaction costs are expensed as incurred.

Earnings Per Share

During the periods presented, TerraForm Power was wholly owned by the Parent and accordingly, no earnings per share has been calculated.

Supplemental Cash Flow Information

Following is information related to interest paid as well as certain non-cash investing and financing activities:

Comprehensive Income

TerraForm Power did not have other comprehensive income for the years ended December 31, 2013 and 2012 or accumulated other comprehensive income as of December 31, 2013 and 2012. As such, no statement of comprehensive income has been presented herein.

	For the year ended December 31,
	2013	2012
In thousands
Supplemental Disclosure:
Cash payments for interest	$8,564	$4,946
Schedule of non-cash investing and financing activities:
Amortization of deferred financing costs—included as construction in progress	791	—
Additions to deferred financing costs included in due to parent and affiliates	963	—
Additions from a non-monetary transaction by the parent:
Restricted cash	4,850	—
Property and equipment	34,514	—
Debt and financing lease obligations	(31,482)	—
Deferred tax liability	(2,253)	—

Total non-cash contribution from parent	5,629	—
Additions to property and equipment	54,090	3,978
Additions to ARO assets and obligations	4,518	37
Principal payments on long-term debt from solar renewable energy certificates	622	712

No income taxes were paid by TerraForm Power in the years ended December 31, 2013 and 2012.

3. ACQUISITIONS

Subsequent to December 31, 2013, the Company completed the following acquisitions. The initial accounting for these business combinations is not complete because the evaluation necessary to assess the fair values of assets acquired and liabilities assumed is still in process. The provisional amounts are subject to revision to the extent additional information is obtained about the facts and circumstances that existed as of the acquisition dates.

Nellis

On March 28, 2014, the Company acquired 100% of the controlling investor member interests in MMA NAFB Power, LLC (“Nellis”), which owns a 14.1 MW solar energy generation system located on Nellis Air Force Base in Clark County, Nevada. A wholly owned subsidiary of our Parent holds the noncontrolling interest in Nellis.

CalRenew-1

On April 30, 2014, the Company signed a unit purchase agreement to acquire 100% of the issued and outstanding membership interests of CalRenew-1, LLC (“CR-1”), which owns a 6.3 MW solar energy generation system located in Mendota, California.

Atwell Island

On May 16, 2014, the Company signed a membership interest purchase agreement to acquire all of the membership interests in SPS Atwell Island, LLC (“Atwell Island”), a 23.5 MW solar energy generation system located in Tulare County, California.

MA Operating

On May 16, 2014, the Company signed four asset purchase agreements to acquire four operating solar energy systems located in Massachusetts. These four projects achieved commercial operations during 2013 and have a total capacity of 12.2 MW.

Stonehenge Operating Projects

On May 21, 2014, the Company signed three purchase agreements to acquire 100% of the issued share capital of three operating solar energy systems located in the United Kingdom from ib Vogt GMBH. These acquisitions are collectively referred to as Stonehenge Operating Projects. The Stonehenge Operating Projects consists of Sunsave 6 (Manston) Limited, Boyton Solar Park Limited and KS SPV 24 Limited. The total combined capacity for the Stonehenge Operating Projects is 23.6 MW.

Summit Solar Projects

On May 22, 2014, the Company signed a purchase and sale agreement to acquire the equity interests in 23 solar energy systems located in the U.S. from Nautilus Solar PV Holdings, Inc. These 23 systems have a combined capacity of 19.9 MW. In addition, an affiliate of the seller owns certain interests in seven operating solar energy systems in Canada with a total capacity of 3.8 MW. In conjunction with the singing of the purchase and sale agreement to acquire the U.S. equity interests, the Company signed an asset purchase agreement to purchase the right and title to all of the assets of the Canadian facilities.

The provisional estimated allocation of assets and liabilities is as follows (in thousands):

Cash and cash equivalents	$9,563
Property and equipment	190,169
Other assets	16,096
Intangible assets (PPA)	104,643

Total assets acquired	320,471

Debt	100,908
Accounts payable	2,336
Asset retirement obligations	4,909

Total liabilities assumed	108,153

Purchase Price	212,318

The following unaudited pro forma supplementary data gives effect to the acquisitions as if the transactions had occurred on January 1, 2013. The unaudited pro forma supplementary data is provided for informational purposes only and should not be construed to be indicative of the Company’s results of operations had the acquisitions been consummated on the date assumed or of the Company’s results of operations for any future date.

	For the years ended December 31, (unaudited)
	2013	2012
Operating revenues	$45,125	$31,680
Net loss	7,558	6,737

Acquisition costs related to the transactions above are de minimus and have not been adjusted for in the unaudited pro forma supplementary data.

4. PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

	As of December 31,
In thousands	2013	2012
Solar energy systems	$163,698	$87,093
Construction in progress-solar energy systems	228,749	5,043
Capital leases-solar energy systems	29,170	29,170

Property and equipment, gross	421,617	121,306
Less accumulated depreciation-solar energy systems	(9,956)	(6,355)
Less accumulated depreciation-capitalized leased solar energy system	(4,305)	(3,254)

Property and equipment, net	$407,356	$111,697

Depreciation expense was $4,652 and $3,997 for the years ended December 31, 2013 and 2012, respectively, and includes depreciation expense for capital leases of $1,051 for each of the years ended December 31, 2013 and 2012.

The cost of constructing facilities, equipment and solar energy systems includes interest costs and amortization of deferred financing costs incurred during the asset’s construction period. These costs totaled $4,390 for the year ended December 31, 2013 and no amounts were capitalized during the year ended December 31, 2012.

5. ASSET RETIREMENT OBLIGATIONS

Activity in asset retirement obligations for the years ended December 31, 2013 and 2012 is as follows:

	As of December 31,
In thousands	2013	2012
Balance at the beginning of the year	$6,175	$5,868
Additional obligation	4,518	37
Accretion expense	309	270

Balance at the end of the year	$11,002	$6,175

6. VARIABLE INTEREST ENTITIES

We are the primary beneficiary of one VIE in a solar energy project that we consolidated as of December 31, 2013. The carrying amounts and classification of our consolidated VIEs’ assets and liabilities included in our consolidated combined balance sheet are as follows:

	As of December 31,
In thousands	2013	2012
Current assets	$2,139	$—
Noncurrent assets	27,076	—

Total assets	$29,215	$—

Current liabilities	$6,129	$—
Noncurrent liabilities	10,310	—

Total liabilities	$16,439	$—

All of the assets in the table above are restricted for settlement of the VIE obligations, and all of the liabilities in the table above can only be settled using VIE resources.

7. INTANGIBLE ASSETS

As of December 31, 2013 and 2012, the Company had an intangible asset with a carrying amount of $22,600 related to a power plant development arrangement. Intangible assets related to power plant development arrangements are reclassified to the related solar energy system (property and equipment) upon completion of the solar energy system and are amortized to depreciation expense on a straight-line basis over the estimated life of the solar energy system. No amounts have been amortized during the years ended December 31, 2013 and 2012 as construction of the related solar energy system has not been completed.

8. DEBT AND CAPITAL LEASE OBLIGATIONS

Debt and capital lease obligations consist of the following:

	As of December 31, 2013			As of December 31, 2012
In thousands	Total Principal	Current	Long- Term	Total Principal	Current	Long- Term
System construction and term debt	$310,793	$33,683	$277,110	$9,261	$620	$8,641
Solar program loans	10,206	629	9,577	10,828	571	10,257
Capital lease obligations	29,171	773	28,398	30,974	1,802	29,172
Financing lease obligations	87,110	2,370	84,740	55,409	—	55,409

Total debt outstanding	$437,280	$37,455	$399,825	$106,472	$2,993	$103,479

Our solar energy systems for which we have long-term debt obligations are included in separate legal entities. We typically finance our solar energy projects through project entity specific debt secured by the project entity’s assets (mainly the solar energy system) with no recourse to the Company. Typically, these financing arrangements provide for a construction loan, which upon completion will be converted into a term loan. As of December 31, 2013, we had $320,999 project entity specific debt that is secured by the total assets of 25 project entities in the amount of $412,063.

The estimated fair value of our outstanding debt obligations was $443,067 and $77,410 at December 31, 2013 and 2012, respectively. The fair value of our debt is calculated based on expected future cash flows discounted at market interest rates with consideration for non-performance risk or current interest rates for similar instruments.

System Construction and Term Debt

Term bonds consist of five fixed rate bonds maturing between January 2016 and April 2032 have fixed interest rates that range between 5.00% and 7.50%. Additionally, a portion of the total outstanding system and construction term debt also relates to variable rate debt with interest rates that are tied to the three-month London Interbank Offered Rate plus an applicable margin of 2.50%. The term debt agreements contain certain representations, covenants and warranties of the borrower including limitations on business activities, guarantees, environmental issues, project maintenance standards, and a minimum debt service coverage ratio requirement.

In August 2013, a Chilean legal entity received $212,500 in non-recourse debt financing from the Overseas Private Investment Corporation (“OPIC”), the U.S. Governments development finance institution, and International Finance Corporation (“IFC”), a member of the World Bank Group. In addition to the debt financing provided by OPIC and IFC, the project entity received a Chilean peso VAT credit facility from Rabobank. Under the VAT credit facility the project entity may borrow funds to pay for value added tax payments due from the project. The VAT credit facility has a variable interest rate that is tied to the Chilean Interbank Rate plus 1.40% and will mature in September 2014. As of December 31, 2013, the outstanding balance under the Chilean peso denominated VAT credit facility was $31,428.

In March 2013, a project entity entered into a financing agreement with a group of lenders for a $44,400 development loan that matures on March 31, 2016. Under the terms of this financing agreement, interest accrues from the date of borrowing until the maturity date at a rate of 18% per annum and is paid in kind (“PIK”) at each PIK interest date. On March 28, 2014 the project entity entered into an agreement for a construction loan facility for an amount up to $120,000. The construction loan facility has a term ending in January, 2015. Interest under the construction loan facility has variable interest rate options based on Base Rate Loans or LIBOR loans at the Company’s election. The interest rate payable under Base Rate Loans will be based upon an adjusted base rate (equal to the greater of (a) the Base Rate (Prime Rate) in effect on such day, (b) the Federal Funds Effective Rate in effect on such day plus 0.50% and (c) the LIBO rate plus 1.00%. The interest rate payable under LIBOR Loans will be based upon the published LIBOR rate; plus 3.75% applicable margin.

Solar Program Loans

The solar program loans consist of nineteen loans maturing between September 2024 and October 2026. The fixed interest rates range between 11.11% and 11.31%. We currently repay principal and interest due under loans with SRECs generated by the underlying solar energy systems at the greater of the floor price, as stated in the loan agreements, or market value. The lender performs an annual and biennial calculation to ensure that the SRECs have covered 90% of the payments per the original amortization schedule annually and 100% of the payments biennially. The loan agreements convey customary covenants related to business operations, maintenance of the projects, insurance coverage, and a debt service calculation requirement.

Capital Lease Obligations

The Company is party to a lease agreement that provides for the sale and simultaneous lease of a single solar energy system. Generally, this classification occurs when the term of the lease is greater than 75% of the estimated economic life of the solar energy system and the transaction is not subject to real estate accounting. As of December 31, 2013, the remaining lease term is fourteen years.

Financing Lease Obligations

As more fully described in Note 2, in certain transactions we account for the proceeds of sale leasebacks as financings, which are typically secured by the solar energy system asset and its future cash flows from energy sales, but without recourse to us under the terms of the arrangement. The balance outstanding for sale leaseback transactions accounted for as financings as of December 31, 2013 is $87,110. The sale leasebacks accounted for as financings mature in 2025-2032 and are collateralized by the related solar energy system assets with a carrying amount of $69,598.

Maturities

The aggregate amounts of payments on long-term debt, excluding capital lease and financing lease obligations, due after December 31, 2013 are as follows:

In thousands	2014	2015	2016	2017	2018	Thereafter	Total
Maturities of long-term debt	$34,312	$8,222	$53,137	$9,155	$9,764	$206,409	$320,999

Capital Lease Obligations

The aggregate amounts of payments on capital lease obligations after December 31, 2013 are as follows:

In thousands
2014	$1,204
2015	2,682
2016	2,659
2017	2,636
2018	2,614
Thereafter	23,979

Total minimum lease payments	35,774
Less amounts representing interest	(6,603)

Present value of minimum lease payments	29,171
Less current portion of obligations under capital leases	(773)

Noncurrent portion of obligations under capital leases	$28,398

Financing Lease Obligations

The aggregate amounts of minimum lease payments on our financing lease obligations are $68,654. Obligations for 2014 through 2018 are as follows:

In thousands	2014	2015	2016	2017	2018
Minimum lease obligations	$7,432	$7,515	$6,361	$6,205	$5,784

9. INCOME TAXES

Income tax balances are determined and reported herein under the “separate return” method. Use of the separate return method may result in differences when the sum of the amounts allocated to TerraForm Power’s carve-out tax provisions are compared with amounts presented in the Parent’s consolidated financial statements. The related deferred tax assets and liabilities could be significantly different from those presented herein. Furthermore, certain tax attributes (for example, net operating loss carryforwards) that were reflected in the Parent’s consolidated financial statements may or may not be available to reduce future taxable income when TerraForm Power is separated from the Parent.

Income tax expense (benefit) consists of the following:

In thousands	Current	Deferred	Total
Year ended December 31, 2013:
U.S. federal	$—	$(329)	$(329)
State and local	—	42	42
Foreign	165	34	199

Total	$165	$(253)	$(88)

Year ended December 31, 2012:
U.S. federal	$—	$(1,094)	$(1,094)
State and local	—	(176)	(176)

Total	$—	$(1,270)	$(1,270)

Effective Tax Rate

Income tax expense (benefit) differed from the amounts computed by applying the statutory U.S. federal income tax rate of 35% to loss before income taxes.

	For the year ended December 31,
	2013	2012
Income tax at U.S. federal statutory rate	(35.0)%	(35.0)%
Increase (reduction) in income taxes:
State income taxes, net of U.S. federal benefit	11.2	(6.7)
Grants in lieu of tax credits—U.S. federal	—	(242.6)
Grants in lieu of tax credits—state, net of U.S. federal benefit	—	(38.0)

Effective tax expense (benefit) rate	(23.8)%	(322.3)%

When investment tax credits or grants in lieu of tax credits are received by TerraForm Power for its solar energy systems, the credits and grants are recognized as a reduction in the carrying value of the property and equipment. This also results in the recognition of a deferred tax asset and income tax benefit for the future tax depreciation of the property and equipment.

Deferred Taxes

The tax effects of the major items recorded as deferred tax assets and liabilities are:

	As of December 31,
In thousands	2013	2012
Deferred tax assets:
Net operating losses and tax credit carryforwards	$6,745	$2,733
Deferred revenue	2,575	2,130
Solar energy systems	44,218	33,182

Total deferred tax assets	53,538	38,045

Deferred tax liabilities:
Property and equipment	21,546	18,082
Solar energy systems	36,425	24,378
Other	2,039	57

Total deferred tax liabilities	60,010	42,517

Net deferred tax liabilities	$6,472	$4,472

Net operating loss carryforwards represent tax benefits measured assuming that TerraForm Power had been a stand alone operating company since January 1, 2012, and may not be available if TerraForm Power is no longer part of the Parent’s consolidated return. We believe that it is more likely than not that we will generate sufficient taxable income to realize the deferred tax assets associated with net operating losses and tax credit carryforwards, including taxable income resulting from future reversals of existing taxable temporary differences.

10. RELATED PARTIES

Corporate Allocations

Amounts were allocated from our Parent for general corporate overhead costs attributable to the operations of the Predecessor. These amounts were $5,158 and $4,425 for the years ended December 31, 2013 and 2012, respectively. The general corporate overhead expenses incurred by the Parent include costs from certain corporate and shared services functions provided by the Parent. The amounts reflected include (i) charges that were incurred by the Parent that were specifically identified as being attributable to the Predecessor and (ii) an allocation of applicable remaining general corporate overhead costs based on the proportional level of effort attributable to the operation of TerraForm Power’s solar energy systems. These costs include legal, accounting, tax, treasury, information technology, insurance, employee benefit costs, communications, human resources, and procurement. Corporate costs that were specifically identifiable to a particular operation of the Parent have been allocated to that operation, including the Predecessor. Where specific identification of charges to a particular operation of the Parent was not practicable, an allocation was applied to all remaining general corporate overhead costs. The allocation methodology for all remaining corporate overhead costs is based on management’s estimate of the proportional level of effort devoted by corporate resources that is attributable to each of TerraForm Power’s operations. The cost allocations have been determined on a basis considered to be a reasonable reflection of all costs of doing business by the Predecessor. The amounts that would have been or will be incurred on a stand-alone basis could differ from the amounts allocated due to economies of scale, management judgment, or other factors.

Incentive Revenue

Certain SRECs are sold to our parent under contractual arrangements at fixed prices. Revenue from the sale of SRECs to affiliates was $933 and $1,571 during the years ended December 31, 2013 and 2012, respectively.

Operations and Maintenance

Operations and maintenance services are provided to TerraForm Power by affiliates of the Parent pursuant to contractual agreements. Costs incurred for these services were $911 and $680 for the years ended December 31, 2013 and 2012, respectively, and were reported as cost of operations in the combined consolidated statements of operations.

Parent and Affiliates

Certain of our expenses are paid by affiliates of the Parent and are reimbursed by the Company to the same, or other affiliates of the Parent. As of December 31, 2013 and 2012, the Company owed its Parent and affiliates $82,051 and $5,988, respectively.

11. COMMITMENTS AND CONTINGENCIES

From time to time, we are notified of possible claims or assessments arising in the normal course of business operations. Management continually evaluates such matters with legal counsel and believes that, although the ultimate outcome is not presently determinable, these matters will not result in a material adverse impact on our financial position or operations.

12. SEGMENT INFORMATION

The Company is engaged in one reportable segment that operates a portfolio of solar energy generation assets. The Company operates as a single reportable segment based on “management” approach. This approach designates the internal reporting used by management for making decisions and assessing performance as the source of the reportable segments.

All operating revenue for the years ended December 31, 2013 and 2012 were from customers located in the United States and Puerto Rico. Customers include commercial and industrial entities, which principally include large, national retail chains located in the U.S. and Puerto Rico, and utility companies. Operating revenue to non-affiliate specific customers exceeding 10% of total operating revenue for the years ended December 31, 2013 and 2012 were as follows:

	For the Year Ended December 31,
	2013		2012
In thousands, except for percentages	Operating Revenue	Percent	Operating Revenue	Percent
Customer A	$4,196	24.0%	$4,207	26.8%
Customer B	$1,761	10.1%	$1,831	11.7%
Customer C	$1,726	10.0%	$1,760	11.2%

Long-lived Assets, Net

	As of December 31,
In thousands	2013	2012
United States and Puerto Rico	$250,927	$133,185
Chile	167,313	134
United Kingdom	10,804	—
Canada	912	978

Total	$429,956	$134,297

All long-lived assets located in Chile, the United kingdom, and Canada are assets currently under construction.

13. SUBSEQUENT EVENTS

For the combined consolidated financial statements as of and for the years ended December 31, 2013 and 2012, we have evaluated subsequent events through May 27, 2014, the date the combined consolidated financial statements were available to be issued.

Bridge Credit Facility

On March 28, 2014, TerraForm Power, LLC entered into a credit and guaranty agreement with Goldman Sachs Bank USA as administrative agent, (the “Bridge Credit Facility”). The Bridge Credit Facility originally provided for a senior secured term loan facility in an aggregate principal amount of $250,000. On May 15, 2014, the Bridge Credit Facility was amended to increase the aggregate principal amount to $400,000. The Bridge Credit Facility has a term ending in September 2015. The purpose of the Bridge Credit Facility is to fund the acquisition of projects from third party developers as well as projects developed by the Parent.

Our obligations under the Bridge Credit Facility were guaranteed by certain of our domestic subsidiaries. Our obligations and the guaranty obligations of our subsidiaries were secured by first priority liens on and security interests in substantially all present and future assets of the Company and the subsidiary guarantors.

Interest under the Bridge Credit Facility has variable interest rate options based on Base Rate Loans or Eurodollar loans at the Company’s election. The interest rate payable under Base Rate Loans will be based upon an adjusted base rate (equal to the greater of (a) the Base Rate (Prime Rate) in effect on such day, (b) the Federal Funds Effective Rate in effect on such day plus 0.50% and (c) the Eurodollar Rate for a Eurodollar Loan with a one month interest period plus the difference between the applicable margin for Eurodollar Rate Loans and the applicable margin for Base Rate Loans. The interest rate payable under Eurodollar Loans will be based upon the published LIBOR rate; plus 6.0% applicable margin.

Independent Auditor’s Report

To the Members of

MMA NAFB Power, LLC and Subsidiary

Report on the Financial Statements

We have audited the accompanying consolidated financial statements of MMA NAFB Power, LLC and Subsidiary (the “Fund”), which comprise the consolidated balance sheets as of December 31, 2013 and 2012, and the related consolidated statements of operations, changes in members’ equity and cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Fund as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

/s/ CohnReznick LLP

Vienna, Virginia

March 31, 2014

MMA NAFB Power, LLC and Subsidiary

Consolidated Balance Sheets

December 31, 2013 and 2012

	2013	2012
Assets
CURRENT ASSETS
Restricted cash (Note 2)	$1,948,840	$1,953,869
Accounts receivable (Note 4)	520,316	421,440
Prepaid asset management fees and expenses	20,082	100,985

Total current assets	2,489,238	2,476,294
RESTRICTED CASH (Note 2)	3,219,201	3,436,569
PROPERTY AND EQUIPMENT—NET (Note 5)	98,613,326	102,731,053
DEFERRED FINANCING COSTS—NET (Note 2)	769,291	824,586

TOTAL	$105,091,056	$109,468,502

Liabilities and Member’s Equity
CURRENT LIABILITIES
Account payable and accrued liabilities	$1,910	$81,687
Interest payable	740,239	771,761
Due to affiliates (Note 3)	644,649	400,606
Current portion of long-term debt (Note 7)	2,011,347	1,884,677
Other liabilities (Note 6)	—	443,617

Total current liabilities	3,398,145	3,582,348
ASSET RETIREMENT OBLIGATION (Note 8)	1,901,591	1,778,867
LONG-TERM DEBT (Note 7)	42,248,078	44,259,425

Total liabilities	47,547,814	49,620,640
Commitments and contingencies	—	—
MEMBERS’ EQUITY	57,543,242	59,847,862

TOTAL	$105,091,056	$109,468,502

See Notes to Consolidated Financial Statements.

MMA NAFB Power, LLC and Subsidiary

Consolidated Statements of Operations

Years Ended December 31, 2013 and 2012

	2013	2012
Revenue
Renewable energy credits (Note 2)	$6,920,484	$6,872,074
Solar electricity sales (Note 2)	697,775	711,310

Total revenues	7,618,259	7,583,384

Operating expenses
Taxes, licenses and fees	88,830	93,535
Insurance expenses	81,687	100,276
Professional fees	46,953	51,580
Asset management fees (Note 3)	80,328	77,192
Bank fees	15,825	15,535
Over-performance guarantee (Note 6)	198,694	137,956
Depreciation (Note 5)	4,117,727	4,128,893
Accretion expense (Note 8)	122,724	114,803
Repairs and maintenance	236,291	121,253

Total operating expenses	4,989,059	4,841,023

Income from operations	2,629,200	2,742,361

Other (income) expenses
Interest income	(1,224)	(409)
Interest expense	3,025,014	3,155,106
Amortization of deferred financing costs (Note 2)	55,295	55,447

Total other (income) expenses	3,079,085	3,210,144

Net loss	$(449,885)	$(467,783)

See Notes to Consolidated Financial Statements.

MMA NAFB Power, LLC and Subsidiary

Consolidated Statements of Changes in Members’ Equity

Years Ended December 31, 2013 and 2012

	Managing Member	Investor Members	Total
Members’ equity—December 31, 2011	$8,706,728	$53,530,998	$62,237,726
Distribution to members	(361,728)	(1,560,353)	(1,922,081)
Net loss	(47)	(467,736)	(467,783)

Members’ equity—December 31, 2012	8,344,953	51,502,909	59,847,862
Distribution to members	(233,856)	(1,620,879)	(1,854,735)
Net loss	(45)	(449,840)	(449,885)

Members’ equity—December 31, 2013	$8,111,052	$49,432,190	$57,543,242

See Notes to Consolidated Financial Statements.

MMA NAFB Power, LLC and Subsidiary

Consolidated Statements of Cash Flows

Years Ended December 31, 2013 and 2012

	2013	2012
Operating activities
Net loss	$(449,885)	$(467,783)
Adjustments to reconcile net loss to net cash provided by operating activities
Depreciation and amortization	4,173,022	4,184,340
Accretion expense	122,724	114,803
Changes in operating assets and liabilities
(Increase) decrease in accounts receivables	(98,876)	92,730
Decrease (increase) in prepaid asset management fees and expenses	80,903	(82,249)
(Decrease) increase in accounts payable and accrued liabilities	(79,777)	74,887
Decrease in interest payable	(31,522)	(34,171)
(Decrease) increase in other liabilities	(443,617)	137,956

Net cash provided by operating activities	3,272,972	4,020,513

Investing activities
Decrease in restricted cash	222,397	354,049

Net cash provided by investing activities	222,397	354,049

Financing activities
Distribution to Members	(1,610,692)	(2,331,422)
Repayments of long-term debt	(1,884,677)	(2,043,140)

Net cash used in financing activities	(3,495,369)	(4,374,562)

Change in cash and cash equivalents	—	—
Cash and cash equivalents—beginning of year	—	—

Cash and cash equivalents—end of year	$—	$—

Supplementary disclosure of cash flow activities
Cash paid during the year for interest	$3,056,536	$3,189,277

Distributions due to Members	$644,649	$400,606

See Notes to Consolidated Financial Statements.

MMA NAFB Power, LLC and Subsidiary

Notes to Consolidated Financial Statements

December 31, 2013 and 2012

Note 1—Organization

MMA NAFB Power, LLC (the “Fund”), a Delaware limited liability company, was formed on February 20, 2007. The purpose of the Fund is to invest in a single Project Company, Solar Star NAFB, LLC (“Solar Star”) that built, owns and operates a 14-megawatt solar electric facility (“SEF”) located on the property of Nellis Air Force Base (“Nellis”), Nevada, which was placed in service during 2007.

The Fund consists of 50 Class A Investor Member interests and 50 Class B Managing Member interests (collectively, the “Members”) as defined within the Amended and Restated Limited Liability Company Operating Agreement (the “LLC Agreement”). Citicorp North America, Inc., Allstate Life Insurance Company and Allstate Insurance Company (collectively the “Investor Members”) purchased the Class A Investor Member Interests, with MMA Solar Fund IV GP, Inc., a wholly-owned subsidiary of SunEdison, Inc., (the “Managing Member” or “SunEd”) owning the Class B Managing Member Interests.

Distributions of income, gains, and losses will be allocated 99.99% to the Investor Members and 0.01% to the Managing Member. Cash distributions will be allocated 95% to Investor Members and 5% to the Managing Member each quarter. In the event the distributable cash exceeds the projected amount in the final base cash forecast for each quarter, the excess distributable cash shall be allocated 70% to the Investor Members and 30% to the Managing Member. The Fund will continue in operation until the earlier of February 20, 2057, or at the dissolution and termination of the Fund in accordance with the provisions of the LLC Agreement.

Note 2—Summary of significant accounting policies

Basis of presentation

The accompanying consolidated financial statements include the accounts of the Fund and Solar Star. All inter-company accounts, transactions, profits and losses have been eliminated upon consolidation.

Reclassification

The Fund has reclassified depreciation expense and accretion expense from other (income) expenses to operating expenses to comply with the rules and regulations of the Securities and Exchange Commission.

Use of estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accounted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the balance sheet date, and reported amounts of revenues and expenses for the period presented. Actual results could differ from these estimates. The Fund’s significant accounting judgments and estimates include the depreciable lives of property and equipment, the assumptions used in the impairment of long-lived assets, the assumptions used in the calculation of the contractor guarantees, and the amortization of deferred financing costs.

Concentration of credit risk

The Fund maintains its restricted cash balances in bank deposit accounts, which at times, may exceed federally insured limits. The Fund has not experienced any losses in such accounts. The Fund believes it is not exposed to any significant credit risk on its restricted cash accounts.

Solar Star has only two customers: (i) Nellis for sales of electric output, and (ii) Nevada Power for sales of Renewable Energy Credits or Certificates (“REC”). The Fund believes it is not exposed to any significant credit risk on its accounts receivable from these two customers.

Restricted cash

Restricted cash consists of cash used as collateral for a letter of credit issued to Nevada Power and cash held on deposit in a financial institution that is restricted for use in the day-to-day operations of Solar Star, for payments of principal and interest on the long-term debt, and distributions to the Fund’s members. Distributions to the Fund’s members are based upon the excess amount of cash available after the payments described above less cash restricted for the Fund’s debt reserve. Restricted cash includes amounts from the sale of solar power and renewable energy credits. A portion of restricted cash classified as long-term represents the minimum debt reserve required to be held by Solar Star as defined within the Security Deposit Agreement.

The short-term restricted cash balance at December 31, 2013 and 2012 is $1,948,840 and $1,953,869, respectively. The long-term restricted cash balance at December 31, 2013 and 2012 is $3,219,201 and $3,436,569, respectively.

Accounts receivable

Accounts receivable represents amounts due from customers under revenue agreements. The Fund evaluates the collectability of its accounts receivable taking into consideration such factors as the aging of a customer’s account, credit worthiness and historical trends. As of December 31, 2013 and 2012, the Fund considers accounts receivable to be fully collectible.

Property and equipment

Property and equipment includes the amounts related to the construction of the SEF and are stated at cost, less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the related assets, which was determined by the Fund to be 30 years.

Impairment of long-lived assets

The Fund regularly monitors the carrying value of property and equipment and tests for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where the undiscounted expected future cash flow is less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The Fund determines fair value generally by using a discounted cash flow model. The factors considered by the Fund in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment, no impairment existed at December 31, 2013 and 2012.

Deferred financing costs

Financing fees are amortized over the term of the loan using the straight-line method. Accounting principles generally accepted in the United States of America require that the effective yield method be used to amortize financing costs; however, the effect of using the straight-line method is not materially different from the results that would have been obtained under the effective yield method. Amortization expense for the years ended December 31, 2013 and 2012 was $55,295 and $55,447, respectively. Estimated amortization expense for each of the ensuing years through September 30, 2027 is $56,872.

Revenue recognition

Solar electricity sales

Solar Star has entered into a power purchase agreement (“PPA”) whereby the entire electric output of the SEF is sold to Nellis for a period of 20 years. Solar Star recognizes revenue from the sale of electricity in the period that the electricity is generated and delivered to Nellis.

Renewable energy credits

Various state governmental jurisdictions have incentives and subsidies in the form of Environmental Attributes or Renewable Energy Credits (“RECs”) whereby, each megawatt hour of energy produced by a renewable energy source, such as solar photovoltaic modules, equals one REC.

Similar to the PPA, Solar Star has entered into an agreement to sell all RECs generated by this facility for a period of 20 years to Nevada Power. Solar Star has determined that the REC agreement is a performance-based contract and the revenue will be recorded as the RECs are sold to Nevada Power.

Asset retirement obligation

The Fund’s asset retirement obligation relates to leased land upon which the Solar Energy Facility was constructed. The lease requires that, upon lease termination, the leased land be restored to an agreed-upon condition, effectively retiring the energy property. The Fund is required to record the present value of the estimated obligation when the Solar Energy Facility is placed in service. Upon initial recognition of the Fund’s asset retirement obligation, the carrying amount of the Solar Energy Facility was also increased. The asset retirement obligation will be accreted to its future value over a period of 20 years, while the amount capitalized at COD will be depreciated over its estimated useful life of 30 years. For the years ended December 31, 2013 and 2012, accretion expense was $122,724 and $114,803, respectively.

Income taxes

The Fund is not a taxable entity for U.S. federal income tax purposes or for the State of Nevada where it operates. Taxes on the Fund’s operations are borne by its members through the allocation of taxable income or losses. Income tax returns filed by the Company are subject to examination by the Internal Revenue Service for a period of three years. While no income tax returns are currently being examined by the Internal Revenue Service, tax years since 2010 remain open.

Fair value of financial instruments

The Fund maintains various financial instruments recorded at cost in the December 31, 2013 and 2012 consolidated balance sheets that are not required to be recorded at fair value. For these instruments, the Fund used the following methods and assumptions to estimate the fair value:

•	Restricted cash, accounts receivable, due from affiliates, prepaid expenses, current portion of long-term debt, due to affiliates, current portion of deferred income and accrued liabilities cost approximates fair value because of the short-maturity period; and

•	Long-term debt fair value is based on the amount of future cash flows associated with each debt instrument discounted at current borrowing rate for similar debt instruments of comparable terms. As of December 31, 2013 and 2012, the fair value of the Fund’s long-term debt with unrelated parties is approximately 8% and 2% greater than its carrying value, respectively.

Subsequent events

The Company evaluated subsequent events through March 31, 2014, the date these consolidated financial statements were available to be issued. Other than disclosed in note 11, the Company determined that there were no subsequent events that required recognition or disclosure in these consolidated financial statements.

Note 3—Related-party transactions

Guarantees/indemnifications

The REC agreement required that the Fund maintain a letter of credit or a cash deposit of $1,500,000 which could be drawn on by Nevada Power if Solar Star does not produce the minimum amount of RECs per the agreement. The required amount is reduced by $150,000 on each anniversary of the REC agreement over the 10-year life of the letter of credit. The outstanding balance on the letter of credit was $600,000 and $750,000 as of December 31, 2013 and 2012, respectively. Cash collateral for securing the letter of credit provided by the Fund as of December 31, 2013 and 2012 was $600,000 and $750,000, respectively, and is included in restricted cash in the accompanying consolidated balance sheets.

Asset management fees

The Managing Member manages the day-to-day operations of the Fund for an annual asset management fee. The asset management fee is adjusted annually for changes to the Consumer Price Index. The Fund incurred $80,328 and $77,192 in asset management fees during 2013 and 2012, respectively. As of December 31, 2013 and 2012, $20,082 and $19,298, was prepaid to the Managing Member, respectively.

Due to members

As of December 31, 2013 and 2012, amounts due to the Fund’s members were as follows:

	2013	2012
Due to Managing Member	$130,064	$55,973
Due to Investor Members	514,585	344,633

Total	$644,649	$400,606

Amounts due to affiliates include distributions of $644,649 and $400,606 related to the fourth quarter of 2013 and 2012 that were paid during the first quarter of 2014 and 2013, respectively.

Note 4—Accounts receivable

As of December 31, 2013 and 2012, accounts receivable consisted of the following:

	2013	2012
Renewable energy credits	$432,902	$341,622
Solar electricity	87,414	79,818

Total	$520,316	$421,440

Note 5—Property and equipment—net

As of December 31, 2013 and 2012, property and equipment at cost, less accumulated depreciation consisted of the following:

	2013	2012
Solar energy facility	$123,895,312	$123,895,312
Accumulated depreciation	(25,281,986)	(21,164,259)

Total net book value	$98,613,326	$102,731,053

Note 6—Performance guarantee liability

The Fund entered into a five-year performance guaranty agreement with the contractor who constructed the SEF. The agreement commenced on January 1, 2008, and was intended to guarantee the performance of the SEF based on specified performance standards. If the aggregate amount of actual kilowatt-hours (“kWh”) generated was less than the aggregate expected amount, then the contractor shall pay the Fund an amount as defined within the agreement. If the aggregate of the actual kWh generated was at least 5% greater than the aggregate of the expected amount, then the Fund shall pay the contractor an amount equal to 50% of the over-performance based on a guaranteed energy price, as defined within the performance guaranty agreement. As of December 31, 2012, the Fund recorded a liability of $443,462 which is included in other liabilities in the accompanying consolidated balance sheet at December 31, 2012. During the year ended December 31, 2013, the Fund entered into a Settlement Agreement and Mutual General Release with the contractor, whereby the Fund paid a total of $642,311 to the contractor, which included a $150,000 consideration to discharge all claims relating to payment or calculation of the over-performance amount.

Note 7—Debt

As of December 31, 2013 and 2012, long-term debt consisted of the following:

	2013	2012
Term loans paying interest at 6.69%, due in 2027, secured by solar energy facility	$44,259,425	$46,144,102
Less current portion of long-term loan	(2,011,347)	(1,884,677)

Total long-term debt	$42,248,078	$44,259,425

The Fund’s future debt maturities as of December 31, 2013, are as follows:

Years ending December 31, 2014	$2,011,347
2015	2,146,443
2016	2,290,535
2017	2,444,231
2018	2,724,196
Thereafter	32,642,673

$44,259,425

Note 8—Asset retirement obligation

The Fund’s asset retirement obligation relates to leased land upon which the Solar Energy Facility was built.

The following table reflects the changes in the asset retirement obligation for the years ended December 31, 2013 and 2012:

	2013	2012
Beginning balance	$1,778,867	$1,664,064
Liabilities incurred	—	—
Liabilities settled during the year	—	—
Accretion expense	122,724	114,803

Ending balance	$1,901,591	$1,778,867

Note 9—Commitments

Lease agreements

The Fund leases the ground space at Nellis for 20 years under a long-term non-cancelable operating lease agreement. The lease expires on January 1, 2028, and does not provide for any renewal option. The total rent for the entire lease term is $10.

Renewable energy credit agreement

Solar Star entered into an agreement with Nevada Power Company to sell RECs generated from the facility for 20 years at a rate of $83.10 per 1,000 delivered RECs for the first year, and increasing by 1% annually.

The agreement requires Solar Star to deliver a minimum amount of RECs each contract year. If this requirement is not met and an arrangement for replacement of the RECs is not entered into, Solar Star is required to pay for the replacement costs of the RECs not delivered. For the years ended December 31, 2013 and 2012, the facility met the minimum delivery requirements.

Note 10—Contingencies

From time to time, the Fund is notified of possible claims or assessments arising in the normal course of business operations. Management continually evaluates such matters with legal counsel and believes that, although the ultimate outcome is not presently determinable, these matters will not result in a material adverse impact on the Fund’s consolidated financial position or operations.

Note 11—Subsequent events

On March 28, 2014, all of the Class A Investor Member Interests of MMA NAFB Power, LLC were acquired by MMA Solar Fund IV GP, Inc for a purchase price of $14,211,392.

Report of Independent Auditors

To the Member

CalRENEW-1 LLC

Report on Financial Statements

We have audited the accompanying financial statements of CalRENEW-1 LLC (the “Company”), which comprise the balance sheet as of December 31, 2013, and the related statements of income, changes in member’s deficit, and cash flows for the year then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CalRENEW-1 LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

/s/ Moss Adams LLP

Portland, Oregon

May 7, 2014

CalRENEW-1 LLC

Balance Sheet

As of December 31, 2013

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$1,157,231
Accounts receivable	140,860
Prepaid and other current assets	58,807

Total current assets	1,356,898

PROPERTY AND EQUIPMENT, net	16,636,832

OTHER ASSETS
Intercompany receivable	1,000
Other	327,234

Total other assets	328,234

Total assets	$18,321,964

CURRENT LIABILITIES
Accounts payable	$24,192
Accrued liabilities	3,772
Note payable	8,000
Note payable to related party	10,638,391
Accrued interest on note payable to related party	8,652,982

Total current liabilities	19,327,337

OTHER LIABILITIES
Asset retirement obligation	216,595

Total other liabilities	216,595

Total liabilities	$19,543,932

COMMITMENTS AND CONTINGENCIES
EQUITY
Member’s equity	1,681,010
Retained deficit	(2,902,978)

Total deficit	(1,221,968)

Total liabilities and deficit	$18,321,964

See accompanying notes.

CalRENEW-1 LLC

Statement of Income

For the Year Ended December 31, 2013

POWER SALES	$2,628,118
OPERATING EXPENSES
Project operating expenses	371,546
Depreciation	531,373
Accretion	6,964

Total operating expenses	909,883

OPERATING INCOME	1,718,235

NON-OPERATING INCOME (EXPENSES)
Related party interest expense	(1,448,509)
Interest income	2,503
Interest expense	(667)

Total non-operating expenses	(1,446,673)

NET INCOME (LOSS)	$271,562

See accompanying notes.

CalRENEW-1 LLC

Statement of Changes in Member’s Deficit

	Member’s Equity	Retained Deficit	Total
Balances, January 1, 2013	1,681,010	(3,174,540)	(1,493,530)
Net income	—	271,562	271,562

Balances, December 31, 2013	$1,681,010	$(2,902,978)	$(1,221,968)

See accompanying notes.

CalRENEW-1 LLC

Statement of Cash Flows

For the Year Ended December 31, 2013

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$271,562
Adjustment to reconcile net income to net cash from operating activities:
Interest expense on related party note payable	1,448,509
Depreciation	531,373
Accretion	6,964
Amortization	6,768
Changes in:
Accounts receivable	(89,144)
Prepaid assets	57,086
Accounts payable	23,758
Accrued liabilities	(9,086)

Net cash from operating activities	2,247,790

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(6,164)
Payments on long-term receivables	35,531
Capitalized financing costs	(88,261)

Net cash from investing activities	(58,894)

CASH FLOWS FROM FINANCING ACTIVITIES
Payments on related party note payable	(2,100,000)
Payments on notes payable	(8,000)

Net cash from financing activities	(2,108,000)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	80,896
CASH AND CASH EQUIVALENTS, beginning of year	1,076,335

CASH AND CASH EQUIVALENTS, end of year	$1,157,231

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during the year for interest	$667

See accompanying notes.

CalRENEW-1 LLC

Notes to Financial Statements

Note 1—Summary of Significant Accounting Policies

Nature of business—CalRENEW-1 LLC (the Company or CR-1) was established on April 7, 2007, as a limited liability company under the Delaware Limited Liability Company Act. The Company owns and operates a 5 megawatt (MW) photovoltaic (PV) solar facility located in Mendota, California. CR-1 sells the electricity to Pacific Gas & Electric Company (PG&E) under a 20-year power purchase and sales agreement, which terminates on April 30, 2030. CR-1 is wholly owned by Meridian Energy USA, Inc. (MEUSA). The CR-1 project construction started in 2009, and operations commenced April 2010.

MEUSA, a Delaware corporation, was incorporated on October 2, 2007 as Cleantech America, Inc. MEUSA and its subsidiaries were formed to develop utility-scale, environmentally clean solar farms and other renewable projects. MEUSA’s principal business is to provide renewable electricity for sale to utilities, municipalities and other customers within the western United States.

In August 2009, MEL Solar Holdings Limited (MSHL), a New Zealand limited liability company, purchased 100% of the stock of MEUSA. MSHL is a wholly-owned subsidiary of Meridian Energy Limited, a New Zealand limited liability company and a mixed ownership model company under the Public Finance Act of 1989. During 2010, MEUSA changed its name from Cleantech America, Inc. to Meridian Energy USA, Inc.

Basis of presentation—The accompanying financial statements are presented in accordance with accounting principles generally accepted in the United States of America (GAAP), as codified by the Financial Accounting Standards Board.

Use of estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to make estimates and assumptions affecting the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. The amounts estimated could differ from actual results.

Cash and cash equivalents—For purposes of the statement of cash flows, the Company defines cash equivalents as all highly liquid instruments purchased with an original maturity of three months or less. From time to time, certain bank accounts that are subject to limited FDIC coverage exceed their insured limits.

Accounts receivable—Accounts receivable are uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date. Customer account balances with invoices dated over 30 days are considered delinquent.

Trade accounts receivable are stated at the amount management expects to collect from balances outstanding at year-end. Management establishes an allowance for doubtful customer accounts through a review of historical losses, specific customer balances, and industry economic conditions. Customer accounts are charged off against the allowance for doubtful accounts when management determines that the likelihood of eventual collection is remote. At December 31, 2013, management determined that no allowance for doubtful accounts was considered necessary.

Asset retirement obligations—Accounting standards require the recognition of an Asset Retirement Obligation (ARO), measured at estimated fair value, for legal obligations related to decommissioning and restoration costs associated with the retirement of tangible long-lived assets in the period in which the liability is incurred. The initial capitalized asset retirement costs are depreciated over the life of the related asset, with accretion of the ARO liability classified as an operating expense.

Revenue recognition—The Company recognizes revenue from power sales to PG&E based on the megawatt hours (MWh) provided to PG&E each month at the contracted rates, pursuant to the Power Purchase and Sale Agreement (the Agreement) between PG&E and the CalRENEW-1 LLC.

Concentrations of credit risk—The Company grants credit to PG&E during the normal course of business. The Company performs ongoing credit evaluations of PG&E’s financial condition and generally requires no collateral.

Depreciation lives and methods—Depreciation has been determined by use of the straight-line method over the estimated useful lives of the related assets ranging from 9 to 35 years.

The Company generally capitalizes assets with costs of $1,000 or more as purchases or construction outlays occur.

Income taxes—The Company is taxed as a partnership; accordingly, federal and state taxes related to its income are the responsibility of the members. The Company applies applicable authoritative accounting guidance related to the accounting for uncertain tax positions. The impact of uncertain tax positions would be recorded in the Company’s financial statements only after determining a more-likely-than-not probability that the uncertain tax positions would withstand challenge, if any, from taxing authorities. As facts and circumstances change, the Company would reassess these probabilities and would record any changes in the financial statements as appropriate. Under this guidance, the Company adopted a policy to record accrued interest and penalties associated with uncertain tax positions in income tax expense in the statement of income as necessary. As of December 31, 2013, the Company recognized no accrued interest and penalties associated with uncertain tax positions.

Note 2—Property and Equipment

Property and equipment consists of the following at December 31, 2013:

Land rights	$50,000
Solar farm generation assets	18,464,054
Asset retirement obligation asset	209,631

Total	18,723,685
Less: accumulated depreciation	(2,086,853)

Property and equipment, net	$16,636,832

Depreciation expense for property and equipment was $531,373 for the year ended December 31, 2013.

Note 3—Other Assets

Other assets at December 31, 2013 consist of the following:

Prepaid interconnection costs	$200,830
Capitalized financing costs	88,261
Network upgrade receivable	23,688
Security deposit	10,000
Prepaid metering fees	4,455

Total	$327,234

Note 4—Notes Payable

Notes payable at December 31, 2013 are summarized as follows:

Note payable to River Ranch LLC, annual installments of $8,000, interest at 5%, matures November 2014; secured by Deed of Trust	$8,000

Related party note payable to Meridian Energy USA, Inc., due on demand, interest at 12.8%, unsecured	$10,638,391

Accrued interest on the related party note payable of $8,652,982 has been recorded as a current liability on the balance sheet. This amount is due upon demand.

Note 5—Asset Retirement Obligations

For the year ending December 31, 2013, the Company completed an asset retirement obligation (ARO) calculation using a layered approach with the assumption that the assets will be in service through the year 2049. The useful life expectations used in the calculations of the ARO are based on the assumption that operations will continue without deviation from historical trends.

As of December 31, 2013, the ARO capitalized asset and the offsetting ARO liability were established at present value. The ARO asset will be depreciated through 2049 on a straight line basis and the ARO liability will be accredited through 2049 using a discount rate and effective interest method.

The asset retirement obligation at December 31, 2013 consists of the following:

Liability at January 1	$59,721
Accretion expense	3,584
Liabilities incurred	153,290

Liability at December 31	$216,595

Note 6—Commitments, Contingencies and Concentrations

The Company may be involved from time to time in legal and arbitration proceedings arising in the ordinary course of business. Although the outcomes of legal proceedings are difficult to predict, none of these proceedings is expected to lead to material loss or expenditure in the context of the Company’s results.

The Company operates in the Western United States, particularly California. Should California decide to change the regulatory focus away from renewable energy, the impact could be substantial for the Company.

The Company sells 100% of the electrical output of the CR-1 solar facility to PG&E under a 20-year power purchase and sale agreement which terminates April 30, 2030. This contract is the sole source of the Company’s revenues until further solar projects are developed, constructed and brought into operations.

The Company is engaged in the operation of solar facilities to generate electricity for sale to utilities, municipalities and other customers. Development of such solar facilities is a capital intensive, multi-year effort which includes obtaining land or land rights, interconnection agreements, permits from local authorities, and long-term power sales contracts.

Note 7—Subsequent Events

Subsequent events are events or transactions that occur after the date of the balance sheet but before financial statements are available to be issued. The Company recognizes in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing the financial statements. The Company’s financial statements do not recognize subsequent events that provide evidence about conditions that did not exist at the date of the balance sheet, but arose after such date and before the financial statements are available to be issued. The Company has evaluated subsequent events through May 7, 2014, which is the date the financial statements were available to be issued.

On March 6, 2014 the Company signed a letter of intent to sell all units to SunEdison with an anticipated closing during the second quarter of 2014.

On March 31, 2014 the Company converted the related party note payable and accrued interest into equity due to the pending sales transaction discussed above.

Report of Independent Auditors

To the Member of SPS Atwell Island, LLC

Report on Financial Statements

We have audited the accompanying financial statements of SPS Atwell Island, LLC, which comprise the balance sheets as of December 31, 2013 and 2012, the related statements of operations, member’s equity, and cash flows for the years then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SPS Atwell Island, LLC as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

/s/ Moss Adams LLP

San Diego, California

May 14, 2014

SPS ATWELL ISLAND, LLC

Balance Sheets

December 31, 2013 and 2012

(in thousands)

	December 31,
	2013	2012
ASSETS
Current Assets:
Restricted cash	$1,540	$104
Accounts receivable	—	—
Prepaid expenses and other current assets	84	—

Total current assets	1,624	104
Property and Equipment, net	88,356	84,146
Solar Facility Rights, net	—	5,678
Other Assets	1,840	1,967

Total assets	$91,820	$91,895

LIABILITIES AND MEMBER’S EQUITY
Current Liabilities:
Accounts payable and accrued liabilities	$4,453	$1,972
Construction loan payable	—	66,060
Financing obligation, current portion	1,945	—

Total current liabilities	6,398	68,032
Financing Obligation	73,319	—
Commitments and Contingencies (Note 7)
Member’s Equity	12,103	23,863

Total liabilities and member’s equity	$91,820	$91,895

See accompanying notes.

SPS ATWELL ISLAND, LLC

Statements of Operations

Years Ended December 31, 2013 and 2012

(in thousands)

	Years Ended December 31,
	2013	2012
REVENUES
Revenue from sale of electricity	$5,371	$—

OPERATING EXPENSES
Cost of electricity sold	2,345	—
Other operating expenses	1,123	792

Total operating expenses	3,468	792

OPERATING INCOME (LOSS)	1,903	(792)

OTHER EXPENSE
Interest expense	(1,393)	—
Other expense	(3)	—

Total other expense	(1,396)	—

NET INCOME (LOSS)	$507	$(792)

See accompanying notes.

SPS ATWELL ISLAND, LLC

Statements of Member’s Equity

Years Ended December 31, 2013 and 2012

(in thousands)

Total Member’s Equity
MEMBER’S EQUITY, JANUARY 1, 2012	$31,282
Member distributions	(6,627)
Net loss	(792)

MEMBER’S EQUITY, DECEMBER 31, 2012	23,863
Member distributions	(12,267)
Net income	507

MEMBER’S EQUITY, DECEMBER 31, 2013	$12,103

See accompanying notes.

SPS ATWELL ISLAND, LLC

Statements of Cash Flows

Years Ended December 31, 2013 and 2012

(in thousands)

	Years Ended December 31,
	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$507	$(792)
Adjustments:
Non-cash interest expense	163	—
Depreciation	2,266	—
Changes in assets and liabilities from operations:
Accounts receivable	—	—
Prepaid expenses	(84)	—
Other assets	127	(1,667)
Accounts payable and accrued liabilities	(1,922)	880

Net cash flow provided by (used in) operating activities	1,057	(1,579)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(798)	(59,900)

Net cash flow (used in) investing activities	(798)	(59,900)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from construction loan	1,654	66,060
Repayment of construction loan	(67,714)	—
Proceeds from sale-leaseback transaction	90,055	—
Payments on financing obligation	(10,551)	—
Member distributions	(12,267)	(6,627)

Net cash flow provided by financing activities	1,177	59,433

NET CHANGE IN CASH AND CASH EQUIVALENTS	1,436	(2,046)

CASH AND CASH EQUIVALENTS
Beginning of year	104	2,150

End of year	$1,540	$104

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash paid for interest	$1,230	$—

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES

Indemnification accrual recorded as discount on financing obligation	$(4,403)	$—

Reclassification of intangible asset to property and equipment	$5,508	$—

See accompanying notes.

SPS ATWELL ISLAND, LLC

Notes to Financial Statements

(in thousands)

Note 1—Summary of Organization and Significant Accounting Policies

Organization—SPS Atwell Island, LLC (the “Company”) is a wholly-owned subsidiary of Samsung Green Repower, LLC (“SGR”), under Samsung C&T America, Inc. (the “Administrator”). The Company is organized as a limited liability company (LLC) formed to develop and operate a 23.5 megawatt (“MW”) solar photovoltaic facility (the “Solar Facility”) located in Tulare County, CA.

In 2012 and continuing until March 2013, the solar facility was in development. On March 22, 2013, pursuant to a Participation Agreement dated June 28, 2012, the Solar Facility was sold to Atwell Solar Trust 2012 (“Trust/Lessor”) in a sale-leaseback transaction (the “Sale-Leaseback Transaction”) designed to transfer to the Trust/Lessor ownership of the Solar Facility, including certain related tax elements. Under the Sale-Leaseback Transaction, concurrently on March 22, 2013 and in accordance with the Participation Agreement, the Facility Site and Facility Lease Agreement (collectively, the “Facility Lease” and “Facility Lease Agreements”) were executed between Trust/Lessor and the Company.

Under the Facility Lease Agreements, the Company has the duty to operate the Solar Facility in exchange for contractual lease payments owed to the Trust/Lessor and the obligation to perform under a 25-year Power Purchase Agreement (“PPA”) with Pacific Gas and Electric Company (“PG&E”). As discussed in further detail herein, these financial statements present this Facility Lease as a financing event with the Company retaining the Solar Facility asset, recording a financing obligation, recording revenue as it is generated from energy sold to PG&E under the PPA, and recording payments under the Facility Lease as payments allocated between interest and principal. The 25-year term of the PPA commenced in March 2013.

Basis of presentation—The financial statements include the accounts of the Company and have been prepared in accordance with accounting principles generally accepted in the United States of America. The year 2013 is the first year during which the Company is considered an operating company and is no longer in the development stage.

Use of estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the balance sheet. Actual results could differ from those estimates.

Project administration agreement—A Project Administration Agreement (the “PAA”) is in place between the Company and the Administrator, which is an affiliate of the Company. The PAA provides for certain administrative services from Administrator to the Company. The PAA covers support services spanning both construction and operating phases of the Project such as bookkeeping, compliance reporting, administration of insurance, and the maintenance of corporate functions for the Company and Trust/Lessor.

Concentrations—The Company’s restricted cash balances are placed with high-credit-quality and federally-insured institutions. From time to time, the Company’s restricted cash balances with any one institution may exceed federally-insured limits or may be invested in a non-federally-insured money market account. The Company has not experienced any losses in such accounts and believes it is not exposed to significant credit risk as a result of its restricted cash investment policies.

The Company has a significant concentration of credit risk as the PPA and the related accounts receivable are with one utility, PG&E, in the state of California.

Restricted cash—Pursuant to the terms of the Amended and Restated Depository Agreement entered between the parties to the Facility Lease, all cash owned by the Company is held in restricted accounts that consist of amounts held in trust by a bank to support the Company’s operations and obligations.

Accounts receivable—Accounts receivable consist of amounts owed on revenues generated from operating the Solar Facility.

Property and equipment—At December 31, 2013, property and equipment consists of the Solar Facility. Prior to the commercial operation date in March 2013, the Solar Facility was recorded as construction in process. While construction was in process, the Company recorded all costs and expenses related to the development and construction of the facility, including interest cost but excluding administrative expenses, as part of the Solar Facility cost. Upon the commercial operation date in March 2013, the Solar Facility asset was placed in service and depreciation commenced using the straight-line method and a 30-year useful life.

Sale-leaseback transaction—The Sale-Leaseback Transaction was executed in March 2013. As the Solar Facility is considered integral property, and based on the continuing involvement provided in the Facility Lease agreements, the Company determined the transaction did not meet accounting qualifications for a sale and that the transaction should be recorded using the financing method. Under the financing method, the Company did not recognize any upfront profit because a sale was not recognized. Rather, the Solar Facility assets remained on the Company books and the full amount of the financing proceeds of $90,055 was recorded as a financing obligation (Note 5).

Indemnification liability—Following the Sale-Leaseback Transaction, the Trust/Lessor applied for a cash grant from U.S. Treasury under the Program Guidance for the Payments for Specified Energy Property in Lieu of Tax Credit under the American Recovery and Reinvestment Act of 2009, issued July 2009/Revised March 2010 and April 2011. Based on the cash grant the Trust/Lessor received from Treasury, and in accordance with terms defined in Facility Lease agreements, as of December 31, 2013, the Company accrued an indemnification obligation to the Trust/Lessor of $4,403. The Company offset the indemnification liability as a discount on the financing obligation that will increase interest expense as it amortizes. The obligation was paid by the Company in early 2014.

Valuation of long-lived and intangibles—The Company evaluates the carrying value of long-lived assets for possible impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. In general, the Company would recognize an impairment loss when the sum of undiscounted expected cash flows from the asset is less than the carrying amount of such asset. No impairment was evidenced or recorded as of December 31, 2013 or 2012.

Asset retirement obligations—The Company has considered the terms and conditions of the various agreements under which it operates and has concluded that it does not have any legally imposed asset retirement obligation. The Facility Lease agreements require a decommissioning reserve of $60 and the Company designates a portion of restricted cash to fund this decommissioning reserve.

Operating leases—Rents payable under a site lease are charged to operations over the lease term based on the lease payment calculation, which is deemed a methodical and systematic basis.

Revenue recognition—The Company earns revenue from the sale of electricity under the 25-year PPA with PG&E. The Company is required to sell all energy and related energy attributes generated by the Solar Facility at specific rates as determined by the PPA. The Company recognizes revenue from the sale of electricity and related energy attributes when the electricity is generated and delivered. The PPA expires in March 2038.

Income taxes—The Company is a limited liability company for federal and state income tax purposes, and is disregarded from its member. The taxable income of the Company is generally included in the income tax returns of the owner.

Note 2—Property and Equipment

At December 31, 2013 and 2012, property and equipment are stated at book value, less accumulated depreciation, and consist of the following:

	2013	2012
Solar facility	$90,621	$—
Construction-in-progress	—	84,146

Less accumulated depreciation	(2,265)	—

Total	$88,356	$84,146

Depreciation expense for the years ended December 31, 2013 and 2012 was $2,266 and $0, respectively.

Note 3—Solar Facility Rights

The Company was originally a joint venture between SGR and a 50 percent partner. In October 2011, SGR acquired the 50 percent interest and all related assets and rights for $6,000. The Company concluded this was an asset purchase and recorded a Solar Facility Rights intangible asset. In the October 2011 transaction, the Company obtained full interest in rights necessary for the development, financing, installation, construction, operation and ownership of a solar project, including the PPA, interconnection agreement, land lease rights and permits to develop the solar plant. The Solar Facility Rights were not amortized while the Solar Facility was under construction. Upon the March 2013 commercial operation date of the Solar Facility, the Solar Facility Rights asset was reclassified to the Solar Facility fixed asset.

Note 4—Construction Loan

In December 2011, the Company entered into a $74,520 construction loan to fund construction of the Solar Facility. The loan incurred interest at specific rates as determined by the loan agreement, was collateralized by all the Company’s assets, and was settled in full, with interest, in March 2013. The construction loan balance was $66,060 at December 31, 2012 and the amount paid off, including accrued interest, in March 2013 was $67,714. Interest accrued on this loan of $376 and $1,354 during the years ended December 31, 2013 and 2012, respectively, was capitalized as part of the construction-in-progress asset.

Note 5—Financing Obligation

As a result of the Sale-Leaseback Transaction (Note 1), the Company reported the transaction proceeds of $90,055 as a financing obligation relating to the Facility Lease. The payments on the financing obligation are allocated between interest and principal based on a rate determined by reference to the Company’s estimated incremental borrowing rate adjusted to eliminate substantially all negative amortization and to eliminate any estimated built-in gain or loss. As a result of the indemnification liability (Note 1), the Company subsequently recorded a discount on the financing obligation which will be amortized as interest expense. The balance outstanding for the financing obligation as of December 31, 2013 was $75,264.

The financing obligation is secured by the PPA and certain guarantees by SGR. The Facility Lease requires the Company to pay customary operating and repair expenses and to observe certain operating restrictions and covenants. The Facility Lease agreements contain renewal options at lease termination and purchase options at amounts approximating fair market value or termination value (greater of the two) as of dates specified in the those agreements.

Following is disclosure, as of December 31, 2013, of payment required on the financing obligation over the next five years:

Years ending December 31:
2014	$3,551
2015	3,639
2016	3,653
2017	3,676
2018	3,596

For the year ended December 31, 2013, interest expense of $1,393 was recorded relating to the financing obligation.

Note 6—Member’s Equity

Capitalized terms used in this footnote are used as defined in the Company’s LLC operating agreement (the “Operating Agreement”).

Structure—According to the Operating Agreement, as of December 31, 2013, SGR is the manager of the Company and also its sole member.

Taxable income and loss allocations—The Operating Agreement provides that each item of income, gain, loss, deduction, and credit of the Company will be allocated 100 percent to the member.

Member distributions—The Operating Agreement calls for distributable cash to be distributed to the member at the discretion of the manager.

Member liability—The member has no liability for the debts, obligations, or liabilities of the Company, whether arising in contract, tort, or otherwise solely by reason of being a member.

Note 7—Commitments and Contingencies

Real property agreements—The Solar Facility assets are located on property that the Company sub-leases from the Trust/Lessor, located in the County of Tulare, State of California. The original lease was between the Company and the Atwell Island Water District (“AIWD”). The lease was assigned to the Trust/Lessor at sale and subleased back to the Company simultaneously. The sublease term is co-terminus with the term of the Facility Lease. The Company pays $20 directly to AIWD each quarter for the land lease for the duration of its lease term.

As of December 31, 2013, future minimum rental payments are as follows:

Years ending December 31:
2014	$80
2015	80
2016	80
2017	80
2018	80
Thereafter	1,140

$1,540

Project administration agreement—The Company has entered into a project administration agreement (the “PAA”) with Administrator to provide administrative services relating to the day-to-day operations of the Company. The PAA is co-terminus with the term of the Facility Lease and establishes an annual base fee, due in equal installments on a monthly basis that was initially $300 and is subject to an annual escalator based on inflation. For the year ended December 31, 2013, the Company incurred $225 of expense under the PAA.

Maintenance and service agreements—The Company has entered into an integrated service package contract with The Ryan Company, Inc. (“Provider”), which provides for certain maintenance, service, and administrative responsibilities for the Facility. For the year ended December 31, 2013, the Company incurred fixed fees under this contract totaling $263. Under a Performance Ratio Guarantee, the Provider guarantees performance ratio at average rate of 74.36 percent for the agreement term of three years.

Interconnection agreement—The Company has entered into an interconnection agreement with a utility and California Independent Operator (“CAISO”), Participating Transmission Owner that allows the Company to interconnect its generating facility with the utility’s transmission or distribution grid. The interconnection agreement has a term of 25 years and can be renewed for successive one-year periods after its expiration. The agreement can only be terminated after the Company ceases operation and has complied with all laws and regulations applicable to such termination. The Company’s long-term other assets balances at December 31, 2013 and 2012 consist of amounts contractually due to the Company from the utility as reimbursement for costs incurred relating to network upgrades on interconnection facilities. Fees incurred for interconnection services other than those related to network upgrades are included in operating expenses in the statements of operations and totaled $275,000 and $0 for the years ended December 31, 2013 and 2012.

Letters of credit—At December 31, 2013, the Company had the following letters of credit:

The Trust/Lessor issued a letter of credit totaling $6,000 benefiting the Company, as the Borrower, pursuant to the terms of the Participation Agreement. Issuance of this letter of credit is related to the performance under the PPA. The letter of credit expires on the 7th anniversary of the Sale and Leaseback closing date. The Borrower may request an extension of the LC during the one year prior to the expiration date.

Legal proceedings and claims—From time to time, the Company is subject to various legal proceedings and claims arising in the normal course of its business.

Note 8—Related-party Transactions and Balances

Activity under the PAA agreement described in Note 7 is a related-party activity. At December 31, 2013 and 2012, the Company had no payables to any of its affiliates.

Note 9—Subsequent Events

Subsequent events are events or transactions that occur after the balance sheet date but before financial statements are issued. The Company recognizes in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing the financial statements. The Company’s financial statements do not recognize subsequent events that provide evidence about conditions that did not exist at the date of the balance sheet but arose after the balance sheet date and before financial statements are issued.

The Company has evaluated subsequent events through May 14, 2014, which is the date the financial statements were available to be issued.

Subsequent to December 31, 2013, the Company has agreed that it will purchase the Solar Facility from Trust/Lessor and will terminate the associated Sale-Leaseback Transaction. Immediately following the purchase of the Solar Facility from the Trust/Lessor, all of the issued and outstanding membership interests of the Company will be sold to an affiliate of SunEdison, Inc. The Company expects to close these activities on May 16, 2014.

Independent Auditor’s Report

To the Members

Nautilus Solar Energy, LLC

We have audited the accompanying combined carve-out financial statements of Summit Solar (a carve-out of Nautilus Solar Energy, LLC) (the “Group”), which comprise the combined carve-out balance sheets as of December 31, 2013 and 2012, and the related combined carve-out statements of income and comprehensive income, changes in members’ capital and cash flows for the years then ended, and the related notes to the combined carve-out financial statements.

Management’s Responsibility for the Financial Statements

Management of Nautilus Solar Energy, LLC is responsible for the preparation and fair presentation of the combined carve-out financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of combined carve-out financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these combined carve-out financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined carve-out financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the combined carve-out financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the combined carve-out financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the combined carve-out financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the combined carve-out financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the combined carve-out financial statements referred to above present fairly, in all material respects, the financial position of the Group as of December 31, 2013 and 2012, and the results of their operations and their cash flows for the years then ended, in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matters

Note 1 to the accompanying combined carve-out financial statements explains the basis of presentation of the combined carve-out financial statements, including the approach to and purpose for preparing them. Note 13 to the accompanying combined carve-out financial statements discloses a subsequent event related to the sale of the Group and the buyout of certain interests in the Group not controlled by Nautilus Solar Energy, LLC. Our opinion is not modified with respect to these matters.

/s/ CohnReznick LLP

Vienna, Virginia

May 23, 2014

Summit Solar

Combined Carve-out Balance Sheets

December 31, 2013 and 2012

	2013	2012
Assets
Current assets
Cash and cash equivalents	$1,790,570	$418,329
Accounts receivable	686,514	312,166
Deferred rent under sale-leaseback, current portion	226,475	226,475
Prepaid expenses and other current assets	201,404	382,892

Total current assets	2,904,963	1,339,862

Investment in energy property, net	103,829,927	100,854,468

Other assets
Restricted cash	4,087,467	4,000,135
Deferred rent under sale-leaseback, net of current portion	364,995	490,669
Deferred financing costs, net	1,579,394	1,751,531
Other non-current assets	100,000	100,000

Total other assets	6,131,856	6,342,335

Total assets	$112,866,746	$108,536,665

Liabilities and Members’ Capital
Current liabilities
Accounts payable and accrued expenses	$532,925	$780,718
Accounts payable—construction	—	583,962
Financing obligations, current maturities	222,474	160,226
Long-term debt, current maturities	2,493,919	2,462,748
Deferred grants and rebates, current portion	981,496	900,403
Deferred gain on sale, current portion	32,087	32,087

Total current liabilities	4,262,901	4,920,144

Long-term liabilities
Asset retirement obligation	2,431,531	2,035,249
Financing obligations, net of current maturities	9,657,148	5,740,560
Long-term debt, net of current maturities	18,867,431	19,050,921
Deferred grants and rebates, net of current portion	24,755,711	23,342,813
Deferred gain on sale, net of current portion	374,384	406,470

Total long-term liabilities	56,086,205	50,576,013

Commitments and contingencies
Members’ capital
Members’ capital	54,773,423	52,918,719
Accumulated other comprehensive loss	(2,648,839)	(609,606)
Non-controlling interest	393,056	731,395

Total members’ capital	52,517,640	53,040,508

Total liabilities and members’ capital	$112,866,746	$108,536,665

See Notes to Combined Carve-out Financial Statements.

Summit Solar

Combined Carve-out Statements of Income and Comprehensive Income

Years Ended December 31, 2013 and 2012

	2013	2012
Revenues
Energy generation revenue	$5,326,919	$4,388,930
Solar Renewable Energy Certificate (SREC) revenue	4,122,418	5,706,192
Performance Based Incentive (PBI) revenue	379,004	404,754

Total revenues	9,828,341	10,499,876

Operating expenses
Cost of operations	1,201,564	912,268
Selling, general and administrative expenses	260,333	606,466
Project adminstration fee	504,327	888,611
Depreciation and accretion	2,726,354	2,311,419

Total operating expenses	4,692,578	4,718,764

Net operating income	5,135,763	5,781,112

Other income (expenses)
Amortization expense—deferred financing costs	(224,875)	(192,900)
Interest income	11,937	13,053
Interest expense—financing obligations	(331,019)	(347,619)
Interest expense—long-term debt	(940,958)	(668,720)
Other income	—	573,230

Total other income (expenses)	(1,484,915)	(622,956)

Combined net income	3,650,848	5,158,156
Net income attributable to non-controlling interest	(39,286)	—

Net income attributable to the members	3,611,562	5,158,156

Comprehensive income:
Combined net income	$3,650,848	$5,158,156
Other comprehensive (loss) income Foreign currency translation adjustments	(2,039,233)	96,740

Total comprehensive income	1,611,615	5,254,896

Comprehensive income attributable to non-controlling interests	(39,286)	—

Comprehensive income attributable to the members	$1,572,329	$5,254,896

See Notes to Combined Carve-out Financial Statements.

Summit Solar

Combined Carve-out Statements of Changes in Members’ Capital

Years Ended December 31, 2013 and 2012

	Members’ capital	Accumulated other comprehensive income (loss)	Non-controlling interest	Total
Balance, December 31, 2011	$42,701,585	$(706,346)	$—	$41,995,239
Net contributions	5,462,060	—	731,395	6,193,455
Foreign currency translation adjustments	—	96,740	—	96,740
Syndication costs	(403,082)	—	—	(403,082)
Net income	5,158,156	—	—	5,158,156

Balance, December 31, 2012	52,918,719	(609,606)	731,395	53,040,508
Net distributions	(1,756,858)	—	(377,625)	(2,134,483)
Foreign currency translation adjustments	—	(2,039,233)	—	(2,039,233)
Net income	3,611,562	—	39,286	3,650,848

Balance, December 31, 2013	$54,773,423	$(2,648,839)	$393,056	$52,517,640

See Notes to Combined Carve-out Financial Statements.

Summit Solar

Combined Carve-out Statements of Cash Flows

Years Ended December 31, 2013 and 2012

	2013	2012
Cash flows from operating activities
Combined net income	$3,650,848	$5,158,156
Adjustments to reconcile combined net income to net cash provided by operating activities
Depreciation and accretion	2,726,354	2,311,419
Amortization expense—deferred financing costs	224,875	192,900
Amortization of deferred gain on sale	(32,086)	(32,087)
Write-off of accounts payable and accrued expenses	—	(565,481)
Changes in operating assets and liabilities:
Accounts receivable	(380,696)	565,073
Prepaid expenses and other current assets	174,507	376,405
Deferred rent under sale-leaseback	125,674	126,141
Other non-current assets	—	(100,000)
Accounts payable and accrued expenses	(274,031)	73,832

Net cash provided by operating activities	6,215,445	8,106,358

Cash flows from investing activities
Expenditures on energy property	(8,070,939)	(30,572,403)

Net cash used in investing activities	(8,070,939)	(30,572,403)

Cash flows from financing activities
Net deposits to restricted cash	(87,332)	(1,485,578)
Proceeds from grants and rebates	2,432,760	7,253,843
Proceeds from financing obligations	4,139,102	2,189,847
Repayments of financing obligations	(119,466)	(397,116)
Proceeds from long-term debt	2,400,000	16,147,762
Repayments of long-term debt	(2,552,319)	(5,348,528)
Deferred financing costs paid	(52,738)	(645,061)
Net (distributions) contributions	(2,134,483)	4,491,003

Net cash provided by financing activities	4,025,524	22,206,172

Effects of exchange rate changes on cash and cash equivalents	(797,789)	(136,360)
Net increase (decrease) in cash and cash equivalents	1,372,241	(396,233)

Cash and cash equivalents, beginning of the year	418,329	814,562

Cash and cash equivalents, end of the year	$1,790,570	$418,329

Cash paid for interest, net of amount capitalized	$1,163,180	$1,016,339

Supplemental schedule of non-cash investing and financing activities
Expenditures on energy property are adjusted by the following:
Asset retirement obligation	$(285,363)	$(459,832)
Accounts payable—construction	583,077	11,289,145

	$297,714	$10,829,313

Increase (decrease) in financing obligations and decrease (increase) in accounts payable and accrued expenses	$40,800	$(534,923)

Non-cash contributions
Syndication costs	$—	$403,082
Deferred financing fees	—	1,299,370

	$—	$1,702,452

See Notes to Combined Carve-out Financial Statements.

Summit Solar

Notes to Combined Carve-out Financial Statements

December 31, 2013 and 2012

Note 1—Basis of presentation and nature of operations

Basis of presentation

Summit Solar (the “Group”) as used in the accompanying combined carve-out financial statements comprises the entities and solar energy facilities listed below which are the subject of a purchase and sale agreement and which have historically operated as a part of Nautilus Solar Energy LLC (“NSE”). The Group is not a stand-alone entity, but is a combination of entities and solar energy facilities that are 100% owned by NSE unless otherwise noted below.

Entities:
Solar I	SWBOE
St. Joseph’s	Green Cove Management
Liberty	Lindenwold
Ocean City One	Dev Co
Solar Services	Power III
Silvermine	Solar PPA Partnership One
Funding II (1%)*	Waldo Solar Energy Park of Gainesville
Power II (1%)*	Cresskill
Medford BOE (1%)*	WPU
Medford Lakes (1%)*	KMBS
Wayne (1%)*	Power I
Hazlet (1%)*	Sequoia
Talbot (1%)*	Ocean City Two
Frederick (1%)*	Funding IV
Gibbstown (51%)*	San Antonio West

Solar energy facilities:
Solomon	1000 Wye Valley
460 Industrial	252 Power
80 Norwich	510 Main
215 Gilbert	7360 Bramalae

*	Subsequent to year-end, affiliates of NSE purchased the remaining interests in these entities (see Note 13).

Throughout the periods presented in the combined carve-out financial statements, the Group did not exist as a separate, legally constituted entity. The combined carve-out financial statements have therefore been derived from the consolidated financial statements of NSE and its subsidiaries to represent the financial position and performance of the Group on a stand-alone basis throughout those periods in accordance with accounting principles generally accepted in the United States of America.

Management of NSE believes the assumptions underlying the combined carve-out financial statements are reasonable based on the scope of the purchase and sale agreement and the entities forming the Group being under common control and management throughout the periods covered by the combined carve-out financial statements.

Outstanding inter-entity balances, transactions, and cash flows between entities comprising the Group have been eliminated.

Management of NSE specifically identified expenses as being attributable to the Group which includes all material expenses incurred by NSE on the Group’s behalf. The expenses do not include allocations of general corporate overhead expenses from NSE as these costs were not considered material to the Group. The costs identified as specifically attributable to the Group are considered to be a reasonable reflection of all costs of doing business by the Group. For the years ended December 31, 2013 and 2012, Funding II incurred a project administration fee in the amount of $504,327 and $888,611, respectively. Management of NSE determined that it was not practicable to determine an estimate of this fee that would have been incurred had the Group operated as an unaffiliated entity. The combined carve-out financial statements included herein may not necessarily represent what the Group’s results, financial position and cash flows would have been had it been a stand-alone entity during the periods presented, or what the Group’s results, financial position and cash flows may be in the future.

Nature of operations

The Group engages in the development, construction, financing, ownership, and operation of distributed generation solar energy facilities in the United States and Canada. Solar Services provides operating and maintenance services for certain assets and/or entities included in the Group.

Note 2—Summary of significant accounting policies

Use of estimates

The preparation of combined carve-out financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the combined carve-out financial statements and reported amounts of revenues and expenses for the periods presented. Actual results could differ from these estimates.

Cash and cash equivalents

Cash and cash equivalents include deposit and money market accounts.

Restricted cash

Restricted cash consists of cash on deposit with various financial institutions for reserves required under certain loan and lease agreements. The use of these reserves is restricted based on the terms of the respective loan and lease agreements. Cash received during the term of a sale-leaseback transaction is subject to control agreements and collateral agency agreements under various financing facilities. As of December 31, 2013 and 2012, restricted cash is $4,087,467 and $4,000,135, respectively.

Accounts receivable

Accounts receivable is stated at the amount billed to customers less any allowance for doubtful accounts. The Group evaluates the collectability of its accounts receivable taking into consideration such factors as the aging of a customer’s account, credit worthiness and historical trends. As of December 31, 2013 and 2012, the Group considers accounts receivable to be fully collectible.

Energy property

Energy property is stated at cost. Depreciation is provided using the straight-line method by charges to operations over estimated useful lives of 30 years for solar energy facilities. Expenditures during the construction of new solar energy facilities are capitalized to solar energy facilities under construction as incurred until achievement of the commercial operation date (the “COD”). Expenditures for maintenance and repairs are charged to expense as incurred. Upon retirement, sale or other disposition of the solar energy facility, the cost and accumulated depreciation are removed from the accounts and the related gain or loss, if any, is reflected in the year of disposal.

Depreciation for the years ended December 31, 2013 and 2012 was $3,532,376 and $2,992,624, respectively.

Impairment of long-lived assets

The Group reviews its energy property for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. When recovery is reviewed, if the undiscounted cash flows estimated to be generated by the energy property are less than its carrying amount, the Group compares the carrying amount of the energy property to its fair value in order to determine whether an impairment loss has occurred. The amount of the impairment loss is equal to the excess of the asset’s carrying value over its estimated fair value. No impairment loss was recognized during the years ended December 31, 2013 or 2012.

Intangible assets and amortization

Deferred financing costs of $2,001,540 in connection with long-term debt are amortized over the term of the loan agreement using the effective interest method. Accumulated amortization as of December 31, 2013 and 2012 is $422,146 and $197,127, respectively. Amortization expense for the years ended December 31, 2013 and 2012 was $224,875 and $192,900, respectively.

Estimated amortization expense for each of the ensuing years through December 31, 2018 and thereafter is as follows:

2014	$230,563
2015	214,843
2016	205,128
2017	189,302
2018	172,590
Thereafter	566,968

$1,579,394

Asset retirement obligation

The Group is required to record asset retirement obligations when it has the legal obligation to retire long-lived assets. Upon the expiration of the power purchase agreements (the “PPAs”) or lease agreements, the solar energy facility is required to be removed if the agreement is not extended or the solar energy facility is not purchased by the customer. Where asset retirement obligations exist, the Group is required to record the present value of the estimated obligation and increase the carrying amount of the solar energy facility. The asset retirement obligations are accreted to their future value over the term of the PPA or lease and the capitalized amount is depreciated over the estimated useful life of 30 years.

Members’ capital

In the combined carve-out balance sheets, members’ capital represents NSE and its affiliates’ historical investment in the carve-out entities and solar energy facilities, their accumulated net earnings, including accumulated other comprehensive loss, and the net effect of transactions with NSE and its affiliates.

Comprehensive income

Comprehensive income consists of two components, combined net income and other comprehensive income (loss). Other comprehensive income (loss) refers to revenue, expenses, gains and losses that, under accounting principles generally accepted in the United States of America, are recorded as an element of members’ capital but are excluded from combined net income.

Cost of operations

Cost of operations includes expenses related to operations and maintenance, insurance, and rent.

Revenue recognition

The Group derives revenues from the following sources: sales of energy generation, sales of Solar Renewable Energy Certificates (“SRECs”,) and Performance Based Incentive (“PBI”) programs.

Energy generation

Energy generation revenue is recognized as electricity is generated by the solar energy facility and delivered to the customers. Revenues are based on actual output and contractual prices set forth in long-term PPAs.

SRECs

SRECs are accounted for as governmental incentives and are not considered an output of the solar energy facilities. Revenue from the sale of SRECs to third parties is recognized upon the transfer of title and delivery of the SRECs to third parties and is derived from contractual prices set forth in SREC sale agreements or at spot market prices.

PBI programs

Revenue from PBI programs is recognized on eligible solar energy facilities as delivery of the generation occurs. The Group is entitled to receive PBI revenues over a five-year term, expiring February 1, 2015, based on statutory rates as energy is delivered.

Grants and rebates

The costs of the facilities built in the United States of America qualify for energy investment tax credits as provided under Section 48 of the Internal Revenue Code (“IRC”) (“Section 48 Tax Credit”) or alternatively, upon election, may be eligible for the United States Department of the Treasury (“Treasury”) grant payment for specified energy property in lieu of tax credits pursuant to Section 1603 of the American Recovery and Reinvestment Act of 2009 (“Section 1603 Grant”).

The Group receives Section 1603 Grants, rebates and other grants from various renewable energy programs. Upon receipt of the grants and rebates, deferred revenue is recorded and amortized using the straight-line method over the shorter of the useful life of the related solar energy facility or term of the leaseback, where applicable. Amortization of deferred grants and rebates is recorded as an offset to depreciation expense. As of December 31, 2013 and 2012, deferred grants and rebates are $25,737,207 and $24,243,216, respectively. During the years ended December 31, 2013 and 2012, deferred grant and rebate amortization was $938,769 and $783,970, respectively.

Income taxes

The entities included in the accompanying combined carve-out financial statements have elected to be treated as pass-through entities or are disregarded entities for income tax purposes and as such, are not subject to income taxes. Rather, all items of taxable income, deductions and tax credits are passed through to and are reported by the entities’ members on their respective income tax returns. The Group’s Federal tax status as pass-through entities is based on their legal status as limited liability companies. Accordingly, the Group is not required to take any tax positions in order to qualify as pass-through entities. The consolidated income tax returns that report the activity of the Group are subject to examination by the Internal Revenue Service for a period of three years. While no income tax returns are currently being examined by the Internal Revenue Service, tax years since 2010 remain open.

Sales tax

The Group collects Harmonized Sales Taxes from its customers in Canada and remits these amounts to the Canadian government. Revenue is recorded net of Harmonized Sales Taxes.

Derivative instruments

The Group is required to evaluate contracts to determine whether the contracts are derivative instruments. Certain contracts that meet the definition of a derivative may be exempted from derivative accounting guidance under the normal purchases and normal sales exemption. Normal purchases and normal sales are contracts that provide for the purchase or sale of something other than a financial instrument or derivative instrument that will be delivered in quantities expected to be used or sold over a reasonable period in the normal course of business. SREC sale agreements that meet these requirements are designated as normal purchase or normal sale contracts and are exempted from the derivative accounting and reporting requirements. As of December 31, 2013 and 2012, all contracts for the sale of SRECs have been designated as exempt from the derivative accounting and reporting requirements.

Fair value of financial instruments

The Group maintains various financial instruments recorded at cost in the accompanying combined carve-out balance sheets that are not required to be recorded at fair value. For these instruments, management uses the following methods and assumptions to estimate fair value: (1) cash and cash equivalents, restricted cash, accounts receivable, deferred rent, prepaid expenses and other current assets, accounts payable and accrued expenses and accounts payable—construction approximate fair value because of the short-term nature of these instruments; and (2) long-term debt is deemed to approximate fair value based on borrowing rates available to the Group for long-term debt with similar terms and average maturities.

Foreign currency transactions

The Group determines the functional currency of each entity based on a number of factors, including the predominant currency for the entity’s expenditures and borrowings. When the entity’s local currency is considered its functional currency, management translates its assets and liabilities into U.S. dollars at the exchange rates in effect at the balance sheet dates. Revenue and expense items are translated at the average exchange rates for the reporting period. Adjustments from the translation process are presented as a component of accumulated other comprehensive loss in the accompanying combined carve-out statements of members’ capital.

The year-end and average exchange rates of the Canadian dollar to the U.S. dollar used in preparing these combined carve-out financial statements are as follows:

	Year end	Average
December 31, 2012	1.0031	1.0002
December 31, 2013	.93485	.9711

The carrying amounts and classification of the Group’s foreign operations’ assets and liabilities as of December 31, 2013 and 2012 included in the accompanying combined carve-out balance sheets are as follows:

	2013	2012
Current assets	$1,181,874	$425,776
Investment in energy property, net	17,816,141	17,382,868

Total assets	$18,998,015	$17,808,644

Current liabilities	$111,536	$348,563
Non-current liabilities	338,526	273,316

Total liabilities	$450,062	$621,879

Master lease agreements

The Group has entered into master lease agreements with financial institutions under which the financial institutions agreed to purchase solar energy facilities constructed by the Group and then simultaneously lease back the solar energy facilities to the Group. Under the terms of the master lease agreements, each solar energy facility is assigned a lease schedule that sets forth the terms of that particular solar energy facility lease such as minimum lease payments, basic lease term and renewal options, buyout or repurchase options, and end of lease repurchase options. Several of the leases have required rental prepayments.

The financial institutions owning the solar energy facilities retain all tax benefits of ownership, including any Section 48 Tax Credit or Section 1603 Grant.

The Group analyzes the terms of each solar energy facility lease schedule to determine the appropriate classification of the sale-leaseback transaction because the terms of the solar energy facility lease schedule may differ from the terms applicable to other solar energy facilities. In addition, the Group must determine if the solar energy facility is considered integral equipment to the real estate upon which it resides. The terms of the lease schedule and whether the solar energy facility is considered integral equipment may result in either one of the following sale leaseback classifications:

Operating lease

The sale-leaseback classification for non-real estate transactions is accounted for as an operating lease when management determines that a sale of the solar energy facility has occurred and the terms of the solar energy facility lease schedule meet the requirements of an operating lease. Typically, the classification as an operating lease occurs when the term of the lease is less than 75% of the estimated economic life of the solar energy facility and the present value of the minimum lease payments does not exceed 90% of the fair value of the solar energy facility. The classification of a sale-leaseback transaction as an operating lease results in the deferral of any profit on the sale of the solar energy facility. The profit is recognized over the term of the lease as a reduction of rent expense. Rent paid for the lease of the solar facility is recognized on a straight-line basis over the term of the lease.

Financing arrangement

The sale-leaseback transaction is accounted for as a financing arrangement when the Group determines that a sale of the solar energy facility has not occurred. Typically, this occurs when the solar energy facilities are determined to be integral property and the Group has a prohibited form of continuing involvement, such as an option to repurchase the solar energy facilities under the master lease agreements. The classification of a sale-leaseback transaction as a financing arrangement results in no profit being recognized because a sale has not been recognized and the financing proceeds are recorded as a liability.

The Group uses its incremental borrowing rate to determine the principal and interest component of each lease payment. However, to the extent that the incremental borrowing rate will result in either negative amortization of the financing obligation over the entire term of the lease or a built-in loss at the end of the lease (i.e. net book value exceeds the financing obligation), the rate is adjusted to eliminate such results. The Group has not been required to adjust its incremental borrowing rate for any of its financing arrangements. As a result, the financing arrangements amortize over the term of the respective lease and the Group expects to recognize a gain at the end of the lease term equal to the remaining financing obligation less the solar energy facility’s net book value.

Variable interest entity

The Group determines when it should include the assets, liabilities, and activities of a variable interest entity (“VIE”) in its combined carve-out financial statements and when it should disclose information about its relationship with a VIE when it is determined to be the primary beneficiary of the VIE. The determination of whether the Group is the primary beneficiary of a VIE is made upon initial involvement with the VIE and on an ongoing basis based on changes in facts and circumstances. The primary beneficiary of a VIE is the entity that has (1) the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance and (2) the obligation to absorb losses or receive benefits that could potentially be significant to the VIE. If multiple unrelated parties share such power, as defined, no party is required to consolidate a VIE.

Non-controlling interests

Non-controlling interests are presented in the accompanying combined carve-out balance sheets as a component of Members’ capital, unless these interests are considered redeemable. Combined net income (loss) includes the total income (loss) of the Group and the attribution of that income (loss) between controlling and non-controlling interests is disclosed in the accompanying combined carve-out statements of income and comprehensive income.

Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

Subsequent events

Material subsequent events have been considered for disclosure and recognition in these combined carve-out financial statements through May 23, 2014 (the date the financial statements were available to be issued).

Note 3—Energy property

Energy property consists of the following as of December 31, 2013 and 2012:

	2013	2012
Asset retirement obligation	$2,125,065	$1,861,530
Solar energy facilities—operating	109,844,632	102,636,939
Solar energy facilities under construction	251,132	1,271,531

	112,220,829	105,770,000
Accumulated depreciation	(8,390,902)	(4,915,532)

	$103,829,927	$100,854,468

Note 4—Long-term debt and financing obligations

On June 21, 2010, a certain entity of the Group entered into a loan agreement with a financial institution in the maximum amount of $5,000,000. The loan is non-interest bearing, matures July 21, 2020, and is secured by the assets of the entity. Payments of principal are payable in monthly installments of $40,833 plus additional quarterly payments equal to 32% of SREC proceeds, as defined, generated in the preceding quarter by the solar energy facilities owned by the entity. As of December 31, 2013 and 2012, outstanding principal is $2,675,609 and $3,329,263, respectively.

On August 4, 2010, a certain entity of the Group entered into a loan agreement with a financial institution in the original amount of $500,000. The loan bears interest at 6.75%, compounded annually, and is secured by the assets of the entity. Principal and interest are payable in monthly installments of $5,767 through maturity on August 4, 2020. The entity is required to maintain a specified debt service coverage ratio. As of December 31, 2013 and 2012, the outstanding principal is $365,686 and $408,314, respectively. Interest expense incurred during the years ended December 31, 2013 and 2012 was $26,572 and $29,472, respectively.

On June 21, 2011, certain entities of the Group entered into a loan agreement with a financial institution. The loan bears interest at a fixed rate per annum equal to the Interest Rate Index, as defined, plus 4.00% as of the date funds are distributed. Funds were distributed on November 3, 2011, February 1, 2012, and May 30, 2012, at effective interest rates of 5.24%, 5.06%, and 5.10%, respectively. The loan is secured by the assets of these entities. Payments of principal and interest are payable in semi-annual installments through the maturity date, 13 years after the date funds are disbursed. As of December 31, 2013 and 2012, the aggregate outstanding principal is $7,421,519 and $8,483,228, respectively. The aggregate interest expense during the years ended December 31, 2013 and 2012 was $426,565 and $480,855, respectively.

On June 21, 2011, a certain entity of the Group entered into a loan agreement with a financial institution in the original amount of $2,445,458. The loan bears interest at a fixed rate per annum equal to the Interest Rate Index, as defined, plus 4.00% as of the date funds were distributed, November 3, 2011 (5.24%), and is secured by the assets of the entity. Payments of principal and interest are payable in semi-annual installments through maturity on November 3, 2024. As of December 31, 2013 and 2012, outstanding principal is $1,714,869 and $2,061,188, respectively. Interest expense incurred during the years ended December 31, 2013 and 2012 was $105,770 and $123,693, respectively.

On August 10, 2012, a certain entity of the Group entered into a construction and permanent loan agreement with a financial institution in the original amount of $5,700,000. The loan is secured by the assets of the entity. During the construction term, the loan bore interest at a fixed rate per annum equal to the Prime Rate, plus 2.00% (5.25% at closing). During the construction term, payments of interest only were due monthly. On September 6, 2013, the conversion date, the entity met the required conditions and the loan converted to a permanent loan. During the first seven years of the permanent term, the loan bears interest at a fixed rate per annum equal to the interpolated yield for Treasury seven-year securities, plus 3.25%; provided, the interest rate shall not be less than 6.25% and not more than 8.25% (6.25% as of December 31, 2013). On the eighth anniversary of the conversion date, the interest rate shall reset to a fixed rate per annum equal to the interpolated yield for Treasury eight-year securities, plus 3.25%; provided, the interest rate shall not be less than 6.25% and not more than 8.25%. During the permanent term, payments of principal and interest are payable in equal quarterly installments through the maturity date, which is 15 years following the conversion date. As of December 31, 2013 and 2012, outstanding principal of the permanent and construction loan is $4,208,667 and $4,400,000, respectively. As of December 31, 2013 and 2012, accrued interest is $67,222 and $25,767, respectively. Interest expense incurred during the year ended December 31, 2013 was $238,195. Interest incurred during the year ended December 31, 2012 was $119,700, of which $85,000 was capitalized to the solar energy facility and $34,700 was expensed.

On November 26, 2012, a certain entity of the Group entered into a construction and permanent loan agreement with a financial institution in the original amount of $2,813,676. The loan is secured by the assets of the entity. During the construction term, the loan bore interest at a fixed rate per annum equal to the Prime Rate, plus 2.00% (5.25% at closing). During the construction term, payments of interest only were due monthly. On September 30, 2013 the conversion date, the entity met the required conditions and the loan converted to a permanent loan. During the first five years of the permanent term, the loan bears interest at a fixed rate per annum equal to the interpolated yield for Treasury five-year securities, plus 3.25%; provided, the interest rate shall not be less than 6.25% and not more than 8.25% (6.25% as of December 31, 2013). On the fifth anniversary of the conversion date, the interest rate shall reset to the interpolated yield for Treasury five-year securities, plus 3.25%; provided, the interest rate shall not be less than 6.25% and not more than 8.25%. During the permanent term, principal and interest are payable in equal quarterly installments through the maturity date, which is 10 years following the conversion date. As of December 31, 2013 and 2012, outstanding principal of the permanent and construction loan is $2,575,000 and $2,831,676, respectively. As of December 31, 2013 and 2012, accrued interest is $41,575 and $14,866, respectively. Interest expense incurred during the year ended December 31, 2013 was $102,255. Interest incurred and capitalized to the solar energy facility during the year ended December 31, 2012 was $61,943.

On January 29, 2013, a certain entity of the Group entered into a construction and permanent loan agreement with a financial institution in the original amount of $3,756,500. During the construction term, the loan bore interest at a fixed rate per annum equal to 10% and payments of interest only were due monthly. On September 27, 2013, the entity met the required conditions and the loan converted to a permanent loan. During the permanent term, the loan bears interest at a fixed rate per annum equal to 6.50% and is secured by the assets of the entity. Principal and interest are payable in quarterly installments through maturity on September 27, 2023. As of December 31, 2013, outstanding principal is $2,400,000. Interest incurred during the year ended December 31, 2013 was $188,279, of which $146,679 was capitalized to the solar energy facility and $41,600 was expensed.

The carrying amount of assets that serve as collateral for long-term debt as of December 31, 2013 and 2012 is $78,088,618 and $73,109,852, respectively.

Aggregate annual maturities of long-term debt over each of the next five years and thereafter are as follows:

2014	$2,493,919
2015	1,958,497
2016	2,004,608
2017	2,074,628
2018	2,147,575
Thereafter	10,682,123

$21,361,350

During 2013 and 2012, certain entities of the Group completed construction and installation of four solar energy facilities which were sold to a third party and concurrently entered into a lease of the solar energy facilities for periods ranging from 15 to 20 years. These certain entities of the Group pledged membership interests in certain entities to the third party as security. The Group has classified the transactions as financing arrangements because the solar energy facilities were determined to be integral equipment and the purchase option available under the master lease agreement represents a prohibited form of continuing involvement.

The certain entities of the Group have indemnified the third party for any shortfalls between the applied-upon grant amount and the amount approved by Treasury. During the year ended December 31, 2012, the entities recorded a reduction in the sales proceeds received, which were recorded as financing obligations, for estimated amounts owed under the indemnity.

Aggregate annual maturities of financing obligations over each of the next five years and thereafter are as follows:

2014	$222,474
2015	209,346
2016	222,327
2017	260,660
2018	265,733
Thereafter	8,699,082

$9,879,622

Note 5—Operating leases

Certain entities of the Group have entered into various lease agreements for the sites where solar energy facilities have been constructed. Minimum lease payments are recognized in the accompanying combined carve-out statements of income and comprehensive income on a straight-line basis over the lease terms. Rent expense during the years ended December 31, 2013 and 2012 was $325,780 and $230,174, respectively.

In prior years, certain entities of the Group completed construction and installation of three solar energy facilities, which were sold to a third party, and concurrently entered into a leaseback of the solar energy facilities for periods of 15 to 20 years. These certain entities of the Group are leasing, operating and maintaining the solar energy facilities under arrangements that qualify as operating leases. The membership interests in these entities were pledged to the third party as security. The Group records lease expense under its operating leases on a straight line basis over the term of the lease. Aggregate gains on the sale of the solar energy facilities to this third party amounted to $591,458, the amortization of which is recognized as an offset to the corresponding lease expense ratably over the term of the lease. As of December 31, 2013 and 2012, the Group has deferred rent of $591,470 and $717,144, respectively, which represents the difference between the amount paid by the Group and the rent expense recorded using the straight-line basis in the aforementioned transaction. For both the years ended December 31, 2013 and 2012, the Group recorded lease expenses of $226,475, net of offsets from the recognition of the gains on sale of $32,087.

Future aggregate minimum operating lease payments as of December 31, 2013 are as follows:

2014	$439,403
2015	421,152
2016	421,674
2017	422,219
2018	422,786
Thereafter	5,819,372

$7,946,606

Note 6—SREC inventory

The Group generates SRECs for each 1,000 kWh of solar energy produced. To monetize the SRECs in certain states with mandatory renewable energy portfolio standards, the Group enters into third party contracts to sell generated SRECs at fixed prices and in designated quantities over periods ranging from 1 to 12 years. The timing of delivery to customers is dictated by the terms of the underlying contracts. In the event energy production does not generate sufficient SRECs to fulfill a contract, the Group may be required to utilize its supply of uncontracted SRECs, purchase SRECs on the spot market, or pay specified contractual damages. Additionally, the Group also sells generated SRECs on the spot market.

As of December 31, 2013 and 2012, the Group holds 797 and 2,421 SRECs, respectively, that are committed through forward contracts with prices ranging from $160 to $580 per SREC.

Management accounts for its SREC inventory under the incremental cost method and has recorded no value for these SRECs in the accompanying combined carve-out balance sheets as of December 31, 2013 and 2012.

Note 7—Variable interest entity

A certain entity of the Group is the primary beneficiary of a VIE, which was formed in 2012 and is consolidated as of December 31, 2013 and 2012. The carrying amounts and classification of the consolidated VIE’s assets and liabilities as of December 31, 2013 and 2012 included in the accompanying combined carve-out balance sheets are as follows:

	2013	2012
Current assets	$115,622	$26,983
Non-current assets	4,676,686	4,805,776

Total assets	$4,792,308	$4,832,759

Current liabilities	$351,259	$787,448
Non-current liabilities	3,538,350	2,686,270

Total liabilities	$3,889,609	$3,473,718

The amounts shown above exclude inter-entity balances that were eliminated for purposes of presenting these combined carve-out financial statements. All of the assets above are restricted for settlement of the VIE obligations and all of the liabilities above can only be settled using VIE resources; however, NSE has guaranteed the long-term debt.

Note 8—Related-party transactions

Development fees

Dev Co provides solar energy asset development services and has charged development fees to entities and assets within the Group. The development fees are generally due and payable upon the COD. Certain development fees may be deferred until the twelfth or thirteenth anniversary of the COD and accrue interest at a rate of 2.40%—4.05%. Payments are to be made from cash flow as prioritized in the respective Project Cash Management Agreement or Operating Agreement.

As of December 31, 2013, development fees payable and interest payable is $2,142,634 and $90,235, respectively. As of December 31, 2012, development fees payable and interest payable is $2,688,585 and $3,001, respectively. During the years ended December 31, 2013 and 2012, interest incurred was $87,234 and $143,240, respectively. These amounts have been eliminated for purposes of presenting these combined carve-out financial statements.

Project administration fee

An affiliate of the Group provides administrative and project management services to Funding II and earns an annual, noncumulative fee. The fee is equal to 15% of gross revenues, as defined, and specifically excludes deferred grant amortization, and is to be paid from cash flows as prioritized in the Operating Agreement. The fee is only incurred to the extent of available cash flow. During the years ended December 31, 2013 and 2012, project administration fees were $504,327 and $888,611, respectively.

Construction loans

Funding IV entered into a loan agreement with Gibbstown to provide funds for the construction of a solar energy facility in the amount of $2,913,794. The loan bore interest at a fixed rate of 10.00% per annum. Interest incurred and capitalized to investment in energy property during the year ended December 31, 2013 was $107,708. The outstanding principal balance and accrued interest was repaid upon closing of third-party financing. The interest incurred and capitalized to investment in energy property has been eliminated for purposes of presenting these combined carve-out financial statements.

Funding II entered into a loan agreement with an affiliate of the Group to provide funds for the construction of certain solar energy facilities. The loans bore interest at a fixed rate of 8.00% per annum. Total funding provided by the affiliate was $25,837,852. Interest incurred and capitalized to investment in energy property in prior years was $1,007,224. The aggregate outstanding principal balance and accrued interest of $20,089,585 was converted to equity in the entity in 2011.

Operations and maintenance agreements

Solar Services entered into Operations and Maintenance Agreements (“O&M Agreements”) with certain entities or assets that comprise the Group. In general, Solar Services is entitled to a quarterly fee, escalated annually, based on the size of the solar energy facility. The terms are generally concurrent with the term of the respective PPAs of the specific solar energy facilities unless terminated earlier in accordance with the O&M Agreements.

The following is a schedule of minimum payments under cancellable O&M Agreements:

2014	$199,289
2015	201,886
2016	204,519
2017	207,187
2018	209,891
Thereafter	1,842,388

Total	$2,865,160

The amounts incurred under the O&M Agreements have been eliminated for purposes of presenting these combined carve-out financial statements.

Note 9—Commitments and contingencies

An entity within the Group was involved in arbitration with a vendor in pursuit of liquidated damages relating to completed work under a contractual arrangement. The vendor filed a counterclaim for payment of amounts outside of the provisions of the contract. During the year ended December 31, 2012, a settlement was reached with the vendor, whereby the entity within the Group paid $7,453,711 of its outstanding obligation and recognized net settlement income of $565,481, which is included in other income in the accompanying combined carve-out statements of income and comprehensive income.

An entity within the Group was involved in arbitration with a vendor in pursuit of liquidated damages relating to completed work under a contractual arrangement. The vendor filed a counterclaim for payment of amounts outside of the provisions of the contract. During the year ended December 31, 2013, the Group reached a settlement with the vendor, whereby the Group received liquidated damages of $175,000.

An entity is currently involved in a dispute with a vendor who has filed a claim in the amount of $447,725 regarding the completion of certain milestones under a contractual agreement. Management disagrees with the claim based on the position that one of the milestones was not met under the terms of the contract. The Group has not accrued for any amounts for this matter as NSE has executed an indemnification and is entitled to control and defend any claims related to this matter.

Operations and maintenance agreements

The Group has entered into O&M Agreements with unrelated third parties for operating and maintaining solar energy facilities. In general, the third parties are entitled to a quarterly fee, escalated annually, based on the size of the respective solar energy facility. The terms are generally concurrent with the term of the respective PPAs of the specific solar energy facilities unless terminated earlier in accordance with the O&M Agreements.

During the years ended December 31, 2013 and 2012, the Group incurred expenses relating to these O&M Agreements of $118,832 and $136,536, respectively, all of which is included in cost of operations in the accompanying combined carve-out statements of income and comprehensive income.

The following is a schedule of minimum payments under the cancellable O&M Agreements:

2014	$319,599
2015	323,561
2016	327,577
2017	331,647
2018	335,772
Thereafter	3,136,094

$4,774,250

Power purchase agreements

The Group has entered into 15- to 20-year PPAs with one customer for each solar energy facility. The PPAs provide for the receipt of payments in exchange for the sale of all solar-powered electric energy. The electricity payments are calculated based on the amount of electricity delivered at a designated delivery point at a fixed price. Certain PPAs have minimum production guarantee provisions that require the Group to pay the customer for any production shortfalls.
SREC sale agreements

The Group has entered into 1- to 12-year SREC agreements with various third parties. The agreements provide for the receipt of fixed payments in exchange for the transfer of either a contractually fixed quantity or all of the SRECs generated by the solar energy facilities. Certain agreements require the Group to establish collateral accounts, which are released as the Group meets its obligations under the SREC agreements.

Sublease agreement

A certain entity of the Group entered into a sublease agreement with a third party to sublease the roof of a building to install a solar energy facility. The entity was required to pay a security deposit of $100,000 at the execution of the lease, which remains receivable as of December 31, 2013. The sublease agreement requires annual payments of $85,000 through the termination of the respective PPA on May 4, 2032.

Grant compliance

As a condition to claiming Section 1603 Grants, the Group is required to maintain compliance with the terms of the Section 1603 program for a period of 5 years. Failure to maintain compliance with the requirements of Section 1603 could result in recapture of the amounts received, plus interest.

The Group is required to maintain compliance with various state renewable energy programs provided other rebates or grants. The compliance periods range from 5 to 15 years. Failure to comply with these requirements could result in recapture of the amounts received.

Note 10—Asset retirement obligation

The Group determined that, based on contractual obligations under the various PPA and lease agreements, there is a requirement to record an asset retirement obligation. The following table reflects the changes in the asset retirement obligation for the years ended December 31, 2013 and 2012:

	2013	2012
Asset retirement obligation, January 1	$2,035,249	$1,469,640
Liabilities incurred	263,535	462,844
Liabilities settled	—	—
Accretion expense	132,747	102,765

Asset retirement obligation, December 31	$2,431,531	$2,035,249

Note 11—Major customers

During the year ended December 31, 2013, the Group derived 14% of its energy generation revenue from one customer and 39% of its SREC revenue from three customers.

During the year ended December 31, 2012, the Group derived 79% of its SREC revenue from five customers.

Note 12—Concentrations

The Group maintains cash with financial institutions. At times, these balances may exceed Federally insured limits; however, the Group has not experienced any losses with respect to its bank balances in excess of Federally insured limits. Management believes that no significant concentration of credit risk exists with respect to these cash balances as of December 31, 2013 and 2012.

The Group sells solar-powered electric energy to customers under 15- to 20-year arrangements and sells SRECs under contracts with third parties. The Group is dependent on these customers.

Note 13—Subsequent events

On May 22, 2014, an affiliate of NSE entered into a purchase and sale agreement to sell its ownership interests in the Group to an affiliate of SunEdison, Inc.

On May 22, 2014, the Class B Member of Funding II, an affiliate of NSE, purchased the ownership interests of the Class A Member. As a result of the transaction, the affiliate acquired the remaining 99% interest in Funding II (see Note 1).

On May 22, 2014, Funding IV, an affiliate of NSE, purchased the non-controlling interests of Gibbstown. As a result of the transaction, the affiliate acquired the remaining 49% interest in Gibbstown (see Note 1).

On May 22, 2014, the Group repaid the noninterest bearing loan with a principal balance of $2,675,609 as of December 31, 2013.

Independent Auditors’ Report

The Board of Directors

TerraForm Power, Inc.:

We have audited the accompanying combined financial statements of TerraForm Power, Inc.’s UK affiliates KS SPV 24 Limited, Boyton Solar Park Limited, and Sunsave 6 (Manston) Limited (collectively the “Stonehenge Operating Group”), which comprise the combined balance sheet as of December 31, 2013, and the related combined statements of operations, changes in shareholders’ deficit, and cash flows for the year then ended, and the related notes to the combined financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these combined financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of combined financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these combined financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the combined financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the combined financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the combined financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the combined financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the combined financial statements referred to above present fairly in all material respects, the financial position of the Stonehenge Operating Group as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Reading, United Kingdom

3 July 2014

Stonehenge Operating Group

Combined Balance Sheet

As of December 31, 2013

In thousands	2013
Assets
Current assets:
Cash and cash equivalents	£301
Restricted cash	1,430
Accounts receivable	561
Notes receivable—related parties	4,120
Prepaid expenses and other current assets	2,020

Total current assets	8,432
Property and equipment, net	29,154
Deferred financing costs, net	1,587
Other assets	203

Total assets	£39,376

Liabilities and Shareholders’ Deficit
Current liabilities:
Current portion of long-term debt	£7,754
Notes payable—related parties	9,761
Accounts payable and other current liabilities	756
Due to related parties	961

Total current liabilities	19,232
Other liabilities:
Long-term debt, less current portion	20,771
Deferred income taxes, net	34
Asset retirement obligations	208

Total liabilities	40,245
Shareholders’ deficit:
Shareholders’ deficit	(869)

Total liabilities and shareholders’ deficit	£39,376

See accompanying notes to combined financial statements.

Stonehenge Operating Group

Combined Statement of Operations

For the Year Ended December 31, 2013

In thousands	2013
Operating revenues:
Energy	£938
Incentives	1,674

Total operating revenues	2,612
Operating costs and expenses:
Cost of operations	64
Cost of operations—affiliate	131
General and administrative	349
Depreciation	1,145

Total operating costs and expenses	1,689

Operating income	923
Other expense:
Interest expense	1,804
Other, net	(69)

Total other expenses	1,735

Loss before income taxes	(812)
Income tax expense	34

Net loss	£(846)

See accompanying notes to combined financial statements.

Stonehenge Operating Group

Combined Statement of Changes in Shareholders’ Deficit

For the Year Ended December 31, 2013

In thousands	Shareholders’ Deficit
Balance at December 31, 2012	£(23)

Net loss	(846)

Balance at December 31, 2013	£(869)

See accompanying notes to combined financial statements.

Stonehenge Operating Group

Combined Statement of Cash Flows

For the Year Ended December 31, 2013

In thousands	2013
Cash flows from operating activities:
Net loss	£(846)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	1,145
Amortization of deferred financing costs	66
Deferred taxes	34
Gain on foreign currency exchange	(69)
Changes in assets and liabilities:
Accounts receivable	(561)
Prepaid expenses and other current assets	(1,723)
Accounts payable and other current liabilities	(901)
Other assets	(20)
Due to parent and affiliates	(3,558)

Net cash used in operating activities	(6,433)

Cash flows from investing activities:
Capital expenditures	(28,614)

Net cash used in investing activities	(28,614)

Cash flows from financing activities:
Change in restricted cash	(1,430)
Proceeds from long-term debt	28,792
Proceeds from notes payable—related parties	17,761
Principal payments—related parties	(8,128)
Payment of deferred financing costs	(1,653)

Net cash provided by financing activities	35,342

Net increase in cash and cash equivalents	295
Cash and cash equivalents at beginning of period	6

Cash and cash equivalents at end of period	£301

Supplemental Cash Flow Information:
Cash payments for interest	£1,616
Cash payments for taxes	£—

See accompanying notes to combined financial statements.

Stonehenge Operating Group

Notes to Combined Financial Statements

(Amounts in thousands)

1. NATURE OF OPERATIONS

The Stonehenge Operating Group (the “Group”), as used in the accompanying combined financial statements, comprises the entities and solar energy facilities listed below:

•	Sunsave 6 (Manston) Ltd (“Sunsave 6”)

•	KS SPV 24 Limited (“SPV 24”)

•	Boyton Solar Park Limited (“Boyton”)

The Group is not a stand-alone entity but is a combination of entities and solar energy systems that are under the common management of ib Vogt GmbH (“ib Vogt”). The Group’s operating solar energy systems are located in the United Kingdom (“UK”) and operate under long-term contractual arrangements to sell 100% of the solar energy generated by the systems to one third party customer. The total combined capacity for the solar energy systems comprising the Group is 23.6 MW.

Basis of Presentation

The Group has presented combined financial statements as of and for the year ended December 31, 2013. The Group’s combined financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). The Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) is the source of authoritative U.S. GAAP to be applied by non-governmental entities. During the year ended December 31, 2013, there were no transactions among the combined entities that required elimination. The Group’s functional currency is the British Pound (“GBP”).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

In preparing our combined financial statements, we use estimates and assumptions that may affect reported amounts and disclosures. Estimates are used when accounting for depreciation, amortization, asset retirement obligations, accrued liabilities and income taxes. These estimates and assumptions are based on current facts, historical experience and various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the recording of revenue, costs and expenses that are not readily apparent from other sources. To the extent there are material differences between the estimates and actual results, our future results of operations would be affected.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances with original maturity periods of three months or less when purchased.

Restricted Cash

Restricted cash consists of cash on deposit in financial institutions that is restricted from use in operations pursuant to requirements of certain debt agreements. These funds are reserved for current debt service payments in accordance with the restrictions in the debt agreements.

Accounts Receivable

Accounts receivable are reported on the combined balance sheet at the invoiced amounts adjusted for any write-offs and the allowance for doubtful accounts. We establish an allowance for doubtful accounts to adjust our receivables to amounts considered to be ultimately collectible. Our allowance is based on a variety of factors, including the length of time receivables are past due, significant one-time events, the financial health of our customers, and historical experience. There was no allowance for doubtful accounts or write-off of accounts receivable as of December 31, 2013.

Property and Equipment

Property and equipment consists of solar energy systems and is stated at cost. Expenditures for major additions and improvements are capitalized, and maintenance and repairs are charged to expense as incurred. When property and equipment is retired or otherwise disposed of, the cost and accumulated depreciation is removed from the accounts, and any resulting gain or loss is included in the results of operations for the respective period. Depreciation of property and equipment is recognized using the straight-line method over the estimated useful lives of the solar energy systems of twenty years.

Capitalized Interest

Interest incurred on funds borrowed to finance construction of solar energy systems is capitalized until the system is ready for its intended use. The amount of interest capitalized during the year ended December 31, 2013 was £88. Interest costs charged to interest expense, including amortization of deferred financing costs, was £1,804 during the year ended December 31, 2013.

Deferred Financing Costs

Financing costs incurred in connection with obtaining construction and term financing are deferred and amortized over the maturities of the respective financing arrangements using the effective-interest method. Amortization of deferred financing costs recorded in interest expense was £66 during the year ended December 31, 2013.

Impairment of Long-lived Assets

Long-lived assets that are held and used are reviewed for impairment whenever events or changes in circumstances indicate carrying values may not be recoverable. An impairment loss is recognized if the total future estimate of undiscounted cash flows expected from an asset are less than its carrying value. An impairment charge is measured as the difference between an asset’s carrying amount and fair value with the difference recorded in operating costs and expenses in the statement of operations. Fair values are determined by a variety of valuation methods including appraisals, sales prices of similar assets, and present value techniques. There were no impairments recognized during the year ended December 31, 2013.

Operating Lease Agreements

Rentals applicable to operating leases where substantially all of the benefits and risks of ownership remain with the lessor are charged against profits on a straight-line basis over the period of the lease.

Asset Retirement Obligations

The Group’s asset retirement obligations relate to leased land upon which the solar energy systems were constructed. The leases require that, upon lease termination, the leased land be restored to an agreed-upon condition. The Group is required to record the present value of the estimated obligations when the solar energy system are placed in service. Upon initial recognition of the Group’s asset retirement obligations, the carrying amounts of the solar energy systems were also increased. The asset retirement obligations will be accreted to their future value over the terms of the land leases, while the amount capitalized at the commercial operation date will be depreciated over its estimated useful life of 20 years. Accretion expense recognized during the year ended December 31, 2013 was insignificant.

Revenue Recognition

Power Purchase Agreements

A significant majority of the Group’s revenues are obtained through the sale of energy pursuant to terms of power purchase agreements (“PPAs”) or other contractual arrangements. All PPAs are accounted for as operating leases, have no minimum lease payments, and all of the rental income under these leases is recorded as income when the electricity is delivered. The contingent rental income recognized in the year ended December 31, 2013 was £938, exclusive of Value Added Tax (“VAT”).

Incentive Revenue

We receive incentives in the form of renewable obligation certificates (“ROCs”) and Levy Exemption Certificates (“LECs”) in respect to the production of electricity, which we sell to third parties. ROCs and LECs are accounted for as governmental incentives and are not considered an output of our solar energy systems. ROCs and LECs revenue is recognized at the time the Group has transferred ROCs or LECs pursuant to an executed contract relating to the sale to a third party. Incentive revenue was £1,674 for the year ended December 31, 2013.

Recently Issued Accounting Pronouncements

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”). The Group does not currently expect the adoption of ASU 2014-09 to have a significant effect on its combined financial statements and related disclosures.

Income Taxes

Our income tax balances are determined and reported in accordance with FASB ASC 740 (“ASC 740”), Income Taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carryforwards.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rate is recognized in operations in the period that includes the enactment date. Valuation allowances are established when management determines that it is more likely than not that some portion, or all of the deferred tax asset, will not be realized.

Deferred income taxes arise primarily because of differences in the bases of assets or liabilities between financial statement accounting and tax accounting which are known as temporary differences. We record the tax effect of these temporary differences as deferred tax assets (generally items that can be used as a tax deduction or credit in future periods) and deferred tax liabilities (generally items for which we receive a tax deduction but have not yet been recorded in the combined statement of operations).

We regularly review our deferred tax assets for realizability, taking into consideration all available evidence, both positive and negative, including historical pre-tax and taxable income, projected future pre-tax and taxable income, and the expected timing of the reversals of existing temporary differences. In arriving at these judgments, the weight given to the potential effect of all positive and negative evidence is commensurate with the extent to which it can be objectively verified.

We have made our best estimates of certain income tax amounts included in the combined financial statements. Application of our accounting policies and estimates, however, involves the exercise of judgment and use of assumptions as to future uncertainties and, as a result, actual results could differ from these estimates. In arriving at our estimates, factors we consider include how accurate the estimate or assumptions have been in the past, how much the estimate or assumptions have changed, and how reasonably likely such change may have a material impact.

Contingencies

We are involved in conditions, situations, or circumstances in the ordinary course of business with possible gain or loss contingencies that will ultimately be resolved when one or more future events occur or fail to occur. If some amount within a range of loss appears at the time to be a better estimate than any other amount within the range, that amount will be accrued. When no amount within the range is a better estimate than any other amount, however, the minimum amount in the range will be accrued. We continually evaluate uncertainties associated with loss contingencies and record a charge equal to at least the minimum estimated liability for a loss contingency when both of the following conditions are met: (i) information available prior to issuance of the financial statements indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements; and (ii) the loss or range of loss can be reasonably estimated. Legal costs are expensed when incurred. Gain contingencies are not recorded until realized or realizable.

Derivative Financial Instruments

All derivative instruments are recorded on the combined balance sheet at fair value. Derivatives not designated as hedge accounting are reported directly in earnings along with offsetting transaction gains and losses on the items being hedged. The Group held no derivatives designated as hedges during the year ended December 31, 2013. See note 6 for disclosures regarding our derivative financial instruments.

Fair Value Measurements

For cash and cash equivalents, restricted cash, accounts receivable, accounts payable, and accrued liabilities, the carrying amount approximates fair value because of the short-term maturity of the instruments. See note 5 for disclosures related to the fair value of our long-term debt. We apply the provisions of ASC 820, Fair Value Measurement (ASC 820), to our assets and liabilities that we are required to measure at fair value pursuant to other accounting standards, including our derivative financial instruments. See note 9 for disclosures regarding our fair value measurements.

Foreign Currency Transactions

Transaction gains and losses that arise from exchange rate fluctuations on transactions and balances denominated in a currency other than the functional currency are generally included in the results of operations as incurred. Foreign currency transaction losses were £69 during the year ended December 31, 2013.

Comprehensive Income

The Group did not have other comprehensive income for the year ended December 31, 2013 or accumulated other comprehensive income as of December 31, 2013. As such, no statement of comprehensive income has been presented herein.

3. PROPERTY AND EQUIPMENT

Property and equipment consists of the following as of December 31, 2013:

2013
Solar energy systems	£30,299
Less accumulated depreciation—solar energy systems	(1,145)

Property and equipment, net	£29,154

Depreciation expense was £1,145 for the year ended December 31, 2013.

The cost of constructing facilities, equipment, and solar energy systems includes interest costs incurred during the asset’s construction period. These costs totaled £88 for the year ended December 31, 2013.

4. ASSET RETIREMENT OBLIGATIONS

Activity in asset retirement obligations for the year ended December 31, 2013 is as follows:

2013
Balance at the beginning of the year	£—
Additional obligation	208
Accretion expense	—

Balance at the end of the year	£208

5. DEBT

Debt consists of the following as of December 31, 2013:

	Total Principal	Current	Long- Term
Term loan facilities	£22,367	£1,596	£20,771
VAT facilities	6,158	6,158	—

Total debt outstanding	£28,525	£7,754	£20,771

On August 7, 2013, Boyton entered into a credit agreement with Bayerische Landesbank (“Bayern LB”), which provided for a term loan facility with a limit of €7,869 and a VAT facility with a limit of £1,800. The term loan facility bears interest at a rate of 3.4% per annum and matures in 2028. At December 31, 2013, the balance outstanding under the term loan facility was €7,778, or £6,493 (€1 = £0.8348). The VAT facility bears interest at a variable rate of LIBOR plus an applicable margin of 2% and matures on June 30, 2014. At December 31, 2013, the variable rate on the VAT facility was 2.5% and the amount outstanding was £1,800.

On October 4, 2013, SPV 24 entered into a facility agreement with Bayern LB, which provided for a term loan facility with a limit of €8,333 and a VAT facility with a limit of £2,056. The term loan facility bears interest at a rate of 3.4% per annum and matures in 2028. At December 31, 2013, the balance outstanding under the term loan facility was €7,500, or £6,261 (€1 = £0.8348). The VAT facility bears interest at a variable rate of LIBOR plus an applicable margin of 2% and matures on June 30, 2014. At December 31, 2013, the variable rate on the VAT facility was 2.5% and the amount outstanding was £2,057.

On December 5, 2013, Sunsave 6 entered into a facility agreement with Bayern LB, which provided for a term loan facility with a limit of €11,515 and a VAT facility with a limit of £2,301. The term loan facility bears interest at a rate of 3.4% per annum and matures in 2028. At December 31, 2013, the balance outstanding under the term loan facility was €11,515, or £9,613 (€1 = £0.8348). The VAT facility bears interest at a variable rate of LIBOR plus an applicable margin of 2% and matures on June 30, 2014. At December 31, 2013, the variable rate on the VAT facility was 2.5% and the amount outstanding was £2,301.

The facility agreements with Bayern LB, include certain financial covenants, including required minimum debt service reserve levels. At December 31, 2013, the Group was not in compliance with the required minimum debt service reserve levels in regards to the Boyton and Sunsave 6 entities. A waiver for non-compliance was obtained from the bank.

The Group entered into three cross-currency swap agreements with Bayern LB to hedge the foreign currency risk posed by the term loan facilities, which are denominated in euros (€). See note 6 for disclosures related to the accounting for these cross currency swap agreements.

The estimated fair value of our outstanding debt obligations was £27,818 at December 31, 2013. The fair value of our debt is calculated based on expected future cash flows discounted at market interest rates with consideration for non-performance risk or current interest rates for similar instruments.

Maturities

The aggregate amounts of payments on long-term debt due after December 31, 2013 are as follows:

	2014	2015	2016	2017	2018	Thereafter	Total
Maturities of long-term debt	£7,754	£1,596	£1,596	£1,596	£1,596	£14,387	£28,525

6. DERIVATIVES

At December 31, 2013, the Group’s hedging activity consists of the following:

Derivatives not designated as hedging:	Balance Sheet Classification	Assets (Liabilities) Fair Value
Cross-currency swaps	Prepaid expenses and other current assets	£59
Cross-currency swaps	Accounts payable and other current liabilities	(257)

Derivatives not designated as hedging:	Statement of Operations Classification	Losses
Cross-currency swaps	Other, net	£198

As of December 31, 2013, we are party to three cross-currency swap instruments that are accounted for as economic hedges to the foreign currency risk posed by the term loan facilities, which are denominated in euros (€). The combined notional value of the three instruments at December 31, 2013 was £23,598. The amounts recorded to the combined balance sheet, as provided in the table above, represent the fair value of the net amount that would settle on the balance sheet date if the swaps were transferred to other third parties or canceled by the Group. Because these hedges are deemed economic hedges and not accounted for under hedge accounting, the changes in fair value are recorded to other, net within the combined statement of operations. There were no cash inflows or outflows during the year ended December 31, 2013 related to these hedges. The losses above are reflected within gain on foreign currency exchange as an adjustment to reconcile net loss to net cash used in operating activities in the combined statement of cash flows.

7. INCOME TAXES

Income tax expense consists of the following:

	Current	Deferred	Total
Year ended December 31, 2013
Taxation	£—	£34	£34

Effective Tax Rate

The income tax provision for the year ended December 31, 2013 differed from the amounts computed by applying the standard rate of corporation tax in the UK of 23.25% as identified in the following table

2013
Income tax at Corporation rate	23.25%
Increase (reduction) in income taxes:
Capital allowances in excess of depreciation	(32.2)
Unrelieved losses	2.3
Other	2.5

Effective tax rate	(4.2)%

Deferred Taxes

Deferred income taxes for the Group’s taxable project entities reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Group’s deferred tax assets and liabilities at December 31, 2013 are as follows:

2013
Deferred tax liabilities:
Solar energy systems	£207
Deferred tax assets:
Net operating loss carryforwards	254
Valuation allowance	(81)

Total deferred tax assets	173

Net long-term deferred tax liabilities	£34

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the scheduled reversal of deferred tax liabilities and generation of future taxable income during the periods in which the deferred tax assets become deductible. During the year ended December 31, 2013, a valuation allowance was recognized on net operating losses for project entities that have current year losses and no history of earnings, as there is insufficient evidence to suggest there will be sufficient taxable income during the periods in which certain of the temporary differences become deductible. The operating loss carryforward period is indefinite, subject to certain conditions. The change during the year ended December 31, 2013 in the total valuation allowance was £81.

As of December 31, 2013, the Group did not have any unrecognized tax benefits or uncertain tax positions.

8. RELATED PARTIES

Shareholder Loans

ib Vogt

ib Vogt is a related party as it holds 50% of the ordinary share capital of each of the project entities comprising the Group. At December 31, 2013, the Group had outstanding shareholder loans payable to ib Vogt totaling £4,881. The loans from ib Vogt have no fixed repayment date, are unsecured, and bear no interest. The loans are classified as current liabilities in the combined balance sheet as they can be required to be repaid upon notification from ib Vogt.

At December 31, 2013, the Group had outstanding shareholder loans receivable from ib Vogt totaling £4,120. These loans mature on March 31, 2014 and can be extended thereafter for one year if they are not expressly terminated by either party.

ViMAP

ViMAP GmbH (“ViMAP”) is a related party as it holds 50% of the ordinary share capital of two of the project entities comprising the Group (Boyton and SPV 24). At December 31, 2013, the Group had outstanding shareholder loans payable to ViMAP totaling £3,311. The loans from ViMAP have no fixed repayment date, are unsecured, and bear no interest. The loans are classified as current liabilities in the combined balance sheet as they can be required to be repaid upon notification from ViMAP.

St. Nicholas Court

St. Nicholas Court Farms Limited (“St. Nicholas Court”) is a related party as it holds 50% of the ordinary share capital of one of the project entities comprising the Group (Sunsave 6). At December 31, 2013, the Group had an outstanding shareholder loan payable to St. Nicholas Court totaling £1,569. The loan from St. Nicholas Court has no fixed repayment date, is unsecured, and bears no interest. The loans are classified as current liabilities in the combined balance sheet as they can be required to be repaid upon notification from St. Nicholas Court.

Purchases

During the year ended December 31, 2013, the Group purchased a total of £21,687 and £1,078 in respect of project rights, services, solar panels, grid connection and other associated plant and machinery pursuant to Engineering, Procurement and Construction (“EPC”) contracts with ib Vogt and St. Nicholas Court, respectively, for the construction of the Group’s solar energy facilities. At December 31, 2013, a balance of £961 remained outstanding and is reflected in due to related parties in the combined balance sheet.

Operations and Maintenance

Operations and maintenance services are solely provided to the Group by an affiliate of ib Vogt pursuant to contractual agreements. Costs incurred for these services were £131 for the year ended December 31, 2013, and were reported as cost of operations—affiliates in the combined statement of operations. No balance remains outstanding at December 31, 2013.

9. FAIR VALUE MEASUREMENTS

We perform fair value measurements in accordance with ASC 820. ASC 820 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at their fair values, we consider the principal or most advantageous market in which we would transact and consider assumptions that market participants would use when pricing the assets or liabilities, such as inherent risk, transfer restrictions and risk of nonperformance.

ASC 820 establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. An asset’s or a liability’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. ASC 820 establishes three levels of inputs that may be used to measure fair value:

•	Level 1: quoted prices in active markets for identical assets or liabilities;

•	Level 2: inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; or

•	Level 3: unobservable inputs that are supported by little or no market activity and that are significant to the fair values of the assets or liabilities.

The following table summarizes the financial instruments measured at fair value on a recurring basis classified in the fair value hierarchy (Level 1, 2 or 3) based on the inputs used for valuation in the accompanying combined balance sheet:

	As of December 31, 2013
Assets (Liabilities)	Level 1	Level 2	Level 3
Cross-currency swaps	£—	£59	£—
Cross-currency swaps	—	(257)	—

Total	£—	£(198)	£—

The Group’s cross-currency swaps are classified as Level 2 since all significant inputs are observable and do not require management judgment. There were no transfers between Level 1, Level 2 and Level 3 financial instruments during the year ended December 31, 2013.

10. COMMITMENTS AND CONTINGENCIES

From time to time, we are notified of possible claims or assessments arising in the normal course of business operations. Management continually evaluates such matters with legal counsel and believes that, although the ultimate outcome is not presently determinable, these matters will not result in a material adverse impact on our financial position or operations.

Operating Leases

The Group is obligated under certain long-term noncancelable operating leases related to land for its solar energy systems. Certain of these lease agreements contain renewal options. Below is a summary of the Group’s future minimum lease commitments as of December 31, 2013:

	2014	2015	2016	2017	2018	Thereafter	Total
Land leases	£127	£127	£127	£127	£127	$2,239	£2,874

11. SUBSEQUENT EVENTS

On May 21, 2014, 100% of the ordinary share capital of the project entities that comprise the Group were sold to an affiliate of TerraForm Power, Inc.

For the combined financial statements as of and for the year ended December 31, 2013, we have evaluated subsequent events through July 3, 2014, the date the combined financial statements were available to be issued.

Report of Independent Auditors

Member

Imperial Valley Solar 1 Holdings II, LLC

We have audited the accompanying financial statements of Imperial Valley Solar 1 Holdings II, LLC and Subsidiaries, which comprise the consolidated balance sheets as of December 31, 2013 and 2012, and the related consolidated statements of operations, changes in member’s equity, and cash flows for the year ended December 31, 2013 and the period from September 24, 2012 (Date of Inception) to December 31, 2012, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Imperial Valley Solar 1 Holdings II, LLC and Subsidiaries at December 31, 2013 and 2012, and the results of its operations and its cash flows for the year ended December 31, 2013 and the period from September 24, 2012 (Date of Inception) to December 31, 2012 in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

McLean, Virginia

June 13, 2014

Imperial Valley Solar 1 Holdings II, LLC and Subsidiaries

Consolidated Balance Sheets

(In Thousands of U.S. Dollars)

	December 31,
	2013	2012
Assets
Current assets:
Cash and cash equivalents	$2,481	$927
Accounts receivable	2,871	—
Cash grant receivable	111,933	—
Prepaid expenses	802	1,810
Other current assets	1,638	50

Total current assets	119,725	2,787

Noncurrent assets:
Restricted cash	510	436,501
Property, plant and equipment, net of accumulated depreciation of $1,943 and $0, respectively	522,015	9,206
Construction in progress	126,073	140,633
Intangible assets, net of amortization of $82 and $0, respectively	34,547	34,464
Deferred financing costs, net of accumulated amortization of $1,826 and $382, respectively	1,375	1,471
Long-term prepaid	2,929	14,935
Other noncurrent assets	—	186

Total noncurrent assets	687,449	637,396

Total assets	$807,174	$640,183

Liabilities and member’s equity
Liabilities:
Current liabilities:
Accounts payable	$1,081	$16,213
Accounts payable – related parties	8,586	699
Accrued expenses	81,790	1,524
Current portion of long-term debt, net of unamortized discount of $5,861 and $0, respectively	98,699	—

Total current liabilities	190,156	18,436

Noncurrent liabilities:
Long-term debt, net of unamortized discount of $1,134 and $1,237, respectively	401,306	414,463
Asset retirement obligation	2,333	—

Total noncurrent liabilities	403,639	414,463

Member’s equity:
Contributed capital	222,789	209,734
Accumulated deficit	(17,209)	(2,450)
Noncontrolling interest	7,799	—

Total member’s equity	213,379	207,284

Total liabilities and member’s equity	$807,174	$640,183

See accompanying notes.

Imperial Valley Solar 1 Holdings II, LLC and Subsidiaries

Consolidated Statements of Operations

(In Thousands of U.S. Dollars)

	Year Ended December 31, 2013	Period from September 24, 2012 (Date of Inception) to December 31, 2012
Revenues	$1,777	$—
Cost of revenues, including depreciation of $1,919 and $0, respectively, amortization of $82 and $0, respectively, and accretion of $11 and $0, respectively	(2,548)	—

Gross loss	(771)	—

Operating expenses:
General and administrative expenses	(1,209)	(2,133)

Total operating expenses	(1,209)	(2,133)

Loss from continued operations	(1,980)	(2,133)

Interest income	175	54
Interest expense	(8,526)	(371)
Other non-operating loss	(3)	—

Net loss	$(10,334)	$(2,450)

Less: income attributable to noncontrolling interests	4,425	—

Net loss attributable to Imperial Valley Solar 1 Holdings II	(14,759)	(2,450)

See accompanying notes.

Imperial Valley Solar 1 Holdings II, LLC and Subsidiaries

Consolidated Statements of Changes in Member’s Equity

(In Thousands of U.S. Dollars)

	Contributed Capital	Accumulated Deficit	Noncontrolling Interest	Total Member’s Equity
September 24, 2012 (Date of Inception)	$—	$—	$—	$—
Capital contributions from member, net of cost of $0	—	(2,450)	—	(2,450)
Net loss	209,734	—	—	209,734

Balance at December 31, 2012	209,734	(2,450)	—	207,284
Net (loss) income	—	(14,759)	4,425	(10,334)
Sales of subsidiary shares to noncontrolling interest, net of cost of $5,626	—	—	3,374	3,374
Capital contributions from member, net of costs of $0	22,055	—	—	22,055
Return of capital to member	(9,000)	—	—	(9,000)

Balance at December 31, 2013	$222,789	$(17,209)	$7,799	$213,379

See accompanying notes.

Imperial Valley Solar 1 Holdings II, LLC and Subsidiaries

Consolidated Statements of Cash Flows

(In Thousands of U.S. Dollars)

	Year Ended December 31, 2013	Period from September 24 (Date of Inception) to December 31, 2012
Operating activities
Net loss	$(10,334)	$(2,450)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	1,919	—
Accretion on asset retirement obligation	11	—
Amortization of financing costs	4,975	—
Amortization of intangible assets	82	—
Changes in operating assets and liabilities:
Accounts receivable	(1,777)	—
Prepaid expenses	(206)	105
Other noncurrent assets	(431)	(66)
Accounts payable	(2)	303
Accounts payable and accrued expenses – related parties	2,296	(1,702)
Accrued expenses	(282)	—

Net cash used in operating activities	(3,749)	(3,810)

Investing activities
Decrease (increase) in restricted cash	435,991	(436,501)
Capital expenditures	(515,815)	(54,197)
Purchase of other intangibles	—	(12,000)

Net cash used in investing activities	(79,824)	(502,698)

Financing activities
Proceeds from project financing	91,300	415,700
Proceeds from equity contributions	4,712	108,956
Financed capital expenditures	(10,406)	—
Financing fees	(479)	(17,221)

Net cash provided by financing activities	85,127	507,435

Total change in cash and cash equivalents	1,554	927
Cash and cash equivalents, beginning of period	927	—

Cash and cash equivalents, end of period	$2,481	$927

Supplemental disclosures
Interest paid, net of amount capitalized	$6,046	$—
Noncash increases (decreases) to property, plant and equipment and construction in progress:
Amortization of prepaid expenses	$1,451	$1,334
Amortization of financing costs	$465	$733
Accounts payable and accrued expenses	$65,934	$14,096
Asset retirement obligation	$2,322	$—
Other non cash investing and financing activities:
Cash grant receivable	$(111,933)	$—
Capital contribution of capitalized assets from Power	$17,343	$100,779
Capital contribution from noncontrolling interest	$9,000	$—
Return of capital to member	$(9,000)	$—
Financing fees paid by related party	$(5,626)	$—

See accompanying notes.

Imperial Valley Solar 1 Holdings II, LLC and Subsidiaries

Notes to the Consolidated Financial Statements

(In Thousands of U.S. Dollars)

December 31, 2013 and period from September 24, 2012 (Date of Inception) to December 31, 2012

1. Summary of Significant Accounting Policies

Nature of Business

Imperial Valley Solar 1 Holdings II, LLC (IVS 1 Holdings II) is a holding company that through its subsidiaries (collectively, the Company), was formed for the purpose of developing, constructing, owning and operating a utility-scale photovoltaic solar energy project with a capacity of 266 megawatts (MW) located in Calexico, California, United States, known as Mount Signal Solar (MSS).

IVS 1 Holdings II, is wholly owned by SRP Power, LLC (Member), which is ultimately owned by Silver Ridge Power, LLC (SRP). SRP is a joint venture of The AES Corporation (AES Corp), and Riverstone/Carlyle Renewable Energy Partners II, LP (Riverstone). AES Corp and Riverstone are the ultimate controlling parties of the Company as they exercise joint control over SRP.

IVS 1 Holdings II was formed on September 24, 2012 at which point SRP Power, LLC contributed its existing equity interests in Imperial Valley Solar 1 Holdings, LLC (a subsidiary in which it held a controlling financial interest) to IVS 1 Holdings II, in exchange for equity interests in IVS 1 Holdings II. As a result, IVS 1 Holdings II became the owner of Imperial Valley Solar 1, LLC, an entity formed on April 9, 2012 for the purpose of developing, constructing, owning and operating the Mount Signal Solar (MSS) project.

The commercial operation of MSS is recognized in three phases: initial phase of 139 MW (Phase I), the second phase of 72.91 MW (Phase II), and the last phase of 54 MW (Phase III). Phase I and II of MSS were placed into service on November 22, 2013 and December 20, 2013, respectively. Phase III was still in construction at December 31, 2013 and was placed in service on March 4, 2014.

Basis of Preparation

The consolidated financial statements of the Company have been prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) as issued by the Financial Accounting Standards Board (FASB) and include all the accounts of the Company.

The consolidated financial statements are presented in U.S. Dollars and all values are rounded to the nearest thousand ($000), except when otherwise indicated.

Principles of Consolidation

Subsidiaries are fully consolidated from the date of their acquisition, being the date on which the Company obtains control, and continue to be consolidated until the date when such control ceases. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. Investments in which the Company does not have control but has the ability to exercise significant influence are accounted for using the equity method of accounting. All intercompany balances, transactions, unrealized gains and losses resulting from intercompany transactions are eliminated in the accompanying consolidated financial statements.

Imperial Valley Solar 1 Holdings II, LLC and Subsidiaries

Notes to the Consolidated Financial Statements  (continued)

(In Thousands of U.S. Dollars)

The accompanying consolidated financial statements include the accounts and results of operations of IVS 1 Holdings II, its wholly owned subsidiaries and those entities in which the company has a controlling financial interest and which are required to be consolidated under applicable accounting standards. The usual condition for a controlling financial interest is ownership of a majority of the voting interests of an entity; however, a controlling financial interest may also exist in entities such as variable interest entities (VIEs), through arrangements that do not involve controlling voting interests.

A VIE is an entity (a) that has a total equity investment at risk that is not sufficient to finance its activities without additional subordinated financial support or (b) where the group of equity holders does not have (i) the ability to make significant decisions about the entity’s activities, (ii) the obligation to absorb the entity’s expected losses or (iii) the right to receive the entity’s expected residual returns; or (c) where the voting rights of some equity holders are not proportional to their obligations to absorb expected losses, receive expected residual returns, or both, and substantially all of the entity’s activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights.

The determination of which party has the power to direct the activities that most significantly impact the economic performance of the VIE could require significant judgment and assumptions. That determination considers the purpose and design of the business, the risks that the business was designed to create and pass along to other entities, the activities of the business that can be directed and which party can direct them, and the expected relative impact of the activities on the economic performance of the business throughout its life.

The company has no VIEs.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the Company to make estimates and assumptions that affect amounts reported in the accompanying consolidated financial statements and notes. Actual results could differ from those estimates. The Company’s significant estimates include the carrying amount and the estimated useful lives of its long-lived assets; the fair value of financial instruments.

Concentration of Credit Risk

The Company is exposed to concentrations of credit risk primarily related to cash and cash equivalents and restricted cash. The Company mitigates its exposure to credit risk by maintaining deposits at highly rated financial institutions and by monitoring the credit quality of the related financial institution and counterparties of the Company’s contracts.

The Company’s operations are concentrated within the United States, and any changes to government policies for renewable energy, including revisions or changes to renewable energy tax legislation, could have a negative effect on the Company’s activities, financial condition, and results of operations.

Cash and Cash Equivalents

The Company considers unrestricted cash on hand and deposits in banks to be cash and cash equivalents; such balances approximate fair value at December 31, 2013 and 2012. The Company has $2,481 and $927 cash and cash equivalents as of December 31, 2013 and 2012, respectively.

Imperial Valley Solar 1 Holdings II, LLC and Subsidiaries

Notes to the Consolidated Financial Statements  (continued)

(In Thousands of U.S. Dollars)

Restricted Cash

Restricted cash includes cash and cash equivalents that are restricted as to withdrawal or usage. The nature of restriction includes restrictions imposed by the financing agreement, power purchase agreement and debt service reserve. The construction disbursement account receives the proceeds of all construction loans and makes disbursements for the payment of construction costs.

Accounts Receivable and Allowance for Doubtful Accounts

The Company reviews its accounts receivable for collectibility and records an allowance for doubtful accounts for estimated uncollectible accounts receivable. Accounts receivable are written off when they are no longer deemed collectible. Write-offs would be deducted from the allowance and subsequent recoveries would be added. The allowance is based on the Company’s assessment of known delinquent accounts, historical experience and other currently available evidence of the collectibility and the aging of accounts receivable. The underlying assumptions, estimates and assessments the Company uses to provide for losses are updated to reflect the Company’s view of current conditions. Changes in such estimates could significantly affect the allowance for losses. It is possible the Company will experience credit losses that are different from the Company’s current estimates. Based on the Company’s assessment performed at December 31, 2013, no allowance for doubtful accounts was necessary. The Company had no accounts receivable at December 31, 2012.

Income Taxes

The Company and its subsidiaries are limited liability companies treated as partnerships and single-member disregarded entities for U.S. income tax purposes. As such, U.S. federal and state income taxes are generally not recognized at the entity level but instead, income is taxed at the owner-member level. Accordingly, the Company and its subsidiaries do not have liabilities for U.S. federal or state taxes and, therefore, no current income taxes or deferred income taxes are reflected in these financial statements.

Noncontrolling Interest

Mount Signal Tax Equity Financing

On August 15, 2013, Imperial Valley Solar 1 Holdings, LLC (IVS1 Holdings), a subsidiary of the Company, entered into an arrangement that admitted a noncontrolling shareholder as a partner (tax equity investor) in the MSS Project, and received net proceeds of $9,000 on October 9, 2013 in return. IVS1 Holdings will receive an additional estimated $94,000 (Cash Grant Capital Contribution) upon satisfaction of a set of conditions precedent to this contribution. Under the terms of the arrangement, the tax equity investor will receive disproportionate returns on its investment of the profit or loss, and will share in the cash distributions from MSS. The preferential return period continues until the tax equity investor recovers its investment and achieves a cumulative after-tax return of 20%.

IVS1 Holdings currently estimates the preferential return period to end on December 31, 2023. The length of the preferential return period is dependent upon estimated future cash flows as well as projected tax benefits. At the end of the preferential return period, IVS1 Holdings will continue to share in the profit or loss and in the cash distributions at rates pursuant to the agreement with the tax equity investor. During and beyond the preferential return period, IVS1 Holdings retains a class of membership interests which provide it with day-to-day operational and management control of MSS. However, certain decisions require the approval of the tax equity investor.

Imperial Valley Solar 1 Holdings II, LLC and Subsidiaries

Notes to the Consolidated Financial Statements  (continued)

(In Thousands of U.S. Dollars)

Under the IVS1 Holdings tax equity structure, the Company is the managing member and responsible for the management of MSS. The tax equity member is viewed as a passive investor in MSS, although it is afforded certain rights related to major decisions. As the managing member, the Company is responsible for day-to-day operating decisions related to MSS and for preparing the annual operating and capital expenditure budgets. If a proposed operating budget exceeds the prior year’s budget by a certain percentage, the tax equity member has the right to veto the variation from budget. The tax equity member is also provided other customary protective rights.

Noncontrolling interests are classified as a separate component of equity in the consolidated balance sheets and consolidated statements of changes in equity. Additionally, net income and comprehensive income attributable to noncontrolling interests are reflected separately from consolidated net income and comprehensive income in the consolidated statements of operations and consolidated statements of changes in equity. Any change in ownership of a subsidiary while the controlling financial interest is retained is accounted for as an equity transaction between the controlling and noncontrolling interests. Losses continue to be attributed to the noncontrolling interests, even when the noncontrolling interests’ basis has been reduced to zero.

We determine the net income (loss) attributable to the controlling partner by deducting from net income (loss) the amount of net income (loss) attributable to the noncontrolling interest. The net income (loss) attributable to the noncontrolling interest represents the tax equity investors’ allocable share in the results of the MSS project. We have determined that the provisions in the Tax Equity Finance Arrangement represent a substantive profit sharing arrangement. We have further determined that the appropriate methodology for calculating the noncontrolling interest balance that reflects the substantive profit sharing arrangement is a balance sheet approach using the Hypothetical Liquidation at Book Value method, or HLBV method. We therefore use the HLBV method to determine the share of the results of the MSS Project attributable to the tax equity investor, which we record in our consolidated balance sheets as noncontrolling interest. The HLBV method determines the tax equity investor’s allocable share of the results of the MSS Project by calculating the net change in the tax equity investor’s share in the consolidated net assets of the MSS Project at the beginning and end of the period after adjusting for any transactions between the MSS Project and the MSS Project investors, such as capital contributions or cash distributions.

Property, Plant and Equipment

Property, plant and equipment (PPE) is stated at cost, net of accumulated depreciation and/or accumulated impairment losses, if any. Such costs include the costs of replacing component parts of the PPE and borrowing costs for long-term construction projects if the recognition criteria are met.

Land option payments are reclassified to PPE once the option is exercised. All other pre-development project costs are expensed during the pre-development sub-phase. Once the pre-development sub-phase is completed, a solar project advances to the development sub-phase, financing, engineering and construction phases. Costs incurred in these phases are capitalized as incurred and presented as Construction in progress (CIP). Payments for engineering costs, insurance costs, salaries, interest and other costs directly relating to CIP are capitalized during the construction period provided the completion of the project is deemed probable, or expensed at the time the Company determines that development of a particular project is no longer probable.

Imperial Valley Solar 1 Holdings II, LLC and Subsidiaries

Notes to the Consolidated Financial Statements  (continued)

(In Thousands of U.S. Dollars)

The continued capitalization of such costs was subject to ongoing risks related to successful completion, including those related to government approvals, siting, financing, constructing, permitting and contract compliance. Revenues earned before a project is placed in service are recorded as a reduction to the related project’s cost. Once a project is placed in service, all accumulated costs are reclassified from CIP to PPE, and become subject to depreciation or amortization. For the year ended December 31, 2013, the Company recorded $3,147 of revenues before project phases were placed in service. For the period from September 24, 2012 (Date of Inception) to December 31, 2012, the Company did not earn any revenue.

Many of the Company’s construction and equipment procurement agreements contain damage clauses relating to construction delays and contractually specified performance targets. These clauses are negotiated to cover lost margin or revenues from the Solar Projects in the event of nonperformance. Liquidated damages are those payments received from contractors that are related to a failure to meet contractually specified performance targets or completion dates prior to commercial operations and are recorded as a reduction to the cost of Solar Projects.

Assets related to the generation of energy are generally placed in service when the power plant is electrically and mechanically complete and is able to operate safely. The Company generally considers this milestone achieved when (a) the following items are completed: (i) inverters are calibrated and operating in accordance with manufacturing specifications, (ii) isolation testing has been successfully completed, (iii) generation equipment has been tested in accordance with manufacturer specifications, (iv) preliminary load testing has been successfully completed and (v) electrical protection checking has been successfully completed and (b) the plant is connected to the electrical grid. For large plants which may be commissioned in sections, a power plant may be placed in service in stages. Any shared assets will be placed in service when the first portion is placed in service.

Land owned by the Company is not depreciated. Land has an unlimited useful life. The Company’s depreciation of PPE is computed using the straight-line method over the estimated useful lives of the assets, which are accounted for on a component basis. At December 31, 2013, the useful lives of the Company’s components are as follows:

Panels	25 years
Structures	25 years
Inverters	25 years
Transformer	20-25 years
Other items	5 years
Leasehold improvements	Over the lesser of the useful life or the term of the land lease

Upon Phase I and II of MSS being placed in service during 2013, the depreciation of PPE commenced for each phase.

An item of PPE and any other significant part initially recognized is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on de-recognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the Consolidated Statements of Operations when the asset is derecognized. For the periods presented, the Company did not recognize any gain or loss on the derecognition of assets.

Imperial Valley Solar 1 Holdings II, LLC and Subsidiaries

Notes to the Consolidated Financial Statements  (continued)

(In Thousands of U.S. Dollars)

All repair and maintenance costs that do not meet capitalization criteria are recognized in the Consolidated Statements of Operations as incurred.

The assets’ residual values, useful lives and methods of depreciation are reviewed at each financial year-end and adjusted prospectively, if appropriate.

Capitalized Interest

The Company capitalizes interest on borrowed funds used to finance capital projects. Capitalization is discontinued once a phase of the project is placed in service. The capitalized interest during construction is classified in CIP in the accompanying Consolidated Balance Sheets (see Note 3 – Construction in Progress). Once placed in service, the capitalized interest is classified in PPE in the accompanying Consolidated Balance Sheets (see Note 2 – Property, Plant and Equipment).

Asset Retirement Obligation

In accordance with the accounting standards for asset retirement obligations (AROs), the Company records the fair value of the liability for a legal obligation to retire an asset in the period in which the obligation is incurred if a reasonable estimate of fair value can be made.

When a new liability is recognized, the Company capitalizes the costs of the liability by increasing the carrying amount of the related long-lived asset. The liability is accreted to its present value each period and the capitalized cost is depreciated over the useful life of the related asset. Accretion expense is calculated by applying the effective interest rate to the carrying amount of the liability at the beginning of each period and is included in cost of revenues in the accompanying Consolidated Statements of Operations. The effective interest rate is the credit-adjusted risk-free rate applied when the liability (or portion of the liability) was initially measured and recognized. Changes resulting from revisions to the timing or amount of the original estimates of cash flows are recognized as an increase or a decrease in the asset retirement cost and AROs.

The Company recognized an ARO as of December 31, 2013 related to the MSS project (see Note 12 – Asset Retirement Obligation).

Recoverability of Long-Lived Assets

The Company evaluates the recoverability of its long-lived assets whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. The carrying amount of the Company’s long-lived assets is considered impaired when their anticipated undiscounted cash flows are less than their carrying value. Impairment is measured as the difference between the discounted expected future cash flows and the assets’ carrying amount.

The Company’s long-lived assets are primarily comprised of property, plant and equipment and intangibles.

The Company has not recognized any impairment losses on its long-lived assets for the years ended December 31, 2013 and period from September 24, 2012 (Date of Inception) to December 31, 2012.

Imperial Valley Solar 1 Holdings II, LLC and Subsidiaries

Notes to the Consolidated Financial Statements  (continued)

(In Thousands of U.S. Dollars)

Financing Costs

Financing costs are deferred and amortized over the related financing period using the effective interest method. The initial fees paid directly to the lenders under the nonrecourse agreement have been classified as debt discount and included in long-term debt on the Consolidated Balance Sheet. The amortization of deferred financing costs and debt discount is included as interest expense in the accompanying Consolidated Statements of Operations unless capitalized as part of PPE (see Note 11 – Long-Term Debt).

Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consist of accounts due to vendors related to the Company’s operations and construction. The nature of these payables relates to costs for legal, maintenance, spare parts, administrative, and accrued construction and operation costs.

Leases

Leases that meet certain criteria are classified as capital leases, and assets and liabilities are recorded at amounts equal to the lesser of the present value of the minimum lease payments or the fair value of the leased properties at the beginning of the respective lease terms. Leases that do not meet such criteria are classified as operating leases. When the Company is the lessee, related rentals are charged to expense on a straight-line basis. As a lessee, the Company did not have any capital or operating leases as of December 31, 2013 and period from September 24, 2012 (Date of Inception) to December 31, 2012.

The Company is a lessor under the terms of a long-term PPA for the sale of electricity and green credits. The term of the PPA is for 25 years. Under this agreement, the Company will recognize revenue as energy is delivered (see Note 1 – Summary of Significant Accounting Policies – Revenue Recognition).

Fair Value

Fair value, as defined in the fair value measurement accounting guidance, is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, or exit price. The Company follows the fair value measurement accounting guidance for financial assets and liabilities and for nonfinancial assets and liabilities measured on a nonrecurring basis. The fair value measurement accounting guidance requires that the Company make assumptions market participants would use in pricing an asset or liability based on the best information available. Reporting entities are required to consider factors that were not previously measured when determining the fair value of financial instruments. These factors include nonperformance risk and credit risk. The fair value measurement guidance prohibits inclusion of transaction costs and any adjustments for blockage factors in determining the instruments’ fair value. The principal or most advantageous market should be considered from the perspective of the reporting entity.

Fair value, where available, is based on observable quoted market prices. Where observable prices or inputs are not available, several valuation models and techniques are applied. These models and techniques attempt to maximize the use of observable inputs and minimize the use of unobservable inputs. The process involves varying levels of management judgment, the degree of which is dependent on the price transparency of the instruments or market and the instruments’ complexity.

Imperial Valley Solar 1 Holdings II, LLC and Subsidiaries

Notes to the Consolidated Financial Statements  (continued)

(In Thousands of U.S. Dollars)

To increase consistency and enhance disclosure of the fair value, the fair value measurement accounting guidance creates a fair value hierarchy to prioritize the inputs used to measure fair value into three categories. An asset’s or liability’s level within the fair value hierarchy is based on the lowest level of input significant to the fair value measurement, where Level 1 is the highest and Level 3 is the lowest. The three levels are defined as follows:

•	Level 1 – Quoted prices in active markets for identical assets or liabilities.

•	Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

•	Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

Revenue Recognition

The Company is party to a PPA for the sale of electricity and green credits. The PPA has been evaluated and classified as an operating lease with a non-lease element. Thus, the Company recognizes revenue based upon rates specified in the PPA when the electricity is delivered. The Company commenced the recognition of revenue upon Phase I being placed into service on November 22, 2013.

Green credits are renewable energy certificates that are created based on the amount of renewable energy generated and are used to meet renewable energy portfolio standards of a jurisdiction. Pursuant to the accounting standards for revenue recognition, transfer is not considered to have occurred until the customer takes title to the product. The recognition of the sale of green credits is classified as Revenues in the accompanying Consolidated Statements of Operations. All the revenue recognized for the year ended December 31, 2013 was for electricity sales and green credits.

General and Administrative Expenses

General and administrative expenses include corporate and other expenses related to corporate staff functions and initiatives which include executive management, finance and accounting, legal, human resources and information systems.

Cash Grant

The Company recognizes government grants when there is reasonable assurance that both; the entity complied with all the conditions set forth by the respective government, and that the grant will be received. Government grants whose primary condition relates to the purchase, construction or acquisition of long-lived assets are recognized by reducing the asset by the grant amount. (See Note 6 – Cash Grant Receivable.)

Imperial Valley Solar 1 Holdings II, LLC and Subsidiaries

Notes to the Consolidated Financial Statements  (continued)

(In Thousands of U.S. Dollars)

2. Property, Plant and Equipment

Upon Phase I and II of MSS being placed in service during 2013, the total balance of CIP balance related to these phases as well as shared asset were reclassified to PPE and depreciation commenced.

	December 31,
	2013	2012
Land	$9,206	$9,206
Solar power generation equipment	512,318	—
Asset retirement costs	2,322	—
Office, furniture and equipment	112	—
Less: Accumulated depreciation	(1,943)	—

Total property, plant and equipment, net	$522,015	$9,206

Depreciation expense for the year ended December 31, 2013 and period from September 24, 2012 (Date of Inception) to December 31, 2012 was $1,919 and $0, respectively.

PPE reduced by $111,933 during the year ended December 31, 2013 for the amount of the Cash Grant Receivable (refer to Note 6 – Cash Grant Receivable).

All of the PPE was pledged as a security for the Company’s debt as of December 31, 2013 and 2012.

3. Construction in Progress

As of December 31, 2013, the Company had CIP of $126,073 related to the only remaining last phase of the MSS project (54 MW), while Phase I and Phase II of the Company’s solar project MSS were placed into service as of December 31, 2013. As of December 31, 2012, the Company had CIP of $140,633 related to all phases of MSS project. Capitalized costs in CIP included panels, compensation, insurance costs, capitalized interest and overhead costs related to persons directly involved in the development and/or construction of the MSS project.

Interest and certain fees deferred and amortized in connection with the Company’s debt have been capitalized during the period of construction. The Company capitalized interest in the amount of $25,336 and $1,653 during the year ended December 31, 2013 and the period from September 24, 2012 (Date of Inception) to December 31, 2012, respectively.

4. Intangible Assets

The Company has intangible assets of $34,547 and $34,484 as of December 31, 2013 and 2012, respectively. Intangible assets include land control rights, rights to an interconnection agreement, land permits and a power purchase agreement. Amortization expense related to intangible assets subject to amortization was $82 for the year ended December 31, 2013. There was no amortization expense for the year ended December 31, 2012. The following summarizes the estimated amortization expense for the years ended December 31, 2013 through December 31, 2018 and thereafter:

	2014	2015	2016	2017	2018	Thereafter	Total
Amortizable intangibles	$1,193	$1,247	$1,247	$1,247	$1,247	$28,366	$34,547

Imperial Valley Solar 1 Holdings II, LLC and Subsidiaries

Notes to the Consolidated Financial Statements  (continued)

(In Thousands of U.S. Dollars)

The average useful life of intangible assets subject to amortization is 28 years.

5. Cash and Cash Equivalents and Restricted Cash

As of December 31, 2013 and 2012, the Company had cash and cash equivalents of $2,481 and $927, respectively. As of December 31, 2013 and 2012, the Company had restricted cash of $510 and $436,501, respectively. As of December 31, 2013 and 2012, restricted cash was held in a construction disbursement bank account administered by a financial institution on behalf of the Company for the payment of construction costs.

6. Cash Grant Receivable

On December 18, 2013, the Company applied for the cash grant under Section 1603, Payments for Specified Energy Property in Lieu of Tax Credits of the American Reinvestment and Recovery Act of 2009 (Cash Grant) for the Phase I of the MSS project. The Company has concluded that conditions were met on December 18, 2013 for the recognition of the Cash Grant and the Company recognized a Cash Grant receivable of $111,933 with a corresponding reduction of property, plant and equipment. In March 2014, the Company received proceeds related to the Phase I Cash Grant receivable of $105,418. The Company expects to collect the remaining Phase I Cash Grant upon addressing US Treasury’s review questions.

7. Prepayments

Prepayments as of December 31, 2013 and 2012 were $3,731 and $16,745, respectively. As of December 31, 2013 and 2012, $2,929 and $14,935 of the prepayments related to financing costs related to MSS financial close and insurance, which had been recognized as a long-term prepaid because the related debt for these facilities has not yet been drawn. The remaining prepayments related to prepaid plant insurance and other expenses.

8. Accounts Payable

Accounts payable as of December 31, 2013 and 2012 were $1,081 and $16,213, respectively, and related to amounts owed to third parties for construction, operation and maintenance, legal and environmental costs.

9. Accrued Expenses

Accrued expenses as of December 31, 2013 and, 2012 were $81,790 and $1,524, respectively and are predominantly comprised of construction and operation costs not yet invoiced, consulting, audit fees and accrued interest.

10. Member’s Equity

The Company operates under the Operating Limited Liability Agreement (LLC Agreement) dated September 21, 2012. The authorized unit capital of the Company is 10 units.

At the closing of the financing for its MSS project in November 2012, the Company received an equity contribution of $108,955 in cash and an additional non-cash contribution for incurred project costs of $100,779.

Imperial Valley Solar 1 Holdings II, LLC and Subsidiaries

Notes to the Consolidated Financial Statements  (continued)

(In Thousands of U.S. Dollars)

Non-cash contribution to the Company included project rights and capitalized development and costs related to preparing the asset for its intended use. Project rights include land control rights, rights to an interconnection agreement, a power purchase agreement and land permits.

During 2013, the Company received additional capital contributions of $22,055, of which $4,712 was in cash and $17,343 was in a non-cash contribution for incurred project costs for MSS. In addition, the Company received a capital contribution $9,000 from its noncontrolling interest shareholder. For the year ended December 31, 2013, the Company has returned capital to Member of $9,000.

11. Long-Term Debt

In November 2012, the Company obtained financing for its MSS project. The financing arrangement included $415,700 in secured senior notes (Notes), a $220,000 cash grant bridge loan (CGBL) and a letter of credit facility (LC facility) of $79,640. The Company had fully drawn on the Notes as of December 31, 2012. The Notes are secured by a first priority security interest in the membership interests of the MSS project and all of its assets. The Notes bear interest at 6.00% and are due June 2038. Repayment of the Notes is scheduled to begin in the second half of 2014. The Notes are redeemable at the Company’s option, at par value plus accrued interest. Under the financing agreement for the notes, the Company is limited to the distribution of dividends until the project is in operation and all distribution requirements under the financing agreements are met.

The CGBL lenders have first priority on the proceeds from the cash grant. The CGBL will be repaid with the Cash Grant. The Company has applied for the cash grant under Section 1603, Payments for Specified Energy Property in Lieu of Tax Credits of the American Reinvestment and Recovery Act of 2009 since commercial operation began on the first phase of the MSS project. During 2013, the Company started draws on the CGBL, as the proceeds from the Notes were fully utilized. As of December 31, 2013, the Company had an outstanding balance of $91,300 for CGBL. The CGBL has a fixed interest rate for each specific draw and bears interest at 3.35% to 3.37%.

As of December 31, 2013, the future maturities of the Notes and CGBL are as follows:

2014	$104,560
2015	13,147
2016	18,022
2017	14,022
2018	14,324
Thereafter	342,925

Total	$507,000

The LC facility allows the MSS project to issue letters of credit to certain of its counterparties. The LC facility is secured by a security interest in the MSS project and by a second priority interest in proceeds from the Grant. Upon obtaining the financing in 2012, MSS issued $41,347 of letters of credit from the LC facility, of which $34,847 is outstanding as of December 31, 2013. A Letter of Credit issued in 2012 in relation to the procurement of modules for $6,500 was released and cancelled during 2013. The company pays a commitment fee of 0.75% on the unused portion of the LC facility.

Imperial Valley Solar 1 Holdings II, LLC and Subsidiaries

Notes to the Consolidated Financial Statements  (continued)

(In Thousands of U.S. Dollars)

12. Asset Retirement Obligation

As of December 31, 2013, the Company has recorded an ARO in the amount of $2,333 related to Phase I and II of the MSS project. The estimated liability is based on the future estimated costs associated with the dismantlement, demolition and removal of the solar power plant. The liability is calculated based on the following assumptions:

Estimated useful life	25 years
Inflation factor	2.19
Credit-adjusted risk-free discount rate	6%

The estimate of the ARO is based on projected future retirement costs and requires management to exercise significant judgment. Such costs could differ significantly when they are incurred.

For the year ended December 31, 2013, the Company recognized accretion expense of $11.

13. Fair Value

The fair value of current financial assets and liabilities and other deposits, approximates their reported carrying amounts due to their short maturities. The fair value of long-term debt is estimated differently based upon the type of loan.

	December 31,
	2013		2012
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets
Cash and cash equivalents	$2,481	$2,481	$927	$927
Restricted cash	510	510	436,501	436,501
Accounts receivable	2,871	2,871	—	—

Total assets	$5,862	$5,862	$437,428	$437,428

Liabilities
Accounts payable	$1,081	$1,081	$16,213	$16,213
Accounts payable – related parties	8,586	8,586	699	699
Accrued expenses	81,790	81,790	1,524	1,525
Long-term debt	500,005	488,864	414,463	415,700

Total liabilities	$585,185	$574,044	$432,899	$434,137

Valuation Techniques

The fair value measurement accounting guidance describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach would use prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach would use valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset. All financial assets and liabilities (other than debt) are classified as Level 1 in the fair value hierarchy for the purpose of determining and disclosing the fair value of financial instruments.

Imperial Valley Solar 1 Holdings II, LLC and Subsidiaries

Notes to the Consolidated Financial Statements  (continued)

(In Thousands of U.S. Dollars)

Debt

The fair value of debt is estimated differently based upon the type of loan. For variable rate loans and fixed rate loans with maturity of less than one year, carrying value approximates fair value. The fair value of fixed rate loans is estimated using a discounted cash flow analysis. In the discounted cash flow analysis, the discount rate is based on the credit rating of the individual debt instruments, if available, or the credit rating of the subsidiary. If the subsidiary’s credit rating is not available, a synthetic credit rating is determined using certain key metrics, including cash flow ratios and interest coverage, as well as other industry-specific factors. For the year ended December 31, 2013 and 2012, the Company classified the debt as Level 3 and Level 2, respectively, in the fair value hierarchy for the purpose of determining and disclosing the fair value of financial instruments. The fair value of recourse and non-recourse debt excludes accrued interest at the valuation date.

The Company does not have any assets and liabilities that are measured at fair value on a recurring basis.

14. Related-Party Transactions

For the purpose of the financial statements, parties are considered to be related to the Company if the Company has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Company and the party are subject to common control or common significant influence. Related parties may be individuals or other entities.

The Company entered into management and operations agreements with U.S. Solar Services (USSS), a wholly owned company of SRP, to provide construction management and general and administrative services. In addition, the Company entered into a management service agreement with a related party, AES Solar Management, Inc., to provide management, business development, and general and administrative services. The Company is required to make payments within 30 days after invoices are received. During the year ended December 31, 2013 and the period from September 24, 2012 (Date of Inception) to December 31, 2012, the Company recorded $5,887 and $1,915 of management expenses with AES Solar Management, Inc. and USSS.

In addition, the Company has an increase in the related party payables of $6,093 which related to payments on its behalf by AES Solar Power, LLC for payments related to the inception of the noncontrolling interest for consultants and legal fees and payments for environmental insurance required to be held by the IVS1 Holdings.

15. Commitments and Contingencies

Capital Commitments

Upon the MSS project achieving financial close in 2012, certain conditions precedent were met resulting in the MSS project’s engineering procurement and construction contract (EPC) and panel supply agreement becoming effective. The total estimated contract value of the EPC contract as of December 31, 2012 was $360,360. In 2013, due to an EPC Settlement and change orders, the EPC contract increased an additional $4,677. As of December 31, 2013, $55,387 remains unpaid under the EPC agreement.

Imperial Valley Solar 1 Holdings II, LLC and Subsidiaries

Notes to the Consolidated Financial Statements  (continued)

(In Thousands of U.S. Dollars)

Operating Leases

The Company is obligated under certain long-term noncancelable operating leases related to land for its solar projects. Certain of these lease agreements contain renewal options and inflation-adjusted rent escalation clauses. The Company capitalized $391 and $79 for the years ended December 31, 2013 and 2012, respectively, related to land leases. Rent expense for the years ended December 31, 2013 and 2012 under the land agreements was $28 and $0, respectively.

Below is a summary of the Company’s future minimum lease commitments as of December 31, 2013:

	2014	2015	2016	2017	2018	Thereafter	Total
Land leases	$427	$436	$444	$453	$462	$12,189	$14,411

Letter of Credit

In the normal course of business, the Company may enter into various agreements providing performance assurance to third parties. Such agreements include letters of credit and are entered into primarily to support or enhance the creditworthiness of the Company by facilitating the availability of sufficient credit to accomplish the intended business purposes of the Company.

As discussed in Note 11 – Long-Term Debt, the LC facility allows the MSS project to issue letters of credit to certain counterparties. On behalf of the Company, a third party has posted several LCs totaling $34,847 to multiple beneficiaries. The letters of credit are required under the MSS project financing agreement to be posted during construction. The Company issued letters of credit for PPA, and interconnection studies and upgrades. The letters of credit are issued with a one-year maximum duration and extended for additional periods at the Company’s discretion. The others have expiration beyond December 31, 2013 and some will automatically renew unless the Company makes a notification.

Legal Proceedings

The Company does not have any legal proceedings that are currently pending. From time to time, the Company or its subsidiaries may be party to various lawsuits, claims and other legal and regulatory proceedings that arise in the ordinary course of business. These actions may seek, among other things, compensation, civil penalties, or injunctive or declaratory relief.

Environmental Contingencies

The Company reviews its obligations as they relate to compliance with environmental laws, including site restoration and remediation. For the years ended December 31, 2013 and period from September 24, 2012 (Date of Inception) to December 31, 2012, there were no known environmental contingencies that required the Company to recognize a liability.

16. Subsequent Events

Subsequent events have been evaluated through June 13, 2014, the date these financial statements were available to be issued.

Imperial Valley Solar 1 Holdings II, LLC and Subsidiaries

Notes to the Consolidated Financial Statements  (continued)

(In Thousands of U.S. Dollars)

On February 18, 2014 the Company applied for the cash grant under Section 1603, Payments for Specified Energy Property in Lieu of Tax Credits of the American Reinvestment and Recovery Act of 2009 for the Phase II of the MSS project (Phase II Cash Grant). The Company has concluded that conditions were met on February 18, 2014 for the recognition of the Phase II Cash Grant and the Company recognized a Phase III Cash Grant receivable of $59,089 with a corresponding reduction of property, plant and equipment. On April 21, 2014, the Company received proceeds related to the Phase II Cash Grant receivable of $55,380. The Company expects to collect the remaining Phase II Cash Grant receivable upon addressing US Treasury’s review questions.

On March 31, 2014, the Company applied for the cash grant under Section 1603, Payments for Specified Energy Property in Lieu of Tax Credits of the American Reinvestment and Recovery Act of 2009 for the Phase III of the MSS project (Phase III Cash Grant). The Company has concluded that conditions were met on March 31, 2014 for the recognition of the Phase III Cash Grant and the Company recognized a Phase III Cash Grant receivable of $39,517 with a corresponding reduction of property, plant and equipment. On April 25, 2014, the Company received proceeds related to the Phase III Cash Grant receivable of $36,796. The Company expects to collect the remaining Phase III Cash Grant receivable upon addressing US Treasury’s review questions.

In 2014, the Company drew an additional $72,960 under the CGBL facility. On April 29, 2014, the CGBL facility was fully repaid with the Cash Grant proceeds. Additionally in 2014, the Company issued additional letter of credit of $12,747 under the LC Facility.

Transforming our future with energy

TerraForm Power seeks to deliver clean and sustainable energy. By owning and operating contracted clean power generating assets, we believe we will play an important role in meeting growing energy demand while seeking to provide our investors with stable and growing dividends.

Through and including                    , 2014 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities may be required to deliver a prospectus.

20,065,000 Shares

TerraForm Power, Inc.

Class A Common Stock

PRELIMINARY PROSPECTUS

Goldman, Sachs & Co.

Barclays

Citigroup

J.P. Morgan

Macquarie Capital

Santander

FBR

                    , 2014

PART II

Item 13.	Other expenses of issuance and distribution

The following table sets forth the costs and expenses, other than underwriting discounts and commissions and the structuring fee, to be paid by us in connection with the sale of the shares of Class A common stock being registered hereby. All amounts are estimates except for the SEC registration fee, the FINRA filing fee and the stock exchange listing fee.

SEC registration fee	$74,301
FINRA filing fee	83,000
NASDAQ listing fee	225,000
Legal fees and expenses	3,318,818
Accounting fees and expenses	1,200,000
Printing and engraving expenses	1,300,000
Transfer agent and registrar fees and expenses	25,000

Total	$6,226,119

Item 14.	Indemnification of directors and officers

Section 102(b)(7) of the DGCL allows a corporation to provide in its certificate of incorporation that a director of the corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our amended and restated certificate of incorporation will provide for this limitation of liability.

Section 145 of the DGCL, or Section 145, provides that a Delaware corporation may indemnify any person who was, is or is threatened to be made, party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. A Delaware corporation may indemnify any persons who are, were or are a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person is or was a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests, provided that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director has actually and reasonably incurred.

Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his or her status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.

Our amended and restated bylaws will provide that we must indemnify our directors and officers to the fullest extent permitted by the DGCL and must also pay expenses incurred in defending any such proceeding in advance of its final disposition upon delivery of an undertaking, by or on behalf of an indemnified person, to repay all amounts so advanced if it should be determined ultimately that such person is not entitled to be indemnified.

We intend to enter into indemnification agreements with certain of our executive officers and directors pursuant to which we will agree to indemnify such persons against all expenses and liabilities incurred or paid by such person in connection with any proceeding arising from the fact that such person is or was an officer or director of our company, and to advance expenses as incurred by or on behalf of such person in connection therewith.

The indemnification rights set forth above shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, provision of our certificate of incorporation, our bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

We expect to maintain standard policies of insurance that provide coverage (1) to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (2) to us with respect to indemnification payments that we may make to such directors and officers.

The proposed form of Underwriting Agreement to be filed as Exhibit 1.1 to this Registration Statement will provide for indemnification of our directors and officers by the underwriters party thereto against certain liabilities. See “Item 17. Undertakings” for a description of the SEC’s position regarding such indemnification provisions.

Item 15.	Recent sales of unregistered securities

Except as set forth below, we have not sold any securities, registered or otherwise, within the past three years, except for the shares issued upon our formation to our sole shareholder.

On January 29, 2014 and February 20, 2014, we issued 7,193 shares and 3,749 shares of our Class A common stock, respectively to certain individuals on account of their efforts in identifying potential projects for our portfolio. The shares of our Class A common stock were issued to EverStream pursuant to Section 4(2) of the Securities Act.

On January 31, 2014 and February 20, 2014, we granted an aggregate of 27,647 shares and 14,118 shares, respectively, of restricted securities to certain of our executives and other employees of SunEdison who will provide services to us. These grants of restricted securities were made in the ordinary course of business and did not involve any cash payments from the recipients. The restricted securities did not involve a “sale” of securities for purposes of Section 2(3) of the Securities Act and were otherwise made in reliance upon Rule 701 under the Securities Act.

On June 17, 2014, we and our Sponsor entered into a transaction agreement with Silver Ridge Power LLC (“Silver Ridge”), pursuant to Silver Ridge agreed to sell to us all of the outstanding equity interests in Imperial Valley Solar 1 Holdings II, LLC, which owns the Mt. Signal Project, in exchange for consideration consisting of (i) an equal number of Class B1 units of Terra LLC and shares of Class B1 common stock determined by dividing $146.0 million by the initial public offering price of our Class A common stock in this offering, which Silver Ridge will distribute to R/C US Solar Investment Partnership, L.P. (“Riverstone”) and (ii) an equal number of Class B units of Terra LLC and shares of Class B common stock determined by dividing $146.0 million by the initial public offering price of our Class A common stock in this offering, which Silver Ridge will distribute to our Sponsor.

On July 3, 2014, Altai Capital Master Fund, Ltd. and Everstream Opportunities Fund I, LLC entered into stock purchase agreements with us in which they agreed to purchase $45.0 million and $20.0 million, respectively, of our Class A common stock at a price per share equal to the initial public offering price of our Class A common stock in separate private placement transactions. These share purchases are subject to certain customary closing conditions and will be completed concurrently with the closing of this offering.

We will issue these securities to the respective purchases in reliance upon the exemption from the registration requirements of the Securities Act provided by Section 4(2) thereof. In that regard, we obtained representations from each of the purchases that it was an “accredited investor” with the meaning of Rule 501 of Regulation D promulgated under the Securities Act, and that it had such knowledge and experience in financial or business matters that such purchaser was capable of evaluating the merits and risk of an investment in our securities. In addition, the securities to be issued in connection with these transactions will bear a restrictive legend that prohibits their transfer with registration under the Securities Act unless an exemption is available.

Item 16.	Exhibits and Financial Statement Schedules

(a) Exhibits

The exhibit index attached hereto is incorporated herein by reference.

(b) Financial Statement Schedule

All schedules have been omitted because the information required to be set forth in the schedules is either not applicable or is shown in the financial statements or notes thereto.

Item 17.	Undertakings

For the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(1)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(2)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(3)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(4)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 14 of this registration statement or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

(2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, TerraForm Power, Inc., a Delaware corporation, has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Beltsville, State of Maryland, on July 16, 2014.

TERRAFORM POWER, INC.

By:	/S/ CARLOS DOMENECH ZORNOZA
	Name:	Carlos Domenech Zornoza
	Title	Chief Executive Officer

* * * * *

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form S-1 has been signed by the following persons in the capacities indicated on July 16, 2014.

Signature	Title

/S/ CARLOS DOMENECH ZORNOZA Carlos Domenech Zornoza	Chief Executive Officer and Director (principal executive officer)

* Sanjeev Kumar	Chief Financial Officer (principal financial officer)

/S/ AHMAD CHATILA Ahmad Chatila	Director

* Brian Wuebbels	Director

* Francisco “Pancho” Perez-Gundin	Director

* Steven Tesoriere	Director

* The undersigned by signing his name hereto, signs and executes this Amendment No. 4 to Registration Statement pursuant to the Powers of Attorney executed by the above named signatories and previously filed with the Securities and Exchange Commission on May 29, 2014.

By:	/S/ AHMAD CHATILA
Ahmad Chatila

EXHIBIT INDEX

Exhibit Number	Exhibit Description

1.1	Form of Underwriting Agreement.

3.1**	Form of Amended and Restated Certificate of Incorporation of TerraForm Power, Inc. to be effective immediately prior to the completion of this offering.

3.2**	Form of Amended and Restated Bylaws of TerraForm Power, Inc. to be effective immediately prior to the completion of this offering.

4.1**	Specimen Class A Common Stock Certificate.

5.1**	Opinion of Kirkland & Ellis LLP.

10.1**	Form of Management Services Agreement by and between TerraForm Power, Inc. and SunEdison, Inc.

10.2**	Form of Project Support Agreement by and between TerraForm Power, LLC and SunEdison, Inc.

10.3**	Form of Repowering Services ROFR Agreement by and between TerraForm Power, Inc., TerraForm Power, LLC, TerraForm Power Operating, LLC and SunEdison, Inc.

10.4**	Form of Interest Payment Agreement by and between TerraForm Power, LLC, TerraForm Power Operating, LLC, SunEdison, Inc. and SunEdison Holdings Corporation.

10.5**	Form of Exchange Agreement by and among TerraForm Power, Inc., TerraForm Power, LLC and SunEdison, Inc.

10.6**	Form of Registration Rights Agreement by and between TerraForm Power, Inc. and SunEdison, Inc.

10.7**	Form of Registration Rights Agreement by and between TerraForm Power, Inc. and R/C US Solar Investment Partnership, L.P.

10.8**	Form of Indemnification Agreement between TerraForm Power, Inc. and its directors and officers.

10.9**	Form of Amended and Restated Operating Agreement of TerraForm Power, LLC.

10.10	Investment Agreement, dated as of March 28, 2014, by and among TerraForm Power, LLC, TerraForm Power Operating, LLC and SunEdison, Inc.

10.11†**	SunEdison Yieldco, Inc. 2014 Second Amended and Restated Long-Term Incentive Plan.

10.12**	Common Stock Purchase Agreement, dated as July 3, 2014, by and among TerraForm Power, Inc. and Altai Capital Master Fund, Ltd.

10.13**	Common Stock Purchase Agreement, dated as July 3, 2014, by and among TerraForm Power, Inc. and Everstream Opportunities Fund I, LLC

10.14**	Form of Contribution Agreement by and among TerraForm Power, Inc., TerraForm Power, LLC and Silver Ridge Power, LLC

10.15**	Form of Letter Agreement Regarding the Priced Call Right Assets, between TerraForm Power, Inc. and SunEdison, Inc.

10.16†	Form of Restricted Stock Unit Award Agreement for employees.

10.17†	Form of Restricted Stock Unit Award Agreement for directors.

21.1	List of subsidiaries of TerraForm Power, Inc.

23.1	Consent of KPMG LLP – TerraForm Power, Inc.

23.2	Consent of KPMG LLP – TerraForm Power (Predecessor)

23.3	Consent of KPMG LLP – Stonehenge Operating Group

Exhibit Number	Exhibit Description

23.4	Consent of CohnReznick LLP – Nellis

23.5	Consent of CohnReznick LLP – Summit Solar

23.6	Consent of Moss Adams LLP – CalRenew – 1

23.7	Consent of Moss Adams LLP – Atwell Island

23.8	Consent of Ernst & Young LLP

23.9**	Consent of Kirkland & Ellis (included in Exhibit 5.1).

24.1**	Power of Attorney (included on the signature page of this Registration Statement).

99.1	Consent of Director Nominees.

*	To be filed by amendment.
†	Indicates exhibits that constitute compensatory plans or arrangements.
**	Indicates exhibits previously filed by this registrant.